


06012953

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ATS Andlauer Income Fund

*CURRENT ADDRESS Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
Canada

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34967 FISCAL YEAR

- Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY:

DAT : 4/28/06

NEWS RELEASE **March 8, 2006**

ATS ANDLAUER INCOME FUND INCREASES SPECIAL CASH DISTRIBUTION DECLARED ON DECEMBER 19, 2005

Toronto, Ontario –ATS Andlauer Income Fund (the "**Fund**") (TSX: ATS.UN) announced today an increase to the one-time special cash distribution it declared on December 19, 2005. The special distribution has been increased to from $0.321 per trust unit to $0.3343 per trust unit and will be paid on March 31, 2006 to unitholders of record at the close of business on December 31, 2005.

The one-time special non-cash distribution, in the form of trust units, also declared on December 19, 2005 will remain unchanged with a value if $0.065 per trust unit and will be paid on March 31, 2006 to unitholders of record at the close of business on December 31, 2005. These trust units will be distributed on a pro rata basis to unitholders of record on December 31, 2005 and will be included in unitholders' income for the 2005 calendar year. Immediately after this pro rata distribution of trust units, the number of outstanding trust units will be consolidated, such that each unitholder will hold, following the consolidation, the same number of trust units as before the non-cash distribution, and there will be no change in the total number of trust units outstanding.

These special distributions are being made because available distributable cash generated through the fourth quarter, historically the strongest operational quarter of the business, exceeded regular distributions paid at the annualized rate of $0.081 per month. This excess was in part due to the historically strong fourth quarter coinciding with the Fund's short initial period of operations for income tax purposes (August to December 2005). The Fund is obligated under its declaration of trust to distribute all taxable income earned within a calendar year. Because a portion of the special distributions approved is to be paid by way of trust units, the amount of income allocated to unitholders will exceed the amount of cash distributed. The Fund may be required to withhold certain amounts otherwise distributable to non-resident unitholders, and, to the extent that the withholding cannot be applied to cash distributions, the Fund may be required to withhold and sell trust units to satisfy such obligations.

The incremental one-time special cash distribution should not be viewed as indicative of future financial performance or distribution level. The Fund's current distribution policy is to distribute $0.081 per trust unit per month. The distributions declared by the Fund in 2005 will be treated as 100% taxable income for Canadian income tax purposes.

The Fund is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

Additional information relating to the Fund, including all public filings, is available on www.sedar.com.

For further information, please contact:

Michael Andlauer
President & Chief Executive Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

Brian Mascarenhas
VP Finance, & Chief Financial Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

NEWS RELEASE **January 19, 2006**

ATS ANDLAUER INCOME FUND ANNOUNCES DISTRIBUTIONS FOR FIRST QUARTER 2006

Toronto, Ontario –ATS Andlauer Income Fund (the "**Fund**") (TSX: ATS.UN) announced today that it has declared unitholder distributions of $0.081 per trust unit for each of the months of January, February and March 2006 as follows:

Record Date	Distribution Date	Ex-Distribution Date	Distribution per Unit
January 31, 2006	February 15, 2006	January 27, 2006	$0.081
February 28, 2006	March 15, 2006	February 24, 2006	$0.081
March 31, 2006	April 17, 2006	March 29, 2006	$0.081

These distributions are in addition to the estimated special cash distribution of $0.321 per trust unit and estimated special non-cash distribution, in the form of trust units with an estimated value of $0.065 per trust unit, announced on December 19, 2005, to be paid on March 31, 2006 to unitholders of record on December 31, 2005. The exact value of the special cash distribution and the exact value and number of trust units to be distributed pursuant to the special non-cash distribution will be based upon the aggregate taxable income of the Fund for the fiscal year ended December 31, 2005, the determination of which is not yet complete.

The Fund is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

Additional information relating to the Fund, including all public filings, is available on www.sedar.com.

For further information, please contact:

Michael Andlauer
President & Chief Executive Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

Brian Mascarenhas
VP Finance, & Chief Financial Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

NEWS RELEASE **December 19, 2005**

ATS ANDLAUER INCOME FUND DECLARES SPECIAL DISTRIBUTIONS IN ADDITION TO REGULAR DECEMBER DISTRIBUTION

Toronto, Ontario –ATS Andlauer Income Fund (the "**Fund**") (TSX: ATS.UN) announced today its regular monthly cash distribution of $0.081 per trust unit for the month of December 2005. The distribution will be paid on January 13, 2006 to unitholders of record on December 31, 2005.

The Fund also announced that the Board of Trustees has approved, in addition to the above regular distribution, an estimated one time special cash distribution of $0.321 per trust unit and an estimated one time special non-cash distribution, in the form of trust units with an estimated value of $0.065 per trust unit, to be paid on March 31, 2006 to unitholders of record at the close of business on December 31, 2005. These trust units will be distributed on a pro rata basis to unitholders of record on December 31, 2005 and will be included in unitholders' income for the 2005 calendar year. Immediately after this pro rata distribution of trust units, the number of outstanding trust units will be consolidated, such that each unitholder will hold, following the consolidation, the same number of trust units as before the non-cash distribution.

The exact value of the special cash distribution and the exact value and number of trust units to be distributed pursuant to the special non-cash distribution will be based upon the aggregate taxable income of the Fund for the fiscal year ended December 31, 2005, which is not yet complete.

These special distributions are being made because available distributable cash estimated to be generated through the fourth quarter, historically the strongest operational quarter of the business, is expected to exceed regular distributions to be paid at the annualized rate of $0.081 per month. This excess is in part due to the historically strong fourth quarter coinciding with the Fund's short initial period of operations for income tax purposes (August to December 2005). The Fund is obligated under its declaration of trust to distribute all taxable income earned within a calendar year. Because a portion of the special distributions approved is to be paid by way of trust units, the amount of income allocated to unitholders will exceed the amount of cash distributed. The Fund may be required to withhold certain amounts otherwise distributable to non-resident unitholders, and, to the extent that the withholding cannot be applied to cash distributions, the Fund may be required to withhold and sell trust units to satisfy such obligations.

The Fund is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

Additional information relating to the Fund, including all public filings, is available on www.sedar.com.

For further information, please contact:

Michael Andlauer
President & Chief Executive Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

Brian Mascarenhas
VP Finance, & Chief Financial Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

NEWS RELEASE **NOVEMBER 21, 2005**

ATS ANDLAUER INCOME FUND ANNOUNCES NOVEMBER 2005 DISTRIBUTION

Toronto, Ontario –ATS Andlauer Income Fund (the "**Fund**") (TSX: ATS.UN) announced today a cash distribution of $0.081 per trust unit for the month of November 2005. The distribution will be paid on December 15, 2005 to unitholders of record on November 30, 2005.

The Fund's policy is to pay cash distributions on or about the 15th of each month to unitholders of record on the last business day of the preceding month.

The Fund is an open-ended trust that holds, indirectly, securities of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"). ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

Additional information relating to the Fund, including all public filings, is available on www.sedar.com.

For further information, please contact:

Michael Andlauer
President & Chief Executive Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

Brian Mascarenhas
VP Finance, & Chief Financial Officer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379 ext 200

G:\062047\0001\Press Release (Early Warning Report) 01.doc

NEWS RELEASE

November 10, 2005



ATS ANDLAUER INCOME FUND RELEASES

SEPTEMBER 30, 2005 FINANCIAL STATEMENTS

Toronto, Ontario –ATS Andlauer Income Fund (the "**Fund**") (TSX: ATS.UN) is pleased to announce the release of its September 30, 2005 financial statements.

On September 30, 2005, the Fund completed an initial public offering ("IPO") of 9,324,200 trust units ("Fund Units") for $10.00 per unit, for gross proceeds of $93.2 million. Concurrent with the closing of the IPO, the Fund used the gross proceeds from the sale of its Fund Units to indirectly acquire an 80.1% interest in ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"), comprising 9,324,200 Ordinary LP Units, and ATS Andlauer LP used cash and the issuance of Exchangeable LP Units to acquire certain of the net assets of the Canadian transportation solutions business (the "Business"), of ATS Andlauer Transportation Services Inc. (the "Vendor"), for an aggregate purchase price of $121.0 million. The Vendor holds the remaining 19.9% interest in ATS Andlauer LP comprising 2,316,442 Exchangeable LP Units.

The Fund was inactive prior to completing its IPO and accordingly, statements of operations and cash flows have not been presented as part of the consolidated interim financial statements. The consolidated interim financial statements present the transactions relating to the IPO as of September 30, 2005. Since the acquisition was completed on the last day of September, to provide more meaningful information to investors, the Management Discussion and Analysis ("MD&A") that accompanying the financial statements refers to the pre-acquisition operating results of the Business. Readers are cautioned that the operating results discussed in the MD&A are not the results of the Fund.

ATS Andlauer LP is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

The Fund's units trade on the Toronto Stock Exchange under the symbol ATS.UN.

Additional information relating to the Fund, including all public filings, is available on www.sedar.com.

For further information, please contact:

Michael Andlauer
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
T (416) 798-1379 ext. 200
F (416)798-9230

Brian Mascarenhas
ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
T (416) 798-1379 ext. 200
F(416)798-9230

NEWS RELEASE **OCTOBER 19, 2005**

ATS ANDLAUER INCOME FUND ANNOUNCES FIRST DISTRIBUTION

Toronto, Ontario –ATS Andlauer Income Fund (the "**Fund**") (TSX:ATS.UN) is pleased to announce its first cash distribution to unitholders covering the period from closing of the Fund's initial public offering on September 30, 2005 to October 31, 2005 of $0.085 per trust unit. The distribution will be paid on November 15, 2005 to unitholders of record on October 31, 2005.

This payment is consistent with the Fund's intention, as stated in its initial public offering prospectus, dated September 22, 2005, to pay an initial cash distribution of $0.085 per unit.

For further information, please contact:

Michael Andlauer
ATS Andlauer Transportation Services Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8
(416) 798-1379

NEWS RELEASE **SEPTEMBER 30, 2005**

Not for distribution to U.S. newswire services or for dissemination in the United States.

ATS ANDLAUER INCOME FUND COMPLETES $93 MILLION IPO

Toronto, Ontario - ATS Andlauer Income Fund (the "Fund") is pleased to announce the successful completion of its initial public offering. The Fund issued 9,324,200 trust units at $10.00 per unit for gross proceeds of $93,242,000. At closing, the Fund acquired an indirect 80.1% limited partnership interest in ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"), and ATS Andlauer LP used the funds from the offering and borrowings under its credit facility to acquire the Canadian transportation solutions business of ATS Andlauer Transportation Services Inc. ("ATS Andlauer"). The remaining 19.9% interest in ATS Andlauer LP is held by ATS Andlauer, which is controlled by Michael Andlauer, who continues as President and Chief Executive Officer of ATS Andlauer Transportation Services GP Inc., the general partner of ATS Andlauer LP.

ATS Andlauer LP is now a leading national Canadian transportation solutions provider focusing on the business-to-business distribution of higher value consumer products. ATS Andlauer LP provides its customers with full-service transportation solutions including ground transportation and air freight forwarding services through a nationwide network of facilities located in 23 centres across Canada.

The Fund intends to make monthly distributions of its distributable cash, estimated at approximately $0.975 per trust unit annually. The first distribution to unitholders of record on October 31, 2005 is expected to be paid on November 15, 2005, for the period from September 30 to October 31, 2005 to holders of record on October 31, 2005, and is estimated to be $0.085 per unit, representing approximately $0.081 per unit on a monthly basis. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "ATS.UN". Additional information about the Fund and this transaction is available at www.sedar.com.

The underwriting syndicate for the offering was led by National Bank Financial Inc. and included RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc.

The securities offered have not been, and will not be, registered under the *United States Securities Act of 1933*, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirement of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Michael Andlauer
President and Chief Executive Officer
ATS Andlauer Income Fund
(416) 798-1379

C. Robert Brogan
Senior Executive Vice-President
ATS Andlauer Income Fund
(416) 798-1379

NEWS RELEASE **SEPTEMBER 23, 2005**

Not for distribution to U.S. newswire services or for dissemination in the United States.

ATS ANDLAUER INCOME FUND FILES FINAL PROSPECTUS FOR $93 MILLION IPO

Toronto, Ontario - ATS Andlauer Income Fund (the "Fund") is pleased to announce that it has filed a final prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the Fund's initial public offering. The Fund will issue 9,324,200 trust units at $10.00 per unit for gross proceeds of $93,242,000. On closing of the offering, the Fund will own indirectly 80.1% of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"), which will acquire, own and operate the Canadian transportation solutions business of ATS Andlauer Transportation Services Inc. ("ATS Andlauer"). Closing is scheduled for September 30, 2005.

Founded in 1991, ATS Andlauer is a leading national Canadian transportation solutions provider focusing on the business-to-business distribution of higher value consumer products. ATS Andlauer provides its customers with full-service transportation solutions including ground transportation and air freight forwarding services through a nationwide network of facilities located in 23 centres across Canada.

The Fund intends to make monthly distributions of its distributable cash, estimated at approximately $0.975 per trust unit annually. The first distribution to unitholders of record on October 31, 2005 is expected to be paid on November 15, 2005, for the period from closing to October 31, 2005, and is estimated to be $0.085 per unit (representing approximately $0.081 per unit calculated on a monthly basis). The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the trust units under the symbol "ATS.UN", subject to the Fund satisfying the customary requirements of the TSX.

The underwriting syndicate for the offering is led by National Bank Financial Inc. and includes RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc.

A copy of the Fund's final prospectus is available on SEDAR (www.sedar.com).

The securities offered have not been, and will not be, registered under the *United States Securities Act of 1933*, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Michael Andlauer
President and Chief Executive Officer
ATS Andlauer Income Fund
(416) 798-1379

C. Robert Brogan
Senior Executive Vice-President
ATS Andlauer Income Fund
(416) 798-1379

NEWS RELEASE **AUGUST 26, 2005**

Not for distribution to U.S. newswire services or for dissemination in the United States.

ATS ANDLAUER INCOME FUND FILES PRELIMINARY PROSPECTUS

Toronto, Ontario - ATS Andlauer Income Fund (the "Fund") is pleased to announce that it has filed a preliminary prospectus with the securities regulatory authorities in each of the provinces and territories of Canada in connection with a proposed initial public offering of trust units of the Fund. After the closing of the offering, the Fund will hold 80.1% of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"), which will acquire, own and operate the Canadian transportation solutions business of ATS Andlauer Transportation Services Inc. ("ATS Andlauer").

Founded in 1991, ATS Andlauer is a leading national Canadian transportation solutions provider focusing on the business-to-business distribution of higher value consumer products. ATS Andlauer provides its customers with full-service transportation solutions including ground transportation and air freight forwarding services through a nationwide network of facilities located in 23 centres across Canada.

The underwriting syndicate for the offering is led by National Bank Financial Inc. and includes RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc.

A copy of the Fund's preliminary prospectus is available on SEDAR (www.sedar.com).

The securities offered have not been, and will not be, registered under the *United States Securities Act of 1933*, as amended, and may not be offered or sold in the United States absent registration or any applicable exemption from the registration requirement of such Act. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

For further information, please contact:

Michael Andlauer
President and Chief Executive Officer,
ATS Andlauer Income Fund
(416) 798-1379

C. Robert Brogan
Senior Executive Vice-President
ATS Andlauer Income Fund
(416) 798-1379



Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
CDNX	Alberta Securities Commission
Saskatchewan Securities Commission	The Manitoba Securities Commission
New Brunswick Securities Commission	The Toronto Stock Exchange
Ontario Securities Commission	British Columbia Securities Commission
Prince Edward Island Securities Commission	Commission des valeurs Mobilieres du Quebec
Government of the Northwest Territories	Government of Yukon

March 3, 2006

Dear Sirs:

RE: ATS Andlauer Income Fund

Pursuant to a request from our Principal, we wish to advise you of the following dates in connection with their Annual Meeting of Unitholders:

DATE OF MEETING:	May 3, 2006
RECORD DATE FOR NOTICE:	March 29, 2006
RECORD DATE FOR VOTING:	March 29, 2006
BENEFICIAL OWNERSHIP DETERMINATION DATE:	March 29, 2006
SECURITIES ENTITLED TO NOTICE:	Units
SECURITIES ENTITLED TO VOTE:	Units
ROUTINE BUSINESS ONLY:	Yes

Yours very truly,
CIBC MELLON TRUST COMPANY
[Signed]
Cindy Harrett, STI
Manager
Client Services
Direct Dial: (902) 420-3821


RECEIVED
2006 MAR 30 A 11:20

Consolidated Interim Financial Statements

ATS Andlauer Income Fund

September 30, 2005
(unaudited)

ATS ANDLAUER INCOME FUND
Consolidated Balance Sheet
As at September 30, 2005

(Unaudited – in thousands of dollars)

	$
ASSETS	
Current	
Cash and cash equivalents	1,235
Accounts receivable	25,632
Prepaid expenses and deposits	1,442
	28,309
Capital assets *(note 4)*	2,029
Deferred financing costs	48
Goodwill	35,320
Intangible assets *(note 5)*	65,600
	131,306
LIABILITIES AND UNITHOLDERS' EQUITY	
Current	
Accounts payable and accrued liabilities	17,262
Long-term debt *(note 6)*	5,595
	22,857
Non-controlling interest *(note 7)*	23,164
Unitholders' equity	
Trust units *(note 8)*	85,285
	131,306

The accompanying notes are an integral component of the consolidated financial statements

(Unaudited – in thousands of dollars except per Unit amounts)

1. THE FUND

ATS Andlauer Income Fund (the "Fund") is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund was established to invest in the freight transportation business, through an indirect acquisition of the controlling interest of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP") and its general partner, ATS Andlauer Transportation Services GP Inc. (the "GP"). The Fund was inactive prior to completing an initial public offering (the "IPO"), and through its indirect acquisition of the controlling interest of ATS Andlauer LP, acquired certain net assets of the Canadian transportation solutions business of ATS Andlauer Transportation Services Inc. (the "Vendor") on September 30, 2005. Accordingly, statements of operations and cash flows have not been presented and these consolidated financial statements present the transactions relating to the IPO as of September 30, 2005.

The Fund is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies.

2. INITIAL PUBLIC OFFERING AND ACQUISITION

On September 30, 2005, the Fund completed an IPO of 9,324,200 trust units (the "Units") for $10.00 per unit, for gross proceeds of $93,242. The cost of issuing units was $7,957 for net proceeds of $85,285.

On September 30, 2005, in conjunction with the IPO, the Fund used the proceeds of the offering, together with a portion of the funds drawn under its credit facilities *(note 6)* and the issuance of Exchangeable Limited Partnership Units of ATS Andlauer LP *(note 7)*, to acquire certain of the net assets of the Canadian transportation solutions business of the Vendor for an aggregate purchase price of $121,047.

The acquisition has been accounted for by the purchase method. The purchase price is subject to a working capital adjustment which has not been finalized, and accordingly, the final allocation of fair value of net assets acquired has yet to be completed. The preliminary allocation of the purchase price is summarized as follows:

	$
Net working capital	18,098
Capital assets	2,029
Goodwill	35,320
Other intangible assets	65,600
Net assets acquired	121,047
Consideration	
Cash	93,242
Exchangeable Limited Partnership Units *(note 7)*	23,164
Preliminary Working Capital Adjustment *(note 11)*	4,641
	121,047

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The unaudited interim consolidated financial statements of the Fund have been prepared by management in accordance with Canadian generally accepted accounting principles.

The significant accounting policies are summarized as follows:

Principles of consolidation

The consolidated financial statements include the accounts of the Fund and its subsidiaries, ATS Andlauer Operating Trust, ATS Andlauer Transportation Services GP Inc., and ATS Andlauer Transportation Services Limited Partnership. All significant inter-company transactions have been eliminated on consolidation.

Revenue recognition

Revenue for freight transportation is recognized with the completion of freight forwarding services, which is generally at the time of delivery of the freight.

Capital assets and amortization

Capital assets are recorded at acquisition cost. Amortization is provided as follows:

Computer equipment	30% declining balance
Furniture	20% declining balance
Leasehold improvements	term of the lease
Pickup and delivery equipment	20% declining balance

Goodwill

Goodwill represents the excess of the cost of an acquired business over the estimated fair value of the identifiable net assets acquired. Goodwill is not amortized and is tested for impairment on an annual basis or when an event or circumstance occurs that more likely than not reduces the fair value of a reporting unit below its carrying amount. Goodwill impairment is assessed based on a comparison of the fair value of a reporting unit to its carrying amount, including goodwill. When the carrying amount of a reporting unit exceeds its fair value, the fair value of the reporting unit's goodwill is compared to its carrying amount to measure the amount of the impairment loss, if any. When the carrying amount of the reporting unit goodwill exceeds the fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Intangible assets

Intangible assets acquired that have a definite life, such as customer relationships and proprietary technology, are capitalized and amortized on a straight-line basis over ten years and six years, respectively, and are further tested for impairment if events or circumstances indicate that the assets might be impaired.

Intangible assets acquired that have an indefinite useful life, such as trademarks, are not amortized and are tested for impairment annually, or more frequently if events or circumstances indicate that the asset might be impaired. The impairment test compares the carrying amount of the intangible asset with its fair value and an impairment loss is recognized for the excess, if any.

Impairment of long-lived assets

The Fund reviews its long-lived assets, such as capital assets and intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the total of the expected undiscounted future cash flows is less than carrying amount of an asset, a loss, if any, is recognized to the extent that the carrying amount exceeds the fair value of the asset.

Deferred financing costs

Financing costs related to credit facilities are capitalized and amortized on a straight-line basis over the term of the credit facilities.

Non-controlling interest

Non-controlling interest represents a non-controlling equity interest in the Fund through exchangeable limited partnership units in ATS Andlauer LP, a subsidiary. Exchangeable unitholders are entitled to earnings that are economically equivalent to distributions of the Fund. The exchangeable units were recorded at the value which the Fund's Units were issued to the public through the IPO. Exchanges of exchangeable units are recorded at the carrying value of the exchangeable units at issuance net of net earnings and distributions attributable to participating units to the date of the exchange.

(Unaudited – in thousands of dollars except per Unit amounts)

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, as at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period. The more significant accounting estimates relate to revenue adjustments and the allocation of the purchase price of the acquired business to the identifiable net assets and their related useful lives. Management believes that the estimates utilized in preparing the consolidated financial statements are reasonable and prudent; however, actual results could differ from these estimates.

4. CAPITAL ASSETS

Capital assets consist of the following:

	September 30, 2005		
	Cost $	Accumulated amortization $	Net Book Value $
Computer equipment	16	—	16
Furniture	559	—	559
Leasehold improvements	624	—	624
Pickup and delivery equipment	830	—	830
	2,029	—	2,029

5. INTANGIBLE ASSETS

Intangible assets consist of the following:

	September 30, 2005		
	Cost $	Accumulated amortization $	Net Book Value $
Customer relationships	56,200	—	56,200
Proprietary technology	3,000	—	3,000
Trademarks	6,400	—	6,400
	65,600	—	65,600

(Unaudited – in thousands of dollars except per Unit amounts)

6. LONG-TERM DEBT

The Fund has a three year committed credit facility consisting of a $15,000 revolving facility to finance general operating requirements and a $4,000 revolving facility to finance future leases of operational assets (collectively, the "Credit Facility"). Interest on the Credit Facility will vary, depending on certain financial ratios, between the lender's prime rate plus 0% and 0.75% or between the banker's acceptance rate plus 1.5% and 2.25%. Under the terms of the Credit Facility, the Fund is required, amongst other conditions, to meet certain covenants, of which the Fund was in compliance as at September 30, 2005. The Credit Facility is collateralized by a general security agreement covering all present and future assets of the Fund and its subsidiary companies.

At the closing of the IPO, $5,595 was drawn on the $15,000 revolving credit facility in order to fund the purchase of certain of the net assets of the Canadian transportation solutions business of the Vendor. Under the acquisition agreement between ATS Andlauer LP and the Vendor, the purchase price will be adjusted at a later date to reflect the actual working capital acquired.

Financing costs of $48 were incurred in connection with the Credit Facility. These costs have been capitalized and will be amortized over the three-year term of the debt.

7. NON-CONTROLLING INTEREST

	Number	Amount $
ATS Andlauer Transportation Services LP Exchangeable Units	2,316,442	23,164

ATS Andlauer Transportation Services LP Exchangeable LP Units ("Exchangeable LP Units")

The Exchangeable LP Units issued by ATS Andlauer LP have economic and voting rights equivalent to the Fund Units *(note 8)*, except in connection with the exchangeability terms. They are exchangeable, directly or indirectly, on a one-for-one basis for Fund Units at the option of the holder, under the terms of the Exchange Agreement. The Exchangeable LP Units are not required to be exchanged for Fund Units before transferring to third parties. As a result, they have been treated as non-controlling interest.

Each Exchangeable LP Unit entitles the holder to receive distributions from ATS Andlauer LP pro rata with distributions made on Fund Units.

8. UNITHOLDERS' EQUITY

The beneficial interests in the Fund are divided into interests of two classes, described and designated as Units and Special Voting Units, respectively. An unlimited number of Units and Special Voting Units may be authorized and issued pursuant to the Declaration of Trust.

(Unaudited – in thousands of dollars except per Unit amounts)

8. UNITHOLDERS' EQUITY (continued)

Units

Each Unit is transferable and represents an equal undivided beneficial interest in any distributions of the Fund and in the net assets of the Fund. All Units have equal rights and privileges. Each Unit entitles the holder to participate equally in all allocations and distributions and to one vote at all meetings of unitholders for each whole Unit held.

	Number	Amount $
Trust units		
Issued on initial public offering	9,324,200	93,242
Issuance costs		(7,957)
Balances at September 30, 2005		85,285

Special Voting Units

Fund Special Voting Units are non-participating and are used solely for providing voting rights to persons holding Exchangeable LP Units. Fund Special Voting Units are not transferable separately from Exchangeable LP Units to which they relate. Fund Special Voting Units will automatically be transferred upon transfer of the Exchangeable LP Units to which they relate. The Fund Special Voting Units are not entitled to any beneficial interest in any distribution from the Fund or in the net assets of the Fund in the event of a termination or winding up of the Fund. Each Fund Special Voting Unit entitles the holder thereof to one vote at all meetings of Unitholders.

If the Exchangeable Units are purchased in accordance with the Exchange Agreement, a like number of Fund Special Voting Units will be redeemed by the Fund for a nominal amount.

There were 2,316,442 Special Voting Units issued and outstanding as at September 30, 2005.

9. DISTRIBUTIONS

Distributions to unitholders are determined based on earnings, before interest and amortization, but reduced by certain general and administrative expenses and maintenance capital expenditures. The Fund makes regular distributions to unitholders of record as of the last business day of each month (*note 16*).

10. LONG-TERM INCENTIVE PLAN

The Fund has adopted a long-term incentive plan (the "Plan") to provide key senior management of the Fund with compensation opportunities that will enhance the ability of the Fund to attract, retain and motivate key personnel and reward these key employees for significant performance and associated per Unit cash flow growth. Fund bonuses, in the form of Units of the Fund, will be provided to eligible employees on an annual basis where the distributable cash of the Fund exceeds certain specified threshold amounts.

(Unaudited – in thousands of dollars except per Unit amounts)

10. LONG-TERM INCENTIVE PLAN (continued)

If the distributable cash flow per Unit exceeds the specified threshold amount, a percentage of the distributable cash (the "participation rate") is contributed by the Fund into a long-term incentive pool. The funds in the pool are used to purchase Units of the Fund in the open market, to be provided to eligible employees as bonus compensation. Threshold amounts and participation rates are as follows:

Excess percentage	Proportion of excess percentage paid to Plan trustee
5% or less	Nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5% to 10%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5% to 10%, plus 20% of any excess over 10% to 20%, plus 25% of any excess over 20%

11. RELATED PARTY TRANSACTIONS

Transactions with related parties include ATS Andlauer LP's purchase of certain of the net assets of the Canadian transportation solutions business of the Vendor, a company controlled by the President and Chief Financial Officer of the GP. As of September 30, 2005, $4,641 was due to the Vendor. This amount arose as a result of the difference between the August 31, 2005 estimated amount of working capital that would be purchased by the Fund as of September 30, 2005 and the current estimate (*note 2*). In addition the Exchangeable LP Units that were issued as part of the IPO, and included in note 7 of these financial statements, are held by the Vendor.

The Fund provides freight transportation services to several companies whom are directly or indirectly controlled by a trustee. Included in accounts receivable are amounts relating to Concord Transportation Inc. of $314 and Logisti-Solve Inc. of $214 relating to these transactions. The Fund also contracts labour services from Ready Staffing Solutions Inc., a company controlled by the spouse of a trustee. Included in accounts payable and accrued liabilities is $404 relating to these services.

12. INCOME TAXES

The Fund is taxed as a "mutual fund trust" for income tax purposes. Pursuant to the Declaration of Trust, the trustees intend to distribute or designate all taxable income earned by the Fund to unitholders of the Fund and to deduct such distributions and designations for income tax purposes. Therefore, no provision for income taxes is required.

(Unaudited – in thousands of dollars except per Unit amounts)

13. FINANCIAL INSTRUMENTS

The fair value of long-term debt approximates its carrying value as the long-term debt bears interest at floating rates. The fair values of all other financial assets and liabilities approximate their carrying values.

The Fund has long-term floating rate debt which creates an exposure to fluctuations to interest rates. Given the Fund's contractual terms with its customers, it is not exposed to significant currency risk or commodity risk arising from fluctuations in fuel costs.

Financial instruments that potentially subject the Fund to concentrations of credit risk consist principally of accounts receivable. The Fund performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Fund's customer base. As of September 30, 2005, the Fund had no significant concentration of credit risk.

14. COMMITMENTS

Operating lease commitments

Future minimum payments for operating leases that have initial or remaining terms of one year or more consisted of the following amounts:

				Payments			
	Total	**2005**	**2006**	**2007**	**2008**	**2009**	**Thereafter**
Premise leases	49,719	1,447	6,747	5,883	5,444	5,259	24,939
Equipment leases	15,810	1,077	4,102	3,676	3,353	2,875	727
Total	65,530	2,524	10,849	9,559	8,797	8,134	25,666

15. SEGMENTED INFORMATION

The Fund manages its operations in one business segment, which is providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. All operations are conducted in Canada.

16. SUBSEQUENT EVENT

On October 19, 2005, the trustees of the Fund declared the first distribution for unitholders of record on October 31, 2005. The distribution will cover the period from September 30, 2005 to October 31, 2005 in the amount of $0.085 per Unit and will be paid on November 15, 2005.

Management's Discussion and Analysis

September 30, 2005

The following management's discussion and analysis ("MD&A") as of November 9, 2005, is a review of the financial condition of ATS Andlauer Income Fund ("the Fund") and the results of the pre-acquisition operations of the Canadian transportation solutions Business as defined below. It should be read in conjunction with the interim financial statements and accompanying notes of the Fund for the initial period ending September 30, 2005 and with the final prospectus of the Fund dated September 22, 2005. The financial statements of the Fund are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). The fiscal year of the Fund ends December 31.

The following discussion contains certain forward looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See "Forward Looking Statements" for a discussion of the risks, uncertainty and assumptions relating to those statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". This discussion also refers to certain non-GAAP measures to assist in assessing the Fund's financial performance. Non-GAAP measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, and Non-GAAP Measures".

FORMATION OF THE FUND

The Fund is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005.

On September 30, 2005, the Fund completed an initial public offering ("IPO") of 9,324,200 trust units ("Fund Units") for $10.00 per unit, for gross proceeds of $93.2 million. Concurrent with the closing of the IPO, the Fund used the gross proceeds from the sale of its Fund Units to indirectly acquire an 80.1% interest in ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP"), comprising 9,324,200 Ordinary LP Units, and ATS Andlauer LP used cash and the issuance of Exchangeable LP Units to acquire certain of the net assets of the Canadian transportation solutions business (the "Business"), of ATS Andlauer Transportation Services Inc. (the "Vendor"), for an aggregate purchase price of $121.0 million. The Vendor holds the remaining 19.9% interest in ATS Andlauer LP comprising 2,316,442 Exchangeable LP Units. The acquisition was accounted for by the purchase method.

ATS Andlauer LP is now a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. It operates facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

DISTRIBUTIONS

The Fund intends to make monthly cash distributions to the unitholders of record on the last business day of each month, payable on or about the 15th day of the following month. The first distribution for the Fund was declared on October 19, 2005 for unitholders of record on October 31, 2005. The first distribution will cover the period from September 30, 2005 to October 31, 2005 in the amount of $0.085 per Unit and be paid on November 15, 2005.

BASIS OF MANAGEMENT'S DISCUSSION AND ANALYSIS

The Fund was established on August 22, 2005 and indirectly acquired the Business of the Vendor through the acquisition of an indirect 80.1% interest in ATS Andlauer LP on September 30, 2005. Accordingly, consolidated statements of earnings and cash flows for the period ending September 30, 2005 have not been provided.

Therefore, to provide meaningful information to the reader, the following MD&A refers to the pre-acquisition operating results of the Business for the three month period ended September 30, 2005 compared to the pre-acquisition results of operations of the Business for the same period for fiscal 2004.

Commencing in April 2004, the domestic operations of Concord Transportation Inc. ("Concord"), a wholly owned subsidiary of the Vendor, were integrated into those of the Business and the domestic customers of Concord were migrated to the Business or discontinued. Accordingly the results of the comparative period were impacted by certain integration costs and as such the three month period ending September 30, 2004 does not represent typical operating results of the Business. The integration of the domestic operations and the migration of the domestic customers of Concord was completed effective November 1, 2004.

Readers are cautioned that the operating results presented are not the results of the Fund for the three month period ended September 30, 2005 and have been presented only to provide the reader with additional information to enhance the usefulness of this MD&A.

PRE-ACQUISITION THIRD QUARTER RESULTS

Selected Financial and Operating Information

The following selected historical financial and operating information has been derived from the unaudited historical financial statements of the Business pre-acquisition.

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004
	(unaudited) ($ thousands)	(unaudited) ($ thousands)
Earnings Statement Highlights		
Revenue	43,025	33,651
Gross margin [(1)]	16,835	11,923
Gross margin percentage	39.1%	35.4%
Net Income	3,598	1,561
EBITDA [(2)]	5,786	2,596
Adjusted EBITDA [(3)]	6,083	2,803

[(1)] Gross margin is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by Management as it reflects the ability of the Business to generate earnings necessary to fund overhead costs, capital investment and distributions. Gross margin has been calculated as follows:

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004
	(unaudited) ($ thousands)	(unaudited) ($ thousands)
Revenue	43,025	33,651
Cost of sales	26,189	21,728
Gross margin	16,836	11,923
Gross margin (percentage) = Gross margin / Revenue	39.1%	35.4%

[2] EBITDA is a non-GAAP measure that Management considers a key measure as an indicator of the ability of the Business to meet its capital and financing commitments. EBITDA is not a recognized measure under GAAP and does not have a standardized meaning under GAAP. EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, and Non-GAAP Measures". EBITDA has been calculated as follows:

	Three Months Ended September 30, 2005	2004
	(unaudited)	(unaudited)
	($ thousands)	
Net income	3,598	1,561
Plus: Income taxes	2,035	882
Plus: Depreciation and amortization	153	153
EBITDA	5,786	2,596

[3] Adjusted EBITDA represents EBITDA adjusted for certain items that Management believes facilitate the comparability of historical periods. EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA, and Non-GAAP Measures".

Revenue

Revenue is generated from the provision of trucking, courier, air freight forwarding and value added services to customers. Customers pay fees to transport goods from one destination to another over a fixed time period. Fees are determined and collected based on the weight and size of the shipment, the mode or modes of transportation used, and the provision of incremental value added services such as temperature management, appointment deliveries, and returns management services. Revenue is generally categorized as either ground or air, depending on the primary mode of transport. Revenue is also generated from fuel surcharges through which fuel price increases are passed through to its customers.

Costs and Expenses

The following costs are incurred associated with the delivery of services to customers:

- Linehaul — includes ground and air freight transfers between facilities. A combination of third party carriers, owner-operators and company drivers are used to facilitate the movement of freight, keeping its costs variable.
- Pickup and delivery — relates to the pickup and subsequent delivery of customer freight. Owner-operators who own the equipment used to deliver the freight are used extensively in the provision of such services. In addition, employee drivers are used for some city work using equipment leased by the company. It is able to add additional rental units or use third party carriers when necessary.
- Handling costs — relates to dock labour at the various terminals to handle freight. By using contract labour, the company is able to maintain a cost variable with revenue and allows for additional labour staffing during peak periods.

In addition, the following costs are incurred:

- Terminal expenses, which include salaries, employee benefits, utilities, building rent, maintenance and equipment expenses.
- Selling expenses, which include sales salaries, commissions and travel expenses.

- Administrative expenses, which include executive salaries, information technology, human resources, accounting and training expenses.

Seasonality of Operations

The activities of the Business are subject to general demand for freight transportation. Historically, demand has been rather stable with the exception of the winter months, in which demand slightly decreases, and the fall months, in which demand increases. Consequently, the Business's activities in its second, third and fourth quarters are usually stronger than the first quarter.

RESULTS OF PRE-ACQUISITION OPERATIONS

For the three months ended September 30, 2005 compared to the three months ended September 30, 2004

	Three Months Ended September 30,	
	2005	2004
	(unaudited)	(unaudited)
	($ thousands)	
Revenue	43,025	33,651
Cost of goods sold	26,189	21,728
Gross margin	16,835	11,923
Gross margin %	39.1%	35.4%
Terminal	6,971	6,020
Selling	1,594	1,303
Administration	2,638	2,157
Income before income taxes	5,633	2,443
Income taxes	2,035	882
Net Income	3,598	1,561

Revenue

Revenue for the three months ended September 30, 2005 was $43.0 million, an increase of $9.3 million or 27.9% over $33.7 million for the same period in 2004. Organic growth of the existing customer base accounted for 74.4% of the total dollar revenue increase, fuel surcharges accounted for 23.0%, and new account generation represented 9.1% while account attrition reduced revenue by 6.5%. All three major customer categories - entertainment, pharmaceutical and health care and consumer products - experienced volume increases in the current period resulting in the significant quarter over quarter organic growth. In particular, unforeseen weekend activity in the entertainment vertical caused a spike in volumes during the month of September 2005.

Cost of Sales and Gross Margin

Cost of sales increased from $21.7 million for the period ending September 30, 2004 to $26.2 million for the period ending September 30, 2005; however cost of sales as a percentage of revenue decreased from 64.6% for the period ending September 30, 2004 to 60.9% for the period ending September 30, 2005. Linehaul and pickup and delivery costs as a percentage of revenue decreased by approximately 2.8% in the current quarter compared to the same period in the prior year as a result of higher linehaul payloads

(pounds per trailer) due to increased volumes, and improved pickup and delivery costs as a result of an increase in coincidence of delivery.

Handling costs as a percentage of revenue decreased by about 0.9% in the period ending September 30, 2005 compared to the same period in 2004 as a result of improved productivity relating to dock labour as a result of increased volumes and increased management focus.

Gross margin increased from 35.4% for the three months ended September 30, 2004 to 39.1% for the same period in 2005 due to the combined effect of increased activity, including premium weekend activity, improved linehaul payloads, higher coincidence of delivery, improved labour productivity, and the absence of integration costs relating to Concord.

Terminal Expenses
Terminal expenses increased from $6.0 million for the three months ended September 30, 2004 to $7.0 million in the same period in 2005. The increase was mainly a result of an increase in wages of $0.3 million and rent and utilities of $0.4 million due to additional resources required compared to the previous year to support revenue growth. Terminal expenses as a percentage of revenue declined by 1.6%.

Selling and Administrative
Sales and marketing expenses increased from $1.3 million for the three months ended September 30, 2004 to $1.6 million for the same period in 2005. The increase in selling costs was due to an increase in sales commissions and rebates as a result of increased revenue. Selling costs as a percentage of revenue declined by 0.2%.

Administrative expenses increased from $2.2 million for the three months ended September 30, 2004 to $2.6 million in the same period in 2005 due to an increase in salary costs of $0.2 million and an increase in incentive plan payments of $0.2 million. As a percentage of revenue, administrative expenses declined by 1.0%.

Net Income
Net income for the three month period ending September 30, 2005 was $3.6 million, or 8.3% of revenue, compared to $1.6 million, or 4.6% of revenue, for the same period in 2004.

Adjusted EBITDA
Adjusted EBITDA was $6.1 million for the three months ended September 30, 2005, up from $2.8 million in the same period in 2004, representing growth of 115.6%. The increase was the result of the significant growth in revenue coupled with the increase in gross margin. As a percentage of revenue, Adjusted EBITDA was 14.0% for the three months ended September 30, 2005, compared to 8.3% in the same period in 2004.

Adjusted EBITDA for these periods is calculated as follows:

	Three Months Ended September 30,	
	2005	**2004**
	(unaudited)	(unaudited)
	($ thousands)	
Net income	3,598	1,561
Add:		
Depreciation and amortization	153	153
Income taxes	2,035	882
Executive compensation and management fees	126	7
Other	171	200
Adjusted EBITDA	6,083	2,803

Amortization expenses remained stable over the three months ended September 30, 2005 and 2004 at approximately $0.15 million.

Income tax expense was recorded at an effective rate of 36.12% for both the three months ended September 30, 2005 and the three months ended September 30 2004.

LIQUIDITY AND CAPITAL RESOURCES

Credit Facilities

At the time of its IPO, ATS Andlauer LP established credit facilities with a Canadian chartered bank. These credit facilities consist of a three year committed $15.0 million revolving credit facility to finance general operating requirements, as well as a three year committed $4.0 million revolving credit facility to finance future leases of operational assets, collectively the "Credit Facilities". Security for the Credit Facilities includes a first security interest on substantially all of the assets of the Fund and its subsidiaries, including accounts receivable. Interest on the Credit Facilities will vary, depending on certain financial ratios, between the lender's Canadian prime rate plus 0% and 0.75% and between the bankers' acceptance rate plus 1.5% and 2.25%. The Credit Facilities are subject to customary terms and conditions, including limits on incurring additional indebtedness or granting encumbrances without the consent of the lender. The terms of the Credit Facilities are subject to change from time to time. The Credit Facilities may in certain circumstances restrict the ability of ATS Andlauer LP to pay distributions to the holders of its Units, including the Fund, and of the Fund to pay distributions to Unitholders if the payment would result in a default under the Credit Facilities.

At the closing of the IPO, $5.6 million was drawn on the $15.0 million revolving credit facility in order to fund the purchase of the Business of the Vendor.

The $4.0 million three year committed revolving credit facility has not been utilized to date.

Management believes that the credit facilities are sufficient to meet the Fund's working capital requirements.

Capital Expenditures
On September 30, 2005, the Fund indirectly acquired property and equipment $2.0 million from the Vendor. Capital expenditures of $0.4 million are anticipated for the balance of the year. Future capital expenditures will be funded from cash flow from operations.

SUMMARY OF CONTRACTUAL OBLIGATIONS

As at September 30, 2005, the Fund did not have any off-balance sheet arrangements other than those disclosed below:

	Payments ($ thousands)						
	Total	**2005**	**2006**	**2007**	**2008**	**2009**	**Thereafter**
Premise leases [1] [2]	49,719	1,447	6,747	5,883	5,444	5,259	24,939
Equipment leases [1] [3]	15,810	1,077	4,102	3,676	3,353	2,875	727
Total [4]	65,530	2,524	10,849	9,559	8,797	8,134	25,666

Notes:
[1] Payments for operating leases are deducted from cash flow from operating activities.
[2] Premise leases include minimum lease payment obligations associated with leases for office and terminal space.
[3] Equipment leases include minimum lease payment obligations associated with leases for trucks and trailers required for the transportation of freight.
[4] Purchase arrangements made in the ordinary course of business have been excluded as they are discretionary.

TRANSACTIONS WITH RELATED PARTIES

During the three months ending September 30, 2005 and September 30, 2004, the Business entered into the following transactions with related parties, which were accounted for at their exchange amount:

	Three Months Ended September 30, 2005	Three Months Ended September 30, 2004
	(unaudited)	(unaudited)
	($ thousands)	
Paid transportation costs to Concord	1,788	1,752
Received transportation revenue from Concord	863	547
Paid management fees to AMG	125	125
Paid for labour from Read Staffing Solutions Inc.	1,500	1,427
Paid lease payments to 9143-5271 Quebec Inc.	225	-
Paid rent for use of equipment from Andlauer Leasing Inc.	151	257
Received transportation revenue from Associated Logistics Solutions Inc.	44	206
Received transportation revenue from Logisti-Solve Inc.	92	46
Paid rent to Andlauer Properties Inc.	18	18

Note: The President and Chief Executive Officer or his spouse directly or indirectly controls all of these companies.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

In preparing its financial statements and accounting for the underlying transactions and balances, the Fund has applied the accounting policies as disclosed in the notes to the financial statements of the Fund. Preparation of the Fund's financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The Fund evaluates estimates and judgments on an ongoing basis including those related to the determination of reserves for the allowance for doubtful accounts, amortization expense, and evaluation of contingent liabilities. Estimates are based on historical experience and various other factors believed to be reasonable under the circumstances. The more significant accounting estimates are as follows:

Accounts receivable valuation

The Fund records a valuation allowance covering its accounts receivable. The allowance is composed of both a provision for revenue adjustments as well as potential future bad debts. Revenue adjustments represent revisions to rates previously invoiced to customers. The provision for revenue adjustments is established by Management based on both actual adjustments and a formula based on past rate adjustment experience as a percentage of gross revenue. The Fund also performs ongoing credit evaluations of its customers' financial condition with the objective of assessing the likelihood that accounts receivable may not be collectible from customers due to credit risk. Potential credit risk can arise through industry conditions but it is Management's opinion that the risk is low. The Fund had recorded a valuation allowance of $0.4 million at September 30, 2005.

Capital assets and amortization

Capital assets are recorded at acquisition cost. Amortization is provided as follows:

Computer equipment	30% declining balance
Furniture	20% declining balance
Leasehold improvements	term of the lease
Pickup and delivery equipment	20% declining balance

Allocation of purchase price

The acquisition has been accounted for by the purchase method. The purchase price is subject to a working capital adjustment which has not been finalized, and accordingly, the final allocation of fair value of net assets acquired has yet to be completed.

Financial Instruments

The Fund's financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities and are shown at fair value. It is Management's opinion that the Fund is not exposed to significant interest rate or currency risks. Financial instruments that potentially subject the Fund to concentrations of credit risk consist principally of accounts receivable. See ''Management's Discussion and Analysis of Financial Condition and Results of Operations —Critical Accounting Estimates — Accounts receivable valuation''.

OUTLOOK

The Management of the Fund believes that following the recent transactions the funds available under the Credit Facilities and the Fund's ongoing cash flow from operations will be sufficient to allow it to meet ongoing requirements for capital expenditures, working capital and distributions over the next 12 months. The Fund's future needs may, however, change and in such an event the Fund's ability to satisfy its obligations will be dependent upon its future financial performance, which in turn will be subject to a number of risks and uncertainties, including elements beyond the Fund's control. See "Risk Factors".

The Fund expects to continue to achieve organic growth with the existing customer base and obtain new customers due to its competitive position in the healthcare industry, in particular its ability to offer temperature management services.

FORWARD LOOKING STATEMENTS

This management's discussion and analysis contains forward-looking statements. All statements other than statements of historical fact contained in this management's discussion and analysis are forward-looking statements, including, without limitation, statements regarding the future financial position, cash distributions, business strategy, proposed acquisitions, budgets, litigation, projected costs and plans and objectives of or involving the Fund or ATS Andlauer LP. You can identify many of these statements by looking for words such as ''believe'', ''expects'', ''will'', ''intends'', ''projects'', ''anticipates'', ''estimates'', ''continues'' or similar words or the negative thereof. These forward-looking statements include statements with respect to the amount and timing of the payment of the distributions of the Fund. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions, including, but not limited to, those discussed elsewhere in this management's discussion and analysis. There can be no assurance that such expectations will prove to be correct. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include, but are not limited to, those discussed under 'Risks Factors".

The information contained in this management's discussion and analysis, including the information set forth under ''Risk Factors'', identifies additional factors that could affect the operating results and performance of the Fund and ATS Andlauer LP.

The forward-looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward-looking statements included in this management's discussion and analysis are made as of the date of this management's discussion and analysis and the Fund assumes no obligation to update or revise them to reflect new events or circumstances except as expressly required by applicable securities law.

DEFINITION OF EBITDA, ADJUSTED EBITDA, AND NON-GAAP MEASURES

References in this MD&A to:

''**EBITDA**'' are to net income before provision for interest, income taxes and depreciation and amortization. Management believes that in addition to net income or loss, EBITDA is a useful supplemental measure of cash available for distribution before debt service, changes in working capital, maintenance capital expenditures and taxes.

"**Adjusted EBITDA**" are to EBITDA adjusted for certain non-recurring items that Management believes facilitate the comparison of historical periods. Non-recurring items are transactions or events that Management believes are unusual in the context of a publicly-traded issuer in the transportation services industry and are not expected to reoccur within the foreseeable future and include management salaries and fees (paid to owner-managers and related parties) and other non-recurring items.

EBITDA, and Adjusted EBITDA are measures that are not recognized by generally accepted accounting principles in Canada ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA, and Adjusted EBITDA should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Fund's performance.

"**Gross margin**" is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by Management as it reflects the ability of the Business to generate earnings necessary to fund overhead costs, capital investment and distributions. It is calculated by deducting cost of goods sold from revenue.

RISK FACTORS

General Economic Conditions

The price of fuel, equipment, and other input costs, insurance costs, interest rates, fluctuations in customers' business cycles and national and regional economic conditions are economic factors over which the Fund has little or no control. Demand for transportation services is closely linked to the state of the overall economy. Consequently, a decline in general economic growth may adversely impact the Fund's performance. In addition, significant increases in fuel prices, equipment prices, other input prices, interest rates or insurance costs, to the extent not offset by increases in transportation rates or contractual surcharges, or disruptions in fuel supply, would reduce profitability and could adversely affect the Fund's ability to service its debts or maintain distributions. There can be no assurance of the Fund's ability to pass on fuel or other cost increases in the future and, in such event, cash distributions may be reduced. The Fund cannot predict the impact of future economic conditions and there is no assurance that the operations of the Fund will continue to be profitable.

Reliance on Major Customers; Contract Renewals

A significant proportion of ATS Andlauer LP's customers are under contract, with most of those contracts being able to be terminated on short notice. In addition, most of ATS Andlauer LP's customer contracts are subject to renewal annually. There can be no assurance that current customers will continue their relationships with ATS Andlauer LP or that contracts that come up for renewal will be renewed or, if they are renewed, that customers will contract for the same volume amounts to be transported or that they will pay the same rates and surcharges as they have in the past. The loss of one or more major customers, the failure to renew customer contracts, or any decrease in transportation volumes purchased or prices paid or any other changes to the terms of service under renewed contracts could have a material adverse effect on ATS Andlauer LP's profitability and, as a result, the amount of cash available for distribution to Unitholders. A significant portion of ATS Andlauer LP's customer contracts, including contract renewals, are subject to competitive tender processes, and there can be no assurance that ATS Andlauer LP will be successful in acquiring new business or retaining existing business subject to competitive tender.

Use of Third Party Transportation Providers
As an air freight forwarder, ATS Andlauer LP purchases air cargo capacity from aircraft operators. Changes in the availability or price for air cargo could have a material adverse effect on ATS Andlauer LP's operations and financial condition thereby reducing cash available for distribution to Unitholders. ATS Andlauer LP routinely purchases linehaul services from truckload carriers. Changes in the availability or price of such services could have a material adverse effect on ATS Andlauer LP's operations and financial condition thereby reducing cash available for distribution to Unitholders.

Absence of Operating History as a Public Company
Although Management has substantial experience in the freight transportation industry, it has limited experience operating ATS Andlauer LP as part of a public entity. To operate effectively, ATS Andlauer LP will be required to continue to implement changes in certain aspects of its business, improve and expand its management information systems and develop, manage and train management level and other employees to comply with on-going public company requirements. Failure to take such actions, or delay in the implementation thereof, could adversely its business, financial condition, liquidity and results of operations.

Information Technology
ATS Andlauer LP has made significant investments in information technology and relies on its information systems to support its business model. In the event that irreparable damage was caused to ATS Andlauer LP's information systems and databases or the information contained in its information systems was lost, ATS Andlauer LP's operational ability would be impaired and its ability to provide service to its customers compromised. In such event, ATS Andlauer LP's financial condition, results of operation, and the amount of cash available for distribution to Unitholders could be materially adversely affected.

Changes in Tax Treatment of Income Trusts
There is a risk that regulatory authorities could alter the tax treatment of trusts, the distribution of trust income, or the tax on corporations and dividends, which could affect the structure of income trusts such as the Fund and their market valuations. The Federal Government has recently stated it intends to review the effect of trusts and other flow-through entities and tax changes may be made, which could adversely affect the tax treatment of trusts. As of this report those changes, if any, are unknown.

For a discussion of these risks and other risks associated with an investment in Fund Units, see "Risk Factors" detailed in the Fund's final prospectus dated September 22, 2005 available at www.sedar.com.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS

I, Michael *Andlauer, President and Chief Executive Officer of ATS Andlauer Transportation Services GP Inc.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *ATS Andlauer Income Fund*, (the issuer) for the interim period ending *September 30, 2005*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 9, 2005

"Michael Andlauer"
Michael Andlauer
President and Chief Executive Officer

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS

I, *Brian Mascarenhas, Chief Financial Officer of ATS Andlauer Transportation Services GP Inc.*, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of *ATS Andlauer Income Fund*, (the issuer) for the interim period ending *September 30, 2005*;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: November 9, 2005

"Brian Mascarenhas"
Brian Mascarenhas
Chief Financial Officer

MATERIAL CHANGE REPORT

1. **Name and Address of Reporting Issuer:**

ATS Andlauer Income Fund
Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8

2. **Date of Material Change:**

September 30, 2005

3. **News Release:**

A press release announcing the material change was issued on September 30, 2005 for Canada wide distribution through CCN Matthews.

4. **Summary of Material Change:**

ATS Andlauer Income Fund (the "**Fund**") has announced the successful completion of its initial public offering of trust units of the Fund. The Fund issued 9,324,200 trust units at $10.00 per unit for gross proceeds of $93,242,000.

5. **Full Description of Material Change:**

The Fund announced the successful completion of its initial public offering on September 30, 2005. The Fund issued 9,324,200 trust units at $10.00 per unit for gross proceeds of $93,242,000. At closing, the Fund acquired an indirect 80.1% limited partnership interest in ATS Andlauer Transportation Services Limited Partnership ("**ATS Andlauer LP**"), and ATS Andlauer LP used the funds from the offering and borrowings under its credit facility to acquire the Canadian transportation solutions business of ATS Andlauer Transportation Services Inc. ("**ATS Andlauer**"). The remaining 19.9% interest in ATS Andlauer LP is held by ATS Andlauer, which is controlled by Michael Andlauer, who continues as President and Chief Executive Officer of ATS Andlauer Transportation Services GP Inc., the general partner of ATS Andlauer LP.

ATS Andlauer LP is now a leading national Canadian transportation solutions provider focusing on the business-to-business distribution of higher value consumer products. ATS Andlauer LP provides its customers with full-service transportation solutions including ground transportation and air freight forwarding services through a nationwide network of facilities located in 23 centres across Canada.

The Fund intends to make monthly distributions of its distributable cash, estimated at approximately $0.975 per trust unit annually. The first distribution to unitholders of record on October 31, 2005 is expected to be paid on November 15, 2005, for the period from September 30 to October 31, 2005 to holders of record on October 31, 2005, and is estimated to be $0.085 per unit, representing approximately $0.081 per unit on a monthly basis. The Fund's trust units are listed on the Toronto Stock Exchange under the symbol "ATS.UN".

6. **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

7. **Omitted Information:**

Not applicable.

8. **Executive Officer:**

Michael Andlauer, President and Chief Executive Officer or Brian Mascarenhas, Vice President, Finance and Chief Financial Officer of ATS Andlauer Transportation Services GP Inc., the administrator of the Fund, Suite 600, 190 Attwell Drive, Etobicoke, Ontario M9W 6H8 may be reached by telephone at (416) 798-1379.

9. **Date of Report:**

October 7, 2005

A copy of this preliminary prospectus has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and accordingly will not be offered, sold or delivered, directly or indirectly, within the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or for the benefit of, a U.S. person (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

PRELIMINARY PROSPECTUS

Initial Public Offering August 25, 2005



ATS Andlauer Income Fund

$ ●

● Units

This prospectus qualifies the distribution (the "**Offering**") of ● trust units ("**Units**") of ATS Andlauer Income Fund (the "**Fund**"). The Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario created to invest, indirectly, in the freight transportation business. The Fund will indirectly hold limited partnership units representing an 80.1% interest in ATS Andlauer Transportation Services Limited Partnership (the "**Partnership**", "**ATS Andlauer**" or the "**Company**"). Following closing (the "**Closing**") of the Offering, the Partnership will acquire the Canadian transportation solutions business (the "**Business**") currently owned and operated by ATS Andlauer Transportation Services Inc. (the "**Vendor**"). The Vendor is a leading national Canadian transportation solutions provider focusing on the business-to-business distribution of higher value consumer products. See "Business of ATS Andlauer". The Vendor will hold the remaining 19.9% interest in the Partnership. See "Retained Interest and Exchange Rights". Senior management of ATS Andlauer hold an aggregate 70% indirect equity interest in the Vendor. See "Funding, Acquisition and Related Transactions" and "Use of Proceeds".

The Fund currently intends to make monthly distributions of its available distributable cash to holders of Units ("**Unitholders**") to the extent determined prudent by the trustees (the "**Trustees**") of the Fund. The initial cash distribution, for the period from the Closing to ● , 2005, is expected to be approximately $ ● per Unit (assuming that Closing occurs on ● , 2005) and is expected to be paid on or about ● , 2005 to Unitholders of record on ● , 2005 (representing $ ● per Unit calculated on a monthly basis). See "Description of the Fund — Cash Distributions".

Price: $10.00 per Unit

	Price to the Public[(1)]	Underwriters' Fee	Net Proceeds to the Fund[(2)]
Per Unit	$10.00	$0.60	$9.40
Total Offering[(3)]	$ ●	$ ●	$ ●

Notes:

(1) The offering price of the Units has been determined by negotiation among the Fund, the Vendor and the Underwriters.

(2) Before deducting expenses of the Offering, which are estimated to be approximately $ ● , and will, together with the Underwriters' fee, be paid from the proceeds of the Offering.

(3) This prospectus also qualifies the issuance by the Fund of the Special Voting Units and the Exchange Rights in respect of the Exchangeable LP Units to the Vendor. See "Retained Interest and Exchange Rights" and "Description of the Fund — Units and Special Voting Units".

The pricing of the Units has been determined, in part, based on an estimate of distributable cash of the Fund for the 12 month period ended April 30, 2005 as set out under "Summary of Distributable Cash of the Fund". The return on an investment in the Fund is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Fund is at risk, and the anticipated return on such investment is based on many performance assumptions. **Although the Fund currently intends to make monthly distributions of its available cash to holders of Units to the extent determined prudent by the Trustees, these**

cash distributions are not assured and may be reduced or suspended. The ability of the Fund to make cash distributions and the actual amount distributed will depend on numerous factors, including financial performance, debt covenants and obligations, working capital requirements and future capital requirements of the Business. The market value of the Units may deteriorate if the Fund is unable to meet its cash distribution targets in the future and that deterioration may be material. See "Risk Factors".

An investment in the Units is subject to a number of risks that should be considered by a prospective investor. It is important for investors to consider the particular risk factors that may affect the industry in which the investor is investing and the Business, and therefore the stability of the distributions Unitholders receive. See "Risk Factors — Risks Relating to the Partnership and its Business". This section also describes the Fund's assessment of those risk factors, as well as the potential consequences to Unitholders if such risks should occur. No stability rating for the Units has been applied for from any ratings agency.

The after-tax return from an investment in Units to Unitholders subject to Canadian federal income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund, portions of which may be fully or partially taxable or may be tax-deferred returns, which are not included in a Unitholder's income but which reduce the adjusted cost base of the Units to Unitholders. The composition for tax purposes of distributions may change over time, thus affecting the after-tax return to Unitholders. See "Certain Canadian Federal Income Tax Considerations" and "Risk Factors".

National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. (collectively, the "**Underwriters**"), as principals, conditionally offer the Units subject to prior sale, if, as and when sold and delivered by the Fund and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Fund by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. **There is currently no market through which the Units may be sold, and purchasers may not be able to resell the Units.** In connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Units in accordance with applicable market stabilization rules. See "Plan of Distribution".

The Canadian chartered bank affiliate of ● will be a lender to the Partnership on Closing. Consequently, the Fund may be considered a "connected issuer" of ● within the meaning of applicable Canadian securities legislation. See "Relationship Between the Fund and an Underwriter", "New Credit Facilities" and "Plan of Distribution".

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. A book entry only certificate representing the Units will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee and will be deposited with CDS on the date of the Closing which is expected to occur on or about ● , 2005 or such later date as the Fund, the Vendor and the Underwriters may agree, but in any event not later than ● , 2005. A purchaser of Units will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the Units are purchased.


WE'RE

VICTORIA - VANCOUVER - KELOWNA - EDMONTON - CALGARY - REGINA - SASKATOON - WINNIPEG - WINDSOR - LO


NDON - HAMILTON - TORONTO - NAPANEE - CORNWALL - OTTAWA - MONTREAL - QUEBEC CITY - MONCTON - HALIFAX

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the Units will, provided that the Fund is a mutual fund trust for purposes of the *Income Tax Act* (Canada) (the "Tax Act") on Closing, be qualified investments under the Tax Act at that time for Exempt Plans. The foregoing opinion assumes that, prior to the Closing, there will be no change in the applicable legislation currently in effect.

GENERAL DISCLOSURE MATTERS

Prospective investors should rely only on information contained in this prospectus. Neither the Fund nor the Underwriters have authorized any other person to provide prospective investors with different information. If a prospective investor is provided with different or inconsistent information, the investor should not rely on such information. Neither the Fund nor the Underwriters are making an offer to sell in any jurisdiction where the offer or sale is not permitted.

Unless expressly stated otherwise all historical financial and other information relating to the Business contained in this prospectus (including historical financial statements and management's discussion and analysis) refers to the Canadian transportation solutions business carried on by the Vendor prior to the Closing and does not include the results of operations of Concord Transportation Inc. ("**Concord**"), a wholly owned subsidiary of the Vendor.

Although the Vendor currently operates the Business to be acquired by the Partnership, unless otherwise indicated, the disclosure in this prospectus assumes that the steps outlined under the heading "Funding, Acquisition and Related Transactions" have been completed and the Partnership operates the Business currently operated by the Vendor.

Certain terms used in this prospectus are defined under "Glossary of Terms".

All dollar amounts in this prospectus are expressed in Canadian dollars, except where stated otherwise.

DEFINITION OF EBITDA, ADJUSTED EBITDA AND DISTRIBUTABLE CASH

References in this prospectus to:

"**EBITDA**" are to historical net income before provision for interest, income taxes and depreciation and amortization. Management believes that in addition to net income or loss, EBITDA is a useful supplemental measure of cash available for distribution before debt service, changes in working capital, maintenance capital expenditures and taxes.

"**Adjusted EBITDA**" are to EBITDA adjusted for certain non-recurring items that Management believes facilitate the comparison of historical periods. Non-recurring items are transactions or events that Management believes are unusual in the context of a publicly-traded issuer in the transportation services industry and are not expected to reoccur within the foreseeable future, and include management salaries and fees (paid to owner–managers and related parties) and other non-recurring items. A description of these items, the reasons for the adjustments and a reconciliation of net income to EBITDA and to Adjusted EBITDA based on the historical financial statements of the Business are provided under the heading "Reconciliation of Net Income to EBITDA and Adjusted EBITDA".

"**Distributable cash**" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund described in this prospectus.

Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance. As one of the factors that may be considered relevant by prospective investors is the cash distributed by the Fund relative to the price of the Units, Management believes that distributable cash of the Fund is a useful supplemental measure that may assist prospective investors in assessing an investment in Units. See "Summary of Distributable Cash of the Fund".

As the Fund intends initially to distribute 90% of its available cash on an ongoing basis (after providing for certain amounts described elsewhere in this prospectus), Management believes that EBITDA and Adjusted EBITDA are useful measures in evaluating the performance of the Fund and in determining whether to invest in Units of the Fund. Specifically, Management believes that Adjusted EBITDA is the appropriate measure from which to make adjustments to estimate the distributable cash of the Fund.

EBITDA, Adjusted EBITDA and distributable cash are measures that are not recognized by generally accepted accounting principles in Canada ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Adjusted EBITDA and distributable cash may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA, Adjusted EBITDA and distributable cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Partnership's performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. These non-GAAP measures should only be used in conjunction with the financial statements of the Business and the Fund included elsewhere in this prospectus. For a reconciliation of EBITDA and Adjusted EBITDA to net income based on the historical financial statements of the Business prepared in accordance with GAAP contained elsewhere in this prospectus, see "Reconciliation of Net Income to EBITDA and Adjusted EBITDA".

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements other than statements of historical fact contained in this prospectus may be forward looking statements, including, without limitation, Management's expectations, intentions and beliefs concerning the transportation industry, its competitive landscape and the general economy, statements regarding the amount and timing of the payment of distributions by the Fund and the future financial position or results of the Fund or the Business, business strategy, proposed acquisitions, growth opportunities, budgets, litigation, projected costs and plans and objectives of or involving the Fund or the Partnership. Prospective investors can identify many of these statements by looking for words such as "believe", "expects", "will", "intends",

"projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions and should not be read as guarantees or assurances of future performance. **Accordingly, prospective investors are cautioned not to place undue reliance on any forward looking information contained in this prospectus. Statements containing forward looking information reflect Management's current beliefs and assumptions based on information in its possession on the date of this prospectus.** Although Management believes that the expectations represented in such forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Statements containing forward-looking information by their nature involve numerous assumptions and significant known and unknown facts and uncertainties of both a general and a specific nature. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward looking statements contained herein include risks relating to: general economic conditions; the competitive environment; reliance on major customers and contract renewals; dependence on personnel; labour relations; insurance matters; reliance on information technology; reliance on third party transportation providers; exposure to litigation; weather conditions; the regulatory environment in which the Partnership will operate; environmental regulation and potential environmental liability; potential unknown liabilities; the timing and amount of capital expenditures; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Partnership; the availability of future financing; the ability to sustain and manage growth; absence of an operating history as a public company; dependence on external funding sources; the dependence of the Fund on ATSOT and the Partnership; absence of a prior public market for the Units; unpredictability and potential volatility of the trading price of the Units including the effect of market interest rates on the price of Units; the nature of the Units; cash distributions are not guaranteed and will fluctuate with the Partnership's performance; cash-on-cash yield as a measure of performance; the legal attributes of the Units; the restrictions on the potential growth of the Partnership as a consequence of the payment by the Partnership of substantially all of its operating cash flow; income tax related risks; future sales of Units by the Vendor; ability to recover from the Vendor for breaches of the Acquisition Agreement; conflicts of interest; possible limits on Unitholder limited liability; the distribution of securities on redemption or termination of the Fund; dilution of interests of Unitholders; and restrictions on non-resident Unitholders and liquidity of Units.

The information contained in this prospectus, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and the Partnership.

The forward looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward looking statements included in this prospectus are made as of the date of this prospectus and, subject to applicable law, neither the Fund nor any other party involved in the Offering assumes any obligation to update or revise them to reflect new events or circumstances.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained in this prospectus is based upon information from independent industry and other publications and Management's knowledge of and experience in the markets in which ATS Andlauer operates. While Management believes this data to be reliable, market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. None of the Fund, the Partnership, the Vendor or the Underwriters has independently verified any of the data from third party sources referred to in this prospectus or ascertained the underlying assumptions relied upon by such sources. In addition, the Underwriters have not independently verified any of the industry data prepared by Management.

TRADEMARKS

The "ATS" logo is a trademark owned by the Vendor and will be acquired by the Partnership on completion of the Acquisition. All other trademarks used in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

The following is a summary of the principal features of the Offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Although the Vendor currently operates the Business to be acquired by the Partnership, unless in each case otherwise indicated, the disclosure in this prospectus assumes that the steps outlined under the heading "Funding, Acquisition and Related Transactions" have been completed and the Partnership operates the Canadian transportation solutions business currently operated by the Vendor. All dollar amounts set forth in this prospectus are in Canadian dollars except where otherwise indicated. Certain terms used in this prospectus are defined under "Glossary of Terms" at the end of this prospectus.

ATS Andlauer Income Fund

The Fund is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust. The Fund was established for the purposes of indirectly investing in the transportation solutions business. The Fund will hold, through ATS Andlauer Operating Trust ("**ATSOT**"), limited partnership units representing an 80.1% interest in ATS Andlauer Transportation Services Limited Partnership (the "**Partnership**", "**ATS Andlauer**" or the "**Company**"). The Vendor will hold the remaining 19.9% interest in the Partnership. The Partnership will own the Business. See "Description of the Fund", "Funding, Acquisition and Related Transactions" and "Retained Interest and Exchange Rights".

The Fund currently intends to make equal monthly distributions of its available distributable cash to Unitholders to the extent determined prudent by the Trustees. See "Description of the Fund – Cash Distributions".

Business of ATS Andlauer

Overview

ATS Andlauer is a leading single source, full-service transportation solutions provider for major consumer product companies requiring value added business-to-business transportation solutions in Canada. The Company provides a broad range of transportation services designed to deliver reliable, flexible, and cost-effective distribution services that fulfill its customers' specific needs. These services are provided using courier, air freight forwarding, less-than-truckload ("**LTL**") and truckload ("**TL**") transportation modes, and include a full range of value added specialized service and logistics capabilities. ATS Andlauer has experienced strong growth from inception through its ability to identify and service select consumer product industry segments that require specialized supply chain service, efficiency and security. Management believes that ATS Andlauer's bundled service offering differentiates it from its competitors.

Headquartered in the Greater Toronto Area (Etobicoke), Ontario, ATS Andlauer currently serves its approximately 1,400 customers from a network of 23 centres across Canada. The Company focuses on the transportation of high value products that are time sensitive including pharmaceuticals, DVDs, telecommunication devices (such as wireless handsets and satellite dishes) and cosmetics. ATS Andlauer's customers include major manufacturers and consumer product companies in the entertainment, healthcare, telecommunications and electronics industries including Bell Distribution Inc., Buena Vista Home Video, L'Oreal Canada, Pfizer Canada Inc., Sony Music Canada and Warner Video. ATS Andlauer has established long-term relationships with its customers serving some of its major customers since inception in 1991 and its top 30 customers (by 2004 revenue) for an average of eight years.

Historical Financial Growth

ATS Andlauer has experienced stable financial performance with a history of growth, as illustrated by the charts below, by successfully executing a business strategy that emphasizes operational efficiencies, economies of scale and rigorous cost control. ATS Andlauer has achieved a positive operating profit in every quarter since inception in 1991.


Historical Revenue(1)
(In Millions)
CAGR 22.9%
$175.0
$150.0
$125.0
$100.0
$75.0
$50.0
$25.0
$0.0
$25.9
$36.1
$49.2
$64.1
$77.0
$81.7
$94.0
$104.7
$127.9
$150.1
1996
1997
1998
1999
2000
2001
2002
2003
2004
LTM
Adjusted EBITDA(1)(2)(3)(4)
(In Millions)
CAGR 17.2%
$20.0
$15.0
$10.0
$5.0
$0.0
$3.7
$3.5
$5.7
$9.1
$9.1
$10.5
$12.1
$13.4
$12.5
$14.3
1996
1997
1998
1999
2000
2001
2002
2003
2004
LTM

Notes:

(1) Figures for 1996 to 2004, inclusive, are for the fiscal years ended October 31. Figures for LTM are for the 12 month period ended April 30, 2005. Results for the LTM period include revenue of $81.7 million and Adjusted EBITDA of $8.6 million for the six month period ended April 30, 2005.

(2) Adjusted EBITDA is not a recognized measure under GAAP and does not have standardized meanings prescribed by GAAP. Therefore Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Reconciliation of Net Income to EBITDA and Adjusted EBITDA." As the Fund intends to distribute substantially all of its cash on an ongoing basis, Management believes that Adjusted EBITDA is an important measure in evaluating the Fund's performance and in determining whether to invest in the Fund.

(3) Management believes that the decreases in Adjusted EBITDA in 1997 and 2004 resulted in part from initial integration costs associated with the completion of the acquisitions of Mowat Express Inc. and Concord, respectively.

(4) Compound annual growth rate ("CAGR") figures represent results for the 1996 to LTM period, inclusive.

Business Strengths

Management believes that the following business strengths set the Company apart from its competitors and will enable it to maintain its leadership position in the markets in which it competes, continue to grow revenue and maintain cash flow stability.

One Stop Source of Transportation Solutions — ATS Andlauer's broad range of specialized services and its national distribution network of 23 centres provide its customers with comprehensive solutions for their product transportation needs. ATS Andlauer provides courier services, LTL trucking, TL trucking, air freight forwarding services, and premium value added services such as temperature management services, returns management and appointment delivery.

Specialized Target Market Segments — ATS Andlauer transports goods for customers with high value products in growing industries, particularly consumer products industries such as health care and entertainment that require specialized logistics and supply chain capabilities. Management believes that these customers are willing to pay a premium for the higher quality and value added services ATS Andlauer provides, as service failures or product damage can be significantly more costly than transportation costs.

Variable Cost Model — ATS Andlauer operates on a variable cost business model. Management believes ATS Andlauer maintains fewer fixed assets than the majority of its competitors, a strategy that it believes allows it to be more flexible and adaptive to changes in the marketplace. ATS Andlauer pursues this strategy through several practices including: using owner-operators, leasing facilities and equipment, using third party air cargo operators, limiting spending on marketing, and using contract warehouse labour.

Diversified and Long-Term Customer Relationships — ATS Andlauer currently serves a diversified group of approximately 1,400 customers operating in various industries and across geographic borders. In fiscal 2004, ATS Andlauer's largest customer accounted for 7.6% of revenue, the top five customers accounted for 25.3%, the top 10 customers accounted for 39.0% and the top 30 customers accounted for 62.9%. ATS Andlauer's top 30 customers in fiscal

2004 have been customers for an average of approximately eight years and many have been customers since the Company's inception. None of the Company's other customers accounted for more than 2% of its revenue in fiscal 2004.

Predictable and Stable Demand — Management believes that demand for domestic transportation and distribution services is supported by economic trends and the necessity for consumer product companies to provide their products to consumers in a timely manner. Management believes that demand for the Company's services is stable and recession-resistant. Between 2001 and 2003, a period of economic slowdown, the Company was able to increase revenue and achieve stable Adjusted EBITDA, while continuing to attract new customers and add facilities.

Strong Management Team and Significant Retained Interest — Led by Michael Andlauer, Chief Executive Officer, who founded the Business, current management has played a significant role in establishing ATS Andlauer's leading market position in the national business-to-business transportation of higher value consumer products. ATS Andlauer has a strong and experienced management team with an average of 18 years of experience in the transportation industry, many of whom have been with the Company almost from inception. The Vendor will retain a 19.9% interest in the Partnership following Closing reflecting Management's commitment to ATS Andlauer.

Products and Services

ATS Andlauer offers a suite of ground and air transportation services that provide its diversified customer base with the ability to source all of their transportation needs from a single transportation solution provider. ATS Andlauer enhances its service offering with the provision of logistic and value added services. ATS Andlauer's principal services can be divided into the following segments:

Courier Services — ATS Andlauer has an extensive courier service network providing coast-to-coast courier services to its customers. ATS Andlauer operates in 23 centres across Canada processing approximately 20,000 shipments per day (46,000 packages). ATS Andlauer's courier services accounted for approximately 39% of its revenue in fiscal 2004.

Less than Truckload (LTL) Trucking — Through its 23 centres ATS Andlauer also provides its customers with an expedited and consistent LTL service processing approximately 1,700 LTL shipments per day (17,040 pieces). By offering its customers both courier and LTL services the Company is able to provide a single source solution to its customers that can reduce the number of carriers delivering into a consignee's facilities, allowing them to be more efficient. ATS Andlauer's LTL services accounted for approximately 49% of its revenue in fiscal 2004.

Air Freight Forwarding — Management believes that ATS Andlauer is one of the largest domestic air freight forwarding companies in Canada, handling on average approximately 1,600 shipments per day. ATS Andlauer has longstanding relationships and guaranteed contracted space on selected routes with both Air Canada and Cargojet to meet its customers' air freight needs. ATS Andlauer's air freight forwarding services accounted for approximately 12% of its revenue in fiscal 2004.

Value Added Services — ATS Andlauer provides a full range of value added services to its customers that complement its core transportation services outlined above. The Company differentiates itself from its competitors through its ability to coordinate nationwide distribution while providing bundled customized transportation solutions to its customers. Some of the differentiated services available to its customers are: leading package tracking systems, temperature management systems, appointment services, and returns management.

Transportation Industry Trends

Management believes that the following key industry trends are occurring and are the most relevant to the sectors of the freight transportation business in which the Company competes:

Strong Industry Growth — The Canadian trucking industry (including courier services) has grown by revenue at a CAGR of 8.4% since 1996, well above the rate of growth of the Canadian economy as a whole. The industry is experiencing the most rapid growth in the courier service and logistics and value added service segments. Increased global branding and trading has helped drive the strong growth in the industry.

Significant Advances in Technology — Customers of the transportation and distribution industry are demanding complex supply chain management solutions that require more sophisticated information technology systems. These solutions include placing greater demands for quality, innovation and transparency of information at all stages of the order/delivery and warehousing processes. Customers in the manufacturing and consumer products industries require increased levels of service including: precision delivery time, controlled and monitored shipping environment, precise

tracking and timely information about potential service disruptions. As a result, these customers are looking more often to specialized and technologically advanced transportation solutions providers to handle their distribution needs.

Changing Retail Delivery Model — The growth in market share of larger retail chains and "big box" store retail outlets is changing the retail delivery model resulting in a trend towards larger shipment sizes and increased demand for appointment deliveries. This trend places increased demands on transportation companies to handle multiple shipment sizes ranging from courier to LTL and be able to handle appointment deliveries from their facilities.

Outsourcing — An increasing number of companies are outsourcing their distribution and transportation needs. The increasing complexity of delivery requirements has made it less efficient for companies to manage their own transportation process, particularly when some of the larger retailers have moved towards preferred carrier programs. This trend is expected to continue and to drive growth in the transportation and distribution sector.

Opportunities for Industry Consolidation — The transportation industry has experienced consolidation as operators attempt to provide freight transportation in a cost-effective manner, by spreading costs over a larger revenue base. Customers are also increasingly seeking multiple transportation solutions from their transportation providers. These trends have resulted in consolidation in the industry and Management believes that these trends will benefit companies like ATS Andlauer, with national reach, the flexibility to adapt to industry trends and customer needs, and the ability to provide a full range of transportation services, logistics and value added services.

Selected Historical Financial Information

The following selected historical financial and operating information has been derived from the historical financial statements of the Business set out elsewhere in this prospectus. This information should be read in conjunction with the financial statements of the Business, together with the notes thereto, included elsewhere in this prospectus.

	Six Months Ended April 30,		12 Months Ended April 30,	Years Ended October 31,		
	2005[1]	2004[1]	2005[2]	2004[1]	2003[1]	2002[1]
	(unaudited)	(unaudited)	(unaudited)			
			(in thousands of dollars)			
Income Statement and Related Financial Information						
Revenue	81,688	59,426	150,133	127,871	104,679	93,962
Gross margin	29,188	23,364	52,859	47,035	41,658	39,023
Net income	5,137	4,035	8,249	7,147	7,654	6,914
Maintenance capital expenditures	—	129	271	400	623	629
EBITDA[3]	8,190	6,588	13,352	11,750	12,959	12,080
Adjusted EBITDA[3]	8,591	6,791	14,301	12,501	13,364	12,131

	As at April 30	As at October 31,	
	2005	2004	2003
	(unaudited)		
	(in thousands of dollars)		
Balance Sheet Financial Information			
Total assets	28,123	26,027	24,604
Long-term liabilities	—	—	—

Notes:

(1) The amounts are derived from the audited and unaudited historical financial statements of the Business included elsewhere in this prospectus.

(2) The amounts for the 12 months ended April 30, 2005 have been derived from the audited financial statements of the Business for the year ended October 31, 2004 and the unaudited financial statements for the six month periods ended April 30, 2005 and April 30, 2004 included in this table and elsewhere in this prospectus. The results of operations for this period are not necessarily indicative of the results of operations to be expected in any given fiscal year.

(3) EBITDA represents earnings before provision for interest, income taxes and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted for certain items that Management believes facilitates the comparability of historical periods. EBITDA and Adjusted EBITDA are not measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Reconciliation of Net Income to EBITDA and Adjusted EBITDA".

Summary of Distributable Cash of the Fund

Management has prepared the following summary of distributable cash of the Fund on the basis of the financial and other information contained in this prospectus and Management's estimate of the amount of expenses that would have been incurred by the Partnership and the Fund had the Fund been in existence for the 12 months ended April 30, 2005. The analysis has been prepared on the basis that the Offering and the transactions described under "Funding, Acquisition and Related Transactions" have been completed at the beginning of such 12 month period.

Management believes that, upon completion of the Offering, the Fund and its subsidiaries will incur maintenance capital expenditures, additional general administrative costs and interest expense that will differ from those contained in the historical financial statements of the Business that are included elsewhere in this prospectus. See "Business of ATS Andlauer — Capital Expenditures" and "New Credit Facilities". Although Management does not have firm commitments for all of the aforementioned items and, accordingly, the complete financial effects of all of those items are not objectively determinable, Management believes that the following represents a reasonable estimate of the distributable cash of the Fund that would have been available for distribution for the 12 months ended April 30, 2005 on a pro forma basis had the Fund been in existence during such time and had the transactions described under "Funding, Acquisition and Related Transactions" taken place at the beginning of such period. **This analysis is not a forecast or a projection of future results. The actual results of operations of the Fund for any period, whether before or after the Closing, will vary from the amounts set forth in the following analysis and such variation may be material.** Additionally, Management believes the operations of the Partnership are subject to risks, and in reviewing the following summary of distributable cash, investors should review and consider the risks described under the heading "Risk Factors".

	12 Months Ended April 30, 2005[1] (unaudited) ($ thousands except per unit data)
Adjusted EBITDA[2]	14,301
Management believes the following items should decrease the amount of distributable cash available for distribution by the Fund:	
Maintenance capital expenditures[3]	(500)
Additional general and administrative expenses[4]	(700)
Interest expense on New Credit Facilities[5]	(490)
Distributable cash available for distribution[6]	12,611
Distributable cash holdback (10% of distributable cash available for distribution)[6][7]	(1,261)
Distributable cash[6]	11,350
Distributable cash per Unit[8]	●

Notes:

(1) Certain financial information has been derived from the historical financial statements of the Business contained elsewhere in this prospectus. See also "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Management's Discussion and Analysis of Financial Condition and Results of Operations— Selected Historical Financial and Operating Information".

(2) Adjusted EBITDA represents EBITDA adjusted for certain non-recurring items that Management believes facilitates the comparability of historical periods. EBITDA and Adjusted EBITDA are not measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Reconciliation of Net Income to EBITDA and Adjusted EBITDA".

(3) Maintenance capital expenditures have been estimated by Management based on historical expenditure levels. See "Business of ATS Andlauer — Capital Expenditures".

(4) Management estimates that, subsequent to the Offering, the Fund and the Partnership will incur additional general and administrative costs on an ongoing basis in connection with ongoing public disclosure requirements, investor relations, trustee and director fees and other related matters.

(5) Represents estimated interest expense on the New Credit Facilities, assuming an average of $10.5 million had been outstanding over the twelve-month period at an assumed interest rate of 4.7%. See "New Credit Facilities".

(6) Distributable cash is a measure that is not recognized by GAAP and does not have a standardized meaning prescribed by GAAP. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash".

(7) Management initially intends to reserve approximately 10% of distributable cash available for distribution based on its assessment of a prudent payout ratio for the Fund at this time and its assessment of opportunities to, among other things, invest in future growth initiatives intended to enhance value to Unitholders.

(8) Based on ● Units outstanding on a fully diluted basis upon Closing, assuming the exchange for Units of all outstanding Exchangeable LP Units.

THE OFFERING

Offered Units:	● Units of the Fund
Price:	$10.00 per Unit.
Amount:	$ ●
Units:	Each Unit represents an equal undivided beneficial interest in the Fund and in any distributions payable by the Fund. Each Unit is transferable, entitles the holder thereof to participate equally in distributions of the Fund, is not subject to future calls or assessment and entitles the holder to rights of redemption and to one vote at all meetings of Voting Unitholders. See "Description of the Fund".
Use of Proceeds:	The net proceeds from the issuance of the Units are estimated to be approximately $ ● after deducting the fees payable to the Underwriters and the expenses of the Offering estimated at $ ● . The Fund will use the gross proceeds of the Offering to subscribe for ATSOT Units for $ ● . ATSOT will use the proceeds from the issuance to the Fund of the ATSOT Units to subscribe for ● Ordinary LP Units for $ ● . The Partnership will use the proceeds from the issuance to ATSOT of the Ordinary LP Units, and will draw down approximately $ ● million under the New Credit Facilities, to pay the expenses of the Offering and the Underwriters' fee and, together with the issuance to the Vendor of ● Exchangeable LP Units representing 19.9% of the outstanding LP Units, to purchase the Purchased Assets from the Vendor. The Fund will then hold an 80.1% indirect interest in the Partnership. See "Use of Proceeds" and "Funding, Acquisition and Related Transactions".
Retained Interest:	In addition to cash consideration, a portion of the consideration to be received by the Vendor under the Acquisition Agreement will consist of a 19.9% interest in the Partnership comprised of ● Exchangeable LP Units. The Exchangeable LP Units will be indirectly exchangeable for Units of the Fund on a one-for-one basis, subject to adjustment in certain circumstances. One Special Voting Unit of the Fund will be issued for each Exchangeable LP Unit. In addition, the Vendor will be granted "demand" and "piggy back" registration rights by the Fund in respect of the Units that it indirectly owns or may acquire pursuant to the exercise of its Exchange Rights, subject to certain restrictions. See "Retained Interest and Exchange Rights" and "Description of the Partnership — LP Units". Subject to certain exceptions, the Exchangeable LP Units are not transferable until 180 days after the Closing Date.
Distribution Policy of the Fund:	The Fund currently intends to make monthly distributions of its available distributable cash to Unitholders to the extent determined prudent by the Trustees. Monthly distributions are to be paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by the Trustees and are to be paid generally on the 15th day of the following month. The initial cash Distribution for the period from the Closing Date to ● , 2005 is expected to be $ ● per Unit (assuming that Closing occurs on ● , 2005) and is expected to be paid on or before ● , 2005 to Unitholders of record as of ● , 2005 (representing $ ● per Unit calculated on a monthly basis). See "Description of the Fund — Cash Distributions".

Distribution Policy of ATSOT:	The distributable cash of ATSOT will be derived primarily from distributions on or in respect of Ordinary LP Units owned by ATSOT. ATSOT intends to make monthly distributions to holders of ATSOT Units of its distributable cash after satisfaction of its interest obligations, if any, less any administrative expenses and other obligations of ATSOT. See "Description of ATSOT — Cash Distributions".
Distribution Policy of the Partnership:	The Partnership currently intends to make monthly distributions of its distributable cash on the Ordinary LP Units and Exchangeable LP Units initially less a discretionary 10% reserve. The distributable cash of the Partnership will be based on available cash from its operations, less amounts required for debt service obligations, general and administrative expenses and other expense obligations, expenditures in excess of reserves, long-term incentive plan awards and other incentives, reserves, and such other amounts as may be considered appropriate by the board of directors of the GP. Capital and other expenditures (including amounts to enable the Partnership to pay equal monthly distributions based on expected annual cash distributions) may be financed with drawings under one or more credit facilities to be established on behalf of the Partnership, other borrowings or additional issuances of Units. See "Description of the Partnership — LP Units". **The Fund, ATSOT and the Partnership have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and available distributable cash will fluctuate with, among other things, the Partnership's performance.** See "Risk Factors — Risks Relating to the Structure of the Fund and the Offering — Cash Distributions".
Tax Considerations:	Each Unitholder will be required to include in computing income for Canadian income tax purposes for a particular taxation year the Unitholder's pro rata share of the Fund's income that was paid or payable in that year by the Fund to the Unitholder and that was deducted by the Fund in computing its income. Generally, all other amounts received by Unitholders will not be included in the Unitholders' income, but will reduce the adjusted cost base of the Unitholders' Units, for Canadian income tax purposes. Prospective purchasers should consult their tax advisors regarding the tax implications of an investment in Units. See "Certain Canadian Federal Income Tax Considerations".
Description of Acquisition Agreement:	Pursuant to the Acquisition Agreement, the Vendor will sell all or substantially all of its assets used in carrying on the Business in consideration for $ ● in cash and ● Exchangeable LP Units, subject to customary adjustments. Upon completion of the transactions contemplated by the Acquisition Agreement, the Vendor will hold Exchangeable LP Units representing 19.9% of the LP Units and the Fund will hold Ordinary LP Units representing 80.1% of the LP Units. The Acquisition Agreement will contain customary representations and warranties and related indemnities from the Vendor in favour of the Partnership. These representations and warranties will address various matters relating to the Vendor, the Purchased Assets and the Business and related corporate and operational matters, and will include a representation and warranty that this prospectus contains full, true and plain disclosure of all material facts relating to the Fund, the Business and the Units and does not contain any misrepresentations. The majority of these representations and warranties will survive the Closing for a period of two years, except

for (i) certain limited representations and warranties, which will survive indefinitely, (ii) representations and warranties relating to taxation matters, which will survive the Closing for the duration for the applicable reassessment and appeal period, and (iii) the representation and warranty as to the prospectus disclosure, which will survive the Closing for a period three years and 90 days. The Vendor will indemnify the Partnership in respect of breaches of its representations and warranties. The maximum aggregate liability of the Vendor under its indemnities in the Acquisition Agreement will be equal to the amount of the cash portion of the purchase price received by the Vendor. All claims for indemnification under the Acquisition Agreement will be subject to an aggregate deductible in the amount of $500,000 and to a minimum individual claim amount of $100,000.

See "Principal Agreements — Acquisition Agreement".

Risk Factors: An investment in Units is subject to certain risk factors that prospective investors should carefully consider. The risk factors include industry risks associated with the freight transportation business including: general economic conditions; the competitive environment; reliance on major customers and contract renewals; dependence on personnel; labour relations; insurance matters; reliance on information technology; reliance on third party transportation providers; exposure to litigation; weather conditions; the regulatory environment in which the Partnership will operate; environmental regulation and potential environmental liability; potential unknown liabilities; the timing and amount of capital expenditures; leverage and restrictive covenants and agreements relating to current and future indebtedness of the Partnership; the availability of future financing; the ability to sustain and manage growth; absence of an operating history as a public company; and, dependence on external funding sources. The risk factors also include risks associated with the structure of the Fund and the Offering including: the dependence of the Fund on ATSOT and the Partnership; absence of a prior public market for the Units; unpredictability and potential volatility of the trading price of the Units including the effect of market interest rates on the price of Units; the nature of the Units; cash distributions are not guaranteed and will fluctuate with the Partnership's performance; cash-on-cash yield as a measure of performance; the legal attributes of the Units; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Partnership; the restrictions on the potential growth of the Partnership as a consequence of the payment by the Partnership of substantially all of its operating cash flow; income tax related risks; future sales of Units by the Vendor; ability to recover from the Vendor for breaches of the Acquisition Agreement; conflicts of interest; possible limits on Unitholder limited liability; the distribution of securities on redemption or termination of the Fund; dilution of interests of Unitholders; and, restrictions on non-resident Unitholders and liquidity of Units. See "Risk Factors".

Structure of the Fund

The following chart illustrates the structure of the Fund after giving effect to the Offering and the indirect investment by the Fund in the Partnership. See "Retained Interest and Exchange Rights", "Funding, Acquisition and Related Transactions" and "Use of Proceeds".


Public
Unitholders
100%
(Units)
ATS Andlauer
Income Fund
(the "Fund")
100% (ATSOT Units)
ATS Andlauer
Operating Trust
("ATSOT")
100% (GP
Common Shares)
Vendor(3)
80.1%(1)
ATS Andlauer Transportation
Services GP Inc.
(the "GP")
19.9%(2)
100% (GP
Units)
ATS Andlauer
Transportation Services
Limited Partnership
(the "Partnership")

Notes:

(1) Ordinary LP Units, representing 80.1% of the LP Units.

(2) Exchangeable LP Units representing 19.9% of the LP Units. Each Exchangeable LP Unit will be exchangeable into one Unit, subject to customary anti-dilution adjustments. The holders of Exchangeable LP Units will also be issued one Special Voting Unit for each Exchangeable LP Unit held. The Special Voting Units will entitle the holders of Exchangeable LP Units to such number of votes at meetings of Voting Unitholders as is equal to the number of Units into which the related Exchangeable LP Units are then exchangeable. See "Retained Interest and Exchange Rights" and "Description of the Fund — Units and Special Voting Units".

(3) The Vendor is owned by the Existing Shareholders.

THE FUND AND ATS ANDLAUER

The Fund

The Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario by the Declaration of Trust. On Closing, the Fund will own all of the ATSOT Units, and will hold, indirectly through ATSOT, an 80.1% interest in the Partnership. The Fund will receive, indirectly through ATSOT, distributions of distributable cash of the Partnership. See "Description of the Fund".

ATSOT is an unincorporated open-ended trust established under the laws of the Province of Ontario pursuant to the ATSOT Declaration of Trust. ATSOT was created to initially acquire and hold 80.1% of the LP Units and 100% of the GP Common Shares. See "Description of ATSOT".

The Partnership is a limited partnership formed under the laws of the Province of Manitoba, with the GP as its general partner. The Partnership carries on business and is governed under the Limited Partnership Agreement. On Closing and the completion of the Acquisition, the Partnership will be a leading national Canadian transportation solutions provider focusing on the distribution of higher value consumer products and offering multiple modes of transport including specialized courier services, for-hire trucking and air freight forwarding services. See "Description of the Partnership" and "Business of ATS Andlauer".

The GP is a corporation incorporated under the CBCA to act as the general partner of the Partnership. See "Description of the GP".

The principal and head office of each of the Fund, ATSOT, the Partnership and the GP is located at Suite 600, 190 Attwell Drive, Etobicoke, Ontario, M9W 6H8.

ATS Andlauer

Over the last 14 years, ATS Andlauer has become a leading single source, full-service transportation solutions provider for major consumer product companies requiring value added business-to-business transportation solutions in Canada. The Company provides a broad range of transportation services designed to deliver reliable, flexible, and cost-effective distribution services that fulfill its customers' specific needs. These services are provided using courier, air freight forwarding, LTL and TL transportation modes, and include a full range of value added specialized service and logistics capabilities. ATS Andlauer has experienced strong growth from inception through its ability to identify and service select consumer product industry segments that require specialized supply chain service, efficiency and security. Management believes that ATS Andlauer's bundled service offering differentiates it from its competitors.

Headquartered in the Greater Toronto Area (Etobicoke), Ontario, ATS Andlauer currently serves its approximately 1,400 customers from a network of 23 centres across Canada. The Company focuses on the transportation of high value products that are time sensitive including pharmaceuticals, DVDs, telecommunication devices (such as wireless handsets and satellite dishes) and cosmetics. ATS Andlauer's customers include major manufacturers and consumer product companies in the entertainment, healthcare, telecommunications and electronics industries including Bell Distribution Inc., Buena Vista Home Video, L'Oreal Canada, Pfizer Canada Inc., Sony Music Canada and Warner Video. ATS Andlauer has established long-term relationships with its customers serving some of its major customers since inception in 1991 and its top 30 customers (by 2004 revenue) for an average of eight years.

INDUSTRY OVERVIEW

General Overview

The Canadian freight transportation industry can be defined by two categories: the business-to-business segment and the business-to-consumer segment. The business-to-consumer segment includes goods shipped between businesses and individual consumers. The business-to-business segment includes the transportation of goods between businesses. ATS Andlauer is focused exclusively on the business-to-business segment of the transportation industry.

The Canadian Freight Transportation Industry

The transportation of goods and the provision of distribution services between businesses is essential in the functioning of an economy. A country's trade and economy are dependent on its transportation and distribution capabilities as companies rely on these services and related infrastructure to conduct their businesses and to distribute their products to retailers and end-users.

The commercial freight transportation industry in Canada is segmented into various modes of transportation: air, rail, marine, trucking, and other ground transportation. ATS Andlauer is not involved in rail or marine transportation.

Trucking Segment

According to the 2004 Transport Canada Report, the Canadian commercial trucking industry generated revenue of approximately $54.7 billion in 2003. Between 1996 and 2003, the industry grew at a CAGR of approximately 8.4%. The industry is typically separated into three main segments: courier services, for-hire trucking and private trucking. These segments are increasingly being supported by a fourth segment, logistics and value added services. The graph below outlines the revenue by segment for the courier services, for-hire trucking and private trucking segments since 1996.



Trucking Revenue by Segment 2003
For-Hire
Private
Courier
CAGR: 8.4%
Revenues (C$ Billions)
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
1996
1997
1998
1999
2000
2001
2002
2003

Source: Statistics Canada, Transportation in Canada 2004

Courier Services

Courier services represented approximately 10% of the Canadian trucking industry in 2003, generating $5.7 billion in annual sales, up from $2.1 billion in 1996. This represents a CAGR of 15.3%, making the courier services segment the fastest growing segment in the Canadian commercial trucking industry. Courier services include the transport of envelopes, packages and other items at an expedited rate. In 2003, this segment handled 2.3 million packages per day and consisted of 2,400 commercial companies.

The courier service industry may be divided into two major segments;

(i) Overnight or later delivery: Shipments that are delivered at least one day after the day they are picked up. This segment of the market includes shipments delivered within Canada, to the United States or other countries around the world. This segment represents the majority (85%) of market activity.

(ii) Same day/messenger: Shipments that are delivered the same day they are picked up. By definition, these tend to be primarily local and/or regional deliveries.

Typical courier service providers limit the weight of packages to 70 pounds, while more specialized courier service providers such as ATS Andlauer may also provide the flexibility to distribute packages in excess of 70 pounds.

The typical courier service providers offer both business and consumer deliveries and limit package size due to the physical design of their conveyor and handling systems.

For-Hire Trucking

For-hire commercial trucking, representing approximately 45% of the Canadian trucking industry in 2003, involves freight transportation services offered to third parties in exchange for compensation. This segment grew from $15 billion to $24 billion from 1996 to 2003, representing a CAGR of 7.1%. The for-hire trucking segment is typically separated into two areas: TL and LTL services.

TL carriers are those that move large shipments (greater than 10,000 pounds) on irregular routes providing service on a point-to-point basis with no intermediate stops or handling. LTL carriers pick up smaller shipments (less than 10,000 pounds) and consolidate the goods to fill a trailer. These goods are then taken to a final destination terminal at which they are sorted and distributed. LTL services are often provided on scheduled routes.

The Canadian for-hire trucking industry is diversified across the country with a majority of traffic operating within the borders of Ontario and Quebec. The percentage of traffic of the for-hire trucking industry measured by tonne-kilometres for each region is set out below:

CANADIAN FOR-HIRE TRUCK TRAFFIC BY PROVINCE, 2003

Provincial Share of Traffic (%) measured by Billion tonne-kilometres


BC
9.2%
Alberta
13.9%
Manitoba and
Saskatchewan 7.3%
Ontario
40.1%
Quebec
23.0%
Atlantic Provinces
6.6%

Private Trucking

Private trucking, which involves freight transportation services conducted by a company transporting its own goods represented approximately 45% of the trucking industry in 2003. This segment grew from $14 billion to $25 billion over the period from 1996 to 2003, representing a CAGR of 8.4%. ATS Andlauer currently performs no private trucking services.

Air Cargo and Air Freight Forwarding Industry Segment

The Canadian air cargo industry involves the transport of goods by aircraft at an expedited rate from location to location. The Canadian air cargo industry generated revenue of approximately $990 million in 2002, up from $795 million in 1993, representing a CAGR of 2.5%. Volume in the air freight industry grew from 625 million tonnes in 1993 to 803 million tonnes in 2002, representing a CAGR of 2.8%. The air cargo industry may be separated into two main segments:

(i) Cargo that is transported on dedicated cargo aircraft by dedicated air cargo companies such as Cargojet and AllCanada Express Inc.; and

(ii) Cargo that is transported in the cargo holds of passenger aircraft by passenger airline companies such as Air Canada, Westjet and First Air.

Each segment of this industry carries cargo on domestic routes between Canadian destinations, and on transborder (United States) or international routes, between Canadian and non-Canadian destinations. The majority of the air freight cargo is from domestic transport, as outlined in the chart below.


Air Freight Volume by Segment
Domestic
US
International
CAGR: 2.8%
Tonnes (Thousands)
1,000
900
800
700
600
500
400
300
200
100
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Source: Statistics Canada, Transportation in Canada 2004

The Canadian air freight forwarding industry involves those companies such as ATS Andlauer that do not transport cargo themselves, but contract space for their customers from air cargo and passenger airline companies.

Logistics Services and Value Added Segment

A relatively recent development in the transportation industry is the growth of the distribution and logistics services segment. This segment involves the provision of services relating to the planning, implementation and control of the flow and storage of goods, services and related information in the freight transportation process between the point of origin and the point of consumption. Such value added services are essential to the effective and strategic management of the supply chain and these services integrate and complement the various modes of transport in the industry.

Transportation Industry Trends

The global transportation and distribution industry has evolved rapidly over the last two decades, driven by a number of factors including the greater integration of world markets, the rationalization of corporate supply chains and the implementation of enterprise software and Internet-based information technology solutions. Management believes that the following key industry trends are occurring and are the most relevant to the sectors of the freight transportation business in which the Company competes:

Strong Industry Growth — The Canadian trucking industry (including courier services) has grown by revenue at a CAGR of 8.4% since 1996, well above the rate of growth of the Canadian economy as a whole. The industry is experiencing the most rapid growth in the courier service and logistics and value added service segments. Increased global branding and trading has helped drive the strong growth in the industry.

Significant Advances in Technology — Customers of the transportation and distribution industry are demanding complex supply chain management solutions that require more sophisticated information technology systems. These solutions include placing greater demands for quality, innovation and transparency of information at all stages of the order/delivery and warehousing processes. Customers in the manufacturing and consumer products industries require increased levels of service including: precision delivery time, controlled and monitored shipping environment, precise

tracking and timely information about potential service disruptions. As a result, these customers are looking more often to specialized and technologically advanced transportation solutions providers to handle their distribution needs.

Changing Retail Delivery Model — The growth in market share of larger retail chains and "big box" store retail outlets is changing the retail delivery model resulting in a trend towards larger shipment sizes and increased demand for appointment deliveries. This trend places increased demands on transportation companies to handle multiple shipment sizes ranging from courier to LTL and be able to handle appointment deliveries from their facilities.

Outsourcing — An increasing number of companies are outsourcing their distribution and transportation needs. The increasing complexity of delivery requirements has made it less efficient for companies to manage their own transportation process, particularly when some of the larger retailers have moved towards preferred carrier programs. This trend is expected to continue and to drive growth in the transportation and distribution sector.

Single Source Providers — Companies have recognized that they can streamline their administrative processes and reduce costs by limiting the number of transportation companies they deal with. As such, Management believes there is a greater demand for carriers like ATS Andlauer that are a single source provider of a broader range of value adding transportation solutions.

Rising Operating Costs & Driver Shortages — Trucking businesses have generally experienced significant increases in insurance premiums as a result of a declining number of companies offering motor vehicle liability insurance to the trucking industry, the rising cost of litigation awards and the relatively poor performance of insurance companies' investment portfolios which in prior years more than offset any underwriting losses. The cost of diesel fuel has risen steadily since mid-2003, and continues to do so in the current period. Increasing regulations on the limitation of driving hours has also increased operating costs. The significant growth in the industry combined with sometimes difficult working conditions, particularly for long haul drivers (hours, travel away from home and low effective hourly rates as a result) has resulted in a significant shortage of qualified drivers and owner-operators in the Canadian trucking industry. The extent of the shortage varies from one region to another.

Opportunities for Industry Consolidation — The transportation industry has experienced consolidation as operators attempt to provide freight transportation in a cost-effective manner, by spreading costs over a larger revenue base. Customers are also increasingly seeking multiple transportation solutions from their transportation providers. These trends have resulted in consolidation in the industry and Management believes that these trends will benefit companies like ATS Andlauer, with national reach, the flexibility to adapt to industry trends and customer needs, and the ability to provide a full range of transportation services, logistics and value added services.

BUSINESS OF ATS ANDLAUER

Company History

ATS Andlauer was founded in 1991 by current Chief Executive Officer, Michael Andlauer. The business began by offering its first customers nationwide air freight forwarding and ground transportation services through facilities in Toronto, Montreal, Calgary and Vancouver, supplemented by transportation agents in other locations. Since inception, ATS Andlauer's philosophy has been to provide its customers with premium delivery and exceptional customer service. Significant demand for its customized services led ATS Andlauer to further expand its range of service offerings in order to work more closely with its customers in additional areas of their supply chains.

ATS Andlauer's rapid growth enabled it to expand its distribution network across Canada by strategically establishing facilities in select markets. This expansion allowed the Company to provide greater control and consistency of service to its customers by reducing its use of agents. In 1997, as part of its expansion, ATS Andlauer purchased certain assets and the customer list of Mowat Express Inc. to expand its asset base to better service the Ontario region and to provide an expanded platform for national growth. These customers consisted of companies primarily in the healthcare, consumer products and pharmaceutical industries in Ontario and Québec, a number of which have subsequently grown into national accounts. In December 2003, ATS Andlauer acquired all of the shares of Concord, a provider of cross-border and domestic LTL services. Commencing in April 2004, the domestic operations of Concord were integrated into those of ATS Andlauer and the domestic customers of Concord were migrated to ATS Andlauer. The financial impact of this integration is reflected in the financial results of the Business. Concord continues to operate branches in the U.S. and to provide cross-border LTL services. The Business to be acquired by the Partnership will not include the remaining operations of Concord (i.e. the U.S. cross-border LTL services).

ATS Andlauer now operates facilities in 23 centres across Canada. The following map sets out the geographic coverage of ATS Andlauer's facilities.


Ottawa
Cornwall
Napanee
Hanover
Toronto
Hamilton
London
Windsor
St. John's
Edmonton
Red Deer
Moncton
Quebec City
Halifax
Vancouver
Kelowna
Calgary
Saskatoon
Victoria
Montreal
Regina
Winnipeg
Lethbridge

Historical Financial Growth

ATS Andlauer has experienced stable financial performance with a history of growth, as illustrated by the charts below, by successfully executing a business strategy that emphasizes operational efficiencies, economies of scale and rigorous cost control. Revenue has grown from $25.9 million in fiscal 1996 to $150.1 million for the 12 months ended April 30, 2005, representing a CAGR of 22.9%. Adjusted EBITDA has grown from $3.7 million in fiscal 1996 to $14.3 million for the last 12 months ended April 30, 2005, representing a CAGR of 17.2%. ATS Andlauer has achieved a positive operating profit in every quarter since inception in 1991.


Historical Revenue(1)
(In Millions)
$175.0
$150.0
$125.0
$100.0
$75.0
$50.0
$25.0
$0.0
CAGR 22.9%
$25.9
$36.1
$49.2
$64.1
$77.0
$81.7
$94.0
$104.7
$127.9
$150.1
1996
1997
1998
1999
2000
2001
2002
2003
2004
LTM
Adjusted EBITDA(1)(2)(3)(4)
(In Millions)
$20.0
$15.0
$10.0
$5.0
$0.0
CAGR 17.2%
$3.7
$3.5
$5.7
$9.1
$9.1
$10.5
$12.1
$13.4
$12.5
$14.3
1996
1997
1998
1999
2000
2001
2002
2003
2004
LTM

Notes:

(1) Figures for 1996 to 2004, inclusive, are for the fiscal years ended October 31. Figures for LTM are for the 12 month period ended April 30, 2005. Results for the LTM period include revenue of $81.7 million and Adjusted EBITDA of $8.6 million for the six month period ended April 30, 2005.

(2) Adjusted EBITDA is not a recognized measure under GAAP and does not have standardized meanings prescribed by GAAP. Therefore Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Reconciliation of Net Income to EBITDA and Adjusted EBITDA." As the Fund intends to distribute substantially all of its cash on an ongoing basis, Management believes that Adjusted EBITDA is an important measure in evaluating the Fund's performance and in determining whether to invest in the Fund.

(3) Management believes that the decreases in Adjusted EBITDA in 1997 and 2004 resulted in part from initial integration costs associated with the completion of the acquisitions of Mowat Express Inc. and Concord, respectively.

(4) CAGR figures represent results for the 1996 to LTM period, inclusive.

Business Strengths

Management believes that the following business strengths set the Company apart from its competitors and will enable it to maintain its leadership position in the markets in which it competes, continue to grow revenue and maintain cash flow stability.

One Stop Source of Transportation Solutions

ATS Andlauer's broad range of specialized services and its national distribution network of 23 centres provide its customers with comprehensive solutions for their product transportation needs. ATS Andlauer provides courier services, LTL trucking, TL trucking, air freight forwarding services, and premium value added services such as temperature management services, returns management and appointment delivery. Management believes that ATS Andlauer's "one-stop" solution is unique in terms of its value added services in the Canadian transportation industry, providing it with a competitive advantage that is difficult to duplicate.

Specialized Target Market Segments

ATS Andlauer transports goods for customers with high value products in growing industries, particularly consumer products industries such as health care and entertainment that require specialized logistics and supply chain capabilities. Management believes that these customers are willing to pay a premium for the higher quality and value added services ATS Andlauer provides, as service failures or product damage can be significantly more costly than transportation costs. These higher-value items include products such as pharmaceuticals, DVDs and cell phones. ATS Andlauer has experienced exceptional growth by selectively targeting and servicing these markets.

Variable Cost Model

ATS Andlauer operates on a variable cost business model. Management believes ATS Andlauer maintains fewer fixed assets than the majority of its competitors, a strategy that it believes allows it to be more flexible and adaptive to changes in the marketplace. This model also allows ATS Andlauer to focus on its customers' special requirements and not on the management of owned assets. ATS Andlauer pursues this strategy through several practices:

- The majority of ATS Andlauer's pickup and delivery drivers are owner-operators. The use of owner-operators allows ATS Andlauer to minimize fixed operating costs and capital requirements associated with the purchase and maintenance of equipment, as well as maintain flexibility in operations.
- ATS Andlauer leases its terminal facilities.
- ATS Andlauer leases the majority of its equipment in order to limit fixed overhead and to maintain a newer, more reliable and technologically advanced fleet.
- ATS Andlauer uses Air Canada and Cargojet as its air cargo agents maintaining flexibility over its integrated competitors, as ATS Andlauer does not own any airplane assets and has the ability to expand and contract air cargo capacity as necessary.
- ATS Andlauer limits spending on marketing and advertising, focusing on customer retention and expanding its service offering to its existing customers and relying more on word-of-mouth referrals for new customer generation.
- ATS Andlauer uses contract warehouse labour for a portion of its warehouse staffing requirements allowing for greater flexibility in the size of its labour force.

Diversified and Long-Term Customer Relationships

ATS Andlauer currently serves a diversified group of approximately 1,400 customers operating in various industries and across geographic borders. In fiscal 2004, ATS Andlauer's largest customer accounted for 7.6% of

revenue, the top five customers accounted for 25.3%, the top 10 customers accounted for 39.0% and the top 30 customers accounted for 62.9%. None of the Company's other customers accounted for more than 2% of its revenue in fiscal 2004. ATS Andlauer's customers operate in the entertainment, healthcare, telecommunications and other industries across Canada and North America. This diversity in customers provides a high degree of stability to the business. Furthermore, ATS Andlauer's 23 centres throughout Canada help to limit its exposure to adverse economic conditions in any geographic market.

The following chart sets out the breakdown of ATS Andlauer's revenue by type of industry services in percentage terms for fiscal 2004.


Revenue Breakdown by Industry Fiscal Year 2004
Marketing Services 4%
Other 6%
Third Party Trucking 5%
Grocery 3%
Entertainment 23%
Other Consumer Products(1) 33%
Pharmaceutical and Health Care 26%

Note:

(1) Other Consumer Products includes telecommunication devices, wireless products, office equipment and retail furniture products.

ATS Andlauer has established long-term relationships with many of its customers. Management believes that the Company handles the bulk of its clients' domestic transportation requirements. ATS Andlauer continues to enhance existing customer relationships by delivering value added services and maintaining clear standards of performance and customer satisfaction throughout its organization. ATS Andlauer's top 30 customers in fiscal 2004 have been customers for an average of approximately eight years and many have been customers since the Company's inception.

Successful Growth Record

The Company has demonstrated a sustainable growth strategy with steady improvement in revenue and operating cash flows. Management has grown the business through significant new customer development and to a limited extent through strategic acquisitions. Revenue has grown from $7.7 million in fiscal 1992 to $150.1 million for the last 12 months ended April 30, 2005. Adjusted EBITDA has grown from $0.2 million in fiscal 1992 to $14.3 million for the last 12 months ended April 30, 2005.

Predictable and Stable Demand

Management believes that demand for domestic transportation and distribution services is supported by economic trends and the necessity for consumer product companies to provide their products to consumers in a timely manner. Management believes that demand for the Company's services is stable and recession-resistant. Between 2001 and

2003, a period of economic slowdown, the Company was able to increase revenue and achieve stable Adjusted EBITDA, while continuing to attract new customers and add facilities.

Strong Management Team and Significant Retained Interest

Led by Michael Andlauer, Chief Executive Officer, who founded the Business, current management has played a significant role in establishing ATS Andlauer's leading market position in the national business-to-business transportation of higher value consumer products. ATS Andlauer has a strong and experienced management team with an average of 18 years of experience in the transportation industry, many of whom have been with the Company almost from inception. ATS Andlauer has strong central leadership, as well as solid regional management. With the growth of its business, ATS Andlauer has complemented its longstanding senior management with experienced executives from direct transportation industry competitors. The senior management team has an average tenure with ATS Andlauer of 12 years.

The Vendor will retain a 19.9% interest in the Partnership following Closing. Members of Management hold an aggregate 70% indirect equity interest in the Vendor. This retained interest reflects Management's commitment to ATS Andlauer and, together with its participation in the LTIP, will align Management's interest with the interests of Unitholders.

Growth Strategy and Competitive Landscape

ATS Andlauer has a strong record of growth, having grown revenue and Adjusted EBITDA at a CAGR of 22.9% and 17.2%, respectively, over the period from 1996 to the last 12 months ended April 30, 2005. ATS Andlauer's growth strategy has two key components: (i) to continue to grow revenue and cash flow organically by focusing on increasing sales to existing customers, obtaining profitable new customers and improving operational efficiencies across its fleet and national network of terminals; and (ii) to grow through acquisitions as consolidation continues in the transportation industry. Management believes that its national scope, focus on quality and reliable service, value added logistical services and integrated air and ground transportation solutions network provide the Company with advantages that differentiate it from its competitors. The chart below outlines ATS Andlauer's principal competitors and the segments in which they compete:

Region	LTL Trucking	Courier	Air Freight Forwarding Services	Integrated Distribution Provider
National	Day & Ross	Sameday Right-O-Way	Sameday Right-O-Way	Sameday Right-O-Way
	QuickX	CanPar	EGL	EGL
		Purolator	Purolator	
		UPS	UPS	
		Fedex		
West	Reimer	DHL	DHL	
	Porter			
Ontario	Meyers			
	Manitoulin			
	Daily			
Québec	Cabano	Dicom		
	Select			
	Robert			
Atlantic Canada	Midland	Midland		
	MO Freightworks	Altimax		

Organic Growth

ATS Andlauer has historically grown organically by responding to its existing customers' evolving service requirements. ATS Andlauer's strategy is to increase revenue through cross-selling existing and new services to its large and diverse customer base, to limit the rate of expense growth, to employ technology-driven efficiencies to increase operating profit and to provide superior service and competitive pricing. ATS Andlauer employs a disciplined sales approach designed to retain and expand service offerings to existing customers and to develop new customer relationships. ATS Andlauer will continue to focus its sales efforts on its target customers in the entertainment, pharmaceutical, healthcare, telecommunications and other consumer product industries by leveraging its principal competitive strength — its customized, integrated national distribution platform.

Acquisitions

The transportation industry is highly fragmented, with ATS Andlauer being one of the growing participants. The fragmented nature of the industry provides an opportunity for ATS Andlauer to consolidate smaller regional distributors that could be strategically integrated into its operations.

The industry has already experienced significant consolidation among large operators, but remains fragmented with many smaller independent and regional operators. ATS Andlauer could enhance its competitive position through the acquisition of companies that could provide specialized services to its customers or who have customer relationships that align with ATS Andlauer's target market focus. Management intends to make selective acquisitions of appropriate businesses to the extent that Management believes that those acquisitions will (i) result in increased revenue, and (ii) increase or maintain distributions to Unitholders. ATS Andlauer has demonstrated a strong track record in integrating operations with the integration of portions of the operations of Mowat Express Inc. and Concord.

Competition and Strategic Positioning

ATS Andlauer offers a suite of transportation services to its customers creating a single source for transportation solutions to meet their Canadian transportation needs. Management believes that this ability differentiates ATS Andlauer from its competitors. The most significant competitive factors in the industry are reputation, range and quality of service and price.

ATS Andlauer competes with many different companies and services on a local, regional, and national basis. The Company's competitors include couriers, LTL carriers, TL carriers, various motor carriers, express companies, freight forwarders, air couriers and other transportation services companies. There are national competitors within each of the types of transportation service that ATS Andlauer offers and there are also a few large regional or product line specific carriers and many smaller regional and local competitors within each segment. ATS Andlauer has a strong reputation for providing consistent quality services and for having the ability to adapt to the needs of its customers. ATS Andlauer differentiates itself from its competitors by being one of the few companies to provide the full range of courier, LTL trucking and air freight forwarding services on a national basis.

Products and Services

ATS Andlauer offers a suite of ground and air transportation services that provide its diversified customer base with the ability to source all of their transportation needs from a single transportation solution provider. ATS Andlauer enhances its service offering with the provision of logistic and value added services. ATS Andlauer's principal services can be divided into the following segments:

Courier Services

ATS Andlauer has an extensive courier service network providing coast-to-coast courier services to its customers. ATS Andlauer operates in 23 centres across Canada processing approximately 20,000 shipments per day (46,000 packages). A significant portion of these shipments is to retail destinations. Its courier network is designed to handle shipments of up to 300 pounds enabling the Company to service a broader range of a customer's shipment requirements compared to many of its courier competitors (who are generally restricted to smaller shipment weights of 70 pounds by their distribution infrastructure). The flexibility to service this weight category in a courier format is a distinctive feature of its operations and a competitive advantage, particularly when considering the trend towards larger shipments into retail locations. With daily scheduled delivery across the country, Management believes this service to be a highly competitive method for national delivery of these types of shipments. Intra provincially, most points are served overnight through ATS Andlauer's extensive ground operations network.

ATS Andlauer's courier network services customer requirements ranging from the delivery of only a few packages, to coordinated mass nationwide distributions such as the release of new DVDs and video for its national DVD and video rental store clients. Every package is tracked throughout the distribution process from pickup to delivery, with each status change recorded through the use of ATS Andlauer's electronic track and trace system. The system provides an audit trail for every package to assure secure and dependable service for each transaction, which Management believes is an important service feature for customers shipping high value and time sensitive consumer products.

ATS Andlauer's courier services accounted for approximately 39% of its revenue in fiscal 2004. Additional value added services offered to complement its courier services include appointment delivery, returns management, package tracking systems and temperature management service. See "Business of ATS Andlauer — Value Added Services".

Less than Truckload (LTL) Trucking

Through its 23 centres ATS Andlauer also provides its customers with an expedited and consistent LTL service processing approximately 1,700 LTL shipments per day (17,040 pieces). By offering its customers both courier and LTL services the Company is able to provide a single source solution to its customers that can reduce the number of carriers delivering into a consignee's facilities, allowing them to be more efficient. ATS Andlauer has been able to leverage the track and trace technology developed for its courier shipments and apply it to LTL shipments, a service that Management believes is provided by few of its competitors.

ATS Andlauer provides this trucking service to its customers through a combination of owner-operator and employee drivers. In more remote locations where ATS Andlauer does not currently maintain a commercial presence, the Company complements its services with partnerships or alliances with other carriers. LTL shipments are typically destined for customers' distribution centres or wholesalers' facilities.

ATS Andlauer's LTL services accounted for approximately 49% of its revenue in fiscal 2004. Additional value added services offered to complement its LTL services include; appointment delivery, returns management, package tracking systems and temperature management service. See "Business of ATS Andlauer — Value Added Services".

Air Freight Forwarding

Management believes that ATS Andlauer is one of the largest domestic air freight forwarding companies in Canada, handling on average approximately 1,600 shipments per day. ATS Andlauer has longstanding relationships and guaranteed contracted space on selected routes with both Air Canada and Cargojet to meet its customers' air freight needs. Air cargo shipments are staged at the Company's facilities across the country and tendered directly to Air Canada or Cargojet for airport to airport furtherance. ATS Andlauer's dedicated staff assumes custody of consignments at the receiving airport, which reduces the risk of third-party caused delays and enhances the security of the goods. ATS Andlauer's air freight forwarding services accounted for approximately 12% of its revenue in fiscal 2004.

The following chart shows ATS Andlauer's revenue breakdown by transportation mode for fiscal 2004.


ATS Revenue by Transportation Mode(1)
Air Freight Forwarding 12%
LTL 49%
Courier 39%

Note:

(1) Revenue derived from value added services is assigned to the mode of transport used.

Value Added Services

ATS Andlauer provides a full range of value added services to its customers that complement its core transportation services outlined above. The Company differentiates itself from its competitors through its ability to coordinate nationwide distribution while providing bundled customized transportation solutions to its customers. ATS Andlauer possesses a unique ability to adapt and respond to the individual needs of its customers, which is something Management believes few other transportation and distribution companies are able to do. Some of the differentiated services available to its customers are outlined below:

Leading Package Tracking Systems

ATS Andlauer's track and trace system allows customers and their consignees to attain shipment status information including pickup date and time, linehaul scans, out for delivery scans, delivery scans, proof of delivery and appointment details on-line or through ATS Andlauer's customer service department. This service is essential to customers desiring just-in-time delivery, increased security and full access to shipment information. ATS Andlauer also provides chain of signature services offering additional security for high value products. Each time a shipment is transferred to a facility or driver, a signature is obtained to monitor the shipment throughout the supply chain. While many courier companies provide track and trace and chain of signature services, Management believes that ATS Andlauer's ability to offer this service on both LTL shipments and courier shipments differentiates it from its competitors.

Temperature Management Services

ATS Andlauer offers its customers heated ground transportation services to protect shipments from freezing during the winter months. The Company also offers temperature management services where temperature is maintained within specified ranges as required by customers with certain types of higher value goods such as pharmaceuticals or health care products that are sensitive to temperature and temperature fluctuations. ATS Andlauer has made substantial investments in temperature management services for its trailers and facilities and now has the capability to monitor and manage temperature conditions for temperature sensitive products throughout the shipment process, as well as provide documented proof of the temperature environment for the duration of a shipment. Management believes that it is at the forefront of developing these services and that this investment will lead to further growth in its customers in the health care and pharmaceutical industries. Health Canada, under the Goods Manufacturing Processes (C.02.015) regulates storage, transportation methods and procedures that may affect the quality of a drug, including guidelines in respect of the monitoring of the temperature of drugs. Management believes these guidelines will continue to develop, creating further requirements for the transportation of pharmaceuticals.

ATS Andlauer has 10 facilities with temperature controlled areas, and has temperature controlled trailers on site at three additional facilities. Currently, 37 linehaul trailers and 44 pickup and delivery units are equipped with and qualified to offer temperature management services. ATS Andlauer has approximately 650 personnel that have been trained in temperature management service related procedures through an in-house training program.

Appointment Services

As large retailers focus on streamlining their inbound logistics process Management believes companies are placing more demands on their suppliers to deliver on time and complete orders. As part of this initiative, many retailers require appointment deliveries and may levy significant penalties on suppliers for service failures. Through its network of terminals and personnel dedicated to this function, ATS Andlauer offers its customers consistent standardized appointment services to all major centres in Canada. The ability to meet such standards, particularly with respect to high value goods, has allowed ATS Andlauer to consolidate customer relationships. Its ability to provide reliable appointment service has made ATS Andlauer a preferred carrier for several leading retail and distribution companies such as Best Buy Co., Inc., Future Shop Ltd., Loblaw Companies Limited, London Drugs Limited and McKesson Canada.

Returns Management

ATS Andlauer manages both the delivery, return and potential recalls for its customers (e.g., DVDs, pharmaceuticals and other consumer products). Although returns typically make up only a small portion of a customer's total shipping volume, they can represent a significant cost if the product is lost or damaged. Returns can also require a significantly greater effort for the customer to process if proper procedures are not followed by the transportation

service company, particularly in the case of high value and time sensitive products such as pharmaceuticals. With staff dedicated to this service, ATS Andlauer's ability to effectively manage this process differentiates it from many other transportation companies. Part of the Company's success in establishing a strong market position in providing transportation services to the entertainment industry is due to this ability to provide returns management services.

Facilities

ATS Andlauer offers its transportation solutions through a nationwide network of facilities located in 23 centres across Canada. The Company's headquarters are in the Greater Toronto Area (Etobicoke) where it has its largest terminal. ATS Andlauer's facilities are designed as mixed-use facilities and are able to handle courier, LTL, and air freight forwarding shipments in the same facility. The facilities are designed to maximize efficient handling of shipments by providing warehousing, staging and distribution functions to the transportation process. With approximately 840,000 square feet of terminal facilities, the Company has the necessary space to meet its customers' short term storage needs.

As part of its variable cost model of operations, ATS Andlauer leases all of its facilities in an effort to limit capital costs. In fiscal 2004, ATS Andlauer paid approximately $5.0 million in rent for its leased properties. Below is a list of ATS Andlauer's facilities:

Location	Square Feet	Lease Expiry Date
Calgary	69,433	August 2011
Cornwall	9,171	October 2009
Edmonton	39,789	October 2013
Etobicoke (Head Office)	3,630	September 2006
Etobicoke	340,081	December 2012
Halifax	9,145	October 2008
Hamilton(1)	12,363	Month-to-month
Hanover	2,000	Month-to-month
Kelowna	6,000	August 2007
Lethbridge	3,000	March 2010
London	10,333	July 2007
Moncton	12,750	February 2013
Montréal(1)	125,000	February 2020
Napanee(1)	2,000	Month-to-month
Ottawa	17,250	July 2007
Québec City	12,763	May 2006
Red Deer	2,600	October 2005
Regina	11,616	July 2006
Saskatoon	10,000	July 2008
St. John's	Shared Space	n/a
Vancouver(2)	106,520	February 2016
Victoria	4,650	April 2010
Windsor	3,728	September 2009
Winnipeg	26,794	January 2010
Total Square Feet	840,616	

Notes:

(1) See "Interests of Management and Others in Material Transactions" for information with respect to these leases.

(2) Scheduled to open in March 2006 to replace existing facilities.

ATS Andlauer believes it has good relationships with its landlords and expects to extend its leases or obtain suitable alternatives as the leases approach the end of their terms. Management believes that alternative facilities would be available to the Company on market terms.

Equipment

As of April 30, 2005, ATS Andlauer operated 206 trailers and 74 power units. In addition, the Company has access to an additional 216 power units under contract with owner operators.

Power Units	Number of Units
Leased	73
Owned	1
Total	74

Trailers	Number of Units
Leased	186
Owned	20
Total	206

ATS Andlauer monitors the age of its equipment and maintains a modern fleet. The average leased power unit is two years old with the majority of the leases expiring between 2008 and 2010. The average leased trailer unit is three years old with the majority of the leases expiring between 2007 and 2009. Many of ATS Andlauer's power unit leases provide that maintenance costs are borne by the lessor. Currently, 37 linehaul trailers and 44 pickup and delivery units are equipped with and qualified to offer temperature management services.

Capital Expenditures

ATS Andlauer's capital expenditures can be categorized as maintenance capital and growth capital. With its variable cost model and its strategy to lease rather than own assets, the Company does not require extensive annual maintenance capital expenditures on equipment (in the case of all power units include maintenance by the lessor), fixtures or facilities to support its operations. Management estimates maintenance capital expenditures for fiscal 2005 and 2006 will be approximately $0.2 million and $0.4 million, respectively, which will be funded by cash flow from operations.

In addition to maintenance capital expenditures, ATS Andlauer will, from time to time, make expenditures to promote growth — principally the addition of new terminals and information management systems to better service its customers, broaden its geographic network or better monitor its operations. Management estimates that growth capital expenditures for fiscal 2005 and 2006 will be approximately up to $0.2 million and $0.4 million, respectively, and are expected to be funded through cash held back from distributions to the Fund and under the New Credit Facilities. Growth related expenditures are determined on a case-by-case basis. In determining whether to make those expenditures, ATS Andlauer generally assesses its capacity to service its customers to ensure that the expenditure will enhance existing cash flow. The Company does not currently expect any substantial increases in its maintenance capital expenditures during the foreseeable future. Historical growth and maintenance capital expenditure levels are outlined in the chart below:


ATS Capital Expenditure: Growth and Maintenance 2000-2004(1)
$1.4
$1.2
$1.0
$0.8
$0.6
$0.4
$0.2
$0.0
C$ Millions
Growth
Maintenance
2000
2001
2002
2003
2004

Note:

(1) Figures are for the fiscal year ended October 31.

Personnel

As of April 30, 2005, ATS Andlauer employed or engaged approximately 800 individuals across Canada serving several different functions. The breakdown of employee and independent contractor functions can be seen below:

Category	Number
Owner-Operator Drivers	216
Employees	
Operations (including Company drivers)	339
Administration	179
Management	48
Sales	20
	586
Total	802

Management believes it has good relationships with its employees, none of whom are subject to collective bargaining agreements. Management believes that the Company has experienced lower than industry average turnover rates among its drivers through its favourable human resource policies including offering drivers competitive compensation packages, focusing on driver safety and training, and operating on scheduled linehaul runs.

Information Management Systems

ATS Andlauer has a comprehensive shipping and tracking information management system designed to support its strategic goals, the core of which, Andlauer Transportation Logistics Automation System or "**ATLAS**", is internally developed and supported. This program was implemented over the last three years using up-to-date hardware and software development. ATLAS is a fully integrated system that supports ATS Andlauer's finance, administration,

operations, sales, and customer service departments. A key feature of ATLAS is the ability to manage all shipments regardless of mode or size giving full scanning, tracing, rating, and reporting capabilities.

The Company has invested and continues to invest in information technology and is committed to maintaining leading edge technology. In addition to the core ATLAS system, ATS Andlauer has developed and implemented systems for customer shipping, electronic data interchange, image processing, costing, pickup and delivery dispatch and linehaul management. Emerging market opportunities such as pharmaceutical temperature needs are aggressively supported with information technology development. ATS Andlauer has recently developed and implemented an on-board real-time temperature management system that Management believes represents the state of the art for temperature monitoring and management.

Management believes that competition increasingly is based on a distributor's ability to integrate its transportation and information systems with its customers' systems to provide unique transportation solutions at competitive prices. Management believes that the Company is a leader in systems integration. ATLAS' features include capabilities to enhance the processing of reverse logistics freight, invoicing and accounts receivable management and on-time performance measurement.

Safety and Insurance

ATS Andlauer prides itself on its safety record and its safety management program. ATS Andlauer has put in place policies that are designed to contribute to and to promote a safe work environment. ATS Andlauer maintains a high level of safety awareness and seeks to continually improve safety performance.

ATS Andlauer carries broad insurance coverage for its operations, including motor vehicle liability insurance, cargo insurance and commercial general liability insurance. Management believes that ATS Andlauer has relatively low insurance costs compared to the general trucking industry average as it employs primarily owner-operators in its linehaul operations. Owner-operators own their equipment and thus are motivated to maintain their equipment at very high levels. ATS Andlauer's owner-operator compensation policies have allowed ATS Andlauer to retain drivers with more experience, which also assists the Company in managing its insurance costs.

Fuel Costs

The cost of fuel represents a significant component of operating costs in the transportation industry. The trend toward higher fuel costs since mid-2003 has exerted significant cost pressure on the industry. ATS Andlauer has historically been able to pass on substantially all fuel price increases to its customers through fuel surcharges, which it adjusts weekly.

Regulation

The transportation industry in Canada is subject to federal and provincial laws and regulations. ATS Andlauer is required to comply with laws, licences, permits and regulations of each jurisdiction in which it operates including safety regulations that affect the safety of vehicles and the manner in which they are operated. Management believes that ATS Andlauer holds all necessary licences, permits and registrations for its current and expected operations.

Environmental

ATS Andlauer's operations and properties are subject to environmental laws and requirements in the jurisdictions in which it operates relating but not limited to air emissions and transport and warehousing of potentially harmful products. ATS Andlauer is a certified carrier of dangerous goods and holds the necessary licences, equipment and training to provide such services. While not a major part of its business, ATS Andlauer does from time to time transport sensitive materials for its pharmaceutical and health care customers.

Trademarks

ATS Andlauer has three registered and two pending trademarks for use in Canada, including the "ATS" logo. These trademarks will be acquired by the Partnership on completion of the Acquisition.

SUMMARY OF DISTRIBUTABLE CASH OF THE FUND

Management has prepared the following summary of distributable cash of the Fund on the basis of the financial and other information contained in this prospectus and Management's estimate of the amount of expenses that would have been incurred by the Partnership and the Fund had the Fund been in existence for the 12 months ended April 30, 2005. The analysis has been prepared on the basis that the Offering and the transactions described under "Funding, Acquisition and Related Transactions" have been completed at the beginning of such 12 month period.

Management believes that, upon completion of the Offering, the Fund and its subsidiaries will incur maintenance capital expenditures, additional general administrative costs and interest expense that will differ from those contained in the historical financial statements of the Business that are included elsewhere in this prospectus. See "Business of ATS Andlauer — Capital Expenditures" and "New Credit Facilities". Although Management does not have firm commitments for all of the aforementioned items and, accordingly, the complete financial effects of all of those items are not objectively determinable, Management believes that the following represents a reasonable estimate of the distributable cash of the Fund that would have been available for distribution for the 12 months ended April 30, 2005 on a pro forma basis had the Fund been in existence during such time and had the transactions described under "Funding, Acquisition and Related Transactions" taken place at the beginning of such period. **This analysis is not a forecast or a projection of future results. The actual results of operations of the Fund for any period, whether before or after the Closing, will vary from the amounts set forth in the following analysis and such variation may be material.** Additionally, Management believes the operations of the Partnership are subject to risks, and in reviewing the following summary of distributable cash, investors should review and consider the risks described under the heading "Risk Factors".

	12 Months Ended April 30, 2005[1] (unaudited) ($ thousands except per unit data)
Adjusted EBITDA[2]	14,301
Management believes the following items should decrease the amount of distributable cash available for distribution by the Fund:	
Maintenance capital expenditures[3]	(500)
Additional general and administrative expenses[4]	(700)
Interest expense on New Credit Facilities[5]	(490)
Distributable cash available for distribution[6]	12,611
Distributable cash holdback (10% of distributable cash available for distribution)[6][7]	(1,261)
Distributable cash[6]	11,350
Distributable cash per Unit[8]	●

Notes:

(1) Certain financial information has been derived from the historical financial statements of the Business contained elsewhere in this prospectus. See also "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Selected Historical Financial and Operating Information".

(2) Adjusted EBITDA represents EBITDA adjusted for certain non-recurring items that Management believes facilitates the comparability of historical periods. EBITDA and Adjusted EBITDA are not measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Reconciliation of Net Income to EBITDA and Adjusted EBITDA".

(3) Maintenance capital expenditures have been estimated by Management based on historical expenditure levels. See "Business of ATS Andlauer — Capital Expenditures".

(4) Management estimates that, subsequent to the Offering, the Fund and the Partnership will incur additional general and administrative costs on an ongoing basis in connection with ongoing public disclosure requirements, investor relations, trustee and director fees and other related matters.

(5) Represents estimated interest expense on the New Credit Facilities, assuming an average of $10.5 million had been outstanding over the twelve-month period at an assumed interest rate of 4.7%. See "New Credit Facilities".

(6) Distributable cash is a measure that is not recognized by GAAP and does not have a standardized meaning prescribed by GAAP. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash".

(7) Management initially intends to reserve approximately 10% of distributable cash available for distribution based on its assessment of a prudent payout ratio for the Fund at this time and its assessment of opportunities to, among other things, invest in future growth initiatives intended to enhance value to Unitholders.

(8) Based on ● Units outstanding on a fully diluted basis upon Closing, assuming the exchange for Units of all outstanding Exchangeable LP Units.

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

Since the Fund will distribute substantially all of its cash on an ongoing basis, Management believes that EBITDA and Adjusted EBITDA are important measures in evaluating the performance of the Fund and in determining whether to invest in the Units. However, EBITDA and Adjusted EBITDA are not recognized earnings measures under GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as indicators of the Partnership's performance or as an alternative to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Partnership defines and has computed EBITDA and Adjusted EBITDA as described under "Definition of EBITDA, Adjusted EBITDA and Distributable Cash". The following table reconciles EBITDA and Adjusted EBITDA to net income, based on the audited and unaudited historical financial statements of the Business for the periods indicated.

	Six Months Ended,		12 Months Ended April 30, 2005[1]	Year Ended October 31,		
	April 30, 2005	April 30, 2004		2004	2003	2002
			(in thousands of dollars)			
Net Income	5,137	4,035	8,249	7,147	7,654	6,914
Adjustments to net income						
Income taxes	2,790	2,270	4,530	4,010	4,440	4,410
Depreciation and amortization	263	283	573	593	865	756
EBITDA[4]	8,190	6,588	13,352	11,750	12,959	12,080
Adjustments to EBITDA						
Management salaries and fees[2]	401	203	681	483	541	51
Non-recurring items[3]	—	—	268	268	(136)	—
Adjusted EBITDA[4]	8,591	6,791	14,301	12,501	13,364	12,131

Notes:

(1) The amounts for the 12 months ended April 30, 2005 have been derived from the audited financial statements of the Business for the year ended October 31, 2004 and the unaudited financial statements of the Business for the six month periods ended April 30, 2005 and April 30, 2004 included in this table and elsewhere in this prospectus. The results of operations for this period are not necessarily indicative of the results of operations to be expected in any given fiscal year.

(2) Represents net adjustments for management salaries and fees that will terminate on Closing and that are not typical of a public issuer.

(3) Represents non-recurring costs associated with miscellaneous one-time events including a reversal of an accrual for a legal claim, and lost revenue associated with system down time.

(4) See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash". EBITDA is historical net income before provision for interest, income taxes and amortization. Adjusted EBITDA is EBITDA adjusted to remove non-recurring items, which for the above periods consisted of only of those items referred to in notes (2) and (3) above. EBITDA and Adjusted EBITDA are not recognized measures under GAAP and do not have standardized meanings prescribed by GAAP. EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of the financial condition and results of operations of the Business should be read in conjunction with the financial statements and related notes of the Business included elsewhere in this prospectus. See "General Disclosure Matters" for additional information regarding the presentation of the historical financial information and statements of the Business. This management's discussion and analysis relates to the financial statements of the Business as at and for the six months ending April 30, 2005, as at and for the years ended October 31, 2004 and October 31, 2003 and for the year ended October 31, 2002. The financial statements of the Business are prepared in accordance with Canadian generally accepted accounting principles.

This discussion contains certain forward looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See "Forward Looking Statements" for a discussion of the risks, uncertainty and assumptions relating to those statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". This discussion also refers to certain non-GAAP measures to assist in assessing the Business's financial performance. Non-GAAP measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash".

Basis of Presentation

ATS Andlauer provides domestic services, including trucking, courier, air freight forwarding and value added services, through the Business, and provides cross-border services through Concord, a wholly-owned subsidiary. The Business to be acquired by the Partnership will not include the operations of Concord. The historical financial information in this management's discussion and analysis and the audited financial statements of the Business included elsewhere in this prospectus reflect only the financial position, operations and cash flow and the results of the Canadian transportation solutions business of the Vendor.

Commencing in April 2004, the domestic operations of Concord were integrated into those of ATS Andlauer and the domestic customers of Concord were migrated to ATS Andlauer. The financial impact of this integration is reflected in the operating results of the Business, and in the following management's discussion and analysis. Historically, domestic freight movement relating to Concord cross-border shipments have been accounted for on a cost recovery basis and are included in the revenue and cost of sales of the Business. The commercial arrangements between ATS Andlauer and Concord will reflect a market rate on completion of the Acquisition.

Overview

The Business is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. Founded in 1991 by Michael Andlauer, ATS Andlauer has grown to operate facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

Selected Historical Financial and Operating Information

The following selected historical financial and operating information has been derived from the financial statements of the Business set out elsewhere in this prospectus. This information should be read in conjunction with the financial statements of the Business as at and for the six month period ended April 30, 2005, as at and for the years

ended October 31, 2004 and October 31, 2003 and for the year ended October 31, 2002, together with the notes thereto, included elsewhere in this prospectus.

	Six Months Ended April 30,		Years Ended October 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited) ($ thousands unless otherwise noted)			
Earnings (loss) Statement Highlights					
Revenue	81,688	59,426	127,871	104,679	93,962
Gross margin[1]	29,188	23,364	47,035	41,658	39,023
Gross margin percentage	35.7%	39.3%	36.8%	39.8%	41.5%
Net income	5,137	4,035	7,147	7,654	6,914
EBITDA[2]	8,190	6,588	11,750	12,959	12,080
Adjusted EBITDA[3]	8,591	6,791	12,501	13,364	12,131

Balance Sheet Highlights

	As at April 30,	As at October 31,	
	2005	2004	2003
	(unaudited) ($ thousands)		
Total assets	28,123	26,027	24,604
Long-term liabilities	—	—	—

Notes:

(1) Gross margin is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by Management as it reflects the ability of the Business to generate earnings necessary to fund overhead costs, capital investment and distributions. *Gross margin has been calculated as follows:*

	Six Months Ended April 30		Years ended October 31,		
	2005	2004	2004	2003	2002
	($ thousands unless otherwise noted)				
Revenue	81,688	59,426	127,871	104,679	93,962
Cost of sales	52,500	36,062	80,836	63,021	54,939
Gross margin	29,188	23,364	47,035	41,658	39,023
Gross margin (percentage) = Gross margin / Revenue	35.7%	39.3%	36.8%	39.8%	41.5%

(2) EBITDA is a non-GAAP measure that Management considers a key measure as an indicator of the ability of the Business to meet its capital and financing commitments. EBITDA is not a recognized measure under GAAP and does not have a standardized meaning under GAAP. EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Reconciliation of Net Income to EBITDA and Adjusted EBITDA". EBITDA has been calculated as follows:

	Six Months Ended April 30		Years ended October 31,		
	2005	2004	2004	2003	2002
	($ thousands)				
Net Income	5,137	4,035	7,147	7,654	6,914
Plus: Income Taxes	2,790	2,270	4,010	4,440	4,410
Plus: Depreciation and Amortization	263	283	593	865	756
EBITDA	8,190	6,588	11,750	12,959	12,080

(3) Adjusted EBITDA represents EBITDA adjusted for certain items that Management believes facilitate the comparability of historical periods. EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definitions of EBITDA, Adjusted EBITDA and Distributable Cash" and "Reconciliation of Net Income to EBITDA and Adjusted EBITDA".

Revenue

Revenue is generated from the provision of trucking, courier, air freight forwarding and value added services to customers. Customers pay fees to ATS Andlauer to transport goods from one destination to another over a fixed time period. Fees are determined and collected based on the weight and size of the shipment, the mode or modes of

transportation used, and the provision of incremental value added services such as temperature management, appointment deliveries, and returns management services. ATS Andlauer generally categorizes revenue as either ground or air, depending on the primary mode of transport, and recognizes revenue for the services it provides upon receipt of the shipment from the customer. The Company also generates revenue from fuel surcharges through which fuel price increases are passed through to its customers.

Costs and Expenses

The Business incurs the following costs associated with the delivery of its services to its customers:

- Linehaul — includes ground and air freight transfers between ATS Andlauer facilities. The Company uses a combination of third party carriers, owner-operators and Company drivers to facilitate the movement of freight, keeping its costs variable.
- Pickup and delivery — relates to the pickup and subsequent delivery of customer freight. ATS Andlauer extensively uses the services of owner-operators who own the equipment used to deliver the freight. In addition, employee drivers are used for some city work using equipment leased by ATS Andlauer. The Company is able to add additional rental units or use third party carriers when necessary.
- Handling costs — relates to dock labour at the various terminals to handle freight. By using contract labour, ATS Andlauer is able to maintain a cost variable with revenue and allows for additional labour staffing during peak periods.

In addition, ATS Andlauer incurs the following costs:

- Administrative expenses, which include executive salaries, information technology, human resources, accounting and training expenses.
- Terminal expenses, which include salaries, employee benefits, utilities, building rent, maintenance and equipment expenses.
- Selling expenses, which include sales salaries, commissions and travel expenses.

Key Factors Affecting the Business

The Business is subject to numerous risks and uncertainties outside of Management's control. In addition to the factors discussed below, see "Risk Factors" for a discussion of risk factors affecting the Business.

General economic conditions — The Business has a general correlation with the strength (or weakness) of the Canadian economy. The wide range of products transported and the geographic dispersal of the operations of the Business across Canada, provide it with a degree of diversification such that it is not dependent upon any particular industry, customer or geographic region for the Business.

Fuel prices — Changes in fuel prices are mitigated by fuel price adjustment clauses in almost all of the customer contracts of the Business; however, in some circumstances, recovery of additional fuel costs is subject to negotiation with customers and there is usually a time lag between incurrence of the increased costs and actual recovery.

Weather — Weather can have an impact on the profitability of the Business. Harsh winter weather conditions can impede the movement of freight and increase operating costs.

Results of Operations

Six months ended April 30, 2005 compared to six months ended April 30, 2004

Revenue for the six months ended April 30, 2005 was $81.7 million, an increase of 37.5% over $59.4 million earned in the same period in 2004. Organic growth of the existing customer base represented 50% of the total increase, fuel surcharges accounted for a further 15.7% and new domestic business transferred to the Business following the acquisition of Concord accounted for 7.2%. New account generation accounted for the rest of the increase, of which Concord, as a new customer, contributed 6.1%.

Cost of sales increased from $36.1 million, or 60.7% of revenue, for the period ending April 30, 2004 to $52.5 million, or 64.3% of revenue, for the period ending April 30, 2005. Linehaul and pickup and delivery costs increased by approximately 3.0% of revenue, with fuel costs representing approximately two-thirds of the increase. Increased fuel prices resulted in higher fuel surcharges being charged by suppliers increasing linehaul and pickup and

delivery costs. Incremental fuel surcharges were recovered by passing this additional cost on to customers through fuel surcharges.

Handling costs in this period increased by about 0.8% of revenue based on wage rate increases of 2% to 3% and inefficiencies arising from operating two warehouses in each of Calgary, Edmonton, Toronto and Vancouver. The operations in Toronto, Edmonton and Calgary have since been consolidated and the Vancouver operations will move into a single facility in 2006.

Gross margin decreased from 39.3% for the six months ended April 30, 2004 to 35.7% for the same period in 2005. The decrease in gross margin was largely attributable to the increased fuel surcharges, the investment in temperature controlled equipment, a 2% to 3% rate increase in direct wage costs for drivers and dock handling staff, and work performed for Concord on a cost recovery basis.

Administrative expenses increased from $4.3 million for the six months ended April 30, 2004 to $4.7 million in the same period in 2005. The overall increase in administrative expenses for the period was primarily attributable to the addition of the safety and compliance department), the expansion of temperature management services, and an increase in information technology and human resources staff to sustain the increase in revenue. As a percentage of revenue, administrative expenses declined by 1.4%.

Terminal expenses increased from $10.6 million for the six months ended April 30, 2004 to $14.1 million in the same period in 2005. Of this amount, the increase in wages was $1.2 million reflecting a 3% general wage increase and the addition of four operational managers to support revenue growth. Rent increased by $0.6 million during this period, due to the addition of warehouse and parking facilities in Toronto, additional warehouses in Vancouver and Windsor, and the move to a new facility in Montreal. Terminal expenses as a percentage of revenue declined by 0.6%.

Sales and marketing expenses increased from $2.2 million for the six months ended April 30, 2004 to $2.5 million for the same period in 2005. Sales commissions during this period increased by $0.5 million as a result of increased revenue. Selling costs as a percentage of revenue declined by 0.6%.

Adjusted EBITDA was $8.6 million for the six months ended April 30, 2005, up from $6.8 million in the same period in 2004, representing growth of 26.5%. The increase was mainly the result of the growth in revenue and the fixed costs coverage, which more than offset the decline in gross margin resulting from increases in fuel prices and the additional costs related to the investment in temperature controlled services. As a percentage of revenue, Adjusted EBITDA was 10.5% for the six months ended April 30, 2005, compared to 11.4% in the same period in 2004.

Adjusted EBITDA for these periods is calculated as follows:

	April 30	
	2005	2004
	($ thousands)	
Net Income	$5,137	$4,035
Add:		
Depreciation and amortization	263	283
Income taxes	2,790	2,270
Executive compensation and management fees	401	203
Adjusted EBITDA	$8,591	$6,791

Amortization expenses remained stable over the six months ended April 30, 2005 and 2004 at approximately $0.3 million.

Income tax expense was recorded at an effective rate of 35.2% for the six months ended April 30, 2005 and 36.0% for the same period in 2004, representing a reduction in the applicable federal tax rate.

Net income for the period ending April 30, 2005 was $5.1 million, or 6.3% of revenue, compared to $4.0 million, or 6.8% of revenue, for the same period in 2004. The decrease, as a percentage of revenue, was driven mainly by higher fuel costs not immediately recovered from customers.

Year ended October 31, 2004 compared to year ended October 31, 2003.

Revenue for the year ended October 31, 2004 was $127.9 million, an increase of 22.2% over $104.7 million in 2003. The majority of the increase was due to organic growth of the existing customer base (28.0%) and the

contribution of revenue from Concord's domestic business that was transferred to ATS Andlauer during the period (29.3%). The balance was from new account generation resulting from an increased sales force.

Cost of sales increased from $63.0 million, or 60.2% of revenue, in 2003 to $80.8 million, or 63.2% of revenue, in 2004. An increase in linehaul costs represents 2.9% of this variance as a percentage of revenue. Some of the costs related to fuel surcharges were recovered by passing this additional cost on to customers. The impact of fuel costs on linehaul was approximately 0.5%, plus the cost attributable to customers who had fixed fuel surcharge rates, as well as the timing differences with regard to fuel surcharge changes. ATS Andlauer has since adopted a floating surcharge that is monitored and revised weekly and has eliminated fixed fuel surcharge rates to customers.

Pickup and delivery costs declined by 0.5% as a percentage of revenue as a result of the change in the mix of freight services offered. Concord's domestic business included mainly LTL services and had little impact on these costs as a percentage of the increased revenue.

Handling costs during the year increased by 0.4% as a percentage of revenue, mainly because of a general 3.2% rate increase for dock labour due to changing market conditions.

Administrative expenses increased from $7.7 million for 2003 to $8.7 million in 2004. New positions created, including a Chief Executive Officer, two human resources support positions, and three information technology positions, all required for infrastructure to support growth, added $0.9 million to the administrative expenses in the year. Overall, administrative costs as a percentage of revenue declined from 7.4% to 6.8%.

Terminal expenses increased from $18.6 million for 2003 to $22.4 million in 2004. ATS Andlauer assumed Concord's facility leases in Vancouver, Winnipeg and Calgary, and acquired additional warehouse and parking space in Toronto. The addition of these facilities increased rents by $1.2 million and other related terminal cost such as maintenance and utilities expenses by $0.8 million. Employee costs increased by $1.3 million as a result of wage increases and the addition of new staff required to operate the increased revenue base. As a percentage of revenue, terminal costs declined from 17.8% in 2003 to 17.5% in 2004, reflecting marginal efficiencies.

Selling expenses increased from $3.2 million for 2003 to $4.8 million for 2004. As a percentage of revenue, selling expenses increased from 3.1% to 3.7%. The addition of sales staff increased sales salaries by $0.3 million. Commissions increased by $0.1 million and rebates on revenue increased by $0.9 million as a result of rebates being paid on certain new accounts.

For the year ended October 31, 2004, Adjusted EBITDA was $12.5 million, down from $13.4 million for the same period in 2003, representing a decrease of 6.5%. Adjusted EBITDA as a percentage of revenue declined from 12.8% in 2003 to 9.8% in 2004. This was mainly due to the 3% decrease in gross margin.

Adjusted EBITDA for these periods is calculated as follows:

	October 31	
	2004	2003
	($ thousands)	
Net income	$ 7,147	$ 7,654
Add:		
Depreciation and amortization	593	865
Income taxes	4,010	4,440
Executive compensation and management fees	483	541
Other	268	(136)
Adjusted EBITDA	$12,501	$13,364

Amortization expenses decreased from $0.9 million for 2003 to $0.6 million for the same period in 2004 due to certain leaseholds becoming fully amortized in the period.

Income tax expense was recorded at an effective rate of 35.9% for 2004 and 36.7% for the same period in 2003 as a result of lower statutory rates.

Net income for the year ended October 31, 2004 was $7.1 million, or 5.6% of revenue, compared to $7.7 million, or 7.3% of revenue, for the same period in 2003. The decrease was driven by the now discontinued practice of collecting fixed fuel surcharges from customers while fuel costs were increasing rapidly. Fuel charges are now collected on a floating basis, to better match fluctuations in fuel costs.

Year ended October 31, 2003 compared to year ended October 31, 2002.

Revenue for the year ended October 31, 2003 was $104.7 million, an increase of 11.4% over the $94.0 million earned in 2002. Of this growth, 34.4% resulted from increased demand from existing customers with the balance resulting from new business acquired by adding new sales staff during the year.

Cost of sales increased from $55.4 million, or 58.5% of revenue, in 2002 to $63.0 million, or 60.2% of revenue, in 2003, partly as a result of higher fuel prices, which increased by 0.9% of revenue. In addition, owner-operator costs increased as a result of a 10% increase in their base rate. General rate increases in labour costs ranged from 2.3% to 3.1% during the year. This resulted in gross margins decreasing from 41.5% of revenue in 2002 to 39.8% in 2003.

Administrative expenses increased marginally from $7.5 million in 2002 to $7.7 million in 2003. This was due partly to the addition of a training manager and additional staff required for the testing and implementation of the Company's new ATLAS shipping and tracking software. Administrative costs as a percentage of revenue declined from 8.0% in 2002 to 7.4% in 2003.

Terminal expenses increased from $17.6 million in 2002 to $18.6 million in 2003 due to higher employee costs that resulted from wage rate increases ranging from 2.3% to 3.1%. Rent increased $0.1 million as a result of additional trailer parking facilities. As a percentage of revenue, terminal costs decreased from 18.8% to 17.8%.

Selling expenses increased from $2.6 million in 2002 to $3.2 million in 2003 reflecting increases in commissions and rebates of $0.2 million, based on higher revenue. Sales staff was also added during the year, increasing costs by $0.2 million. As a percentage of revenue, selling costs increased from 2.8% to 3.1%.

For the 12 months ended October 31, 2003, Adjusted EBITDA increased by 10.2% to $13.4 million from $12.1 million for 2002 reflecting marginal efficiencies due to business growth. As a percentage of revenue, Adjusted EBITDA decreased from 12.9% to 12.8%.

Adjusted EBITDA for these periods is calculated as follows:

	October 31	
	2003	2002
	($ thousands)	
Net income	$ 7,654	$ 6,914
Add:		
Depreciation and amortization	865	756
Income taxes	4,440	4,410
Executive compensation and management fees	541	51
Other	(136)	—
Adjusted EBITDA	$13,364	$12,131

Amortization expenses remained stable year over year at approximately $0.8 million.

Income tax expense was recorded at an effective rate of 36.7% for 2003 and 38.9% for 2002 due to lower statutory tax rates.

Net income for the year ended October 31, 2003 was $7.7 million, or 7.3% of revenue, compared to $6.9 million, or 7.4% of revenue, for the same period in 2002. The increase was driven by the increase in revenue combined with management efforts to control fixed costs.

Liquidity and Capital Resources

ATS Andlauer has historically utilized cash from operations to maintain existing capacity and fund growth and, with the exception of certain equipment leasing arrangements, is not currently drawing upon available third party credit facilities. The Partnership will initially have two principal sources of liquidity: (i) cash provided by operations and (ii) amounts available under the New Credit Facilities. Management believes that these sources will be sufficient to meet its working capital and currently anticipated capital expenditure requirements.

The following table provides an overview of cash flows for the periods indicated:

	Six Months Ended April 30		Years ended October 31,		
	2005	2004	2004	2003	2002
			($ thousands)		
Net inflow (outflow) of cash related to:					
Operations	740	6,434	10,839	1,567	7,007
Investing	(1,658)	(7,473)	(11,406)	64	(7,888)
Increase (decrease) in cash resources	(918)	(1,039)	(567)	1,631	(881)

Cash from Operations

Cash from operations increased by 54.7% from $7.0 million in 2002 to $10.8 million in 2004. Operating income contributed $7.7 million in 2004 and non-cash working capital changes contributed $3.1 million, primarily due to an increase in accounts payable and accrued liabilities.

Cash from Investing Activities

Cash used for investing activities in each of the years 2004, 2003 and 2002 was largely a result of the transfer of equity between the operating and non-operating divisions (segments) of the Business. As ATS Andlauer leases a majority of its transportation assets, capital expenditures incurred primarily reflect buyouts at the end of operating leases.

Capital Requirements

Capital expenditures of the Business are generally divided into two categories: (i) maintenance capital expenditures, which primarily consist of maintenance and refurbishment of existing facilities and trucks, and (ii) growth capital expenditures undertaken to promote business expansion, which primarily consist of acquisitions and terminal development.

Growth capital expenditures during the 2004, 2003 and 2002 fiscal years were $0.1 million, $0.2 million, and $0.3 million, respectively. Maintenance capital expenditures totalled $0.4 million, $0.5 million, and $0.6 million, respectively, over the same fiscal periods. The modest levels of maintenance and growth capital spent in each of the three fiscal years is a direct result of the strategic business decision to lease rather than own equipment and facilities. In the case of equipment, much of the maintenance costs are the responsibility of the lessor.

ATS Andlauer currently plans to spend approximately $0.4 million in capital expenditures in fiscal 2005, of which $0.2 million is characterized as maintenance capital. In addition, Management anticipates spending approximately $0.8 million in capital expenditures in fiscal 2006 which will include $0.4 million of maintenance capital. In both years, these expenditures will be funded by cash flow from operations.

Financing

The Business has a revolving demand facility of $4.0 million with a Canadian chartered bank that is not currently drawn. The borrowing base for the revolving credit facility is equal to 75% of trade receivables less than 90 days and is secured by a general security agreement covering all of ATS Andlauer's assets. The Partnership has obtained a commitment with ● for the New Credit Facilities in the amount of $ ● million. The New Credit Facilities will collateralize substantially all of the Partnership's assets, including accounts receivable. Upon Closing, it is anticipated that approximately $ ● will be drawn under the New Credit Facilities. The New Credit Facilities will contain provisions restricting distributions or payment of interest by the Partnership in the event of a default. See "New Credit Facilities".

Summary of Contractual Obligations

As at April 30, 2005, the Business did not have any off-balance sheet arrangements other than those disclosed below:

	Payments						
	Total	2005	2006	2007	2008	2009	Thereafter
				($ thousands)			
Premise leases[1][2]	$60,991	$ 8,711	$8,170	$7,244	$6,539	$5,880	24,447
Equipment leases[1][3]	4,751	1,474	1,115	541	418	352	851
Total[4]	$65,742	$10,185	$9,285	$7,785	$6,957	$6,232	25,298

Notes:

(1) Payments for operating leases are deducted from cash flow from operating activities.

(2) Premise leases include minimum lease payment obligations associated with leases for office and terminal space.

(3) Equipment leases include minimum lease payment obligations associated with leases for trucks and trailers required for the transportation of freight.

(4) Purchase arrangements made in the ordinary course of business have been excluded as they are discretionary.

Transactions with Related Parties

During each of the six month periods ending April 30, 2005 and April 30, 2004, and each of the three years ended October 31, 2004, 2003 and 2002, ATS Andlauer entered into the following transactions with related parties, which were accounted for at their exchange amount:

	Six Months Ended April 30		Years ended October 31,		
	2005	2004	2004	2003	2002
			($ thousands)		
Paid transportation costs to Concord	$ 571	$ 117	$3,783	$ —	$ —
Received transportation revenue from Concord	1,564	—	1,106	—	—
Paid management fees to AMG	250	250	500	1,058	789
Paid for labour from Ready Staffing Solutions Inc.	3,914	2,453	5,388	3,970	2,984
Paid lease payments to 9143-5271 Quebec Inc.	150	—	—	—	—
Paid rent for use of equipment from Andlauer Leasing Inc.	392	511	986	1,199	1,159
Received transportation revenue from Associated Logistics Solutions Inc.	307	909	2,610	2,945	2,895
Received transportation revenue from Logisti-Solve Inc.	5,590	5,891	11,982	10,548	10,165
Paid rent to Andlauer Properties Inc.	36	36	72	104	285
Paid rent to AMG	—	—	—	130	740
Paid rent to Logisti-Solve Inc.	—	—	—	—	202

Note:

(1) Michael Andlauer or his spouse directly or indirectly controls all of these companies. See "Interests of Management and Others in Material Transactions" for additional information with respect to these transactions.

Commencing in April 2004, the domestic operations of Concord were integrated into those of ATS Andlauer and the domestic customers of Concord were migrated to ATS Andlauer. Revenue of $5.7 million was reported by the Business from April 1, 2004 through October 31, 2004 relating to these customers. The integration of the domestic operations and the migration of the domestic customers of Concord was completed effective November 1, 2004.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at

the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The more significant accounting estimates are as follows:

Accounts receivable valuation

ATS Andlauer records a valuation allowance covering its accounts receivable. The allowance is composed of both a provision for revenue adjustments as well as potential future bad debts. Revenue adjustments represent revisions to rates previously invoiced to customers. The provision for revenue adjustments is established by Management based on both actual adjustments and a formula based on past rate adjustment experience as a percentage of gross revenue. ATS Andlauer also performs ongoing credit evaluations of its customers' financial condition with the objective of assessing the likelihood that accounts receivable may not be collectible from customers due to credit risk. Potential credit risk can arise through industry conditions but it is Management's opinion that the risk is low. ATS Andlauer had recorded a valuation allowance of $0.6 million at April 30, 2005 (which is the same allowance recorded as of April 30, 2004).

Capital assets and amortization

Capital assets are recorded at acquisition cost. Amortization is provided as follows:

Computer equipment	30% declining balance
Furniture	20% declining balance
Leasehold improvements	term of the lease
Pickup and delivery equipment	20% declining balance

Financial Instruments

The Business' financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities and are shown at fair value. It is Management's opinion that the Business is not exposed to significant interest rate or currency risks.

Financial instruments that potentially subject the Business to concentrations of credit risk consist principally of accounts receivable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Accounts receivable valuation".

Outlook

Management believes that, following the Closing and the completion of the Acquisition, the funds available under the New Credit Facilities and cash flow from operations will be sufficient to meet its currently anticipated ongoing requirements for capital expenditures, working capital and distributions at existing business levels. The future needs of the Partnership may change and in such an event the Partnership's ability to satisfy its obligations will be dependent upon future financial performance, which in turn will be subject to financial and other factors, including elements beyond the Partnership's control. See "Risk Factors". The Partnership expects to continue to achieve organic growth with the existing customer base and obtain new customers, especially in the healthcare industry, due to its ability to offer temperature management services.

STRUCTURE OF THE FUND

The following chart illustrates the structure of the Fund after giving effect to the Offering and the indirect investment by the Fund in the Partnership. See "Retained Interest and Exchange Rights", "Funding, Acquisition and Related Transactions" and "Use of Proceeds".


Public Unitholders
100% (Units)
ATS Andlauer Income Fund (the "Fund")
100% (ATSOT Units)
ATS Andlauer Operating Trust ("ATSOT")
100% (GP Common Shares)
Vendor(3)
80.1%(1)
ATS Andlauer Transportation Services GP Inc. (the "GP")
19.9%(2)
100% (GP Units)
ATS Andlauer Transportation Services Limited Partnership (the "Partnership")

Notes:

(1) Ordinary LP Units, representing 80.1% of the LP Units.

(2) Exchangeable LP Units representing 19.9% of the LP Units. Each Exchangeable LP Unit will be exchangeable into one Unit, subject to customary anti-dilution adjustments. The holders of Exchangeable LP Units will also be issued one Special Voting Unit for each Exchangeable LP Unit held. The Special Voting Units will entitle the holders of Exchangeable LP Units to such number of votes at meetings of Voting Unitholders as is equal to the number of Units into which the related Exchangeable LP Units are then exchangeable. See "Retained Interest and Exchange Rights" and "Description of the Fund — Units and Special Voting Units".

(3) The Vendor is owned by the Existing Shareholders.

TRUSTEES, DIRECTORS AND MANAGEMENT

Trustees of the Fund

The initial Trustee of the Fund is Michael Andlauer. Prior to Closing, four additional trustees will be appointed. The Trustees will also serve as the trustees of ATSOT and as directors of the GP. All of the Trustees will be "independent" within the meaning of National Instrument 58-101 of the Canadian Securities Administrators, other than Mr. Andlauer who is the President and Chief Executive Officer of the GP. An independent Trustee will be the Chairman of the Trustees and of the board of directors of the GP.

The profiles of each of these individuals are set out under "Biographies of Trustees, Directors and Officers" below. The term of office for each of the Trustees will expire at the time of the first annual meeting of Unitholders in 2006. See "Description of the Fund — Trustees" and "Description of ATSOT — Trustees of ATSOT".

The following table sets out the names, municipalities of residence, positions with the Fund and the GP and principal occupations of the Trustees and the directors and senior officers of the GP.

Name and Municipality of Residence	Positions	Principal Occupation
MICHAEL ANDLAUER[1] Milton, Ontario	Trustee, Director, President and Chief Executive Officer	President and Chief Executive Officer of the GP
C. ROBERT BROGAN Aurora, Ontario	Senior Executive Vice-President	Senior Executive Vice-President of the GP
BRIAN MASCARENHAS Mississauga, Ontario	Vice-President, Finance and Chief Financial Officer	Vice President, Finance Chief Financial Officer of the GP
MICHEL LUNARDI Ste. Anne des Lacs, Quebec	Vice-President, Eastern Operations and Sales	Vice-President, Eastern Operations and Sales
TERRY JESSUP Mississauga, Ontario	Senior Vice-President, Ontario Operations and Sales	Senior Vice President, Ontario Operations and Sales
MARCUS PRYCE-JONES Calgary, Alberta	Vice-President, Western Operations and Sales	Vice-President, Western Operations and Sales

Notes:

(1) Trustee of the Fund and ATSOT.

(2) As at the Closing Date, the Trustees and the directors and senior officers of the GP will own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of ● Units, representing approximately ●% of the outstanding Units. In addition, ● Exchangeable LP Units representing a 19.9% interest in the Fund on a fully-diluted basis will be held by the Vendor, a corporation owned as to 70% by AMG, a company controlled by Michael Andlauer. See also "Principal Unitholder".

Under the terms of the Declaration of Trust, the Vendor Group will have the right to elect one trustee so long as the Vendor Group holds, directly or indirectly, Units or LP Units representing (on a diluted basis) not less than 10% of the outstanding Units. The remaining Trustees are to be selected by Voting Unitholders. The same individuals are to be Trustees, trustees of ATSOT and directors of the GP. Under the terms of the Declaration of Trust, the Trustees are required to elect the Trustees as the trustees of ATSOT and under the terms of the ATSOT Declaration of Trust, the trustees of ATSOT are required to elect the trustees of ATSOT as directors of the GP. See "Description of the Fund — Trustees".

Biographies of Trustees, Directors and Officers

The following are brief profiles of the Trustees and the directors and executive officers of the GP:

Michael Andlauer, Trustee, Director, President and Chief Executive Officer

Mr. Andlauer has 18 years of experience in the Canadian transportation industry. He founded ATS Andlauer in 1991 and has served as its Chief Executive Officer since that time. He founded Associated Logistics Solutions Inc., a third party logistics provider, in 1995, Logisti-Solve Inc., a third party logistics provider, in 2000, and he co-founded Spectrum Supply Chain Solutions Inc., a warehousing and supply chain management company, in 2002. Mr. Andlauer also serves as the President and Chief Executive Officer of AMG, a company he founded in 1994 to manage and operate related logistics and transportation companies (including ATS Andlauer) operating throughout North America. Mr. Andlauer is also the majority owner of the American Hockey League's Hamilton Bulldogs.

C. Robert Brogan, Senior Executive Vice-President

Mr. Brogan has 20 years of experience in the Canadian transportation industry. He joined ATS Andlauer in 2001 and has served as its President since that time. Prior to joining ATS Andlauer, Mr. Brogan was the President of Sameday Right-O-Way, a courier and air cargo company, since 1994. During his career in the transportation industry, Mr. Brogan has gained a broad range of experience by holding numerous positions of increasing responsibility at a number of companies operating in nearly every facet of the transportation industry, including the rail, courier, LTL and air freight transportation sectors.

Brian Mascarenhas, Vice-President, Finance and Chief Financial Officer

Mr. Mascarenhas has 14 years of experience in the Canadian transportation industry. He joined ATS Andlauer at its inception in 1991 and served as its controller until 2002, during which time he oversaw all financial aspects of its operations. In 2003, Mr. Mascarenhas assumed the role of Chief Financial Officer of AMG, a company that was founded to manage and operate related logistics and transportation companies (including ATS Andlauer). During his tenure as controller at ATS Andlauer and as Chief Financial Officer at AMG, Mr. Mascarenhas has also performed the Chief Financial Officer function for Associated Logistics Solutions Inc. (since 1995), Logisti-Solve Inc. (since 2000) and Spectrum Supply Chain Solutions Inc. (since 2002).

Michel Lunardi, Vice-President, Eastern Operations and Sales

Mr. Lunardi has 20 years of experience in the Canadian transportation industry. He joined ATS Andlauer at its inception in 1991 and has held a variety of managerial and operational positions of increasing responsibility. He has been the Vice-President, Eastern Operations and Sales of ATS Andlauer since 2002. Prior to joining ATS Andlauer, Mr. Lunardi held a number of positions of increasing responsibility with Day & Ross, an LTL company, until his departure in 1991.

Terry Jessup, Senior Vice-President, Ontario Operations and Sales

Mr. Jessup has 25 years of experience in the Canadian transportation industry. He joined ATS Andlauer at its inception in 1991 and has held a variety of managerial and operational positions of increasing responsibility. He has been a Senior Vice-President of ATS Andlauer since 1991. Prior to joining ATS Andlauer, Mr. Jessup held a number of positions of increasing responsibility with Thomas Nationwide Transportation Air Express, an air freight company, culminating in his appointment as Director of Operations, which he held until his departure in 1991.

Marcus Pryce-Jones, Vice-President, Western Operations and Sales

Mr. Pryce-Jones has 20 years of experience in the Canadian transportation industry. He joined ATS Andlauer in 1996 and has held a variety of managerial and operational positions of increasing responsibility. He has been the Vice-President, Western Operations and Sales of ATS Andlauer since 2003. Prior to joining ATS Andlauer, Mr. Pryce-Jones held a number of senior positions of increasing responsibility with Associated National Couriers, an international transportation franchise organization operating globally, culminating in his appointment as Vice-President, Operations which he held until his departure in 1996.

Governance of the Fund

The Trustees will be responsible for the governance of the Fund.

Audit Committee

The Trustees will establish an Audit Committee consisting of three Trustees, all of whom will be "independent" and "financially literate" for the purposes of the Canadian Securities Administrators' Multilateral Instrument 52-110 — *Audit Committees*. The Audit Committee will be responsible for or will assist the Trustees in fulfilling their responsibility for, among other things: (i) the oversight and supervision of the audit of financial statements of the Fund; (ii) the management of the relationship with the auditor of the Fund and meeting with the auditor as required in connection with the audit services provided by the auditor; (iii) the oversight and supervision of the accounting and financial reporting practices and procedures of the Fund; (iv) the oversight and supervision of the adequacy of the Fund's internal accounting controls and procedures; and (v) the oversight and supervision of the quality and integrity of the Fund's financial statements.

Compensation and Governance Committee

The Trustees will establish a Compensation and Governance Committee. The members of the Compensation and Governance Committee will be Trustees who are "independent" for the purposes of the Canadian Securities Administrators National Instrument 58-101 — *Disclosure of Corporate Governance Practices.* The Committee will be responsible for or will assist the Trustees in fulfilling their responsibility for, among other things, (a) reviewing annually the Chief Executive Officer's goals and objectives for the upcoming year and providing an appraisal of the Chief Executive Officer's performance; (b) making recommendations concerning the compensation of senior executive officers of the GP and the remuneration of the Trustees and board of directors of the GP; (c) developing the Fund's approach to corporate governance issues and compliance with applicable laws, regulations, rules, policies and orders with respect to such issues; (d) advising the Trustees in filling vacancies in the Trustees; and (e) periodically reviewing the composition and effectiveness of the Trustees and the contributions of individual Trustees. The Committee will also be responsible for adopting and periodically reviewing and updating the Fund's written disclosure policy.

Remuneration of Trustees and Directors

Initial compensation for Trustees and directors of the GP who are not officers or employees of any subsidiary of the Fund will be $25,000 per Trustee or director per year (without duplication) and $1,000 per Trustee or director of the GP for attending meetings of the Trustees or the board of directors of the GP, as the case may be, provided that no compensation will be paid to the nominees of the Vendor Group for serving as Trustees, trustees of ATSOT, directors of the GP or attending board or committee meetings. The chair of the Trustees and the chairs of each committee of the Trustees or (without duplication of fees) committee of the board of directors will receive an additional $5,000 per year in respect of the chair duties. The Fund and the GP will also reimburse Trustees and directors for out-of-pocket expenses for attending meetings. Trustees and directors will participate in the insurance and indemnification arrangements described below under "Insurance and Indemnification". See "Description of the Fund — Trustees". No directors' compensation will be paid to Trustees who are employees or members of Management. No additional compensation will be paid to Trustees for also serving as trustees of ATSOT.

Insurance and Indemnification

The GP will obtain or cause to be obtained a policy of insurance for the Trustees, the trustees of ATSOT and the directors and officers of the GP and its subsidiaries. The aggregate limit of liability applicable to all insured Trustees, trustees of ATSOT, directors and officers under the policy will be $15 million, inclusive of defence costs. The Fund, ATSOT, the Partnership and the GP will indemnify the Trustees, the trustees of ATSOT and the directors and officers of the GP against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to customary limitations.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No Trustee, director or officer of the GP or director or officer of the Vendor is, or has been, within the past ten years, a director or officer of any other issuer, that while that person was acting in that capacity (i) was subject to a cease trade or similar order or an order that denied that other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets, (iii) was subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (iv) was subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

EXECUTIVE COMPENSATION

Employment Agreements

It is anticipated that on Closing the GP will enter into employment agreements with the President and Chief Executive Officer, the Vice-President, Finance and Chief Financial Officer on terms and conditions subject to approval by the Compensation and Governance Committee and the board of directors of the GP. It is expected that the initial base salary payable to the members of Management as a group will be approximately $1.1 million to $1.2 million per

annum, and cash performance bonuses and other incentives as may be determined from time to time by the Compensation and Governance Committee and approved by the board of directors of the GP. Other terms and conditions of the agreements including the termination, severance and non-competition arrangements will be consistent with employment agreements for senior executives of comparable entities.

Long Term Incentive Plan

Key senior employees of the GP and the directors, officers and senior employees of its affiliates will be eligible to participate in the long-term incentive plan of the Partnership (the "**LTIP**"). The purpose of the LTIP is to provide eligible participants with compensation opportunities that will encourage ownership of Units, enhance the Partnership's ability to attract, retain and motivate key personnel, and reward key senior employees for significant performance and associated per Unit cash flow growth of the Fund. Pursuant to the LTIP, the Partnership will set aside a pool of funds based upon the amount by which the Fund's per Unit distributions exceed certain per Unit distributable cash threshold amounts. A third party trustee will then purchase Units in the market with such pool of funds and will hold such Units until such time as ownership vests to each participant. The Compensation and Governance Committee of the GP will administer the LTIP. The board of directors of the GP or the Compensation and Governance Committee will have the power to, among other things, (i) determine those individuals who will participate in the LTIP, (ii) determine the level of participation of each participant and (iii) determine the time or times when ownership of the Units will vest for each participant.

Initially, the LTIP will provide for awards that may be earned based on the amount by which distributable cash exceeds a base distribution threshold of $ ● per Unit per annum. The percentage amount of that excess which forms the LTIP incentive pool will be determined in accordance with the table below, subject to adjustment from time to time at the discretion of the board of directors of the GP:

Percentage by which Distributable Cash per Unit Exceeds Base Distribution Threshold	Proportion of Excess Distributable Cash Available for LTIP Payments(1)
5% or less	nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5% to 10%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5% to 10%, plus 20% of any excess over 10% to 20%, plus 25% of any excess over 20%

Note:

(1) Annualized for fiscal periods of less than 12 months.

The base distribution threshold will be subject to adjustment by the Compensation Committee from time to time.

The board of directors of the GP or the Compensation and Governance Committee may also in the future establish other incentive based compensation plans.

Indebtedness of Trustees, Directors and Executive Officers

None of the Trustees or any of the directors or executive officers of the GP, nor any associate of any such person is to the date hereof, indebted to the Fund or any of its subsidiaries. Additionally, neither the Fund nor any of its subsidiaries has provided any guarantee, support agreement, letter of credit or similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

Summary Compensation Table

The following table provides a summary of the compensation earned in respect of the Vendor's 2004 fiscal year by the Vendor's Chief Executive Officer and the other executive officers (the "**Named Executive Officers**") of the Vendor

who will serve as officers of the GP and whose salary and bonus in the 2004 fiscal year exceeded, in the aggregate, $150,000.

Name and Principal Position with the Vendor[3]	Fiscal Year Ended in	Salary ($)	Bonus ($)	Other Annual Compensation[2] ($)
MICHAEL ANDLAUER Chief Executive Officer	2004	400,000	—[1]	—
BOB BROGAN President	2004	200,000	—	—

Notes:

(1) Excludes a non-recurring management bonus paid to Mr. Andlauer in 2004 which has not been included in the financial statements of the Business contained in this prospectus and which is not typically paid as compensation by a reporting issuer.

(2) Perquisites and other personal benefits, securities or property received by each Named Executive Officer during the fiscal year ended in 2004 was, in the aggregate, less than $50,000 and 10% of the total of the annual salary and bonus of each Named Executive Officer for the financial year.

(3) The Vendor did not have a Chief Financial Officer during the fiscal year ended in 2004. AMG, a majority shareholder of the Vendor, provided management services to the Vendor that included the provision of services normally performed by a Chief Financial Officer. These functions were primarily performed by Brian Mascarenhas, the Chief Financial Officer of AMG and the Vice-President, Finance and Chief Financial Officer of the GP. AMG charged the Vendor an annual management fee in 2004, a portion of which related to the provision of services normally performed by a Chief Financial Officer.

The Vendor did not have any compensation plans involving stock options, stock appreciation rights or other forms of stock based compensation during the fiscal year ended in 2004.

FUNDING, ACQUISITION AND RELATED TRANSACTIONS

Prior to the Closing, each of ATSOT, the GP and the Partnership will be formed with minimal capital. ATSOT will be wholly owned by the Fund and will be a limited partner of the Partnership. The GP will be wholly owned by ATSOT.

In connection with the Closing, the following transactions will take place:

(a) The Fund will use the gross proceeds of the Offering of $ ● to capitalize ATSOT by subscribing for ATSOT Units.

(b) ATSOT will use the proceeds from the issuance of the ATSOT Units to subscribe for ● Ordinary LP Units for $ ● .

(c) The Partnership will use the proceeds of $ ● from the issuance of Ordinary LP Units and will draw down approximately $ ● million under the New Credit Facilities to (i) pay, reimburse or contribute towards transaction costs and pay the expenses of the Offering and the Underwriters' fees (such fees and expenses estimated to be $ ●), and (ii) to acquire the Purchased Assets from the Vendor on a partially tax deferred basis for the Vendor. As consideration for the acquisition of the Purchased Assets, the Partnership will pay to the Vendor $ ● in cash, subject to closing adjustments, and will issue to the Vendor ● Exchangeable LP Units.

(d) Immediately after the Offering, the Fund will hold (through its interest in ATSOT) all of the issued Ordinary LP Units, representing an 80.1% equity interest in the Partnership, and the Vendor will hold all of the issued Exchangeable LP Units, representing a 19.9% equity interest in the Partnership. The Fund (through its interest in ATSOT) will also hold all of the outstanding shares in the capital of the GP, the general partner of the Partnership.

USE OF PROCEEDS

The net proceeds from the issuance of the Units are estimated to be approximately $ ● after deducting the fees payable to the Underwriters and the expenses of Offering estimated at $ ● . The gross proceeds of $ ● from the issuance of the Units will be used by the Fund to indirectly acquire an 80.1% interest in the Partnership. See "Funding, Acquisition and Related Transactions" and "Plan of Distribution".

PRINCIPAL AGREEMENTS

Acquisition Agreement

The Partnership and the Vendor will enter into the Acquisition Agreement on or prior to Closing. This summary is qualified in its entirety by reference to the provisions of the Acquisition Agreement, which contains a complete description of the consideration, Purchased Assets and associated liabilities and the representations and warranties, indemnities and related limitations. See "Material Contracts".

Immediately following Closing, ATS Andlauer will complete the acquisition (the "**Acquisition**") of the Purchased Assets and the assumption of certain related liabilities pursuant to the terms and conditions of the Acquisition Agreement.

Consideration

The aggregate consideration payable by the Partnership to the Vendor for the Purchased Assets will consist of $ ● in cash and ● Exchangeable LP Units. The Partnership will also assume the accounts payable and certain liabilities relating to the Purchased Assets. The Exchangeable LP Units issued to the Vendor will represent 19.9% of the LP Units. See also, "Funding, Acquisition and Related Transactions". The Partnership will not assume any long-term debt or bank debt associated with the Purchased Assets. The consideration will be subject to customary closing adjustments.

The acquisition of the Purchased Assets by ATS Andlauer will be effected on a partially tax-deferred basis under the Tax Act. Accordingly, ATS Andlauer's cost for tax purposes of the Purchased Assets will be approximately $ ● , being the cash consideration paid to the Vendor pursuant to the Acquisition Agreement.

Purchased Assets and Associated Liabilities

Pursuant to the Acquisition Agreement, the Partnership has agreed to purchase from the Vendor all or substantially all of the assets used in carrying on the Business including the following: (i) all vehicles, equipment and supplies; (ii) all office assets; (iii) all inventories; (iv) all accounts receivable due or accruing due; (v) prepaid expenses; (vi) the benefit of all contracts, including leases of personal property, licences and software licences relating to the Purchased Assets; (vii) the leasehold interest in all leased real property including warehouse and distribution facilities; (viii) all licences or other authorizations owned, held or used by the Vendor in respect of the Business, (ix) any and all right of the Vendor to trade fixtures and third party fixtures; and (x) all intellectual property, trademarks and other rights of the Vendor related to the Business including the trademark "ATS" (collectively, the "**Purchased Assets**").

Employees

The Partnership has agreed to offer all of the current active employees of the Business employment on terms substantially similar in the aggregate to their current terms of employment. The Vendor will be responsible for any termination, severance or other payments to employees who are not made, or who do not accept, offers of continuing employment by the Partnership. The Partnership will assume all liabilities related to all of the Vendor's employees that the Partnership retains.

Conditions

The completion of the Acquisition is subject to customary conditions including: (i) the Offering having been completed, (ii) certain required consents, waivers and releases having been obtained, and (iii) there being no legal impediment to the Acquisition.

Representations, Warranties, Covenants and Indemnities

The Acquisition Agreement will contain customary representations and warranties and related indemnities from the Vendor and AMG in favour of the Partnership, including representations and warranties concerning the Business, the Purchased Assets and the Vendor and a representation and warranty that this prospectus contains full, true and plain disclosure of all material facts relating to the Fund, the Business and the Units and does not contain any misrepresentation (as that term is defined in the *Securities Act* (Ontario)).

The total maximum liability under all of the Vendor's representations, warranties and indemnities will be limited, without duplication, to the sum of all cash amounts (the "**Cash Consideration**") received by the Vendor from the Partnership in connection with the transaction of purchase and sale contemplated in the Acquisition Agreement. The

total maximum liability under all of AMG's representations, warranties and indemnities will be limited, without duplication, to that portion of the Cash Consideration as is actually distributed or paid by the Vendor, directly or indirectly, to AMG as a dividend or other distribution or payment after the Closing, to a maximum of 70% of the total Cash Consideration. AMG will not be liable under its representations, warranties and indemnities except to the extent that the assets of the Vendor are insufficient to satisfy the claim of the Fund.

All claims under the representations, warranties and indemnities against the Vendor and AMG under the Acquisition Agreement will be subject to an aggregate deductible of $500,000 and thereafter each set of related claims must reach an aggregate threshold of $100,000 (other than in certain cases in respect of the representation and warranty that this prospectus does not contain a misrepresentation, which will not be subject to any deductible).

The majority of these representations and warranties will survive the Closing for a period of two years, except for (i) certain limited representations and warranties, which will survive indefinitely, (ii) representations and warranties relating to taxation matters, which will survive the Closing for the duration for the applicable reassessment and appeal period, and (iii) the representation and warranty as to the prospectus disclosure, which will survive the Closing for a period three years and 90 days.

There can be no assurance of recovery by the Fund from the Vendor or AMG for breaches of such representations and warranties, given that there can be no assurance that the assets or financial resources of the Vendor or AMG will be sufficient to satisfy such obligations. Investors in the Fund will not have a direct statutory right of action against AMG for a misrepresentation in this prospectus.

If the Acquisition does not close, the Fund will refund to purchasers the consideration paid in respect of the Units offered under this prospectus.

Non-Competition Agreement

Following the Closing, Michael Andlauer will enter into the Non-Competition Agreement with the Partnership under which he will agree that, until the earliest of: (i) the later of (A) three years from the date of the Closing, and (B) the date on which either (I) the Vendor Group ceases to have the right to appoint a Trustee, or (II) such individual, together with his affiliates, beneficially owns and controls less than 5% of the Units (on a diluted basis); (ii) the date on which any person or group of persons acting jointly or in concert (other than such individual or his associates and affiliates or the Fund or any of its affiliates, either individually or together) acquires more than 50% of the outstanding securities of the Fund; and (iii) the Partnership or the Fund and its affiliates cease to carry on the business currently carried on by the Vendor, subject to exceptions for certain passive investments and for transportation and transportation related business currently carried on by such individual and his associates and affiliates, including Clarke Inc., Concord, Logisti-Solve Inc. and Associated Logistics Solutions Inc., he will not, directly or indirectly, operate or have any financial interest in any entity the principal business of which is the operation of a freight transportation business within Canada. It is anticipated that the employment agreement to be entered into with Mr. Andlauer following Closing will also contain non-competition covenants that will continue for a period following the termination of his employment.

Administration Agreement

On Closing, the Fund and ATSOT will enter into the Administration Agreement with the GP whereby the GP will agree to provide or arrange for the provision of services required in the administration of the Fund and ATSOT. The following is a summary of certain provisions of the Administration Agreement, which summary is not intended to be complete. References made to the Administration Agreement for a complete description and the full text of its provisions. See "Material Contracts". The GP's duties will include: (a) ensuring compliance by the Fund and ATSOT with their continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (b) providing investor relations services; (c) providing or causing to be provided to Voting Unitholders and ATSOT Unitholders all information to which Voting Unitholders and ATSOT Unitholders are entitled under the Declaration of Trust and the ATSOT Declaration of Trust, respectively, including relevant information with respect to income taxes; (d) convening meetings of Voting Unitholders and ATSOT Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (e) providing for the calculation of distributions to Unitholders and ATSOT Unitholders; (f) attending to all administrative and other matters arising in connection with any redemptions of Units and/or ATSOT Units; (g) using its best efforts to ensure compliance with the Fund's limitations on non-resident ownership; and (h) providing general accounting, bookkeeping and administrative services to the Fund and ATSOT.

The administration of the Fund and ATSOT under the Administration Agreement may be terminated at any time by the Fund or ATSOT upon notice in writing to the GP and upon payment to the GP of all costs and expenses incurred by the GP in terminating contracts entered into by the GP with the approval of the Fund or ATSOT, as applicable, for the performance by the GP of its duties under the Administration Agreement. No additional fees are payable to the GP on termination.

Securityholders Agreement

On Closing, the Fund, ATSOT, the Partnership, the GP and the Vendor will enter into the Securityholders Agreement governing their security holdings in, and the business and affairs of the GP and the Partnership. The following is a summary of certain provisions of the Securityholders Agreement, which summary is not intended to be complete. Reference is made to the Securityholders Agreement for a complete description and the full text of its provisions. See "Material Contracts".

Amendment and Termination

The Securityholders Agreement will provide that it can only be amended, modified, altered, waived or supplemented with the approval of the Vendor Group other than amendments to cure any ambiguity or to correct or supplement any provisions which are defective or inconsistent with any other provision of the Securityholders Agreement, provided that, the cure, correction or supplemental provision does not and will not adversely affect the interests of any member of the Vendor Group. The Securityholders Agreement shall terminate in the event that the aggregate percentage of LP Units or Units held by the Vendor Group constitutes less than 10% of the total outstanding LP Units or Units on a diluted basis. The Partnership Agreement will remain in effect notwithstanding any termination of the Securityholders Agreement.

Pre-Emptive Rights

As long as the Vendor Group continues to hold not less than 10% of the total outstanding LP Units or Units on a diluted basis representing a 10% interest in the Fund, the Vendor Group will have a pre-emptive right to participate in any future issuance of equity or debt securities of the Fund, the Partnership or any subsidiary of the Partnership.

Proposals to Purchase LP Units

The Securityholders Agreement will also provide that the Fund will not accept any offer or agree to support any other proposal involving the Ordinary LP Units unless the same offer or proposal is made to the holders of the Exchangeable LP Units for a consideration based on the consideration for the Exchangeable LP Units which reflects the percentage of indirect interest of the holders of the Exchangeable LP Units in the Partnership, without discount for minority position or restrictions on exchange for Units.

The Securityholders Agreement will also provide that no holder of Exchangeable LP Units may transfer such Exchangeable LP Units (other than for Units in accordance with the terms of the Exchange Agreement) unless (i) such transfer would not require that the transferee make an offer to holders of Units on the same terms under applicable securities legislation if such Exchangeable LP Units (and other outstanding Exchangeable Securities) were converted into Units or (ii) the transferee makes a contemporaneous identical offer for the Units.

Tag-Along Rights

The Vendor Group will be entitled to participate, on a pro rata basis, in any sale by the Fund of its direct or indirect interest in the Partnership.

RETAINED INTEREST AND EXCHANGE RIGHTS

Retained Interest

Upon the completion of the Offering, the Vendor will own ● Exchangeable LP Units representing 19.9% of the LP Units. See "Principal Agreements — Acquisition Agreement", "Funding, Acquisition and Related Transactions" and "Principal Unitholders".

Escrow of Exchangeable LP Units

The Exchangeable LP Units are transferable. However, pursuant to the Exchange Agreement, the GP will hold all of the unit certificates in respect of the Exchangeable LP Units in escrow for 180 days after the Closing Date, subject to certain limited exceptions.

Exchange Rights

The Exchangeable LP Units are indirectly exchangeable for Units on the basis of one Unit for each Exchangeable LP Unit. The exchange procedure may be initiated by the holder of an Exchangeable LP Unit at any time and from time to time by delivering to the GP, as escrow agent under the Exchange Agreement, a unit certificate in respect of that portion of its Exchangeable LP Units to be exchanged, duly endorsed in blank for transfer. The GP will give notice of the proposed exchange to ATSOT, which will acquire Units from the Fund in consideration for the issuance of ATSOT Units in the number required to complete the exchange. ATSOT will deliver to the GP, as escrow agent, the requisite number of Units. The GP will effect the exchange procedure by causing to be issued in the name of ATSOT a unit certificate for that number of Ordinary LP Units to be issued on the exchange, entering ATSOT in the register of limited partners of the Partnership in respect of such additional Ordinary LP Units, causing the Exchangeable LP Units so tendered for exchange to be cancelled, and delivering to the previous holder of the Exchangeable LP Units that number of Units of the Fund to be received on the exchange.

Voting Rights

Holders of Exchangeable LP Units will, in connection with the Offering, be issued Special Voting Units of the Fund that will be attached to, and will only be evidenced by, the certificates representing the Exchangeable LP Units. The Special Voting Units will entitle the holders thereof to vote in all votes of Voting Unitholders (including resolutions in writing) as if they were the holders of the number of Units that they would receive if all their Exchangeable LP Units were exchanged for Units. See "Description of the Fund — Units and Special Voting Units".

Dilution Rights and Economic Equivalence

The Exchange Agreement will provide that in the event that there is a change in the number of Exchangeable LP Units, or the number of Units outstanding as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in the Exchangeable LP Units or Units (other than a consolidation of Units immediately following a distribution of Units in lieu of a cash distribution), the exchange ratio will be adjusted by the Fund. The Exchange Agreement also provides that the Fund will not issue or distribute Units to the holders of all or substantially all of the then outstanding Units (other than a distribution of Units in lieu of cash distribution), issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Units or issue or distribute property of the Fund to the holders of all or substantially all of the then outstanding Units unless, in each case, the economic equivalent thereof (as determined by the Trustees) is issued or distributed simultaneously to the holders of Exchangeable LP Units.

Reclassification of Units

If at any time while any Exchangeable LP Unit is outstanding there is any reclassification of the Units outstanding, any change of the Units into other units or securities or any other capital reorganization or distribution of the Fund or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units, then the Exchange Rights will be adjusted in a manner approved by the Trustees, acting reasonably, so that holders of Exchangeable LP Units will be entitled to receive, in lieu of the number of Units which they would otherwise have been entitled, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Units which they would have received had they exercised the Exchange Rights immediately before the effective date of any such transaction.

This prospectus qualifies the issuance by the Fund of the Exchange Rights in respect of the Exchangeable LP Units to the Vendor.

Registration Rights

The Vendor Group has been granted "demand" and "piggy back" registration rights by the Fund that will enable them to require the Fund to file a prospectus and otherwise assist with a public offering of Units subject to certain limitations, with the Fund's expenses to be borne by the Vendor Group (or on a pro rata basis if both the Vendor Group and the Fund are offering Units) pursuant to the terms and conditions of the Exchange Agreement. In the event of a "piggy back" offering, the Fund's financing requirements are to take priority.

DESCRIPTION OF THE FUND

The Fund is an unincorporated open-ended trust governed by the laws of the Province of Ontario and created pursuant to the Declaration of Trust. At the Closing Date, it is intended that the Fund will qualify as a "mutual fund trust" for the purposes of the Tax Act, but the Fund will not be a mutual fund under applicable securities laws. Accordingly, the Fund cannot carry on business and its purposes must be limited under the *Tax Act* to investing and activities ancillary to investing.

The Fund is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.

The following is a summary including a description of the material provisions of the Declaration of Trust. This summary is qualified in its entirety by reference to the full text of the Declaration of Trust.

Activities of the Fund

The Declaration of Trust provides that the Fund's operations and activities shall be restricted to:

(a) acquiring, investing in, holding, transferring, disposing of or otherwise dealing with the debt and equity securities of any of the ATS Andlauer Entities, and other corporations, partnerships, trusts or other Persons involved, directly or indirectly, in the freight transportation business and businesses related, ancillary or incidental thereto, and such other investments as the Trustees may determine;

(b) acquiring, investing in, holding, transferring, disposing of or otherwise dealing with securities issued by, or loans made to any of the ATS Andlauer Entities, or any other business entity or other Person in which a ATS Andlauer Entity has or is concurrently acquiring an interest;

(c) investing in securities of other issuers that meet the Fund's investment criteria;

(d) disposing of all or any part of the property of the Fund;

(e) holding cash in interest bearing accounts with Canadian financial institutions or investing such monies in Permitted Investments;

(f) issuing Units, Special Voting Units and other securities of the Fund including, without limitation, rights, warrants, convertible securities or options to acquire Units or Special Voting Units or other securities of the Fund;

(g) issuing debt securities (including debt securities convertible into, or exchangeable for, Units, Special Voting Units or other securities of the Fund) or otherwise borrowing, mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Fund's assets as security for any of its obligations, liabilities or indebtedness;

(h) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any ATS Andlauer Entity or the performance of any obligation of any ATS Andlauer Entity, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Fund's assets as security for such guarantee and subordinating its rights under any Redemption Notes issued by an ATS Andlauer Entity to other indebtedness and obligations;

(i) purchasing, repurchasing or redeeming securities issued by the Fund;

(j) satisfying the obligations, liabilities or indebtedness of the Fund;

(k) entering into and performing its obligations under the Administration Agreement, the Securityholders Agreement, the Exchange Agreement, the Underwriting Agreement and such other agreements as are contemplated by this prospectus, and the Offering and all matters ancillary thereto; and

(l) undertaking such other activities, or taking such actions (including investing in securities), related to or in connection with the foregoing or as contemplated by the Declaration of Trust or as may be approved by the Trustees from time to time,

provided that the Fund shall not undertake any activity, take any action, or purchase or authorize the purchase of any investment that would not be allowed for a mutual fund trust under subsection 132(6) of the Tax Act. In connection with this duty, the Trustees have broad authority and are entitled to take such actions as they consider necessary or appropriate in accordance with the Declaration of Trust to preserve the mutual fund status of the Fund, including as described under "Description of the Fund — Limitation on Non-Resident Ownership".

Units and Special Voting Units

The beneficial interests in the Fund will be divided into interests of two classes, described and designated as "Units" and "Special Voting Units", respectively. An unlimited number of Units and Special Voting Units will be issuable pursuant to the Declaration of Trust. Each Unit will be transferable and will represent an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding-up of the Fund. The Units issued pursuant to the Offering will not be subject to future calls or assessments and will entitle the holder thereof to one vote for each whole Unit held at all meetings of Voting Unitholders. Except as set out under "Redemption Right" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Special Voting Units will not be entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or winding-up of the Fund. Special Voting Units may, however, be redeemed by the holder at any time for nominal consideration.

Special Voting Units may be issued in series and will only be issued in connection with or in relation to Exchangeable LP Units and, if the Trustees so determine, other securities exchangeable, directly or indirectly, for Units (collectively, "**Exchangeable Securities**"), in each case for the purpose of providing voting rights with respect to the Fund to the holders of Exchangeable Securities. Special Voting Units will be issued in conjunction with, and will be attached to, the Exchangeable LP Units (or other Exchangeable Securities) to which they relate, and will be evidenced only by the certificates representing such Exchangeable Securities. Special Voting Units will not be transferable separately from the Exchangeable Securities to which they are attached. Each Special Voting Unit will entitle the holder thereof to that number of votes at any meeting of Voting Unitholders that is equal to the number of Units that may be obtained upon the exchange (direct or indirect) of the Exchangeable LP Unit or other Exchangeable Security to which it is attached. Upon the exchange or conversion of an Exchangeable Security for Units, the Special Voting Unit that is attached to such Exchangeable Security will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

Issued and outstanding Units and Special Voting Units may be subdivided or consolidated from time to time by the Trustees without the approval of Voting Unitholders.

No certificates will be issued for fractional Units and fractional Units will not entitle the holders thereof to vote.

This prospectus qualifies the distribution of the Special Voting Units to the holders of Exchangeable LP Units.

Issuance of Units

The Fund may issue Units or rights to acquire Units at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine, including pursuant to any Unitholder rights plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any non-cash distributions of the Fund to Unitholders on a pro rata basis. The Declaration of Trust provides that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution (except where tax was required to be withheld in respect

of the Unitholder's share of the distribution as described below). In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and, accordingly, the consolidation will not result in such non-resident Unitholder holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing their post-consolidation Units.

Trustees

The Fund will, from and after the Closing Date, have a minimum of three Trustees and a maximum of seven Trustees, the majority of whom must be residents of Canada (within the meaning of the Tax Act). The Trustees are to supervise the activities and manage the affairs of the Fund.

The initial Trustee of the Fund is Michael Andlauer. Prior to Closing, four additional trustees will be appointed. The Trustees will also serve as the trustees of ATSOT and as directors of the GP.

Under the terms of the Declaration of Trust, the Vendor Group will have the right to elect one trustee so long as the Vendor Group holds, directly or indirectly, Units or LP Units representing (on a diluted basis) not less than 10% of the outstanding Units. The remaining Trustees are to be selected by Voting Unitholders. The same individuals are to be Trustees, trustees of ATSOT and directors of the GP. Under the terms of the Declaration of Trust, the Trustees are required to elect the Trustees as the trustees of ATSOT and under the terms of the ATSOT Declaration of Trust, the trustees of ATSOT are required to elect the trustees of ATSOT as directors of the GP.

Trustees, other than the Trustee appointed by the Vendor Group, will be appointed at each annual meeting of Voting Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Trustees, being a majority of the Trustees then holding office, may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the number of Trustees (other than as provided below) or from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose, the Trustees must forthwith call a special meeting of the Voting Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are not Trustees then in office, any Voting Unitholder may call the meeting. The Trustees may, with the consent of the Vendor Group for so long as it has the right to appoint a Trustee, prior to the first annual meeting of Voting Unitholders or between annual meetings of Voting Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Voting Unitholders, but the number of additional Trustees so appointed may not at any time exceed one-third of the number of Trustees who held office at the later of the Closing and the expiration of the immediately preceding annual meeting of Voting Unitholders.

A Trustee may resign upon written notice to the Fund and may be removed by a resolution passed by a majority of the Voting Unitholders. A vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the remaining Trustees.

The Declaration of Trust provides that, subject to its terms and conditions, the Trustees will have full, absolute and exclusive power, control and authority over the assets of the Fund and over the affairs of the Fund to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of the assets of the Fund, and may, in respect of the assets of the Fund, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the Trustees are responsible for, among other things: (i) supervising the activities and managing the investments and the affairs of the Fund; (ii) maintaining records and providing reports to Voting Unitholders; (iii) effecting payments of distributable cash from the Fund to Unitholders; (iv) acting for, voting on behalf of and representing the Fund as a holder of ATSOT Units and other securities; (v) voting in favour of the Fund's nominees to serve as trustees of ATSOT; and (vi) causing ATSOT to vote in favour of the Fund's nominees as directors of the GP.

The Declaration of Trust provides that the Trustees must act honestly and in good faith with a view to the best interests of the Fund and in connection therewith must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee and officer of the Fund, as well as former Trustees and officers, and their respective heirs and legal representatives, will be entitled to indemnification from the assets of the Fund in respect of the exercise of that person's powers, and the discharge of that person's duties, provided that the person acted honestly and in good faith with a view to the best

interest of the Fund and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the person had reasonable grounds for believing that his or her conduct was lawful.

Cash Distributions

The Fund currently intends to make monthly cash distributions of its available distributable cash to Unitholders to the extent determined prudent by the Trustees. The amount of cash available for distribution will be equal to the distributions (if any) on or in respect of the ATSOT Units owned by the Fund and all other amounts, if any, from any other investments from time to time held by the Fund received in such period, less amounts that are paid, payable, incurred or provided for in such period in connection with: (a) administrative expenses and other obligations of the Fund; (b) amounts that may be paid by the Fund in connection with any cash redemptions or repurchases of Units; (c) satisfaction of debt service or other obligations of the Fund on account of both principal and interest; and (d) any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs, expenses, obligations or liabilities including any tax liability of the Fund, that have been or are reasonably expected to be incurred in the activities and operations of the Fund (to the extent that such costs, expenses, obligations or liabilities have not otherwise been taken into account in the calculation of the available distributable cash of the Fund).

The Fund may make additional distributions in excess of the aforementioned monthly distributions during the year, as the Trustees may determine. The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Fund for such year as is necessary to ensure that the Fund will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of the Fund that is unavailable for cash distribution will, to the extent necessary to ensure that the Fund does not have any income tax liability under Part I of the Tax Act, be distributed to Unitholders in the form of additional Units. Such additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Fund currently intends to make monthly cash distributions to Unitholders of record on the last business day of each month or such other date as may be determined from time to time by the Trustees, and the distributions will be paid generally on the 15th day of the following month. The initial cash distribution for the period from the Closing to ● , 2005 is estimated to be approximately $ ● per Unit (assuming that Closing occurs on ● , 2005), and is expected to be paid on or about ● , 2005 to holders of record of Units on ● , 2005 (representing $ ● per Unit calculated on a monthly basis). Subsequent regular distributions are anticipated to be made in each month thereafter commencing on or about ● , 2005 to Unitholders of record on ● , 2005. See "Certain Canadian Federal Income Tax Considerations".

Unitholders who are non-residents of Canada will be required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether such distributions are in the form of cash or additional Units. Non-residents should consult their own tax advisors regarding the tax consequences of investing in the Units.

The Fund, ATSOT and the Partnership have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and will fluctuate with, among other things, the Partnership's performance. See "Risk Factors — Risks Relating to the Structure of the Fund and the Offering — Cash Distributions".

Redemption Right

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of a duly completed and properly executed notice requesting redemption in a form approved by the Trustees specifying the number of Units to be redeemed. As the Units will be issued in book-entry form, a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer. As of the close of business on the date the Units are surrendered for redemption, all rights to and under the Units tendered for redemption shall (subject to the following) be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "**Redemption Price**") equal to the lesser of:

(a) 90% of the Market Price of the Units on the principal stock exchange on which the Units are listed (or, if the Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading) during the period of the last 10 trading days during which the Units traded on such stock exchange or market ending immediately prior to the date on which the Units were tendered for redemption; and

(b) the Closing Market Price of the Units on the date on which the Units were tendered for redemption on the principal stock exchange on which Units are listed (or, if Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading).

For the purposes of determining the Redemption Price, "Market Price" for a specified trading period will be the amount equal to the weighted average of the trading prices of the Units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period; provided that if there was trading on the applicable exchange or market for fewer than five of the trading days during the specified trading day period, "Market Price" for a specified trading period will be the average of the following prices established for each of the trading days during the specified trading day period: the average of the last bid and ask prices for each trading day on which there was no trading and the weighted average trading prices of the Units for each trading day on which there was trading. For the purposes of determining the Redemption Price, "Closing Market Price" will be: (i) an amount equal to the closing price of the Units on the applicable market or exchange if there was a trade on the specified date and the applicable market or exchange provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of Units on the applicable market or exchange if there was trading on the specified date and the applicable market or exchange provides only the highest and lowest trading prices of Units traded on a particular day; or (iii) the average of the last bid and ask prices on the applicable market or exchange if there was no trading on the specified date.

The aggregate Redemption Price payable by the Fund in respect of any Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment by the Fund no later than the last day of the calendar month following the calendar month in which the Units were tendered for redemption, provided that the entitlement of the Unitholders to receive cash upon the redemption of their Units is subject to the limitations that:

(a) the total amount payable by the Fund in respect of such Units and all other Units tendered for redemption in the same calendar month may not exceed $50,000, provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month;

(b) at the time such Units are tendered for redemption, the outstanding Units must be listed for trading on a stock exchange or quoted on another market that, in the sole discretion of the Trustees, provides a representative fair market value price for the Units; and

(c) the normal trading of Units must not be suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the date that the Units are tendered for redemption or for more than five trading days during the 10 trading day period prior to the date on which the Units are tendered for redemption.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution *in specie* of Redemption Notes. Where the Fund makes a distribution *in specie* of Redemption Notes on the redemption of Units of a Unitholder, the Fund currently intends to designate to that Unitholder any income or capital gain realized by the Fund as a result of the distribution of Redemption Notes to the Unitholder on the redemption of such Units. See "Certain Canadian Federal Income Tax Considerations".

It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. Redemption Notes that may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in Redemption Notes and they may be subject to resale restrictions under applicable securities laws. Redemption Notes so distributed may not be qualified investments for trusts governed by Exempt Plans depending upon the circumstances at the time. See "Certain Canadian Federal Income Tax Considerations".

Terms of Redemption Notes

The following is a summary of the general terms of any Redemption Notes that may be issued by the Fund. The following summary assumes such Redemption Notes are issued by the Fund. If the Redemption Notes are issued by a subsidiary of the Fund, the following description will apply equally in all respects to such subsidiary of the Fund.

Redemption Notes will be issuable in Canadian currency in denominations of $100 and integral multiples of $100. Each Redemption Note will mature on a date determined at the time of issuance (provided that in no event shall the maturity date be set at a date subsequent to the first business day following the fifth anniversary of the date of issuance of such note) and bear interest at a market rate of interest determined at the time of issuance, in each case as determined

by the Trustees, and the interest shall be payable monthly, in arrears, with such payment to be made on the 15th day of the month following the month to which such payment relates. On maturity, the Redemption Notes will be repaid by paying to the holder thereof the principal amount of the outstanding Redemption Notes that have then matured, together with accrued and unpaid interest thereon.

The Redemption Notes will be redeemable in whole or in part at the option of the Fund prior to maturity. The redemption price will be equal to the principal amount of the Redemption Notes redeemed plus accrued and unpaid interest. The redemption price will generally be payable in cash, however, if the Fund chooses to redeem some or all of any outstanding Redemption Notes, the Fund may, in its discretion, issue other unsecured promissory notes of the Fund in full or partial payment of the redemption price for such outstanding Redemption Notes.

The Redemption Notes will be unsecured debt obligations of the Fund. Payment of the principal amount and interest on the Redemption Notes will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness, which will be defined as all indebtedness, liabilities and obligations of the Fund which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or pari passu with the indebtedness evidenced by the Redemption Notes. The Redemption Notes will provide that upon any distribution of the assets of the Fund in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Fund, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Redemption Notes are entitled to receive any payment.

Repurchase of Units

The Fund will be allowed, from time to time, to purchase Units for cancellation in accordance with applicable securities laws and the rules prescribed under applicable stock exchange or regulatory policies.

Meetings of Voting Unitholders

The Declaration of Trust provides that meetings of Voting Unitholders will be required to be called and held annually, for the purpose of: (i) the presentation of the audited financial statements of the Fund for the immediately preceding fiscal year; (ii) the election of Trustees (other than the Trustee appointed by the Vendor Group), (iii) the appointment of auditors of the Fund for the ensuing year, (iv) generally, any other matter that requires a resolution of Voting Unitholders, and (v) transacting such other business as the Trustees may determine or as may be properly brought before the meeting. The Declaration of Trust provides that the Voting Unitholders will be entitled to pass resolutions that will bind the Fund only with respect to:

(a) the election or removal of Trustees, subject to the right of the Vendor Group to appoint a Trustee;

(b) any amalgamation, arrangement, other merger or capital reorganization of the Fund with any other entity, except in conjunction with an internal reorganization or the acquisition by the Fund or a ATS Andlauer Entity of the securities or assets of another entity;

(c) the appointment or removal of nominees of the Fund chosen by the Voting Unitholders to serve as trustees of ATSOT, except filling casual vacancies;

(d) the appointment or removal of the auditors of the Fund;

(e) the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;

(f) the approval of amendments to the Declaration of Trust (as described under "Description of the Fund — Amendments to the Declaration of Trust");

(g) the sale of all or substantially all of the assets of the Fund;

(h) the exercise of certain voting rights attached to the securities of ATSOT or the Partnership held directly or indirectly by the Fund, subject to the provisions of any securityholders agreement including, without limitation, the Securityholders Agreement;

(i) the election of nominees of the Fund to act as directors of the GP or the removal thereof, except filling casual vacancies;

(j) the dissolution of the Fund prior to the end of its term; and

(k) such other business as the Trustees may determine or as may properly be brought before the meeting, including, without limitation, any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders for their approval, including, if so required, the ratification of any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan.

No other action taken by Voting Unitholders or any other resolution of the Voting Unitholders at any meeting will in any way bind the Trustees.

Resolutions (i) electing or removing nominees of the Fund as Trustees, (ii) appointing or removing the auditors of the Fund, (iii) with respect to the exercise of certain voting rights attached to the securities of ATSOT or the Partnership held, directly or indirectly, by the Fund, (iv) where applicable, ratifying any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan requiring Voting Unitholder approval under securities law, stock exchange rules or other laws or regulations, and (v) where applicable, matters required by securities law, stock exchange rules or other laws or regulations be submitted to Voting Unitholders, must be passed by a simple majority of the votes cast by Voting Unitholders. The balance of the foregoing matters must be passed by a resolution of the Voting Unitholders passed by not less than 66⅔% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66⅔% of the Voting Units entitled to vote on such resolution (a "Special Resolution").

Subject to the foregoing limitations, a meeting of Voting Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned in writing by the holders of not less than 5% of the Voting Units then outstanding. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Voting Unitholders may attend and vote at all meetings of the Voting Unitholders either in person or by proxy and a proxy holder need not be a Voting Unitholder. Two persons present in person and either holding personally or representing by proxy in the aggregate at least 10% of the votes attached to all outstanding Voting Units will constitute a quorum for the transaction of business at all such meetings. At any meeting at which a quorum is not present within one-half hour after the time fixed for the holding of such meeting, the meeting, if convened upon the request of the Voting Unitholders, will be terminated (not adjourned), but in any other case, the meeting will stand adjourned to a day not less than 14 days later and to a place and time as chosen by the chair of the meeting, and if at such adjourned meeting a quorum is not present, the Voting Unitholders present either in person or by proxy will be deemed to constitute a quorum.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Voting Unitholders.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of Non-residents within the meaning of the Tax Act. Accordingly, for so long as is required by the Tax Act to meet such test, the Declaration of Trust provides that at no time may Non-residents be the beneficial owners of more than 49% of the Units. This 49% limitation will be applied with respect to the issued and outstanding Units of the Fund on both (i) a non-diluted basis and (ii) a fully-diluted basis (the limitation will apply in either case) calculated on the assumption that any Units issuable at the time of calculation to holders of Exchangeable LP Units pursuant to the Exchange Agreement have been issued and are held by holders of Exchangeable LP Units.

If at any time the Trustees, in their sole discretion, determine that it is advisable and in the best interests of the Fund to act so that the Fund continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may take one or more actions including the following:

(a) the Trustees may perform residency searches of Unitholder and beneficial Unitholder mailing address lists and take such other steps as specified by the Trustees, at the cost of the Fund, to determine or estimate, to the extent practicable, the residence of the beneficial owners of Units;

(b) the Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident or declarations from Unitholders as to whether such Units are held by or for the benefit of beneficiaries ("**Non-resident Beneficiaries**") that are Non-residents;

(c) the Trustees, following the issuance of a public announcement to such effect, may refuse to accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a Non-resident (or, in the discretion of the Trustees, that the person is not a Non-resident Beneficiary) and does not hold his or its Units for a Non-resident Beneficiary;

(d) the Trustees may place such other limits on Unit ownership by Non-residents as the Trustees may deem necessary in their sole discretion, including unilaterally altering the limit on Non-resident ownership above, to the extent required, in the opinion of the Trustees, to maintain the Fund's status as a mutual fund trust; and

(e) if, notwithstanding the foregoing, the Trustees, in their sole discretion, determine that further action is required so that the Fund continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may send a notice to such Unitholders, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not Non-residents and do not hold their Units for the benefit of Non-resident Beneficiaries within such period, the Trustees may sell such Units on behalf of such Unitholders, and in the interim, the voting and distribution rights attached to such Units shall be suspended. Upon such sale, the affected holders shall cease to be Unitholders and their rights shall be limited to receiving the net proceeds of sale.

In any situation where it is unclear whether Units are held for the benefit of Non-resident Beneficiaries, the Trustees may exercise their discretion in determining whether such Units are or are not so held.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time with the consent of the Voting Unitholders by a Special Resolution, except that any amendment that affects the rights or interests of the holders of Special Voting Units in a manner or to an extent different from other Voting Unitholders or the rights of the Vendor Group to appoint a Trustee also requires the approval of such holders or the Vendor Group, as the case may be.

The Trustees may, at their discretion and without the approval of the Voting Unitholders, make certain amendments to the Declaration of Trust, including amendments: (i) for the purpose of ensuring continuing compliance and conformity of the Fund, its activities and the Declaration of Trust with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees, and/or Special Voting Unitholders, the Fund, or any Andlauer Entity (ii) which, in the opinion of counsel to the Trustees, provide additional protection or added benefits for Unitholders, (iii) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor changes or corrections that, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders or Special Voting Unitholders, (iv) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustees or the Fund, or (v) for the purpose of ensuring that the Fund continues to qualify as a mutual fund trust under the Tax Act.

Notwithstanding the previous sentence, the Trustees may not amend the Declaration of Trust in a manner that would result in the Fund failing to qualify as a mutual fund trust under the Tax Act.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 22, 2005. On a date selected by the Trustees that is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Voting Unitholders may by a Special Resolution require the Trustees to commence the termination, liquidation or wind-up of the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence the termination, liquidation or winding-up of the affairs of the Fund, the Trustees will give notice thereof to the Voting Unitholders, which notice shall designate the time or times at which Voting Unitholders may surrender their Voting Units for cancellation and the date at which the register of Voting Units will be closed. After the date the register is closed, the Trustees will proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose will, subject to any

direction to the contrary in respect of a termination authorized by a resolution of the Voting Unitholders, sell and convert into money the ATSOT Units and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees will distribute the remaining part of the proceeds of the sale of the ATSOT Units and other assets comprising the Fund together with any cash forming part of the assets of the Fund among the Unitholders in accordance with their pro rata interests. If the Trust is unable to sell all or any of the ATSOT Units or other assets which comprise part of the Fund by the date set for termination, the Trustees may distribute the remaining ATSOT Units or other assets *in specie* directly to the Unitholders in accordance with their pro rata interests subject to obtaining all required regulatory approvals.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and 90% or more of the Units on a fully diluted basis (other than any Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units and the Exchangeable LP Units held by holders who did not accept the take-over bid, on the same terms on which the offeror acquired Units pursuant to the take-over bid.

The Declaration of Trust and the Exchange Agreement include provisions to facilitate the exchange of Exchangeable LP Units for Units so that a holder of Exchangeable LP Units may exercise its rights to exchange all or a portion of such holdings for Units, including conditionally, in order to tender to a take-over bid.

Exercise of Certain Voting Rights Attached to Securities of ATSOT, the GP and the Partnership

The Declaration of Trust provides that the Fund will not vote any securities of ATSOT, nor permit ATSOT to vote any securities of the GP or the Partnership to authorize:

(a) any sale, lease or other disposition of all or substantially all of the direct or indirect assets of ATSOT, the GP, the Partnership or any of their respective affiliates, except in conjunction with an internal reorganization of any of these entities, as applicable, pursuant to a good faith charge, pledge, mortgage, lien, security interest or other encumbrance granted by ATSOT over any assets of ATSOT in the ordinary course of business pursuant to any guarantee or any obligation of ATSOT, the GP, the Partnership or any of their respective affiliates;

(b) any amalgamation, arrangement or other merger of ATSOT, the GP, the Partnership or any of their respective affiliates, with any other entity, except in conjunction with an internal reorganization of any of these entities, as applicable;

(c) the winding-up or dissolution of ATSOT, the GP, the Partnership or any of their respective affiliates prior to the end of the term of the Fund except in conjunction with an internal reorganization of these entities, as applicable;

(d) any material amendment to the constating document of any of ATSOT, the Partnership or the GP to effect any change that would be prejudicial to the Fund or the Unitholders; or

(e) any other matter that, under the ATSOT Declaration of Trust, requires the approval of the holders of Units by Special Resolution;

without the authorization of the Voting Unitholders by a Special Resolution.

Information and Reports

The Fund will furnish to Voting Unitholders, in accordance with applicable securities laws, such financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. Prior to each meeting of Voting Unitholders, the Trustees will provide the Voting Unitholders (along with notice of such meeting) all such information as is required by applicable law and the Declaration of Trust to be provided to Voting Unitholders.

The Trustees, the trustees of ATSOT and directors and senior officers of other subsidiaries of the Fund, including the GP and the Partnership, will be required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units.

The Chief Executive Officer and Chief Financial Officer of the GP will perform functions similar to a chief executive officer and chief financial officer in respect of the Fund. As such, the Chief Executive Officer and Chief Financial Officer of the GP will execute the certificates required to be filed pursuant to Multilateral Instrument 52-109 — *Certification of Disclosure in Issuers' Annual and Interim Filings.*

In addition, the Fund has undertaken to the securities commissions or other securities regulatory authorities in each of the provinces of Canada that following Closing, and for so long as the Fund is a reporting issuer under applicable securities laws, it will:

- treat the Partnership as a subsidiary of the Fund; however, if generally accepted accounting principles prohibit the consolidation of financial information of the Partnership and the Fund, for as long as the Partnership (and any of its significant business interests) represents significant assets of the Fund, the Fund will provide Unitholders with separate financial statements for the Partnership (and any of its significant business interests);
- take appropriate measures to require each person who would be an insider of the Partnership if the Partnership were a reporting issuer to (a) file insider reports about trades in Units (including securities that are exchangeable into Units), and (b) comply with statutory prohibitions against insider trading; and
- annually certify that it has complied with this undertaking, and file the certificate on the System for Electronic Document Analysis and Retrieval (SEDAR) concurrently with the filing of its annual financial statements.

In future interim and annual filings, the Fund will include relevant information and discussions comparing the Fund's business with the Business. The Fund believes that comparative financial information relating to revenue, cost of sales and general and administrative expenses are appropriate to include in the operating results of the Fund. The information will be provided on a comparative basis in future interim and annual management discussion and analysis.

Book-Entry Only System

Registration of interests in and transfers of the Units will be made only through a book-based system administered by CDS. On the date of Closing, the Trustees will deliver to CDS one or more certificates representing the total number of Units subscribed for under the Offering. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (a "**CDS Participant**"). All rights of Unitholders must be exercised through, and all payments or other property to which the Unitholder is entitled will be made or delivered by, CDS or the CDS Participant through which the Unitholder holds the Units. Upon a purchase of any Units, the Unitholder will receive only a customer confirmation from the registered dealer that is a CDS Participant and from or through which the Units are purchased. References in this prospectus to a Unitholder mean, unless the context otherwise requires, the owner of the beneficial interest in those Units.

The ability of a beneficial owner of Units to pledge those Units or otherwise take action with respect to the Unitholder's interest in those Units (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the CDS book-entry only system, in which case certificates for the Units in fully registered form would be issued to beneficial owners of those Units or their nominees.

Financial Year End

The fiscal year end of the Fund is December 31.

Conflicts of Interest

The Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on the Fund. The Declaration of Trust provides that if a Trustee or an officer of the Fund is a party to a material contract or transaction or proposed material contract or transaction with the Fund or any of its affiliates, or is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Fund, such Trustee or officer of the Fund or any of its affiliates, as the case may be, shall disclose in writing to the Trustees or request to have entered in the minutes of

meetings of the Trustees the nature and extent of such interest. Except in certain specified circumstances, a Trustee who is a party to or so interested in such a material contract or transaction will be precluded from voting on such a material contract or transaction but the presence of such Trustee at the relevant meeting shall be counted towards any quorum requirement. These provisions in the Declaration of Trust are intended to be equivalent to the provisions of the CBCA applicable to directors and officers of a corporation.

Rights of Unitholders

Following the completion of the Offering, the rights of the Unitholders will be established by the Declaration of Trust. Although the Declaration of Trust confers upon a Unitholder many of the same protections, rights and remedies as an investor would have as a shareholder of a corporation governed by the CBCA, there do exist significant differences. The Declaration of Trust includes provisions intended to limit the liability of Unitholders for liabilities and other obligations of the Fund, although no statutory provisions historically confirmed the limited liability status of Unitholders in a manner comparable to shareholders of a CBCA corporation. However, on December 16, 2004, the *Trust Beneficiaries' Liability Act, 2004* received Royal Assent. That statute provides that Unitholders of the Fund are not liable, as beneficiaries of a trust, for any act, default, obligation or liability of the Fund or the Trustees, arising after December 16, 2004. That statute has not yet been judicially considered and it is possible that reliance on the statute by a Unitholder could be successfully challenged on jurisdictional or other grounds.

Many of the provisions of the CBCA respecting the governance and management of a corporation have been incorporated in the Declaration of Trust. For example, Unitholders are entitled to exercise voting rights in respect of their holdings of Units in a manner comparable to shareholders of a CBCA corporation and to elect trustees and auditors. The Declaration of Trust also includes provisions modeled after comparable provisions of the CBCA dealing with the calling and holding of meetings of Unitholders and Trustees, the quorum for and procedures at such meetings and the right of investors to participate in the decision-making process where certain fundamental actions are proposed to be undertaken. The matters in respect of which Unitholder approval is required under the Declaration of Trust are generally less extensive than the rights conferred on the shareholders of a CBCA corporation, but effectively extend to certain fundamental actions that may be undertaken by the Fund's subsidiary entities, as described under "Description of the Fund — Exercise of Certain Voting Rights Attached to Securities of ATSOT, the GP and the Partnership".

These Unitholder approval rights are supplemented by provisions of applicable securities laws that are generally applicable to issuers (whether corporations, trusts or other entities) that are "reporting issuers" or the equivalent or listed on the TSX.

Unitholders do not have recourse to a dissent right under which shareholders of a CBCA corporation are entitled to receive the fair value of their shares where certain fundamental changes affecting the corporation are undertaken (such as an amalgamation, a continuance under the laws of another jurisdiction, the sale of all or substantially all of its property, a going private transaction or the addition, change or removal of provisions restricting (i) the business or businesses that the corporation can carry on, or (ii) the issue, transfer or ownership of shares). As an alternative, Unitholders seeking to terminate their investment in the Fund are entitled to receive, subject to certain conditions and limitations, their pro rata share of the Fund's net assets through the exercise of the redemption rights provided by the Declaration of Trust, as described under "Redemption Right". Unitholders similarly do not have recourse to the statutory oppression remedy that is available to shareholders of a CBCA corporation where the corporation undertakes actions that are oppressive, unfairly prejudicial or disregarding the interests of securityholders and certain other parties.

Shareholders of a CBCA corporation may also apply to a court to order the liquidation and dissolution of the corporation in those circumstances, whereas Unitholders could rely only on the general provisions of the Declaration of Trust that permit the winding up of the Fund with the approval of a Special Resolution of the Unitholders. Shareholders of a CBCA corporation may also apply to a court for the appointment of an inspector to investigate the manner in which the business of the corporation and its affiliates is being carried on where there is reason to believe that fraudulent, dishonest or oppressive conduct has occurred. The Declaration of Trust allows Unitholders to pass resolutions appointing an inspector to investigate the Trustees' performance of their responsibilities and duties, but this process would not be subject to court oversight or assure the other investigative procedures, rights and remedies available under the CBCA. The CBCA also permits shareholders to bring or intervene in derivative actions in the name of the corporation or any of its subsidiaries, with the leave of a court. The Declaration of Trust does not include a comparable right of the Unitholders to commence or participate in legal proceedings with respect to the Fund.

DESCRIPTION OF ATSOT

The ATSOT Declaration of Trust contains provisions substantially similar to those of the Declaration of Trust. The following is a summary, which does not purport to be complete, of certain provisions of the ATSOT Declaration of Trust insofar as they differ from those of the Declaration of Trust. Reference is made to the ATSOT Declaration of Trust for the full text of its provisions. See "Material Contracts".

General

ATSOT is an unincorporated trust established under the laws of the Province of Ontario pursuant to the ATSOT Declaration of Trust. The activities of ATSOT are restricted to the conduct, directly or indirectly, of the business of, and the ownership, operation and lease of assets and property in connection with, the operation of the freight transportation business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of ATSOT may determine or as may be contemplated by this prospectus, and having investments and other direct or indirect rights in companies or other entities involved, directly or indirectly, in the freight transportation business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of ATSOT may determine or as may be contemplated by this prospectus. The fiscal year end of ATSOT will be December 31.

Trustees of ATSOT

ATSOT will have a minimum of three trustees and a maximum of seven trustees. A majority of the trustees of ATSOT must be residents of Canada within the meaning of the Tax Act. The trustees of ATSOT are to supervise the activities and manage the affairs of ATSOT. The trustees of ATSOT will be the persons who serve as the Trustees. The initial trustee of ATSOT is Michael Andlauer. Prior to Closing, four individuals will be appointed as additional trustees of ATSOT. No person other than the Fund, as the holder of all of the outstanding ATSOT Units, has the right to appoint any trustees of ATSOT.

The ATSOT Declaration of Trust provides that, subject to the terms and conditions thereof, the trustees of ATSOT will have full, absolute and exclusive power, control and authority over the assets of ATSOT and over the affairs of ATSOT to the same extent as if the trustees of ATSOT were the sole and absolute beneficial owners of the assets of ATSOT, and may, in respect of such assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the trustees of ATSOT are responsible for, among other things: (i) acting for, voting on behalf of and representing ATSOT as a holder of LP Units and a holder of GP Common Shares, (ii) maintaining records and providing reports to the ATSOT Unitholders, (iii) supervising the activities and managing the investments and affairs of ATSOT, and (iv) effecting payments of distributable cash from ATSOT to the ATSOT Unitholders.

No additional remuneration is to be paid to the Trustees for also serving as trustees of ATSOT.

Trust Units

An unlimited number of ATSOT Units may be issued pursuant to the ATSOT Declaration of Trust. Upon Closing, the Fund will hold all of the issued and outstanding ATSOT Units. Each ATSOT Unit is transferable and represents an equal undivided beneficial interest in any distributions from ATSOT whether of net income, net realize capital gains or other amounts, and in the net assets of ATSOT in the event of termination or winding-up of ATSOT. All ATSOT Units have equal rights and privileges. The ATSOT Units are not subject to future calls or assessments. Except as set out below under "Redemption Right", the ATSOT Units have no conversion, retraction, redemption or pre-emptive rights.

Cash Distributions

ATSOT intends to make monthly cash distributions of its distributable cash to the extent determined prudent by the trustees of ATSOT. The amount of cash to be distributed monthly per ATSOT Unit to the ATSOT Unitholders will be equal to a pro rata share of distributions on or in respect of Ordinary LP Units owned by ATSOT and all other amounts, if any, from any other investments from time to time held by ATSOT received in such period, less amounts which are paid, payable, incurred or provided for in such period in connection with:

(a) administrative expenses and other obligations of ATSOT;

(b) any interest expense incurred by ATSOT;

(c) principal repayments in respect of any debt obligations of ATSOT;

(d) any cash redemptions or repurchases of the ATSOT Units; and

(e) any amount that the trustees of ATSOT may reasonably consider to be necessary to provide for the payment of any costs or expenses, including any tax liability of ATSOT, that have been or are reasonably expected to be incurred in the activities and operations of ATSOT (to the extent that such costs or expenses have not otherwise been taken into account in the calculation of the available distributable cash of ATSOT).

Such distributions will be payable to holders of record of ATSOT Units on the last business day of each month and will be paid within 15 days following each month end. The cash distributions payable by ATSOT are intended to be received by the Fund before its related cash distribution to Unitholders.

The distribution declared by the trustees of ATSOT in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of ATSOT for such year as is necessary to ensure that ATSOT will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of ATSOT that is unavailable for cash distribution will, to the extent necessary to ensure that ATSOT does not have any income tax liability under Part I of the Tax Act, be distributed to the ATSOT Unitholders in the form of additional ATSOT Units. The value of each ATSOT Unit so issued will be equal to the redemption price thereof. The ATSOT Declaration of Trust provides that immediately after any pro rata distribution of ATSOT Units in satisfaction of any non-cash distribution, the number of outstanding ATSOT Units will be consolidated such that each holder of ATSOT Units will hold after consolidation the same number of ATSOT Units as the holder held before the non-cash distribution.

Unit Certificates

As ATSOT Units are not intended to be issued or held by any person other than the Fund, registration of interests in, and transfers of, the ATSOT Units will not be made through the book-entry only system. Rather, holders of ATSOT Units will be entitled to receive certificates therefor.

Redemption Right

The ATSOT Units will be redeemable at any time on demand by the holders thereof upon delivery to ATSOT of a duly completed and properly executed notice requiring ATSOT to redeem the ATSOT Units, in a form reasonably acceptable to the Trustees of ATSOT, together with the certificates for the ATSOT Units representing the ATSOT Units to be redeemed and written instructions as to the number of ATSOT Units to be redeemed. Upon tender of ATSOT Units by a holder thereof for redemption, the holder of the ATSOT Units tendered for redemption will no longer have any rights with respect to such ATSOT Units other than the right to receive the redemption price for such ATSOT Units, as determined under the ATSOT Declaration of Trust. The redemption price for each ATSOT Unit tendered for redemption will be equal to:

$$\frac{(A \times B) - C + D}{E}$$

Where:

A = the redemption price per Unit calculated as of the close of business on the Redemption Date;

B = the aggregate number of Units outstanding as of the close of business on the Redemption Date;

C = the aggregate unpaid principal amount and accrued interest thereon of and any indebtedness of ATSOT held by or owed to the Fund and the fair market value of any other assets or investments held by the Fund (other than ATSOT Units) as of the close of business on the Redemption Date;

D = aggregate unpaid liabilities of the Fund (prior to any redemption of Units for such date) as of the close of business on the Redemption Date; and

E = the aggregate number of Units outstanding held by the Fund as of the close of business on the Redemption Date.

The trustees of ATSOT will also be entitled to call for redemption, at any time, all or part of the outstanding ATSOT Units registered in the name of the holders thereof other than the Fund at the same redemption price per ATSOT Unit applicable to redemptions on demand by holders of ATSOT Units, provided that the calculation of the redemption price shall be made with reference to the date the trustees of ATSOT approved the redemption of ATSOT Units.

The aggregate redemption price payable by ATSOT in respect of any ATSOT Units tendered for redemption by the holders thereof during any month will be satisfied, at the option of the Trustees of ATSOT, (i) in immediately available funds by cheque; (ii) by the issuance to or to the order of the holder whose ATSOT Units are to be redeemed of such

aggregate amount of unsecured, subordinated promissory notes of ATSOT as is equal to the aggregate redemption price payable to such holder of ATSOT Units; or (iii) by any combination of funds and unsecured, subordinated promissory notes of ATSOT as the Trustees of ATSOT shall determine in their discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the ATSOT Units were so tendered for redemption.

Restrictions on Trustees' Powers

The ATSOT Declaration of Trust provides that the trustees of ATSOT may not, without the approval of the holder of ATSOT Units:

(a) subject to certain exceptions, appoint or change the auditors of ATSOT;

(b) amend the ATSOT Declaration of Trust except in certain limited circumstances similar to those under which the Declaration of Trust may be amended without consent of Voting Unitholders;

(c) sell, lease or otherwise dispose of all or substantially all of the Trust's Assets, exchange all or substantially all of the property of ATSOT other than in the ordinary course of business or in connection with an internal reorganization;

(d) authorize the termination, liquidation or winding-up of ATSOT, other than at the end of the term of ATSOT or in connection with an internal reorganization; or

(e) authorize the combination, merger or similar transaction of ATSOT with any other person or other than in connection with an internal reorganization.

DESCRIPTION OF THE PARTNERSHIP

General

The Partnership is a limited partnership formed under the laws of Manitoba. The business of the Partnership is to develop, acquire, make investments in and conduct the business and ownership, operation and lease of assets and property in connection with, the freight transportation business, together with all activities ancillary or incidental thereto and such other businesses and activities as the board of directors of the GP may determine or as may be contemplated by this prospectus. See "Business of ATS Andlauer". The following is a summary of the material attributes and characteristics of the LP Units and certain provisions of the Limited Partnership Agreement, which summary is not intended to be complete. Reference is made to the Limited Partnership Agreement and the full text of its provisions for a complete description of the LP Units. See "Material Contracts".

General Partner

The general partner of the Partnership is the GP. As general partner of the Partnership, the GP will be issued one GP Unit for nominal consideration immediately following the Closing. The GP Unit entitles the holder thereof to one vote for each whole unit held at all meetings of holders of partnership units and to an allocation of 0.001% of the income or loss of the Partnership for each fiscal year. As general partner and holder of the GP Unit, the GP has the authority to manage the business and affairs of the Partnership and has unlimited liability for the obligations of the Partnership. See "Description of the GP".

LP Units

The Partnership will be entitled to issue various classes of partnership interests, for such consideration and on such terms and conditions as may be determined by the GP. Immediately following the Closing, the Partnership will have issued and outstanding ● Ordinary LP Units (which will be held by ATSOT) and ● Exchangeable LP Units (which will be held by the Vendor). The Partnership will also have issued and outstanding one GP Unit (which will be held by the GP). The Ordinary LP Units will represent an 80.1% interest in the Partnership and the Exchangeable LP Units will represent a 19.9% interest in the Partnership.

The Ordinary LP Units and the Exchangeable LP Units will entitle the holder thereof to one vote for each whole unit held at all meetings of holders of the Units and will have economic rights that are equivalent in all material respects, except that Exchangeable LP Units will be exchangeable, directly or indirectly, on a one-for-one basis (subject to customary anti-dilution protections) for Units at the option of the holder at any time. Additionally, Exchangeable LP Units will be accompanied by Special Voting Units that will entitle the holder to receive notice of, attend and to vote at all meetings of Voting Unitholders. See "Retained Interest and Exchange Rights – Exchange Rights". Distributions on

the LP Units will be made proportionately to the holders of Ordinary LP Units and Exchangeable LP Units, such that aggregate per unit distributions on the Ordinary LP Units and Exchangeable LP Units are the same.

Distributions

The Partnership will adopt a policy to distribute its distributable cash to the extent determined prudent by the board of directors of the GP including initially a holdback equal to 10% of its Distributable Cash. Distributions will be made on the Ordinary LP Units and the Exchangeable LP Units within 15 days of the end of each month and are intended to be received by ATSOT before its related distributions to the Fund. Distributions will be payable to the holders of LP Units of record on the last day of the period in respect of which the distribution is to be paid. The Partnership may, in addition, make a distribution at any other time.

Distributable cash will represent, in general, all of the Partnership's EBITDA, after:

(a) satisfaction of its debt service obligations (principal and interest) under credit facilities or other agreements with third parties, including amounts payable under the New Credit Facilities;

(b) paying awards under the LTIP or other incentives to Management and other personnel;

(c) retaining reasonable working capital reserves, sustaining capital expenditure reserves, renewal reserves, upgrade and renovation reserves or other reserves, including reserves to stabilize distributions to the partners, as may be considered appropriate by the GP; and

(d) expenditures in excess of reserves.

Capital and other expenses, including amounts required to enable the Partnership to pay equal monthly distributions based on anticipated future distributable cash, may be financed with drawings under one or more credit facilities that may be established by the Partnership.

Distributions of distributable cash will be made in the following order of priority:

(i) first, to the holder of GP Units, 0.001% of the Partnership's income;

(ii) thereafter, to the holders of Ordinary LP Units and Exchangeable LP Units on an *parri passu* basis.

Allocation of Net Income and Losses

The income or loss of the Partnership for each fiscal year will be allocated to the GP and to the remaining partners as to 0.001% and 99.999%, respectively. The income for tax purposes of the Partnership for a particular fiscal year will be allocated to each partner other than the GP by multiplying the total income allocated to such partners by a fraction, the numerator of which is the total sum of the cash distributions received by that partner with respect to that fiscal year and the denominator of which is the total amount of the cash distributions made by the Partnership to all partners other than the GP with respect to that fiscal year. The amount of income allocated to a partner may exceed or be less than the amount of cash distributed by the Partnership to that limited partner.

If, with respect to a given fiscal year, no cash distribution is made by the Partnership to its partners, or the Partnership has a loss for tax purposes, one-twelfth of the income or loss, as the case may be, for tax purposes of the Partnership for that fiscal year will be allocated to the GP and the remaining partners at the end of each month ending in that fiscal year, as to 0.001% and 99.999%, respectively, and to each remaining partner in the proportion that the number of LP Units held at each of those dates by that partner is of the total number of LP Units issued and outstanding at each of those dates.

Income and loss of the Partnership for accounting purposes is allocated to each partner in the same proportion as income or loss is allocated for tax purposes.

The fiscal year end of the Partnership will be December 31.

Liquidation Entitlement

In the event of a dissolution of the Partnership, the GP will distribute the net proceeds from the liquidation of the Partnership (after payment of expenses and provision for adequate reserves) as follows:

(i) first, to the holders of GP Units, 0.001% of the proceeds from the liquidation; and

(ii) thereafter, to the holders of Ordinary LP Units and Exchangeable LP Units in accordance with the aggregate number of Units of each class issued and outstanding.

Reimbursement of the GP

The Partnership will reimburse the GP for all direct costs and expenses incurred in the performance of its duties under the Limited Partnership Agreement.

Limited Liability

The Partnership will operate in a manner so as to ensure, to the greatest extent possible, the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. The GP will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement unless the liability is not so limited as a result of or arising out of any act of such limited partner. The GP has no significant assets or financial resources, however, and therefore the indemnity from the GP has nominal value.

Transfer of Partnership Units

LP Units will not be transferable except in compliance with the Securityholders Agreement to the Fund or to members of the Vendor Group. Further, LP Units may not be transferred to a person who is not resident in Canada for purposes of the Tax Act. A LP Unit will not be transferable in part, and no transfer of a LP Unit will be accepted by the GP unless a transfer form, duly completed and signed by the registered holder of the LP Unit, has been remitted to the registrar and transfer agent of the GP. In addition, a transferee of a LP Unit must provide to the GP such other instruments and documents as the GP may require in appropriate form completed and executed in a manner acceptable to the GP and must pay the administration fee, if any, required by the GP. A transferee of a LP Unit will not become a partner or be admitted to the Partnership and will not be subject to the obligations and entitled to the rights of a partner under the Limited Partnership Agreement until the foregoing conditions are satisfied and such transferee is recorded on the Partnership's register of partners.

Amendments to the Limited Partnership Agreement

The Limited Partnership Agreement may only be amended with the consent of the holders of at least 66⅔% of the outstanding partnership units voted on the amendment at a duly constituted meeting or by a written resolution of partners holding more than 66⅔% of the outstanding partnership units entitled to vote at a duly constituted meeting (a "**Partnership Special Resolution**"). Notwithstanding the foregoing,

(a) no amendment will be permitted to be made to the Limited Partnership Agreement altering the ability of the limited partners to remove the GP involuntarily, changing the liability of any limited partner, allowing any limited partner to exercise control over the business of the Partnership, changing the right of a partner to vote at any meeting, adversely affecting the rights, privileges or conditions attaching to any of the LP Units or GP Units, reducing the percentage of income allocable to limited partners to below 99.999% or changing the Partnership from a limited partnership to a general partnership, in each case, without the unanimous approval of the partners;

(b) no amendment can be made to the Limited Partnership Agreement that would adversely affect the rights and obligations of any particular limited partner without similarly affecting the rights and obligations of all other limited partners without the unanimous approval of the partners; and

(c) no amendment that would adversely affect the rights and obligations of the GP, as general partner, will be permitted to be made without its consent.

The foregoing approval requirements are subject to additional restrictions on, or conditions to the approval of, amendments to the Limited Partnership Agreement pursuant to the Declaration of Trust and the Securityholders Agreement.

The GP may call meetings of partners and will be required to convene a meeting on receipt of a request in writing of the holder(s) of not less than 10% of the outstanding partnership units. Each partner is entitled to one vote for each partnership unit held. A quorum of a meeting of partners consists of one or more partners present in person or by proxy.

DESCRIPTION OF THE GP

General

The GP is a corporation incorporated under the CBCA to act as the general partner of the Partnership.

Capital of the GP

The authorized share capital of the GP consists of an unlimited number of GP Common Shares. Following the Closing, the Fund will indirectly through ATSOT own 100% of the outstanding GP Common Shares. ATSOT will acquire its GP Common Shares from the GP for nominal consideration. Each GP Common Share will entitle the holder thereof to receive notice of and to attend all meetings of shareholders of the GP and to one vote per share at such meetings (other than meetings of another class of shares of the GP). The GP Common Shares will entitle the holders thereof to receive in any year dividends as and when declared by the board of directors on the GP Common Shares. In the event of a liquidation of the GP, holders of the GP Common Shares, after payment of or other proper provision for all of the liabilities of the GP, will be entitled to share rateably in all remaining assets of the GP. The articles and by laws of the GP will contain standard restrictions, which restrict all shareholders from transferring their GP Common Shares without the consent of the directors or shareholders of the GP.

Functions and Powers of the GP

The GP will have the authority to manage the business and affairs of the Partnership, to make all decisions regarding the business of the Partnership and to bind the Partnership in respect of any such decision. The GP will be required to exercise its powers and discharge its duties honestly, in good faith and in the best interests of the Partnership and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances.

The authority and power to be vested in the GP to manage the business and affairs of the Partnership will include all authority necessary or incidental to carry out the objects, purposes and business of the Partnership, including the ability to engage agents to assist the GP to carry out its management obligations and administrative functions in respect of the Partnership and its business.

Restrictions on Authority of the GP

The authority of the GP will be limited in certain respects under the Limited Partnership Agreement. The GP is prohibited, without the prior approval of the other partners given by a Partnership Special Resolution, from dissolving the Partnership or selling, exchanging or otherwise disposing of all or substantially all of the assets of the Partnership (otherwise than in conjunction with an internal reorganization that has been approved by the Fund).

Withdrawal or Removal of the GP

The GP will be permitted to resign as general partner on not less than 180 days' prior written notice to the partners, provided that the GP may not resign if the effect thereof would be to dissolve the Partnership. The GP may be removed as general partner of the Partnership, without its consent, if: (i) the shareholders or directors of the GP pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding up of the GP, or the GP commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner agrees to act as general partner under the Limited Partnership Agreement, or (ii) a Partnership Special Resolution has been passed and a successor general partner has agreed to act as general partner under the Limited Partnership Agreement.

PLAN OF DISTRIBUTION

Pursuant to an agreement (the "**Underwriting Agreement**") dated ● , 2005, among the Fund, the Partnership, the GP, the Vendor and National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. (the "**Underwriters**"), the Fund has agreed to sell and the Underwriters have agreed to purchase on ● , 2005, or on such later date as may be agreed upon, an aggregate of ● Units at a purchase price of $10 per Unit, for an aggregate consideration of $ ● payable to the Fund by the Underwriters against delivery of the Units. The Underwriters will be paid an aggregate fee of $ ● ($0.60 per Unit). See "Use of Proceeds".

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated in certain stated

circumstances and upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units that they have agreed to purchase if any of the Units are purchased under the Underwriting Agreement.

The Fund and the Vendor have agreed with the Underwriters that, other than pursuant to the exercise of the Exchange Rights with respect to the Exchangeable LP Units and, in the case of the Vendor, transfers to other members of the Vendor Group, the Fund, and the Vendor will not, for the period ending 180 days after the Closing, issue, offer, or sell, contract to sell or otherwise dispose of, directly or indirectly, any Units or any securities convertible into or exchangeable or exercisable for Units, or publicly disclose the intention to make any such issue, offer, sale or disposition, without the prior consent of National Bank Financial Inc., which consent may not be unreasonably withheld.

The Underwriters are offering the Units subject to prior sale, when, or and if sold to the Underwriters and accepted by them, subject to approval of certain legal matters by their counsel and satisfaction or waiver of other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part and the right is reserved to close the subscription books at any time without notice.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Units ends and all stabilization arrangements relating to the Units are terminated, bid for or purchase Units. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Units if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Units is for the purpose of maintaining a fair and orderly market in the Units, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Units have not been and will not be registered under the 1933 Act or any state securities laws and may not be offered or sold in the United States or to U.S. persons except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. Accordingly, the Underwriting Agreement provides that the Units will only be offered or sold within the United States to certain qualified institutional buyers pursuant to Rule 144A under the 1933 Act and thereafter may only be re-offered or sold in the United States or to a U.S. person pursuant to the registration requirements of the 1933 Act and applicable state securities laws or an exemption therefrom. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Units outside the United States only in accordance with Regulation S under the 1933 Act. In addition, until 40 days after the Closing Date, an offer or sale of the Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with Rule 144A under the 1933 Act.

There is currently no market through which the Units may be sold and purchasers may not be able to resell securities purchased under the prospectus. Accordingly, the terms of the Offering, including the offering price of the Units, were established by negotiation between the Fund, the Vendor and the Underwriters.

Closing of the Offering is expected to take place on ● , 2005 or on any other date that may be agreed upon by the Fund and the Underwriters, but no later than ● , 2005. Subscriptions for Units will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.

Each of the Fund, ATSOT, the Partnership, the GP, the Vendor and AMG has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including, without restriction, civil liabilities under Canadian provincial securities legislation, and to contribute to any payments the Underwriters' may be required to make in respect thereof.

RELATIONSHIP BETWEEN THE FUND AND AN UNDERWRITER

The Canadian chartered bank affiliate (the "**Bank**") of ● has provided a commitment for the New Credit Facilities and will be a lender to the Partnership on Closing. Accordingly, the Fund may be considered a "connected issuer" of ● under applicable Canadian securities legislation. The net proceeds of the Offering will be used to fund a portion of the purchase price of the Acquisition. See "Funding, Acquisition and Related Transactions". See "New Credit Facilities" for a description of the New Credit Facilities including the security to be provided by the Partnership thereunder.

The decision to distribute the Units offered hereby and the determination of the terms of the Offering were made through negotiations between the Fund, the Vendor and the Underwriters. The Bank was not involved in such decision or determination, but has been advised of the issuance and terms thereof. As a consequence of the Offering, ● will receive its share of the underwriting fee payable to the Underwriters.

DETAILS OF THE OFFERING

The Offering consists of ● Units. See "Description of the Fund" for a description of the attributes of the Units.

Book Entry Form and Depository Service

Except as otherwise provided below, the Units will be issued in "book-entry only" form and must be purchased or transferred through CDS Participants in the depository service of CDS, which include securities brokers and dealers, banks and trust companies. At the Closing Date, the Fund will cause a global certificate or certificates representing the Units to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no Unitholder will be entitled to a certificate or other instrument from the Fund or CDS evidencing that Unitholder's ownership thereof, and no Unitholders will be shown on the records maintained by CDS except through a book entry account of a CDS Participant acting on behalf of such Unitholder. Each Unitholder will receive a customer confirmation of purchase from the registered dealer from which the Unit is purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book entry accounts for its CDS Participants having interests in the Units.

If (i) the Fund determines that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Units and the Fund is unable to locate a qualified successor, or (ii) the Fund at its option elects, or is required by law, to terminate the book entry system, or (iii) Unitholders determine that the continuation of the book entry system is no longer in the best interests of the Unitholders, then Units will be issued in fully registered form to Unitholders or their nominees.

Transfer of Units

Transfers of ownership in the Units will be effected only through records maintained by CDS or its nominee for such Units with respect to interests of CDS Participants, and on the records of CDS Participants with respect to interests of persons other than CDS Participants. Unitholders who are not CDS Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interest in the Units, may do so only through CDS Participants.

The ability of a Unitholder to pledge a Unit or otherwise take action with respect to such Unitholder's interest in a Unit (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Payments of Distributions

Payments of distributions on each Unit will be made by the Fund to CDS or its nominee, as the case may be, as the registered holder of the Units and the Fund understands that CDS or its nominee will forward such payments, as the case may be, to CDS Participants. As long as CDS or its nominee is the registered owner of the Units, CDS or its nominee, as the case may be, will be considered the sole owner of the Units for the purposes of receiving payments on the Units. The responsibility and liability of the Fund in respect of the Units is limited to making payment of any distribution in respect of the Units to CDS or its nominee.

PRINCIPAL UNITHOLDER

The following table shows the name and information about the securities of the Fund directly or indirectly beneficially owned or controlled by each person or company who, as at the Closing Date, will own of record, or who, to the knowledge of the Fund, will own beneficially, directly or indirectly, or exercise control or direction over more than 10% of any class or series of voting securities of the Fund. The information set forth in the following table is presented on a pro forma basis reflecting the exchange of LP Units owned or controlled by the Vendor for Units of the Fund.

Name	Number of Units of the Fund Owned(1)	Type of Ownership	Percentage Owned
ATS Andlauer Transportation Services Inc.	●	Direct	● %

Notes:

(1) The Vendor will own ● Exchangeable LP Units that will be exchangeable for Units on a one-for-one basis. See "Retained Interest and Exchange Rights". The Vendor is owned by the Existing Shareholders.

CONSOLIDATED CAPITALIZATION OF THE FUND

The following table sets out the capitalization of the Fund as at August 22, 2005, both before and after giving effect to the Offering.

Designation	Authorized	At August 22, 2005	Pro Forma as at August 22, 2005 after giving effect to the Offering and the Acquisition
Bank Indebtedness(1)	N/A	$ nil	$ ●
Units(2)(3)(4)	Unlimited	$ 10 (1 Unit)	$ ● (● Units)
Special Voting Units	Unlimited	—	$ nil
Exchangeable LP Units(3)	Unlimited	—	$ ● (● Units)

Notes:

(1) The Partnership expects to draw down approximately $ ● under the New Credit Facilities on Closing. See "Funding, Acquisition and Related Transactions" and "New Credit Facilities".

(2) The Fund was initially settled on August 22, 2005 with $10.

(3) After Closing, the Vendor will own a total of ● Exchangeable LP Units. The Exchangeable LP Units are exchangeable indirectly at any time after a period of 180 days following the Closing for Units on a one-for-one basis as described under "Retained Interest and Exchange Rights — Exchange Rights".

(4) Net of the Offering costs and Underwriters' fee estimated to be $ ● .

NEW CREDIT FACILITIES

On or before the Closing, the Partnership intends to enter into the New Credit Facilities with a Canadian chartered bank providing for a $ ● million revolving credit facility. Security for the New Credit Facilities will include security on substantially all of the Partnership's assets, including accounts receivable. Interest on the New Credit Facilities will be payable, depending on certain financial ratios, between the lender's Canadian prime rate plus ● % and ● % and between the bankers' acceptance rate plus ● % and ● %. The proposed New Credit Facilities will be subject to customary terms and conditions, including limits on incurring additional indebtedness or granting encumbrances without the consent of the lender. The terms of the proposed New Credit Facilities will be subject to change from time to time. The New Credit Facilities may in certain circumstances restrict the ability of the Partnership to pay distributions to the holders of LP Units and of the Fund to pay distributions to Unitholders if the payment would result in a default under the New Credit Facilities. It is expected that approximately $ ● million will be drawn down under the New Credit Facilities on Closing. See "Funding, Acquisition and Related Transactions".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet Duckworth & Palmer LLP, counsel to the Fund, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Units who acquires Units pursuant to this Offering and who, for purposes of the Tax Act, is resident in Canada, deals at arm's length with the Fund and holds the Units as capital property (a "**Holder**"). Generally, Units will be considered to be capital property to a Holder provided that the Holder does not hold the Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Holders should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a Holder that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act or a "specified financial institution" or to a Holder an interest in which is a "tax shelter investment" (all within the meaning of the Tax Act). Such Holders should consult their own tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of Units acquired pursuant to this Offering.

This summary is based upon the facts set out in this prospectus, the provisions of the Tax Act in force at the date hereof and counsels' understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency ("**CRA**"), all in effect as of the date hereof. There can be no assurance that CRA will not change its administrative policies and assessing practices. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus ("**Tax Proposals**") and certificates as to certain factual matters. This summary assumes that the Tax Proposals will be enacted as proposed, but there can be no assurance that the Tax Proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by judicial, governmental or legislative decision or action, or any changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in the prospectus.

This summary is not exhaustive of all possible Canadian income tax considerations applicable to an investment in Units. Moreover the income and other tax consequences of acquiring, holding or disposing of Units will vary depending on the Holder's particular circumstances, including the province(s) or territory(ies) in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any prospective purchaser of Units or any Holder. Prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

Status of the Fund

Mutual Fund Trust

This summary assumes that the Fund will qualify as a "mutual fund trust" as defined in the Tax Act from the date of its settlement and will thereafter continuously qualify as a mutual fund trust at all relevant times, and that the Fund will validly elect to be deemed to be a "mutual fund trust" from the date of its settlement. This summary also assumes that the Fund is not established or maintained primarily for the benefit of Non-residents. If the Fund were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described below would, in some respects, be materially different.

Qualified Investment

Provided the Fund is, on Closing, a mutual fund trust within the meaning of the Tax Act, Units will be, at that time, qualified investments for Exempt Plans subject to the specific provisions of any particular plan. If the Fund ceases to qualify as a mutual fund trust under the Tax Act, the Units will not be qualified investments under the Tax Act for Exempt Plans. Redemption Notes received as a result of a redemption *in specie* of Units may not be qualified investments for Exempt Plans and this could give rise to adverse consequences to such plan or the annuitant or beneficiary under that plan. Accordingly, Exempt Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.

Taxation of the Fund

The taxation year of the Fund is the calendar year. In each taxation year, the Fund will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains computed in accordance with the detailed provisions of the Tax Act, less the portion thereof that it deducts in respect of the amounts paid or payable or deemed to be paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Fund or if the Unitholder is entitled in that year to enforce payment of the amount. The income for purposes of the Tax Act of the Fund for each taxation year will include such amount of the Fund's income for tax purposes, including net taxable capital gains, as is paid or becomes payable or deemed to be paid or payable to the Fund in the year in respect of the ATSOT Units. The Fund will generally not be subject to tax on any amounts received as distributions on the ATSOT Units that are in excess of the income of ATSOT that is paid or payable or deemed to be paid or payable by ATSOT to the Fund in a year, which amounts will generally reduce the adjusted cost base of the ATSOT Units. Where the adjusted cost base of the ATSOT Units would otherwise be a negative amount, the Fund will be deemed to realize a capital gain in such amount in that year, and its adjusted cost base of the ATSOT Units at the beginning of the next taxation year will then be nil.

In computing its income for purposes of the Tax Act, the Fund may deduct reasonable administrative costs and other expenses incurred by it for the purpose of earning income.

Under the Declaration of Trust, all of the income of the Fund for each year other than taxable capital gains (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any net capital gains realized by the Fund (computed in accordance with the detailed provisions of the Tax Act) in the year (excluding any capital gains or income which may be realized by the Fund upon a transfer *in specie* of the Fund's assets to redeeming Unitholders in connection with a redemption of Units and designated by the Fund as income or capital gains paid or payable to the redeeming Unitholders) will be payable in the year to the Unitholders by way of cash distributions, subject to the exceptions described below. Counsel has been advised that the Fund intends to make distributions in each year to Unitholders in an amount sufficient to ensure that the Fund will generally not be liable for tax under Part I of the Tax Act in any year (after taking into account any applicable tax refunds to the Fund).

Income of the Fund that is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distributions will be distributed to holders of Units in the form of additional Units. Income of the Fund payable to Unitholders, whether in cash or additional Units will generally be deductible by the Fund in computing its taxable income.

Losses incurred by the Fund cannot be allocated to Unitholders, but can be deducted by the Fund in future years in computing its taxable income, in accordance with the Tax Act. In the event the Fund would otherwise be liable for tax on its net realized taxable capital gains for a taxation year, it will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for such tax by an amount determined under the Tax Act based on the redemption of Units during the year (the "**capital gains refund**"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Fund's tax liability for the taxation year arising in connection with the transfer of property *in specie* to redeeming Holders on the redemption of Units. The Declaration of Trust provides that all or a portion of any capital gain or income realized by the Fund in connection with such redemptions may, at the discretion of the trustees, be treated as capital gains or income paid to, and designated as capital gains or income of, the redeeming Unitholder. Such income or the taxable portion of any capital gain so designated must be included in the income of the redeeming Unitholders (as income or taxable capital gains) and will be deductible by the Fund in computing its income.

Taxation of ATSOT

The taxation year of ATSOT is the calendar year. ATSOT will be taxable on its income determined under the Tax Act for each year, which will include its allocated share of the taxable income of the Partnership for the fiscal period of the Partnership ending on or before the year end of ATSOT, except to the extent such income is paid or payable or deemed to be paid or payable in such year to the Fund, the sole unitholder of ATSOT, and is deducted by ATSOT in computing its income for tax purposes. ATSOT will generally be entitled to deduct its expenses incurred to earn income from a business or property provided such expenses are reasonable and otherwise deductible under the relevant provisions of the Tax Act. Under the Trust Declaration of ATSOT, all of the income of ATSOT for each year other than taxable capital gains (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Tax Act),

together with the taxable and non-taxable portion of any capital gains realized by ATSOT in the year, will generally be payable in the year to the Fund, the sole unitholder of ATSOT. Counsel has been advised that ATSOT generally intends to make distributions in each year to the Fund, its sole unitholder, in an amount sufficient to ensure that ATSOT will not be liable for tax under Part I of the Tax Act in any year.

Taxation of the Partnership

The Partnership is not subject to tax under the Tax Act. Generally, each partner of the Partnership, including ATSOT, is required to include in computing the partner's income the partner's share of the income or loss of the Partnership for its fiscal year ending in, or coincidentally with, the partner's taxation year end, whether or not any such income is distributed to the partner in the taxation year. For this purpose, the income or loss of the Partnership will be computed for each fiscal year as if the Partnership were a separate person resident in Canada. In computing the income or loss of the Partnership, deductions may generally be claimed in respect of its administrative and other expenses incurred for the purpose of earning income from business or property to the extent they are not capital in nature and do not exceed a reasonable amount and available capital cost allowances. The Partnership may also deduct from its income for the year a portion of the reasonable expenses incurred by the Partnership to issue securities in connection with the Offering. The portion of such issue expenses deductible by the Partnership in a taxation year is 20% of such issue expenses, pro-rated where the Partnership's taxation year is less than 365 days. The income or loss of the Partnership for a fiscal year will be allocated to the partners of the Partnership, including the ATSOT, on the basis of their respective share of such income or loss as provided in the Limited Partnership Agreement, subject to the detailed rules in the Tax Act. Generally, distributions to partners in excess of the income of the Partnership for a fiscal year will result in a reduction of the adjusted cost base of the partner's units in the Partnership by the amount of such excess. If, as a result, the ATSOT's adjusted cost base at the end of a taxation year of its units in the Partnership would otherwise be a negative amount, the ATSOT will be deemed to realize a capital gain in such amount for that year, and the ATSOT's adjusted cost base at the beginning of the next taxation year of its units in the Partnership will then be nil. If the Partnership were to incur losses for tax purposes, the ATSOT's ability to deduct such losses may be limited by certain rules under the Tax Act.

Distributions

A Holder is generally required to include in computing income for a particular taxation year the portion of the net income for tax purposes of the Fund for that year, including net realized taxable capital gains, that is paid or payable or deemed to be paid or payable to the Holder in that year, whether that amount is received in cash, additional Units or otherwise.

The non-taxable portion of any net realized capital gains of the Fund that is paid or payable or deemed to be paid or payable to a Holder in a taxation year will not be included in computing the Holder's income for the year. Any other amount in excess of the net income of the Fund that is paid or payable or deemed to be paid or payable to a Holder in a year will not generally be included in the Holder's income for the year. However, where such an amount is paid or payable to a Holder, other than as proceeds of disposition or deemed disposition of Units or any part thereof, the adjusted cost base of the Units held by the Holder will be reduced by such amount (except to the extent that it represents the Holder's share of the non-taxable portion of the net realized capital gains of the Fund for the year, the taxable portion of which was designated by the Fund in respect of the Holder). Where reductions to a Holder's adjusted cost base of Units for the year will result in the adjusted cost base becoming a negative amount, such amount will be treated as a capital gain realized by the Holder in the year and the Holder's adjusted cost base of the Units at the beginning of the next year will then be nil.

Provided that appropriate designations are made by the Fund, such portions of its net taxable capital gains, taxable dividends received or deemed to be received on shares of taxable Canadian corporations and foreign source income as are paid or payable or deemed to be paid or payable to a Holder will effectively retain their character and be treated as such in the hands of the Holder for the purposes of the Tax Act, and Holders may be entitled to claim a foreign tax credit for foreign taxes paid by the Fund. To the extent that amounts are designated as having been paid to Holders out of the net taxable capital gains of the Fund, such designated amounts will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains described below. To the extent that amounts are designated as having been paid to Unitholders out of taxable dividends received or deemed to be received on shares of taxable Canadian corporations, the normal gross-up and dividend tax credit provisions will be applicable in respect of Holders who are individuals, the refundable tax under

Part IV of the Tax Act will be payable by Holders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, the deduction in computing taxable income will be available to Holders that are corporations, and an additional refundable 6⅔% tax will be payable by Holders that are Canadian-controlled private corporations in certain circumstances.

Dispositions of Units

Upon the disposition or deemed disposition by a Holder of a Unit, whether on redemption or otherwise, the Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Fund that is otherwise required to be included in the Unitholder's income (such as an amount designated as payable by the Fund to a redeeming Unitholder out of capital gains or income of the Fund as described above).

For the purpose of determining the adjusted cost base to a Holder of Units, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before that acquisition. The adjusted cost base of a Unit to a Holder will include all amounts paid by the Holder for the Unit, with certain adjustments. The cost to a Holder of Units received in lieu of a cash distribution of income of the Fund will be equal to the amount of such distribution that is satisfied by the issuance of such Units.

Where the redemption price for Units is paid by the issuance of Redemption Notes or Trust Assets to the redeeming Holder, the proceeds of disposition to the Holder of the Units will be equal to the fair market value of the property so transferred less the portion of any income or capital gain realized by the Fund in connection with the redemption of those Units that has been designated by the Fund as payable to the redeeming Holder as described above. Where the Fund has designated such capital gain or income as payable to a redeeming Holder, the Holder will be required to include in income such income and the taxable portion of the capital gain so designated. The adjusted cost base of the Redemption Notes or Trust Assets transferred by the Fund to a Holder upon an *in specie* redemption of Units by that Holder will generally be equal to the fair market value of such notes at the time of transfer less, where applicable, any accrued but unpaid interest on such notes at that time. The Holder will thereafter be required to include in income interest on any such notes or income in respect of such Trust Assets in accordance with the provisions of the Tax Act. To the extent that the Holder is thereafter required to include in income any interest accrued to the date of the acquisition of Redemption Notes, or if applicable, other Trust Assets by the Holder, an offsetting deduction will be available.

Capital Gains and Capital Losses

One-half of any capital gain realized by a Holder and the amount of any net taxable capital gains designated by the Fund in respect of a Holder will be included in the Holder's income as a taxable capital gain. One-half of any capital loss realized by a Holder on a disposition or deemed disposition of Units may generally be deducted only from taxable capital gains of the Holder in accordance with the provisions of the Tax Act.

Where a Holder that is a corporation or trust (other than a mutual fund trust) disposes of a Unit, the Holder's capital loss from the disposition will generally be reduced by the amount of any dividends received by the Fund previously designated by the Fund to the Holder, except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Alternative Minimum Tax

In general terms, net income of the Fund, paid or payable or deemed to be paid or payable to a Holder who is an individual or a certain type of trust, that is designated as taxable dividends or as net taxable capital gains and capital gains realized on the disposition of Units may increase the Holder's liability for alternative minimum tax.

RISK FACTORS

Investing in the Units involves risks. In addition to the other information contained in this prospectus, prospective investors should carefully consider the risk factors set out below in making an investment decision with respect to the Fund and the Units. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus. These risks and uncertainties are not the only ones facing the Fund and the Partnership. Additional risks and uncertainties not currently known to the Fund or the Partnership, or that the Fund or the Partnership currently considers immaterial, may also impair the operations of the Fund or the Partnership. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of the Partnership, and the ability of the Fund to make distributions on the Units, could be materially adversely affected.

Risks Relating to the Partnership and its Business

General Economic Conditions

The price of fuel, equipment, and other input costs, insurance costs, interest rates, fluctuations in customers' business cycles and national and regional economic conditions are economic factors over which the Partnership has little or no control. Demand for transportation services is closely linked to the state of the overall economy. Consequently, a decline in general economic growth may adversely impact the Partnership's performance. In addition, significant increases in fuel prices, equipment prices, other input prices, interest rates or insurance costs, to the extent not offset by increases in transportation rates or contractual surcharges, or disruptions in fuel supply, would reduce profitability and could adversely affect the Partnership's ability to service its debts or maintain distributions. There can be no assurance of the Partnership's ability to pass on fuel or other cost increases in the future and, in such event, cash distributions may be reduced. The Partnership cannot predict the impact of future economic conditions and there is no assurance that the operations of the Partnership will continue to be profitable.

Competition

ATS Andlauer faces competition from a variety of national and regional competitors. Many of these competitors have strong financial, marketing and other resources. There can be no assurance that ATS Andlauer will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on ATS Andlauer's results of operations and financial condition, and on the amount of cash available for distribution to Unitholders.

Reliance on Major Customers; Contract Renewals

ATS Andlauer's top five customers accounted for approximately 25.3% of the Partnership's revenue for the year ended October 31, 2004, and the largest customer accounted for approximately 7.6% of such revenue (see "Business of ATS Andlauer – Diversified and Long-Term Customer Relationships"). Although a significant percentage of ATS Andlauer's customers are under contract, most of those contracts can be terminated on short notice. In addition, most of ATS Andlauer's customer contracts will be subject to renewal annually. There can be no assurance that ATS Andlauer's current customers will continue their relationships with the Partnership or that contracts that come up for renewal will be renewed or, if they are renewed, that customers will contract for the same volume amounts to be transported or that they will pay the same rates and surcharges as they have in the past. The loss of one or more major customers, the failure to renew customer contracts, or any decrease in transportation volumes purchased or prices paid or any other changes to the terms of service under renewed contracts could have a material adverse effect on the Partnership's profitability and, as a result, the amount of cash available for distribution to Unitholders. A significant portion of ATS Andlauer's customer contracts, including contract renewals, are subject to competitive tender processes, and there can be no assurance that the Partnership will be successful in acquiring new business or retaining existing business subject to competitive tender.

Dependence on Personnel

The success of ATS Andlauer has been largely dependent on the skills and expertise of its management personnel, particularly, Michael Andlauer, the President and Chief Executive Officer of the GP. The continued success of the Partnership will be dependent upon its ability to retain the services of such personnel and recruit and retain other key

employees for its business. Currently, ATS Andlauer does not carry "key man" insurance that would compensate it for the loss of any of its senior executives.

The failure to attract and retain a sufficient number of qualified drivers and owner-operators could also have a material adverse effect on the profitability of the Partnership. Any shortage of qualified drivers and/or owner operators may result in the inability of the Partnership to accept new customers or the inability of the Partnership to meet existing customer obligations. It would also be expected to result in an escalation of compensation levels for drivers/owner-operators and other hourly paid employees, which the Partnership may not be successful in offsetting through transportation rate increases. Any of the foregoing could result in a material adverse affect on the Business resulting in a reduction in cash available for distribution to Unitholders.

Labour Relations

The success of the Partnership's business depends on a large number of employees and independent contractors. Although none of the Partnership's employees are currently unionized, any organized work stoppage or other similar job action may have a material adverse effect on the Partnership's business, financial condition, liquidity and results of operations. In addition, there can be no assurance that some or all of the employees of the Partnership will not unionize in the future. Such an occurrence could increase labour costs and thereby have a material adverse effect on the Partnership's business, financial condition, liquidity and results of operations.

Insurance

ATS Andlauer's operations are subject to risks normally inherent in the transportation industry, including potential liability, which could result from, among other circumstances, personal injury or property damage arising from motor vehicle accidents. The availability of, and ability to collect on, insurance coverage for these types of liabilities is subject to factors beyond the control of the Partnership. In addition, the Partnership may become subject to liability hazards in circumstances where it cannot or may elect not to insure (because of high premium costs or other reasons), or for occurrences that exceed maximum coverage under its policies. ATS Andlauer has no control over changing conditions and pricing in the insurance marketplace and the cost or availability of various types of insurance may change in the future. To the extent that any future increase in costs cannot be passed on to ATS Andlauer's customers in increased transportation rates, increases in insurance costs could reduce future profitability and reduce cash available for distribution to Unitholders. Further, the inability to obtain insurance in the future for certain types of losses may require ATS Andlauer to limit the services it provides or the areas in which it operates thereby reducing the revenues of the Business and potentially reducing the cash available for distribution. Lastly, the occurrence of a significant uninsured loss could have a material adverse effect upon the Business and reduce cash available for distribution to Unitholders.

Information Technology

ATS Andlauer has made significant investments in information technology and relies on its information systems to support its business model. In the event that irreparable damage was caused to ATS Andlauer's information systems and databases or the information contained in its information systems was lost, ATS Andlauer's operational ability would be impaired and its ability to provide service to its customers compromised. In such event, ATS Andlauer's financial condition, results of operation, and the amount of cash available for distribution to Unitholders could be materially adversely affected.

Use of Third Party Transportation Providers

As an air freight forwarder, ATS Andlauer purchases air cargo capacity from aircraft operators. Changes in the availability or price for air cargo could have a material adverse effect on ATS Andlauer's operations and financial condition thereby reducing cash available for distribution to Unitholders.

ATS Andlauer routinely purchases linehaul services from truckload carriers. Changes in the availability or price of such services could have a material adverse effect on ATS Andlauer's operations and financial condition thereby reducing cash available for distribution to Unitholders.

Litigation

ATS Andlauer is currently involved in certain legal proceedings and although Management does not believe that an adverse decision in any such proceedings would have a material adverse effect on the financial condition of ATS Andlauer, the outcome of litigation cannot be predicted with certainty. A significant judgment against ATS Andlauer,

or the imposition of a significant fine or penalty, as a result of a finding that ATS Andlauer has failed to comply with laws or regulations could have a material adverse effect on ATS Andlauer and the amount of cash available for distribution to Unitholders.

Weather

Harsh weather conditions can impede the transportation of goods and increase operating costs or reduce customers' or their consignees' requirements for goods, which can have a material adverse effect on ATS Andlauer's cash flow and, as a result, cash available for distribution to Unitholders. In addition, unusual weather patterns, including extended periods of precipitation or lack of precipitation can have a similar adverse impact.

Regulation

Notwithstanding that the transportation industry is largely deregulated in terms of entry into the industry, each carrier must obtain a license from or register with provincial regulatory authorities in order to carry goods extra-provincially or to transport goods within any province. Regulation of the operations of transportation companies has become more stringent over time and is expected to continue to do so going forward. Changes in regulations applicable to ATS Andlauer could increase operating costs and have a material adverse effect on ATS Andlauer's operations and financial condition thereby reducing cash available for distribution to Unitholders.

The right to continue to hold applicable licenses and permits is generally subject to maintaining satisfactory compliance with regulatory and safety guidelines, policies and regulations. Although ATS Andlauer is committed to compliance and safety, there is no assurance that ATS Andlauer will be in full compliance at all times with such guidelines, policies and regulations. Consequently, at some future time, ATS Andlauer could be required to incur significant costs to maintain or improve its compliance record.

Environmental Considerations

ATS Andlauer and its operations and properties are subject to extensive federal, provincial, municipal and local environmental laws and requirements relating to, among other things, air emissions, the management of contaminants including hazardous materials (including the generation, handling, storage, transportation and disposal of such contaminants), discharges and the remediation of environmental impacts (such as the contamination of soil and water, including ground water). See "Business of ATS Andlauer — Environmental".

The risk of environmental liability is inherent in transportation operations, historic activities associated with such operations and the ownership, management or control of real estate. Canadian laws generally impose potential liability on the present or former owners or occupants of properties on which contamination has occurred. Although Management is not aware of any contamination which, if remediation or clean-up were required, would have a material adverse effect on ATS Andlauer, there can be no assurance that ATS Andlauer will not be required, at some future date, to incur significant costs to comply with environmental laws, or that its operations, business, assets or cash flow will not be materially adversely affected by current or future environmental laws.

Potential Unknown Liabilities

In connection with the Acquisition, there may be unknown liabilities assumed by the Partnership, including those associated with prior acquisitions and dispositions by the Vendor as well as environmental issues, for which the Partnership may not be indemnified pursuant to the indemnities provided under the Acquisition Agreement. In particular, to the extent that the Vendor, as the previous owner of the Business, failed to comply with or otherwise violated applicable laws, including environmental or health and safety laws, the Partnership may be legally and financially responsible for these violations. The discovery of any material liabilities could have a material adverse effect on the financial condition and results of operations of the Partnership and, as a result, the amount of cash available for distribution to Unitholders. The Vendor will provide certain representations and warranties to the Partnership under the Acquisition Agreement and will agree to indemnify the Partnership for breaches of representation and warranties. However, as the Vendor is expected to have limited assets and financial resources, other than its interest in the Partnership, this indemnity may have nominal value. See "Principal Agreements — Acquisition Agreement".

Capital Expenditures

The timing and amount of capital expenditures made by the Partnership will directly affect the amount of cash available for distribution to Unitholders. In the event that the Partnership's capital costs escalate, there is no assurance

that the Partnership will be able to recover such increased costs through rate increases to its customers, and in such event, cash available for distribution to Unitholders may be reduced.

Leverage and Restrictive Covenants

The ability of the Fund and the Partnership to make distributions or make other payments or advances will be subject to applicable laws and contractual restrictions in the instruments governing any indebtedness of those entities (including the New Credit Facilities). The degree to which the Partnership is leveraged could have important consequences for Unitholders including: (i) the Partnership's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) all or part of the Partnership's cash flow from operations may be dedicated to the payment of the principal of and interest on the Partnership's indebtedness, thereby reducing funds available for future operations or for distribution to Unitholders; (iii) certain of the Partnership's borrowings will be at variable rates of interest, which exposes the Partnership to the risk of increased interest rates; and (iv) the Partnership may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may adversely impact the Partnership's cash flow and, as a result, the amount of cash available for distribution to Unitholders.

Interest expense has been estimated for the purpose of estimating distributable cash of the Fund based on current market conditions that are subject to fluctuations. Such fluctuations could result in an unanticipated material increase in interest rates that could in turn have a material adverse effect on cash available for distribution to Unitholders. See "Distributable Cash of the Fund".

The proposed New Credit Facilities will contain numerous restrictive covenants that limit the discretion of Management with respect to certain business matters. These covenants will place significant restrictions on, among other things, the ability of the Partnership to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the New Credit Facilities will contain a number of financial covenants that require the Partnership to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in the New Credit Facilities could result in a default, which, if not cured or waived, could result in a termination of distributions by the Partnership and permit acceleration of the relevant indebtedness. If the indebtedness under the New Credit Facilities were to be accelerated, there can be no assurance that the assets of the Partnership would be sufficient to repay in full that indebtedness.

Any failure of the Partnership to repay or refinance any or all of the New Credit Facilities at its maturity date on acceptable terms or to comply with applicable covenants under its credit facilities could have a material adverse effect on the Partnership and its cash flow and, as a result, the amount of cash available for distribution to Unitholders and the value of the Units. There is no assurance that the Partnership will be able to refinance any or all of the New Credit Facilities at their maturity date on acceptable terms, or on any basis.

Availability of Future Financing

Management expects that ATS Andlauer's principal sources of funds following the Offering will be cash generated from its operating activities and borrowing capacity under the New Credit Facilities. Management believes that funds from these sources will provide ATS Andlauer with sufficient liquidity and capital resources to meet its current and future financial obligations at existing business levels. Despite Management's expectations, however, ATS Andlauer may require additional equity or debt financing to meet its financing requirements. There can be no assurance that this financing will be available when required or available on commercially favourable terms or on terms that are otherwise satisfactory to ATS Andlauer, in which event the financial condition of ATS Andlauer may be materially adversely effected and the amount of cash available for distribution to Unitholders may be reduced.

Ability to Sustain and Manage Growth

ATS Andlauer may not be able to carry out its strategy, which includes the possible acquisition of other transportation companies, which depends in part on the availability of suitable candidates at valuations accretive to ATS Andlauer and the availability of required financing. In addition, ATS Andlauer may face competition for acquisitions from other participants in the transportation industry and from financial buyers with greater financial resources. Furthermore, there can be no assurance that, if ATS Andlauer acquires what it considers to be a suitable candidate in accordance with its growth strategy, ATS Andlauer will be able to successfully integrate the operations of the acquired company into ATS Andlauer's operations on an accretive basis.

Absence of Operating History as a Public Company

Although Management has substantial experience in the freight transportation industry, it has limited experience operating ATS Andlauer as a public entity. To operate effectively, the Partnership will be required to continue to implement changes in certain aspects of its business, improve and expand its management information systems and develop, manage and train management level and other employees to comply with on-going public company requirements. Failure to take such actions, or delay in the implementation thereof, could adversely affect the Partnership's business, financial condition, liquidity and results of operations.

Dependence on External Funding Sources

ATS Andlauer has historically relied on its reinvested earnings and loans from related parties to finance expansion and on-going operations. Upon completion of the Offering and the Acquisition, the Partnership, like other public transportation companies, will rely significantly on external funding sources to finance its operations and growth. Management currently believes that the Partnership's cash flow from operations and funds available under the New Credit Facilities will satisfy the Partnership's capital requirements for the next 12 months. The Partnership's ability to obtain additional financing will be dependent upon its future operating performance, general economic and competitive conditions and financial, business and other factors, many of which are beyond the Partnership's control.

Risks Relating to the Structure of the Fund and the Offering

Dependence on ATSOT and the Partnership

Cash distributions to Unitholders will be entirely dependent on the ability of ATSOT to make distributions on the ATSOT Units. Payments by ATSOT will depend, in turn, on the ability of the Partnership to satisfy its debt service obligations under the New Credit Facilities and the Partnership's ability to pay distributions on the Ordinary LP Units.

Distributions to Unitholders will be entirely dependent on the ability of the Partnership to pay its operating expenses and to pay distributions. The sole source of cash flow of the Partnership is the operation of the Partnership. In the conduct of its business, the Partnership pays expenses and incurs debt and other obligations to third parties. These expenses, debts and obligations could impact the Partnership's ability to produce positive operating results.

The Partnership is entirely dependent upon its business operations to pay distributions to ATSOT, and the Partnership's ability to do so is subject to the risks encountered by the Partnership in the operation of its business, including the risks relating to the Canadian freight transportation industry referred to above, and the results of operations and financial condition of the Partnership.

Absence of Prior Public Market for Units

Prior to the Offering, there has been no public market for the Units. The offering price has been determined by negotiation between the Fund and the Underwriters and may not reflect the price at which the Units will trade following Closing. In addition, there can be no assurance that an active trading market will develop in the Units on an ongoing basis.

Unpredictability and Volatility of Unit Price

A publicly traded income trust will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Units will trade cannot be predicted. The market price of the Units could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. The annual yield on the Units as compared to the annual yield on other financial instruments may also influence the price of Units in the public trading markets. An increase in market interest rates will result in higher yield on other financial instruments, which could adversely affect the market price of the Units.

In addition, the securities markets have experienced significant market wide and sectoral price and volume fluctuations from time to time that often have been unrelated or disproportionate to the operating performance of particular issuers. Such fluctuations may adversely affect the market price of the Units.

Nature of Units

The Units are hybrid securities in that they share certain attributes common to both equity securities and debt instruments. The Units do not represent a direct investment in ATSOT or the Partnership and should not be viewed as securities of ATSOT or the Partnership. As holders of Units, Unitholders do not have the statutory rights normally

associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. In addition, the benefit of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada), the *Bankruptcy and Insolvency Act* (Canada) and, in some cases, the *Winding Up and Restructuring Act* (Canada), may not be applicable to the Fund. The Units represent a fractional interest in the Fund. The Fund's only assets will initially be the ATSOT Units. The price per Unit is a function of anticipated distributable cash of the Fund.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although the Fund qualified on the Closing of the Offering as a "mutual fund trust" as defined by the Tax Act, the Fund is not a "mutual fund" as defined by applicable securities legislation.

Cash Distributions

Although the Fund intends to distribute the cash it receives, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by the Partnership and ATSOT and paid to the Fund. The actual amounts of distributions paid by the Fund to the Unitholder will depend upon numerous factors, including profitability, debt covenants and obligations, the availability and cost of acquisitions, fluctuations in working capital, the timing and amount of capital expenditures, applicable law and other factors beyond the control of the Fund, ATSOT and the Partnership. Cash distributions are not guaranteed and will fluctuate with the Partnership's performance. The Partnership and ATSOT have the discretion to establish cash reserves for the proper conduct of their business. Adding to these reserves in any year would reduce the amount of cash available for distribution by the Fund in that year. There can be no assurance as to the levels of cash distributions to be paid by the Fund, if any. The Fund will also incur expenses as a public issuer, an estimate for which is included in the analysis of the Fund's estimated distributable cash for the 12 months ended April 30, 2005 set out under "Summary of Distributable Cash of the Fund". Should that estimate prove inadequate or if unanticipated public issuer expenses are incurred, it would reduce cash available for distribution. The market value of the Units may deteriorate if the Fund is unable to meet its cash distribution targets in the future, and such deterioration may be material.

Cash-on-Cash Yield

Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash-on-cash yield should not be construed as an alternate to net income as determined by GAAP. **Investors are also cautioned that cash-on-cash yield may represent a blend of return of investors' initial investment and a return on investors' initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

Structural Subordination of the Units

In the event of a bankruptcy, liquidation or reorganization of the Partnership or any of the Fund's other subsidiaries, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of the Partnership and those subsidiaries before any assets are made available for distribution to the Fund. The Units will be effectively subordinated to most of the indebtedness and other liabilities of the Partnership and the Fund's other subsidiaries. Neither the Partnership nor any of the Fund's other subsidiaries will be limited in its ability to incur secured or unsecured indebtedness.

Leverage and Restrictive Covenants

The Partnership will have third party debt service obligations under the New Credit Facilities and any replacement or other credit facilities. See "New Credit Facilities". The degree to which the Partnership is leveraged could have important consequences to the holders of the Units, including: (i) a portion of the Partnership's cash flow from operations will be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for distribution to the Fund; (ii) certain of the Partnership's borrowings will be at variable rates of interest, which exposes the Partnership to the risk of increased interest rates. The Partnership's ability to make scheduled payments of principal and interest on, or to refinance, its indebtedness will depend on its future operating performance

and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control.

The New Credit Facilities will contain certain customary operating covenants that limit the discretion of Management with respect to certain business matters. These covenants will place restrictions on, among other things, the ability of the Partnership to incur additional indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. A failure to comply with the obligations in the agreements in respect of the New Credit Facilities could result in an event of default which, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under the New Credit Facilities were to be accelerated, there can be no assurance that the Partnership's assets would be sufficient to repay in full that indebtedness.

The Partnership may need to refinance its available credit facilities or other debt and there can be no assurance that the Partnership will be able to do so or be able to do so on terms as favourable as those in place on the Closing. If the Partnership is unable to refinance these credit facilities or other debt, or is only able to refinance these credit facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on the Partnership's financial position, which may result in a reduction or suspension of cash distributions to Unitholders. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive that the terms of the existing credit facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions.

Restrictions on Potential Growth

The payout by the Partnership of substantially all of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Partnership and its cash flow.

Tax Related Risks

The income of the Partnership, ATSOT and the Fund must be computed and will be taxed in accordance with Canadian tax laws, all of which may be changed in a manner that could adversely affect the amount of distributable cash. There can be no assurance that Canadian income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects. The Declaration of Trust provides that an amount equal to the taxable income of the Fund will be distributed each year to Unitholders in order to eliminate the Fund's taxable income and provides that additional Units may be distributed to Unitholders in lieu of cash distributions. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for Exempt Plans. The Fund will endeavour to ensure that the Units continue to be qualified investments for Exempt Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments in such plans and there is no assurance that the conditions prescribed for such qualified investments will be adhered to at any particular time.

Finally, if the Fund ceases to qualify as mutual fund trust for purposes of the Tax Act, the Fund may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Fund will affect the amount of cash available for distribution by the Fund and may have adverse consequences for Unitholders.

On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act that, if adopted, may cause the Fund to lose its status as a mutual fund trust in certain circumstances. Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of Non-residents unless all or substantially all of its property is property other than "taxable Canadian property" as defined in the Tax Act. Based on a certificate from the Fund, the Fund will adopt mechanisms to ensure that the Fund is not maintained primarily for the benefit of Non-residents. These draft amendments to the Tax Act provide that a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more Non-residents or Non-Canadian Partnerships (as defined herein) is more than 50% of the aggregate fair market value of all the units issued by a trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more

than 50% of the aggregate fair market value of Units of the Fund were held by Non-residents and Non-Canadian Partnerships, the Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to implement certain measures proposed in September 16, 2004 draft amendments. However, such Notice did not include the above-mentioned proposal concerning mutual funds maintained primarily for the benefit of Non-residents. In addition, the Minister of Finance (Canada) announced on December 6, 2004 and in the 2005 Federal Budget that further discussions will be pursued with the private sector in this respect.

Trusts governed by registered pension plans, pension corporations and other "designated taxpayers" (but not trusts governed by Exempt Plans) may be subject to penalty taxes in respect of the holding of Units under the Proposed Amendments to the Tax Act announced in March 2004. However, in May 2004, the Minister of Finance (Canada) announced that the implementation of these proposals is suspended pending further consultation with interested parties, following which further legislative proposals will be announced. This was reiterated by the Minister of Finance (Canada) in September 2004 and in the 2005 Federal Budget. **Such investors should consult their own tax advisors before purchasing Units.**

Future Sales of Units by the Vendor

Upon the Closing, the Vendor will hold approximately 19.9% of the outstanding Units (assuming the exchange for Units of all of the Exchangeable LP Units). If the Vendor sells a substantial number of its Units in the public market, the market price of the Units could fall. The perception among the public that such sales may occur could also result in a reduction in the market price of the Units.

Ability to Recover from Vendor for Breaches of Acquisition Agreement

As described under "Principal Agreements – Acquisition Agreement", the Vendor will provide certain representations and warranties regarding the business of ATS Andlauer, the disclosure in this prospectus and certain other matters. Following the completion of the transfer of the Business to the Partnership, the Vendor will have sold a large portion of its assets and may distribute all or a substantial portion of the proceeds that it receives from such sale to its shareholders. In the event that the Partnership or the Fund suffers any loss as a result of a breach of the representations and warranties or any other term of the Acquisition Agreement by the Vendor, the Partnership may not be able to recover the amount of its entire loss from the Vendor. The Vendor may not have sufficient property to satisfy the Partnership's or the Fund's loss.

Conflicts of Interest

Certain directors of the GP are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP. See "Conflicts of Interest" and "Interests of Management and Others in Material Transactions".

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Fund or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Fund's assets. Pursuant to the Declaration of Trust, the Fund will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability. The Declaration of Trust provides that all contracts signed by or on behalf of the Fund must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Unitholders will also have the benefit of the *Trust Beneficiaries' Liability Act* (Ontario), which came into force in December 2004. However, the effect of the *Trust Beneficiaries' Liability Act* (Ontario) has not been considered by any courts to date and there remains a risk, which is considered by the Fund to be remote in the circumstances, that a Unitholder could be held personally liable despite such statements in the Declaration of Trust, for the obligations of the Fund to the extent that contractual, tax, statutory or tort claims are not satisfied out of the assets of the Fund.

Under limited partnership legislation, a limited partner taking part in the management of a limited partnership is potentially responsible for partnership liabilities as a general partner. The investment of the Fund in the Partnership is held through ATSOT and accordingly, the possibility of any such liability attaching to Unitholders is remote.

Distribution of Securities on Redemption or Termination of the Fund

Upon a redemption of Units or termination of the Fund, the Trustees may distribute Redemption Notes directly to Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for the Redemption Notes that may be issued. In addition, any Redemption Notes that may be issued are not expected to be freely tradable and are not expected to be listed on any stock exchange. See "Description of the Fund – Redemption Right". Redemption Notes so distributed may not be qualified investments for trusts governed by Exempt Plans, depending upon the circumstances at the time.

The Fund May Issue Additional Units Diluting Existing Unitholders' Interests

The Declaration of Trust authorizes the Fund to issue an unlimited number of Units and Special Voting Units for such consideration and on such terms and conditions as shall be established by the Trustees without the approval of Unitholders. Additional Units will be issued by the Fund upon the exchange of the Exchangeable LP Units. Any further issuance of Units will dilute the interests of existing Unitholders. The Unitholders will have no pre-emptive rights in connection with such future issuances.

Restrictions on Certain Unitholders and Liquidity of Units

The Declaration of Trust imposes various restrictions on Unitholders. Non-resident Unitholders are prohibited from beneficially owning more than 49% of the Units (on a non-diluted and a fully diluted basis). These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including non-residents of Canada and U.S. persons, to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Units held by the public.

PROMOTER

The Vendor has taken the initiative in founding and organizing the Fund and may therefore be considered to be a promoter of the Fund for the purposes of applicable securities legislation. See "Funding, Acquisition and Related Transactions" and "Interests of Management and Others in Material Transactions".

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this prospectus, none of the Trustees, directors of the GP and senior officers of the GP and no associate or affiliate of any of them has a material interest in any transaction involving the Fund or in any proposed transaction which has materially affected or will materially affect the Fund, except for the following:

1. Michael Andlauer, a Trustee and a director and the President and Chief Executive Officer of the GP, is indirectly a shareholder of the Vendor, which is selling the Purchased Assets to the Partnership pursuant to the Acquisition. See "Funding, Acquisition and Related Transactions";

2. The Vendor will be party to a number of agreements with the Partnership and its affiliates on Closing and the completion of the Acquisition. See "Principal Agreements" and "Retained Interest and Exchange Rights".

3. ATS Andlauer provides transportation services to Concord, a wholly-owned subsidiary of the Vendor, and receives transportation services from Concord. During the year ended October 31, 2004, ATS Andlauer paid $3,783,000 in transportation costs to Concord and received transportation revenue of $1,106,000 from Concord. During the six months ended April 30, 2005, ATS Andlauer paid $571,000 in transportation costs to Concord and received transportation revenue of $1,564,000 from Concord.

4. AMG, a majority shareholder of ATS Andlauer controlled by Mr. Andlauer, provides management services to ATS Andlauer. During the year ended October 31, 2004, ATS Andlauer paid $500,000 in management fees to AMG. During the six months ended April 30, 2005, ATS Andlauer paid $250,000 in management fees to AMG.

5. ATS Andlauer provides transportation services to Logisti-Solve Inc. ("**Logisti-Solve**"), a company controlled by Mr. Andlauer. During the year ended October 31, 2004, ATS Andlauer received $11,982,000 in transportation revenue from Logisti-Solve. During the six months ended April 30, 2005, ATS Andlauer received $5,590,000 in transportation revenue from Logisti-Solve.

6. ATS Andlauer receives temporary labour services from Ready Staffing Solutions Inc. ("**Ready Staffing**"), a company controlled by Mr. Andlauer's spouse. ATS Andlauer paid $5,388,000 to Ready Staffing for such services in the year ended October 31, 2004. ATS Andlauer paid $3,914,000 to Ready Staffing for such services in the six months ended April 30, 2005.

7. ATS Andlauer leases its Montréal terminal facilities from 9143-5271 Québec Inc., a company controlled by Mr. Andlauer. ATS Andlauer paid $150,000 in lease payments during the six months ended April 30, 2005.

8. ATS Andlauer rents equipment from Andlauer Leasing Inc. ("**ALI**"), a company controlled by Mr. Andlauer. Lease payments to ALI aggregated $986,000 during the year ended October 31, 2004 and $392,000 during the six months ended April 30, 2005.

9. ATS Andlauer provides transportation services to Associated Logistics Solutions Inc., a company controlled by Mr. Andlauer. Revenue for such services aggregated $2,610,000 in the fiscal year ended October 31, 2004 and $307,000 in the six months ended April 30, 2005.

10. ATS Andlauer leases its Hamilton and Napanee terminal facilities from Andlauer Properties Inc., a company controlled by Mr. Andlauer. Lease payments totalled $72,000 for the year ended October 31, 2004.

See also Notes 3 and 8 to the financial statements of the Business included in this prospectus.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for the Fund by Burnet, Duckworth & Palmer LLP and for the Underwriters by Osler, Hoskin & Harcourt LLP. As at ● , 2005, partners and associates of each of Burnet, Duckworth & Palmer LLP and Osler, Hoskin & Harcourt LLP own beneficially, directly or indirectly, none of the outstanding Units.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditor of the Fund is Deloitte & Touche LLP, Halifax, Nova Scotia.

The registrar and transfer agent for the Units is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

CONFLICTS OF INTEREST

Certain directors of the GP are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP. See "Risk Factors – Risks Relating to the Structure of the Fund and the Offering" and "Interests of Management and Others in Material Transactions".

PRIOR ISSUANCES

On August 22, 2005, the Fund issued one Unit for a total subscription price of $10. This Unit will be repurchased by the Fund concurrently with the Closing for its issue price and cancelled.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, entered into by the Fund or its subsidiaries during the past two years:

(a) the Declaration of Trust;

(b) the Acquisition Agreement;

(c) the Non-Competition Agreement;

(d) the Securityholders Agreement;

(e) the Exchange Agreement;

(f) the Limited Partnership Agreement;

(g) the ATSOT Declaration of Trust;

(h) the Administration Agreement;

(i) the Credit Agreement; and

(j) the Underwriting Agreement.

Copies of these agreements, when executed, may be inspected at the offices of Burnet, Duckworth & Palmer LLP at First Canadian Place, 1400, 350 — 7th Avenue S.W., Calgary, Alberta T2P 3N9 during normal business hours during the period of distribution of the Units and for 30 days thereafter, or at any time after Closing on the SEDAR website at www.sedar.com.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces and territories, securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of his or her province or territory. A purchaser should refer to any applicable provisions of the securities legislation of his or her province or territory for particulars of these rights or consult with a legal advisor.

GLOSSARY OF TERMS

In this prospectus, the following terms have the meanings set forth below:

"**Acquisition**" means the acquisition by the Partnership from the Vendor of the Purchased Assets and the assumption by the Partnership of certain related liabilities as more particularly described under "Principal Agreements — Acquisition Agreement";

"**Acquisition Agreement**" means the asset purchase and sale agreement to be entered into between the Partnership and the Vendor;

"**Adjusted EBITDA**" has the meaning given to it under "Definition of EBITDA, Adjusted EBITDA and Distributable Cash";

"**Administration Agreement**" means the administration agreement to be entered into between the Fund, ATSOT and the GP;

"**affiliate**" means "**affiliated entity**" within the meaning of Section 1.2 of Ontario Securities Commission Rule 45-501 — Exempt Distributions promulgated under the *Securities Act* (Ontario);

"**AMG**" means Andlauer Management Group Inc., a majority shareholder of ATS Andlauer controlled by Michael Andlauer;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Ontario);

"**ATS Andlauer**" or the "**Company**" means the Vendor when referring to events or transactions relating to the Business that occurred or will occur before completion of the Acquisition and means the Partnership when referring to events or transaction that will occur after completion of the Acquisition;

"**ATS Andlauer Entities**" means, and includes ATSOT, the GP, the Partnership, any of their affiliates and any other direct or indirect subsidiary of the Fund;

"**ATSOT**" means ATS Andlauer Operating Trust, a trust established under the laws of the Province of Ontario pursuant to the ATSOT Declaration of Trust;

"**ATSOT Declaration of Trust**" means the declaration of trust pursuant to which ATSOT was established, as the same may be amended, supplemented or restated from time to time. See "Description of ATSOT";

"**ATSOT Unitholders**" means, at the relevant time, the holders of the ATSOT Units;

"**ATSOT Units**" means the trust units of ATSOT;

"**Business**" means the Canadian transportation solutions business of the Vendor to be acquired by the Partnership;

"**business day**" means a day when banks are generally open for the transaction of business in Toronto, Ontario, other than a Saturday, Sunday or statutory or civic holiday;

"**CAGR**" means compound annual growth rate;

"**CBCA**" means the *Canada Business Corporations Act,* as amended, including the regulations promulgated thereunder;

"**Closing**" means the closing of the Offering;

"**Closing Date**" means the date of Closing;

"**Company**" or "**ATS Andlauer**" means the Vendor when referring to events or transactions relating to the Business that occurred or will occur before completion of the Acquisition and means the Partnership when referring to events or transactions that will occur after completion of the Acquisition;

"**Concord**" means Concord Transportation Inc., a wholly owned subsidiary of the Vendor;

"**CRA**" means Canada Revenue Agency;

"**Declaration of Trust**" means the declaration of trust pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time. See "Description of the Fund";

"**Deferred Income Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, each as defined in the Tax Act;

"**diluted basis**" means, for purposes of the Securityholders Agreement, the number of Units outstanding assuming the exchange of all Exchangeable LP Units;

"**distributable cash**" has the meaning given to it under "Definition of EBITDA, Adjusted EBITDA and Distributable Cash";

"**EBITDA**" has the meaning given to it under "Definition of EBITDA, Adjusted EBITDA and Distributable Cash";

"**Exchange Agreement**" means the exchange agreement to be entered into among the Fund, ATSOT, the Partnership, and the Vendor providing for, among other things, the Exchange Rights, and demand and piggyback registration rights. See "Retained Interest and Exchange Rights";

"**Exchange Rights**" means the right of a holder of Exchangeable LP Units to exchange one Exchangeable LP Unit for one Unit by delivering such Exchangeable LP Unit in exchange for a Unit. See "Retained Interest and Exchange Rights";

"**Exchangeable LP Units**" means the exchangeable units of the Partnership held by the Vendor on the Closing Date;

"**Exchangeable Securities**" means the Exchangeable LP Units and any other securities that are exchangeable, directly or indirectly, for Units;

"**Existing Shareholders**" means AMG and Clarke Inc.;

"**Exempt Plans**" means, collectively, Deferred Income Plans and RESPs;

"**Fund**" means ATS Andlauer Income Fund, a trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust;

"**GP**" means ATS Andlauer Transportation Services GP Inc., a corporation incorporated under the CBCA;

"**GP Common Shares**" means the common shares in the capital of the GP;

"**GP Units**" means the ordinary general partner units of the Partnership held by the GP;

"**gross margin percentage**" means the result obtained by deducting cost of sales from revenue and dividing the remainder by revenue;

"**Limited Partnership Agreement**" means the limited partnership agreement, as amended, supplemented or restated from time to time, between the Vendor, the GP and ATSOT, by which the Partnership will be governed;

"**LP Units**" means, collectively, the Ordinary LP Units and the Exchangeable LP Units;

"**LTIP**" means the long-term incentive plan of the Partnership;

"**LTL**" means less-than-truckload;

"**LTM**" means the twelve month period ended April 30, 2005;

"**Management**" means senior management of the GP;

"**1933 Act**" means the *United States Securities Act of 1933*, as amended;

"**New Credit Facilities**" means the credit facilities to be entered into by the Partnership with a Canadian chartered bank on or before the Closing. See "New Credit Facilities";

"**Non-Canadian Partnership**" means a partnership that is not a "Canadian partnership" within the meaning of the Tax Act;

"**Non-Competition Agreement**" means the non-competition agreement to be entered into between the Partnership and Michael Andlauer as more particularly described under "Principal Agreements — Non-Competition Agreement";

"**Non-resident**" means a non-resident of Canada within the meaning of the Tax Act;

"**Offering**" means the distribution of Units pursuant to this prospectus;

"**Ordinary LP Units**" means the ordinary limited partnership units of the Partnership;

"**Partnership**" means ATS Andlauer Transportation Services Limited Partnership, a limited partnership formed under the laws of the Province of Manitoba;

"**Partnership Special Resolution**" means a resolution of the partners of the Partnership passed with the consent of the holders of at least 66⅔% of the LP Units and GP Units, in the aggregate, voted on such resolution at a duly constituted meeting or by a written resolution of partners holding more than 66⅔% of the LP Units and GP Units, in the aggregate, entitled to vote at a duly constituted meeting;

"**Permitted Investments**" means: (i) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution, the short-term debt or deposits of which have been rated at least "A" or the equivalent by Standard & Poor's, a division of The McGraw-Hill Company Inc., Moody's Investor Services, Inc. or Dominion Bond Rating Services Limited; and (iii) commercial paper rated at least "R-1" or the equivalent by Dominion Bond Rating Services Limited, in each case maturing not more than 180 days after the date of acquisition;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Proposed Amendments**" has the meaning given to it under "Certain Canadian Federal Income Tax Considerations";

"**Purchased Assets**" means the assets used in the Business to be acquired by the Partnership from the Vendor pursuant to the Acquisition upon the Closing as more particularly described under "Principal Agreements — Acquisition Agreement — Purchased Assets and Associated Liabilities";

"**Redemption Date**" means a date on which Units are surrendered for redemption;

"**Redemption Notes**" means unsecured, subordinated promissory notes that may be issued by the Fund (or a subsidiary of the Fund including ATSOT) in satisfaction of the redemption price for Units in certain circumstances, as further described under "Description of the Fund — Redemption Right";

"**Redemption Price**" has the meaning given to that term under "Description of the Fund — Redemption Right";

"**RESP**" means a registered education savings plan as defined in the Tax Act;

"**Securityholders Agreement**" means the agreement to be entered into among ATSOT, the GP and the Vendor providing for, among other things, the governance of the GP;

"**Special Resolution**" means a resolution of the Voting Unitholders passed by not less than 66⅔% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66⅔% of the Voting Units entitled to vote on such resolution;

"**Special Voting Units**" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**subsidiary**" has the meaning set out in the *Securities Act* (Ontario) and includes a partnership or other entity;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended, including the regulations promulgated thereunder;

"**Tax Proposals**" has the meaning given to it under "Certain Canadian Federal Income Tax Considerations";

"**TL**" means truckload;

"**Trust Assets**" has the meaning given to that term in the Declaration of Trust;

"**Trustees**" mean the trustees of the Fund from time to time;

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters**" means National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc.;

"**Underwriting Agreement**" means the underwriting agreement among the Fund, the Partnership, the Vendor and the Underwriters;

"**Unit**" means a trust unit of the Fund other than a Special Voting Unit;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(1) under Regulation S;

"**Unitholders**" means the holders of Units from time to time;

"**Vendor**" means ATS Andlauer Transportation Services Inc., a corporation incorporated under the CBCA and owned by the Existing Shareholders;

"**Vendor Group**" means, collectively, the Vendor and any Existing Shareholder and any shareholder, associate or affiliate of the Vendor or an Existing Shareholder, including any family member of a shareholder of a Vendor or an Existing Shareholder or any company, trust or other entity owned by or maintained for the benefit of any of such Persons;

"**Voting Units**" means the Units and the Special Voting Units; and

"**Voting Unitholders**" means the Unitholders and the holders of Special Voting Units.

INDEX TO FINANCIAL STATEMENTS

AUDITORS' CONSENT

We have read the prospectus of ATS Andlauer Income Fund (the "Fund") dated ● , 2005 relating to the issue and sale of trust units of the Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the Trustees of the Fund on the balance sheet of the Fund as at August 22, 2005. Our report is dated August 22, 2005 (except as to note 3, which is as of ● , 2005).

Halifax, Nova Scotia
● , 2005

(Signed) " ● "
Chartered Accountants

AUDITORS' CONSENT

We have read the prospectus of ATS Andlauer Income Fund (the "Fund") dated ● , 2005 relating to the issue and sale of trust units of the Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to use in the above mentioned prospectus of our report to the directors of ATS Andlauer Transportation Services Inc. on the balance sheets of the Canadian transportation solutions business of ATS Andlauer Transportation Services Inc. as at October 31, 2004 and 2003 and the statements of income and cash flows for each of the years in the three year period ended October 31, 2004. Our report is dated June 23, 2005 (except as to note 10 which is as of ● , 2005).

●
● , 2005

(Signed) " ● "
Chartered Accountants

AUDITORS' REPORT

To the Trustees of ATS Andlauer Income Fund

We have audited the balance sheet of ATS Andlauer Income Fund as at August 22, 2005. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Fund as at August 22, 2005 in accordance with Canadian generally accepted accounting principles.

(Signed) ●
Chartered Accountants

Halifax, Nova Scotia
August 22, 2005,
except as to note 3, which is as of ● , 2005

ATS ANDLAUER INCOME FUND
BALANCE SHEET

As at August 22, 2005

ASSETS	
Cash	$10
UNITHOLDERS' EQUITY	
Unitholders' equity (note 2)	$10

Subsequent events (note 3)

On behalf of the Fund, by its attorney, ATS Andlauer Transportation Services GP Inc.:

(Signed) "MICHAEL ANDLAUER"
Director

ATS ANDLAUER INCOME FUND
NOTES TO BALANCE SHEET

August 22, 2005

1. THE FUND

ATS Andlauer Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund has been created to invest in the freight transportation business, through an indirect acquisition of the controlling interest of ATS Andlauer Transportation Services Limited Partnership (the "Partnership") and its general partner, ATS Andlauer Transportation Services GP Inc. ("GP"), and such other investments as the Trustees may determine.

2. UNITHOLDERS' EQUITY

An unlimited number of Units and Special Voting Units may be created and issued pursuant to the Declaration of Trust. Each Unit, not including Special Voting Units, is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of termination or winding up of the Fund. Units and Special Voting Units entitle the holders thereof to one vote for each whole Unit or Special Voting Unit held at all meetings of Voting Unitholders.

The Partnership will issue Exchangeable LP Units in connection with the proposed transactions described in note 3. Exchangeable LP Units will be entitled to distributions equivalent to those for Units of the Fund and are transferable. The Exchangeable LP Units will be classified as a non-controlling interest of the Fund. The Exchangeable LP Units will be exchangeable for Units of the Fund and do not have any preferential rights to distributions.

The holders of Exchangeable LP Units will be issued Special Voting Units of the Fund, which entitle the holders thereof to vote in all votes of Voting Unitholders as if they were the holders of the number of Units that they would receive if all their Exchangeable LP Units were exchanged for Units.

The Fund issued an initial Unit on August 22, 2005 for cash proceeds of $10.

3. SUBSEQUENT EVENTS

The Fund filed a prospectus dated ● , 2005 relating to the initial public offering of Units of the Fund (the "Offering").

Concurrent with the closing of the Offering, the Fund will use the gross proceeds of the Offering of $ ● to capitalize the ATS Andlauer Operating Trust (the "Trust") by subscribing for Trust Units for $ ● .

The Trust will use the proceeds from the issuance of the Trust Units to subscribe for ● Ordinary LP Units of the Partnership for $ ● .

The Partnership will use the proceeds of $ ● from the issuance of Ordinary LP Units and will draw down approximately $ ● under new credit facilities to pay the expenses of the Offering estimated to be $ ● and to acquire substantially all of the assets and assume certain liabilities of the Canadian transportation solutions business of ATS Andlauer Transportation Services Inc. (the "Vendor") (the "Acquisition"). As consideration for the Acquisition, the Partnership will pay $ ● in cash, and issue ● Exchangeable LP Units to the Vendor.

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Trustees of ATS Andlauer Income Fund

We have read the accompanying unaudited pro forma consolidated balance sheet of ATS Andlauer Income Fund (the "Fund") as at April 30, 2005 and unaudited pro forma consolidated statements of operations for the six months then ended and for the year ended October 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned "The Fund Historical" to the audited balance sheet of the Fund as at August 22, 2005 and found them to be in agreement.

2. Compared the figures in the columns captioned "ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) Historical" to the unaudited financial statements of ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) as at April 30, 2005 and for the six months then ended and the audited financial statements of ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) for the year ended October 31, 2004, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the applicable requirements of the various securities commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the applicable requirements of the various securities commissions and similar regulatory authorities in Canada.

4. Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "The Fund Historical" and "ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business)" as at April 30, 2005 and for the six months then ended, and for the year ended October 31, 2004, and found the amounts in the column captioned "The Fund Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

●
Chartered Accountants

Halifax, Nova Scotia
● , 2005

ATS ANDLAUER INCOME FUND

PRO FORMA CONSOLIDATED BALANCE SHEET

(Unaudited — See Compilation Report)
As at April 30, 2005
(in thousands of dollars)

	The Fund Historical $	ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) Historical $	Pro Forma Adjustments (Note 3) $	The Fund Pro Forma Consolidated $
ASSETS				
Current				
Cash and cash equivalents	—	1,403	— [(a)]	1,403
Accounts receivables	—	23,460	—	23,460
Prepaid expenses and deposits	—	980	—	980
	—	25,843	—	25,843
Capital assets	—	2,280	● [(e)]	●
Goodwill and other intangible assets	—	—	● [(e)]	●
	—	28,123	●	●
LIABILITIES				
Accounts payable and accrued liabilities	—	10,783	—	10,783
Long-term debt	—	—	● [(d)]	●
Non-controlling interest				
ATS Andlauer Transportation Services Limited Partnership Exchangeable LP Units	—	—	● [(c)]	●
	—	10,783	●	●
EQUITY				
Unitholders' capital accounts	—	—	● [(b)]	●
Divisional equity	—	17,340	(17,340) [(e)]	—
	—	17,340	●	●
	—	28,123	●	●

The accompanying notes are an integral part of these financial statements

ATS ANDLAUER INCOME FUND

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited — See Compilation Report)
For the six month period ended April 30, 2005
(in thousands of dollars except per Unit amounts)

	The Fund Historical $	ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) Historical $	Pro Forma Adjustments (Note 4) $	The Fund Pro Forma Consolidated $
Revenue	—	81,688	—	81,688
Cost of sales	—	52,500	—	52,500
Gross margin	—	29,188	—	29,188
Expenses				
Administrative	—	4,727	● (a)(c)(f)(g)	●
Terminal	—	14,077	—	●
Selling	—	2,457	—	●
Interest	—	—	● (b)	●
	—	21,261	●	●
Income before non-controlling interest and income taxes	—	7,927	●	●
Non-controlling interest	—	—	● (e)	●
Income before income taxes	—	7,927	●	●
Provision for income taxes	—	2,790	● (d)	●
Net income for the period	—	5,137	●	●
Net income per Unit				●

The accompanying notes are an integral part of these financial statements

ATS ANDLAUER INCOME FUND

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited — See Compilation Report)
For the year ended October 31, 2004
(in thousands of dollars except per Unit amounts)

	The Fund Historical $	ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) Historical $	Pro Forma Adjustments (Note 4) $	The Fund Pro Forma Consolidated $
Revenue	—	127,871	—	127,871
Cost of sales	—	80,836	●	80,836
Gross margin	—	47,035	—	47,035
Expenses				
Administrative	—	8,681	● (a)(c)(f)(g)	●
Terminal	—	22,426	—	●
Selling	—	4,771	—	●
Interest	—	—	● (b)	●
	—	35,878	●	●
Income before non-controlling interest and income taxes	—	11,157	●	●
Non-controlling interest	—	—	● (e)	●
Income before income taxes	—	11,157	●	●
Provision for income taxes	—	4,010	● (d)	●
Net income for the period	—	7,147	●	●
Net income per Unit				●

The accompanying notes are an integral part of these financial statements

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited — See Compilation Report)
As at April 30, 2005 and for the six months ended April 30, 2005 and the year ended October 31, 2004
(in thousands of dollars, except per Unit amounts)

1. THE FUND

ATS Andlauer Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund has been created to invest in the freight transportation business, through an indirect acquisition of the controlling interest of ATS Andlauer Transportation Services Limited Partnership ("LP") and its general partner, ATS Andlauer Transportation Services GP Inc. ("GP") (collectively, the "Partnership"), and such other investments as the Trustees may determine.

2. BASIS OF PRESENTATION AND PROPOSED TRANSACTIONS

The accompanying unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations of the Fund (collectively the "pro forma consolidated financial statements") have been prepared by management of the Fund using the accounting principles disclosed in the financial statements of the Canadian transportation solutions business (the "Division") of ATS Andlauer Transportation Services Inc. The unaudited pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had taken place on the dates indicated or of the financial position or results of operations which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Fund for any period following the closing of the transactions contemplated by this prospectus will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material. The unaudited pro forma consolidated financial statements should be read in conjunction with the audited balance sheet of the Fund as at August 22, 2005 and the audited financial statements of the Canadian transportation solutions business of ATS Andlauer Transportation Services Inc. for the year ended October 31, 2004.

The unaudited pro forma consolidated balance sheet of the Fund as at April 30, 2005 has been prepared from information derived from the audited balance sheet of the Fund as at August 22, 2005, the unaudited interim balance sheet of the Division as at April 30, 2005, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statements of operations of the Fund have been prepared from information derived from the unaudited statement of operations of the Division for the six month period ended April 30, 2005 and the audited statement of operations of the Division for the year ended October 31, 2004. The Fund has filed a prospectus for an initial public offering of its units (the "Offering"). Concurrent with the closing of the Offering, the Fund will use the gross proceeds of the Offering to capitalize the ATS Andlauer Operating Trust (the "Trust") which will then acquire all of the Ordinary LP Units in ATS Andlauer LP and all of the common shares in GP. The Partnership will use the proceeds from the issuance of its Ordinary LP Units and common shares, and will draw down approximately $ ● million under new credit facilities to pay the expenses of the Offering and to acquire certain assets and assume certain liabilities of ATS Andlauer Transportation Services Inc., (the "Vendor") (the "Acquisition"). As consideration for the Acquisition, the Partnership will pay cash and issue Exchangeable LP Units to the Vendor. A Canadian chartered bank has agreed to provide a $ ● million revolving new credit facility to the Partnership (the "New Credit Facilities"). Collateral for the New Credit Facilities will be a first security interest on substantially all of the Partnership's assets including accounts receivable. Interest on the New Credit Facilities will vary, depending on certain financial ratios, between the lender's prime rate plus ●% and ●% or between the bankers' acceptance rate plus ●% and ●% .

3. UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF THE FUND

The following assumptions and adjustments have been made to reflect the proposed transactions described in note 2 as if the transactions had occurred on April 30, 2005:

(a) Cash received and paid in connection with the transactions in (b), (c), (d), and (e) below.

(b) The issuance of ● Units of the Fund for total proceeds of ● on closing of the Offering.

(c) The payment of the underwriters fee and other costs of the Offering, estimated to be $ ● .

(d) $ ● drawings on the New Credit Facilities as described in note 2.

(e) The Acquisition will be accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their preliminary estimates of fair value. The final allocation of the purchase price will be based on the assets acquired and liabilities assumed at the effective date of the Acquisition based upon internal and/or independent asset valuations. A preliminary allocation of the consideration is as follows:

Net assets acquired	●
Net working capital	●
Property and equipment	●
Goodwill and other intangible assets	●
Consideration	
Cash from the Offering and New Credit Facilities	●
ATS Andlauer LP Exchangeable LP Units	●

As a result of the Acquisition, amortization expense would increase for capital assets by ● and ● and for intangible assets by ● and ● for the six month period ended April 30, 2005 and the year ended October 31, 2004, respectively.

Net working capital acquired on the Acquisition includes cash and cash equivalents, prepaid expenses and deposits, and accounts payable and accrued liabilities, the carrying value of which approximate their fair values.

4. UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS OF THE FUND

The unaudited pro forma consolidated statements of operations of the Fund for the six month period ended April 30, 2005 and the year ended October 31, 2004 have been prepared assuming that the Fund was in operation during the periods and as if the proposed transactions described in note 2 had occurred on November 1, 2003. The unaudited pro forma consolidated statements of operations of the Fund reflect the following assumptions and adjustments to the expenses of the Fund:

(a) The elimination of finance charges and interest on the line of credit from ATS Andlauer Transportation Services Inc. which will not be assumed by the Partnership.

(b) The increase in interest expense to reflect interest at ● % per annum on the New Credit Facilities as if the New Credit Facilities described in note 3(d) had been drawn at the opening date for the period reported. Included in interest expense is a bank administration fee.

(c) The reversal of employee profit sharing plan contributions relating to management compensation arrangements that will not be carried on by the Fund.

(d) As the Fund is committed to distribute to its unitholders all, or virtually all, of its taxable income that would otherwise be taxable to it, the Fund itself will not be subject to income taxes; however, certain entities of the Fund will be subject to capital taxes, income taxes and future income taxes. Adjustments to record the revised capital and income tax provision based on the proposed transaction.

(e) The allocation to the non-controlling interest of the proportion of earnings related to the retained interest of the Vendor.

(f) Additional amortization of property and equipment and intangible assets as described in note 3(e).

(g) Additional general and administration costs on an ongoing basis in connection with reporting to unitholders, investor relations, trustee and director fees and other related matters.

To the Directors of
ATS Andlauer Transportation Services Inc.

Auditors' Report

We have audited the balance sheets of the Canadian transportation solutions business (the "Division") of ATS Andlauer Transportation Services Inc. as at October 31, 2004 and 2003 and the statements of income, equity and cash flows for each of the years in the three year period ended October 31, 2004. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Division as at October 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

(Signed) " ● "
Chartered Accountants

June 23, 2005,
except as noted in Note 10 which is as of ● , 2005

ATS ANDLAUER TRANSPORTATION SERVICES INC.

CANADIAN TRANSPORTATION SOLUTIONS BUSINESS

DIVISIONAL BALANCE SHEETS
(in thousands of dollars)

	April 30, 2005	October 31,	
		2004	2003
	(Unaudited)		
ASSETS			
Current assets			
Cash and cash equivalents	$ 1,403	$ 2,321	$ 2,888
Accounts receivable (Note 3)	23,460	19,778	18,426
Prepaids and deposits	980	1,377	665
	25,843	23,476	21,979
Capital assets (Note 4)	2,280	2,551	2,625
	$28,123	$26,027	$24,604
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities (Note 6)	$10,783	$12,160	$ 6,997
DIVISIONAL EQUITY			
Divisional equity	17,340	13,867	17,607
	$28,123	$26,027	$24,604

Approved on Behalf of the Board

(signed) "MICHAEL ANDLAUER"
Director

(signed) "CHARLES ROBERT BROGAN"
Director

The accompanying notes are an integral part of the financial statements.

ATS ANDLAUER TRANSPORTATION SERVICES INC.

CANADIAN TRANSPORTATION SOLUTIONS BUSINESS

DIVISIONAL STATEMENTS OF INCOME AND DIVISIONAL EQUITY

(in thousands of dollars)

	Six months ended April 30,		Year Ended October 31,		
	2005	2004	2004	2003	2002
	(Unaudited)				
Revenue	$81,688	$59,426	$127,871	$104,679	$93,962
Cost of sales	52,500	36,062	80,836	63,021	54,939
Gross margin	29,188	23,364	47,035	41,658	39,023
Expenses					
Administrative	4,727	4,292	8,681	7,721	7,479
Terminal	14,077	10,593	22,426	18,606	17,632
Selling	2,457	2,174	4,771	3,237	2,588
	21,261	17,059	35,878	29,564	27,699
Divisional income before income taxes	7,927	6,305	11,157	12,094	11,324
Provision for income taxes	2,790	2,270	4,010	4,440	4,410
Divisional income for the period	5,137	4,035	7,147	7,654	6,914
Divisional equity, beginning of period	13,867	17,607	17,607	9,171	9,275
Interdivisional equity transfer	(1,664)	(7,344)	(10,887)	782	(7,018)
Divisional equity, end of period	$17,340	$14,298	$ 13,867	$ 17,607	$ 9,171

ATS ANDLAUER TRANSPORTATION SERVICES INC.

CANADIAN TRANSPORTATION SOLUTIONS BUSINESS

DIVISIONAL STATEMENTS OF CASH FLOWS

(in thousands of dollars)

	Six months ended April 30,		Year ended October 31,		
	2005	2004	2004	2003	2002
	(Unaudited)				
Cash flows from operating activities					
Net income for the period	$ 5,137	$ 4,035	$ 7,147	$ 7,654	$ 6,914
Charges not involving cash					
— Amortization	263	283	593	865	756
	5,400	4,318	7,740	8,519	7,670
Net change in accounts receivable	(3,683)	1,534	(1,352)	(3,501)	(3,290)
Net change in accounts payable and accrued liabilities	(1,374)	459	5,163	(3,193)	2,640
Net change in other operating working capital balances	397	123	(712)	(258)	(13)
Cash flows from operating activities	740	6,434	10,839	1,567	7,007
Cash flows from investing activities					
Purchase of capital assets	(14)	(129)	(519)	(718)	(870)
Proceeds on disposal of capital assets	20	—	—	—	—
Interdivisional equity transfer	(1,664)	(7,344)	(10,887)	782	(7,018)
Cash flows from (used in) investing activities	(1,658)	(7,473)	(11,406)	64	(7,888)
Net increase (decrease) in cash and cash equivalents	(918)	(1,039)	(567)	1,631	(881)
Cash and cash equivalents, beginning of period	2,321	2,888	2,888	1,257	2,138
Cash and cash equivalents, end of period	$ 1,403	$ 1,849	$ 2,321	$ 2,888	$ 1,257
Supplemental Information					
Income taxes paid	$ 2,790	$ 2,270	$ 4,010	$ 4,440	$ 4,410
Interest paid	—	—	—	—	—

The accompanying notes are an integral part of the financial statements.

ATS ANDLAUER TRANSPORTATION SERVICES INC.
CANADIAN TRANSPORTATION SOLUTIONS BUSINESS

NOTES TO FINANCIAL STATEMENTS
(all amounts are in thousands of dollars, and amounts as at April 30, 2005 and for the periods ended April 30, 2005 and 2004 are unaudited)

1. Basis of presentation

Basis of accounting

These divisional financial statements represent the assets, liabilities, revenue and expenses of the Canadian transportation solutions business (the "**Division**") of ATS Andlauer Transportation Services Inc. (the "**Company**"). For further clarification, these statements do not include investments, related party loans, director loan, management bonuses, non-operating management fees and all other non-operating aspects of the Company.

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year. In the opinion of management, all adjustments necessary for a fair presentation are reflected in the interim periods. Such adjustments are of a normal and recurring nature. Historically, the Division has had higher deliveries during the fourth quarter compared to the first three quarters of the fiscal year, therefore generating higher revenue and gross margin in the final quarter.

2. Significant accounting policies

Capital assets and amortization

Capital assets are recorded at acquisition cost. Amortization is provided as follows:

Computer equipment	30% declining balance
Furniture	20% declining balance
Leasehold improvements	term of the lease
Pickup and delivery equipment	20% declining balance

Revenue recognition

Revenue is recognized by the Division at the time goods to be shipped are received from customers at the shipping terminal. It is the Division's policy to recognize revenue on this basis as goods are generally received and shipped from the terminal in the same day.

Income taxes

The Division's results of operations are included in the income tax returns filed for the Company. The Division's income tax provision and future income tax balances have been determined for financial statement purposes as if the Division was a standalone entity and filed separate tax returns. There are no significant differences between the statutory tax rates and the Division's effective tax rate.

The Division provides for income taxes using the liability approach whereby future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the tax rates and laws that will be in effect when the differences are expected to reverse. Future income taxes are adjusted to reflect the effects of enacted or substantively enacted changes in tax laws or tax rates. Valuation allowances are established when necessary to reduce future income tax assets to the amounts expected to be realized. As there are no significant temporary differences between the financial reporting and tax base of assets and liabilities, no future income tax balances have been reported.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the period. Actual results could differ from those estimates. The more significant accounting estimates relate to revenue adjustments.

3. Accounts receivable

	April 30, 2005	October 31,	
		2004	2003
	(Unaudited)		
Accounts receivable	$21,253	$17,874	$15,315
Accounts receivable — Logisti-Solve Inc. (a commonly controlled company)	1,654	1,772	2,273
Accounts receivable — Associated Logistics Solutions Inc. (a commonly controlled company)	553	132	838
	$23,460	$19,778	$18,426

4. Capital assets

	April 30, 2005		
	Cost	Accumulated Amortization	Net
		(Unaudited)	
Computer equipment	$ 479	$ 445	$ 34
Furniture	1,312	668	644
Leasehold improvements	2,901	2,233	668
Pickup and delivery equipment	2,527	1,593	934
	$7,219	$4,939	$2,280

	October 31, 2004		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 479	$ 439	$ 40
Furniture	1,312	596	716
Leasehold improvements	2,901	2,151	750
Pickup and delivery equipment	$2,552	$1,507	$1,045
	$7,244	$4,693	$2,551

	October 31, 2003		
	Cost	Accumulated Amortization	Net
Computer equipment	$ 479	$ 421	$ 58
Furniture	1,095	444	651
Leasehold improvements	2,790	1,964	826
Pickup and delivery equipment	2,360	1,270	1,090
	$6,724	$4,099	$2,625

5. **Operating line of credit**

In 2004, the Company, in conjunction with Concord Transportation Inc. (a wholly owned subsidiary), entered into a credit facility agreement providing a consolidated borrowing limit of $4,000. The operating line is secured by a general security agreement covering all assets of both companies and the personal guarantee of a Director of the Company.

In 2003, the Company had entered into a credit facility agreement whereby the Company could borrow up to $1,500. The operating line was secured by a general security agreement covering all assets of the Company and the personal guarantee of a Director of the Company.

6. **Accounts payable and accrued liabilities**

	April 30,	October 31,	
	2005	2004	2003
	(Unaudited)		
Accounts payable and accrued liabilities	$ 9,558	$10,884	$5,996
Accounts payable — Ready Staffing Solutions (controlled by an individual related to the controlling shareholder)	506	810	444
G.S.T. payable	719	466	557
	$10,783	$12,160	$6,997

7. **Operating lease commitments**

Future minimum payments for operating leases that have initial or remaining terms of one year or more consisted of the following amounts:

	Premises	Equipment
2005	$ 8,711	$1,474
2006	8,170	1,115
2007	7,244	541
2008	6,539	418
2009	5,880	352
Thereafter	24,447	851
	$ 60,991	$4,751

8. Related party transactions

During the period, the Division entered into transactions with related parties. These transactions, accounted for at their exchange amount, are as follows:

	Six months ended April 30,		Year ended October 31,		
	2005	2004	2004	2003	2002
	(Unaudited)				
Paid transportation costs to Concord Transportation Inc. (a wholly owned subsidiary of the Company)	$ 571	$ 117	$3,783	$ —	$ —
Transportation revenue received from Concord Transportation Inc. (a wholly owned subsidiary of the Company)	1,564	—	1,106	—	—
Paid management fees to Andlauer Management Group Inc. (majority shareholder)	250	250	500	1,058	789
Paid for labour from Ready Staffing Solutions Inc. (controlled by an individual related to the controlling shareholder)	3,914	2,453	5,388	3,970	2,984
Paid lease payments to 9143-5271 Quebec Inc.	150	—	—	—	—
Paid rent for use of equipment from Andlauer Leasing Inc.	392	511	986	1,199	1,159
Received transportation revenue from Associated Logistics Solutions Inc.	307	909	2,610	2,945	2,895
Received transportation revenue from Logisti-Solve Inc.	5,590	5,891	11,982	10,548	10,165
Paid rent to Andlauer Properties Inc.	36	36	72	104	285
Paid rent to Andlauer Management Group Inc. (majority shareholder)	—	—	—	130	740
Paid rent to Logisti-Solve Inc.	—	—	—	—	202

Related parties are commonly controlled companies unless otherwise noted.

Commencing April 2004, Concord Transportation Inc. (a wholly owned subsidiary of the Company) eliminated branches at selected locations where the Division had an existing branch. During the process of eliminating branches, service to customers that were determined to be unprofitable was also phased out.

As a result of the elimination of these branches, customers serviced by Concord Transportation Inc. were serviced thereafter by the Division. Management has represented that revenue totaling $5,694 were reported by the division from April 1, 2004 through October 31, 2004 relating to customers from the eliminated branches that were serviced by Concord Transportation Inc. previous to April 1, 2004. Management has asserted that the selected branch operations of the subsidiary were fully integrated with the Division effective November 1, 2004, and as such, revenue related to customers previously associated with the selected branches of the subsidiary is not determinable for the period ending April 30, 2005.

9. Financial instruments

The Division's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities, and are considered to be shown at fair value. Unless otherwise noted, it is management's opinion that the Division is not exposed to significant interest or currency risks.

Financial instruments that potentially subject the Division to concentrations of credit risk consist principally of accounts receivable. The Division performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Potential credit risk can arise through industry conditions but as the Division is set apart from other companies in the industry, it is management's opinion that the risk is low. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Division's customer base. As of April 30, 2005, the Division had no significant concentrations of credit risk.

10. Subsequent events

On ● , 2005, ATS Andlauer Income Fund (the "**Fund**") filed a prospectus relating to the initial public offering of trust units of the Fund (the "**Offering**"). The Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario pursuant to a declaration of trust dated August 22, 2005. The Fund has been created to invest, indirectly, in the Canadian transportation solutions business, through an indirect acquisition of the controlling interest of ATS Andlauer Transportation Services Limited Partnership and its general partner ATS Andlauer Transportation Services GP Inc. Concurrent with the closing of the Offering, ATS Andlauer Transportation Services Limited Partnership will acquire substantially all of the assets and assume substantially all of the liabilities of the Division.

CERTIFICATES OF THE FUND AND THE PROMOTER

Dated: August 25, 2005

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part II of the *Securities Act* (Prince Edward Island), by Section 63 of the *Securities Act* (Nova Scotia), by Part 6 of the *Securities Act* (New Brunswick), by Part XIV of the *Securities Act* (Newfoundland), by Part 3 of the *Securities Act* (Yukon), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Nunavut), and the respective regulations thereunder. This prospectus, as required by the *Securities Act* (Québec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ATS ANDLAUER INCOME FUND
by its attorney
ATS Andlauer Transportation Services GP Inc.

By: (signed) MICHAEL ANDLAUER
President and Chief Executive Officer

By: (signed) BRIAN MASCARENHAS
Vice-President, Finance and Chief Financial Officer

On behalf of the Board of Directors

By: (signed) MICHAEL ANDLAUER
Director

On behalf of the Promoter

ATS ANDLAUER TRANSPORTATION SERVICES INC.

By: (signed) MICHAEL ANDLAUER
Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: August 25, 2005

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part II of the *Securities Act* (Prince Edward Island), by Section 64 of the *Securities Act* (Nova Scotia), by Part 6 of the *Securities Act* (New Brunswick), by Part XIV of the *Securities Act* (Newfoundland), by Part 3 of the *Securities Act* (Yukon), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Nunavut), and the respective regulations thereunder. To our knowledge, this prospectus, as required by the *Securities Act* (Québec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.	**RBC DOMINION SECURITIES INC.**	**TD SECURITIES INC.**
By: (signed) PETER JELLEY	By: (signed) WILLIAM WONG	By: (signed) GRANT HUGHES

CIBC WORLD MARKETS INC.

By: (signed) FRANCIS MASON

SCOTIA CAPITAL INC.

By: (signed) STEPHEN BURLETON

HSBC SECURITIES (CANADA) INC.

By: (signed) JEFF ALLSOP





ATS AMBIANT DELIVERY PROCESS
ats.ca
WHO'S DELIVERING YOUR FUTURE?

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. These securities have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "1933 Act"), or any state securities laws and accordingly will not be offered, sold or delivered, directly or indirectly, within the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or for the benefit of, a U.S. person (as defined in Regulation S under the 1933 Act) unless registered under the 1933 Act and applicable state securities laws or an exemption from such registration is available. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

PROSPECTUS

Initial Public Offering

September 22, 2005

ATS Andlauer Income Fund

$93,242,000

9,324,200 Units

This prospectus qualifies the distribution (the "**Offering**") of 9,324,200 trust units ("**Units**") of ATS Andlauer Income Fund (the "**Fund**"). The Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario created to invest, indirectly, in the freight transportation business. The Fund will indirectly hold limited partnership units representing an 80.1% interest in ATS Andlauer Transportation Services Limited Partnership (the "**Partnership**", "**ATS Andlauer**" or the "**Company**"). Following closing (the "**Closing**") of the Offering, the Partnership will acquire the Canadian transportation solutions business (the "**Business**") currently owned and operated by ATS Andlauer Transportation Services Inc. (the "**Vendor**"). The Vendor is a leading national Canadian transportation solutions provider focusing on the business-to-business distribution of higher value consumer products. See "Business of ATS Andlauer". The Vendor will hold the remaining 19.9% interest in the Partnership. See "Retained Interest and Exchange Rights". Senior management of ATS Andlauer hold an aggregate 70% indirect equity interest in the Vendor. See "Funding, Acquisition and Related Transactions" and "Use of Proceeds".

The Fund currently intends to make monthly distributions of its available distributable cash to holders of Units ("**Unitholders**") to the extent determined prudent by the trustees (the "**Trustees**") of the Fund. The initial cash distribution, for the period from the Closing to October 31, 2005, is expected to be approximately $0.085 per Unit (assuming that Closing occurs on September 30, 2005) and is expected to be paid on or about November 15, 2005 to Unitholders of record on October 31, 2005 (representing approximately $0.081 per Unit calculated on a monthly basis). See "Description of the Fund — Cash Distributions".

Price: $10.00 per Unit

	Price to the Public[1]	Underwriters' Fee	Net Proceeds to the Fund[2]
Per Unit	$10.00	$0.60	$9.40
Total Offering[3]	$93,242,000	$5,594,520	$87,647,480

Notes:

(1) The offering price of the Units has been determined by negotiation among the Fund, the Vendor and the Underwriters.

(2) Before deducting expenses of the Offering, which are estimated to be approximately $2,905,480, and will, together with the Underwriters' fee, be paid from the proceeds of the Offering.

(3) This prospectus also qualifies the issuance by the Fund of the Special Voting Units and the Exchange Rights in respect of the Exchangeable LP Units to the Vendor. See "Retained Interest and Exchange Rights" and "Description of the Fund — Units and Special Voting Units".

The pricing of the Units has been determined, in part, based on an estimate of distributable cash of the Fund for the 12 month period ended April 30, 2005 as set out under "Summary of Distributable Cash of the Fund". The return on an investment in the Fund is not comparable to the return on an investment in a fixed-income security. The recovery of an initial investment in the Fund is at risk, and the anticipated return on such investment is based on many performance assumptions. **Although the Fund currently intends to make monthly distributions of its available cash to holders of Units to the extent determined prudent by the Trustees, these cash distributions are not assured and may be reduced or suspended.** The ability of the Fund to make cash distributions and the actual amount distributed will depend on numerous factors, including financial performance, debt covenants and obligations, working

capital requirements and future capital requirements of the Business. The market value of the Units may deteriorate if the Fund is unable to meet its cash distribution targets in the future and that deterioration may be material. See "Risk Factors".

An investment in the Units is subject to a number of risks that should be considered by a prospective investor. It is important for investors to consider the particular risk factors that may affect the industry in which the investor is investing and the Business, and therefore the stability of the distributions Unitholders receive. See "Risk Factors — Risks Relating to the Partnership and its Business". This section also describes the Fund's assessment of those risk factors, as well as the potential consequences to Unitholders if such risks should occur. No stability rating for the Units has been applied for from any ratings agency.

The after-tax return from an investment in Units to Unitholders subject to Canadian federal income tax will depend, in part, on the composition for tax purposes of distributions paid by the Fund, portions of which may be fully or partially taxable or may be tax-deferred returns, which are not included in a Unitholder's income but which reduce the adjusted cost base of the Units to Unitholders. The composition for tax purposes of distributions may change over time, thus affecting the after-tax return to Unitholders. See "Certain Canadian Federal Income Tax Considerations" and "Risk Factors".

National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. (collectively, the "**Underwriters**"), as principals, conditionally offer the Units subject to prior sale, if, as and when sold and delivered by the Fund and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Fund by Burnet, Duckworth & Palmer LLP and on behalf of the Underwriters by Osler, Hoskin & Harcourt LLP. **There is currently no market through which the Units may be sold, and purchasers may not be able to resell the Units.** The Toronto Stock Exchange (the "TSX") has conditionally approved the listing of the Units. Listing is subject to the Fund fulfilling all of the requirements of the TSX on or before December 13, 2005, including the distribution of Units to a minimum number of public Unitholders. In connection with the Offering, the Underwriters may effect transactions that stabilize or maintain the market price of the Units in accordance with applicable market stabilization rules. See "Plan of Distribution".

The Canadian chartered bank affiliate of RBC Dominion Securities Inc. will be a lender to the Partnership on Closing. Consequently, the Fund may be considered a "connected issuer" of RBC Dominion Securities Inc. within the meaning of applicable Canadian securities legislation. See "Relationship Between the Fund and an Underwriter", "New Credit Facilities" and "Plan of Distribution".

Subscriptions for the Units will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. A book entry only certificate representing the Units will be issued in registered form to The Canadian Depository for Securities Limited ("**CDS**") or its nominee and will be deposited with CDS on the date of the Closing which is expected to occur on or about September 30, 2005 or such later date as the Fund, the Vendor and the Underwriters may agree, but in any event not later than October 31, 2005. A purchaser of Units will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the Units are purchased.


WE'RE
VICTORIA - VANCOUVER - KELOWNA - EDMONTON - CALGARY - REGINA - SASKATOON - WINNIPEG - WINDSOR - LO


THERE
NDON - HAMILTON - TORONTO - NAPANEE - CORNWALL - OTTAWA - MONTREAL - QUEBEC CITY - MONCTON - HALIFAX

TABLE OF CONTENTS

ELIGIBILITY FOR INVESTMENT

In the opinion of Burnet, Duckworth & Palmer LLP, counsel to the Fund, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the Units will, provided that the Fund is a mutual fund trust for purposes of the *Income Tax Act* (Canada) (the "Tax Act") on Closing, be qualified investments under the Tax Act at that time for Exempt Plans. The foregoing opinion assumes that, prior to the Closing, there will be no change in the applicable legislation currently in effect.

GENERAL DISCLOSURE MATTERS

Prospective investors should rely only on information contained in this prospectus. Neither the Fund nor the Underwriters have authorized any other person to provide prospective investors with different information. If a prospective investor is provided with different or inconsistent information, the investor should not rely on such information. Neither the Fund nor the Underwriters are making an offer to sell in any jurisdiction where the offer or sale is not permitted.

Unless expressly stated otherwise all historical financial and other information relating to the Business contained in this prospectus (including historical financial statements and management's discussion and analysis) refers to the Canadian transportation solutions business carried on by the Vendor prior to the Closing and does not include the results of operations of Concord Transportation Inc. ("**Concord**"), a wholly owned subsidiary of the Vendor.

Although the Vendor currently operates the Business to be acquired by the Partnership, unless otherwise indicated, the disclosure in this prospectus assumes that the steps outlined under the heading "Funding, Acquisition and Related Transactions" have been completed and the Partnership operates the Business currently operated by the Vendor.

Certain terms used in this prospectus are defined under "Glossary of Terms".

All dollar amounts in this prospectus are expressed in Canadian dollars, except where stated otherwise.

DEFINITION OF EBITDA, ADJUSTED EBITDA AND DISTRIBUTABLE CASH

References in this prospectus to:

"**EBITDA**" are to historical net income before provision for interest, income taxes and depreciation and amortization. Management believes that in addition to net income or loss, EBITDA is a useful supplemental measure of cash available for distribution before debt service, changes in working capital, maintenance capital expenditures and taxes.

"**Adjusted EBITDA**" are to EBITDA adjusted for certain non-recurring items that Management believes facilitate the comparison of historical periods. Non-recurring items are transactions or events that Management believes are unusual in the context of a publicly-traded issuer in the transportation services industry and are not expected to reoccur within the foreseeable future, and include management salaries and fees (paid to owner–managers and related parties) and other non-recurring items. A description of these items, the reasons for the adjustments and a reconciliation of net income to EBITDA and to Adjusted EBITDA based on the historical financial statements of the Business are provided under the heading "Reconciliation of Net Income to EBITDA and Adjusted EBITDA".

"**Distributable cash**" are to cash available for distribution to Unitholders in accordance with the distribution policies of the Fund described in this prospectus. Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance and Management believes that prospective investors may consider the cash distributed by the Fund relative to the price of the Units when assessing an investment in Units. The Fund's method of determining distributable cash is derived from Adjusted EBITDA, which in turn is derived from net income, a measure recognized under GAAP. Net income has been used as the basis for the calculation of distributable cash because only a pro forma statement of net income (or loss) (and not a pro forma statement of cash flow) for the Fund is available. Management believes that the method of determining distributable cash presented in this prospectus is comparable to cash flow from operating activities before taxes, certain non-recurring expenses and changes in working capital. This method presents distributable cash based on the results of the relevant period, after adjusting for the items described in the table and the notes thereto under "Prospectus Summary — Summary of Distributable Cash of the Fund" and "Summary of Distributable Cash of the Fund".

As the Fund intends initially to distribute 90% of its available cash on an ongoing basis (after providing for certain amounts described elsewhere in this prospectus), Management believes that EBITDA and Adjusted EBITDA are useful measures in evaluating the performance of the Fund and in determining whether to invest in Units of the Fund. Specifically, Management believes that Adjusted EBITDA is the appropriate measure from which to make adjustments to estimate the distributable cash of the Fund.

EBITDA, Adjusted EBITDA and distributable cash are measures that are not recognized by generally accepted accounting principles in Canada ("**GAAP**") and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA, Adjusted EBITDA and distributable cash may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA, Adjusted EBITDA and distributable cash should not be construed as alternatives to net income or loss determined in accordance with GAAP as indicators of the Partnership's performance or to cash flows from operating, investing and financing activities as measures of liquidity and cash flows. These non-GAAP measures should only be used in conjunction with the financial statements of the Business and the Fund included elsewhere in this prospectus. For a reconciliation of EBITDA and Adjusted EBITDA to net income based on the historical financial statements of the Business prepared in accordance with GAAP contained elsewhere in this prospectus, see "Reconciliation of Net Income to EBITDA and Adjusted EBITDA".

FORWARD LOOKING STATEMENTS

This prospectus contains forward-looking statements. Statements other than statements of historical fact contained in this prospectus may be forward looking statements, including, without limitation, Management's expectations, intentions and beliefs concerning the transportation industry, its competitive landscape and the general economy, statements regarding the amount and timing of the payment of distributions by the Fund and the future financial position or results of the Fund or the Business, business strategy, proposed acquisitions, growth opportunities, budgets, litigation, projected costs and plans and objectives of or involving the Fund or the Partnership. Prospective investors can identify many of these statements by looking for words such as "believe", "expects", "will", "intends", "projects", "anticipates", "estimates", "continues" or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions and should not be read as guarantees or assurances of future performance. **Accordingly, prospective investors are cautioned not to place undue reliance on any forward looking information contained in this prospectus. Statements containing forward looking information reflect Management's current beliefs and assumptions based on information in its possession on the date of this prospectus.** Although Management believes that the expectations represented in such forward looking statements are reasonable, there can be no assurance that such expectations will prove to be correct.

Statements containing forward-looking information by their nature involve numerous assumptions and significant known and unknown facts and uncertainties of both a general and a specific nature. Some of the factors that could affect future results and could cause results to differ materially from those expressed in the forward looking statements contained herein include risks relating to: general economic conditions; the competitive environment; reliance on major customers and contract renewals; dependence on personnel; labour relations; insurance matters; reliance on information technology; reliance on third party transportation providers; exposure to litigation; weather conditions; the regulatory environment in which the Partnership will operate; environmental regulation and potential environmental liability; potential unknown liabilities; the timing and amount of capital expenditures; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Partnership; the availability of future financing; the ability to sustain and manage growth; absence of an operating history as a public company; dependence on external funding sources; the dependence of the Fund on ATSOT and the Partnership; absence of a prior public market for the Units; unpredictability and potential volatility of the trading price of the Units including the effect of market interest rates on the price of Units; the nature of the Units; cash distributions are not guaranteed and will fluctuate with the Partnership's performance; cash-on-cash yield as a measure of performance; the legal attributes of the Units; the restrictions on the potential growth of the Partnership as a consequence of the payment by the Partnership of substantially all of its operating cash flow; income tax related risks; future sales of Units by the Vendor; ability to recover from the Vendor for breaches of the Acquisition Agreement; conflicts of interest; possible limits on Unitholder limited liability; the distribution of securities on redemption or termination of the Fund; dilution of interests of Unitholders; and restrictions on non-resident Unitholders and liquidity of Units.

The information contained in this prospectus, including the information set forth under "Risk Factors", identifies additional factors that could affect the operating results and performance of the Fund and the Partnership.

The forward looking statements contained herein are expressly qualified in their entirety by this cautionary statement. The forward looking statements included in this prospectus are made as of the date of this prospectus and, subject to applicable law, neither the Fund nor any other party involved in the Offering assumes any obligation to update or revise them to reflect new events or circumstances.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, the market and industry data contained in this prospectus is based upon information from independent industry and other publications and Management's knowledge of and experience in the markets in which ATS Andlauer operates. While Management believes this data to be reliable, market and industry data is subject to variations and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. None of the Fund, the Partnership, the Vendor or the Underwriters has independently verified any of the data from third party sources referred to in this prospectus or ascertained the underlying assumptions relied upon by such sources. In addition, the Underwriters have not independently verified any of the industry data prepared by Management.

TRADEMARKS

The "ATS" logo is a trademark owned by the Vendor and will be acquired by the Partnership on completion of the Acquisition. All other trademarks used in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

The following is a summary of the principal features of the Offering and should be read together with the more detailed information and financial data and statements contained elsewhere in this prospectus. Although the Vendor currently operates the Business to be acquired by the Partnership, unless in each case otherwise indicated, the disclosure in this prospectus assumes that the steps outlined under the heading "Funding, Acquisition and Related Transactions" have been completed and the Partnership operates the Canadian transportation solutions business currently operated by the Vendor. All dollar amounts set forth in this prospectus are in Canadian dollars except where otherwise indicated. Certain terms used in this prospectus are defined under "Glossary of Terms" at the end of this prospectus.

ATS Andlauer Income Fund

The Fund is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust. The Fund was established for the purposes of indirectly investing in the transportation solutions business. The Fund will hold, through ATS Andlauer Operating Trust ("**ATSOT**"), limited partnership units representing an 80.1% interest in ATS Andlauer Transportation Services Limited Partnership (the "**Partnership**", "**ATS Andlauer**" or the "**Company**"). The Vendor will hold the remaining 19.9% interest in the Partnership. The Partnership will own the Business. See "Description of the Fund", "Funding, Acquisition and Related Transactions" and "Retained Interest and Exchange Rights".

The Fund currently intends to make equal monthly distributions of its available distributable cash to Unitholders to the extent determined prudent by the Trustees. See "Description of the Fund – Cash Distributions".

Business of ATS Andlauer

Overview

ATS Andlauer is a leading single source, full-service transportation solutions provider for major consumer product companies requiring value added business-to-business transportation solutions in Canada. The Company provides a broad range of transportation services designed to deliver reliable, flexible, and cost-effective distribution services that fulfill its customers' specific needs. These services are provided using courier, air freight forwarding, less-than-truckload ("**LTL**") and truckload ("**TL**") transportation modes, and include a full range of value added specialized service and logistics capabilities. ATS Andlauer has experienced strong growth from inception through its ability to identify and service select consumer product industry segments that require specialized supply chain service, efficiency and security. Management believes that ATS Andlauer's bundled service offering differentiates it from its competitors.

Headquartered in the Greater Toronto Area (Etobicoke), Ontario, ATS Andlauer currently serves its approximately 1,400 customers from a network of 23 centres across Canada. The Company focuses on the transportation of high value products that are time sensitive including pharmaceuticals, DVDs, telecommunication devices (such as wireless handsets and satellite dishes) and cosmetics. ATS Andlauer's customers include major manufacturers and consumer product companies in the entertainment, healthcare, telecommunications and electronics industries including Bell Distribution Inc., Buena Vista Home Video, L'Oreal Canada, Pfizer Canada Inc., Sony Music Canada and Warner Video. ATS Andlauer has established long-term relationships with its customers serving some of its major customers since inception in 1991 and its top 30 customers (by 2004 revenue) for an average of eight years.

Historical Financial Growth

ATS Andlauer has experienced stable financial performance with a history of growth, as illustrated by the charts below, by successfully executing a business strategy that emphasizes operational efficiencies, economies of scale and rigorous cost control. ATS Andlauer has achieved a positive operating profit in every quarter since inception in 1991.



Historical Revenue(1)
(In Millions)
$175.0
$150.0
$125.0
$100.0
$75.0
$50.0
$25.0
$0.0
(In Millions)
CAGR 22.9%
$25.9
$36.1
$49.2
$64.1
$77.0
$81.7
$94.0
$104.7
$127.9
$150.1
1996 1997 1998 1999 2000 2001 2002 2003 2004 LTM

Adjusted EBITDA and Net Earnings(1)(2)(3)(4)
(In Millions)



Adjusted EBITDA
Net Earnings
$20.0
$15.0
$10.0
$5.0
$0.0
(In Millions)
Adjusted EBITDA CAGR: 17.2%
$3.7
$2.0
$3.5
$1.0
$5.7
$2.8
$9.1
$4.7
$9.1
$4.7
$10.5
$5.8
$12.1
$6.9
$13.4
$7.7
$12.5
$7.1
$14.3
$8.2
1996 1997 1998 1999 2000 2001 2002 2003 2004 LTM

Notes:

(1) Figures for 1996 to 2004, inclusive, are for the fiscal years ended October 31. Figures for LTM are for the 12 month period ended April 30, 2005. Results for the LTM period include revenue of $81.7 million and Adjusted EBITDA of $8.6 million for the six month period ended April 30, 2005.

(2) Adjusted EBITDA is not a recognized measure under GAAP and does not have standardized meanings prescribed by GAAP. Therefore Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Reconciliation of Net Income to EBITDA and Adjusted EBITDA." As the Fund intends to distribute substantially all of its cash on an ongoing basis, Management believes that Adjusted EBITDA is an important measure in evaluating the Fund's performance and in determining whether to invest in the Fund.

(3) Management believes that the decreases in Adjusted EBITDA in 1997 and 2004 resulted in part from initial integration costs associated with the completion of the acquisitions of Mowat Express Inc. and Concord, respectively.

(4) Compound annual growth rate ("CAGR") figures represent results for the 1996 to LTM period, inclusive.

Business Strengths

Management believes that the following business strengths set the Company apart from its competitors and will enable it to maintain its leadership position in the markets in which it competes, continue to grow revenue and maintain cash flow stability.

One Stop Source of Transportation Solutions — ATS Andlauer's broad range of specialized services and its national distribution network of 23 centres provide its customers with comprehensive solutions for their product transportation needs. ATS Andlauer provides courier services, LTL trucking, TL trucking, air freight forwarding services, and premium value added services such as temperature management services, returns management and appointment delivery.

Specialized Target Market Segments — ATS Andlauer transports goods for customers with high value products in growing industries, particularly consumer products industries such as health care and entertainment that require specialized logistics and supply chain capabilities. Management believes that these customers are willing to pay a premium for the higher quality and value added services ATS Andlauer provides, as service failures or product damage can be significantly more costly than transportation costs.

Variable Cost Model — ATS Andlauer operates on a variable cost business model. Management believes ATS Andlauer maintains fewer fixed assets than the majority of its competitors, a strategy that it believes allows it to be more flexible and adaptive to changes in the marketplace. ATS Andlauer pursues this strategy through several practices including: using owner-operators, leasing facilities and equipment, using third party air cargo operators, limiting spending on marketing, and using contract warehouse labour.

Diversified and Long-Term Customer Relationships — ATS Andlauer currently serves a diversified group of approximately 1,400 customers operating in various industries and across geographic borders. In fiscal 2004, ATS Andlauer's largest customer accounted for 7.6% of revenue, the top five customers accounted for 25.3%, the top 10 customers accounted for 39.0% and the top 30 customers accounted for 62.9%. ATS Andlauer's top 30 customers in fiscal 2004 have been customers for an average of approximately eight years and many have been customers since the Company's inception. None of the Company's other customers accounted for more than 2% of its revenue in fiscal 2004.

Predictable and Stable Demand — Management believes that demand for domestic transportation and distribution services is supported by economic trends and the necessity for consumer product companies to provide their

products to consumers in a timely manner. Management believes that demand for the Company's services is stable and recession-resistant. Between 2001 and 2003, a period of economic slowdown, the Company was able to increase revenue and achieve stable Adjusted EBITDA, while continuing to attract new customers and add facilities.

Strong Management Team and Significant Retained Interest — Led by Michael Andlauer, Chief Executive Officer, who founded the Business, current management has played a significant role in establishing ATS Andlauer's leading market position in the national business-to-business transportation of higher value consumer products. ATS Andlauer has a strong and experienced management team with an average of 18 years of experience in the transportation industry, many of whom have been with the Company almost from inception. The Vendor will retain a 19.9% interest in the Partnership following Closing reflecting Management's commitment to ATS Andlauer.

Products and Services

ATS Andlauer offers a suite of ground and air transportation services that provide its diversified customer base with the ability to source all of their transportation needs from a single transportation solution provider. ATS Andlauer enhances its service offering with the provision of logistic and value added services. ATS Andlauer's principal services can be described as follows:

Courier Services — ATS Andlauer has an extensive courier service network providing coast-to-coast courier services to its customers. ATS Andlauer operates in 23 centres across Canada processing approximately 20,000 shipments per day (46,000 packages). ATS Andlauer's courier services accounted for approximately 39% of its revenue in fiscal 2004.

Less than Truckload (LTL) Trucking — Through its 23 centres ATS Andlauer also provides its customers with an expedited and consistent LTL service processing approximately 1,700 LTL shipments per day (17,040 pieces). By offering its customers both courier and LTL services the Company is able to provide a single source solution to its customers that can reduce the number of carriers delivering into a consignee's facilities, allowing them to be more efficient. ATS Andlauer's LTL services accounted for approximately 49% of its revenue in fiscal 2004.

Air Freight Forwarding — Management believes that ATS Andlauer is one of the largest domestic air freight forwarding companies in Canada, handling on average approximately 1,600 shipments per day. ATS Andlauer has longstanding relationships and guaranteed contracted space on selected routes with both Air Canada and Cargojet to meet its customers' air freight needs. ATS Andlauer's air freight forwarding services accounted for approximately 12% of its revenue in fiscal 2004.

Value Added Services — ATS Andlauer provides a full range of value added services to its customers that complement its core transportation services outlined above. The Company differentiates itself from its competitors through its ability to coordinate nationwide distribution while providing bundled customized transportation solutions to its customers. Some of the differentiated services available to its customers are: leading package tracking systems, temperature management systems, appointment services, and returns management.

Transportation Industry Trends

Management believes that the following key industry trends are occurring and are the most relevant to the sectors of the freight transportation business in which the Company competes:

Strong Industry Growth — The Canadian trucking industry (including courier services) has grown by revenue at a CAGR of 8.4% since 1996, well above the rate of growth of the Canadian economy as a whole. The industry is experiencing the most rapid growth in the courier service and logistics and value added service segments. Increased global branding and trading has helped drive the strong growth in the industry.

Significant Advances in Technology — Customers of the transportation and distribution industry are demanding complex supply chain management solutions that require more sophisticated information technology systems. These solutions include placing greater demands for quality, innovation and transparency of information at all stages of the order/delivery and warehousing processes. Customers in the manufacturing and consumer products industries require increased levels of service including: precision delivery time, controlled and monitored shipping environment, precise tracking and timely information about potential service disruptions. As a result, these customers are looking more often to specialized and technologically advanced transportation solutions providers to handle their distribution needs.

Changing Retail Delivery Model — The growth in market share of larger retail chains and "big box" store retail outlets is changing the retail delivery model resulting in a trend towards larger shipment sizes and increased demand for

appointment deliveries. This trend places increased demands on transportation companies to handle multiple shipment sizes ranging from courier to LTL and be able to handle appointment deliveries from their facilities.

Outsourcing — An increasing number of companies are outsourcing their distribution and transportation needs. The increasing complexity of delivery requirements has made it less efficient for companies to manage their own transportation process, particularly when some of the larger retailers have moved towards preferred carrier programs. This trend is expected to continue and to drive growth in the transportation and distribution sector.

Opportunities for Industry Consolidation — The transportation industry has experienced consolidation as operators attempt to provide freight transportation in a cost-effective manner, by spreading costs over a larger revenue base. Customers are also increasingly seeking multiple transportation solutions from their transportation providers. These trends have resulted in consolidation in the industry and Management believes that these trends will benefit companies like ATS Andlauer, with national reach, the flexibility to adapt to industry trends and customer needs, and the ability to provide a full range of transportation services, logistics and value added services.

Selected Historical Financial Information

The following selected historical financial and operating information has been derived from the historical financial statements of the Business set out elsewhere in this prospectus. This information should be read in conjunction with the financial statements of the Business, together with the notes thereto, included elsewhere in this prospectus.

	Six Months Ended April 30,		12 Months Ended April 30,	Years Ended October 31,		
	2005[(1)]	2004[(1)]	2005[(2)]	2004[(1)]	2003[(1)]	2002[(1)]
	(unaudited)	(unaudited)	(unaudited) (in thousands of dollars)			
Income Statement and Related Financial Information						
Revenue	81,688	59,426	150,133	127,871	104,679	93,962
Gross margin	29,188	23,364	52,859	47,035	41,658	39,023
Net income	5,137	4,035	8,249	7,147	7,654	6,914
Maintenance capital expenditures	—	129	271	400	623	629
EBITDA[(3)]	8,190	6,588	13,352	11,750	12,959	12,080
Adjusted EBITDA[(3)]	8,591	6,791	14,301	12,501	13,364	12,131

	As at April 30 2005	As at October 31, 2004	As at October 31, 2003
	(unaudited) (in thousands of dollars)		
Balance Sheet Financial Information			
Total assets	28,123	26,027	24,604
Long-term liabilities	—	—	—

Notes:

(1) The amounts are derived from the audited and unaudited historical financial statements of the Business included elsewhere in this prospectus.

(2) The amounts for the 12 months ended April 30, 2005 have been derived from the audited financial statements of the Business for the year ended October 31, 2004 and the unaudited financial statements for the six month periods ended April 30, 2005 and April 30, 2004 included in this table and elsewhere in this prospectus. The results of operations for this period are not necessarily indicative of the results of operations to be expected in any given fiscal year.

(3) EBITDA represents earnings before provision for interest, income taxes and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted for certain items that Management believes facilitates the comparability of historical periods. EBITDA and Adjusted EBITDA are not measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Reconciliation of Net Income to EBITDA and Adjusted EBITDA".

Summary of Distributable Cash of the Fund

Management has prepared the following summary of distributable cash of the Fund on the basis of the financial and other information contained in this prospectus and Management's estimate of the amount of expenses that would have been incurred by the Partnership and the Fund had the Fund been in existence for the 12 months ended April 30, 2005. The analysis has been prepared on the basis that the Offering and the transactions described under "Funding, Acquisition and Related Transactions" have been completed at the beginning of such 12 month period.

Management believes that, upon completion of the Offering, the Fund and its subsidiaries will incur maintenance capital expenditures, additional general administrative costs and interest expense that will differ from those contained in the historical financial statements of the Business that are included elsewhere in this prospectus. See "Business of ATS Andlauer — Capital Expenditures" and "New Credit Facilities". Although Management does not have firm commitments for all of the aforementioned items and, accordingly, the complete financial effects of all of those items are not objectively determinable, Management believes that the following represents a reasonable estimate of the distributable cash of the Fund that would have been available for distribution for the 12 months ended April 30, 2005 on a pro forma basis had the Fund been in existence during such time and had the transactions described under "Funding, Acquisition and Related Transactions" taken place at the beginning of such period. **This analysis is not a forecast or a projection of future results. The actual results of operations of the Fund for any period, whether before or after the Closing, will vary from the amounts set forth in the following analysis and such variation may be material.** Additionally, Management believes the operations of the Partnership are subject to risks, and in reviewing the following summary of distributable cash, investors should review and consider the risks described under the heading "Risk Factors".

	12 Months Ended April 30, 2005[1]
	(unaudited) ($ thousands except per unit data)
Adjusted EBITDA[2]	14,301
Management believes the following items should decrease the amount of distributable cash available for distribution by the Fund:	
Maintenance capital expenditures[3]	(500)
Additional general and administrative expenses[4]	(700)
Interest expense on New Credit Facilities[5]	(490)
Distributable cash available for distribution[6]	12,611
Distributable cash holdback (10% of distributable cash available for distribution)[6][7]	(1,261)
Distributable cash[6]	11,350
Distributable cash per Unit[8]	0.975

Notes:

(1) Certain financial information has been derived from the historical financial statements of the Business contained elsewhere in this prospectus. See also "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Management's Discussion and Analysis of Financial Condition and Results of Operations— Selected Historical Financial and Operating Information".

(2) Adjusted EBITDA represents EBITDA adjusted for certain non-recurring items that Management believes facilitates the comparability of historical periods. EBITDA and Adjusted EBITDA are not measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Reconciliation of Net Income to EBITDA and Adjusted EBITDA".

(3) Maintenance capital expenditures have been estimated by Management based on historical expenditure levels. During the period from fiscal 2000 to fiscal 2004, maintenance capital expenditures averaged approximately $0.383 million. The maintenance capital expenditures of $0.565 million in 2002 and $0.525 million in 2003 were due primarily to non-recurring modifications made to conveyors and the upgrade of security cameras that was completed in those years. In 2004 maintenance capital expenditures were $0.4 million, which is more consistent with the average over the last five years. See "Business of ATS Andlauer — Capital Expenditures".

(4) Management estimates that, subsequent to the Offering, the Fund and the Partnership will incur additional general and administrative costs on an ongoing basis in connection with ongoing public disclosure requirements, investor relations, trustee and director fees and other related matters.

(5) Represents estimated interest expense on the New Credit Facilities, assuming an average of $10.5 million had been outstanding over the twelve-month period at an assumed interest rate of 4.7%. See "New Credit Facilities".

(6) Distributable cash is a measure that is not recognized by GAAP and does not have a standardized meaning prescribed by GAAP. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash". Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance and Management believes that prospective investors may consider the cash distributed by the Fund relative to the price of the Units when assessing an investment in Units. The Fund's method of determining distributable cash is derived from Adjusted EBITDA, which in turn is derived from net income, a measure recognized under GAAP. Net income has been used as the basis for the calculation of distributable cash because only a pro forma statement of net income (or loss) (and not a pro forma statement of cash flow) for the Fund is available. Management believes that the method of determining distributable cash presented in this prospectus is comparable to cash flow from operating activities before taxes, certain non-recurring expenses and changes in working capital. This method presents distributable cash based on the results of the relevant period, after adjusting for the items described in the table above and the notes thereto.

(7) Management initially intends to reserve approximately 10% of distributable cash available for distribution based on its assessment of a prudent payout ratio for the Fund at this time and its assessment of opportunities to, among other things, invest in future growth initiatives intended to enhance value to Unitholders.

(8) Based on 11,640,642 Units outstanding on a fully diluted basis upon Closing, assuming the exchange for Units of all outstanding Exchangeable LP Units.

THE OFFERING

Offered Units:	9,324,200 Units of the Fund
Price:	$10.00 per Unit.
Amount:	$93,242,000
Units:	Each Unit represents an equal undivided beneficial interest in the Fund and in any distributions payable by the Fund. Each Unit is transferable, entitles the holder thereof to participate equally in distributions of the Fund, is not subject to future calls or assessment and entitles the holder to rights of redemption and to one vote at all meetings of Voting Unitholders. See "Description of the Fund".
Use of Proceeds:	The net proceeds from the issuance of the Units are estimated to be approximately $84,742,000 after deducting the fees payable to the Underwriters and the expenses of the Offering estimated at $8,500,000. The Fund will use the gross proceeds of the Offering to subscribe for ATSOT Units for $93,242,000. ATSOT will use the proceeds from the issuance to the Fund of the ATSOT Units to subscribe for 9,324,200 Ordinary LP Units for $93,242,000. The Partnership will use the proceeds from the issuance to ATSOT of the Ordinary LP Units, and will draw down approximately $11.2 million under the New Credit Facilities, to pay the expenses of the Offering and the Underwriters' fee and, together with the issuance to the Vendor of 2,316,442 Exchangeable LP Units representing 19.9% of the outstanding LP Units, to purchase the Purchased Assets from the Vendor. The Fund will then hold an 80.1% indirect interest in the Partnership. See "Use of Proceeds" and "Funding, Acquisition and Related Transactions".
Retained Interest:	In addition to cash consideration, a portion of the consideration to be received by the Vendor under the Acquisition Agreement will consist of a 19.9% interest in the Partnership comprised of 2,316,442 Exchangeable LP Units. The Exchangeable LP Units will be indirectly exchangeable for Units of the Fund on a one-for-one basis, subject to adjustment in certain circumstances. One Special Voting Unit of the Fund will be issued for each Exchangeable LP Unit. In addition, the Vendor will be granted "demand" and "piggy back" registration rights by the Fund in respect of the Units that it indirectly owns or may acquire pursuant to the exercise of its Exchange Rights, subject to certain restrictions. See "Retained Interest and Exchange Rights" and "Description of the Partnership — LP Units". Subject to certain exceptions, the Exchangeable LP Units are not transferable until 180 days after the Closing Date.
Distribution Policy of the Fund:	The Fund currently intends to make monthly distributions of its available distributable cash to Unitholders to the extent determined prudent by the Trustees. Monthly distributions are to be paid to Unitholders of record on the last business day of each calendar month or such other date as may be determined from time to time by the Trustees and are to be paid generally on the 15th day of the following month. The initial cash Distribution for the period from the Closing Date to October 31, 2005 is expected to be $0.085 per Unit (assuming that Closing occurs on September 30, 2005) and is expected to be paid on or about November 15, 2005 to Unitholders of record as of October 31, 2005 (representing $0.081 per Unit calculated on a monthly basis). See "Description of the Fund — Cash Distributions".

Distribution Policy of ATSOT:	The distributable cash of ATSOT will be derived primarily from distributions on or in respect of Ordinary LP Units owned by ATSOT. ATSOT intends to make monthly distributions to holders of ATSOT Units of its distributable cash after satisfaction of its interest obligations, if any, less any administrative expenses and other obligations of ATSOT. See "Description of ATSOT — Cash Distributions".
Distribution Policy of the Partnership:	The Partnership currently intends to make monthly distributions of its distributable cash on the Ordinary LP Units and Exchangeable LP Units initially less a discretionary 10% reserve. The distributable cash of the Partnership will be based on available cash from its operations, less amounts required for debt service obligations, general and administrative expenses and other expense obligations, expenditures in excess of reserves, long-term incentive plan awards and other incentives, reserves, and such other amounts as may be considered appropriate by the board of directors of the GP. Capital and other expenditures (including amounts to enable the Partnership to pay equal monthly distributions based on expected annual cash distributions) may be financed with drawings under one or more credit facilities to be established on behalf of the Partnership, other borrowings or additional issuances of Units. See "Description of the Partnership — LP Units". **The Fund, ATSOT and the Partnership have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and available distributable cash will fluctuate with, among other things, the Partnership's performance.** See "Risk Factors — Risks Relating to the Structure of the Fund and the Offering — Cash Distributions".
Tax Considerations:	Each Unitholder will be required to include in computing income for Canadian income tax purposes for a particular taxation year the Unitholder's pro rata share of the Fund's income that was paid or payable in that year by the Fund to the Unitholder and that was deducted by the Fund in computing its income. Generally, all other amounts received by Unitholders will not be included in the Unitholders' income, but will reduce the adjusted cost base of the Unitholders' Units, for Canadian income tax purposes. Prospective purchasers should consult their tax advisors regarding the tax implications of an investment in Units. See "Certain Canadian Federal Income Tax Considerations".
Description of Acquisition Agreement:	Pursuant to the Acquisition Agreement, the Vendor will sell all or substantially all of its assets used in carrying on the Business in consideration for $95,942,000 in cash and 2,316,442 Exchangeable LP Units, subject to customary adjustments. Upon completion of the transactions contemplated by the Acquisition Agreement, the Vendor will hold Exchangeable LP Units representing 19.9% of the LP Units and the Fund will hold Ordinary LP Units representing 80.1% of the LP Units. The Acquisition Agreement will contain customary representations and warranties and related indemnities from the Vendor and AMG in favour of the Partnership, including representations and warranties concerning the Business, the Purchased Assets and the Vendor and a representation and warranty that this prospectus contains full, true and plain disclosure of all material facts relating to the Fund, the Business and the Units and does not contain any misrepresentation (as that term is defined in the *Securities Act* (Ontario)).

The total maximum liability under all of the Vendor's representations, warranties and indemnities will be limited, without duplication, to the sum of all cash amounts (the "**Cash Consideration**") received by the Vendor from the Partnership in connection with the transaction of purchase and sale contemplated in the Acquisition Agreement. The total maximum liability under all of AMG's representations, warranties and indemnities will be limited, without duplication, to that portion of the Cash Consideration as is actually distributed or paid by the Vendor, directly or indirectly, to AMG as a dividend or other distribution or payment after the Closing, to a maximum of 70% of the total Cash Consideration. AMG will not be liable under its representations, warranties and indemnities except to the extent that the assets of the Vendor are insufficient to satisfy the claim of the Fund.

All claims under the representations, warranties and indemnities against the Vendor and AMG under the Acquisition Agreement will be subject to an aggregate deductible of $500,000 and thereafter each set of related claims must reach an aggregate threshold of $100,000 (other than in certain cases in respect of the representation and warranty that this prospectus does not contain a misrepresentation, which will not be subject to any deductible).

The majority of these representations and warranties will survive the Closing for a period of two years, except for (i) certain limited representations and warranties, which will survive indefinitely, (ii) representations and warranties relating to taxation matters, which will survive the Closing for the duration for the applicable reassessment and appeal period, and (iii) the representation and warranty as to the prospectus disclosure, which will survive the Closing for a period three years and 90 days.

There can be no assurance of recovery by the Fund from the Vendor or AMG for breaches of such representations and warranties, given that there can be no assurance that the assets or financial resources of the Vendor or AMG will be sufficient to satisfy such obligations. Investors in the Fund will not have a direct statutory right of action against AMG for a misrepresentation in this prospectus.

See "Principal Agreements — Acquisition Agreement".

Risk Factors:

An investment in Units is subject to certain risk factors that prospective investors should carefully consider. The risk factors include industry risks associated with the freight transportation business including: general economic conditions; the competitive environment; reliance on major customers and contract renewals; dependence on personnel; labour relations; insurance matters; reliance on information technology; reliance on third party transportation providers; exposure to litigation; weather conditions; the regulatory environment in which the Partnership will operate; environmental regulation and potential environmental liability; potential unknown liabilities; the timing and amount of capital expenditures; leverage and restrictive covenants and agreements relating to current and future indebtedness of the Partnership; the availability of future financing; the ability to sustain and manage growth; absence of an operating history as a public company; and, dependence on external funding sources. The risk factors also include risks associated with the structure of the Fund and the Offering including: the dependence of the Fund on ATSOT and the Partnership; absence of a prior public market for the Units; unpredictability and potential volatility of the trading price of the Units including the effect

of market interest rates on the price of Units; the nature of the Units; cash distributions are not guaranteed and will fluctuate with the Partnership's performance; cash-on-cash yield as a measure of performance; the legal attributes of the Units; leverage and restrictive covenants in agreements relating to current and future indebtedness of the Partnership; the restrictions on the potential growth of the Partnership as a consequence of the payment by the Partnership of substantially all of its operating cash flow; income tax related risks; future sales of Units by the Vendor; ability to recover from the Vendor for breaches of the Acquisition Agreement; conflicts of interest; possible limits on Unitholder limited liability; the distribution of securities on redemption or termination of the Fund; dilution of interests of Unitholders; and, restrictions on non-resident Unitholders and liquidity of Units. See "Risk Factors".

Structure of the Fund

The following chart illustrates the structure of the Fund after giving effect to the Offering and the indirect investment by the Fund in the Partnership. See "Retained Interest and Exchange Rights", "Funding, Acquisition and Related Transactions" and "Use of Proceeds".



Public Unitholders
100% (Units)
ATS Andlauer Income Fund (the "Fund")
100% (ATSOT Units)
ATS Andlauer Operating Trust ("ATSOT")
100% (GP Common Shares)
Vendor(3)
80.1%(1)
ATS Andlauer Transportation Services GP Inc. (the "GP")
19.9%(2)
100% (GP Units)
ATS Andlauer Transportation Services Limited Partnership (the "Partnership")

Notes:

(1) Ordinary LP Units, representing 80.1% of the LP Units.

(2) Exchangeable LP Units representing 19.9% of the LP Units. Each Exchangeable LP Unit will be exchangeable into one Unit, subject to customary anti-dilution adjustments. The holders of Exchangeable LP Units will also be issued one Special Voting Unit for each Exchangeable LP Unit held. The Special Voting Units will entitle the holders of Exchangeable LP Units to such number of votes at meetings of Voting Unitholders as is equal to the number of Units into which the related Exchangeable LP Units are then exchangeable. See "Retained Interest and Exchange Rights" and "Description of the Fund — Units and Special Voting Units".

(3) The Vendor is owned by the Existing Shareholders.

THE FUND AND ATS ANDLAUER

The Fund

The Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario by the Declaration of Trust. On Closing, the Fund will own all of the ATSOT Units, and will hold, indirectly through ATSOT, an 80.1% interest in the Partnership. The Fund will receive, indirectly through ATSOT, distributions of distributable cash of the Partnership. See "Description of the Fund".

ATSOT is an unincorporated open-ended trust established under the laws of the Province of Ontario pursuant to the ATSOT Declaration of Trust. ATSOT was created to initially acquire and hold 80.1% of the LP Units and 100% of the GP Common Shares. See "Description of ATSOT".

The Partnership is a limited partnership formed under the laws of the Province of Manitoba, with the GP as its general partner. The Partnership carries on business and is governed under the Limited Partnership Agreement. On Closing and the completion of the Acquisition, the Partnership will be a leading national Canadian transportation solutions provider focusing on the distribution of higher value consumer products and offering multiple modes of transport including specialized courier services, for-hire trucking and air freight forwarding services. See "Description of the Partnership" and "Business of ATS Andlauer".

The GP is a corporation incorporated under the CBCA to act as the general partner of the Partnership. See "Description of the GP".

The principal and head office of each of the Fund, ATSOT, the Partnership and the GP is located at Suite 600, 190 Attwell Drive, Etobicoke, Ontario, M9W 6H8.

ATS Andlauer

Over the last 14 years, ATS Andlauer has become a leading single source, full-service transportation solutions provider for major consumer product companies requiring value added business-to-business transportation solutions in Canada. The Company provides a broad range of transportation services designed to deliver reliable, flexible, and cost-effective distribution services that fulfill its customers' specific needs. These services are provided using courier, air freight forwarding, LTL and TL transportation modes, and include a full range of value added specialized service and logistics capabilities. ATS Andlauer has experienced strong growth from inception through its ability to identify and service select consumer product industry segments that require specialized supply chain service, efficiency and security. Management believes that ATS Andlauer's bundled service offering differentiates it from its competitors.

Headquartered in the Greater Toronto Area (Etobicoke), Ontario, ATS Andlauer currently serves its approximately 1,400 customers from a network of 23 centres across Canada. The Company focuses on the transportation of high value products that are time sensitive including pharmaceuticals, DVDs, telecommunication devices (such as wireless handsets and satellite dishes) and cosmetics. ATS Andlauer's customers include major manufacturers and consumer product companies in the entertainment, healthcare, telecommunications and electronics industries including Bell Distribution Inc., Buena Vista Home Video, L'Oreal Canada, Pfizer Canada Inc., Sony Music Canada and Warner Video. ATS Andlauer has established long-term relationships with its customers serving some of its major customers since inception in 1991 and its top 30 customers (by 2004 revenue) for an average of eight years.

INDUSTRY OVERVIEW

General Overview

The Canadian freight transportation industry can be defined by two categories: the business-to-business segment and the business-to-consumer segment. The business-to-consumer segment includes goods shipped between businesses and individual consumers. The business-to-business segment includes the transportation of goods between businesses. ATS Andlauer is focused exclusively on the business-to-business segment of the transportation industry.

The Canadian Freight Transportation Industry

The transportation of goods and the provision of distribution services between businesses is essential in the functioning of an economy. A country's trade and economy are dependent on its transportation and distribution capabilities as companies rely on these services and related infrastructure to conduct their businesses and to distribute their products to retailers and end-users.

The commercial freight transportation industry in Canada is segmented into various modes of transportation: air, rail, marine, trucking, and other ground transportation. ATS Andlauer is not involved in rail or marine transportation.

Trucking Segment

According to the 2004 Transport Canada Report, the Canadian commercial trucking industry generated revenue of approximately $54.7 billion in 2003. Between 1996 and 2003, the industry grew at a CAGR of approximately 8.4%. The industry is typically separated into three main segments: courier services, for-hire trucking and private trucking. These segments are increasingly being supported by a fourth segment, logistics and value added services. The graph below outlines the revenue by segment for the courier services, for-hire trucking and private trucking segments since 1996.



Trucking Revenue by Segment 2003
For-Hire
Private
Courier
CAGR: 8.4%
Revenues (C$ Billions)
$60.0
$50.0
$40.0
$30.0
$20.0
$10.0
$0.0
1996
1997
1998
1999
2000
2001
2002
2003

Source: Statistics Canada, Transportation in Canada 2004

Courier Services

Courier services represented approximately 10% of the Canadian trucking industry in 2003, generating $5.7 billion in annual sales, up from $2.1 billion in 1996. This represents a CAGR of 15.3%, making the courier services segment the fastest growing segment in the Canadian commercial trucking industry. Courier services include the transport of envelopes, packages and other items at an expedited rate. In 2003, this segment handled 2.3 million packages per day and consisted of 2,400 commercial companies.

The courier service industry may be divided into two major segments;

(i) Overnight or later delivery: Shipments that are delivered at least one day after the day they are picked up. This segment of the market includes shipments delivered within Canada, to the United States or other countries around the world. This segment represents the majority (85%) of market activity.

(ii) Same day/messenger: Shipments that are delivered the same day they are picked up. By definition, these tend to be primarily local and/or regional deliveries.

Typical courier service providers limit the weight of packages to 70 pounds, while more specialized courier service providers such as ATS Andlauer may also provide the flexibility to distribute packages in excess of 70 pounds.

The typical courier service providers offer both business and consumer deliveries and limit package size due to the physical design of their conveyor and handling systems.

For-Hire Trucking

For-hire commercial trucking, representing approximately 45% of the Canadian trucking industry in 2003, involves freight transportation services offered to third parties in exchange for compensation. This segment grew from $15 billion to $24 billion from 1996 to 2003, representing a CAGR of 7.1%. The for-hire trucking segment is typically separated into two areas: TL and LTL services.

TL carriers are those that move large shipments (greater than 10,000 pounds) on irregular routes providing service on a point-to-point basis with no intermediate stops or handling. LTL carriers pick up smaller shipments (less than 10,000 pounds) and consolidate the goods to fill a trailer. These goods are then taken to a final destination terminal at which they are sorted and distributed. LTL services are often provided on scheduled routes.

The Canadian for-hire trucking industry is diversified across the country with a majority of traffic operating within the borders of Ontario and Quebec. The percentage of traffic of the for-hire trucking industry measured by tonne-kilometres for each region is set out below:

CANADIAN FOR-HIRE TRUCK TRAFFIC BY PROVINCE, 2003

Provincial Share of Traffic (%) measured by Billion tonne-kilometres


BC
9.2%
Alberta
13.8%
Manitoba and
Saskatchewan 7.3%
Ontario
40.1%
Quebec
23.0%
Atlantic Provinces
6.6%

Private Trucking

Private trucking, which involves freight transportation services conducted by a company transporting its own goods represented approximately 45% of the trucking industry in 2003. This segment grew from $14 billion to $25 billion over the period from 1996 to 2003, representing a CAGR of 8.4%. ATS Andlauer currently performs no private trucking services.

Air Cargo and Air Freight Forwarding Industry Segment

The Canadian air cargo industry involves the transport of goods by aircraft at an expedited rate from location to location. The Canadian air cargo industry generated revenue of approximately $990 million in 2002, up from $795 million in 1993, representing a CAGR of 2.5%. Volume in the air freight industry grew from 625 million tonnes in 1993 to 803 million tonnes in 2002, representing a CAGR of 2.8%. The air cargo industry may be separated into two main segments:

(i) Cargo that is transported on dedicated cargo aircraft by dedicated air cargo companies such as Cargojet and AllCanada Express Inc.; and

(ii) Cargo that is transported in the cargo holds of passenger aircraft by passenger airline companies such as Air Canada, Westjet and First Air.

Each segment of this industry carries cargo on domestic routes between Canadian destinations, and on transborder (United States) or international routes, between Canadian and non-Canadian destinations. The majority of the air freight cargo is from domestic transport, as outlined in the chart below.


Air Freight Volume by Segment
Domestic
US
International
CAGR: 2.8%
Tonnes (Thousands)
1,000
900
800
700
600
500
400
300
200
100
0
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

Source: Statistics Canada, Transportation in Canada 2004

The Canadian air freight forwarding industry involves those companies such as ATS Andlauer that do not transport cargo themselves, but contract space for their customers from air cargo and passenger airline companies.

Logistics Services and Value Added Segment

A relatively recent development in the transportation industry is the growth of the distribution and logistics services segment. This segment involves the provision of services relating to the planning, implementation and control of the flow and storage of goods, services and related information in the freight transportation process between the point of origin and the point of consumption. Such value added services are essential to the effective and strategic management of the supply chain and these services integrate and complement the various modes of transport in the industry.

Transportation Industry Trends

The global transportation and distribution industry has evolved rapidly over the last two decades, driven by a number of factors including the greater integration of world markets, the rationalization of corporate supply chains and the implementation of enterprise software and Internet-based information technology solutions. Management believes that the following key industry trends are occurring and are the most relevant to the sectors of the freight transportation business in which the Company competes:

Strong Industry Growth — The Canadian trucking industry (including courier services) has grown by revenue at a CAGR of 8.4% since 1996, well above the rate of growth of the Canadian economy as a whole. The industry is experiencing the most rapid growth in the courier service and logistics and value added service segments. Increased global branding and trading has helped drive the strong growth in the industry.

Significant Advances in Technology — Customers of the transportation and distribution industry are demanding complex supply chain management solutions that require more sophisticated information technology systems. These solutions include placing greater demands for quality, innovation and transparency of information at all stages of the order/delivery and warehousing processes. Customers in the manufacturing and consumer products industries require increased levels of service including: precision delivery time, controlled and monitored shipping environment, precise

tracking and timely information about potential service disruptions. As a result, these customers are looking more often to specialized and technologically advanced transportation solutions providers to handle their distribution needs.

Changing Retail Delivery Model — The growth in market share of larger retail chains and "big box" store retail outlets is changing the retail delivery model resulting in a trend towards larger shipment sizes and increased demand for appointment deliveries. This trend places increased demands on transportation companies to handle multiple shipment sizes ranging from courier to LTL and be able to handle appointment deliveries from their facilities.

Outsourcing — An increasing number of companies are outsourcing their distribution and transportation needs. The increasing complexity of delivery requirements has made it less efficient for companies to manage their own transportation process, particularly when some of the larger retailers have moved towards preferred carrier programs. This trend is expected to continue and to drive growth in the transportation and distribution sector.

Single Source Providers — Companies have recognized that they can streamline their administrative processes and reduce costs by limiting the number of transportation companies they deal with. As such, Management believes there is a greater demand for carriers like ATS Andlauer that are a single source provider of a broader range of value adding transportation solutions.

Rising Operating Costs & Driver Shortages — Trucking businesses have generally experienced significant increases in insurance premiums as a result of a declining number of companies offering motor vehicle liability insurance to the trucking industry, the rising cost of litigation awards and the relatively poor performance of insurance companies' investment portfolios which in prior years more than offset any underwriting losses. The cost of diesel fuel has risen steadily since mid-2003, and continues to do so in the current period. Increasing regulations on the limitation of driving hours has also increased operating costs. The significant growth in the industry combined with sometimes difficult working conditions, particularly for long haul drivers (hours, travel away from home and low effective hourly rates as a result) has resulted in a significant shortage of qualified drivers and owner-operators in the Canadian trucking industry. The extent of the shortage varies from one region to another.

Opportunities for Industry Consolidation — The transportation industry has experienced consolidation as operators attempt to provide freight transportation in a cost-effective manner, by spreading costs over a larger revenue base. Customers are also increasingly seeking multiple transportation solutions from their transportation providers. These trends have resulted in consolidation in the industry and Management believes that these trends will benefit companies like ATS Andlauer, with national reach, the flexibility to adapt to industry trends and customer needs, and the ability to provide a full range of transportation services, logistics and value added services.

BUSINESS OF ATS ANDLAUER

Company History

ATS Andlauer was founded in 1991 by current Chief Executive Officer, Michael Andlauer. The business began by offering its first customers nationwide air freight forwarding and ground transportation services through facilities in Toronto, Montreal, Calgary and Vancouver, supplemented by transportation agents in other locations. Since inception, ATS Andlauer's philosophy has been to provide its customers with premium delivery and exceptional customer service. Significant demand for its customized services led ATS Andlauer to further expand its range of service offerings in order to work more closely with its customers in additional areas of their supply chains.

ATS Andlauer's rapid growth enabled it to expand its distribution network across Canada by strategically establishing facilities in select markets. This expansion allowed the Company to provide greater control and consistency of service to its customers by reducing its use of agents. In 1997, as part of its expansion, ATS Andlauer purchased certain assets and the customer list of Mowat Express Inc. to expand its asset base to better service the Ontario region and to provide an expanded platform for national growth. These customers consisted of companies primarily in the healthcare, consumer products and pharmaceutical industries in Ontario and Québec, a number of which have subsequently grown into national accounts. In December 2003, ATS Andlauer acquired all of the shares of Concord, a provider of cross-border and domestic LTL services. Commencing in April 2004, the domestic operations of Concord were integrated into those of ATS Andlauer and the domestic customers of Concord were migrated to ATS Andlauer. The financial impact of this integration is reflected in the financial results of the Business. Concord continues to operate branches in the U.S. and to provide cross-border LTL services. The Business to be acquired by the Partnership will not include the remaining operations of Concord (i.e. the U.S. cross-border LTL services).

ATS Andlauer now operates facilities in 23 centres across Canada. The following map sets out the geographic coverage of ATS Andlauer's facilities.



Ottawa
Cornwall
Napanee
Hanover
Toronto
Hamilton
London
Windsor
St. John's
Edmonton
Red Deer
Moncton
Quebec City
Vancouver
Kelowna
Calgary
Saskatoon
Halifax
Victoria
Montreal
Regina
Lethbridge
Winnipeg

Historical Financial Growth

ATS Andlauer has experienced stable financial performance with a history of growth, as illustrated by the charts below, by successfully executing a business strategy that emphasizes operational efficiencies, economies of scale and rigorous cost control. Revenue has grown from $25.9 million in fiscal 1996 to $150.1 million for the 12 months ended April 30, 2005, representing a CAGR of 22.9%. Adjusted EBITDA has grown from $3.7 million in fiscal 1996 to $14.3 million for the last 12 months ended April 30, 2005, representing a CAGR of 17.2%. ATS Andlauer has achieved a positive operating profit in every quarter since inception in 1991.



Historical Revenue(1)
(In Millions)
$175.0
$150.0
$125.0
$100.0
$75.0
$50.0
$25.0
$0.0
(In Millions)
CAGR 22.9%
$25.9
$36.1
$49.2
$64.1
$77.0
$81.7
$94.0
$104.7
$127.9
$150.1
1996 1997 1998 1999 2000 2001 2002 2003 2004 LTM
Adjusted EBITDA and Net Earnings(1)(2)(3)(4)
(In Millions)
Adjusted EBITDA
Net Earnings
$20.0
$15.0
$10.0
$5.0
$0.0
(In Millions)
Adjusted EBITDA CAGR: 17.2%
$3.7
$2.0
$3.5
$1.0
$5.7
$2.8
$9.1
$4.7
$9.1
$4.7
$10.5
$5.8
$12.1
$6.9
$13.4
$7.7
$12.5
$7.1
$14.3
$8.2
1996 1997 1998 1999 2000 2001 2002 2003 2004 LTM

Notes:

(1) Figures for 1996 to 2004, inclusive, are for the fiscal years ended October 31. Figures for LTM are for the 12 month period ended April 30, 2005. Results for the LTM period include revenue of $81.7 million and Adjusted EBITDA of $8.6 million for the six month period ended April 30, 2005.

(2) Adjusted EBITDA is not a recognized measure under GAAP and does not have standardized meanings prescribed by GAAP. Therefore Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Reconciliation of Net Income to EBITDA and Adjusted EBITDA." As the Fund intends to distribute substantially all

of its cash on an ongoing basis. Management believes that Adjusted EBITDA is an important measure in evaluating the Fund's performance and in determining whether to invest in the Fund.

(3) Management believes that the decreases in Adjusted EBITDA in 1997 and 2004 resulted in part from initial integration costs associated with the completion of the acquisitions of Mowat Express Inc. and Concord, respectively.

(4) CAGR figures represent results for the 1996 to LTM period, inclusive.

Business Strengths

Management believes that the following business strengths set the Company apart from its competitors and will enable it to maintain its leadership position in the markets in which it competes, continue to grow revenue and maintain cash flow stability.

One Stop Source of Transportation Solutions

ATS Andlauer's broad range of specialized services and its national distribution network of 23 centres provide its customers with comprehensive solutions for their product transportation needs. ATS Andlauer provides courier services, LTL trucking, TL trucking, air freight forwarding services, and premium value added services such as temperature management services, returns management and appointment delivery. Management believes that ATS Andlauer's "one-stop" solution is unique in terms of its value added services in the Canadian transportation industry, providing it with a competitive advantage that is difficult to duplicate.

Specialized Target Market Segments

ATS Andlauer transports goods for customers with high value products in growing industries, particularly consumer products industries such as health care and entertainment that require specialized logistics and supply chain capabilities. Management believes that these customers are willing to pay a premium for the higher quality and value added services ATS Andlauer provides, as service failures or product damage can be significantly more costly than transportation costs. These higher-value items include products such as pharmaceuticals, DVDs and cell phones. ATS Andlauer has experienced exceptional growth by selectively targeting and servicing these markets.

Variable Cost Model

ATS Andlauer operates on a variable cost business model. Management believes ATS Andlauer maintains fewer fixed assets than the majority of its competitors, a strategy that it believes allows it to be more flexible and adaptive to changes in the marketplace. This model also allows ATS Andlauer to focus on its customers' special requirements and not on the management of owned assets. ATS Andlauer pursues this strategy through several practices:

- The majority of ATS Andlauer's pickup and delivery drivers are owner-operators. The use of owner-operators allows ATS Andlauer to minimize fixed operating costs and capital requirements associated with the purchase and maintenance of equipment, as well as maintain flexibility in operations.
- ATS Andlauer leases its terminal facilities.
- ATS Andlauer leases the majority of its equipment in order to limit fixed overhead and to maintain a newer, more reliable and technologically advanced fleet.
- ATS Andlauer uses Air Canada and Cargojet as its air cargo agents maintaining flexibility over its integrated competitors, as ATS Andlauer does not own any airplane assets and has the ability to expand and contract air cargo capacity as necessary.
- ATS Andlauer limits spending on marketing and advertising, focusing on customer retention and expanding its service offering to its existing customers and relying more on word-of-mouth referrals for new customer generation.
- ATS Andlauer uses contract warehouse labour for a portion of its warehouse staffing requirements allowing for greater flexibility in the size of its labour force.

Diversified and Long-Term Customer Relationships

ATS Andlauer currently serves a diversified group of approximately 1,400 customers operating in various industries and across geographic borders. In fiscal 2004, ATS Andlauer's largest customer accounted for 7.6% of revenue, the top five customers accounted for 25.3%, the top 10 customers accounted for 39.0% and the top 30 customers accounted for 62.9%. None of the Company's other customers accounted for more than 2% of its revenue in

fiscal 2004. ATS Andlauer's customers operate in the entertainment, healthcare, telecommunications and other industries across Canada and North America. This diversity in customers provides a high degree of stability to the business. Furthermore, ATS Andlauer's 23 centres throughout Canada help to limit its exposure to adverse economic conditions in any geographic market.

The following chart sets out the breakdown of ATS Andlauer's revenue by type of industry services in percentage terms for fiscal 2004.


Revenue Breakdown by Industry Fiscal Year 2004
Marketing Services 4%
Other 6%
Third Party Trucking 5%
Grocery 3%
Entertainment 23%
Other Consumer Products(1) 33%
Pharmaceutical and Health Care 26%

Note:

(1) Other Consumer Products includes telecommunication devices, wireless products, office equipment and retail furniture products.

ATS Andlauer has established long-term relationships with many of its customers. Management believes that the Company handles the bulk of its clients' domestic transportation requirements. ATS Andlauer continues to enhance existing customer relationships by delivering value added services and maintaining clear standards of performance and customer satisfaction throughout its organization. ATS Andlauer's top 30 customers in fiscal 2004 have been customers for an average of approximately eight years and some have been customers since the Company's inception.

Successful Growth Record

The Company has demonstrated a sustainable growth strategy with steady improvement in revenue and operating cash flows. Management has grown the business through significant new customer development and to a limited extent through strategic acquisitions. Revenue has grown from $7.7 million in fiscal 1992 to $150.1 million for the last 12 months ended April 30, 2005. Adjusted EBITDA has grown from $0.2 million in fiscal 1992 to $14.3 million for the last 12 months ended April 30, 2005.

Predictable and Stable Demand

Management believes that demand for domestic transportation and distribution services is supported by economic trends and the necessity for consumer product companies to provide their products to consumers in a timely manner. Management believes that demand for the Company's services is stable and recession-resistant. Between 2001 and 2003, a period of economic slowdown, the Company was able to increase revenue and achieve stable Adjusted EBITDA, while continuing to attract new customers and add facilities.

Strong Management Team and Significant Retained Interest

Led by Michael Andlauer, Chief Executive Officer, who founded the Business, current management has played a significant role in establishing what Management believes is ATS Andlauer's leading market position in the national business-to-business transportation of higher value consumer products. ATS Andlauer has a strong and experienced management team with an average of 18 years of experience in the transportation industry, many of whom have been with the Company almost from inception. ATS Andlauer has strong central leadership, as well as solid regional management. With the growth of its business, ATS Andlauer has complemented its longstanding senior management with experienced executives from direct transportation industry competitors. The senior management team has an average tenure with ATS Andlauer of 12 years.

The Vendor will retain a 19.9% interest in the Partnership following Closing. Members of Management hold an aggregate 70% indirect equity interest in the Vendor. This retained interest reflects Management's commitment to ATS Andlauer and, together with its participation in the LTIP, will align Management's interest with the interests of Unitholders.

Growth Strategy and Competitive Landscape

ATS Andlauer has a strong record of growth, having grown revenue and Adjusted EBITDA at a CAGR of 22.9% and 17.2%, respectively, over the period from 1996 to the last 12 months ended April 30, 2005. ATS Andlauer's growth strategy has two key components: (i) to continue to grow revenue and cash flow organically by focusing on increasing sales to existing customers, obtaining profitable new customers and improving operational efficiencies across its fleet and national network of terminals; and (ii) to grow through acquisitions as consolidation continues in the transportation industry. Management believes that its national scope, focus on quality and reliable service, value added logistical services and integrated air and ground transportation solutions network provide the Company with advantages that differentiate it from its competitors. The chart below outlines ATS Andlauer's principal competitors and the segments in which they compete:

Region	LTL Trucking	Courier	Air Freight Forwarding Services	Integrated Distribution Provider
National	Day & Ross	Sameday Right-O-Way	Sameday Right-O-Way	Sameday Right-O-Way
	QuickX	CanPar	EGL	EGL
		Purolator	Purolator	
		UPS	UPS	
		Fedex		
West	Reimer	DHL	DHL	
	Porter			
Ontario	Meyers			
	Manitoulin			
	Daily			
Québec	Cabano	Dicom		
	Select			
	Robert			
Atlantic Canada	Midland	Midland		
	MO Freightworks	Altimax		

Organic Growth

ATS Andlauer has historically grown organically by responding to its existing customers' evolving service requirements. ATS Andlauer's strategy is to increase revenue through cross-selling existing and new services to its large and diverse customer base, to limit the rate of expense growth, to employ technology-driven efficiencies to increase operating profit and to provide superior service and competitive pricing. ATS Andlauer employs a disciplined sales approach designed to retain and expand service offerings to existing customers and to develop new customer relationships. ATS Andlauer will continue to focus its sales efforts on its target customers in the entertainment, pharmaceutical, healthcare, telecommunications and other consumer product industries by leveraging its principal competitive strength — its customized, integrated national distribution platform.

Acquisitions

The transportation industry is highly fragmented, with ATS Andlauer being one of the growing participants. The fragmented nature of the industry provides an opportunity for ATS Andlauer to consolidate smaller regional distributors that could be strategically integrated into its operations.

The industry has already experienced significant consolidation among large operators, but remains fragmented with many smaller independent and regional operators. ATS Andlauer could enhance its competitive position through the acquisition of companies that could provide specialized services to its customers or who have customer relationships that align with ATS Andlauer's target market focus. Management intends to make selective acquisitions of appropriate businesses to the extent that Management believes that those acquisitions will (i) result in increased revenue, and (ii) increase or maintain distributions to Unitholders. ATS Andlauer has demonstrated a strong track record in integrating operations with the integration of portions of the operations of Mowat Express Inc. and Concord.

Competition and Strategic Positioning

ATS Andlauer offers a suite of transportation services to its customers creating a single source for transportation solutions to meet their Canadian transportation needs. Management believes that this ability differentiates ATS Andlauer from its competitors. The most significant competitive factors in the industry are reputation, range and quality of service and price.

ATS Andlauer competes with many different companies and services on a local, regional, and national basis. The Company's competitors include couriers, LTL carriers, TL carriers, various motor carriers, express companies, freight forwarders, air couriers and other transportation services companies. There are national competitors within each of the types of transportation service that ATS Andlauer offers and there are also a few large regional or product line specific carriers and many smaller regional and local competitors within each segment. ATS Andlauer has a strong reputation for providing consistent quality services and for having the ability to adapt to the needs of its customers. ATS Andlauer differentiates itself from its competitors by being one of the few companies to provide the full range of courier, LTL trucking and air freight forwarding services on a national basis.

Products and Services

ATS Andlauer offers a suite of ground and air transportation services that provide its diversified customer base with the ability to source all of their transportation needs from a single transportation solution provider. ATS Andlauer enhances its service offering with the provision of logistic and value added services. ATS Andlauer's principal services can be described as follows:

Courier Services

ATS Andlauer has an extensive courier service network providing coast-to-coast courier services to its customers. ATS Andlauer operates in 23 centres across Canada processing approximately 20,000 shipments per day (46,000 packages). A significant portion of these shipments is to retail destinations. Its courier network is designed to handle shipments of up to 300 pounds enabling the Company to service a broader range of a customer's shipment requirements compared to many of its courier competitors (who are generally restricted to smaller shipment weights of 70 pounds by their distribution infrastructure). The flexibility to service this weight category in a courier format is a distinctive feature of its operations and a competitive advantage, particularly when considering the trend towards larger shipments into retail locations. With daily scheduled delivery across the country, Management believes this service to be a highly competitive method for national delivery of these types of shipments. Intra provincially, most points are served overnight through ATS Andlauer's extensive ground operations network.

ATS Andlauer's courier network services customer requirements ranging from the delivery of only a few packages, to coordinated mass nationwide distributions such as the release of new DVDs and video for its national DVD and video rental store clients. Every package is tracked throughout the distribution process from pickup to delivery, with each status change recorded through the use of ATS Andlauer's electronic track and trace system. The system provides an audit trail for every package to assure secure and dependable service for each transaction, which Management believes is an important service feature for customers shipping high value and time sensitive consumer products.

ATS Andlauer's courier services accounted for approximately 39% of its revenue in fiscal 2004. Additional value added services offered to complement its courier services include appointment delivery, returns management, package tracking systems and temperature management service. See "Business of ATS Andlauer — Value Added Services".

Less than Truckload (LTL) Trucking

Through its 23 centres ATS Andlauer also provides its customers with an expedited and consistent LTL service processing approximately 1,700 LTL shipments per day (17,040 pieces). By offering its customers both courier and LTL services the Company is able to provide a single source solution to its customers that can reduce the number of carriers delivering into a consignee's facilities, allowing them to be more efficient. ATS Andlauer has been able to leverage the track and trace technology developed for its courier shipments and apply it to LTL shipments, a service that Management believes is provided by few of its competitors.

ATS Andlauer provides this trucking service to its customers through a combination of owner-operator and employee drivers. In more remote locations where ATS Andlauer does not currently maintain a commercial presence, the Company complements its services with partnerships or alliances with other carriers. LTL shipments are typically destined for customers' distribution centres or wholesalers' facilities.

ATS Andlauer's LTL services accounted for approximately 49% of its revenue in fiscal 2004. Additional value added services offered to complement its LTL services include; appointment delivery, returns management, package tracking systems and temperature management service. See "Business of ATS Andlauer — Value Added Services".

Air Freight Forwarding

Management believes that ATS Andlauer is one of the largest domestic air freight forwarding companies in Canada, handling on average approximately 1,600 shipments per day. ATS Andlauer has longstanding relationships and guaranteed contracted space on selected routes with both Air Canada and Cargojet to meet its customers' air freight needs. Air cargo shipments are staged at the Company's facilities across the country and tendered directly to Air Canada or Cargojet for airport to airport furtherance. ATS Andlauer's dedicated staff assumes custody of consignments at the receiving airport, which reduces the risk of third-party caused delays and enhances the security of the goods. ATS Andlauer's air freight forwarding services accounted for approximately 12% of its revenue in fiscal 2004.

The following chart shows ATS Andlauer's revenue breakdown by transportation mode for fiscal 2004.


ATS Revenue by Transportation Mode(1)
Air Freight Forwarding 12%
LTL 49%
Courier 39%

Note:

(1) Revenue derived from value added services is assigned to the mode of transport used.

Value Added Services

ATS Andlauer provides a full range of value added services to its customers that complement its core transportation services outlined above. The Company differentiates itself from its competitors through its ability to coordinate nationwide distribution while providing bundled customized transportation solutions to its customers. ATS Andlauer possesses a unique ability to adapt and respond to the individual needs of its customers, which is something Management believes few other transportation and distribution companies are able to do. Some of the differentiated services available to its customers are outlined below:

Leading Package Tracking Systems

ATS Andlauer's track and trace system allows customers and their consignees to attain shipment status information including pickup date and time, linehaul scans, out for delivery scans, delivery scans, proof of delivery and appointment details on-line or through ATS Andlauer's customer service department. This service is essential to customers desiring just-in-time delivery, increased security and full access to shipment information. ATS Andlauer also provides chain of signature services offering additional security for high value products. Each time a shipment is transferred to a facility or driver, a signature is obtained to monitor the shipment throughout the supply chain. While many courier companies provide track and trace and chain of signature services, Management believes that ATS Andlauer's ability to offer this service on both LTL shipments and courier shipments differentiates it from its competitors.

Temperature Management Services

ATS Andlauer offers its customers heated ground transportation services to protect shipments from freezing during the winter months. The Company also offers temperature management services where temperature is maintained within specified ranges as required by customers with certain types of higher value goods such as pharmaceuticals or health care products that are sensitive to temperature and temperature fluctuations. ATS Andlauer has made substantial investments in temperature management services for its trailers and facilities and now has the capability to monitor and manage temperature conditions for temperature sensitive products throughout the shipment process, as well as provide documented proof of the temperature environment for the duration of a shipment. Management believes that it is at the forefront of developing these services and that this investment will lead to further growth in its customers in the health care and pharmaceutical industries. Health Canada, under the Goods Manufacturing Processes (C.02.015) regulates storage, transportation methods and procedures that may affect the quality of a drug, including guidelines in respect of the monitoring of the temperature of drugs. Management believes these guidelines will continue to develop, creating further requirements for the transportation of pharmaceuticals.

ATS Andlauer has 10 facilities with temperature controlled areas, and has temperature controlled trailers on site at three additional facilities. Currently, 37 linehaul trailers and 44 pickup and delivery units are equipped with and qualified to offer temperature management services. ATS Andlauer has approximately 650 personnel that have been trained in temperature management service related procedures through an in-house training program.

Appointment Services

As large retailers focus on streamlining their inbound logistics process Management believes companies are placing more demands on their suppliers to deliver on time and complete orders. As part of this initiative, many retailers require appointment deliveries and may levy significant penalties on suppliers for service failures. Through its network of terminals and personnel dedicated to this function, ATS Andlauer offers its customers consistent standardized appointment services to all major centres in Canada. The ability to meet such standards, particularly with respect to high value goods, has allowed ATS Andlauer to consolidate customer relationships. Its ability to provide reliable appointment service has made ATS Andlauer a preferred carrier for several leading retail and distribution companies such as Best Buy Co., Inc., Future Shop Ltd., Loblaw Companies Limited, London Drugs Limited and McKesson Canada.

Returns Management

ATS Andlauer manages both the delivery, return and potential recalls for its customers (e.g., DVDs, pharmaceuticals and other consumer products). Although returns typically make up only a small portion of a customer's total shipping volume, they can represent a significant cost if the product is lost or damaged. Returns can also require a significantly greater effort for the customer to process if proper procedures are not followed by the transportation

service company, particularly in the case of high value and time sensitive products such as pharmaceuticals. With staff dedicated to this service, ATS Andlauer's ability to effectively manage this process differentiates it from many other transportation companies. Part of the Company's success in establishing a strong market position in providing transportation services to the entertainment industry is due to this ability to provide returns management services.

Facilities

ATS Andlauer offers its transportation solutions through a nationwide network of facilities located in 23 centres across Canada. The Company's headquarters are in the Greater Toronto Area (Etobicoke) where it has its largest terminal. ATS Andlauer's facilities are designed as mixed-use facilities and are able to handle courier, LTL, and air freight forwarding shipments in the same facility. The facilities are designed to maximize efficient handling of shipments by providing warehousing, staging and distribution functions to the transportation process. With approximately 840,000 square feet of terminal facilities, the Company has the necessary space to meet its customers' short term storage needs.

As part of its variable cost model of operations, ATS Andlauer leases all of its facilities in an effort to limit capital costs. In fiscal 2004, ATS Andlauer paid approximately $5.0 million in rent for its leased properties. Below is a list of ATS Andlauer's facilities:

Location	Square Feet	Lease Expiry Date
Calgary	69,433	August 2011
Cornwall	9,171	October 2009
Edmonton	39,789	October 2013
Etobicoke (Head Office)	3,630	September 2006
Etobicoke	340,081	December 2012
Halifax	9,145	October 2008
Hamilton(1)	12,363	Month-to-month
Hanover	2,000	Month-to-month
Kelowna	6,000	August 2007
Lethbridge	3,000	March 2010
London	10,333	July 2007
Moncton	12,750	February 2013
Montréal(1)	125,000	February 2020
Napanee(1)	2,000	Month-to-month
Ottawa	17,250	July 2007
Québec City	12,763	May 2006
Red Deer	2,600	October 2005
Regina	11,616	July 2006
Saskatoon	10,000	July 2008
St. John's	Shared Space	n/a
Vancouver(2)	106,520	February 2016
Victoria	4,650	April 2010
Windsor	3,728	September 2009
Winnipeg	26,794	January 2010
Total Square Feet	840,616	

Notes:

(1) See "Interests of Management and Others in Material Transactions" for information with respect to these leases.

(2) Scheduled to open in March 2006 to replace existing facilities.

ATS Andlauer believes it has good relationships with its landlords and expects to extend its leases or obtain suitable alternatives as the leases approach the end of their terms. Management believes that alternative facilities would be available to the Company on market terms.

Equipment

As of April 30, 2005, ATS Andlauer operated 206 trailers and 74 power units. In addition, the Company has access to an additional 216 power units under contract with owner operators.

Power Units	Number of Units
Leased	73
Owned	1
Total	74

Trailers	Number of Units
Leased	186
Owned	20
Total	206

ATS Andlauer monitors the age of its equipment and maintains a modern fleet. The average leased power unit is two years old with the majority of the leases expiring between 2008 and 2010. The average leased trailer unit is three years old with the majority of the leases expiring between 2007 and 2009. Many of ATS Andlauer's power unit leases provide that maintenance costs are borne by the lessor. Currently, 37 linehaul trailers and 44 pickup and delivery units are equipped with and qualified to offer temperature management services.

Capital Expenditures

ATS Andlauer's capital expenditures can be categorized as maintenance capital and growth capital.

Maintenance Capital Expenditures

With its variable cost model and its strategy to lease rather than own assets, the Company does not require extensive annual maintenance capital expenditures on equipment (all power units include maintenance by the lessor), fixtures or facilities to support its operations. During the period from fiscal 2000 to fiscal 2004, maintenance capital expenditures averaged approximately $0.383 million. Management estimates maintenance capital expenditures for fiscal 2005 and 2006 will be approximately $0.2 million and $0.4 million, respectively, which will be funded by cash flow from operations. Management believes that these estimates are reasonable based on historical expenditure levels. The estimate of maintenance capital expenditures for 2005 of $0.2 million is largely based on actual expenditures as the 2005 fiscal year is nearing completion. Management believes that the $0.4 million maintenance capital expenditures estimate for 2006 is a relatively conservative estimate based on average maintenance capital expenditures of $0.351 million during the period from fiscal 2000 to fiscal 2005 (using the 2005 estimated figure). Although maintenance capital expenditures were $0.565 million in 2002 and $0.525 million in 2003, these amounts were due primarily to non-recurring modifications made to conveyors and the upgrade of security cameras that was completed in those years. In 2004 maintenance capital expenditures were $0.4 million, which is more consistent with the average over the last five years. Although Management does not currently expect any substantial increases in its maintenance capital expenditures in the near future, prospective investors are cautioned that there are risks and uncertainties that may affect the 2005 and 2006 estimates, which include the occurrence of unforeseen events such as fire, flood, natural disaster, accident, technology failure and vandalism.

Growth Capital Expenditures

In addition to maintenance capital expenditures, ATS Andlauer will, from time to time, make expenditures to promote growth — principally the addition of new terminals and information management systems to better service its customers, broaden its geographic network or better monitor its operations. Management estimates that growth capital expenditures for fiscal 2005 and 2006 will be approximately up to $0.2 million and $0.4 million, respectively, and are expected to be funded through cash held back from distributions to the Fund and under the New Credit Facilities. Growth related expenditures are determined on a case-by-case basis. In determining whether to make those expenditures, ATS Andlauer generally assesses its capacity to service its customers to ensure that the expenditure will enhance existing cash flow.

Historical Capital Expenditures

Historical growth and maintenance capital expenditure levels are outlined in the chart below:



ATS Capital Expenditure: Growth and Maintenance 2000-2004(1)
Growth
Maintenance
C$ Millions
$1.4
$1.2
$1.0
$0.8
$0.6
$0.4
$0.2
$0.0
2000
2001
2002
2003
2004

Note:

(1) Figures are for the fiscal year ended October 31.

Personnel

As of April 30, 2005, ATS Andlauer employed or engaged approximately 800 individuals across Canada serving several different functions. The breakdown of employee and independent contractor functions can be seen below:

Category	Number
Owner-Operator Drivers	216
Employees	
Operations (including Company drivers)	339
Administration	179
Management	48
Sales	20
	586
Total	802

Management believes it has good relationships with its employees, none of whom are subject to collective bargaining agreements. Management believes that the Company has experienced lower than industry average turnover rates among its drivers through its favourable human resource policies including offering drivers competitive compensation packages, focusing on driver safety and training, and operating on scheduled linehaul runs.

Information Management Systems

ATS Andlauer has a comprehensive shipping and tracking information management system designed to support its strategic goals, the core of which, Andlauer Transportation Logistics Automation System or "**ATLAS**", is internally

developed and supported. This program was implemented over the last three years using up-to-date hardware and software development. ATLAS is a fully integrated system that supports ATS Andlauer's finance, administration, operations, sales, and customer service departments. A key feature of ATLAS is the ability to manage all shipments regardless of mode or size giving full scanning, tracing, rating, and reporting capabilities.

The Company has invested and continues to invest in information technology and is committed to maintaining leading edge technology. In addition to the core ATLAS system, ATS Andlauer has developed and implemented systems for customer shipping, electronic data interchange, image processing, costing, pickup and delivery dispatch and linehaul management. Emerging market opportunities such as pharmaceutical temperature needs are aggressively supported with information technology development. ATS Andlauer has recently developed and implemented an on-board real-time temperature management system that Management believes represents the state of the art for temperature monitoring and management.

Management believes that competition increasingly is based on a distributor's ability to integrate its transportation and information systems with its customers' systems to provide unique transportation solutions at competitive prices. Management believes that the Company is a leader in systems integration. ATLAS' features include capabilities to enhance the processing of reverse logistics freight, invoicing and accounts receivable management and on-time performance measurement.

Safety and Insurance

ATS Andlauer prides itself on its safety record and its safety management program. ATS Andlauer has put in place policies that are designed to contribute to and to promote a safe work environment. ATS Andlauer maintains a high level of safety awareness and seeks to continually improve safety performance.

ATS Andlauer carries broad insurance coverage for its operations, including motor vehicle liability insurance, cargo insurance and commercial general liability insurance. Management believes that ATS Andlauer has relatively low insurance costs compared to the general trucking industry average as it employs primarily owner-operators in its linehaul operations. Owner-operators own their equipment and thus are motivated to maintain their equipment at very high levels. ATS Andlauer's owner-operator compensation policies have allowed ATS Andlauer to retain drivers with more experience, which also assists the Company in managing its insurance costs.

Fuel Costs

The cost of fuel represents a significant component of operating costs in the transportation industry. The trend toward higher fuel costs since mid-2003 has exerted significant cost pressure on the industry. ATS Andlauer has historically been able to pass on substantially all fuel price increases to its customers through fuel surcharges, which it adjusts weekly.

Regulation

The transportation industry in Canada is subject to federal and provincial laws and regulations. ATS Andlauer is required to comply with laws, licences, permits and regulations of each jurisdiction in which it operates including safety regulations that affect the safety of vehicles and the manner in which they are operated. Management believes that ATS Andlauer holds all necessary licences, permits and registrations for its current and expected operations.

Environmental

ATS Andlauer's operations and properties are subject to environmental laws and requirements in the jurisdictions in which it operates relating but not limited to air emissions and transport and warehousing of potentially harmful products. ATS Andlauer is a certified carrier of dangerous goods and holds the necessary licences, equipment and training to provide such services. While not a major part of its business, ATS Andlauer does from time to time transport sensitive materials for its pharmaceutical and health care customers.

Trademarks

ATS Andlauer has three registered and two pending trademarks for use in Canada, including the "ATS" logo. These trademarks will be acquired by the Partnership on completion of the Acquisition.

SUMMARY OF DISTRIBUTABLE CASH OF THE FUND

Management has prepared the following summary of distributable cash of the Fund on the basis of the financial and other information contained in this prospectus and Management's estimate of the amount of expenses that would have been incurred by the Partnership and the Fund had the Fund been in existence for the 12 months ended April 30, 2005. The analysis has been prepared on the basis that the Offering and the transactions described under "Funding, Acquisition and Related Transactions" have been completed at the beginning of such 12 month period.

Management believes that, upon completion of the Offering, the Fund and its subsidiaries will incur maintenance capital expenditures, additional general administrative costs and interest expense that will differ from those contained in the historical financial statements of the Business that are included elsewhere in this prospectus. See "Business of ATS Andlauer — Capital Expenditures" and "New Credit Facilities". Although Management does not have firm commitments for all of the aforementioned items and, accordingly, the complete financial effects of all of those items are not objectively determinable, Management believes that the following represents a reasonable estimate of the distributable cash of the Fund that would have been available for distribution for the 12 months ended April 30, 2005 on a pro forma basis had the Fund been in existence during such time and had the transactions described under "Funding, Acquisition and Related Transactions" taken place at the beginning of such period. **This analysis is not a forecast or a projection of future results. The actual results of operations of the Fund for any period, whether before or after the Closing, will vary from the amounts set forth in the following analysis and such variation may be material.** Additionally, Management believes the operations of the Partnership are subject to risks, and in reviewing the following summary of distributable cash, investors should review and consider the risks described under the heading "Risk Factors".

	12 Months Ended April 30, 2005[1]
	(unaudited) ($ thousands except per unit data)
Adjusted EBITDA[2]	14,301
Management believes the following items should decrease the amount of distributable cash available for distribution by the Fund:	
Maintenance capital expenditures[3]	(500)
Additional general and administrative expenses[4]	(700)
Interest expense on New Credit Facilities[5]	(490)
Distributable cash available for distribution[6]	12,611
Distributable cash holdback (10% of distributable cash available for distribution)[6][7]	(1,261)
Distributable cash[6]	11,350
Distributable cash per Unit[8]	0.975

Notes:

(1) Certain financial information has been derived from the historical financial statements of the Business contained elsewhere in this prospectus. See also "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Selected Historical Financial and Operating Information".

(2) Adjusted EBITDA represents EBITDA adjusted for certain non-recurring items that Management believes facilitates the comparability of historical periods. EBITDA and Adjusted EBITDA are not measures recognized by GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Reconciliation of Net Income to EBITDA and Adjusted EBITDA".

(3) Maintenance capital expenditures have been estimated by Management based on historical expenditure levels. During the period from fiscal 2000 to fiscal 2004, maintenance capital expenditures averaged approximately $0.383 million. The maintenance capital expenditures of $0.565 million in 2002 and $0.525 million in 2003 were due primarily to non-recurring modifications made to conveyors and the upgrade of security cameras that was completed in those years. In 2004 maintenance capital expenditures were $0.4 million, which is more consistent with the average over the last five years. See "Business of ATS Andlauer — Capital Expenditures".

(4) Management estimates that, subsequent to the Offering, the Fund and the Partnership will incur additional general and administrative costs on an ongoing basis in connection with ongoing public disclosure requirements, investor relations, trustee and director fees and other related matters.

(5) Represents estimated interest expense on the New Credit Facilities, assuming an average of $10.5 million had been outstanding over the twelve-month period at an assumed interest rate of 4.7%. See "New Credit Facilities".

(6) Distributable cash is a measure that is not recognized by GAAP and does not have a standardized meaning prescribed by GAAP. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash". Distributable cash of the Fund is a measure generally used by Canadian open-ended trusts as an indicator of financial performance and Management believes that prospective investors may consider the cash distributed by the Fund relative to the price of the Units when assessing an investment in Units. The Fund's method of determining distributable cash is derived from Adjusted EBITDA, which in turn is derived from net income, a measure recognized under GAAP. Net income has been used as the basis for the

calculation of distributable cash because only a pro forma statement of net income (or loss) (and not a pro forma statement of cash flow) for the Fund is available. Management believes that the method of determining distributable cash presented in this prospectus is comparable to cash flow from operating activities before taxes, certain non-recurring expenses and changes in working capital. This method presents distributable cash based on the results of the relevant period, after adjusting for the items described in the table above and the notes thereto.

(7) Management initially intends to reserve approximately 10% of distributable cash available for distribution based on its assessment of a prudent payout ratio for the Fund at this time and its assessment of opportunities to, among other things, invest in future growth initiatives intended to enhance value to Unitholders.

(8) Based on 11,640,642 Units outstanding on a fully diluted basis upon Closing, assuming the exchange for Units of all outstanding Exchangeable LP Units.

RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA

Since the Fund will distribute substantially all of its cash on an ongoing basis, Management believes that EBITDA and Adjusted EBITDA are important measures in evaluating the performance of the Fund and in determining whether to invest in the Units. However, EBITDA and Adjusted EBITDA are not recognized earnings measures under GAAP and do not have standardized meanings prescribed by GAAP. Therefore, EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Investors are cautioned that EBITDA and Adjusted EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as indicators of the Partnership's performance or as an alternative to cash flows from operating, investing and financing activities as a measure of liquidity and cash flows. The Partnership defines and has computed EBITDA and Adjusted EBITDA as described under "Definition of EBITDA, Adjusted EBITDA and Distributable Cash". The following table reconciles EBITDA and Adjusted EBITDA to net income, based on the audited and unaudited historical financial statements of the Business for the periods indicated.

	Six Months Ended,		12 Months Ended April 30, 2005[1]	Year Ended October 31,		
	April 30, 2005	April 30, 2004		2004	2003	2002
			(in thousands of dollars)			
Net Income	5,137	4,035	8,249	7,147	7,654	6,914
Adjustments to net income						
Income taxes	2,790	2,270	4,530	4,010	4,440	4,410
Depreciation and amortization	263	283	573	593	865	756
EBITDA[4]	8,190	6,588	13,352	11,750	12,959	12,080
Adjustments to EBITDA						
Management salaries and fees[2]	401	203	681	483	541	51
Non-recurring items[3]	—	—	268	268	(136)	—
Adjusted EBITDA[4]	8,591	6,791	14,301	12,501	13,364	12,131

Notes:

(1) The amounts for the 12 months ended April 30, 2005 have been derived from the audited financial statements of the Business for the year ended October 31, 2004 and the unaudited financial statements of the Business for the six month periods ended April 30, 2005 and April 30, 2004 included in this table and elsewhere in this prospectus. The results of operations for this period are not necessarily indicative of the results of operations to be expected in any given fiscal year.

(2) Represents adjustments for management salary and fee arrangements related to the Business' operation as a private company that will terminate on Closing and includes adjustments for the expected arrangements that will replace the terminated arrangements subsequent to Closing. For the 12 months ended April 30, 2005, the net adjustment includes an addition for terminated salary arrangements of approximately $1.306 million and a reduction of approximately $0.584 million representing the new arrangements that will replace the terminated arrangements. An addition of approximately $0.5 million was applied for terminated management services provided by AMG but was offset by a reduction of $0.541 million representing the estimated costs of adding additional finance and administrative resources to provide these services inhouse.

(3) Represents non-recurring costs associated with the following miscellaneous one-time events: (i) a reversal of most of an accrual made in 1997 for a wrongful dismissal legal claim on settlement of the claim in fiscal 2003 ($0.136 million); (ii) lost income of approximately $0.2 million in 2004 resulting from several days of system down time arising from a computer malfunction; and, (iii) expenditures of approximately $0.068 million related to the establishment of the Company's temperature management services in 2004. Management believes that these events are by their nature non-recurring.

(4) See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash". EBITDA is historical net income before provision for interest, income taxes and amortization. Adjusted EBITDA is EBITDA adjusted to remove non-recurring items, which for the above periods consisted of only of those items referred to in notes (2) and (3) above. EBITDA and Adjusted EBITDA are not recognized measures under GAAP and do not have standardized meanings prescribed by GAAP. EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of the financial condition and results of operations of the Business should be read in conjunction with the financial statements and related notes of the Business included elsewhere in this prospectus. See "General Disclosure Matters" for additional information regarding the presentation of the historical financial information and statements of the Business. This management's discussion and analysis relates to the financial statements of the Business as at and for the six months ending April 30, 2005, as at and for the years ended October 31, 2004 and October 31, 2003 and for the year ended October 31, 2002. The financial statements of the Business are prepared in accordance with Canadian generally accepted accounting principles.

This discussion contains certain forward looking statements, which are subject to a variety of factors that could cause actual results to differ materially from those contemplated by these statements. See "Forward Looking Statements" for a discussion of the risks, uncertainty and assumptions relating to those statements. Some of the factors that could cause results or events to differ from current expectations include, but are not limited to, the factors described under "Risk Factors". This discussion also refers to certain non-GAAP measures to assist in assessing the Business's financial performance. Non-GAAP measures do not have standard meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash".

Basis of Presentation

ATS Andlauer provides domestic services, including trucking, courier, air freight forwarding and value added services, through the Business, and provides cross-border services through Concord, a wholly-owned subsidiary. The Business to be acquired by the Partnership will not include the operations of Concord and certain other assets and liabilities of the Company that are not considered by Management to be operating assets or liabilities of the Business, including management bonuses and benefits payable, management fees payable, director and related party loans and preferred share obligations of the Vendor. Certain income and expenses of the Vendor that are considered by Management to be discretionary have also been excluded in the preparation of the financial statements of the Business, including interest income, management bonus and benefit expenses, management fee expenses and interest on director loan expenses. See Note (1) to the financial statements of the Business for particulars of the assets, liabilities, revenues and expenses that have been excluded in the preparation of the financial statements of the Business. The historical financial information in this management's discussion and analysis and the audited financial statements of the Business included elsewhere in this prospectus reflect only the financial position, operations and cash flow and the results of the Canadian transportation solutions business of the Vendor.

Commencing in April 2004, the domestic operations of Concord were integrated into those of ATS Andlauer and the domestic customers of Concord were migrated to ATS Andlauer. The financial impact of this integration is reflected in the operating results of the Business, and in the following management's discussion and analysis. Historically, domestic freight movement relating to Concord cross-border shipments have been accounted for on a cost recovery basis and are included in the revenue and cost of sales of the Business. The commercial arrangements between ATS Andlauer and Concord will reflect a market rate on completion of the Acquisition.

Overview

The Business is a leading single source transportation solutions provider in Canada, providing integrated trucking, courier, air freight and value added transportation and distribution services to consumer product companies. Founded in 1991 by Michael Andlauer, ATS Andlauer has grown to operate facilities in 23 centres across Canada and serves approximately 1,400 diversified customers.

Selected Historical Financial and Operating Information

The following selected historical financial and operating information has been derived from the financial statements of the Business set out elsewhere in this prospectus. This information should be read in conjunction with the financial statements of the Business as at and for the six month period ended April 30, 2005, as at and for the years

ended October 31, 2004 and October 31, 2003 and for the year ended October 31, 2002, together with the notes thereto, included elsewhere in this prospectus.

	Six Months Ended April 30,		Years Ended October 31,		
	2005	2004	2004	2003	2002
	(unaudited)	(unaudited) ($ thousands unless otherwise noted)			
Earnings (loss) Statement Highlights					
Revenue	81,688	59,426	127,871	104,679	93,962
Gross margin[(1)]	29,188	23,364	47,035	41,658	39,023
Gross margin percentage	35.7%	39.3%	36.8%	39.8%	41.5%
Net income	5,137	4,035	7,147	7,654	6,914
EBITDA[(2)]	8,190	6,588	11,750	12,959	12,080
Adjusted EBITDA[(3)]	8,591	6,791	12,501	13,364	12,131

Balance Sheet Highlights

	As at April 30, 2005	As at October 31, 2004	As at October 31, 2003
	(unaudited)	($ thousands)	
Total assets	28,123	26,027	24,604
Long-term liabilities	—	—	—

Notes:

(1) Gross margin is a non-GAAP measure that represents the contribution of operating activities to earnings. It is considered a key measure by Management as it reflects the ability of the Business to generate earnings necessary to fund overhead costs, capital investment and distributions. Gross margin has been calculated as follows:

	Six Months Ended April 30		Years ended October 31,		
	2005	2004	2004	2003	2002
	($ thousands unless otherwise noted)				
Revenue	81,688	59,426	127,871	104,679	93,962
Cost of sales	52,500	36,062	80,836	63,021	54,939
Gross margin	29,188	23,364	47,035	41,658	39,023
Gross margin (percentage) = Gross margin / Revenue	35.7%	39.3%	36.8%	39.8%	41.5%

(2) EBITDA is a non-GAAP measure that Management considers a key measure as an indicator of the ability of the Business to meet its capital and financing commitments. EBITDA is not a recognized measure under GAAP and does not have a standardized meaning under GAAP. EBITDA may not be comparable to similar measures presented by other issuers. See "Definition of EBITDA, Adjusted EBITDA and Distributable Cash" and "Reconciliation of Net Income to EBITDA and Adjusted EBITDA". EBITDA has been calculated as follows:

	Six Months Ended April 30		Years ended October 31,		
	2005	2004	2004	2003	2002
	($ thousands)				
Net Income	5,137	4,035	7,147	7,654	6,914
Plus: Income Taxes	2,790	2,270	4,010	4,440	4,410
Plus: Depreciation and Amortization	263	283	593	865	756
EBITDA	8,190	6,588	11,750	12,959	12,080

(3) Adjusted EBITDA represents EBITDA adjusted for certain items that Management believes facilitate the comparability of historical periods. EBITDA and Adjusted EBITDA may not be comparable to similar measures presented by other issuers. See "Definitions of EBITDA, Adjusted EBITDA and Distributable Cash" and "Reconciliation of Net Income to EBITDA and Adjusted EBITDA".

Revenue

Revenue is generated from the provision of trucking, courier, air freight forwarding and value added services to customers. Customers pay fees to ATS Andlauer to transport goods from one destination to another over a fixed time period. Fees are determined and collected based on the weight and size of the shipment, the mode or modes of

transportation used, and the provision of incremental value added services such as temperature management, appointment deliveries, and returns management services. ATS Andlauer generally categorizes revenue as either ground or air, depending on the primary mode of transport, and recognizes revenue for the services it provides upon receipt of the shipment from the customer. The Company also generates revenue from fuel surcharges through which fuel price increases are passed through to its customers.

Costs and Expenses

The Business incurs the following costs associated with the delivery of its services to its customers:

- Linehaul — includes ground and air freight transfers between ATS Andlauer facilities. The Company uses a combination of third party carriers, owner-operators and Company drivers to facilitate the movement of freight, keeping its costs variable.
- Pickup and delivery — relates to the pickup and subsequent delivery of customer freight. ATS Andlauer extensively uses the services of owner-operators who own the equipment used to deliver the freight. In addition, employee drivers are used for some city work using equipment leased by ATS Andlauer. The Company is able to add additional rental units or use third party carriers when necessary.
- Handling costs — relates to dock labour at the various terminals to handle freight. By using contract labour, ATS Andlauer is able to maintain a cost variable with revenue and allows for additional labour staffing during peak periods.

In addition, ATS Andlauer incurs the following costs:

- Administrative expenses, which include executive salaries, information technology, human resources, accounting and training expenses.
- Terminal expenses, which include salaries, employee benefits, utilities, building rent, maintenance and equipment expenses.
- Selling expenses, which include sales salaries, commissions and travel expenses.

Key Factors Affecting the Business

The Business is subject to numerous risks and uncertainties outside of Management's control. In addition to the factors discussed below, see "Risk Factors" for a discussion of risk factors affecting the Business.

General economic conditions — The Business has a general correlation with the strength (or weakness) of the Canadian economy. The wide range of products transported and the geographic dispersal of the operations of the Business across Canada, provide it with a degree of diversification such that it is not dependent upon any particular industry, customer or geographic region for the Business.

Fuel prices — Changes in fuel prices are mitigated by fuel price adjustment clauses in almost all of the customer contracts of the Business; however, in some circumstances, recovery of additional fuel costs is subject to negotiation with customers and there is usually a time lag between incurrence of the increased costs and actual recovery.

Weather — Weather can have an impact on the profitability of the Business. Harsh winter weather conditions can impede the movement of freight and increase operating costs.

Results of Operations

Six months ended April 30, 2005 compared to six months ended April 30, 2004

Revenue for the six months ended April 30, 2005 was $81.7 million, an increase of 37.5% over $59.4 million earned in the same period in 2004. Organic growth of the existing customer base represented 50% of the total increase, fuel surcharges accounted for a further 15.7% and new domestic business transferred to the Business following the acquisition of Concord accounted for 7.2%. New account generation accounted for the rest of the increase, of which Concord, as a new customer, contributed 6.1%.

Cost of sales increased from $36.1 million, or 60.7% of revenue, for the period ending April 30, 2004 to $52.5 million, or 64.3% of revenue, for the period ending April 30, 2005. Linehaul and pickup and delivery costs increased by approximately 3.0% of revenue, with fuel costs representing approximately two-thirds of the increase. Increased fuel prices resulted in higher fuel surcharges being charged by suppliers increasing linehaul and pickup and

delivery costs. Incremental fuel surcharges were recovered by passing this additional cost on to customers through fuel surcharges.

Handling costs in this period increased by about 0.8% of revenue based on wage rate increases of 2% to 3% and inefficiencies arising from operating two warehouses in each of Calgary, Edmonton, Toronto and Vancouver. The operations in Toronto, Edmonton and Calgary have since been consolidated and the Vancouver operations will move into a single facility in 2006.

Gross margin decreased from 39.3% for the six months ended April 30, 2004 to 35.7% for the same period in 2005. The decrease in gross margin was largely attributable to the increased fuel surcharges, the investment in temperature controlled equipment, a 2% to 3% rate increase in direct wage costs for drivers and dock handling staff, and work performed for Concord on a cost recovery basis.

Administrative expenses increased from $4.3 million for the six months ended April 30, 2004 to $4.7 million in the same period in 2005. The overall increase in administrative expenses for the period was primarily attributable to the addition of the safety and compliance department), the expansion of temperature management services, and an increase in information technology and human resources staff to sustain the increase in revenue. As a percentage of revenue, administrative expenses declined by 1.4%.

Terminal expenses increased from $10.6 million for the six months ended April 30, 2004 to $14.1 million in the same period in 2005. Of this amount, the increase in wages was $1.2 million reflecting a 3% general wage increase and the addition of four operational managers to support revenue growth. Rent increased by $0.6 million during this period, due to the addition of warehouse and parking facilities in Toronto, additional warehouses in Vancouver and Windsor, and the move to a new facility in Montreal. Terminal expenses as a percentage of revenue declined by 0.6%.

Sales and marketing expenses increased from $2.2 million for the six months ended April 30, 2004 to $2.5 million for the same period in 2005. Sales commissions during this period increased by $0.5 million as a result of increased revenue. Selling costs as a percentage of revenue declined by 0.6%.

Adjusted EBITDA was $8.6 million for the six months ended April 30, 2005, up from $6.8 million in the same period in 2004, representing growth of 26.5%. The increase was mainly the result of the growth in revenue and the fixed costs coverage, which more than offset the decline in gross margin resulting from increases in fuel prices and the additional costs related to the investment in temperature controlled services. As a percentage of revenue, Adjusted EBITDA was 10.5% for the six months ended April 30, 2005, compared to 11.4% in the same period in 2004.

Adjusted EBITDA for these periods is calculated as follows:

	April 30	
	2005	2004
	($ thousands)	
Net Income	$5,137	$4,035
Add:		
Depreciation and amortization	263	283
Income taxes	2,790	2,270
Executive compensation and management fees	401	203
Adjusted EBITDA	$8,591	$6,791

Amortization expenses remained stable over the six months ended April 30, 2005 and 2004 at approximately $0.3 million.

Income tax expense was recorded at an effective rate of 35.2% for the six months ended April 30, 2005 and 36.0% for the same period in 2004, representing a reduction in the applicable federal tax rate.

Net income for the period ending April 30, 2005 was $5.1 million, or 6.3% of revenue, compared to $4.0 million, or 6.8% of revenue, for the same period in 2004. The decrease, as a percentage of revenue, was driven mainly by higher fuel costs not immediately recovered from customers.

Year ended October 31, 2004 compared to year ended October 31, 2003.

Revenue for the year ended October 31, 2004 was $127.9 million, an increase of 22.2% over $104.7 million in 2003. The majority of the increase was due to organic growth of the existing customer base (28.0%) and the

contribution of revenue from Concord's domestic business that was transferred to ATS Andlauer during the period (29.3%). The balance was from new account generation resulting from an increased sales force.

Cost of sales increased from $63.0 million, or 60.2% of revenue, in 2003 to $80.8 million, or 63.2% of revenue, in 2004. An increase in linehaul costs represents 2.9% of this variance as a percentage of revenue. Some of the costs related to fuel surcharges were recovered by passing this additional cost on to customers. The impact of fuel costs on linehaul was approximately 0.5%, plus the cost attributable to customers who had fixed fuel surcharge rates, as well as the timing differences with regard to fuel surcharge changes. ATS Andlauer has since adopted a floating surcharge that is monitored and revised weekly and has eliminated fixed fuel surcharge rates to customers.

Pickup and delivery costs declined by 0.5% as a percentage of revenue as a result of the change in the mix of freight services offered. Concord's domestic business included mainly LTL services and had little impact on these costs as a percentage of the increased revenue.

Handling costs during the year increased by 0.4% as a percentage of revenue, mainly because of a general 3.2% rate increase for dock labour due to changing market conditions.

Administrative expenses increased from $7.7 million for 2003 to $8.7 million in 2004. New positions created, including a Chief Executive Officer, two human resources support positions, and three information technology positions, all required for infrastructure to support growth, added $0.9 million to the administrative expenses in the year. Overall, administrative costs as a percentage of revenue declined from 7.4% to 6.8%.

Terminal expenses increased from $18.6 million for 2003 to $22.4 million in 2004. ATS Andlauer assumed Concord's facility leases in Vancouver, Winnipeg and Calgary, and acquired additional warehouse and parking space in Toronto. The addition of these facilities increased rents by $1.2 million and other related terminal cost such as maintenance and utilities expenses by $0.8 million. Employee costs increased by $1.3 million as a result of wage increases and the addition of new staff required to operate the increased revenue base. As a percentage of revenue, terminal costs declined from 17.8% in 2003 to 17.5% in 2004, reflecting marginal efficiencies.

Selling expenses increased from $3.2 million for 2003 to $4.8 million for 2004. As a percentage of revenue, selling expenses increased from 3.1% to 3.7%. The addition of sales staff increased sales salaries by $0.3 million. Commissions increased by $0.1 million and rebates on revenue increased by $0.9 million as a result of rebates being paid on certain new accounts.

For the year ended October 31, 2004, Adjusted EBITDA was $12.5 million, down from $13.4 million for the same period in 2003, representing a decrease of 6.5%. Adjusted EBITDA as a percentage of revenue declined from 12.8% in 2003 to 9.8% in 2004. This was mainly due to the 3% decrease in gross margin.

Adjusted EBITDA for these periods is calculated as follows:

	October 31	
	2004	2003
	($ thousands)	
Net income	$ 7,147	$ 7,654
Add:		
Depreciation and amortization	593	865
Income taxes	4,010	4,440
Executive compensation and management fees	483	541
Other	268	(136)
Adjusted EBITDA	$12,501	$13,364

Amortization expenses decreased from $0.9 million for 2003 to $0.6 million for the same period in 2004 due to certain leaseholds becoming fully amortized in the period.

Income tax expense was recorded at an effective rate of 35.9% for 2004 and 36.7% for the same period in 2003 as a result of lower statutory rates.

Net income for the year ended October 31, 2004 was $7.1 million, or 5.6% of revenue, compared to $7.7 million, or 7.3% of revenue, for the same period in 2003. The decrease was driven by the now discontinued practice of collecting fixed fuel surcharges from customers while fuel costs were increasing rapidly. Fuel charges are now collected on a floating basis, to better match fluctuations in fuel costs.

Year ended October 31, 2003 compared to year ended October 31, 2002.

Revenue for the year ended October 31, 2003 was $104.7 million, an increase of 11.4% over the $94.0 million earned in 2002. Of this growth, 34.4% resulted from increased demand from existing customers with the balance resulting from new business acquired by adding new sales staff during the year.

Cost of sales increased from $54.9 million, or 58.5% of revenue, in 2002 to $63.0 million, or 60.2% of revenue, in 2003, partly as a result of higher fuel prices, which increased by 0.9% of revenue. In addition, owner-operator costs increased as a result of a 10% increase in their base rate. General rate increases in labour costs ranged from 2.3% to 3.1% during the year. This resulted in gross margins decreasing from 41.5% of revenue in 2002 to 39.8% in 2003.

Administrative expenses increased marginally from $7.5 million in 2002 to $7.7 million in 2003. This was due partly to the addition of a training manager and additional staff required for the testing and implementation of the Company's new ATLAS shipping and tracking software. Administrative costs as a percentage of revenue declined from 8.0% in 2002 to 7.4% in 2003.

Terminal expenses increased from $17.6 million in 2002 to $18.6 million in 2003 due to higher employee costs that resulted from wage rate increases ranging from 2.3% to 3.1%. Rent increased $0.1 million as a result of additional trailer parking facilities. As a percentage of revenue, terminal costs decreased from 18.8% to 17.8%.

Selling expenses increased from $2.6 million in 2002 to $3.2 million in 2003 reflecting increases in commissions and rebates of $0.2 million, based on higher revenue. Sales staff was also added during the year, increasing costs by $0.2 million. As a percentage of revenue, selling costs increased from 2.8% to 3.1%.

For the 12 months ended October 31, 2003, Adjusted EBITDA increased by 10.2% to $13.4 million from $12.1 million for 2002 reflecting marginal efficiencies due to business growth. As a percentage of revenue, Adjusted EBITDA decreased from 12.9% to 12.8%.

Adjusted EBITDA for these periods is calculated as follows:

	October 31	
	2003	2002
	($ thousands)	
Net income	$ 7,654	$ 6,914
Add:		
Depreciation and amortization	865	756
Income taxes	4,440	4,410
Executive compensation and management fees	541	51
Other	(136)	—
Adjusted EBITDA	$13,364	$12,131

Amortization expenses remained stable year over year at approximately $0.8 million.

Income tax expense was recorded at an effective rate of 36.7% for 2003 and 38.9% for 2002 due to lower statutory tax rates.

Net income for the year ended October 31, 2003 was $7.7 million, or 7.3% of revenue, compared to $6.9 million, or 7.4% of revenue, for the same period in 2002. The increase was driven by the increase in revenue combined with management efforts to control fixed costs.

Liquidity and Capital Resources

ATS Andlauer has historically utilized cash from operations to maintain existing capacity and fund growth and, with the exception of certain equipment leasing arrangements, is not currently drawing upon available third party credit facilities. The Partnership will initially have two principal sources of liquidity: (i) cash provided by operations and (ii) amounts available under the New Credit Facilities. Management believes that these sources will be sufficient to meet its working capital and currently anticipated capital expenditure requirements.

The following table provides an overview of cash flows for the periods indicated:

	Six Months Ended April 30		Years ended October 31,		
	2005	2004	2004	2003	2002
			($ thousands)		
Net inflow (outflow) of cash related to:					
Operations	740	6,434	10,839	1,567	7,007
Investing	(1,658)	(7,473)	(11,406)	64	(7,888)
Increase (decrease) in cash resources	(918)	(1,039)	(567)	1,631	(881)

Cash from Operations

Cash from operations increased by 54.7% from $7.0 million in 2002 to $10.8 million in 2004. Operating income contributed $7.7 million in 2004 and non-cash working capital changes contributed $3.1 million, primarily due to an increase in accounts payable and accrued liabilities.

Cash from Investing Activities

Cash used for investing activities in each of the years 2004, 2003 and 2002 was largely a result of the transfer of equity between the operating and non-operating divisions (segments) of the Business. As ATS Andlauer leases a majority of its transportation assets, capital expenditures incurred primarily reflect buyouts at the end of operating leases.

Capital Requirements

Capital expenditures of the Business are generally divided into two categories: (i) maintenance capital expenditures, which primarily consist of maintenance and refurbishment of existing facilities and trucks, and (ii) growth capital expenditures undertaken to promote business expansion, which primarily consist of acquisitions and terminal development.

Growth capital expenditures during the 2004, 2003 and 2002 fiscal years were $0.1 million, $0.1 million, and $0.3 million, respectively. Maintenance capital expenditures totalled $0.4 million, $0.6 million, and $0.6 million, respectively, over the same fiscal periods. The modest levels of maintenance and growth capital spent in each of the three fiscal years is a direct result of the strategic business decision to lease rather than own equipment and facilities. In the case of equipment, much of the maintenance costs are the responsibility of the lessor.

ATS Andlauer currently plans to spend approximately $0.4 million in capital expenditures in fiscal 2005, of which $0.2 million is characterized as maintenance capital. In addition, Management anticipates spending approximately $0.8 million in capital expenditures in fiscal 2006 which will include $0.4 million of maintenance capital. In both years, these expenditures will be funded by cash flow from operations.

Financing

The Business has a revolving demand facility of $4.0 million with a Canadian chartered bank that is not currently drawn. The borrowing base for the revolving credit facility is equal to 75% of trade receivables less than 90 days and is secured by a general security agreement covering all of ATS Andlauer's assets. The Partnership has obtained a commitment with a Canadian chartered bank for the New Credit Facilities in the amount of $19 million. The New Credit Facilities will collateralize substantially all of the Partnership's assets, including accounts receivable. Upon Closing, it is anticipated that approximately $11.2 million will be drawn under the New Credit Facilities. The New Credit Facilities will contain provisions restricting distributions or payment of interest by the Partnership in the event of a default. See "New Credit Facilities".

Summary of Contractual Obligations

As at April 30, 2005, the Business did not have any off-balance sheet arrangements other than those disclosed below:

	Payments						
	Total	2005	2006	2007	2008	2009	Thereafter
	($ thousands)						
Premise leases[1][2]	$60,991	$ 8,711	$8,170	$7,244	$6,539	$5,880	24,447
Equipment leases[1][3]	4,751	1,474	1,115	541	418	352	851
Total[4]	$65,742	$10,185	$9,285	$7,785	$6,957	$6,232	25,298

Notes:

(1) Payments for operating leases are deducted from cash flow from operating activities.

(2) Premise leases include minimum lease payment obligations associated with leases for office and terminal space.

(3) Equipment leases include minimum lease payment obligations associated with leases for trucks and trailers required for the transportation of freight.

(4) Purchase arrangements made in the ordinary course of business have been excluded as they are discretionary.

Transactions with Related Parties

During each of the six month periods ending April 30, 2005 and April 30, 2004, and each of the three years ended October 31, 2004, 2003 and 2002, ATS Andlauer entered into the following transactions with related parties, which were accounted for at their exchange amount:

	Six Months Ended April 30		Years ended October 31,		
	2005	2004	2004	2003	2002
			($ thousands)		
Paid transportation costs to Concord	$ 571	$ 117	$3,783	$ —	$ —
Received transportation revenue from Concord	1,564	—	1,106	—	—
Paid management fees to AMG	250	250	500	1,058	789
Paid for labour from Ready Staffing Solutions Inc.	3,914	2,453	5,388	3,970	2,984
Paid lease payments to 9143-5271 Quebec Inc.	150	—	—	—	—
Paid rent for use of equipment from Andlauer Leasing Inc.	392	511	986	1,199	1,159
Received transportation revenue from Associated Logistics Solutions Inc.	307	909	2,610	2,945	2,895
Received transportation revenue from Logisti-Solve Inc.	5,590	5,891	11,982	10,548	10,165
Paid rent to Andlauer Properties Inc.	36	36	72	104	285
Paid rent to AMG	—	—	—	130	740
Paid rent to Logisti-Solve Inc.	—	—	—	—	202

Note:

(1) Michael Andlauer or his spouse directly or indirectly controls all of these companies. See "Interests of Management and Others in Material Transactions" for additional information with respect to these transactions.

Commencing in April 2004, the domestic operations of Concord were integrated into those of ATS Andlauer and the domestic customers of Concord were migrated to ATS Andlauer. Revenue of $5.7 million was reported by the Business from April 1, 2004 through October 31, 2004 relating to these customers. The integration of the domestic operations and the migration of the domestic customers of Concord was completed effective November 1, 2004.

Critical Accounting Estimates

The preparation of financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at

the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those estimates. The more significant accounting estimates are as follows:

Accounts receivable valuation

ATS Andlauer records a valuation allowance covering its accounts receivable. The allowance is composed of both a provision for revenue adjustments as well as potential future bad debts. Revenue adjustments represent revisions to rates previously invoiced to customers. The provision for revenue adjustments is established by Management based on both actual adjustments and a formula based on past rate adjustment experience as a percentage of gross revenue. ATS Andlauer also performs ongoing credit evaluations of its customers' financial condition with the objective of assessing the likelihood that accounts receivable may not be collectible from customers due to credit risk. Potential credit risk can arise through industry conditions but it is Management's opinion that the risk is low. ATS Andlauer had recorded a valuation allowance of $0.6 million at April 30, 2005 (which is the same allowance recorded as of April 30, 2004).

Capital assets and amortization

Capital assets are recorded at acquisition cost. Amortization is provided as follows:

Computer equipment	30% declining balance
Furniture	20% declining balance
Leasehold improvements	term of the lease
Pickup and delivery equipment	20% declining balance

Financial Instruments

The Business' financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities and are shown at fair value. It is Management's opinion that the Business is not exposed to significant interest rate or currency risks.

Financial instruments that potentially subject the Business to concentrations of credit risk consist principally of accounts receivable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Estimates — Accounts receivable valuation".

Outlook

Management believes that, following the Closing and the completion of the Acquisition, the funds available under the New Credit Facilities and cash flow from operations will be sufficient to meet its currently anticipated ongoing requirements for capital expenditures, working capital and distributions at existing business levels. The future needs of the Partnership may change and in such an event the Partnership's ability to satisfy its obligations will be dependent upon future financial performance, which in turn will be subject to financial and other factors, including elements beyond the Partnership's control. See "Risk Factors". The Partnership expects to continue to achieve organic growth with the existing customer base and obtain new customers, especially in the healthcare industry, due to its ability to offer temperature management services.

STRUCTURE OF THE FUND

The following chart illustrates the structure of the Fund after giving effect to the Offering and the indirect investment by the Fund in the Partnership. See "Retained Interest and Exchange Rights", "Funding, Acquisition and Related Transactions" and "Use of Proceeds".



Public Unitholders
100% (Units)
ATS Andlauer Income Fund (the "Fund")
100% (ATSOT Units)
ATS Andlauer Operating Trust ("ATSOT")
100% (GP Common Shares)
80.1%(1)
Vendor(3)
ATS Andlauer Transportation Services GP Inc. (the "GP")
19.9%(2)
100% (GP Units)
ATS Andlauer Transportation Services Limited Partnership (the "Partnership")

Notes:

(1) Ordinary LP Units, representing 80.1% of the LP Units.

(2) Exchangeable LP Units representing 19.9% of the LP Units. Each Exchangeable LP Unit will be exchangeable into one Unit, subject to customary anti-dilution adjustments. The holders of Exchangeable LP Units will also be issued one Special Voting Unit for each Exchangeable LP Unit held. The Special Voting Units will entitle the holders of Exchangeable LP Units to such number of votes at meetings of Voting Unitholders as is equal to the number of Units into which the related Exchangeable LP Units are then exchangeable. See "Retained Interest and Exchange Rights" and "Description of the Fund — Units and Special Voting Units".

(3) The Vendor is owned by the Existing Shareholders.

TRUSTEES, DIRECTORS AND MANAGEMENT

Trustees of the Fund

The initial Trustee of the Fund is Michael Andlauer. At Closing, David Matheson, Hanif Nanji, Brian Luborsky and John Schiller will be appointed as additional Trustees. The Trustees will also serve as the trustees of ATSOT and as directors of the GP. All of the Trustees will be "independent" within the meaning of National Instrument 58-101 of the Canadian Securities Administrators, other than Mr. Andlauer who is the President and Chief Executive Officer of the GP.

The profiles of each of these individuals are set out under "Biographies of Trustees, Directors and Officers" below. The term of office for each of the Trustees will expire at the time of the first annual meeting of Unitholders in 2006. See "Description of the Fund — Trustees" and "Description of ATSOT — Trustees of ATSOT".

The following table sets out, effective as of closing, the names, municipalities of residence, positions with the Fund and the GP and principal occupations of the Trustees and the directors and senior officers of the GP.

Name and Municipality of Residence	Positions	Principal Occupation
MICHAEL ANDLAUER[1] Milton, Ontario	Trustee, Director, President and Chief Executive Officer	President and Chief Executive Officer of the GP
DAVID MATHESON[1] Toronto, Ontario	Trustee and Director	Counsel, McMillan Binch Mendelsohn LLP (law firm)
HANIF (CHIKO) NANJI[1] Montreal, Quebec	Trustee and Director	President, Metro Canada Logistics Inc. (a warehousing, transportation management and customized supply chain solution firm)
BRIAN LUBORSKY[1] Toronto, Ontario	Trustee and Director	President and Chief Executive Officer, Premier Salons (an operator of salons and spas)
JOHN SCHILLER[1] Mississauga, Ontario	Trustee and Director	Independent Businessman
C. ROBERT BROGAN Aurora, Ontario	Senior Executive Vice-President	Senior Executive Vice-President of the GP
BRIAN MASCARENHAS Mississauga, Ontario	Vice-President, Finance and Chief Financial Officer	Vice President, Finance Chief Financial Officer of the GP
MICHEL LUNARDI Ste. Anne des Lacs, Quebec	Vice-President, Eastern Operations and Sales	Vice-President, Eastern Operations and Sales
TERRY JESSUP Mississauga, Ontario	Senior Vice-President, Ontario Operations and Sales	Senior Vice President, Ontario Operations and Sales
MARCUS PRYCE-JONES Calgary, Alberta	Vice-President, Western Operations and Sales	Vice-President, Western Operations and Sales

Notes:

(1) Trustee of the Fund and ATSOT.

(2) As at the Closing Date, the Trustees and the directors and senior officers of the GP will own beneficially, directly or indirectly, or exercise control or direction over, an aggregate of 106,000 Units, representing approximately 1.14% of the outstanding Units. In addition, 2,316,442 Exchangeable LP Units representing a 19.9% interest in the Fund on a fully-diluted basis will be held by the Vendor, a corporation owned as to 70% by AMG, a company controlled by Michael Andlauer. See also "Principal Unitholder".

Under the terms of the Declaration of Trust, the Vendor Group will have the right to elect one trustee so long as the Vendor Group holds, directly or indirectly, Units or LP Units representing (on a diluted basis) not less than 10% of the outstanding Units. The remaining Trustees are to be selected by Voting Unitholders. The same individuals are to be Trustees, trustees of ATSOT and directors of the GP. Under the terms of the Declaration of Trust, the Trustees are required to elect the Trustees as the trustees of ATSOT and under the terms of the ATSOT Declaration of Trust, the trustees of ATSOT are required to elect the trustees of ATSOT as directors of the GP. See "Description of the Fund — Trustees".

Biographies of Trustees, Directors and Officers

The following are brief profiles of the Trustees and the directors and executive officers of the GP:

Michael Andlauer, Trustee, Director, President and Chief Executive Officer

Mr. Andlauer has 18 years of experience in the Canadian transportation industry. He founded ATS Andlauer in 1991 and has served as its Chief Executive Officer since that time. He founded Associated Logistics Solutions Inc., a third party logistics provider, in 1995, Logisti-Solve Inc., a third party logistics provider, in 2000, and he co-founded Spectrum Supply Chain Solutions Inc., a warehousing and supply chain management company, in 2002. Mr. Andlauer also serves as the President and Chief Executive Officer of AMG, a company he founded in 1994 to manage and operate related logistics and transportation companies (including ATS Andlauer) operating throughout North America. Mr. Andlauer is also the majority owner of the American Hockey League's Hamilton Bulldogs.

David Matheson, Q.C., Trustee and Director

Mr. Matheson, Q.C., has over 15 years of experience as a director in the Canadian transportation industry. He has been a partner and a counsel of the Toronto law firm of McMillan Binch Mendelsohn LLP for over 25 years and advises national and international clients on various corporate and governance matters. Mr. Matheson has served as a director of various national and international corporations and has chaired or served as a member of numerous audit committees and corporate governance committees. Mr. Matheson presently serves as the Chair of the Audit Committee of Clarke Inc. (a TSX listed transportation company) and the Chair of the Audit and Governance Committees of both Newfoundland Capital Corporation Limited (a TSX listed national radio broadcasting company) and Tonbridge Power Inc. (a TSX Venture Exchange listed company that invests in power projects). He holds a Bachelor of Commerce degree from Dalhousie University and a Bachelor of Laws degree from Dalhousie Law School.

Hanif (Chiko) Nanji, Trustee and Director

Mr. Nanji has over 20 years of experience in the Canadian transportation industry. He has been the President, Chief Executive Officer and a director of Metro Canada Logistics Inc., a private third-party provider of warehousing, transportation management and customized supply chain solutions, since 1988. He is also the Chairman of LDC Logistics Development Corporation, a private real estate development company, the Vice-Chairman and a director of Dairy Products In Motion Inc., a private dairy logistics company, and the Vice-Chairman and a director of Spectrum Supply Chain Solutions Inc., a private supply chain management company involved in the distribution and storage of consumer packaged goods.

Brian Luborsky, Trustee and Director

Mr. Luborsky is the President and Chief Executive Officer of Premier Salons, a private company that he founded in 1984. Premier Salons operates 375 salons and spas throughout Canada and the United States. Mr. Luborsky holds a Bachelor of Commerce degree from the University of Toronto and received a Chartered Accountant designation in 1982 while working at Coopers & Lybrand.

John Schiller, Trustee and Director

Mr. Schiller has over 25 years of experience in the Canadian transportation industry. He retired in 2004 from his position as President of Kingsway Transport, an LTL, TL and specialized transport company, a position he held since 2002. Prior thereto, he served as the Chief Operating Officer of Maritime-Ontario Freight Lines Limited, a private LTL carrier company, from 2000 to 2002. Prior thereto, he served as the Chief Executive Officer of Day & Ross Inc., one of the largest transportation firms in Canada, from 1992 to 2000.

C. Robert Brogan, Senior Executive Vice-President

Mr. Brogan has 20 years of experience in the Canadian transportation industry. He joined ATS Andlauer in 2001 and has served as its President since that time. Prior to joining ATS Andlauer, Mr. Brogan was the President of Sameday Right-O-Way, a courier and air cargo company, since 1994. During his career in the transportation industry, Mr. Brogan has gained a broad range of experience by holding numerous positions of increasing responsibility at a number of companies operating in nearly every facet of the transportation industry, including the rail, courier, LTL and air freight transportation sectors.

Brian Mascarenhas, Vice-President, Finance and Chief Financial Officer

Mr. Mascarenhas has 14 years of experience in the Canadian transportation industry. He joined ATS Andlauer at its inception in 1991 and served as its controller until 2002, during which time he oversaw all financial aspects of its operations. In 2003, Mr. Mascarenhas assumed the role of Chief Financial Officer of AMG, a company that was founded to manage and operate related logistics and transportation companies (including ATS Andlauer). During his tenure as controller at ATS Andlauer and as Chief Financial Officer at AMG, Mr. Mascarenhas has also performed the Chief Financial Officer function for Associated Logistics Solutions Inc. (since 1995), Logisti-Solve Inc. (since 2000) and Spectrum Supply Chain Solutions Inc. (since 2002).

Michel Lunardi, Vice-President, Eastern Operations and Sales

Mr. Lunardi has 20 years of experience in the Canadian transportation industry. He joined ATS Andlauer at its inception in 1991 and has held a variety of managerial and operational positions of increasing responsibility. He has been the Vice-President, Eastern Operations and Sales of ATS Andlauer since 2002. Prior to joining ATS Andlauer, Mr. Lunardi held a number of positions of increasing responsibility with Day & Ross, an LTL company, until his departure in 1991.

Terry Jessup, Senior Vice-President, Ontario Operations and Sales

Mr. Jessup has 25 years of experience in the Canadian transportation industry. He joined ATS Andlauer at its inception in 1991 and has held a variety of managerial and operational positions of increasing responsibility. He has been a Senior Vice-President of ATS Andlauer since 1991. Prior to joining ATS Andlauer, Mr. Jessup held a number of positions of increasing responsibility with Thomas Nationwide Transportation Air Express, an air freight company, culminating in his appointment as Director of Operations, which he held until his departure in 1991.

Marcus Pryce-Jones, Vice-President, Western Operations and Sales

Mr. Pryce-Jones has 20 years of experience in the Canadian transportation industry. He joined ATS Andlauer in 1996 and has held a variety of managerial and operational positions of increasing responsibility. He has been the Vice-President, Western Operations and Sales of ATS Andlauer since 2003. Prior to joining ATS Andlauer, Mr. Pryce-Jones held a number of senior positions of increasing responsibility with Associated National Couriers, an international transportation franchise organization operating globally, culminating in his appointment as Vice-President, Operations which he held until his departure in 1996.

Governance of the Fund

The Trustees will be responsible for the governance of the Fund.

Audit Committee

The Trustees will establish an Audit Committee consisting of three Trustees, all of whom will be "independent" and "financially literate" for the purposes of the Canadian Securities Administrators' Multilateral Instrument 52-110 — *Audit Committees*. The Audit Committee will be responsible for or will assist the Trustees in fulfilling their responsibility for, among other things: (i) the oversight and supervision of the audit of financial statements of the Fund; (ii) the management of the relationship with the auditor of the Fund and meeting with the auditor as required in connection with the audit services provided by the auditor; (iii) the oversight and supervision of the accounting and financial reporting practices and procedures of the Fund; (iv) the oversight and supervision of the adequacy of the Fund's internal accounting controls and procedures; and (v) the oversight and supervision of the quality and integrity of the Fund's financial statements.

Compensation and Governance Committee

The Trustees will establish a Compensation and Governance Committee. The members of the Compensation and Governance Committee will be Trustees who are "independent" for the purposes of the Canadian Securities Administrators National Instrument 58-101 — *Disclosure of Corporate Governance Practices*. The Committee will be responsible for or will assist the Trustees in fulfilling their responsibility for, among other things, (a) reviewing annually the Chief Executive Officer's goals and objectives for the upcoming year and providing an appraisal of the Chief Executive Officer's performance; (b) making recommendations concerning the compensation of senior executive officers of the GP and the remuneration of the Trustees and board of directors of the GP; (c) developing the Fund's approach to corporate governance issues and compliance with applicable laws, regulations, rules, policies and orders

with respect to such issues; (d) advising the Trustees in filling vacancies in the Trustees; and (e) periodically reviewing the composition and effectiveness of the Trustees and the contributions of individual Trustees. The Committee will also be responsible for adopting and periodically reviewing and updating the Fund's written disclosure policy.

Remuneration of Trustees and Directors

Initial compensation for Trustees and directors of the GP who are not officers or employees of any subsidiary of the Fund will be $25,000 per Trustee or director per year (without duplication) and $1,000 per Trustee or director of the GP for attending meetings of the Trustees or the board of directors of the GP, as the case may be, provided that no compensation will be paid to the nominees of the Vendor Group for serving as Trustees, trustees of ATSOT, directors of the GP or attending board or committee meetings. The chair of the Trustees and the chairs of each committee of the Trustees or (without duplication of fees) committee of the board of directors will receive an additional $5,000 per year in respect of the chair duties. The Fund and the GP will also reimburse Trustees and directors for out-of-pocket expenses for attending meetings. Trustees and directors will participate in the insurance and indemnification arrangements described below under "Insurance and Indemnification". See "Description of the Fund — Trustees". No directors' compensation will be paid to Trustees who are employees or members of Management. No additional compensation will be paid to Trustees for also serving as trustees of ATSOT.

Insurance and Indemnification

The GP will obtain or cause to be obtained a policy of insurance for the Trustees, the trustees of ATSOT and the directors and officers of the GP and its subsidiaries. The aggregate limit of liability applicable to all insured Trustees, trustees of ATSOT, directors and officers under the policy will be $15 million, inclusive of defence costs. The Fund, ATSOT, the Partnership and the GP will indemnify the Trustees, the trustees of ATSOT and the directors and officers of the GP against liability and costs in respect of any action or suit against them in connection with the execution of their duties of office, subject to customary limitations.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Mr. Luborsky was an officer and a director of Premier Salons International, Inc. ("PSI"), a Delaware corporation with operations in the United States, when it filed a petition for bankruptcy under chapter 11 of title 11, United States Code ("Chapter 11") in the United States Bankruptcy Court for the District of Delaware (the "Court") in October 1999. He was also a director of PSI's direct parent company, GEMM Holdings, Inc. ("GEMM"), which filed for Chapter 11 at the same time as PSI. Mr. Luborsky was the indirect owner of 85% of the common stock of GEMM. The remaining 15% of GEMM's common stock was owned by a second shareholder. A final decree was issued by the Court in December 2002 closing the Chapter 11 cases of each of PSI and GEMM. Other than as described above, no Trustee, director or officer of the GP or director or officer of the Vendor is, or has been, within the past ten years, a director or officer of any other issuer, that while that person was acting in that capacity (i) was subject to a cease trade or similar order or an order that denied that other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver or receiver manager or trustee appointed to hold its assets, (iii) was subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (iv) was subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

EXECUTIVE COMPENSATION

Employment Agreements

It is anticipated that on Closing the GP will enter into employment agreements with each of its senior officers on terms and conditions subject to approval by the Compensation and Governance Committee and the board of directors of the GP. It is expected that the initial base salary payable to the members of Management as a group will be approximately $1.1 million to $1.2 million per annum, and cash performance bonuses and other incentives as may be determined from time to time by the Compensation and Governance Committee and approved by the board of directors of the GP. Other terms and conditions of the agreements including the termination, severance and non-competition arrangements will be consistent with employment agreements for senior executives of comparable entities.

Long Term Incentive Plan

Key senior employees of the GP and the directors, officers and senior employees of its affiliates will be eligible to participate in the long-term incentive plan of the Partnership (the "**LTIP**"). The purpose of the LTIP is to provide eligible participants with compensation opportunities that will encourage ownership of Units, enhance the Partnership's ability to attract, retain and motivate key personnel, and reward key senior employees for significant performance and associated per Unit cash flow growth of the Fund. Pursuant to the LTIP, the Partnership will set aside a pool of funds based upon the amount by which the Fund's per Unit distributions exceed certain per Unit distributable cash threshold amounts. A third party trustee will then purchase Units in the market with such pool of funds and will hold such Units until such time as ownership vests to each participant. The Compensation and Governance Committee of the GP will administer the LTIP. The board of directors of the GP or the Compensation and Governance Committee will have the power to, among other things, (i) determine those individuals who will participate in the LTIP, (ii) determine the level of participation of each participant and (iii) determine the time or times when ownership of the Units will vest for each participant.

Initially, the LTIP will provide for awards that may be earned based on the amount by which distributable cash exceeds a base distribution threshold of $0.975 per Unit per annum. The percentage amount of that excess which forms the LTIP incentive pool will be determined in accordance with the table below, subject to adjustment from time to time at the discretion of the board of directors of the GP:

Percentage by which Distributable Cash per Unit Exceeds Base Distribution Threshold	Proportion of Excess Distributable Cash Available for LTIP Payments[1]
5% or less	nil
Greater than 5% and up to 10%	10% of any excess over 5%
Greater than 10% and up to 20%	10% of any excess over 5% to 10%, plus 20% of any excess over 10%
Greater than 20%	10% of any excess over 5% to 10%, plus 20% of any excess over 10% to 20%, plus 25% of any excess over 20%

Note:

(1) Annualized for fiscal periods of less than 12 months.

The base distribution threshold will be subject to adjustment by the Compensation Committee from time to time.

The board of directors of the GP or the Compensation and Governance Committee may also in the future establish other incentive based compensation plans.

Indebtedness of Trustees, Directors and Executive Officers

None of the Trustees or any of the directors or executive officers of the GP, nor any associate of any such person is to the date hereof, indebted to the Fund or any of its subsidiaries. Additionally, neither the Fund nor any of its subsidiaries has provided any guarantee, support agreement, letter of credit or similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

Summary Compensation Table

The following table provides a summary of the compensation earned in respect of the Vendor's 2004 fiscal year by the Vendor's Chief Executive Officer, Chief Financial Officer and the other executive officers (the "**Named Executive**

Officers") of the Vendor who will serve as officers of the GP and whose salary and bonus in the 2004 fiscal year exceeded, in the aggregate, $150,000.

Name and Principal Position with the Vendor	Fiscal Year Ended in	Salary ($)	Bonus ($)	Other Annual Compensation[2] ($)
MICHAEL ANDLAUER Chief Executive Officer	2004	400,000	4,205,000[1]	—
BOB BROGAN President	2004	200,000	—	—
BRIAN MASCARENHAS[3] Chief Financial Officer	2004	100,000	—	—

Notes:

(1) Represents a non-recurring management bonus paid to Mr. Andlauer in 2004 which has not been included in the financial statements of the Business contained in this prospectus. See Note (1) to the financial statements of the Business.

(2) Perquisites and other personal benefits, securities or property received by each Named Executive Officer during the fiscal year ended in 2004 was, in the aggregate, less than $50,000 and 10% of the total of the annual salary and bonus of each Named Executive Officer for the financial year.

(3) The Vendor did not have a Chief Financial Officer during the fiscal year ended in 2004. AMG, a majority shareholder of the Vendor, provided management services to the Vendor that included the provision of services normally performed by a Chief Financial Officer. These functions were primarily performed by Brian Mascarenhas, the Chief Financial Officer of AMG and the Vice-President, Finance and Chief Financial Officer of the GP. AMG charged the Vendor an annual management fee in 2004, a portion of which related to the provision of services normally performed by a Chief Financial Officer. Mr. Mascarenhas' salary was paid by AMG.

The Vendor did not have any compensation plans involving stock options, stock appreciation rights or other forms of stock based compensation during the fiscal year ended in 2004.

FUNDING, ACQUISITION AND RELATED TRANSACTIONS

Prior to the Closing, each of ATSOT, the GP and the Partnership will be formed with minimal capital. ATSOT will be wholly owned by the Fund and will be a limited partner of the Partnership. The GP will be wholly owned by ATSOT.

In connection with the Closing, the following transactions will take place:

(a) The Fund will use the gross proceeds of the Offering of $93,242,000 to capitalize ATSOT by subscribing for ATSOT Units.

(b) ATSOT will use the proceeds from the issuance of the ATSOT Units to subscribe for 9,324,200 Ordinary LP Units for $93,242,000.

(c) The Partnership will use the proceeds of $93,242,000 from the issuance of Ordinary LP Units and will draw down approximately $11.2 million under the New Credit Facilities to (i) pay, reimburse or contribute towards transaction costs and pay the expenses of the Offering and the Underwriters' fees (such fees and expenses estimated to be $8,500,000), and (ii) to acquire the Purchased Assets from the Vendor on a partially tax deferred basis for the Vendor. As consideration for the acquisition of the Purchased Assets, the Partnership will pay to the Vendor $95,942,000 in cash, subject to closing adjustments, and will issue to the Vendor 2,316,442 Exchangeable LP Units.

(d) Immediately after the Offering, the Fund will hold (through its interest in ATSOT) all of the issued Ordinary LP Units, representing an 80.1% equity interest in the Partnership, and the Vendor will hold all of the issued Exchangeable LP Units, representing a 19.9% equity interest in the Partnership. The Fund (through its interest in ATSOT) will also hold all of the outstanding shares in the capital of the GP, the general partner of the Partnership.

USE OF PROCEEDS

The net proceeds from the issuance of the Units are estimated to be approximately $84,742,000 after deducting the fees payable to the Underwriters and the expenses of Offering estimated at $8,500,000. The gross proceeds of $93,242,000 from the issuance of the Units will be used by the Fund to indirectly acquire an 80.1% interest in the Partnership. See "Funding, Acquisition and Related Transactions" and "Plan of Distribution".

PRINCIPAL AGREEMENTS

Acquisition Agreement

The Partnership, the Vendor and AMG will enter into the Acquisition Agreement on or prior to Closing. This summary is qualified in its entirety by reference to the provisions of the Acquisition Agreement, which contains a complete description of the consideration, Purchased Assets and associated liabilities and the representations and warranties, indemnities and related limitations. See "Material Contracts".

Immediately following Closing, ATS Andlauer will complete the acquisition (the "**Acquisition**") of the Purchased Assets and the assumption of certain related liabilities pursuant to the terms and conditions of the Acquisition Agreement.

Consideration

The aggregate consideration payable by the Partnership to the Vendor for the Purchased Assets will consist of $95,942,000 in cash and 2,316,442 Exchangeable LP Units. The Partnership will also assume the accounts payable and certain liabilities relating to the Purchased Assets. The Exchangeable LP Units issued to the Vendor will represent 19.9% of the LP Units. See also, "Funding, Acquisition and Related Transactions". The Partnership will not assume any long-term debt or bank debt associated with the Purchased Assets. The consideration will be subject to customary closing adjustments.

The acquisition of the Purchased Assets by ATS Andlauer will be effected on a partially tax-deferred basis under the Tax Act. Accordingly, ATS Andlauer's cost for tax purposes of the Purchased Assets will be approximately $95,942,000, being the cash consideration paid to the Vendor pursuant to the Acquisition Agreement.

Purchased Assets and Associated Liabilities

Pursuant to the Acquisition Agreement, the Partnership has agreed to purchase from the Vendor all or substantially all of the assets used in carrying on the Business including the following: (i) all vehicles, equipment and supplies; (ii) all office assets; (iii) all inventories; (iv) all accounts receivable due or accruing due; (v) prepaid expenses; (vi) the benefit of all contracts, including leases of personal property, licences and software licences relating to the Purchased Assets; (vii) the leasehold interest in all leased real property including warehouse and distribution facilities; (viii) all licences or other authorizations owned, held or used by the Vendor in respect of the Business, (ix) any and all right of the Vendor to trade fixtures and third party fixtures; and (x) all intellectual property, trademarks and other rights of the Vendor related to the Business including the trademark "ATS" (collectively, the "**Purchased Assets**").

Employees

The Partnership has agreed to offer all of the current active employees of the Business employment on terms substantially similar in the aggregate to their current terms of employment. The Vendor will be responsible for any termination, severance or other payments to employees who are not made, or who do not accept, offers of continuing employment by the Partnership. The Partnership will assume all liabilities related to all of the Vendor's employees that the Partnership retains.

Conditions

The completion of the Acquisition is subject to customary conditions including: (i) the Offering having been completed, (ii) certain required consents, waivers and releases having been obtained, and (iii) there being no legal impediment to the Acquisition.

The parties have entered into transitional arrangements with respect to the Business pending the processing of licence transfers which Management expects to occur in the ordinary course of business after the Closing. The Vendor will indemnify the Partnership in connection with such transfers in the Acquisition Agreement.

Representations, Warranties, Covenants and Indemnities

The Acquisition Agreement will contain customary representations and warranties and related indemnities from the Vendor and AMG in favour of the Partnership, including representations and warranties concerning the Business, the Purchased Assets and the Vendor and a representation and warranty that this prospectus contains full, true and plain disclosure of all material facts relating to the Fund, the Business and the Units and does not contain any misrepresentation (as that term is defined in the *Securities Act* (Ontario)).

The total maximum liability under all of the Vendor's representations, warranties and indemnities will be limited, without duplication, to the sum of all cash amounts (the "**Cash Consideration**") received by the Vendor from the Partnership in connection with the transaction of purchase and sale contemplated in the Acquisition Agreement. The total maximum liability under all of AMG's representations, warranties and indemnities will be limited, without duplication, to that portion of the Cash Consideration as is actually distributed or paid by the Vendor, directly or indirectly, to AMG as a dividend or other distribution or payment after the Closing, to a maximum of 70% of the total Cash Consideration. AMG will not be liable under its representations, warranties and indemnities except to the extent that the assets of the Vendor are insufficient to satisfy the claim of the Fund.

All claims under the representations, warranties and indemnities against the Vendor and AMG under the Acquisition Agreement will be subject to an aggregate deductible of $500,000 and thereafter each set of related claims must reach an aggregate threshold of $100,000 (other than in certain cases in respect of the representation and warranty that this prospectus does not contain a misrepresentation, which will not be subject to any deductible).

The majority of these representations and warranties will survive the Closing for a period of two years, except for (i) certain limited representations and warranties, which will survive indefinitely, (ii) representations and warranties relating to taxation matters, which will survive the Closing for the duration for the applicable reassessment and appeal period, and (iii) the representation and warranty as to the prospectus disclosure, which will survive the Closing for a period three years and 90 days.

There can be no assurance of recovery by the Fund from the Vendor or AMG for breaches of such representations and warranties, given that there can be no assurance that the assets or financial resources of the Vendor or AMG will be sufficient to satisfy such obligations. Investors in the Fund will not have a direct statutory right of action against AMG for a misrepresentation in this prospectus.

If the Acquisition does not close, the Fund will refund to purchasers the consideration paid in respect of the Units offered under this prospectus.

Non-Competition Agreement

Following the Closing, Michael Andlauer will enter into the Non-Competition Agreement with the Partnership under which he will agree that, until the earliest of: (i) the later of (A) three years from the date of the Closing, and (B) the date on which either (I) the Vendor Group ceases to have the right to appoint a Trustee, or (II) such individual, together with his affiliates, beneficially owns and controls less than 5% of the Units (on a diluted basis); (ii) the date on which any person or group of persons acting jointly or in concert (other than such individual or his associates and affiliates or the Fund or any of its affiliates, either individually or together) acquires more than 50% of the outstanding securities of the Fund; and (iii) the Partnership or the Fund and its affiliates cease to carry on the business currently carried on by the Vendor, subject to exceptions for certain passive investments and for transportation and transportation related business currently carried on by such individual and his associates and affiliates, including Clarke Inc., Concord, Logisti-Solve Inc. and Associated Logistics Solutions Inc., he will not, directly or indirectly, operate or have any financial interest in any entity the principal business of which is the operation of a freight transportation business within Canada. It is anticipated that the employment agreement to be entered into with Mr. Andlauer following Closing will also contain non-competition covenants that will continue for a period following the termination of his employment.

Administration Agreement

On Closing, the Fund and ATSOT will enter into the Administration Agreement with the GP whereby the GP will agree to provide or arrange for the provision of services required in the administration of the Fund and ATSOT. The following is a summary of certain provisions of the Administration Agreement, which summary is not intended to be complete. References made to the Administration Agreement for a complete description and the full text of its provisions. See "Material Contracts". The GP's duties will include: (a) ensuring compliance by the Fund and ATSOT with their continuous disclosure obligations under applicable securities legislation, including the preparation of financial statements; (b) providing investor relations services; (c) providing or causing to be provided to Voting Unitholders and ATSOT Unitholders all information to which Voting Unitholders and ATSOT Unitholders are entitled under the Declaration of Trust and the ATSOT Declaration of Trust, respectively, including relevant information with respect to income taxes; (d) convening meetings of Voting Unitholders and ATSOT Unitholders and distributing required materials, including notices of meetings and information circulars, in respect of all such meetings; (e) providing for the calculation of distributions to Unitholders and ATSOT Unitholders; (f) attending to all administrative and other matters arising in connection with any redemptions of Units and/or ATSOT Units; (g) using its

best efforts to ensure compliance with the Fund's limitations on non-resident ownership; and (h) providing general accounting, bookkeeping and administrative services to the Fund and ATSOT.

The administration of the Fund and ATSOT under the Administration Agreement may be terminated at any time by the Fund or ATSOT upon notice in writing to the GP and upon payment to the GP of all costs and expenses incurred by the GP in terminating contracts entered into by the GP with the approval of the Fund or ATSOT, as applicable, for the performance by the GP of its duties under the Administration Agreement. No additional fees are payable to the GP on termination.

Securityholders Agreement

On Closing, the Fund, ATSOT, the Partnership, the GP and the Vendor will enter into the Securityholders Agreement governing their security holdings in, and the business and affairs of the GP and the Partnership. The following is a summary of certain provisions of the Securityholders Agreement, which summary is not intended to be complete. Reference is made to the Securityholders Agreement for a complete description and the full text of its provisions. See "Material Contracts".

Amendment and Termination

The Securityholders Agreement will provide that it can only be amended, modified, altered, waived or supplemented with the approval of the Vendor Group other than amendments to cure any ambiguity or to correct or supplement any provisions which are defective or inconsistent with any other provision of the Securityholders Agreement, provided that, the cure, correction or supplemental provision does not and will not adversely affect the interests of any member of the Vendor Group. The Securityholders Agreement shall terminate in the event that the aggregate percentage of LP Units or Units held by the Vendor Group constitutes less than 10% of the total outstanding LP Units or Units on a diluted basis. The Partnership Agreement will remain in effect notwithstanding any termination of the Securityholders Agreement.

Pre-Emptive Rights

As long as the Vendor Group continues to hold not less than 10% of the total outstanding LP Units or Units on a diluted basis representing a 10% interest in the Fund, the Vendor Group will have a pre-emptive right to participate in any future issuance of equity or debt securities of the Fund, the Partnership or any subsidiary of the Partnership.

Proposals to Purchase LP Units

The Securityholders Agreement will also provide that the Fund will not accept any offer or agree to support any other proposal involving the Ordinary LP Units unless the same offer or proposal is made to the holders of the Exchangeable LP Units for a consideration based on the consideration for the Exchangeable LP Units which reflects the percentage of indirect interest of the holders of the Exchangeable LP Units in the Partnership, without discount for minority position or restrictions on exchange for Units.

The Securityholders Agreement will also provide that no holder of Exchangeable LP Units may transfer such Exchangeable LP Units (other than for Units in accordance with the terms of the Exchange Agreement) unless (i) such transfer would not require that the transferee make an offer to holders of Units on the same terms under applicable securities legislation if such Exchangeable LP Units (and other outstanding Exchangeable Securities) were converted into Units or (ii) the transferee makes a contemporaneous identical offer for the Units.

Tag-Along Rights

The Vendor Group will be entitled to participate, on a pro rata basis, in any sale by the Fund of its direct or indirect interest in the Partnership.

RETAINED INTEREST AND EXCHANGE RIGHTS

Retained Interest

Upon the completion of the Offering, the Vendor will own 2,316,442 Exchangeable LP Units representing 19.9% of the LP Units. See "Principal Agreements — Acquisition Agreement", "Funding, Acquisition and Related Transactions" and "Principal Unitholders".

Escrow of Exchangeable LP Units

The Exchangeable LP Units are transferable. However, pursuant to the Exchange Agreement, the GP will hold all of the unit certificates in respect of the Exchangeable LP Units in escrow for 180 days after the Closing Date, subject to certain limited exceptions.

Exchange Rights

The Exchangeable LP Units are indirectly exchangeable for Units on the basis of one Unit for each Exchangeable LP Unit. The exchange procedure may be initiated by the holder of an Exchangeable LP Unit at any time and from time to time by delivering to the GP, as escrow agent under the Exchange Agreement, a notice of exchange and a unit certificate in respect of that portion of its Exchangeable LP Units to be exchanged, duly endorsed in blank for transfer. The GP will give notice of the proposed exchange to ATSOT, which will acquire Units from the Fund in consideration for the issuance of ATSOT Units in the number required to complete the exchange. ATSOT will deliver to the GP, as escrow agent, the requisite number of Units. The GP will effect the exchange procedure by causing to be issued in the name of ATSOT a unit certificate for that number of Ordinary LP Units to be issued on the exchange, entering ATSOT in the register of limited partners of the Partnership in respect of such additional Ordinary LP Units, causing the Exchangeable LP Units so tendered for exchange to be cancelled, and delivering to the previous holder of the Exchangeable LP Units that number of Units of the Fund to be received on the exchange.

Voting Rights

Holders of Exchangeable LP Units will, in connection with the Offering, be issued Special Voting Units of the Fund that will be attached to, and will only be evidenced by, the certificates representing the Exchangeable LP Units. The Special Voting Units will entitle the holders thereof to vote in all votes of Voting Unitholders (including resolutions in writing) as if they were the holders of the number of Units that they would receive if all their Exchangeable LP Units were exchanged for Units. See "Description of the Fund — Units and Special Voting Units".

Dilution Rights and Economic Equivalence

The Exchange Agreement will provide that in the event that there is a change in the number of Exchangeable LP Units, or the number of Units outstanding as a result of a subdivision, consolidation, reclassification, capital reorganization or similar change in the Exchangeable LP Units or Units (other than a consolidation of Units immediately following a distribution of Units in lieu of a cash distribution), the exchange ratio will be adjusted by the Fund. The Exchange Agreement also provides that the Fund will not issue or distribute Units to the holders of all or substantially all of the then outstanding Units (other than a distribution of Units in lieu of cash distribution), issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Units or issue or distribute property of the Fund to the holders of all or substantially all of the then outstanding Units unless, in each case, the economic equivalent thereof (as determined by the Trustees) is issued or distributed simultaneously to the holders of Exchangeable LP Units.

Reclassification of Units

If at any time while any Exchangeable LP Unit is outstanding there is any reclassification of the Units outstanding, any change of the Units into other units or securities or any other capital reorganization or distribution of the Fund or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units (other than in certain events specified in the Exchange Agreement), then the Exchange Rights will be adjusted in a manner approved by the Trustees, acting reasonably, so that holders of Exchangeable LP Units will be entitled to receive, in lieu of the number of Units which they would otherwise have been entitled, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Units which they would have received had they exercised the Exchange Rights immediately before the effective date of any such transaction.

This prospectus qualifies the issuance by the Fund of the Exchange Rights in respect of the Exchangeable LP Units to the Vendor.

Registration Rights

The Vendor Group has been granted "demand" and "piggy back" registration rights by the Fund that will enable them to require the Fund to file a prospectus and otherwise assist with a public offering of Units subject to certain limitations, with the Fund's expenses to be borne by the Vendor Group (or on a pro rata basis if both the Vendor Group and the Fund are offering Units) pursuant to the terms and conditions of the Exchange Agreement. In the event of a "piggy back" offering, the Fund's financing requirements are to take priority.

DESCRIPTION OF THE FUND

The Fund is an unincorporated open-ended trust governed by the laws of the Province of Ontario and created pursuant to the Declaration of Trust. At the Closing Date, it is intended that the Fund will qualify as a "mutual fund trust" for the purposes of the Tax Act, but the Fund will not be a mutual fund under applicable securities laws. Accordingly, the Fund cannot carry on business and its purposes must be limited under the *Tax Act* to investing and activities ancillary to investing.

The Fund is not a trust company and is not registered under applicable legislation governing trust companies as it does not carry on or intend to carry on the business of a trust company. The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation.

The following is a summary including a description of the material provisions of the Declaration of Trust. This summary is qualified in its entirety by reference to the full text of the Declaration of Trust.

Activities of the Fund

The Declaration of Trust provides that the Fund's operations and activities shall be restricted to:

(a) acquiring, investing in, holding, transferring, disposing of or otherwise dealing with the debt and equity securities of any of the ATS Andlauer Entities, and other corporations, partnerships, trusts or other Persons involved, directly or indirectly, in the freight transportation business and businesses related, ancillary or incidental thereto, and such other investments as the Trustees may determine;

(b) acquiring, investing in, holding, transferring, disposing of or otherwise dealing with securities issued by, or loans made to any of the ATS Andlauer Entities, or any other business entity or other Person in which a ATS Andlauer Entity has or is concurrently acquiring an interest;

(c) investing in securities of other issuers that meet the Fund's investment criteria;

(d) disposing of all or any part of the property of the Fund;

(e) holding cash in interest bearing accounts with Canadian financial institutions or investing such monies in Permitted Investments;

(f) issuing Units, Special Voting Units and other securities of the Fund including, without limitation, rights, warrants, convertible securities or options to acquire Units or Special Voting Units or other securities of the Fund;

(g) issuing debt securities (including debt securities convertible into, or exchangeable for, Units, Special Voting Units or other securities of the Fund) or otherwise borrowing, mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Fund's assets as security for any of its obligations, liabilities or indebtedness;

(h) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any ATS Andlauer Entity or the performance of any obligation of any ATS Andlauer Entity, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Fund's assets as security for such guarantee and subordinating its rights under any Redemption Notes issued by an ATS Andlauer Entity to other indebtedness and obligations;

(i) purchasing, repurchasing or redeeming securities issued by the Fund;

(j) satisfying the obligations, liabilities or indebtedness of the Fund;

(k) entering into and performing its obligations under the Administration Agreement, the Securityholders Agreement, the Exchange Agreement, the Underwriting Agreement and such other agreements as are contemplated by this prospectus, and the Offering and all matters ancillary thereto; and

(l) undertaking such other activities, or taking such actions (including investing in securities), related to or in connection with the foregoing or as contemplated by the Declaration of Trust or as may be approved by the Trustees from time to time,

provided that the Fund shall not undertake any activity, take any action, or purchase or authorize the purchase of any investment that would not be allowed for a mutual fund trust under subsection 132(6) of the Tax Act. In connection with this duty, the Trustees have broad authority and are entitled to take such actions as they consider necessary or appropriate in accordance with the Declaration of Trust to preserve the mutual fund status of the Fund, including as described under "Description of the Fund — Limitation on Non-Resident Ownership".

Units and Special Voting Units

The beneficial interests in the Fund will be divided into interests of two classes, described and designated as "Units" and "Special Voting Units", respectively. An unlimited number of Units and Special Voting Units will be issuable pursuant to the Declaration of Trust. Each Unit will be transferable and will represent an equal undivided beneficial interest in any distributions from the Fund whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of a termination or winding-up of the Fund. The Units issued pursuant to the Offering will not be subject to future calls or assessments and will entitle the holder thereof to one vote for each whole Unit held at all meetings of Voting Unitholders. Except as set out under "Redemption Right" below, the Units have no conversion, retraction, redemption or pre-emptive rights.

The Special Voting Units will not be entitled to any interest or share in the Fund, in any distribution from the Fund whether of net income, net realized capital gains or other amounts, or in the net assets of the Fund in the event of a termination or winding-up of the Fund. Special Voting Units may, however, be redeemed by the holder at any time for nominal consideration.

Special Voting Units may be issued in series and will only be issued in connection with or in relation to Exchangeable LP Units and, if the Trustees so determine, other securities exchangeable, directly or indirectly, for Units (collectively, "**Exchangeable Securities**"), in each case for the purpose of providing voting rights with respect to the Fund to the holders of Exchangeable Securities. Special Voting Units will be issued in conjunction with, and will be attached to, the Exchangeable LP Units (or other Exchangeable Securities) to which they relate, and will be evidenced only by the certificates representing such Exchangeable Securities. Special Voting Units will not be transferable separately from the Exchangeable Securities to which they are attached. Each Special Voting Unit will entitle the holder thereof to that number of votes at any meeting of Voting Unitholders that is equal to the number of Units that may be obtained upon the exchange (direct or indirect) of the Exchangeable LP Unit or other Exchangeable Security to which it is attached. Upon the exchange or conversion of an Exchangeable Security for Units, the Special Voting Unit that is attached to such Exchangeable Security will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

Issued and outstanding Units and Special Voting Units may be subdivided or consolidated from time to time by the Trustees without the approval of Voting Unitholders.

No certificates will be issued for fractional Units and fractional Units will not entitle the holders thereof to vote.

This prospectus qualifies the distribution of the Special Voting Units to the holders of Exchangeable LP Units.

Issuance of Units

The Fund may issue Units or rights to acquire Units at those times, to those persons, for that consideration and on the terms and conditions that the Trustees determine, including pursuant to any Unitholder rights plan or any incentive option or other compensation plan established by the Fund. Units may be issued in satisfaction of any non-cash distributions of the Fund to Unitholders on a pro rata basis. The Declaration of Trust provides that immediately after any pro rata distribution of Units to all Unitholders in satisfaction of any non-cash distribution, the number of outstanding Units will be consolidated such that each Unitholder will hold after the consolidation the same number of Units as the Unitholder held before the non-cash distribution (except where tax was required to be withheld in respect

of the Unitholder's share of the distribution as described below). In this case, each certificate representing a number of Units prior to the non-cash distribution is deemed to represent the same number of Units after the non-cash distribution and the consolidation. Where amounts so distributed represent income, non-resident Unitholders will be subject to withholding tax and, accordingly, the consolidation will not result in such non-resident Unitholder holding the same number of Units. Such non-resident Unitholders will be required to surrender the certificates (if any) representing their original Units in exchange for a certificate representing their post-consolidation Units.

Trustees

The Fund will, from and after the Closing Date, have a minimum of three Trustees and a maximum of seven Trustees, the majority of whom must be residents of Canada (within the meaning of the Tax Act). The Trustees are to supervise the activities and manage the affairs of the Fund.

The initial Trustee of the Fund is Michael Andlauer. At Closing, David Matheson, Hanif Nanji, Brian Luborsky and John Schiller will be appointed as additional Trustees. The Trustees will also serve as the trustees of ATSOT and as directors of the GP.

Under the terms of the Declaration of Trust, the Vendor Group will have the right to elect one trustee so long as the Vendor Group holds, directly or indirectly, Units or LP Units representing (on a diluted basis) not less than 10% of the outstanding Units. The remaining Trustees are to be selected by Voting Unitholders. The same individuals are to be Trustees, trustees of ATSOT and directors of the GP. Under the terms of the Declaration of Trust, the Trustees are required to elect the Trustees as the trustees of ATSOT and under the terms of the ATSOT Declaration of Trust, the trustees of ATSOT are required to elect the trustees of ATSOT as directors of the GP.

Trustees, other than the Trustee appointed by the Vendor Group, will be appointed at each annual meeting of Voting Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Trustees, being a majority of the Trustees then holding office, may fill a vacancy in the Trustees, except a vacancy resulting from an increase in the number of Trustees (other than as provided below) or from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Voting Unitholders to elect the required number of Trustees at a meeting of the Voting Unitholders called for such purpose, the Trustees must forthwith call a special meeting of the Voting Unitholders to fill the vacancy. If the Trustees fail to call such meeting or if there are not Trustees then in office, any Voting Unitholder may call the meeting. The Trustees may, with the consent of the Vendor Group for so long as it has the right to appoint a Trustee, prior to the first annual meeting of Voting Unitholders or between annual meetings of Voting Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Voting Unitholders, but the number of additional Trustees so appointed may not at any time exceed one-third of the number of Trustees who held office at the later of the Closing and the expiration of the immediately preceding annual meeting of Voting Unitholders.

A Trustee may resign upon written notice to the Fund and may be removed by a resolution passed by a majority of the Voting Unitholders. A vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the remaining Trustees.

The Declaration of Trust provides that, subject to its terms and conditions, the Trustees will have full, absolute and exclusive power, control and authority over the assets of the Fund and over the affairs of the Fund to the same extent as if the Trustees were the sole and absolute legal and beneficial owners of the assets of the Fund, and may, in respect of the assets of the Fund, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the Trustees are responsible for, among other things: (i) supervising the activities and managing the investments and the affairs of the Fund; (ii) maintaining records and providing reports to Voting Unitholders; (iii) effecting payments of distributable cash from the Fund to Unitholders; (iv) acting for, voting on behalf of and representing the Fund as a holder of ATSOT Units and other securities; (v) voting in favour of the Fund's nominees to serve as trustees of ATSOT; and (vi) causing ATSOT to vote in favour of the Fund's nominees as directors of the GP.

The Declaration of Trust provides that the Trustees must act honestly and in good faith with a view to the best interests of the Fund and in connection therewith must exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The Declaration of Trust provides that each Trustee and officer of the Fund, as well as former Trustees and officers, and their respective heirs and legal representatives, will be entitled to indemnification from the assets of the Fund in respect of the exercise of that person's powers, and the

discharge of that person's duties, provided that the person acted honestly and in good faith with a view to the best interest of the Fund and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the person had reasonable grounds for believing that his or her conduct was lawful.

Cash Distributions

The Fund currently intends to make monthly cash distributions of its available distributable cash to Unitholders to the extent determined prudent by the Trustees. The amount of cash available for distribution will be equal to the distributions (if any) on or in respect of the ATSOT Units owned by the Fund and all other amounts, if any, from any other investments from time to time held by the Fund received in such period, less amounts that are paid, payable, incurred or provided for in such period in connection with: (a) administrative expenses and other obligations of the Fund; (b) amounts that may be paid by the Fund in connection with any cash redemptions or repurchases of Units; (c) satisfaction of debt service or other obligations of the Fund on account of both principal and interest; and (d) any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs, expenses, obligations or liabilities including any tax liability of the Fund, that have been or are reasonably expected to be incurred in the activities and operations of the Fund (to the extent that such costs, expenses, obligations or liabilities have not otherwise been taken into account in the calculation of the available distributable cash of the Fund).

The Fund may make additional distributions in excess of the aforementioned monthly distributions during the year, as the Trustees may determine. The distribution declared in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of the Fund for such year as is necessary to ensure that the Fund will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of the Fund that is unavailable for cash distribution will, to the extent necessary to ensure that the Fund does not have any income tax liability under Part I of the Tax Act, be distributed to Unitholders in the form of additional Units. Such additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

The Fund currently intends to make monthly cash distributions to Unitholders of record on the last business day of each month or such other date as may be determined from time to time by the Trustees, and the distributions will be paid generally on the 15th day of the following month. The initial cash distribution for the period from the Closing to October 31, 2005 is estimated to be approximately $0.085 per Unit (assuming that Closing occurs on September 30, 2005), and is expected to be paid on or about November 15, 2005 to holders of record of Units on October 31, 2005 (representing $0.081 per Unit calculated on a monthly basis). Subsequent regular distributions are anticipated to be made in each month thereafter commencing on or about December 15, 2005 to Unitholders of record on November 30, 2005. See "Certain Canadian Federal Income Tax Considerations".

Unitholders who are non-residents of Canada will be required to pay all withholding taxes payable in respect of any distributions of income by the Fund, whether such distributions are in the form of cash or additional Units. Non-residents should consult their own tax advisors regarding the tax consequences of investing in the Units.

The Fund, ATSOT and the Partnership have considerable discretion in determining the amount of cash distributions. Cash distributions are not guaranteed and will fluctuate with, among other things, the Partnership's performance. See "Risk Factors — Risks Relating to the Structure of the Fund and the Offering — Cash Distributions".

Redemption Right

Units are redeemable at any time on demand by the holders thereof upon delivery to the Fund of a duly completed and properly executed notice requesting redemption in a form approved by the Trustees specifying the number of Units to be redeemed. As the Units will be issued in book-entry form, a Unitholder who wishes to exercise the redemption right will be required to obtain a redemption notice form from the Unitholder's investment dealer. As of the close of business on the date the Units are surrendered for redemption, all rights to and under the Units tendered for redemption shall (subject to the following) be surrendered and the holder thereof shall be entitled to receive a price per Unit (the "**Redemption Price**") equal to the lesser of:

(a) 90% of the Market Price of the Units on the principal stock exchange on which the Units are listed (or, if the Units are not listed on any stock exchange, on the principal market on which the Units are quoted for

trading) during the period of the last 10 trading days during which the Units traded on such stock exchange or market ending immediately prior to the date on which the Units were tendered for redemption; and

(b) the Closing Market Price of the Units on the date on which the Units were tendered for redemption on the principal stock exchange on which Units are listed (or, if Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading).

For the purposes of determining the Redemption Price, "Market Price" for a specified trading period will be the amount equal to the weighted average of the trading prices of the Units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period; provided that if there was trading on the applicable exchange or market for fewer than five of the trading days during the specified trading day period, "Market Price" for a specified trading period will be the average of the following prices established for each of the trading days during the specified trading day period: the average of the last bid and ask prices for each trading day on which there was no trading and the weighted average trading prices of the Units for each trading day on which there was trading. For the purposes of determining the Redemption Price, "Closing Market Price" will be: (i) an amount equal to the closing price of the Units on the applicable market or exchange if there was a trade on the specified date and the applicable market or exchange provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of Units on the applicable market or exchange if there was trading on the specified date and the applicable market or exchange provides only the highest and lowest trading prices of Units traded on a particular day; or (iii) the average of the last bid and ask prices on the applicable market or exchange if there was no trading on the specified date.

The aggregate Redemption Price payable by the Fund in respect of any Units surrendered for redemption during any calendar month will be satisfied by way of a cash payment by the Fund no later than the last day of the calendar month following the calendar month in which the Units were tendered for redemption, provided that the entitlement of the Unitholders to receive cash upon the redemption of their Units is subject to the limitations that:

(a) the total amount payable by the Fund in respect of such Units and all other Units tendered for redemption in the same calendar month may not exceed $50,000, provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month;

(b) at the time such Units are tendered for redemption, the outstanding Units must be listed for trading on a stock exchange or quoted on another market that, in the sole discretion of the Trustees, provides a representative fair market value price for the Units; and

(c) the normal trading of Units must not be suspended or halted on any stock exchange on which the Units are listed (or, if not listed on a stock exchange, on any market on which the Units are quoted for trading) on the date that the Units are tendered for redemption or for more than five trading days during the 10 trading day period prior to the date on which the Units are tendered for redemption.

If a Unitholder is not entitled to receive cash upon the redemption of Units as a result of one or more of the foregoing limitations, then each Unit tendered for redemption will, subject to any applicable regulatory approvals, be redeemed by way of a distribution *in specie* of Redemption Notes. Where the Fund makes a distribution *in specie* of Redemption Notes on the redemption of Units of a Unitholder, the Fund currently intends to designate to that Unitholder any income or capital gain realized by the Fund as a result of the distribution of Redemption Notes to the Unitholder on the redemption of such Units. See "Certain Canadian Federal Income Tax Considerations".

It is anticipated that the redemption right described above will not be the primary mechanism for holders of Units to dispose of their Units. Redemption Notes that may be distributed *in specie* to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in Redemption Notes and they may be subject to resale restrictions under applicable securities laws. Redemption Notes so distributed may not be qualified investments for trusts governed by Exempt Plans depending upon the circumstances at the time. See "Certain Canadian Federal Income Tax Considerations".

Terms of Redemption Notes

The following is a summary of the general terms of any Redemption Notes that may be issued by the Fund. The following summary assumes such Redemption Notes are issued by the Fund. If the Redemption Notes are issued by a subsidiary of the Fund, the following description will apply equally in all respects to such subsidiary of the Fund.

Redemption Notes will be issuable in Canadian currency in denominations of $100 and integral multiples of $100. Each Redemption Note will mature on a date determined at the time of issuance (provided that in no event shall the

maturity date be set at a date subsequent to the first business day following the fifth anniversary of the date of issuance of such note) and bear interest at a market rate of interest determined at the time of issuance, in each case as determined by the Trustees, and the interest shall be payable monthly, in arrears, with such payment to be made on the 15th day of the month following the month to which such payment relates. On maturity, the Redemption Notes will be repaid by paying to the holder thereof the principal amount of the outstanding Redemption Notes that have then matured, together with accrued and unpaid interest thereon.

The Redemption Notes will be redeemable in whole or in part at the option of the Fund prior to maturity. The redemption price will be equal to the principal amount of the Redemption Notes redeemed plus accrued and unpaid interest. The redemption price will generally be payable in cash, however, if the Fund chooses to redeem some or all of any outstanding Redemption Notes, the Fund may, in its discretion, issue other unsecured promissory notes of the Fund in full or partial payment of the redemption price for such outstanding Redemption Notes.

The Redemption Notes will be unsecured debt obligations of the Fund. Payment of the principal amount and interest on the Redemption Notes will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness, which will be defined as all indebtedness, liabilities and obligations of the Fund which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or pari passu with the indebtedness evidenced by the Redemption Notes. The Redemption Notes will provide that upon any distribution of the assets of the Fund in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Fund, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Redemption Notes are entitled to receive any payment.

Repurchase of Units

The Fund will be allowed, from time to time, to purchase Units for cancellation in accordance with applicable securities laws and the rules prescribed under applicable stock exchange or regulatory policies.

Meetings of Voting Unitholders

The Declaration of Trust provides that meetings of Voting Unitholders will be required to be called and held annually, for the purpose of: (i) the presentation of the audited financial statements of the Fund for the immediately preceding fiscal year; (ii) the election of Trustees (other than the Trustee appointed by the Vendor Group), (iii) the appointment of auditors of the Fund for the ensuing year, (iv) generally, any other matter that requires a resolution of Voting Unitholders, and (v) transacting such other business as the Trustees may determine or as may be properly brought before the meeting. The Declaration of Trust provides that the Voting Unitholders will be entitled to pass resolutions that will bind the Fund only with respect to:

(a) the election or removal of Trustees, subject to the right of the Vendor Group to appoint a Trustee;

(b) any amalgamation, arrangement, other merger or capital reorganization of the Fund with any other entity, except in conjunction with an internal reorganization or the acquisition by the Fund or a ATS Andlauer Entity of the securities or assets of another entity;

(c) the appointment or removal of nominees of the Fund chosen by the Voting Unitholders to serve as trustees of ATSOT, except filling casual vacancies;

(d) the appointment or removal of the auditors of the Fund;

(e) the appointment of an inspector to investigate the performance by the Trustees in respect of their respective responsibilities and duties in respect of the Fund;

(f) the approval of amendments to the Declaration of Trust (as described under "Description of the Fund — Amendments to the Declaration of Trust");

(g) the sale of all or substantially all of the assets of the Fund;

(h) the exercise of certain voting rights attached to the securities of ATSOT or the Partnership held directly or indirectly by the Fund, subject to the provisions of any securityholders agreement including, without limitation, the Securityholders Agreement;

(i) the election of nominees of the Fund to act as directors of the GP or the removal thereof, except filling casual vacancies;

(j) the dissolution of the Fund prior to the end of its term; and

(k) such other business as the Trustees may determine or as may properly be brought before the meeting, including, without limitation, any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders for their approval, including, if so required, the ratification of any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan.

No other action taken by Voting Unitholders or any other resolution of the Voting Unitholders at any meeting will in any way bind the Trustees.

Resolutions (i) electing or removing nominees of the Fund as Trustees, (ii) appointing or removing the auditors of the Fund, (iii) with respect to the exercise of certain voting rights attached to the securities of ATSOT or the Partnership held, directly or indirectly, by the Fund, (iv) where applicable, ratifying any Unitholder rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan requiring Voting Unitholder approval under securities law, stock exchange rules or other laws or regulations, and (v) where applicable, matters required by securities law, stock exchange rules or other laws or regulations be submitted to Voting Unitholders, must be passed by a simple majority of the votes cast by Voting Unitholders. The balance of the foregoing matters must be passed by a resolution of the Voting Unitholders passed by not less than 66⅔% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66⅔% of the Voting Units entitled to vote on such resolution (a "Special Resolution").

Subject to the foregoing limitations, a meeting of Voting Unitholders may be convened at any time and for any purpose by the Trustees and must be convened if requisitioned in writing by the holders of not less than 5% of the Voting Units then outstanding. A requisition must state in reasonable detail the business proposed to be transacted at the meeting.

Voting Unitholders may attend and vote at all meetings of the Voting Unitholders either in person or by proxy and a proxy holder need not be a Voting Unitholder. Two persons present in person and either holding personally or representing by proxy in the aggregate at least 10% of the votes attached to all outstanding Voting Units will constitute a quorum for the transaction of business at all such meetings. At any meeting at which a quorum is not present within one-half hour after the time fixed for the holding of such meeting, the meeting, if convened upon the request of the Voting Unitholders, will be terminated (not adjourned), but in any other case, the meeting will stand adjourned to a day not less than 14 days later and to a place and time as chosen by the chair of the meeting, and if at such adjourned meeting a quorum is not present, the Voting Unitholders present either in person or by proxy will be deemed to constitute a quorum.

The Declaration of Trust contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Voting Unitholders.

Limitation on Non-Resident Ownership

In order for the Fund to maintain its status as a mutual fund trust under the Tax Act, the Fund must not be established or maintained primarily for the benefit of Non-residents within the meaning of the Tax Act. Accordingly, for so long as is required by the Tax Act to meet such test, the Declaration of Trust provides that at no time may Non-residents be the beneficial owners of more than 49% of the Units. This 49% limitation will be applied with respect to the issued and outstanding Units of the Fund on both (i) a non-diluted basis and (ii) a fully-diluted basis (the limitation will apply in either case) calculated on the assumption that any Units issuable at the time of calculation to holders of Exchangeable LP Units pursuant to the Exchange Agreement have been issued and are held by holders of Exchangeable LP Units.

If at any time the Trustees, in their sole discretion, determine that it is advisable and in the best interests of the Fund to act so that the Fund continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may take one or more actions including the following:

(a) the Trustees may perform residency searches of Unitholder and beneficial Unitholder mailing address lists and take such other steps as specified by the Trustees, at the cost of the Fund, to determine or estimate, to the extent practicable, the residence of the beneficial owners of Units;

(b) the Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident or declarations from Unitholders as to whether such Units are held by or for the benefit of beneficiaries ("**Non-resident Beneficiaries**") that are Non-residents;

(c) the Trustees, following the issuance of a public announcement to such effect, may refuse to accept a subscription for Units from or issue or register a transfer of Units to a person unless the person provides a declaration that the person is not a Non-resident (or, in the discretion of the Trustees, that the person is not a Non-resident Beneficiary) and does not hold his or its Units for a Non-resident Beneficiary;

(d) the Trustees may place such other limits on Unit ownership by Non-residents as the Trustees may deem necessary in their sole discretion, including unilaterally altering the limit on Non-resident ownership above, to the extent required, in the opinion of the Trustees, to maintain the Fund's status as a mutual fund trust; and

(e) if, notwithstanding the foregoing, the Trustees, in their sole discretion, determine that further action is required so that the Fund continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may send a notice to such Unitholders, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not Non-residents and do not hold their Units for the benefit of Non-resident Beneficiaries within such period, the Trustees may sell such Units on behalf of such Unitholders, and in the interim, the voting and distribution rights attached to such Units shall be suspended. Upon such sale, the affected holders shall cease to be Unitholders and their rights shall be limited to receiving the net proceeds of sale.

In any situation where it is unclear whether Units are held for the benefit of Non-resident Beneficiaries, the Trustees may exercise their discretion in determining whether such Units are or are not so held.

Amendments to the Declaration of Trust

The Declaration of Trust may be amended or altered from time to time with the consent of the Voting Unitholders by a Special Resolution, except that any amendment that affects the rights or interests of the holders of Special Voting Units in a manner or to an extent different from other Voting Unitholders or the rights of the Vendor Group to appoint a Trustee also requires the approval of such holders or the Vendor Group, as the case may be.

The Trustees may, at their discretion and without the approval of the Voting Unitholders, make certain amendments to the Declaration of Trust, including amendments: (i) for the purpose of ensuring continuing compliance and conformity of the Fund, its activities and the Declaration of Trust with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees, and/or Special Voting Unitholders, the Fund, or any Andlauer Entity (ii) which, in the opinion of counsel to the Trustees, provide additional protection or added benefits for Unitholders, (iii) to remove any conflicts or inconsistencies in the Declaration of Trust or to make minor changes or corrections that, in the opinion of the Trustees, are necessary or desirable and not prejudicial to the Unitholders or Special Voting Unitholders, (iv) which, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustees or the Fund, or (v) for the purpose of ensuring that the Fund continues to qualify as a mutual fund trust under the Tax Act.

Notwithstanding the previous sentence, the Trustees may not amend the Declaration of Trust in a manner that would result in the Fund failing to qualify as a mutual fund trust under the Tax Act.

Term of the Fund

The Fund has been established for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II, alive on August 22, 2005. On a date selected by the Trustees that is not more than two years prior to the expiry of the term of the Fund, the Trustees are obligated to commence to wind-up the affairs of the Fund so that it will terminate on the expiration of the term. In addition, at any time prior to the expiry of the term of the Fund, the Voting Unitholders may by a Special Resolution require the Trustees to commence the termination, liquidation or wind-up of the affairs of the Fund.

The Declaration of Trust provides that, upon being required to commence the termination, liquidation or winding-up of the affairs of the Fund, the Trustees will give notice thereof to the Voting Unitholders, which notice shall

designate the time or times at which Voting Unitholders may surrender their Voting Units for cancellation and the date at which the register of Voting Units will be closed. After the date the register is closed, the Trustees will proceed to wind up the affairs of the Fund as soon as may be reasonably practicable and for such purpose will, subject to any direction to the contrary in respect of a termination authorized by a resolution of the Voting Unitholders, sell and convert into money the ATSOT Units and all other assets comprising the Fund in one transaction or in a series of transactions at public or private sales and do all other acts appropriate to liquidate the Fund. After paying, retiring, discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Fund and providing for indemnity against any other outstanding liabilities and obligations, the Trustees will distribute the remaining part of the proceeds of the sale of the ATSOT Units and other assets comprising the Fund together with any cash forming part of the assets of the Fund among the Unitholders in accordance with their pro rata interests. If the Trust is unable to sell all or any of the ATSOT Units or other assets which comprise part of the Fund by the date set for termination, the Trustees may distribute the remaining ATSOT Units or other assets *in specie* directly to the Unitholders in accordance with their pro rata interests subject to obtaining all required regulatory approvals.

Take-over Bids

The Declaration of Trust contains provisions to the effect that if a take-over bid is made for the Units and 90% or more of the Units on a fully diluted basis (other than any Units held at the date of the take-over bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Units and the Exchangeable LP Units held by holders who did not accept the take-over bid, on the same terms on which the offeror acquired Units pursuant to the take-over bid.

The Declaration of Trust and the Exchange Agreement include provisions to facilitate the exchange of Exchangeable LP Units for Units so that a holder of Exchangeable LP Units may exercise its rights to exchange all or a portion of such holdings for Units, including conditionally, in order to tender to a take-over bid.

Exercise of Certain Voting Rights Attached to Securities of ATSOT, the GP and the Partnership

The Declaration of Trust provides that the Fund will not vote any securities of ATSOT, nor permit ATSOT to vote any securities of the GP or the Partnership to authorize:

(a) any sale, lease or other disposition of all or substantially all of the direct or indirect assets of ATSOT, the GP, the Partnership or any of their respective affiliates, except in conjunction with an internal reorganization of any of these entities, as applicable, pursuant to a good faith charge, pledge, mortgage, lien, security interest or other encumbrance granted by ATSOT over any assets of ATSOT in the ordinary course of business pursuant to any guarantee or any obligation of ATSOT, the GP, the Partnership or any of their respective affiliates;

(b) any amalgamation, arrangement or other merger of ATSOT, the GP, the Partnership or any of their respective affiliates, with any other entity, except in conjunction with an internal reorganization of any of these entities, as applicable;

(c) the winding-up or dissolution of ATSOT, the GP, the Partnership or any of their respective affiliates prior to the end of the term of the Fund except in conjunction with an internal reorganization of these entities, as applicable;

(d) any material amendment to the constating document of any of ATSOT, the Partnership or the GP to effect any change that would be prejudicial to the Fund or the Unitholders; or

(e) any other matter that, under the ATSOT Declaration of Trust, requires the approval of the holders of Units by Special Resolution;

without the authorization of the Voting Unitholders by a Special Resolution.

Information and Reports

The Fund will furnish to Voting Unitholders, in accordance with applicable securities laws, such financial statements of the Fund (including quarterly and annual financial statements) and other reports as are from time to time required by applicable law, including prescribed forms needed for the completion of Unitholders' tax returns under the Tax Act and equivalent provincial legislation. Prior to each meeting of Voting Unitholders, the Trustees will provide the

Voting Unitholders (along with notice of such meeting) all such information as is required by applicable law and the Declaration of Trust to be provided to Voting Unitholders.

The Trustees, the trustees of ATSOT and directors and senior officers of other subsidiaries of the Fund, including the GP and the Partnership, will be required to file insider reports and comply with insider trading provisions under applicable Canadian securities legislation in respect of trades made by such persons in Units.

The Chief Executive Officer and Chief Financial Officer of the GP will perform functions similar to a chief executive officer and chief financial officer in respect of the Fund. As such, the Chief Executive Officer and Chief Financial Officer of the GP will execute the certificates required to be filed pursuant to Multilateral Instrument 52-109 — *Certification of Disclosure in Issuers' Annual and Interim Filings.*

In addition, the Fund has undertaken to the securities commissions or other securities regulatory authorities in each of the provinces of Canada that following Closing, and for so long as the Fund is a reporting issuer under applicable securities laws, it will:

- treat the Partnership as a subsidiary of the Fund; however, if generally accepted accounting principles prohibit the consolidation of financial information of the Partnership and the Fund, for as long as the Partnership (and any of its significant business interests) represents significant assets of the Fund, the Fund will provide Unitholders with separate financial statements for the Partnership (and any of its significant business interests);
- take appropriate measures to require each person who would be an insider of the Partnership if the Partnership were a reporting issuer to (a) file insider reports about trades in Units (including securities that are exchangeable into Units), and (b) comply with statutory prohibitions against insider trading; and
- annually certify that it has complied with this undertaking, and file the certificate on the System for Electronic Document Analysis and Retrieval (SEDAR) concurrently with the filing of its annual financial statements.

In future interim and annual filings, the Fund will include relevant information and discussions comparing the Fund's business with the Business. The Fund believes that comparative financial information relating to revenue, cost of sales and general and administrative expenses are appropriate to include in the operating results of the Fund. The information will be provided on a comparative basis in future interim and annual management discussion and analysis.

Book-Entry Only System

Registration of interests in and transfers of the Units will be made only through a book-based system administered by CDS. On the date of Closing, the Trustees will deliver to CDS one or more certificates representing the total number of Units subscribed for under the Offering. Units must be purchased, transferred and surrendered for redemption through a participant in the CDS depository service (a "**CDS Participant**"). All rights of Unitholders must be exercised through, and all payments or other property to which the Unitholder is entitled will be made or delivered by, CDS or the CDS Participant through which the Unitholder holds the Units. Upon a purchase of any Units, the Unitholder will receive only a customer confirmation from the registered dealer that is a CDS Participant and from or through which the Units are purchased. References in this prospectus to a Unitholder mean, unless the context otherwise requires, the owner of the beneficial interest in those Units.

The ability of a beneficial owner of Units to pledge those Units or otherwise take action with respect to the Unitholder's interest in those Units (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

The Fund has the option to terminate registration of the Units through the CDS book-entry only system, in which case certificates for the Units in fully registered form would be issued to beneficial owners of those Units or their nominees.

Financial Year End

The fiscal year end of the Fund is December 31.

Conflicts of Interest

The Declaration of Trust contains "conflict of interest" provisions that serve to protect Unitholders without creating undue limitations on the Fund. The Declaration of Trust provides that if a Trustee or an officer of the Fund is a party to a material contract or transaction or proposed material contract or transaction with the Fund or any of its affiliates, or is a director or officer of, or has a material interest in, any person who is a party to a material contract or transaction or proposed material contract or transaction with the Fund, such Trustee or officer of the Fund or any of its

affiliates, as the case may be, shall disclose in writing to the Trustees or request to have entered in the minutes of meetings of the Trustees the nature and extent of such interest. Except in certain specified circumstances, a Trustee who is a party to or so interested in such a material contract or transaction will be precluded from voting on such a material contract or transaction but the presence of such Trustee at the relevant meeting shall be counted towards any quorum requirement. These provisions in the Declaration of Trust are intended to be equivalent to the provisions of the CBCA applicable to directors and officers of a corporation.

Rights of Unitholders

Following the completion of the Offering, the rights of the Unitholders will be established by the Declaration of Trust. Although the Declaration of Trust confers upon a Unitholder many of the same protections, rights and remedies as an investor would have as a shareholder of a corporation governed by the CBCA, there do exist significant differences. The Declaration of Trust includes provisions intended to limit the liability of Unitholders for liabilities and other obligations of the Fund, although no statutory provisions historically confirmed the limited liability status of Unitholders in a manner comparable to shareholders of a CBCA corporation. However, on December 16, 2004, the *Trust Beneficiaries' Liability Act, 2004* received Royal Assent. That statute provides that Unitholders of the Fund are not liable, as beneficiaries of a trust, for any act, default, obligation or liability of the Fund or the Trustees, arising after December 16, 2004. That statute has not yet been judicially considered and it is possible that reliance on the statute by a Unitholder could be successfully challenged on jurisdictional or other grounds.

Many of the provisions of the CBCA respecting the governance and management of a corporation have been incorporated in the Declaration of Trust. For example, Unitholders are entitled to exercise voting rights in respect of their holdings of Units in a manner comparable to shareholders of a CBCA corporation and to elect trustees and auditors. The Declaration of Trust also includes provisions modeled after comparable provisions of the CBCA dealing with the calling and holding of meetings of Unitholders and Trustees, the quorum for and procedures at such meetings and the right of investors to participate in the decision-making process where certain fundamental actions are proposed to be undertaken. The matters in respect of which Unitholder approval is required under the Declaration of Trust are generally less extensive than the rights conferred on the shareholders of a CBCA corporation, but effectively extend to certain fundamental actions that may be undertaken by the Fund's subsidiary entities, as described under "Description of the Fund — Exercise of Certain Voting Rights Attached to Securities of ATSOT, the GP and the Partnership".

These Unitholder approval rights are supplemented by provisions of applicable securities laws that are generally applicable to issuers (whether corporations, trusts or other entities) that are "reporting issuers" or the equivalent or listed on the TSX.

Unitholders do not have recourse to a dissent right under which shareholders of a CBCA corporation are entitled to receive the fair value of their shares where certain fundamental changes affecting the corporation are undertaken (such as an amalgamation, a continuance under the laws of another jurisdiction, the sale of all or substantially all of its property, a going private transaction or the addition, change or removal of provisions restricting (i) the business or businesses that the corporation can carry on, or (ii) the issue, transfer or ownership of shares). As an alternative, Unitholders seeking to terminate their investment in the Fund are entitled to receive, subject to certain conditions and limitations, their pro rata share of the Fund's net assets through the exercise of the redemption rights provided by the Declaration of Trust, as described under "Redemption Right". Unitholders similarly do not have recourse to the statutory oppression remedy that is available to shareholders of a CBCA corporation where the corporation undertakes actions that are oppressive, unfairly prejudicial or disregarding the interests of securityholders and certain other parties.

Shareholders of a CBCA corporation may also apply to a court to order the liquidation and dissolution of the corporation in those circumstances, whereas Unitholders could rely only on the general provisions of the Declaration of Trust that permit the winding up of the Fund with the approval of a Special Resolution of the Unitholders. Shareholders of a CBCA corporation may also apply to a court for the appointment of an inspector to investigate the manner in which the business of the corporation and its affiliates is being carried on where there is reason to believe that fraudulent, dishonest or oppressive conduct has occurred. The Declaration of Trust allows Unitholders to pass resolutions appointing an inspector to investigate the Trustees' performance of their responsibilities and duties, but this process would not be subject to court oversight or assure the other investigative procedures, rights and remedies available under the CBCA. The CBCA also permits shareholders to bring or intervene in derivative actions in the name of the corporation or any of its subsidiaries, with the leave of a court. The Declaration of Trust does not include a comparable right of the Unitholders to commence or participate in legal proceedings with respect to the Fund.

DESCRIPTION OF ATSOT

The ATSOT Declaration of Trust contains provisions substantially similar to those of the Declaration of Trust. The following is a summary, which does not purport to be complete, of certain provisions of the ATSOT Declaration of Trust insofar as they differ from those of the Declaration of Trust. Reference is made to the ATSOT Declaration of Trust for the full text of its provisions. See "Material Contracts".

General

ATSOT is an unincorporated trust established under the laws of the Province of Ontario pursuant to the ATSOT Declaration of Trust. The activities of ATSOT are restricted to the conduct, directly or indirectly, of the business of, and the ownership, operation and lease of assets and property in connection with, the operation of the freight transportation business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of ATSOT may determine or as may be contemplated by this prospectus, and having investments and other direct or indirect rights in companies or other entities involved, directly or indirectly, in the freight transportation business, including all activities ancillary or incidental thereto, and such other businesses and activities as the trustees of ATSOT may determine or as may be contemplated by this prospectus. The fiscal year end of ATSOT will be December 31.

Trustees of ATSOT

ATSOT will have a minimum of three trustees and a maximum of seven trustees. A majority of the trustees of ATSOT must be residents of Canada within the meaning of the Tax Act. The trustees of ATSOT are to supervise the activities and manage the affairs of ATSOT. The trustees of ATSOT will be the persons who serve as the Trustees. The initial trustee of ATSOT is Michael Andlauer. At Closing, David Matheson, Hanif Nanji, Brian Luborsky and John Schiller will be appointed as additional trustees of ATSOT. No person other than the Fund, as the holder of all of the outstanding ATSOT Units, has the right to appoint any trustees of ATSOT.

The ATSOT Declaration of Trust provides that, subject to the terms and conditions thereof, the trustees of ATSOT will have full, absolute and exclusive power, control and authority over the assets of ATSOT and over the affairs of ATSOT to the same extent as if the trustees of ATSOT were the sole and absolute beneficial owners of the assets of ATSOT, and may, in respect of such assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof. Subject to such terms and conditions, the trustees of ATSOT are responsible for, among other things: (i) acting for, voting on behalf of and representing ATSOT as a holder of LP Units and a holder of GP Common Shares, (ii) maintaining records and providing reports to the ATSOT Unitholders, (iii) supervising the activities and managing the investments and affairs of ATSOT, and (iv) effecting payments of distributable cash from ATSOT to the ATSOT Unitholders.

No additional remuneration is to be paid to the Trustees for also serving as trustees of ATSOT.

Trust Units

An unlimited number of ATSOT Units may be issued pursuant to the ATSOT Declaration of Trust. Upon Closing, the Fund will hold all of the issued and outstanding ATSOT Units. Each ATSOT Unit is transferable and represents an equal undivided beneficial interest in any distributions from ATSOT whether of net income, net realize capital gains or other amounts, and in the net assets of ATSOT in the event of termination or winding-up of ATSOT. All ATSOT Units have equal rights and privileges. The ATSOT Units are not subject to future calls or assessments. Except as set out below under "Redemption Right", the ATSOT Units have no conversion, retraction, redemption or pre-emptive rights.

Cash Distributions

ATSOT intends to make monthly cash distributions of its distributable cash to the extent determined prudent by the trustees of ATSOT. The amount of cash to be distributed monthly per ATSOT Unit to the ATSOT Unitholders will be equal to a pro rata share of distributions on or in respect of Ordinary LP Units owned by ATSOT and all other amounts, if any, from any other investments from time to time held by ATSOT received in such period, less amounts which are paid, payable, incurred or provided for in such period in connection with:

(a) administrative expenses and other obligations of ATSOT;

(b) any interest expense incurred by ATSOT;

(c) principal repayments in respect of any debt obligations of ATSOT;

(d) any cash redemptions or repurchases of the ATSOT Units; and

(e) any amount that the trustees of ATSOT may reasonably consider to be necessary to provide for the payment of any costs or expenses, including any tax liability of ATSOT, that have been or are reasonably expected to be incurred in the activities and operations of ATSOT (to the extent that such costs or expenses have not otherwise been taken into account in the calculation of the available distributable cash of ATSOT).

Such distributions will be payable to holders of record of ATSOT Units on the last business day of each month and will be paid within 15 days following each month end. The cash distributions payable by ATSOT are intended to be received by the Fund before its related cash distribution to Unitholders.

The distribution declared by the trustees of ATSOT in respect of the month ending December 31 in each year will include such amount in respect of the taxable income and net realized capital gains, if any, of ATSOT for such year as is necessary to ensure that ATSOT will not be liable for ordinary income taxes under the Tax Act in such year.

Any income of ATSOT that is unavailable for cash distribution will, to the extent necessary to ensure that ATSOT does not have any income tax liability under Part I of the Tax Act, be distributed to the ATSOT Unitholders in the form of additional ATSOT Units. The value of each ATSOT Unit so issued will be equal to the redemption price thereof. The ATSOT Declaration of Trust provides that immediately after any pro rata distribution of ATSOT Units in satisfaction of any non-cash distribution, the number of outstanding ATSOT Units will be consolidated such that each holder of ATSOT Units will hold after consolidation the same number of ATSOT Units as the holder held before the non-cash distribution.

Unit Certificates

As ATSOT Units are not intended to be issued or held by any person other than the Fund, registration of interests in, and transfers of, the ATSOT Units will not be made through the book-entry only system. Rather, holders of ATSOT Units will be entitled to receive certificates therefor.

Redemption Right

The ATSOT Units will be redeemable at any time on demand by the holders thereof upon delivery to ATSOT of a duly completed and properly executed notice requiring ATSOT to redeem the ATSOT Units, in a form reasonably acceptable to the Trustees of ATSOT, together with the certificates for the ATSOT Units representing the ATSOT Units to be redeemed and written instructions as to the number of ATSOT Units to be redeemed. Upon tender of ATSOT Units by a holder thereof for redemption, the holder of the ATSOT Units tendered for redemption will no longer have any rights with respect to such ATSOT Units other than the right to receive the redemption price for such ATSOT Units, as determined under the ATSOT Declaration of Trust. The redemption price for each ATSOT Unit tendered for redemption will be equal to:

$$\frac{(A \times B) - C + D}{E}$$

Where:

A = the redemption price per Unit calculated as of the close of business on the Redemption Date;

B = the aggregate number of Units outstanding as of the close of business on the Redemption Date;

C = the aggregate unpaid principal amount and accrued interest thereon of and any indebtedness of ATSOT held by or owed to the Fund and the fair market value of any other assets or investments held by the Fund (other than ATSOT Units) as of the close of business on the Redemption Date;

D = aggregate unpaid liabilities of the Fund (prior to any redemption of Units for such date) as of the close of business on the Redemption Date; and

E = the aggregate number of Units outstanding held by the Fund as of the close of business on the Redemption Date.

The trustees of ATSOT will also be entitled to call for redemption, at any time, all or part of the outstanding ATSOT Units registered in the name of the holders thereof other than the Fund at the same redemption price per ATSOT Unit applicable to redemptions on demand by holders of ATSOT Units, provided that the calculation of the redemption price shall be made with reference to the date the trustees of ATSOT approved the redemption of ATSOT Units.

The aggregate redemption price payable by ATSOT in respect of any ATSOT Units tendered for redemption by the holders thereof during any month will be satisfied, at the option of the Trustees of ATSOT, (i) in immediately available funds by cheque; (ii) by the issuance to or to the order of the holder whose ATSOT Units are to be redeemed of such

aggregate amount of unsecured, subordinated promissory notes of ATSOT as is equal to the aggregate redemption price payable to such holder of ATSOT Units; or (iii) by any combination of funds and unsecured, subordinated promissory notes of ATSOT as the Trustees of ATSOT shall determine in their discretion, in each such case payable or issuable on the last day of the calendar month following the calendar month in which the ATSOT Units were so tendered for redemption.

Restrictions on Trustees' Powers

The ATSOT Declaration of Trust provides that the trustees of ATSOT may not, without the approval of the holder of ATSOT Units:

(a) subject to certain exceptions, appoint or change the auditors of ATSOT;

(b) amend the ATSOT Declaration of Trust except in certain limited circumstances similar to those under which the Declaration of Trust may be amended without consent of Voting Unitholders;

(c) sell, lease or otherwise dispose of all or substantially all of the Trust's Assets, exchange all or substantially all of the property of ATSOT other than in the ordinary course of business or in connection with an internal reorganization;

(d) authorize the termination, liquidation or winding-up of ATSOT, other than at the end of the term of ATSOT or in connection with an internal reorganization; or

(e) authorize the combination, merger or similar transaction of ATSOT with any other person or other than in connection with an internal reorganization.

DESCRIPTION OF THE PARTNERSHIP

General

The Partnership is a limited partnership formed under the laws of Manitoba. The business of the Partnership is to develop, acquire, make investments in and conduct the business and ownership, operation and lease of assets and property in connection with, the freight transportation business, together with all activities ancillary or incidental thereto and such other businesses and activities as the board of directors of the GP may determine or as may be contemplated by this prospectus. See "Business of ATS Andlauer". The following is a summary of the material attributes and characteristics of the LP Units and certain provisions of the Limited Partnership Agreement, which summary is not intended to be complete. Reference is made to the Limited Partnership Agreement and the full text of its provisions for a complete description of the LP Units. See "Material Contracts".

General Partner

The general partner of the Partnership is the GP. As general partner of the Partnership, the GP will be issued one GP Unit for nominal consideration immediately following the Closing. The GP Unit entitles the holder thereof to one vote for each whole unit held at all meetings of holders of partnership units and to an allocation of 0.001% of the income or loss of the Partnership for each fiscal year. As general partner and holder of the GP Unit, the GP has the authority to manage the business and affairs of the Partnership and has unlimited liability for the obligations of the Partnership. See "Description of the GP".

LP Units

The Partnership will be entitled to issue various classes of partnership interests, for such consideration and on such terms and conditions as may be determined by the GP. Immediately following the Closing, the Partnership will have issued and outstanding 9,324,200 Ordinary LP Units (which will be held by ATSOT) and 2,316,442 Exchangeable LP Units (which will be held by the Vendor). The Partnership will also have issued and outstanding one GP Unit (which will be held by the GP). The Ordinary LP Units will represent an 80.1% interest in the Partnership and the Exchangeable LP Units will represent a 19.9% interest in the Partnership.

The Ordinary LP Units and the Exchangeable LP Units will entitle the holder thereof to one vote for each whole unit held at all meetings of holders of the Units and will have economic rights that are equivalent in all material respects, except that Exchangeable LP Units will be exchangeable, directly or indirectly, on a one-for-one basis (subject to customary anti-dilution protections) for Units at the option of the holder at any time. Additionally, Exchangeable LP Units will be accompanied by Special Voting Units that will entitle the holder to receive notice of, attend and to vote at all meetings of Voting Unitholders. See "Retained Interest and Exchange Rights – Exchange Rights". Distributions on

the LP Units will be made proportionately to the holders of Ordinary LP Units and Exchangeable LP Units, such that aggregate per unit distributions on the Ordinary LP Units and Exchangeable LP Units are the same.

Distributions

The Partnership will adopt a policy to distribute its distributable cash to the extent determined prudent by the board of directors of the GP including initially a holdback equal to 10% of its Distributable Cash. Distributions will be made on the Ordinary LP Units and the Exchangeable LP Units within 15 days of the end of each month and are intended to be received by ATSOT before its related distributions to the Fund. Distributions will be payable to the holders of LP Units of record on the last day of the period in respect of which the distribution is to be paid. The Partnership may, in addition, make a distribution at any other time.

Distributable cash will represent, in general, all of the Partnership's EBITDA, after:

(a) satisfaction of its debt service obligations (principal and interest) under credit facilities or other agreements with third parties, including amounts payable under the New Credit Facilities;

(b) paying awards under the LTIP or other incentives to Management and other personnel;

(c) retaining reasonable working capital reserves, sustaining capital expenditure reserves, renewal reserves, upgrade and renovation reserves or other reserves, including reserves to stabilize distributions to the partners, as may be considered appropriate by the GP; and

(d) expenditures in excess of reserves.

Capital and other expenses, including amounts required to enable the Partnership to pay equal monthly distributions based on anticipated future distributable cash, may be financed with drawings under one or more credit facilities that may be established by the Partnership.

Distributions of distributable cash will be made in the following order of priority:

(i) first, to the holder of GP Units, 0.001% of the Partnership's income;

(ii) thereafter, to the holders of Ordinary LP Units and Exchangeable LP Units on an *parri passu* basis.

Allocation of Net Income and Losses

The income or loss of the Partnership for each fiscal year will be allocated to the GP and to the remaining partners as to 0.001% and 99.999%, respectively. The income for tax purposes of the Partnership for a particular fiscal year will be allocated to each partner other than the GP by multiplying the total income allocated to such partners by a fraction, the numerator of which is the total sum of the cash distributions received by that partner with respect to that fiscal year and the denominator of which is the total amount of the cash distributions made by the Partnership to all partners other than the GP with respect to that fiscal year. The amount of income allocated to a partner may exceed or be less than the amount of cash distributed by the Partnership to that limited partner.

If, with respect to a given fiscal year, no cash distribution is made by the Partnership to its partners, or the Partnership has a loss for tax purposes, one-twelfth of the income or loss, as the case may be, for tax purposes of the Partnership for that fiscal year will be allocated to the GP and the remaining partners at the end of each month ending in that fiscal year, as to 0.001% and 99.999%, respectively, and to each remaining partner in the proportion that the number of LP Units held at each of those dates by that partner is of the total number of LP Units issued and outstanding at each of those dates.

Income and loss of the Partnership for accounting purposes is allocated to each partner in the same proportion as income or loss is allocated for tax purposes.

The fiscal year end of the Partnership will be December 31.

Liquidation Entitlement

In the event of a dissolution of the Partnership, the GP will distribute the net proceeds from the liquidation of the Partnership (after payment of expenses and provision for adequate reserves) as follows:

(i) first, to the holders of GP Units, 0.001% of the proceeds from the liquidation; and

(ii) thereafter, to the holders of Ordinary LP Units and Exchangeable LP Units in accordance with the aggregate number of Units of each class issued and outstanding.

Reimbursement of the GP

The Partnership will reimburse the GP for all direct costs and expenses incurred in the performance of its duties under the Limited Partnership Agreement.

Limited Liability

The Partnership will operate in a manner so as to ensure, to the greatest extent possible, the limited liability of the limited partners. Limited partners may lose their limited liability in certain circumstances. The GP will indemnify the limited partners against all claims arising from assertions that their respective liabilities are not limited as intended by the Limited Partnership Agreement unless the liability is not so limited as a result of or arising out of any act of such limited partner. The GP has no significant assets or financial resources, however, and therefore the indemnity from the GP has nominal value.

Transfer of Partnership Units

LP Units will not be transferable except in compliance with the Securityholders Agreement to the Fund or to members of the Vendor Group. Further, LP Units may not be transferred to a person who is not resident in Canada for purposes of the Tax Act. A LP Unit will not be transferable in part, and no transfer of a LP Unit will be accepted by the GP unless a transfer form, duly completed and signed by the registered holder of the LP Unit, has been remitted to the registrar and transfer agent of the GP. In addition, a transferee of a LP Unit must provide to the GP such other instruments and documents as the GP may require in appropriate form completed and executed in a manner acceptable to the GP and must pay the administration fee, if any, required by the GP. A transferee of a LP Unit will not become a partner or be admitted to the Partnership and will not be subject to the obligations and entitled to the rights of a partner under the Limited Partnership Agreement until the foregoing conditions are satisfied and such transferee is recorded on the Partnership's register of partners.

Amendments to the Limited Partnership Agreement

The Limited Partnership Agreement may only be amended with the consent of the holders of at least 66⅔% of the outstanding partnership units voted on the amendment at a duly constituted meeting or by a written resolution of partners holding more than 66⅔% of the outstanding partnership units entitled to vote at a duly constituted meeting (a "**Partnership Special Resolution**"). Notwithstanding the foregoing,

(a) no amendment will be permitted to be made to the Limited Partnership Agreement altering the ability of the limited partners to remove the GP involuntarily, changing the liability of any limited partner, allowing any limited partner to exercise control over the business of the Partnership, changing the right of a partner to vote at any meeting, adversely affecting the rights, privileges or conditions attaching to any of the LP Units or GP Units, reducing the percentage of income allocable to limited partners to below 99.999% or changing the Partnership from a limited partnership to a general partnership, in each case, without the unanimous approval of the partners;

(b) no amendment can be made to the Limited Partnership Agreement that would adversely affect the rights and obligations of any particular limited partner without similarly affecting the rights and obligations of all other limited partners without the unanimous approval of the partners; and

(c) no amendment that would adversely affect the rights and obligations of the GP, as general partner, will be permitted to be made without its consent.

The foregoing approval requirements are subject to additional restrictions on, or conditions to the approval of, amendments to the Limited Partnership Agreement pursuant to the Declaration of Trust and the Securityholders Agreement.

The GP may call meetings of partners and will be required to convene a meeting on receipt of a request in writing of the holder(s) of not less than 10% of the outstanding partnership units. Each partner is entitled to one vote for each partnership unit held. A quorum of a meeting of partners consists of one or more partners present in person or by proxy.

DESCRIPTION OF THE GP

General

The GP is a corporation incorporated under the CBCA to act as the general partner of the Partnership.

Capital of the GP

The authorized share capital of the GP consists of an unlimited number of GP Common Shares. Following the Closing, the Fund will indirectly through ATSOT own 100% of the outstanding GP Common Shares. ATSOT will acquire its GP Common Shares from the GP for nominal consideration. Each GP Common Share will entitle the holder thereof to receive notice of and to attend all meetings of shareholders of the GP and to one vote per share at such meetings (other than meetings of another class of shares of the GP). The GP Common Shares will entitle the holders thereof to receive in any year dividends as and when declared by the board of directors on the GP Common Shares. In the event of a liquidation of the GP, holders of the GP Common Shares, after payment of or other proper provision for all of the liabilities of the GP, will be entitled to share rateably in all remaining assets of the GP. The articles and by laws of the GP will contain standard restrictions, which restrict all shareholders from transferring their GP Common Shares without the consent of the directors or shareholders of the GP.

Functions and Powers of the GP

The GP will have the authority to manage the business and affairs of the Partnership, to make all decisions regarding the business of the Partnership and to bind the Partnership in respect of any such decision. The GP will be required to exercise its powers and discharge its duties honestly, in good faith and in the best interests of the Partnership and to exercise the care, diligence and skill of a reasonably prudent person in comparable circumstances.

The authority and power to be vested in the GP to manage the business and affairs of the Partnership will include all authority necessary or incidental to carry out the objects, purposes and business of the Partnership, including the ability to engage agents to assist the GP to carry out its management obligations and administrative functions in respect of the Partnership and its business.

Restrictions on Authority of the GP

The authority of the GP will be limited in certain respects under the Limited Partnership Agreement. The GP is prohibited, without the prior approval of the other partners given by a Partnership Special Resolution, from dissolving the Partnership or selling, exchanging or otherwise disposing of all or substantially all of the assets of the Partnership (otherwise than in conjunction with an internal reorganization that has been approved by the Fund).

Withdrawal or Removal of the GP

The GP will be permitted to resign as general partner on not less than 180 days' prior written notice to the partners, provided that the GP may not resign if the effect thereof would be to dissolve the Partnership. The GP may be removed as general partner of the Partnership, without its consent, if: (i) the shareholders or directors of the GP pass a resolution in connection with the bankruptcy, dissolution, liquidation or winding up of the GP, or the GP commits certain other acts of bankruptcy or ceases to be a subsisting corporation, provided that certain other conditions are satisfied, including a requirement that a successor general partner agrees to act as general partner under the Limited Partnership Agreement, or (ii) a Partnership Special Resolution has been passed and a successor general partner has agreed to act as general partner under the Limited Partnership Agreement.

PLAN OF DISTRIBUTION

Pursuant to an agreement (the "**Underwriting Agreement**") dated September 22, 2005, among the Fund, ATSOT, the Partnership, the GP, the Vendor, AMG and National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. (the "**Underwriters**"), the Fund has agreed to sell and the Underwriters have agreed to purchase on September 30, 2005, or on such later date as may be agreed upon, an aggregate of 9,324,200 Units at a purchase price of $10 per Unit, for an aggregate consideration of $93,242,000 payable to the Fund by the Underwriters against delivery of the Units. The Underwriters will be paid an aggregate fee of $5,594,520 ($0.60 per Unit). See "Use of Proceeds".

The obligations of the Underwriters under the Underwriting Agreement may be terminated at their discretion on the basis of their assessment of the state of the financial markets and may also be terminated in certain stated circumstances and upon the occurrence of certain stated events. The Underwriters are, however, obligated to take up and pay for all of the Units that they have agreed to purchase if any of the Units are purchased under the Underwriting Agreement.

The Fund and the Vendor have agreed with the Underwriters that, other than pursuant to the exercise of the Exchange Rights with respect to the Exchangeable LP Units and, in the case of the Vendor, transfers to other members of the Vendor Group, the Fund, and the Vendor will not, for the period ending 180 days after the Closing, issue, offer, or sell, contract to sell or otherwise dispose of, directly or indirectly, any Units or any securities convertible into or exchangeable or exercisable for Units, or publicly disclose the intention to make any such issue, offer, sale or disposition, without the prior consent of National Bank Financial Inc., which consent may not be unreasonably withheld.

The Underwriters are offering the Units subject to prior sale, when, or and if sold to the Underwriters and accepted by them, subject to approval of certain legal matters by their counsel and satisfaction or waiver of other conditions contained in the Underwriting Agreement, such as the receipt by the Underwriters of officers certificates and legal opinions. The Underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part and the right is reserved to close the subscription books at any time without notice.

Pursuant to rules and policy statements of certain securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Units ends and all stabilization arrangements relating to the Units are terminated, bid for or purchase Units. The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Units if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of Market Regulation Services Inc., (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter, or if the client's order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules. The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Units is for the purpose of maintaining a fair and orderly market in the Units, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

The Units have not been and will not be registered under the 1933 Act or any state securities laws and may not be offered or sold in the United States or to U.S. persons except in transactions exempt from the registration requirements of the 1933 Act and applicable state securities laws. Accordingly, the Underwriting Agreement provides that the Units will only be offered or sold within the United States to certain qualified institutional buyers pursuant to Rule 144A under the 1933 Act and thereafter may only be re-offered or sold in the United States or to a U.S. person pursuant to the registration requirements of the 1933 Act and applicable state securities laws or an exemption therefrom. Moreover, the Underwriting Agreement provides that the Underwriters will offer and sell the Units outside the United States only in accordance with Regulation S under the 1933 Act. In addition, until 40 days after the Closing Date, an offer or sale of the Units within the United States by any dealer (whether or not participating in the Offering) may violate the registration requirements of the 1933 Act if such offer or sale is made other than in accordance with Rule 144A under the 1933 Act.

There is currently no market through which the Units may be sold and purchasers may not be able to resell securities purchased under the prospectus. Accordingly, the terms of the Offering, including the offering price of the Units, were established by negotiation between the Fund, the Vendor and the Underwriters. The TSX has conditionally

approved the listing of the Units. Listing is subject to the Fund fulfilling all of the requirements of the TSX on or before December 13, 2005, including the distribution of Units to a minimum number of public Unitholders.

Closing of the Offering is expected to take place on September 30, 2005 or on any other date that may be agreed upon by the Fund and the Underwriters, but no later than October 31, 2005. Subscriptions for Units will be received subject to rejection or allotment, in whole or in part, and the right is reserved to close the subscription books at any time without notice.

Each of the Fund, ATSOT, the Partnership, the GP, the Vendor and AMG has agreed to indemnify the Underwriters and their directors, officers, employees and agents against certain liabilities, including, without restriction, civil liabilities under Canadian provincial securities legislation, and to contribute to any payments the Underwriters' may be required to make in respect thereof.

RELATIONSHIP BETWEEN THE FUND AND AN UNDERWRITER

The Canadian chartered bank affiliate (the "**Bank**") of RBC Dominion Securities Inc. has provided a commitment for the New Credit Facilities and will be a lender to the Partnership on Closing. Accordingly, the Fund may be considered a "connected issuer" of RBC Dominion Securities Inc. under applicable Canadian securities legislation. The net proceeds of the Offering will be used to fund a portion of the purchase price of the Acquisition. See "Funding, Acquisition and Related Transactions". See "New Credit Facilities" for a description of the New Credit Facilities including the security to be provided by the Partnership thereunder.

The decision to distribute the Units offered hereby and the determination of the terms of the Offering were made through negotiations between the Fund, the Vendor and the Underwriters. The Bank was not involved in such decision or determination, but has been advised of the issuance and terms thereof. As a consequence of the Offering, RBC Dominion Securities Inc. will receive its share of the underwriting fee payable to the Underwriters.

DETAILS OF THE OFFERING

The Offering consists of 9,324,200 Units. See "Description of the Fund" for a description of the attributes of the Units.

Book Entry Form and Depository Service

Except as otherwise provided below, the Units will be issued in "book-entry only" form and must be purchased or transferred through CDS Participants in the depository service of CDS, which include securities brokers and dealers, banks and trust companies. At the Closing Date, the Fund will cause a global certificate or certificates representing the Units to be delivered to, and registered in the name of, CDS or its nominee. Except as described below, no Unitholder will be entitled to a certificate or other instrument from the Fund or CDS evidencing that Unitholder's ownership thereof, and no Unitholders will be shown on the records maintained by CDS except through a book entry account of a CDS Participant acting on behalf of such Unitholder. Each Unitholder will receive a customer confirmation of purchase from the registered dealer from which the Unit is purchased in accordance with the practices and procedures of that registered dealer. The practices of registered dealers may vary, but generally customer confirmations are issued promptly after execution of a customer order. CDS will be responsible for establishing and maintaining book entry accounts for its CDS Participants having interests in the Units.

If (i) the Fund determines that CDS is no longer willing or able to discharge properly its responsibilities as depository with respect to the Units and the Fund is unable to locate a qualified successor, or (ii) the Fund at its option elects, or is required by law, to terminate the book entry system, or (iii) Unitholders determine that the continuation of the book entry system is no longer in the best interests of the Unitholders, then Units will be issued in fully registered form to Unitholders or their nominees.

Transfer of Units

Transfers of ownership in the Units will be effected only through records maintained by CDS or its nominee for such Units with respect to interests of CDS Participants, and on the records of CDS Participants with respect to interests of persons other than CDS Participants. Unitholders who are not CDS Participants, but who desire to purchase, sell or otherwise transfer ownership of or other interest in the Units, may do so only through CDS Participants.

The ability of a Unitholder to pledge a Unit or otherwise take action with respect to such Unitholder's interest in a Unit (other than through a CDS Participant) may be limited due to the lack of a physical certificate.

Payments of Distributions

Payments of distributions on each Unit will be made by the Fund to CDS or its nominee, as the case may be, as the registered holder of the Units and the Fund understands that CDS or its nominee will forward such payments, as the case may be, to CDS Participants. As long as CDS or its nominee is the registered owner of the Units, CDS or its nominee, as the case may be, will be considered the sole owner of the Units for the purposes of receiving payments on the Units. The responsibility and liability of the Fund in respect of the Units is limited to making payment of any distribution in respect of the Units to CDS or its nominee.

PRINCIPAL UNITHOLDER

The following table shows the name and information about the securities of the Fund directly or indirectly beneficially owned or controlled by each person or company who, as at the Closing Date, will own of record, or who, to the knowledge of the Fund, will own beneficially, directly or indirectly, or exercise control or direction over more than 10% of any class or series of voting securities of the Fund. The information set forth in the following table is presented on a pro forma basis reflecting the exchange of LP Units owned or controlled by the Vendor for Units of the Fund.

Name	Number of Units of the Fund Owned[1]	Type of Ownership	Percentage Owned
ATS Andlauer Transportation Services Inc.	2,316,442	Direct	19.9%

Notes:

(1) The Vendor will own 2,316,442 Exchangeable LP Units that will be exchangeable for Units on a one-for-one basis. See "Retained Interest and Exchange Rights". The Vendor is owned by the Existing Shareholders.

CONSOLIDATED CAPITALIZATION OF THE FUND

The following table sets out the capitalization of the Fund as at August 22, 2005, both before and after giving effect to the Offering.

Designation	Authorized	At August 22, 2005	Pro Forma as at August 22, 2005 after giving effect to the Offering and the Acquisition
Long-term Debt[1]	N/A	$ nil	$ 11,200,000
Units[2][3][4]	Unlimited	$ 10 (1 Unit)	$ 84,742,000 (9,324,200 Units)
Special Voting Units	Unlimited	—	$ nil
Exchangeable LP Units[3]	Unlimited	—	$ 23,164,420 (2,316,442 Units)

Notes:

(1) The Partnership expects to draw down approximately $11.2 million under the New Credit Facilities on Closing. See "Funding, Acquisition and Related Transactions" and "New Credit Facilities".

(2) The Fund was initially settled on August 22, 2005 with $10.

(3) After Closing, the Vendor will own a total of 2,316,442 Exchangeable LP Units. The Exchangeable LP Units are exchangeable indirectly at any time after a period of 180 days following the Closing for Units on a one-for-one basis as described under "Retained Interest and Exchange Rights — Exchange Rights".

(4) Net of the Offering costs and Underwriters' fee estimated to be $8,500,000.

NEW CREDIT FACILITIES

On or before the Closing, the Partnership intends to enter into the New Credit Facilities with a Canadian chartered bank providing for a $15 million revolving credit facility to finance general operating requirements and to assist with the financing of the Acquisition of the Purchased Assets from the Vendor, as well as a $4 million revolving credit facility to finance future leases of operational assets. Security for the New Credit Facilities will include a first security interest on substantially all of the Partnership's assets, including accounts receivable. Interest on the New Credit Facilities will vary, depending on certain financial ratios, between the lender's Canadian prime rate plus 0% and 0.75% and between the bankers' acceptance rate plus 1.5% and 2.25%. The proposed New Credit Facilities will be subject to customary terms and conditions, including limits on incurring additional indebtedness or granting encumbrances without the consent of the lender. The terms of the proposed New Credit Facilities will be subject to change from time to time. The New Credit Facilities may in certain circumstances restrict the ability of the Partnership to pay distributions to the holders of LP Units and of the Fund to pay distributions to Unitholders if the payment would result in a default under the New Credit Facilities. It is expected that approximately $11.2 million will be drawn down under the New Credit Facilities on Closing. See "Funding, Acquisition and Related Transactions".

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Burnet Duckworth & Palmer LLP, counsel to the Fund, and Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, the following is, as of the date hereof, a summary of the principal Canadian federal income tax considerations generally applicable to a holder of Units who acquires Units pursuant to this Offering and who, for purposes of the Tax Act, is resident in Canada, deals at arm's length with the Fund and holds the Units as capital property (a "**Holder**"). Generally, Units will be considered to be capital property to a Holder provided that the Holder does not hold the Units in the course of carrying on a business and has not acquired them in one or more transactions considered to be an adventure in the nature of trade. Certain Holders who might not otherwise be considered to hold their Units as capital property may, in certain circumstances, be entitled to have them treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Such Holders should consult their own tax advisors regarding their particular circumstances.

This summary is not applicable to a Holder that is a "financial institution" for purposes of the mark-to-market rules contained in the Tax Act or a "specified financial institution" or to a Holder an interest in which is a "tax shelter investment" (all within the meaning of the Tax Act). Such Holders should consult their own tax advisors to determine the tax consequences to them of the acquisition, holding and disposition of Units acquired pursuant to this Offering.

This summary is based upon the facts set out in this prospectus, the provisions of the Tax Act in force at the date hereof and counsels' understanding, based on publicly available published materials, of the current administrative policies and assessing practices of the Canada Revenue Agency ("**CRA**"), all in effect as of the date hereof. There can be no assurance that CRA will not change its administrative policies and assessing practices. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of this prospectus ("**Tax Proposals**") and certificates as to certain factual matters. This summary assumes that the Tax Proposals will be enacted as proposed, but there can be no assurance that the Tax Proposals will be enacted in the form proposed, if at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by judicial, governmental or legislative decision or action, or any changes in the administrative policies and assessing practices of the CRA, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed in the prospectus.

This summary is not exhaustive of all possible Canadian income tax considerations applicable to an investment in Units. Moreover the income and other tax consequences of acquiring, holding or disposing of Units will vary depending on the Holder's particular circumstances, including the province(s) or territory(ies) in which the Holder resides or carries on business. Accordingly, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice or representations to any prospective purchaser of Units or any Holder. Prospective Unitholders should consult their own tax advisors with respect to their particular circumstances.

Status of the Fund

Mutual Fund Trust

This summary assumes that the Fund will qualify as a "mutual fund trust" as defined in the Tax Act from the date of its settlement and will thereafter continuously qualify as a mutual fund trust at all relevant times, and that the Fund will validly elect to be deemed to be a "mutual fund trust" from the date of its settlement. This summary also assumes that the Fund is not established or maintained primarily for the benefit of Non-residents. If the Fund were not to qualify as a mutual fund trust at any particular time, the Canadian federal income tax considerations described below would, in some respects, be materially different.

Qualified Investment

Provided the Fund is, on Closing, a mutual fund trust within the meaning of the Tax Act, Units will be, at that time, qualified investments for Exempt Plans subject to the specific provisions of any particular plan. If the Fund ceases to qualify as a mutual fund trust under the Tax Act, the Units will not be qualified investments under the Tax Act for Exempt Plans. Redemption Notes received as a result of a redemption *in specie* of Units may not be qualified investments for Exempt Plans and this could give rise to adverse consequences to such plan or the annuitant or beneficiary under that plan. Accordingly, Exempt Plans that own Units should consult their own tax advisors before deciding to exercise the redemption rights attached to the Units.

Taxation of the Fund

The taxation year of the Fund is the calendar year. In each taxation year, the Fund will be subject to tax under Part I of the Tax Act on its income for the year, including net realized taxable capital gains computed in accordance with the detailed provisions of the Tax Act, less the portion thereof that it deducts in respect of the amounts paid or payable or deemed to be paid or payable in the year to Unitholders. An amount will be considered to be payable to a Unitholder in a taxation year if it is paid to the Unitholder in the year by the Fund or if the Unitholder is entitled in that year to enforce payment of the amount. The income for purposes of the Tax Act of the Fund for each taxation year will include such amount of the Fund's income for tax purposes, including net taxable capital gains, as is paid or becomes payable or deemed to be paid or payable to the Fund in the year in respect of the ATSOT Units. The Fund will generally not be subject to tax on any amounts received as distributions on the ATSOT Units that are in excess of the income of ATSOT that is paid or payable or deemed to be paid or payable by ATSOT to the Fund in a year, which amounts will generally reduce the adjusted cost base of the ATSOT Units. Where the adjusted cost base of the ATSOT Units would otherwise be a negative amount, the Fund will be deemed to realize a capital gain in such amount in that year, and its adjusted cost base of the ATSOT Units at the beginning of the next taxation year will then be nil.

In computing its income for purposes of the Tax Act, the Fund may deduct reasonable administrative costs and other expenses incurred by it for the purpose of earning income.

Under the Declaration of Trust, all of the income of the Fund for each year other than taxable capital gains (determined without reference to paragraph 82(1)(b) and subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any net capital gains realized by the Fund (computed in accordance with the detailed provisions of the Tax Act) in the year (excluding any capital gains or income which may be realized by the Fund upon a transfer *in specie* of the Fund's assets to redeeming Unitholders in connection with a redemption of Units and designated by the Fund as income or capital gains paid or payable to the redeeming Unitholders) will be payable in the year to the Unitholders by way of cash distributions, subject to the exceptions described below. Counsel has been advised that the Fund intends to make distributions in each year to Unitholders in an amount sufficient to ensure that the Fund will generally not be liable for tax under Part I of the Tax Act in any year (after taking into account any applicable tax refunds to the Fund).

Income of the Fund that is applied to fund redemptions of Units for cash or is otherwise unavailable for cash distributions will be distributed to holders of Units in the form of additional Units. Income of the Fund payable to Unitholders, whether in cash or additional Units will generally be deductible by the Fund in computing its taxable income.

Losses incurred by the Fund cannot be allocated to Unitholders, but can be deducted by the Fund in future years in computing its taxable income, in accordance with the Tax Act. In the event the Fund would otherwise be liable for tax on its net realized taxable capital gains for a taxation year, it will be entitled for each taxation year to reduce (or receive a refund in respect of) its liability, if any, for such tax by an amount determined under the Tax Act based on the

redemption of Units during the year (the "**capital gains refund**"). In certain circumstances, the capital gains refund in a particular taxation year may not completely offset the Fund's tax liability for the taxation year arising in connection with the transfer of property *in specie* to redeeming Holders on the redemption of Units. The Declaration of Trust provides that all or a portion of any capital gain or income realized by the Fund in connection with such redemptions may, at the discretion of the trustees, be treated as capital gains or income paid to, and designated as capital gains or income of, the redeeming Unitholder. Such income or the taxable portion of any capital gain so designated must be included in the income of the redeeming Unitholders (as income or taxable capital gains) and will be deductible by the Fund in computing its income.

Taxation of ATSOT

The taxation year of ATSOT is the calendar year. ATSOT will be taxable on its income determined under the Tax Act for each year, which will include its allocated share of the taxable income of the Partnership for the fiscal period of the Partnership ending on or before the year end of ATSOT, except to the extent such income is paid or payable or deemed to be paid or payable in such year to the Fund, the sole unitholder of ATSOT, and is deducted by ATSOT in computing its income for tax purposes. ATSOT will generally be entitled to deduct its expenses incurred to earn income from a business or property provided such expenses are reasonable and otherwise deductible under the relevant provisions of the Tax Act. Under the Trust Declaration of ATSOT, all of the income of ATSOT for each year other than taxable capital gains (determined without reference to paragraph 82(l)(b) and subsection 104(6) of the Tax Act), together with the taxable and non-taxable portion of any capital gains realized by ATSOT in the year, will generally be payable in the year to the Fund, the sole unitholder of ATSOT. Counsel has been advised that ATSOT generally intends to make distributions in each year to the Fund, its sole unitholder, in an amount sufficient to ensure that ATSOT will not be liable for tax under Part I of the Tax Act in any year.

Taxation of the Partnership

The Partnership is not subject to tax under the Tax Act. Generally, each partner of the Partnership, including ATSOT, is required to include in computing the partner's income the partner's share of the income or loss of the Partnership for its fiscal year ending in, or coincidentally with, the partner's taxation year end, whether or not any such income is distributed to the partner in the taxation year. For this purpose, the income or loss of the Partnership will be computed for each fiscal year as if the Partnership were a separate person resident in Canada. In computing the income or loss of the Partnership, deductions may generally be claimed in respect of its administrative and other expenses incurred for the purpose of earning income from business or property to the extent they are not capital in nature and do not exceed a reasonable amount and available capital cost allowances. The Partnership may also deduct from its income for the year a portion of the reasonable expenses incurred by the Partnership to issue securities in connection with the Offering. The portion of such issue expenses deductible by the Partnership in a taxation year is 20% of such issue expenses, pro-rated where the Partnership's taxation year is less than 365 days. The income or loss of the Partnership for a fiscal year will be allocated to the partners of the Partnership, including the ATSOT, on the basis of their respective share of such income or loss as provided in the Limited Partnership Agreement, subject to the detailed rules in the Tax Act. Generally, distributions to partners in excess of the income of the Partnership for a fiscal year will result in a reduction of the adjusted cost base of the partner's units in the Partnership by the amount of such excess. If, as a result, the ATSOT's adjusted cost base at the end of a taxation year of its units in the Partnership would otherwise be a negative amount, the ATSOT will be deemed to realize a capital gain in such amount for that year, and the ATSOT's adjusted cost base at the beginning of the next taxation year of its units in the Partnership will then be nil. If the Partnership were to incur losses for tax purposes, the ATSOT's ability to deduct such losses may be limited by certain rules under the Tax Act.

Distributions

A Holder is generally required to include in computing income for a particular taxation year the portion of the net income for tax purposes of the Fund for that year, including net realized taxable capital gains, that is paid or payable or deemed to be paid or payable to the Holder in that year, whether that amount is received in cash, additional Units or otherwise.

The non-taxable portion of any net realized capital gains of the Fund that is paid or payable or deemed to be paid or payable to a Holder in a taxation year will not be included in computing the Holder's income for the year. Any other amount in excess of the net income of the Fund that is paid or payable or deemed to be paid or payable to a Holder in a

year will not generally be included in the Holder's income for the year. However, where such an amount is paid or payable to a Holder, other than as proceeds of disposition or deemed disposition of Units or any part thereof, the adjusted cost base of the Units held by the Holder will be reduced by such amount (except to the extent that it represents the Holder's share of the non-taxable portion of the net realized capital gains of the Fund for the year, the taxable portion of which was designated by the Fund in respect of the Holder). Where reductions to a Holder's adjusted cost base of Units for the year will result in the adjusted cost base becoming a negative amount, such amount will be treated as a capital gain realized by the Holder in the year and the Holder's adjusted cost base of the Units at the beginning of the next year will then be nil.

Provided that appropriate designations are made by the Fund, such portions of its net taxable capital gains, taxable dividends received or deemed to be received on shares of taxable Canadian corporations and foreign source income as are paid or payable or deemed to be paid or payable to a Holder will effectively retain their character and be treated as such in the hands of the Holder for the purposes of the Tax Act, and Holders may be entitled to claim a foreign tax credit for foreign taxes paid by the Fund. To the extent that amounts are designated as having been paid to Holders out of the net taxable capital gains of the Fund, such designated amounts will be deemed for tax purposes to be received by Unitholders in the year as a taxable capital gain and will be subject to the general rules relating to the taxation of capital gains described below. To the extent that amounts are designated as having been paid to Unitholders out of taxable dividends received or deemed to be received on shares of taxable Canadian corporations, the normal gross-up and dividend tax credit provisions will be applicable in respect of Holders who are individuals, the refundable tax under Part IV of the Tax Act will be payable by Holders that are private corporations and certain other corporations controlled directly or indirectly by or for the benefit of an individual or related group of individuals, the deduction in computing taxable income will be available to Holders that are corporations, and an additional refundable $6\frac{2}{3}$% tax will be payable by Holders that are Canadian-controlled private corporations in certain circumstances.

Dispositions of Units

Upon the disposition or deemed disposition by a Holder of a Unit, whether on redemption or otherwise, the Holder will generally realize a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition are greater (or less) than the aggregate of the Unitholder's adjusted cost base of the Unit and any reasonable costs of disposition. Proceeds of disposition will not include an amount payable by the Fund that is otherwise required to be included in the Unitholder's income (such as an amount designated as payable by the Fund to a redeeming Unitholder out of capital gains or income of the Fund as described above).

For the purpose of determining the adjusted cost base to a Holder of Units, when a Unit is acquired, the cost of the newly acquired Unit will be averaged with the adjusted cost base of all of the Units owned by the Unitholder as capital property immediately before that acquisition. The adjusted cost base of a Unit to a Holder will include all amounts paid by the Holder for the Unit, with certain adjustments. The cost to a Holder of Units received in lieu of a cash distribution of income of the Fund will be equal to the amount of such distribution that is satisfied by the issuance of such Units.

Where the redemption price for Units is paid by the issuance of Redemption Notes or Trust Assets to the redeeming Holder, the proceeds of disposition to the Holder of the Units will be equal to the fair market value of the property so transferred less the portion of any income or capital gain realized by the Fund in connection with the redemption of those Units that has been designated by the Fund as payable to the redeeming Holder as described above. Where the Fund has designated such capital gain or income as payable to a redeeming Holder, the Holder will be required to include in income such income and the taxable portion of the capital gain so designated. The adjusted cost base of the Redemption Notes or Trust Assets transferred by the Fund to a Holder upon an *in specie* redemption of Units by that Holder will generally be equal to the fair market value of such notes (less any accrued but unpaid interest on such notes at that time) or assets at the time of transfer. To the extent that the Holder is thereafter required to include in income any interest accrued to the date of the acquisition of Redemption Notes by the Holder, an offsetting deduction will be available. The Holder will thereafter be required to include in income interest on any Redemption Notes or income in respect of such Trust Assets in accordance with the provisions of the Tax Act.

Capital Gains and Capital Losses

One-half of any capital gain realized by a Holder and the amount of any net taxable capital gains designated by the Fund in respect of a Holder will be included in the Holder's income as a taxable capital gain. One-half of any capital

loss realized by a Holder on a disposition or deemed disposition of Units may generally be deducted only from taxable capital gains of the Holder in accordance with the provisions of the Tax Act.

Where a Holder that is a corporation or trust (other than a mutual fund trust) disposes of a Unit, the Holder's capital loss from the disposition will generally be reduced by the amount of any dividends received by the Fund previously designated by the Fund to the Holder, except to the extent that a loss on a previous disposition of a Unit has been reduced by those dividends. Analogous rules apply where a corporation or trust (other than a mutual fund trust) is a member of a partnership that disposes of Units.

Alternative Minimum Tax

In general terms, net income of the Fund, paid or payable or deemed to be paid or payable to a Holder who is an individual or a certain type of trust, that is designated as taxable dividends or as net taxable capital gains and capital gains realized on the disposition of Units may increase the Holder's liability for alternative minimum tax.

RISK FACTORS

Investing in the Units involves risks. In addition to the other information contained in this prospectus, prospective investors should carefully consider the risk factors set out below in making an investment decision with respect to the Fund and the Units. The following information is a summary only of certain risk factors and is qualified in its entirety by reference to, and must be read in conjunction with, the detailed information appearing elsewhere in this prospectus. These risks and uncertainties are not the only ones facing the Fund and the Partnership. Additional risks and uncertainties not currently known to the Fund or the Partnership, or that the Fund or the Partnership currently considers immaterial, may also impair the operations of the Fund or the Partnership. If any such risks actually occur, the business, financial condition, or liquidity and results of operations of the Partnership, and the ability of the Fund to make distributions on the Units, could be materially adversely affected.

Risks Relating to the Partnership and its Business

General Economic Conditions

The price of fuel, equipment, and other input costs, insurance costs, interest rates, fluctuations in customers' business cycles and national and regional economic conditions are economic factors over which the Partnership has little or no control. Demand for transportation services is closely linked to the state of the overall economy. Consequently, a decline in general economic growth may adversely impact the Partnership's performance. In addition, significant increases in fuel prices, equipment prices, other input prices, interest rates or insurance costs, to the extent not offset by increases in transportation rates or contractual surcharges, or disruptions in fuel supply, would reduce profitability and could adversely affect the Partnership's ability to service its debts or maintain distributions. There can be no assurance of the Partnership's ability to pass on fuel or other cost increases in the future and, in such event, cash distributions may be reduced. The Partnership cannot predict the impact of future economic conditions and there is no assurance that the operations of the Partnership will continue to be profitable.

Competition

ATS Andlauer faces competition from a variety of national and regional competitors. Many of these competitors have strong financial, marketing and other resources. There can be no assurance that ATS Andlauer will be able to compete successfully against its current or future competitors or that competition will not have a material adverse effect on ATS Andlauer's results of operations and financial condition, and on the amount of cash available for distribution to Unitholders.

Reliance on Major Customers; Contract Renewals

ATS Andlauer's top five customers accounted for approximately 25.3% of the Partnership's revenue for the year ended October 31, 2004, and the largest customer accounted for approximately 7.6% of such revenue (see "Business of ATS Andlauer – Diversified and Long-Term Customer Relationships"). Although a significant percentage of ATS Andlauer's customers are under contract, most of those contracts can be terminated on short notice. In addition, most of ATS Andlauer's customer contracts will be subject to renewal annually. There can be no assurance that ATS Andlauer's current customers will continue their relationships with the Partnership or that contracts that come up for renewal will be renewed or, if they are renewed, that customers will contract for the same volume amounts to be transported or that

they will pay the same rates and surcharges as they have in the past. The loss of one or more major customers, the failure to renew customer contracts, or any decrease in transportation volumes purchased or prices paid or any other changes to the terms of service under renewed contracts could have a material adverse effect on the Partnership's profitability and, as a result, the amount of cash available for distribution to Unitholders. A significant portion of ATS Andlauer's customer contracts, including contract renewals, are subject to competitive tender processes, and there can be no assurance that the Partnership will be successful in acquiring new business or retaining existing business subject to competitive tender.

Dependence on Personnel

The success of ATS Andlauer has been largely dependent on the skills and expertise of its management personnel, particularly, Michael Andlauer, the President and Chief Executive Officer of the GP. The continued success of the Partnership will be dependent upon its ability to retain the services of such personnel and recruit and retain other key employees for its business. Currently, ATS Andlauer does not carry "key man" insurance that would compensate it for the loss of any of its senior executives.

The failure to attract and retain a sufficient number of qualified drivers and owner-operators could also have a material adverse effect on the profitability of the Partnership. Any shortage of qualified drivers and/or owner operators may result in the inability of the Partnership to accept new customers or the inability of the Partnership to meet existing customer obligations. It would also be expected to result in an escalation of compensation levels for drivers/owner-operators and other hourly paid employees, which the Partnership may not be successful in offsetting through transportation rate increases. Any of the foregoing could result in a material adverse affect on the Business resulting in a reduction in cash available for distribution to Unitholders.

Labour Relations

The success of the Partnership's business depends on a large number of employees and independent contractors. Although none of the Partnership's employees are currently unionized, any organized work stoppage or other similar job action may have a material adverse effect on the Partnership's business, financial condition, liquidity and results of operations. In addition, there can be no assurance that some or all of the employees of the Partnership will not unionize in the future. Such an occurrence could increase labour costs and thereby have a material adverse effect on the Partnership's business, financial condition, liquidity and results of operations.

Insurance

ATS Andlauer's operations are subject to risks normally inherent in the transportation industry, including potential liability, which could result from, among other circumstances, personal injury or property damage arising from motor vehicle accidents. The availability of, and ability to collect on, insurance coverage for these types of liabilities is subject to factors beyond the control of the Partnership. In addition, the Partnership may become subject to liability hazards in circumstances where it cannot or may elect not to insure (because of high premium costs or other reasons), or for occurrences that exceed maximum coverage under its policies. ATS Andlauer has no control over changing conditions and pricing in the insurance marketplace and the cost or availability of various types of insurance may change in the future. To the extent that any future increase in costs cannot be passed on to ATS Andlauer's customers in increased transportation rates, increases in insurance costs could reduce future profitability and reduce cash available for distribution to Unitholders. Further, the inability to obtain insurance in the future for certain types of losses may require ATS Andlauer to limit the services it provides or the areas in which it operates thereby reducing the revenues of the Business and potentially reducing the cash available for distribution. Lastly, the occurrence of a significant uninsured loss could have a material adverse effect upon the Business and reduce cash available for distribution to Unitholders.

Information Technology

ATS Andlauer has made significant investments in information technology and relies on its information systems to support its business model. In the event that irreparable damage was caused to ATS Andlauer's information systems and databases or the information contained in its information systems was lost, ATS Andlauer's operational ability would be impaired and its ability to provide service to its customers compromised. In such event, ATS Andlauer's financial condition, results of operation, and the amount of cash available for distribution to Unitholders could be materially adversely affected.

Use of Third Party Transportation Providers

As an air freight forwarder, ATS Andlauer purchases air cargo capacity from aircraft operators. Changes in the availability or price for air cargo could have a material adverse effect on ATS Andlauer's operations and financial condition thereby reducing cash available for distribution to Unitholders.

ATS Andlauer routinely purchases linehaul services from truckload carriers. Changes in the availability or price of such services could have a material adverse effect on ATS Andlauer's operations and financial condition thereby reducing cash available for distribution to Unitholders.

Litigation

ATS Andlauer is currently involved in certain legal proceedings and although Management does not believe that an adverse decision in any such proceedings would have a material adverse effect on the financial condition of ATS Andlauer, the outcome of litigation cannot be predicted with certainty.

A significant judgment against ATS Andlauer, or the imposition of a significant fine or penalty, as a result of a finding that ATS Andlauer has failed to comply with laws or regulations could have a material adverse effect on ATS Andlauer and the amount of cash available for distribution to Unitholders.

Weather

Harsh weather conditions can impede the transportation of goods and increase operating costs or reduce customers' or their consignees' requirements for goods, which can have a material adverse effect on ATS Andlauer's cash flow and, as a result, cash available for distribution to Unitholders. In addition, unusual weather patterns, including extended periods of precipitation or lack of precipitation can have a similar adverse impact.

Regulation

Notwithstanding that the transportation industry is largely deregulated in terms of entry into the industry, each carrier must obtain a license from or register with provincial regulatory authorities in order to carry goods extra-provincially or to transport goods within any province. Regulation of the operations of transportation companies has become more stringent over time and is expected to continue to do so going forward. Changes in regulations applicable to ATS Andlauer could increase operating costs and have a material adverse effect on ATS Andlauer's operations and financial condition thereby reducing cash available for distribution to Unitholders.

The right to continue to hold applicable licenses and permits is generally subject to maintaining satisfactory compliance with regulatory and safety guidelines, policies and regulations. Although ATS Andlauer is committed to compliance and safety, there is no assurance that ATS Andlauer will be in full compliance at all times with such guidelines, policies and regulations. Consequently, at some future time, ATS Andlauer could be required to incur significant costs to maintain or improve its compliance record.

Environmental Considerations

ATS Andlauer and its operations and properties are subject to extensive federal, provincial, municipal and local environmental laws and requirements relating to, among other things, air emissions, the management of contaminants including hazardous materials (including the generation, handling, storage, transportation and disposal of such contaminants), discharges and the remediation of environmental impacts (such as the contamination of soil and water, including ground water). See "Business of ATS Andlauer — Environmental".

The risk of environmental liability is inherent in transportation operations, historic activities associated with such operations and the ownership, management or control of real estate. Canadian laws generally impose potential liability on the present or former owners or occupants of properties on which contamination has occurred. Although Management is not aware of any contamination which, if remediation or clean-up were required, would have a material adverse effect on ATS Andlauer, there can be no assurance that ATS Andlauer will not be required, at some future date, to incur significant costs to comply with environmental laws, or that its operations, business, assets or cash flow will not be materially adversely affected by current or future environmental laws.

Potential Unknown Liabilities

In connection with the Acquisition, there may be unknown liabilities assumed by the Partnership, including those associated with prior acquisitions and dispositions by the Vendor as well as environmental issues, for which the

Partnership may not be indemnified pursuant to the indemnities provided under the Acquisition Agreement. In particular, to the extent that the Vendor, as the previous owner of the Business, failed to comply with or otherwise violated applicable laws, including environmental or health and safety laws, the Partnership may be legally and financially responsible for these violations. The discovery of any material liabilities could have a material adverse effect on the financial condition and results of operations of the Partnership and, as a result, the amount of cash available for distribution to Unitholders. The Vendor will provide certain representations and warranties to the Partnership under the Acquisition Agreement and will agree to indemnify the Partnership for breaches of representation and warranties. However, as the Vendor is expected to have limited assets and financial resources, other than its interest in the Partnership, this indemnity may have nominal value. See "Principal Agreements — Acquisition Agreement".

Capital Expenditures

The timing and amount of capital expenditures made by the Partnership will directly affect the amount of cash available for distribution to Unitholders. In the event that the Partnership's capital costs escalate, there is no assurance that the Partnership will be able to recover such increased costs through rate increases to its customers, and in such event, cash available for distribution to Unitholders may be reduced.

Leverage and Restrictive Covenants

The ability of the Fund and the Partnership to make distributions or make other payments or advances will be subject to applicable laws and contractual restrictions in the instruments governing any indebtedness of those entities (including the New Credit Facilities). The degree to which the Partnership is leveraged could have important consequences for Unitholders including: (i) the Partnership's ability to obtain additional financing for working capital, capital expenditures or acquisitions in the future may be limited; (ii) all or part of the Partnership's cash flow from operations may be dedicated to the payment of the principal of and interest on the Partnership's indebtedness, thereby reducing funds available for future operations or for distribution to Unitholders; (iii) certain of the Partnership's borrowings will be at variable rates of interest, which exposes the Partnership to the risk of increased interest rates; and (iv) the Partnership may be more vulnerable to economic downturns and be limited in its ability to withstand competitive pressures. These factors may adversely impact the Partnership's cash flow and, as a result, the amount of cash available for distribution to Unitholders.

Interest expense has been estimated for the purpose of estimating distributable cash of the Fund based on current market conditions that are subject to fluctuations. Such fluctuations could result in an unanticipated material increase in interest rates that could in turn have a material adverse effect on cash available for distribution to Unitholders. See "Distributable Cash of the Fund".

The proposed New Credit Facilities will contain numerous restrictive covenants that limit the discretion of Management with respect to certain business matters. These covenants will place significant restrictions on, among other things, the ability of the Partnership to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. In addition, the New Credit Facilities will contain a number of financial covenants that require the Partnership to meet certain financial ratios and financial condition tests. A failure to comply with the obligations in the New Credit Facilities could result in a default, which, if not cured or waived, could result in a termination of distributions by the Partnership and permit acceleration of the relevant indebtedness. If the indebtedness under the New Credit Facilities were to be accelerated, there can be no assurance that the assets of the Partnership would be sufficient to repay in full that indebtedness.

Any failure of the Partnership to repay or refinance any or all of the New Credit Facilities at its maturity date on acceptable terms or to comply with applicable covenants under its credit facilities could have a material adverse effect on the Partnership and its cash flow and, as a result, the amount of cash available for distribution to Unitholders and the value of the Units. There is no assurance that the Partnership will be able to refinance any or all of the New Credit Facilities at their maturity date on acceptable terms, or on any basis.

Availability of Future Financing

Management expects that ATS Andlauer's principal sources of funds following the Offering will be cash generated from its operating activities and borrowing capacity under the New Credit Facilities. Management believes that funds from these sources will provide ATS Andlauer with sufficient liquidity and capital resources to meet its current and future financial obligations at existing business levels. Despite Management's expectations, however, ATS Andlauer

may require additional equity or debt financing to meet its financing requirements. There can be no assurance that this financing will be available when required or available on commercially favourable terms or on terms that are otherwise satisfactory to ATS Andlauer, in which event the financial condition of ATS Andlauer may be materially adversely effected and the amount of cash available for distribution to Unitholders may be reduced.

Ability to Sustain and Manage Growth

ATS Andlauer may not be able to carry out its strategy, which includes the possible acquisition of other transportation companies, which depends in part on the availability of suitable candidates at valuations accretive to ATS Andlauer and the availability of required financing. In addition, ATS Andlauer may face competition for acquisitions from other participants in the transportation industry and from financial buyers with greater financial resources. Furthermore, there can be no assurance that, if ATS Andlauer acquires what it considers to be a suitable candidate in accordance with its growth strategy, ATS Andlauer will be able to successfully integrate the operations of the acquired company into ATS Andlauer's operations on an accretive basis.

Absence of Operating History as a Public Company

Although Management has substantial experience in the freight transportation industry, it has limited experience operating ATS Andlauer as a public entity. To operate effectively, the Partnership will be required to continue to implement changes in certain aspects of its business, improve and expand its management information systems and develop, manage and train management level and other employees to comply with on-going public company requirements. Failure to take such actions, or delay in the implementation thereof, could adversely affect the Partnership's business, financial condition, liquidity and results of operations.

Dependence on External Funding Sources

ATS Andlauer has historically relied on its reinvested earnings and loans from related parties to finance expansion and on-going operations. Upon completion of the Offering and the Acquisition, the Partnership, like other public transportation companies, will rely significantly on external funding sources to finance its operations and growth. Management currently believes that the Partnership's cash flow from operations and funds available under the New Credit Facilities will satisfy the Partnership's capital requirements for the next 12 months. The Partnership's ability to obtain additional financing will be dependent upon its future operating performance, general economic and competitive conditions and financial, business and other factors, many of which are beyond the Partnership's control.

Risks Relating to the Structure of the Fund and the Offering

Dependence on ATSOT and the Partnership

Cash distributions to Unitholders will be entirely dependent on the ability of ATSOT to make distributions on the ATSOT Units. Payments by ATSOT will depend, in turn, on the ability of the Partnership to satisfy its debt service obligations under the New Credit Facilities and the Partnership's ability to pay distributions on the Ordinary LP Units.

Distributions to Unitholders will be entirely dependent on the ability of the Partnership to pay its operating expenses and to pay distributions. The sole source of cash flow of the Partnership is the operation of the Partnership. In the conduct of its business, the Partnership pays expenses and incurs debt and other obligations to third parties. These expenses, debts and obligations could impact the Partnership's ability to produce positive operating results.

The Partnership is entirely dependent upon its business operations to pay distributions to ATSOT, and the Partnership's ability to do so is subject to the risks encountered by the Partnership in the operation of its business, including the risks relating to the Canadian freight transportation industry referred to above, and the results of operations and financial condition of the Partnership.

Absence of Prior Public Market for Units

Prior to the Offering, there has been no public market for the Units. The offering price has been determined by negotiation between the Fund and the Underwriters and may not reflect the price at which the Units will trade following Closing. In addition, there can be no assurance that an active trading market will develop in the Units on an ongoing basis.

Unpredictability and Volatility of Unit Price

A publicly traded income trust will not necessarily trade at values determined by reference to the underlying value of its business. The prices at which the Units will trade cannot be predicted. The market price of the Units could be subject to significant fluctuations in response to variations in quarterly operating results and other factors. The annual yield on the Units as compared to the annual yield on other financial instruments may also influence the price of Units in the public trading markets. An increase in market interest rates will result in higher yield on other financial instruments, which could adversely affect the market price of the Units.

In addition, the securities markets have experienced significant market wide and sectoral price and volume fluctuations from time to time that often have been unrelated or disproportionate to the operating performance of particular issuers. Such fluctuations may adversely affect the market price of the Units.

Nature of Units

The Units are hybrid securities in that they share certain attributes common to both equity securities and debt instruments. The Units do not represent a direct investment in ATSOT or the Partnership and should not be viewed as securities of ATSOT or the Partnership. As holders of Units, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. In addition, the benefit of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada), the *Bankruptcy and Insolvency Act* (Canada) and, in some cases, the *Winding Up and Restructuring Act* (Canada), may not be applicable to the Fund. The Units represent a fractional interest in the Fund. The Fund's only assets will initially be the ATSOT Units. The price per Unit is a function of anticipated distributable cash of the Fund.

The Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Fund is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company. In addition, although the Fund qualified on the Closing of the Offering as a "mutual fund trust" as defined by the Tax Act, the Fund is not a "mutual fund" as defined by applicable securities legislation.

Cash Distributions

Although the Fund intends to distribute the cash it receives, less expenses and amounts, if any, paid by the Fund in connection with the redemption of Units, there can be no assurance regarding the amounts of income to be generated by the Partnership and ATSOT and paid to the Fund. The actual amounts of distributions paid by the Fund to the Unitholder will depend upon numerous factors, including profitability, debt covenants and obligations, the availability and cost of acquisitions, fluctuations in working capital, the timing and amount of capital expenditures, applicable law and other factors beyond the control of the Fund, ATSOT and the Partnership. Cash distributions are not guaranteed and will fluctuate with the Partnership's performance. The Partnership and ATSOT have the discretion to establish cash reserves for the proper conduct of their business. Adding to these reserves in any year would reduce the amount of cash available for distribution by the Fund in that year. There can be no assurance as to the levels of cash distributions to be paid by the Fund, if any. The Fund will also incur expenses as a public issuer, an estimate for which is included in the analysis of the Fund's estimated distributable cash for the 12 months ended April 30, 2005 set out under "Summary of Distributable Cash of the Fund". Should that estimate prove inadequate or if unanticipated public issuer expenses are incurred, it would reduce cash available for distribution. The market value of the Units may deteriorate if the Fund is unable to meet its cash distribution targets in the future, and such deterioration may be material.

Cash-on-Cash Yield

Cash-on-cash yield is a useful and widely used supplemental measure that provides investors with information on cash actually distributed relative to trading price. Investors are cautioned that cash-on-cash yield should not be construed as an alternate to net income as determined by GAAP. **Investors are also cautioned that cash-on-cash yield may represent a blend of return of investors' initial investment and a return on investors' initial investment and is not comparable to traditional yield on debt instruments where investors are entitled to full return of the principal amount of debt on maturity in addition to a return on investment through interest payments.**

Structural Subordination of the Units

In the event of a bankruptcy, liquidation or reorganization of the Partnership or any of the Fund's other subsidiaries, holders of certain of their indebtedness and certain trade creditors will generally be entitled to payment of their claims from the assets of the Partnership and those subsidiaries before any assets are made available for distribution to the Fund. The Units will be effectively subordinated to most of the indebtedness and other liabilities of the Partnership and the Fund's other subsidiaries. Neither the Partnership nor any of the Fund's other subsidiaries will be limited in its ability to incur secured or unsecured indebtedness.

Leverage and Restrictive Covenants

The Partnership will have third party debt service obligations under the New Credit Facilities and any replacement or other credit facilities. See "New Credit Facilities". The degree to which the Partnership is leveraged could have important consequences to the holders of the Units, including: (i) a portion of the Partnership's cash flow from operations will be dedicated to the payment of the principal of and interest on its indebtedness, thereby reducing funds available for distribution to the Fund; (ii) certain of the Partnership's borrowings will be at variable rates of interest, which exposes the Partnership to the risk of increased interest rates. The Partnership's ability to make scheduled payments of principal and interest on, or to refinance, its indebtedness will depend on its future operating performance and cash flow, which are subject to prevailing economic conditions, prevailing interest rate levels, and financial, competitive, business and other factors, many of which are beyond its control.

The New Credit Facilities will contain certain customary operating covenants that limit the discretion of Management with respect to certain business matters. These covenants will place restrictions on, among other things, the ability of the Partnership to incur additional indebtedness, to create liens or other encumbrances, to pay distributions or make certain other payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. A failure to comply with the obligations in the agreements in respect of the New Credit Facilities could result in an event of default which, if not cured or waived, could permit acceleration of the relevant indebtedness. If the indebtedness under the New Credit Facilities were to be accelerated, there can be no assurance that the Partnership's assets would be sufficient to repay in full that indebtedness.

The Partnership may need to refinance its available credit facilities or other debt and there can be no assurance that the Partnership will be able to do so or be able to do so on terms as favourable as those in place on the Closing. If the Partnership is unable to refinance these credit facilities or other debt, or is only able to refinance these credit facilities or other debt on less favourable and/or more restrictive terms, this may have a material adverse effect on the Partnership's financial position, which may result in a reduction or suspension of cash distributions to Unitholders. In addition, the terms of any new credit facility or debt may be less favourable or more restrictive that the terms of the existing credit facilities or other debt, which may indirectly limit or negatively impact the ability of the Fund to pay cash distributions.

Restrictions on Potential Growth

The payout by the Partnership of substantially all of its operating cash flow will make additional capital and operating expenditures dependent on increased cash flow or additional financing in the future. Lack of those funds could limit the future growth of the Partnership and its cash flow.

Tax Related Risks

The income of the Partnership, ATSOT and the Fund must be computed and will be taxed in accordance with Canadian tax laws, all of which may be changed in a manner that could adversely affect the amount of distributable cash. There can be no assurance that Canadian income tax laws respecting the treatment of mutual fund trusts will not be changed in a manner that adversely affects the holders of Units. If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described under the heading "Certain Canadian Federal Income Tax Considerations" would be materially and adversely different in certain respects. The Declaration of Trust provides that an amount equal to the taxable income of the Fund will be distributed each year to Unitholders in order to eliminate the Fund's taxable income and provides that additional Units may be distributed to Unitholders in lieu of cash distributions. Unitholders will generally be required to include an amount equal to the fair market value of those Units in their taxable income, in circumstances when they do not directly receive a cash distribution.

If the Fund ceases to qualify as a "mutual fund trust" under the Tax Act, the Units will cease to be qualified investments for Exempt Plans. The Fund will endeavour to ensure that the Units continue to be qualified investments

for Exempt Plans. The Tax Act imposes penalties for the acquisition or holding of non-qualified investments in such plans and there is no assurance that the conditions prescribed for such qualified investments will be adhered to at any particular time.

Finally, if the Fund ceases to qualify as mutual fund trust for purposes of the Tax Act, the Fund may be required to pay tax under Part XII.2 of the Tax Act. The payment of Part XII.2 tax by the Fund will affect the amount of cash available for distribution by the Fund and may have adverse consequences for Unitholders.

On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act that, if adopted, may cause the Fund to lose its status as a mutual fund trust in certain circumstances. Currently, a trust will not be considered to be a mutual fund trust if it is established or maintained primarily for the benefit of Non-residents unless all or substantially all of its property is property other than "taxable Canadian property" as defined in the Tax Act. Based on a certificate from the Fund, the Fund will adopt mechanisms to ensure that the Fund is not maintained primarily for the benefit of Non-residents. These draft amendments to the Tax Act provide that a trust would lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more Non-residents or Non-Canadian Partnerships (as defined herein) is more than 50% of the aggregate fair market value of all the units issued by a trust where more than 10% (based on fair market value) of the trust's property is taxable Canadian property or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of Units of the Fund were held by Non-residents and Non-Canadian Partnerships, the Fund would thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to implement certain measures proposed in September 16, 2004 draft amendments. However, such Notice did not include the above-mentioned proposal concerning mutual funds maintained primarily for the benefit of Non-residents. In addition, the Minister of Finance (Canada) announced on December 6, 2004 and in the 2005 Federal Budget that further discussions will be pursued with the private sector in this respect. A consultation paper was released by the Minister of Finance on September 8, 2005 and submissions are being accepted in connection with the economic and fiscal implications of flow-through entities until December 31, 2005. On September 19, 2005, the Minister of Finance requested the CRA to postpone issuing further advanced tax rulings in connection with flow-through entity structures such as income funds.

Trusts governed by registered pension plans, pension corporations and other "designated taxpayers" (but not trusts governed by Exempt Plans) may be subject to penalty taxes in respect of the holding of Units under the Proposed Amendments to the Tax Act announced in March 2004. However, in May 2004, the Minister of Finance (Canada) announced that the implementation of these proposals is suspended pending further consultation with interested parties, following which further legislative proposals will be announced. This was reiterated by the Minister of Finance (Canada) in September 2004 and in the 2005 Federal Budget. **Such investors should consult their own tax advisors before purchasing Units.**

Future Sales of Units by the Vendor

Upon the Closing, the Vendor will hold approximately 19.9% of the outstanding Units (assuming the exchange for Units of all of the Exchangeable LP Units). If the Vendor sells a substantial number of its Units in the public market, the market price of the Units could fall. The perception among the public that such sales may occur could also result in a reduction in the market price of the Units.

Ability to Recover from Vendor for Breaches of Acquisition Agreement

As described under "Principal Agreements – Acquisition Agreement", the Vendor will provide certain representations and warranties regarding the business of ATS Andlauer, the disclosure in this prospectus and certain other matters. Following the completion of the transfer of the Business to the Partnership, the Vendor will have sold a large portion of its assets and may distribute all or a substantial portion of the proceeds that it receives from such sale to its shareholders. In the event that the Partnership or the Fund suffers any loss as a result of a breach of the representations and warranties or any other term of the Acquisition Agreement by the Vendor, the Partnership may not be able to recover the amount of its entire loss from the Vendor. The Vendor may not have sufficient property to satisfy the Partnership's or the Fund's loss.

Conflicts of Interest

Certain directors of the GP are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP. See "Conflicts of Interest" and "Interests of Management and Others in Material Transactions".

Unitholder Limited Liability

The Declaration of Trust provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Fund or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Fund's assets. Pursuant to the Declaration of Trust, the Fund will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability. The Declaration of Trust provides that all contracts signed by or on behalf of the Fund must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Unitholders will also have the benefit of the *Trust Beneficiaries' Liability Act* (Ontario), which came into force in December 2004. However, the effect of the *Trust Beneficiaries' Liability Act* (Ontario) has not been considered by any courts to date and there remains a risk, which is considered by the Fund to be remote in the circumstances, that a Unitholder could be held personally liable despite such statements in the Declaration of Trust, for the obligations of the Fund to the extent that contractual, tax, statutory or tort claims are not satisfied out of the assets of the Fund.

Under limited partnership legislation, a limited partner taking part in the management of a limited partnership is potentially responsible for partnership liabilities as a general partner. The investment of the Fund in the Partnership is held through ATSOT and accordingly, the possibility of any such liability attaching to Unitholders is remote.

Distribution of Securities on Redemption or Termination of the Fund

Upon a redemption of Units or termination of the Fund, the Trustees may distribute Redemption Notes directly to Unitholders, subject to obtaining all required regulatory approvals. There is currently no market for the Redemption Notes that may be issued. In addition, any Redemption Notes that may be issued are not expected to be freely tradable and are not expected to be listed on any stock exchange. See "Description of the Fund – Redemption Right". Redemption Notes so distributed may not be qualified investments for trusts governed by Exempt Plans, depending upon the circumstances at the time.

The Fund May Issue Additional Units Diluting Existing Unitholders' Interests

The Declaration of Trust authorizes the Fund to issue an unlimited number of Units and Special Voting Units for such consideration and on such terms and conditions as shall be established by the Trustees without the approval of Unitholders. Additional Units will be issued by the Fund upon the exchange of the Exchangeable LP Units. Any further issuance of Units will dilute the interests of existing Unitholders. The Unitholders will have no pre-emptive rights in connection with such future issuances.

Restrictions on Certain Unitholders and Liquidity of Units

The Declaration of Trust imposes various restrictions on Unitholders. Non-resident Unitholders are prohibited from beneficially owning more than 49% of the Units (on a non-diluted and a fully diluted basis). These restrictions may limit (or inhibit the exercise of) the rights of certain persons, including non-residents of Canada and U.S. persons, to acquire Units, to exercise their rights as Unitholders and to initiate and complete take-over bids in respect of the Units. As a result, these restrictions may limit the demand for Units from certain Unitholders and thereby adversely affect the liquidity and market value of the Units held by the public.

PROMOTER

The Vendor has taken the initiative in founding and organizing the Fund and may therefore be considered to be a promoter of the Fund for the purposes of applicable securities legislation. See "Funding, Acquisition and Related Transactions" and "Interests of Management and Others in Material Transactions".

INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Except as otherwise disclosed in this prospectus, none of the Trustees, directors of the GP and senior officers of the GP and no associate or affiliate of any of them has a material interest in any transaction involving the Fund or in any proposed transaction which has materially affected or will materially affect the Fund, except for the following:

1. Michael Andlauer, a Trustee and a director and the President and Chief Executive Officer of the GP, is indirectly a shareholder of the Vendor, which is selling the Purchased Assets to the Partnership pursuant to the Acquisition. See "Funding, Acquisition and Related Transactions";

2. The Vendor will be party to a number of agreements with the Partnership and its affiliates on Closing and the completion of the Acquisition. See "Principal Agreements" and "Retained Interest and Exchange Rights".

3. ATS Andlauer provides transportation services to Concord, a wholly-owned subsidiary of the Vendor, and receives transportation services from Concord. During the year ended October 31, 2004, ATS Andlauer paid $3,783,000 in transportation costs to Concord and received transportation revenue of $1,106,000 from Concord. During the six months ended April 30, 2005, ATS Andlauer paid $571,000 in transportation costs to Concord and received transportation revenue of $1,564,000 from Concord. It is currently anticipated by Management that this business relationship will continue following Closing.

4. AMG, a majority shareholder of ATS Andlauer controlled by Mr. Andlauer, provides management services to ATS Andlauer. During the year ended October 31, 2004, ATS Andlauer paid $500,000 in management fees to AMG. During the six months ended April 30, 2005, ATS Andlauer paid $250,000 in management fees to AMG. This business relationship will terminate at Closing.

5. ATS Andlauer provides transportation services to Logisti-Solve Inc. ("**Logisti-Solve**"), a company controlled by Mr. Andlauer. During the year ended October 31, 2004, ATS Andlauer received $11,982,000 in transportation revenue from Logisti-Solve. During the six months ended April 30, 2005, ATS Andlauer received $5,590,000 in transportation revenue from Logisti-Solve. It is currently anticipated by Management that this business relationship will continue following Closing.

6. ATS Andlauer receives temporary labour services from Ready Staffing Solutions Inc. ("**Ready Staffing**"), a company controlled by Mr. Andlauer's spouse. ATS Andlauer paid $5,388,000 to Ready Staffing for such services in the year ended October 31, 2004. ATS Andlauer paid $3,914,000 to Ready Staffing for such services in the six months ended April 30, 2005. It is currently anticipated by Management that this business relationship will continue following Closing.

7. ATS Andlauer leases its Montréal terminal facilities from 9143-5271 Québec Inc., a company controlled by Mr. Andlauer. ATS Andlauer paid $150,000 in lease payments during the six months ended April 30, 2005. It is currently anticipated by Management that this business relationship will continue following Closing.

8. ATS Andlauer rents equipment from Andlauer Leasing Inc. ("**ALI**"), a company controlled by Mr. Andlauer. Lease payments to ALI aggregated $986,000 during the year ended October 31, 2004 and $392,000 during the six months ended April 30, 2005. It is currently anticipated by Management that this business relationship will continue following Closing.

9. ATS Andlauer provides transportation services to Associated Logistics Solutions Inc., a company controlled by Mr. Andlauer. Revenue for such services aggregated $2,610,000 in the fiscal year ended October 31, 2004 and $307,000 in the six months ended April 30, 2005. It is currently anticipated by Management that this business relationship will continue following Closing.

10. ATS Andlauer leases its Hamilton and Napanee terminal facilities from Andlauer Properties Inc., a company controlled by Mr. Andlauer. Lease payments totalled $72,000 for the year ended October 31, 2004 and $36,000 for the six months ended April 30, 2005. It is currently anticipated by Management that this business relationship will continue following Closing.

See also Notes 3, 6 and 8 to the financial statements of the Business included in this prospectus.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for the Fund by Burnet, Duckworth & Palmer LLP and for the Underwriters by Osler, Hoskin & Harcourt LLP.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditor of the Fund is Deloitte & Touche LLP, Halifax, Nova Scotia.

The registrar and transfer agent for the Units is CIBC Mellon Trust Company at its principal office in Toronto, Ontario.

CONFLICTS OF INTEREST

Certain directors of the GP are associated with other companies or entities, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have a material interest in any person who is a party to a material contract or proposed material contract with the GP are required, subject to certain exceptions, to disclose that interest and abstain from voting on any resolution to approve that contract. In addition, the directors are required to act honestly and in good faith with a view to the best interests of the GP. See "Risk Factors – Risks Relating to the Structure of the Fund and the Offering" and "Interests of Management and Others in Material Transactions".

PRIOR ISSUANCES

On August 22, 2005, the Fund issued one Unit for a total subscription price of $10. This Unit will be repurchased by the Fund concurrently with the Closing for its issue price and cancelled.

MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, entered into by the Fund or its subsidiaries during the past two years:

(a) the Declaration of Trust;

(b) the Acquisition Agreement;

(c) the Non-Competition Agreement;

(d) the employment agreements referred to under "Executive Compensation — Employment Agreements";

(e) the Securityholders Agreement;

(f) the Exchange Agreement;

(g) the Limited Partnership Agreement;

(h) the ATSOT Declaration of Trust;

(i) the Administration Agreement;

(j) the agreement required for the New Credit Facility;

(k) the Underwriting Agreement; and

(l) the LTIP.

Copies of these agreements, when executed, may be inspected at the offices of Burnet, Duckworth & Palmer LLP at First Canadian Place, 1400, 350 — 7th Avenue S.W., Calgary, Alberta T2P 3N9 during normal business hours during the period of distribution of the Units and for 30 days thereafter, or at any time after Closing on the SEDAR website at www.sedar.com.

PURCHASERS' STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus and any amendment thereto. In several of the provinces and territories, securities legislation further provides the purchaser with remedies for rescission or, in some jurisdictions, damages where the prospectus or any amendment contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of his or her province or territory. A purchaser should refer to any applicable provisions of the securities legislation of his or her province or territory for particulars of these rights or consult with a legal advisor.

GLOSSARY OF TERMS

In this prospectus, the following terms have the meanings set forth below:

"**1933 Act**" means the *United States Securities Act of 1933*, as amended;

"**Acquisition**" means the acquisition by the Partnership from the Vendor of the Purchased Assets and the assumption by the Partnership of certain related liabilities as more particularly described under "Principal Agreements — Acquisition Agreement";

"**Acquisition Agreement**" means the asset purchase and sale agreement to be entered into between the Partnership and the Vendor;

"**Adjusted EBITDA**" has the meaning given to it under "Definition of EBITDA, Adjusted EBITDA and Distributable Cash";

"**Administration Agreement**" means the administration agreement to be entered into between the Fund, ATSOT and the GP;

"**affiliate**" has the meaning given to it in Section 1.2 of National Instrument 45-106 — Prospectus and Registration Exemptions promulgated under the *Securities Act* (Ontario);

"**AMG**" means Andlauer Management Group Inc., a majority shareholder of ATS Andlauer controlled by Michael Andlauer;

"**associate**" has the meaning ascribed thereto in the *Securities Act* (Ontario);

"**ATS Andlauer**" or the "**Company**" means the Vendor when referring to events or transactions relating to the Business that occurred or will occur before completion of the Acquisition and means the Partnership when referring to events or transaction that will occur after completion of the Acquisition;

"**ATS Andlauer Entities**" means, and includes ATSOT, the GP, the Partnership, any of their affiliates and any other direct or indirect subsidiary of the Fund;

"**ATSOT**" means ATS Andlauer Operating Trust, a trust established under the laws of the Province of Ontario pursuant to the ATSOT Declaration of Trust;

"**ATSOT Declaration of Trust**" means the declaration of trust pursuant to which ATSOT was established, as the same may be amended, supplemented or restated from time to time. See "Description of ATSOT";

"**ATSOT Unitholders**" means, at the relevant time, the holders of the ATSOT Units;

"**ATSOT Units**" means the trust units of ATSOT;

"**Business**" means the Canadian transportation solutions business of the Vendor to be acquired by the Partnership;

"**business day**" means a day when banks are generally open for the transaction of business in Toronto, Ontario, other than a Saturday, Sunday or statutory or civic holiday;

"**CAGR**" means compound annual growth rate;

"**CBCA**" means the *Canada Business Corporations Act,* as amended, including the regulations promulgated thereunder;

"**Closing**" means the closing of the Offering;

"**Closing Date**" means the date of Closing;

"**Company**" or "**ATS Andlauer**" means the Vendor when referring to events or transactions relating to the Business that occurred or will occur before completion of the Acquisition and means the Partnership when referring to events or transactions that will occur after completion of the Acquisition;

"**Concord**" means Concord Transportation Inc., a wholly owned subsidiary of the Vendor;

"**CRA**" means Canada Revenue Agency;

"**Declaration of Trust**" means the declaration of trust pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time. See "Description of the Fund";

"**Deferred Income Plans**" means, collectively, trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans, each as defined in the Tax Act;

"**diluted basis**" means, for purposes of the Securityholders Agreement, the number of Units outstanding assuming the exchange of all Exchangeable LP Units;

"**distributable cash**" has the meaning given to it under "Definition of EBITDA, Adjusted EBITDA and Distributable Cash";

"**EBITDA**" has the meaning given to it under "Definition of EBITDA, Adjusted EBITDA and Distributable Cash";

"**Exchange Agreement**" means the exchange agreement to be entered into among the Fund, ATSOT, the Partnership, the GP and the Vendor providing for, among other things, the Exchange Rights, and demand and piggyback registration rights. See "Retained Interest and Exchange Rights";

"**Exchange Rights**" means the right of a holder of Exchangeable LP Units to exchange one Exchangeable LP Unit for one Unit by delivering such Exchangeable LP Unit in exchange for a Unit. See "Retained Interest and Exchange Rights";

"**Exchangeable LP Units**" means the exchangeable units of the Partnership held by the Vendor on the Closing Date;

"**Exchangeable Securities**" means the Exchangeable LP Units and any other securities that are exchangeable, directly or indirectly, for Units;

"**Existing Shareholders**" means AMG and Clarke Inc.;

"**Exempt Plans**" means, collectively, Deferred Income Plans and RESPs;

"**Fund**" means ATS Andlauer Income Fund, a trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust;

"**GP**" means ATS Andlauer Transportation Services GP Inc., a corporation incorporated under the CBCA;

"**GP Common Shares**" means the common shares in the capital of the GP;

"**GP Units**" means the ordinary general partner units of the Partnership held by the GP;

"**gross margin percentage**" means the result obtained by deducting cost of sales from revenue and dividing the remainder by revenue;

"**Limited Partnership Agreement**" means the limited partnership agreement, as amended, supplemented or restated from time to time, between the Vendor, the GP and ATSOT, by which the Partnership will be governed;

"**LP Units**" means, collectively, the Ordinary LP Units and the Exchangeable LP Units;

"**LTIP**" means the long-term incentive plan of the Partnership;

"**LTL**" means less-than-truckload;

"**LTM**" means the twelve month period ended April 30, 2005;

"**Management**" means senior management of the GP;

"**New Credit Facilities**" means the credit facilities to be entered into by the Partnership with a Canadian chartered bank on or before the Closing. See "New Credit Facilities";

"**Non-Canadian Partnership**" means a partnership that is not a "Canadian partnership" within the meaning of the Tax Act;

"**Non-Competition Agreement**" means the non-competition agreement to be entered into between the Fund, the Partnership, the GP and Michael Andlauer as more particularly described under "Principal Agreements — Non-Competition Agreement";

"**Non-resident**" means a non-resident of Canada within the meaning of the Tax Act;

"**Offering**" means the distribution of Units pursuant to this prospectus;

"**Ordinary LP Units**" means the ordinary limited partnership units of the Partnership;

"**Partnership**" means ATS Andlauer Transportation Services Limited Partnership, a limited partnership formed under the laws of the Province of Manitoba;

"**Partnership Special Resolution**" means a resolution of the partners of the Partnership passed with the consent of the holders of at least 66⅔% of the LP Units and GP Units, in the aggregate, voted on such resolution at a duly constituted meeting or by a written resolution of partners holding more than 66⅔% of the LP Units and GP Units, in the aggregate, entitled to vote at a duly constituted meeting;

"**Permitted Investments**" means: (i) obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution, the short-term debt or deposits of which have been rated at least "A" or the equivalent by Standard & Poor's, a division of The McGraw-Hill Company Inc., Moody's Investor Services, Inc. or Dominion Bond Rating Services Limited; and (iii) commercial paper rated at least "R-1" or the equivalent by Dominion Bond Rating Services Limited, in each case maturing not more than 180 days after the date of acquisition;

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity;

"**Proposed Amendments**" has the meaning given to it under "Certain Canadian Federal Income Tax Considerations";

"**Purchased Assets**" means the assets used in the Business to be acquired by the Partnership from the Vendor pursuant to the Acquisition upon the Closing as more particularly described under "Principal Agreements — Acquisition Agreement — Purchased Assets and Associated Liabilities";

"**Redemption Date**" means a date on which Units are surrendered for redemption;

"**Redemption Notes**" means unsecured, subordinated promissory notes that may be issued by the Fund (or a subsidiary of the Fund including ATSOT) in satisfaction of the redemption price for Units in certain circumstances, as further described under "Description of the Fund — Redemption Right";

"**Redemption Price**" has the meaning given to that term under "Description of the Fund — Redemption Right";

"**RESP**" means a registered education savings plan as defined in the Tax Act;

"**Securityholders Agreement**" means the agreement to be entered into among the Fund, ATSOT, the Partnership, the GP and the Vendor providing for, among other things, the governance of the GP;

"**Special Resolution**" means a resolution of the Voting Unitholders passed by not less than 66⅔% of the votes cast, either in person or by proxy, at a meeting of Voting Unitholders called for the purpose of approving such resolution, or approved in writing by the holders of not less than 66⅔% of the Voting Units entitled to vote on such resolution;

"**Special Voting Units**" means the special voting units of the Fund, issued to or for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein;

"**subsidiary**" has the meaning set out in the *Securities Act* (Ontario) and includes a partnership or other entity;

"**Tax Act**" means the *Income Tax Act* (Canada), as amended, including the regulations promulgated thereunder;

"**Tax Proposals**" has the meaning given to it under "Certain Canadian Federal Income Tax Considerations";

"**TL**" means truckload;

"**Trust Assets**" has the meaning given to that term in the Declaration of Trust;

"**Trustees**" mean the trustees of the Fund from time to time;

"**TSX**" means the Toronto Stock Exchange;

"**Underwriters**" means National Bank Financial Inc., RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc.;

"**Underwriting Agreement**" means the underwriting agreement among the Fund, ATSOT, the Partnership, the GP, the Vendor, AMG and the Underwriters;

"**Unit**" means a trust unit of the Fund other than a Special Voting Unit;

"**United States**" or "**U.S.**" means the United States, as defined in Rule 902(1) under Regulation S;

"**Unitholders**" means the holders of Units from time to time;

"**Vendor**" means ATS Andlauer Transportation Services Inc., a corporation incorporated under the CBCA and owned by the Existing Shareholders;

"**Vendor Group**" means, collectively, the Vendor and any Existing Shareholder and any shareholder, associate or affiliate of the Vendor or an Existing Shareholder, including any family member of a shareholder of a Vendor or an Existing Shareholder or any company, trust or other entity owned by or maintained for the benefit of any of such Persons;

"**Voting Units**" means the Units and the Special Voting Units; and

"**Voting Unitholders**" means the Unitholders and the holders of Special Voting Units.

INDEX TO FINANCIAL STATEMENTS

AUDITORS' CONSENT

We have read the prospectus of ATS Andlauer Income Fund (the "Fund") dated September 22, 2005 relating to the issue and sale of trust units of the Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above-mentioned prospectus of our report to the Trustees of the Fund on the balance sheet of the Fund as at August 22, 2005. Our report is dated August 22, 2005 (except as to note 3, which is as of September 22, 2005).

Halifax, Nova Scotia
September 22, 2005

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

AUDITORS' CONSENT

We have read the prospectus of ATS Andlauer Income Fund (the "Fund") dated September 22, 2005 relating to the issue and sale of trust units of the Fund. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to use in the above mentioned prospectus of our report to the directors of ATS Andlauer Transportation Services Inc. on the balance sheets of the Canadian transportation solutions business of ATS Andlauer Transportation Services Inc. as at October 31, 2004 and 2003 and the statements of income and cash flows for each of the years in the three year period ended October 31, 2004. Our report is dated June 23, 2005 (except as to note 10 which is as of September 22, 2005).

Burlington, Ontario
September 22, 2005

(Signed) SB PARTNERS LLP
Chartered Accountants

AUDITORS' REPORT

To the Trustees of ATS Andlauer Income Fund

We have audited the balance sheet of ATS Andlauer Income Fund as at August 22, 2005. This financial statement is the responsibility of the Fund's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, the balance sheet presents fairly, in all material respects, the financial position of the Fund as at August 22, 2005 in accordance with Canadian generally accepted accounting principles.

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

Halifax, Nova Scotia
August 22, 2005,
except as to note 3, which is as of September 22, 2005

ATS ANDLAUER INCOME FUND
BALANCE SHEET

As at August 22, 2005

ASSETS	
Cash	$10
UNITHOLDERS' EQUITY	
Unitholders' equity (note 2)	$10
Subsequent events (note 3)	

On behalf of the Fund, by its attorney, ATS Andlauer Transportation Services GP Inc.:

(Signed) "MICHAEL ANDLAUER"
Director

ATS ANDLAUER INCOME FUND
NOTES TO BALANCE SHEET

August 22, 2005

1. THE FUND

ATS Andlauer Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund has been created to invest in the freight transportation business, through an indirect acquisition of the controlling interest of ATS Andlauer Transportation Services Limited Partnership (the "Partnership") and its general partner, ATS Andlauer Transportation Services GP Inc. ("GP"), and such other investments as the Trustees may determine.

2. UNITHOLDERS' EQUITY

An unlimited number of Units and Special Voting Units may be created and issued pursuant to the Declaration of Trust. Each Unit, not including Special Voting Units, is transferable and represents an equal undivided beneficial interest in any distributions from the Fund, whether of net income, net realized capital gains or other amounts and in the net assets of the Fund in the event of termination or winding up of the Fund. Units and Special Voting Units entitle the holders thereof to one vote for each whole Unit or Special Voting Unit held at all meetings of Voting Unitholders.

The Partnership will issue Exchangeable LP Units in connection with the proposed transactions described in note 3. Exchangeable LP Units will be entitled to distributions equivalent to those for Units of the Fund and are transferable. The Exchangeable LP Units will be classified as a non-controlling interest of the Fund. The Exchangeable LP Units will be exchangeable for Units of the Fund and do not have any preferential rights to distributions.

The holders of Exchangeable LP Units will be issued Special Voting Units of the Fund, which entitle the holders thereof to vote in all votes of Voting Unitholders as if they were the holders of the number of Units that they would receive if all their Exchangeable LP Units were exchanged for Units.

The Fund issued an initial Unit on August 22, 2005 for cash proceeds of $10.

3. SUBSEQUENT EVENTS

The Fund filed a prospectus dated September 22, 2005 relating to the initial public offering of Units of the Fund (the "Offering").

Concurrent with the closing of the Offering, the Fund will use the gross proceeds of the Offering of $93,242,000 to capitalize the ATS Andlauer Operating Trust (the "Trust") by subscribing for Trust Units for $93,242,000.

The Trust will use the proceeds from the issuance of the Trust Units to subscribe for 9,324,200 Ordinary LP Units of the Partnership for $93,242,000.

The Partnership will use the proceeds of $93,242,000 from the issuance of Ordinary LP Units and will draw down approximately $11,200,000 under new credit facilities to pay the expenses of the Offering estimated to be $8,500,000 and to acquire substantially all of the assets and assume certain liabilities of the Canadian transportation solutions business of ATS Andlauer Transportation Services Inc. (the "Vendor") (the "Acquisition"). As consideration for the Acquisition, the Partnership will pay $95,942,000 in cash, and issue 2,316,442 Exchangeable LP Units to the Vendor.

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Trustees of ATS Andlauer Income Fund

We have read the accompanying unaudited pro forma consolidated balance sheet of ATS Andlauer Income Fund (the "Fund") as at June 30, 2005 and unaudited pro forma consolidated statements of operations for the six months then ended and for the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned "The Fund Historical" to the audited balance sheet of the Fund as at August 22, 2005 and found them to be in agreement.

2. Compared the figures in the columns captioned "ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) Historical" to the unaudited financial statements of ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) as at April 30, 2005 and for the six months then ended and the audited financial statements of ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) for the year ended October 31, 2004, respectively, and found them to be in agreement.

3. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the applicable requirements of the various securities commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the applicable requirements of the various securities commissions and similar regulatory authorities in Canada.

4. Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned "The Fund Historical" and "ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) Historical" as at June 30, 2005 and for the six months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned "The Fund Pro Forma Consolidated" to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Halifax, Nova Scotia
September 22, 2005

(Signed) DELOITTE & TOUCHE LLP
Chartered Accountants

ATS ANDLAUER INCOME FUND

PRO FORMA CONSOLIDATED BALANCE SHEET
(Unaudited — See Compilation Report)
As at June 30, 2005
(in thousands of dollars)

	The Fund Historical $	ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) Historical $	Pro Forma Adjustments (Note 3) $	The Fund Pro Forma Consolidated $
ASSETS				
Current				
Cash and cash equivalents	—	1,403	(1,403)[a]	—
Accounts receivables	—	23,460	—	23,460
Prepaid expenses and deposits	—	980	—	980
	—	25,843	(1,403)	24,440
Capital assets	—	2,280	—	2,280
Goodwill	—	—	37,569 [e]	37,569
Intangible assets	—	—	65,600 [e]	65,600
	—	28,123	101,766	129,889
LIABILITIES				
Accounts payable and accrued liabilities	—	10,783	—	10,783
Long-term debt	—	—	11,200 [d]	11,200
Non-controlling interest				
ATS Andlauer Transportation Services Limited Partnership Exchangeable LP Units	—	—	23,164 [c]	23,164
	—	10,783	34,364	45,147
EQUITY				
Unitholders' capital accounts	—	—	84,742 [b][c]	84,742
Divisional equity	—	17,340	(17,340)[e]	—
	—	17,340	67,402	84,742
	—	28,123	101,766	129,889

The accompanying notes are an integral part of these financial statements

ATS ANDLAUER INCOME FUND

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited — See Compilation Report)
For the six month period ended June 30, 2005
(in thousands of dollars except per Unit amounts)

	The Fund Historical $	ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) Historical $	Pro Forma Adjustments (Note 4) $	The Fund Pro Forma Consolidated $
Revenue	—	81,688	—	81,688
Cost of sales	—	52,500	—	52,500
Gross margin	—	29,188	—	29,188
Expenses				
Administrative	—	4,727	2,004 [(a)(e)]	6,731
Terminal	—	14,077	—	14,077
Selling	—	2,457	—	2,457
Interest	—	—	238 [(b)]	238
	—	21,261	2,242	23,503
Income before non-controlling interest and income taxes	—	7,927	(2,242)	5,685
Non-controlling interest	—	—	1,131 [(d)]	1,131
Income before income taxes	—	7,927	(3,373)	4,554
Provision for income taxes	—	2,790	(2,790)[(c)]	—
Net income for the period	—	5,137	(583)	4,554
Net income per Unit				0.49

The accompanying notes are an integral part of these financial statements

ATS ANDLAUER INCOME FUND

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited — See Compilation Report)
For the year ended December 31, 2004
(in thousands of dollars except per Unit amounts)

	The Fund Historical $	ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) Historical $	Pro Forma Adjustments (Note 4) $	The Fund Pro Forma Consolidated $
Revenue	—	127,871	—	127,871
Cost of sales	—	80,836	—	80,836
Gross margin	—	47,035	—	47,035
Expenses				
Administrative	—	8,681	4,047 (a)(e)	12,728
Terminal	—	22,426	—	22,426
Selling	—	4,771	—	4,771
Interest	—	—	476 (b)	476
	—	35,878	4,523	40,401
Income before non-controlling interest and income taxes	—	11,157	(4,523)	6,634
Non-controlling interest	—	—	1,320 (d)	1,320
Income before income taxes	—	11,157	(5,843)	5,314
Provision for income taxes	—	4,010	(4,010)(c)	—
Net income for the period	—	7,147	(1,833)	5,314
Net income per Unit				0.57

The accompanying notes are an integral part of these financial statements

ATS ANDLAUER INCOME FUND

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited — See Compilation Report)
As at June 30, 2005 and for the six months ended June 30, 2005 and the year ended December 31, 2004
(in thousands of dollars, except per Unit amounts)

1. THE FUND

ATS Andlauer Income Fund (the "Fund") is an unincorporated open-ended trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund has been created to invest in the freight transportation business, through an indirect acquisition of the controlling interest of ATS Andlauer Transportation Services Limited Partnership ("LP") and its general partner, ATS Andlauer Transportation Services GP Inc. ("GP") (collectively, the "Partnership"), and such other investments as the Trustees may determine.

2. BASIS OF PRESENTATION AND PROPOSED TRANSACTIONS

The accompanying unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated statements of operations of the Fund (collectively the "pro forma consolidated financial statements") have been prepared by management of the Fund using the accounting principles disclosed in the financial statements of the Canadian transportation solutions business (the "Division") of ATS Andlauer Transportation Services Inc. The unaudited pro forma consolidated financial statements may not be indicative of the financial position and results of operations that would have occurred if the transactions had taken place on the dates indicated or of the financial position or results of operations which may be obtained in the future. The unaudited pro forma consolidated financial statements are not a forecast or projection of future results. The actual financial position and results of operations of the Fund for any period following the closing of the transactions contemplated by this prospectus will likely vary from the amounts set forth in the unaudited pro forma consolidated financial statements and such variation may be material. The unaudited pro forma consolidated financial statements should be read in conjunction with the audited balance sheet of the Fund as at August 22, 2005 and the audited financial statements of the Canadian transportation solutions business of ATS Andlauer Transportation Services Inc. for the year ended October 31, 2004.

The unaudited pro forma consolidated balance sheet of the Fund as at June 30, 2005 has been prepared from information derived from the audited balance sheet of the Fund as at August 22, 2005, the unaudited interim balance sheet of the Division as at April 30, 2005, and the adjustments and assumptions outlined below. The unaudited pro forma consolidated statements of operations of the Fund have been prepared from information derived from the unaudited statement of operations of the Division for the six month period ended April 30, 2005 and the audited statement of operations of the Division for the year ended October 31, 2004. The Fund has filed a prospectus for an initial public offering of its units (the "Offering"). Concurrent with the closing of the Offering, the Fund will use the gross proceeds of the Offering to capitalize the ATS Andlauer Operating Trust (the "Trust") which will then acquire all of the Ordinary LP Units in ATS Andlauer LP and all of the common shares in GP. The Partnership will use the proceeds from the issuance of its Ordinary LP Units and common shares, and will draw down approximately $11,200 under new credit facilities to pay the expenses of the Offering and to acquire certain assets and assume certain liabilities of ATS Andlauer Transportation Services Inc., (the "Vendor") (the "Acquisition"). As consideration for the Acquisition, the Partnership will pay cash and issue Exchangeable LP Units to the Vendor. A Canadian chartered bank has agreed to provide to the Partnership, a $15,000 revolving new credit facility to finance general operating requirements and to assist with the financing of the acquisition of assets of the Vendor, as well as a $4,000 revolving new credit facility to finance future leases of operational assets (the "New Credit Facilities"). Collateral for the New Credit Facilities will be a first security interest on substantially all of the Partnership's assets including accounts receivable. Interest on the New Credit Facilities will vary, depending on certain financial ratios, between the lender's prime rate plus 0% and 0.75% or between the bankers' acceptance rate plus 1.5% and 2.25%.

3. UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET OF THE FUND

The following assumptions and adjustments have been made to reflect the proposed transactions described in note 2 as if the transactions had occurred on June 30, 2005:

(a) Cash received and paid in connection with the transactions in (b), (c), (d), and (e) below.

(b) The issuance of 9,324,200 Units of the Fund for total proceeds of $93,242 on closing of the Offering.

(c) The payment of the underwriters fee and other costs of the Offering, estimated to be $8,500.

(d) $11,200 drawings on the New Credit Facilities as described in note 2.

(e) The Acquisition was accounted for using the purchase method with the assets acquired and liabilities assumed recorded at their preliminary estimates of fair value. The final allocation of the purchase price will be based on the assets acquired and liabilities assumed

at the effective date of the Acquisition based upon an independent asset valuation. The preliminary allocation of the consideration is as follows:

Net assets acquired	
Net working capital	$ 13,657
Property and equipment	2,280
Goodwill	37,569
Intangible assets	65,600
	$119,106
Consideration	
Cash from the Offering and New Credit Facilities	$ 95,942
ATS Andlauer LP Exchangeable LP Units	23,164
	$119,106

As a result of the Acquisition, amortization expense would increase for intangible assets by $2,023 and $4,047 for the six month period ended June 30, 2005 and the year ended December 31, 2004, respectively.

Net working capital acquired on the Acquisition includes accounts receivable, prepaid expenses and deposits, and accounts payable and accrued liabilities, the carrying value of which approximate their fair values.

4. UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS OF THE FUND

The unaudited pro forma consolidated statements of operations of the Fund for the six month period ended June 30, 2005 and the year ended December 31, 2004 have been prepared assuming that the Fund was in operation during the periods and as if the proposed transactions described in note 2 had occurred on January 1, 2004. The unaudited pro forma consolidated statements of operations of the Fund reflect the following assumptions and adjustments to the expenses of the Fund:

(a) The elimination of finance charges and interest on the line of credit from ATS Andlauer Transportation Services Inc. which will not be assumed by the Partnership.

(b) The increase in interest expense to reflect interest at 4.25% per annum on the New Credit Facilities as if the New Credit Facilities described in note 3(d) had been drawn at January 1, 2004.

(c) As the Fund is committed to distribute to its unitholders all, or virtually all, of its taxable income that would otherwise be taxable to it, the Fund itself will not be subject to income taxes. Although certain entities of the Fund will be subject to capital taxes, income taxes and future income taxes, these are not expected to be significant, and no provision for such taxes has been reflected in these statements.

(d) The allocation to the non-controlling interest of the 19.9% equity proportion of earnings related to the retained interest of the Vendor.

(e) Additional amortization of property and equipment and intangible assets as described in note 3(e).

(f) The incremental general and administrative costs of the Fund for the year ended December 31, 2004, including audit fees, legal fees, transfer agent fees, unitholder communication costs, investor relations costs, trustee and director fees and any costs associated with regulatory filings have been estimated to be $700 (for the six months ended June 30, 2005 — $350). These amounts have not been reflected in the pro forma consolidated statement of operations.

To the Directors of
ATS Andlauer Transportation Services Inc.

Auditors' Report

We have audited the balance sheets of the Canadian transportation solutions business (the "Division") of ATS Andlauer Transportation Services Inc. as at October 31, 2004 and 2003 and the statements of income, equity and cash flows for each of the years in the three year period ended October 31, 2004. These financial statements are the responsibility of the Division's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Division as at October 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three year period ended October 31, 2004 in accordance with Canadian generally accepted accounting principles.

June 23, 2005,
except as noted in Note 10 which is as of September 22, 2005

(Signed) SB PARTNERS LLP
Chartered Accountants

ATS ANDLAUER TRANSPORTATION SERVICES INC.

CANADIAN TRANSPORTATION SOLUTIONS BUSINESS

DIVISIONAL BALANCE SHEETS

(in thousands of dollars)

	April 30, 2005	October 31,	
		2004	2003
	(Unaudited)		
ASSETS			
Current assets			
Cash and cash equivalents	$ 1,403	$ 2,321	$ 2,888
Accounts receivable (Note 3)	23,460	19,778	18,426
Prepaids and deposits	980	1,377	665
	25,843	23,476	21,979
Capital assets (Note 4)	2,280	2,551	2,625
	$28,123	$26,027	$24,604
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities (Note 6)	$10,783	$12,160	$ 6,997
DIVISIONAL EQUITY			
Divisional equity	17,340	13,867	17,607
	$28,123	$26,027	$24,604

Approved on Behalf of the Board

(signed) "MICHAEL ANDLAUER"
Director

(signed) "CHARLES ROBERT BROGAN"
Director

The accompanying notes are an integral part of the financial statements.

ATS ANDLAUER TRANSPORTATION SERVICES INC.

CANADIAN TRANSPORTATION SOLUTIONS BUSINESS

DIVISIONAL STATEMENTS OF INCOME AND DIVISIONAL EQUITY
(in thousands of dollars)

	Six months ended April 30,		Year Ended October 31,		
	2005	2004	2004	2003	2002
	(Unaudited)				
Revenue	$81,688	$59,426	$127,871	$104,679	$93,962
Cost of sales	52,500	36,062	80,836	63,021	54,939
Gross margin	29,188	23,364	47,035	41,658	39,023
Expenses					
Administrative	4,727	4,292	8,681	7,721	7,479
Terminal	14,077	10,593	22,426	18,606	17,632
Selling	2,457	2,174	4,771	3,237	2,588
	21,261	17,059	35,878	29,564	27,699
Divisional income before income taxes	7,927	6,305	11,157	12,094	11,324
Provision for income taxes	2,790	2,270	4,010	4,440	4,410
Divisional income for the period	5,137	4,035	7,147	7,654	6,914
Divisional equity, beginning of period	13,867	17,607	17,607	9,171	9,275
Interdivisional equity transfer	(1,664)	(7,344)	(10,887)	782	(7,018)
Divisional equity, end of period	$17,340	$14,298	$ 13,867	$ 17,607	$ 9,171

The accompanying notes are an integral part of the financial statements.

ATS ANDLAUER TRANSPORTATION SERVICES INC.

CANADIAN TRANSPORTATION SOLUTIONS BUSINESS

DIVISIONAL STATEMENTS OF CASH FLOWS

(in thousands of dollars)

	Six months ended April 30,		Year ended October 31,		
	2005	2004	2004	2003	2002
	(Unaudited)				
Cash flows from operating activities					
Net income for the period	$ 5,137	$ 4,035	$ 7,147	$ 7,654	$ 6,914
Charges not involving cash					
— Amortization	263	283	593	865	756
	5,400	4,318	7,740	8,519	7,670
Net change in accounts receivable	(3,683)	1,534	(1,352)	(3,501)	(3,290)
Net change in accounts payable and accrued liabilities	(1,374)	459	5,163	(3,193)	2,640
Net change in other operating working capital balances	397	123	(712)	(258)	(13)
Cash flows from operating activities	740	6,434	10,839	1,567	7,007
Cash flows from investing activities					
Purchase of capital assets	(14)	(129)	(519)	(718)	(870)
Proceeds on disposal of capital assets	20	—	—	—	—
Interdivisional equity transfer	(1,664)	(7,344)	(10,887)	782	(7,018)
Cash flows from (used in) investing activities	(1,658)	(7,473)	(11,406)	64	(7,888)
Net increase (decrease) in cash and cash equivalents	(918)	(1,039)	(567)	1,631	(881)
Cash and cash equivalents, beginning of period	2,321	2,888	2,888	1,257	2.138
Cash and cash equivalents, end of period	$ 1,403	$ 1,849	$ 2,321	$ 2,888	$ 1,257
Supplemental Information					
Income taxes paid	$ 2,790	$ 2,270	$ 4,010	$ 4,440	$ 4,410
Interest paid	—	—	—	—	—

The accompanying notes are an integral part of the financial statements.

ATS ANDLAUER TRANSPORTATION SERVICES INC.
CANADIAN TRANSPORTATION SOLUTIONS BUSINESS

NOTES TO FINANCIAL STATEMENTS
(all amounts are in thousands of dollars, and amounts as at April 30, 2005 and for the periods ended April 30, 2005 and 2004 are unaudited)

1. Basis of presentation

Basis of accounting

These divisional financial statements represent the assets, liabilities, revenue and expenses of the Canadian transportation solutions business (the "Division") of ATS Andlauer Transportation Services Inc. (the "Company"). The following items have been removed from the balance sheet and income statement of the Company to form the Division's financial statements.

	April 30, 2005	October 31, 2004	October 31, 2003
	(Unaudited)		
Assets:			
Income taxes recoverable	$1,408	$ —	$ 82
Investments	12,164	12,164	—
Liabilities:			
Management bonuses and benefits payable	4,780	4,287	11,227
Management fees payable	3,888	2,266	—
Income tax payable	—	1,109	—
Director and related party loans	7,171	3,904	6,210
Preferred share obligation	1,860	1,860	1,302
Equity:			
Common shares	11,607	11,607	1

	Six months ended April 30, 2005	Six months ended April 30, 2004	Year ended October 31, 2004	Year ended October 31, 2003	Year ended October 31, 2002
	(Unaudited)				
Revenue:					
Interest income	—	—	44	226	271
Expenses:					
Management bonuses and benefits	$4,780	$4,720	$5,287	$12,227	$11,389
Management fees	2,050	2,024	2,266	—	—
Interest on director loan	139	150	377	—	—

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year. In the opinion of management, all adjustments necessary for a fair presentation are reflected in the interim periods. Such adjustments are of a normal and recurring nature. Historically, the Division has had higher deliveries during the fourth quarter compared to the first three quarters of the fiscal year, therefore generating higher revenue and gross margin in the final quarter.

2. Significant accounting policies

Capital assets and amortization

Capital assets are recorded at acquisition cost. Amortization is provided as follows:

Computer equipment	30% declining balance
Furniture	20% declining balance
Leasehold improvements	term of the lease
Pickup and delivery equipment	20% declining balance

Revenue recognition

Revenue is recognized by the Division at the time goods to be shipped are received from customers at the shipping terminal. It is the Division's policy to recognize revenue on this basis as goods are generally received and shipped from the terminal in the same day.

Income taxes

The Division's results of operations are included in the income tax returns filed for the Company. The Division's income tax provision and future income tax balances have been determined for financial statement purposes as if the Division was a standalone entity and filed separate tax returns. There are no significant differences between the statutory tax rates and the Division's effective tax rate.

The Division provides for income taxes using the liability approach whereby future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the tax rates and laws that will be in effect when the differences are expected to reverse. Future income taxes are adjusted to reflect the effects of enacted or substantively enacted changes in tax laws or tax rates. Valuation allowances are established when necessary to reduce future income tax assets to the amounts expected to be realized. As there are no significant temporary differences between the financial reporting and tax base of assets and liabilities, no future income tax balances have been reported.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the period. Actual results could differ from those estimates. The more significant accounting estimates relate to revenue adjustments.

3. **Accounts receivable**

	April 30, 2005	October 31, 2004	October 31, 2003
	(Unaudited)		
Accounts receivable	$21,253	$17,874	$15,315
Accounts receivable — Logisti-Solve Inc. (a commonly controlled company)	1,654	1,772	2,273
Accounts receivable — Associated Logistics Solutions Inc. (a commonly controlled company)	553	132	838
	$23,460	$19,778	$18,426

4. **Capital assets**

April 30, 2005	Cost	Accumulated Amortization	Net
		(Unaudited)	
Computer equipment	$ 479	$ 445	$ 34
Furniture	1,312	668	644
Leasehold improvements	2,901	2,233	668
Pickup and delivery equipment	2,527	1,593	934
	$7,219	$4,939	$2,280

October 31, 2004	Cost	Accumulated Amortization	Net
Computer equipment	$ 479	$ 439	$ 40
Furniture	1,312	596	716
Leasehold improvements	2,901	2,151	750
Pickup and delivery equipment	$2,552	$1,507	$1,045
	$7,244	$4,693	$2,551

October 31, 2003	Cost	Accumulated Amortization	Net
Computer equipment	$ 479	$ 421	$ 58
Furniture	1,095	444	651
Leasehold improvements	2,790	1,964	826
Pickup and delivery equipment	2,360	1,270	1,090
	$6,724	$4,099	$2,625

5. **Operating line of credit**

In 2004, the Company, in conjunction with Concord Transportation Inc. (a wholly owned subsidiary), entered into a credit facility agreement providing a consolidated borrowing limit of $4,000. The operating line is secured by a general security agreement covering all assets of both companies and the personal guarantee of a Director of the Company.

In 2003, the Company had entered into a credit facility agreement whereby the Company could borrow up to $1,500. The operating line was secured by a general security agreement covering all assets of the Company and the personal guarantee of a Director of the Company.

6. Accounts payable and accrued liabilities

	April 30, 2005	October 31, 2004	October 31, 2003
	(Unaudited)		
Accounts payable and accrued liabilities	$ 9,558	$10,884	$5,996
Accounts payable — Ready Staffing Solutions (controlled by an individual related to the controlling shareholder)	506	810	444
G.S.T. payable	719	466	557
	$10,783	$12,160	$6,997

7. Operating lease commitments

Future minimum payments for operating leases that have initial or remaining terms of one year or more consisted of the following amounts:

	Premises	Equipment
2005	$ 8,711	$1,474
2006	8,170	1,115
2007	7,244	541
2008	6,539	418
2009	5,880	352
Thereafter	24,447	851
	$ 60,991	$4,751

8. Related party transactions

During the period, the Division entered into transactions with related parties. These transactions, accounted for at their exchange amount, are as follows:

	Six months ended April 30, 2005	Six months ended April 30, 2004	Year ended October 31, 2004	Year ended October 31, 2003	Year ended October 31, 2002
	(Unaudited)				
Paid transportation costs to Concord Transportation Inc. (a wholly owned subsidiary of the Company)	$ 571	$ 117	$3,783	$ —	$ —
Transportation revenue received from Concord Transportation Inc. (a wholly owned subsidiary of the Company)	1,564	—	1,106	—	—
Paid management fees to Andlauer Management Group Inc. (majority shareholder)	250	250	500	1,058	789
Paid for labour from Ready Staffing Solutions Inc. (controlled by an individual related to the controlling shareholder)	3,914	2,453	5,388	3,970	2,984
Paid lease payments to 9143-5271 Quebec Inc.	150	—	—	—	—
Paid rent for use of equipment from Andlauer Leasing Inc.	392	511	986	1,199	1,159
Received transportation revenue from Associated Logistics Solutions Inc.	307	909	2,610	2,945	2,895
Received transportation revenue from Logisti-Solve Inc.	5,590	5,891	11,982	10,548	10,165
Paid rent to Andlauer Properties Inc.	36	36	72	104	285
Paid rent to Andlauer Management Group Inc. (majority shareholder)	—	—	—	130	740
Paid rent to Logisti-Solve Inc.	—	—	—	—	202

Related parties are commonly controlled companies unless otherwise noted.

Commencing April 2004, Concord Transportation Inc. (a wholly owned subsidiary of the Company) eliminated branches at selected locations where the Division had an existing branch. During the process of eliminating branches, service to customers that were determined to be unprofitable was also phased out.

As a result of the elimination of these branches, customers serviced by Concord Transportation Inc. were serviced thereafter by the Division. Management has represented that revenue totaling $5,694 were reported by the division from April 1, 2004 through October 31, 2004 relating to customers from the eliminated branches that were serviced by Concord Transportation Inc. previous to April 1, 2004. Management has asserted that the selected branch operations of the subsidiary were fully integrated with the Division effective November 1, 2004, and as such, revenue related to customers previously associated with the selected branches of the subsidiary is not determinable for the period ending April 30, 2005.

9. Financial instruments

The Division's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities, and are considered to be shown at fair value. Unless otherwise noted, it is management's opinion that the Division is not exposed to significant interest or currency risks.

Financial instruments that potentially subject the Division to concentrations of credit risk consist principally of accounts receivable. The Division performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers.

Potential credit risk can arise through industry conditions but as the Division is set apart from other companies in the industry, it is management's opinion that the risk is low. Concentration of credit risk with respect to trade receivables is limited due to the large number of customers comprising the Division's customer base. As of April 30, 2005, the Division had no significant concentrations of credit risk.

10. Subsequent events

On September 22, 2005, ATS Andlauer Income Fund (the "**Fund**") filed a prospectus relating to the initial public offering of trust units of the Fund (the "**Offering**"). The Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario pursuant to a declaration of trust dated August 22, 2005. The Fund has been created to invest, indirectly, in the Canadian transportation solutions business, through an indirect acquisition of the controlling interest of ATS Andlauer Transportation Services Limited Partnership and its general partner ATS Andlauer Transportation Services GP Inc. Concurrent with the closing of the Offering, ATS Andlauer Transportation Services Limited Partnership will acquire substantially all of the assets and assume substantially all of the liabilities of the Division.

CERTIFICATES OF THE FUND AND THE PROMOTER

Dated: September 22, 2005

The foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this Prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part II of the *Securities Act* (Prince Edward Island), by Section 63 of the *Securities Act* (Nova Scotia), by Part 6 of the *Securities Act* (New Brunswick), by Part XIV of the *Securities Act* (Newfoundland and Labrador), by Part 3 of the *Securities Act* (Yukon), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Nunavut), and the respective regulations thereunder. This prospectus, as required by the *Securities Act* (Québec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

ATS ANDLAUER INCOME FUND
by its attorney
ATS Andlauer Transportation Services GP Inc.

By: (signed) MICHAEL ANDLAUER
President and Chief Executive Officer

By: (signed) BRIAN MASCARENHAS
Vice-President, Finance and Chief Financial Officer

On behalf of the Board of Directors

By: (signed) MICHAEL ANDLAUER
Director

On behalf of the Promoter

ATS ANDLAUER TRANSPORTATION SERVICES INC.

By: (signed) MICHAEL ANDLAUER
Chief Executive Officer

CERTIFICATE OF THE UNDERWRITERS

Dated: September 22, 2005

To the best of our knowledge, information and belief, the foregoing constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by Part 9 of the *Securities Act* (British Columbia), by Part 9 of the *Securities Act* (Alberta), by Part XI of *The Securities Act, 1988* (Saskatchewan), by Part VII of *The Securities Act* (Manitoba), by Part XV of the *Securities Act* (Ontario), by Part II of the *Securities Act* (Prince Edward Island), by Section 64 of the *Securities Act* (Nova Scotia), by Part 6 of the *Securities Act* (New Brunswick), by Part XIV of the *Securities Act* (Newfoundland and Labrador), by Part 3 of the *Securities Act* (Yukon), by the *Securities Act* (Northwest Territories), by the *Securities Act* (Nunavut), and the respective regulations thereunder. To our knowledge, this prospectus, as required by the *Securities Act* (Québec) and the regulations thereunder, does not contain any misrepresentation that is likely to affect the value or the market price of the securities to be distributed.

NATIONAL BANK FINANCIAL INC.	**RBC DOMINION SECURITIES INC.**	**TD SECURITIES INC.**
By: (signed) PETER JELLEY	By: (signed) WILLIAM WONG	By: (signed) PETER GIACOMELLI

CIBC WORLD MARKETS INC.

By: (signed) FRANCIS MASON

SCOTIA CAPITAL INC.

By: (signed) STEPHEN BURLETON

HSBC SECURITIES (CANADA) INC.

By: (signed) JEFFREY B. ALLSOP





ATS AMBIANT DELIVERY PROCESS
TEMPERATURE DATA
COOL CHAIN ASSESSMENT
TEMPERATURE MANAGEMENT
ats.ca
WHO'S DELIVERING YOUR FUTURE?



UNDERWRITING AGREEMENT

September 22, 2005

ATS Andlauer Income Fund
ATS Andlauer Operating Trust
ATS Andlauer Transportation Services GP Inc.
ATS Andlauer Transportation Services Limited Partnership
ATS Andlauer Transportation Services Inc.
Andlauer Management Group Inc.

190 Attwell Drive, Suite 600
Etobicoke, Ontario
M9W 6H8

The undersigned, National Bank Financial Inc. ("Lead Underwriter") and RBC Dominion Securities Inc., TD Securities Inc., CIBC World Markets Inc., Scotia Capital Inc. and HSBC Securities (Canada) Inc. (collectively, the "Underwriters" and each individually an "Underwriter") understand that ATS Andlauer Income Fund (the "Fund") proposes to issue and sell to the Underwriters 9,324,200 trust units of the Fund (the "Purchased Units"), which Purchased Units shall have the material attributes described in and contemplated by the Final Prospectus (as defined below) dated September 22, 2005 and executed concurrently with the execution and delivery of this Agreement.

The Underwriters propose to distribute the Purchased Units in Canada pursuant to the Final Prospectus, all in the manner contemplated by this Agreement.

Based on the foregoing, and subject to the terms and conditions contained in this Agreement, the Underwriters severally, on the basis of the percentages set forth in section 19 of this Agreement, and not jointly, agree to purchase from the Fund, and by its acceptance hereof, the Fund agrees to sell to the Underwriters, the Purchased Units on the Closing Date (as defined below) at a price of $10.00 per Purchased Unit for all but not less than all of the Purchased Units (the "Purchase Price").

In consideration of the Underwriters' agreement to purchase the Purchased Units which will result from the acceptance by the Fund of this offer and in consideration of the services to be rendered by the Underwriters in connection therewith, the Fund agrees to pay to the Underwriters a fee of $0.60 per Purchased Unit (the "Underwriting Fee"). Such fee shall be due and payable at the Closing Time (as defined below) against payment for the Purchased Units.

DEFINITIONS

In this Agreement:

> **"Acquisition"** means the acquisition by the Partnership from the Vendor of the Purchased Assets and the assumption by the Partnership of certain related liabilities;
>
> **"Acquisition Agreement"** means the asset purchase and sale agreement to be entered into between the Partnership and the Vendor;

"Administration Agreement" means the administration agreement to be entered into between the Fund, ATSOT and the GP;

"Affiliate", **"distribution"**, **"material change"**, **"material fact"**, **"misrepresentation"**, and **"subsidiary"** have the respective meanings given to them in the *Securities Act* (Ontario);

"Agreement" means the agreement resulting from the acceptance by the Fund of the offer made by the Underwriters by this letter;

"AMG" means Andlauer Management Group Inc., a majority shareholder of the Vendor controlled by Michael Andlauer;

"ATSOT" means ATS Andlauer Operating Trust, a trust established under the laws of the Province of Ontario pursuant to the ATSOT Declaration of Trust;

"ATSOT Declaration of Trust" means the declaration of trust pursuant to which ATSOT was established, as the same may be amended, supplemented or restated from time to time;

"ATSOT Trustees" means the trustees of ATSOT, from time to time;

"ATSOT Units" means the trust units of ATSOT;

"Business" means the Canadian transportation solutions business of the Vendor to be acquired by the Partnership pursuant to the Acquisition Agreement;

"Business Day" means any day, other than a Saturday or Sunday, on which banks in Toronto, Ontario are open for commercial banking business during normal banking hours;

"Canadian Securities Laws" means all applicable securities laws in each of the Qualifying Provinces and the respective rules, regulations, blanket orders and blanket rulings under such laws together with applicable published policies, policy statements and notices of the securities regulatory authorities in the Qualifying Provinces;

"Canadian Securities Regulators" means the applicable securities commission or securities regulatory authority in each of the Qualifying Provinces;

"CBCA" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder;

"Claim" has the meaning given to it in section 15(a);

"Closing" means the completion of the issue and sale by the Fund of the Purchased Units and the purchase by the Underwriters of the Purchased Units pursuant to this Agreement;

"Closing Date" means September 30, 2005 or such other date as the Fund and the Underwriters may agree upon in writing or as may be changed pursuant to section 7 but in any event shall not be later than October 31, 2005;

"Closing Time" means 8:00 a.m. (Toronto time) on the Closing Date;

"Continuing Underwriters" has the meaning given to it in section 19(a);

"Declaration of Trust" means the declaration of trust pursuant to which the Fund was established, as the same may be amended, supplemented or restated from time to time;

"Defaulted Units" has the meaning given to it in section 19(a);

"Environmental Laws" means any and all Canadian federal, provincial or territorial, United States federal or state, or local and foreign laws, rules, regulations or obligations arising under common law, and any order or decree, in each case as now or thereafter in effect, relating to the regulation or protection of human health, safety or the environment or to Releases or threatened Releases of pollutants, contaminants, chemicals or toxic or hazardous substances, Hazardous Materials, wastes or recyclables into the indoor or outdoor environment, including ambient air, soil, surface water, ground water, wetlands, land or subsurface strata, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants, chemicals or toxic or hazardous substances, wastes or recyclables;

"Exchange Agreement" means the exchange agreement to be entered into among the Fund, ATSOT, the Partnership, the GP and the Vendor providing for, among other things, the Exchange Rights, and demand and piggyback registration rights;

"Exchange Rights" means the right of a holder of Exchangeable LP Units to exchange one Exchangeable LP Unit for one Unit by delivering such Exchangeable LP Unit in exchange for a Unit;

"Exchangeable LP Unit" means the exchangeable units of the Partnership held by the Vendor on the Closing Date;

"Exchangeable Securities" means the Exchangeable LP Units and any other securities that are exchangeable, directly or indirectly, for Units;

"Excluded Assets" has the meaning given to it in the Acquisition Agreement;

"Existing Shareholders" means AMG and Clarke Inc.;

"Fund" has the meaning given to it above;

"Final Prospectus" means the (final) long form prospectus (in both the English and French languages unless the context indicates otherwise), prepared by the Fund and relating to the distribution of the Purchased Units;

"Financial Statements" means collectively:

(a) the balance sheet of the Fund, together with the auditors' report thereon and the notes thereto;

(b) the pro forma consolidated financial statements of the Fund, together with the compilation report thereon and the notes thereto; and

(c) the financial statements of the Business, together with the auditors' report thereon and the notes thereto;

all as included in the Prospectus;

"GP" means ATS Andlauer Transportation Services GP Inc., a corporation incorporated under the CBCA;

"GP Common Shares" means the common shares in the capital of the GP;

"GP Units" means the ordinary general partner units in the Partnership held by the GP;

"Governmental Authority" means any (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi- governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, and any stock exchange or self-regulatory authority and, for greater certainty, includes the Canadian Securities Regulators, the TSX and Market Regulation Services Inc.;

"Hazardous Material" means, collectively, (a) any petroleum or petroleum products, flammable explosives, radioactive materials, asbestos in any form that is or could become friable, urea formaldehyde foam insulation, and transformers or other equipment that contain dielectric fluid containing polychlorinated biophyls, (b) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous recyclables", "extremely hazardous wastes", "restricted hazardous wastes", "toxic substances", "toxic pollutants", "contaminants", "pollutants" or words of similar import under any Environmental Law, and (c) any other chemical, contaminant, pollutant, deleterious substances, dangerous good or other material or substance, which is limited or regulated under any Environmental Law;

"Indemnified Party" has the meaning given to it in section 15(a);

"Indemnifier" has the meaning given to it in section 15(a);

"Lead Underwriter" means National Bank Financial Inc.;

"Lien" means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), charge, title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature, or any other arrangement or condition which, in substance, secures payment or performance of an obligation;

"Limited Partnership Agreement" means the limited partnership agreement, as amended, supplemented or restated from time to time, between the Vendor, the GP and ATSOT, by which the Partnership is governed;

"Material Adverse Effect" means, in relation to a specified fact, circumstance or event or combination thereof, that such fact, circumstance or event or combination thereof would reasonably be expected to have a significant adverse effect on:

(i) the market price or value of the Purchased Units;

(ii) the Fund, the Business, its operations, financial condition or cash flow; or

(iii) the ability of the party to which such fact, circumstance or event relates to perform its obligations under, or consummate the transactions contemplated by this Agreement.

"Material Subsidiaries" means ATSOT, the GP and the Partnership and **"Material Subsidiary"** means each such entity;

"MRRS" means the mutual reliance review system procedures provided for under NP 43-201;

"New Credit Facilities" means the credit facilities to be entered into by the Partnership with a Canadian chartered bank on or before the Closing;

"Non-Competition Agreement" means the non-competition agreement to be entered into between the Fund, the GP, the Partnership and Michael Andlauer;

"NP 43-201" means National Policy 43-201 adopted by the Canadian Securities Regulators and its related memorandum of understanding;

"Notes" means any unsecured subordinated notes of ATSOT designated as such by the ATSOT Trustees which may be issued by ATSOT pursuant to a note indenture to be entered into between ATSOT and a trustee;

"notice" has the meaning given to it in section 25;

"Offering" means the distribution of Purchased Units pursuant to the Prospectus;

"Ordinary LP Units" means the ordinary limited partnership units of the Partnership;

"Other Financial Information" means collectively:

(a) the Summary of Distributable Cash of the Fund set out on or near pages 10 and 33 of the Prospectus;

(b) the Reconciliation of Net Income to EBITDA and Adjusted EBITDA set out on or near page 34 of the Prospectus;

(c) the Management's Discussion and Analysis set out on or near pages 35 to 43 of the Prospectus; and

(d) the Auditors' Consents set out on pages F-2 and F-3 of the Prospectus.

"Partnership" means ATS Andlauer Transportation Services Limited Partnership, a limited partnership formed under the laws of the Province of Manitoba;

"Preliminary Prospectus" means the preliminary long form prospectus (in both the English and French languages unless the context indicates otherwise) prepared by the Fund relating to the distribution of the Purchased Units;

"Prospectus" means, collectively, the Preliminary Prospectus and the Final Prospectus;

"Prospectus Amendment" means any amendment to the Preliminary Prospectus or the Final Prospectus;

"Purchase Price" has the meaning given to it above;

"Purchased Assets" means the assets used in the Business to be acquired by the Partnership from the Vendor pursuant to the Acquisition upon the Closing;

"Purchased Units" has the meaning given to it above;

"Qualifying Provinces" means all of the provinces and territories of Canada;

"**Redemption Notes**" means unsecured, subordinated promissory notes that may be issued from time to time by the Fund in satisfaction of the redemption price for Units in certain circumstances;

"Refusing Underwriter" has the meaning given to it in section 19(a);

"Related Agreements" means the Declaration of Trust, the ATSOT Declaration of Trust, the New Credit Facilities, the Limited Partnership Agreement, the Acquisition Agreement, the Non-Competition Agreement, the Exchange Agreement, the Administration Agreement and the Securityholders Agreement;

"Releases" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the indoor or outdoor environment, including the movement of Hazardous Materials through ambient air, soil, surface water, ground water, wetlands, land or subsurface strata;

"Securityholders Agreement" means the agreement to be entered into among the Fund, ATSOT, the GP, the Partnership and the Vendor providing for, among other things, the governance of the GP;

"Special Voting Units" means the special voting units of the Fund issued for the benefit of holders of Exchangeable Securities and certified under the Declaration of Trust for the time being outstanding and entitled to the benefits and subject to the limitations set for therein;

"Tax Act" means the *Income Tax Act* (Canada) and regulations thereunder, as amended;

"Taxes" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any governmental entity, including all

interest, penalties, fines, additions to tax or other additional amounts imposed by any governmental entity in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions;

"Trustees" means the trustees of the Fund from time to time;

"TSX" means the Toronto Stock Exchange;

"Underwriter" and **"Underwriters"** have the respective meanings given to them above;

"Underwriting Fee" has the meaning given to it above;

"Units" means the trust units of the Fund;

"Vendor" means ATS Andlauer Transportation Services Inc., a corporation continued under the CBCA and owned by the Existing Shareholders; and

"Vendor Group" means, collectively, the Vendor, any Existing Shareholder and any shareholder, associate or affiliate of the Vendor or any Existing Shareholder, including any family member of a shareholder of a Vendor or any Existing Shareholder or any company, trust or other entity owned by or maintained for the benefit of any of such persons.

Unless otherwise expressly provided in this Agreement, words importing only the singular number include the plural and vice versa and words importing gender include all genders.

All references to dollars or "$" are to Canadian dollars unless otherwise expressed.

TERMS AND CONDITIONS

1. Compliance With Securities Laws

The Fund and the Vendor represent and warrant to, and covenant and agree with, the Underwriters that the Fund has prepared and filed the Preliminary Prospectus and has obtained pursuant to NP 43-201 an MRRS decision document evidencing the issuance by the Canadian Securities Regulators of receipts for the Preliminary Prospectus. The Fund and the Vendor will promptly and, in any event no later than 5:00 p.m. (Toronto time) on the Business Day after the execution and delivery of this Agreement (or such later date as may be determined by the Underwriters in their sole discretion), prepare and file a Final Prospectus and will obtain pursuant to NP 43-201 an MRRS decision document evidencing the issuance by the Canadian Securities Regulators of receipts for the Final Prospectus in accordance with NP 43-201. The Fund and the Vendor will promptly fulfil and comply with, to the satisfaction of the Underwriters, acting reasonably, the Canadian Securities Laws required to be fulfilled or complied with by the Fund to enable the Purchased Units to be lawfully distributed to the public

in the Qualifying Provinces through the Underwriters or any other investment dealers or brokers registered as such in the Qualifying Provinces.

2. Due Diligence

Prior to the filing of the Final Prospectus and any Prospectus Amendment, the Fund and the Vendor shall permit the Underwriters to review and participate in the preparation of the Final Prospectus and any Prospectus Amendment and shall allow each of the Underwriters to conduct any due diligence investigations which any of them reasonably requires in order to fulfil its obligations as an underwriter under the Canadian Securities Laws and in order to enable it to responsibly execute the certificate in the Final Prospectus and any Prospectus Amendment required to be executed by it. Following the filing of the Final Prospectus up to the later of the Closing Date and the date of completion of the distribution of the Purchased Units, the Fund shall allow each of the Underwriters to conduct any due diligence investigations which any of them reasonably requires to confirm as at any date that it continues to have reasonable grounds for the belief that the Final Prospectus does not contain a misrepresentation as at such date.

3. Distribution and Certain Obligations of the Underwriters

(a) The Underwriters shall, and shall require any investment dealer or broker, other than the Underwriters, with which the Underwriters have a contractual relationship in respect of the distribution of the Purchased Units (a "Selling Firm"), to comply with the Canadian Securities Laws in connection with the distribution of the Purchased Units and shall offer the Purchased Units for sale to the public directly and through Selling Firms upon the terms and conditions set out in the Prospectus and this Agreement. The Underwriters shall, and shall require any Selling Firm, to offer for sale to the public and sell the Purchased Units only in those jurisdictions where they may be lawfully offered for sale or sold.

(b) The Underwriters shall, and shall require any Selling Firm to agree to, distribute the Purchased Units in a manner which complies with and observe all applicable laws and regulations in each jurisdiction into and from which they may offer to sell the Purchased Units or distribute the Prospectus or any Prospectus Amendment in connection with the distribution of the Purchased Units and will not, directly or indirectly, offer, sell or deliver any Purchased Units or deliver the Prospectus or any Prospectus Amendment to any person in any jurisdiction other than in the Qualifying Provinces except in a manner which will not require the Fund to comply with the registration, prospectus, filing or other similar requirements under the applicable securities laws of such other jurisdictions.

(c) For the purposes of this section, the Underwriters shall be entitled to assume that the Purchased Units are qualified for distribution in any Qualifying Province where a receipt or similar document for the Prospectus shall have been obtained from the applicable securities commission following the filing of the Prospectus.

(d) No Underwriter will be liable to the Fund, the Material Subsidiaries, the Vendor or AMG under this section 3 with respect to a default by any of the other

Underwriters or a member of the banking, selling or other groups formed for the distribution of the Units, as the case may be.

4. **Delivery of Documents**

(a) **Deliveries on Filing**

On or prior to the day of the filing of the Final Prospectus, the Fund and the Vendor shall deliver to each of the Underwriters:

(i) a copy of the Preliminary Prospectus and the Final Prospectus in the English language signed and certified as required by the Canadian Securities Laws in the Qualifying Provinces other than Québec;

(ii) a copy of the Preliminary Prospectus and the Final Prospectus in the French language signed and certified as required by the Canadian Securities Laws applicable in Québec;

(iii) a copy of any other document required to be filed by the Fund under the Canadian Securities Laws on or prior to such day that has not previously been delivered to the Underwriters;

(iv) opinions of the Fund's legal counsel in the Province of Québec, dated the date of the Preliminary Prospectus and the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, the Fund, their respective counsel and the Trustees, to the effect that the French language version of each of the Preliminary Prospectus and the Final Prospectus, except for the Financial Statements and the Other Financial Information as to which no opinion need be expressed by such counsel, is, in all material respects, a complete and accurate translation of the English language version thereof;

(v) opinions of Deloitte & Touche LLP dated the date of the Preliminary Prospectus and the date of the Final Prospectus, in form and substance satisfactory to the Underwriters, addressed to the Underwriters, the Fund, their respective counsel and the Trustees, to the effect that the French language version of the Financial Statements and the Other Financial Information contained in the Preliminary Prospectus and the Final Prospectus is, in all material respects, a complete and proper translation of the English language version thereof;

(vi) a "long-form" comfort letter of SB Partners LLP, dated the date of the Final Prospectus (with the requisite procedures to be completed by such auditors within two Business Days of the date of the Final Prospectus), addressed to the Underwriters and the Trustees, in form and substance satisfactory to the Underwriters, acting reasonably, containing statements and information of the type ordinarily included in "comfort letters" to Underwriters in connection with an initial

public offering of securities in Canada, with respect to certain financial and accounting information which SB Partners LLP prepared for the Business in respect of the Business contained in the Final Prospectus, which letter shall be in addition to the auditors' report contained in the Final Prospectus and the auditors' comfort letters addressed to the Canadian Securities Regulators;

(vii) a "long-form" comfort letter of Deloitte & Touche LLP, dated the date of the Final Prospectus (with the requisite procedures to be completed by such auditors within two Business Days of the date of the Final Prospectus), addressed to the Underwriters and the Trustees, in form and substance satisfactory to the Underwriters, acting reasonably, containing statements and information of the type ordinarily included in "comfort letters" to Underwriters in connection with an initial public offering of securities in Canada, with respect to certain financial and accounting information which Deloitte & Touche LLP prepared for the Fund in respect of the Fund contained in the Final Prospectus, which letter shall be in addition to the auditors' report contained in the Final Prospectus; and

(viii) a copy of the letter from the TSX advising the Fund that conditional approval of the listing of the Purchased Units has been granted by the TSX, subject to the satisfaction of the customary conditions set out therein.

(b) **Prospectus Amendments**

In the event that the Fund is required by Canadian Securities Laws to prepare and file a Prospectus Amendment, the Fund shall prepare and deliver promptly to the Underwriters signed and certified copies of such Prospectus Amendment in the English and French language. The Fund, the Vendor and the Underwriters acknowledge and agree that the Fund is required by the *Securities Act* (Ontario) to prepare and file a Prospectus Amendment if, at any time prior to the completion of the distribution of the Purchased Units, the Final Prospectus (as then amended) contains a misrepresentation. Any Prospectus Amendments shall be in form and substance satisfactory to the Underwriters. Concurrently with the delivery of any Prospectus Amendments, the Fund and the Vendor shall deliver to the Underwriters, with respect to such Prospectus Amendment, documents similar to those referred to in sections 4(a)(iii), (iv), (v), (vi), (vii) and, if issued, (viii). Subject to their rights under section 14, the Underwriters agree to deliver a copy of any Prospectus Amendment to each purchaser of securities from the Underwriters.

(c) **Commercial Copies**

The Fund shall cause commercial copies of the Final Prospectus in the English and French languages to be delivered to the Underwriters without charge, in such quantities and in such cities as the Underwriters may reasonably request by written instructions to the printer of such documents. Such delivery of the Final Prospectus shall be effected as soon as possible after filing thereof with the Canadian Securities Regulators but, in any event on or before 5:00 p.m. (Toronto time) on the second business day after the filing thereof. Such deliveries shall constitute the consent of the Fund to the Underwriters' use of the Final Prospectus for the

distribution of the Purchased Units in the Qualifying Provinces in compliance with the provisions of this Agreement and Canadian Securities Laws. The Fund shall similarly cause to be delivered commercial copies of any Prospectus Amendments. The commercial copies of the Final Prospectus shall be identical in content to the electronically transmitted versions thereof filed with Canadian Securities Regulators pursuant to the System for Electronic Document Analysis and Retrieval.

5. Representations and Warranties

(a) Representations as to Prospectus and Prospectus Amendments

Filing of the Preliminary Prospectus, Final Prospectus and any Prospectus Amendment shall constitute a representation and warranty by the Fund, the Vendor, as promoter, each of the Material Subsidiaries and AMG to the Underwriters that as at their respective dates and as at the date of filing:

(i) all information and statements (except information and statements relating solely to the Underwriters which have been provided by the Underwriters in writing specifically for use in the Preliminary Prospectus, Final Prospectus or any Prospectus Amendment) contained in the Preliminary Prospectus, Final Prospectus and any Prospectus Amendment are true and correct and contain no misrepresentation and constitute full, true and plain disclosure of all material facts relating to the Fund, the Vendor and the Purchased Units and, for the purposes of the Province of Québec, contains no misrepresentation that is likely to affect the value or the market price of the Purchased Units;

(ii) no material fact or information has been omitted from such disclosure (except facts or information relating solely to the Underwriters) which is required to be stated in such disclosure or is necessary to make the statements or information contained in such disclosure not misleading in light of the circumstances under which they were made; and

(iii) such documents comply in all material respects with the requirements of Canadian Securities Laws.

Such filings shall also constitute the Fund's and the Vendor's consent to the Underwriters' use of the Final Prospectus and any Prospectus Amendment in connection with the distribution of the Purchased Units in the Qualifying Provinces in compliance with this Agreement and Canadian Securities Laws.

(b) Representations and Warranties of the Fund, the Vendor, the Material Subsidiaries and AMG Concerning the Fund, the Offering and the Business

The Fund, the Vendor, the Material Subsidiaries and AMG jointly and severally represent and warrant to the Underwriters and acknowledge that the Underwriters are relying upon such representations and warranties in purchasing the Purchased Units and entering into this Agreement, that:

(i) the Fund is an unincorporated open ended trust validly existing under the laws of the Province of Ontario pursuant to the Declaration of Trust and the Trustees have all necessary power, capacity and authority to own, lease and operate the assets of the Fund and to carry on the activities of the Fund as described in the Prospectus;

(ii) Michael Andlauer has been duly appointed as trustee of the Fund and David Matheson, Hanif Nanji, Brian Luborsky and John Schiller will be appointed as additional trustees of the Fund upon Closing, and the GP has been duly appointed as the attorney of the Fund;

(iii) the GP in its capacity as attorney has all necessary power, capacity and authority to bind the Fund and execute and deliver the Prospectus, this Agreement and the Related Agreements to which the Fund will be a party, and the Trustees have all necessary power, capacity and authority to perform the obligations of the Fund under this Agreement and the Related Agreements to which the Fund will be a party;

(iv) the Fund is authorized to issue an unlimited number of Units, Special Voting Units and an unlimited principal amount of Redemption Notes, of which, as of the date of this Agreement, one Unit was issued and outstanding as a fully paid and non-assessable Unit;

(v) ATSOT is an unincorporated open ended trust validly existing under the laws of the Province of Ontario pursuant to the ATSOT Declaration of Trust and the ATSOT Trustees have all necessary power, capacity and authority to own, lease and operate the assets of ATSOT and to carry on the activities of ATSOT as described in the Prospectus;

(vi) the trustees of ATSOT have all necessary power, capacity and authority to execute, deliver and perform the obligations of ATSOT under this Agreement and each of the Related Agreements to which ATSOT will be a party;

(vii) ATSOT is authorized to issue an unlimited number of ATSOT Units and an unlimited principal amount of Notes;

(viii) the GP is a corporation validly existing under the federal laws of Canada and has all necessary corporate power, capacity and authority to own, lease and operate its assets and to carry on its business as described in the Prospectus, and to execute, deliver and perform its obligations under this Agreement and each of the Related Agreements to which it will be a party;

(ix) the GP is authorized to issue an unlimited number of GP Common Shares;

(x) the Partnership is a limited partnership formed pursuant to the Limited Partnership Agreement and validly existing under the laws of the Province of Manitoba and the GP has all necessary corporate power, capacity and authority, in its capacity as general partner of the Partnership, to own, lease and operate the assets of the Partnership and carry on the business of the Partnership as described in the Prospectus, and to execute, deliver and perform the obligations of the Partnership under this Agreement and each of the Related Agreements to which it will be a party. Each of the Partnership and the GP is or within a reasonable period of time following Closing will be registered extraprovincially in each jurisdiction in which the nature of the assets of the Partnership makes such registration necessary;

(xi) the Partnership is authorized to issue an unlimited number of Ordinary LP Units, Exchangeable LP Units and GP Units;

(xii) immediately following the Closing Time and the completion of the transactions contemplated by the Prospectus, the ownership structure of the Fund, ATSOT, the GP, the Partnership and the Vendor will be as set out in the Prospectus, and all securities of ATSOT, the GP and the Partnership will be held free and clear of all Liens, other than as disclosed in the Prospectus;

(xiii) there is no action, suit, investigation or proceeding, at law or in equity, by any person, nor any arbitration, administrative or other proceeding by or before any Governmental Authority pending or, to the best of their knowledge, threatened against or affecting the Fund, the Material Subsidiaries or any of their respective properties, rights or assets or the Business which, individually or in the aggregate, if determined adversely to their interests might reasonably be expected to have a Material Adverse Effect;

(xiv) the execution, delivery and performance by each of the Fund and the Material Subsidiaries of this Agreement and of each of the Related Agreements to which it is, or is to be, a party and the issuance, sale and delivery of the Purchased Units to the Underwriters, the issuance, sale and delivery of the ATSOT Units to the Fund, the issuance, sale and delivery of the GP Common Shares and the Ordinary LP Units to ATSOT, the issuance, sale and delivery of the Exchangeable LP Units to the Vendor, and the issuance, sale and delivery of the GP Units to the GP, all as contemplated by the Prospectus:

(A) has been, or will prior to the Closing Time be, authorized by all necessary action on the part of the Fund and the Material Subsidiaries, as applicable;

(B) does not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority or other third party, except: (i) those which have

been or will, prior to the Closing Time be, obtained, (ii) those as may be required (and will be obtained prior to the Closing Time) under applicable Canadian Securities Laws, (iii) those, the failure of which to obtain, would not have a Material Adverse Effect;

(C) does not (or will not with the giving of notice, the lapse of time or both) result in a breach or a violation of, or conflict with or result in a default under, or allow any other person to exercise any rights under, any of the terms or provisions of the constating documents (including the Declaration of Trust, the ATSOT Declaration of Trust and the Limited Partnership Agreement), by-laws or resolutions of the board of directors or trustees, as applicable, (or any committee thereof) or securityholders of the Fund or any Material Subsidiary, or any judgment, decree, order or award of any Governmental Authority having jurisdiction over the Fund or any Material Subsidiary, or any agreement, licence or permit to which the Fund or any Material Subsidiary is a party or by which their property or assets may be affected, provided in each case, such breach, violation, conflict, default or rights might reasonably be expected to have a Material Adverse Effect;

(D) will not result in the violation of any applicable law; and

(E) will not, other than as disclosed in the Prospectus, give rise to any Lien in or with respect to the properties or assets now owned or hereafter acquired by the Fund or the Material Subsidiaries or the acceleration of or the maturity of any debt under any material indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties or assets;

(xv) no approval, authorization, consent or other order of, and no filing, registration or recording with, any Governmental Authority is required of the Fund or each Material Subsidiary in connection with the execution and delivery or with the performance by the Fund or each Material Subsidiary of this Agreement, the Related Agreements or the consummation by the Fund and the Material Subsidiaries of the transactions contemplated therein, except as disclosed in the Prospectus or as will be obtained or made prior to the Closing Time and as required to comply with Canadian Securities Laws applicable to the distribution of the Purchased Units in the Qualifying Provinces, if any;

(xvi) this Agreement and the Related Agreements to which the Fund and any Material Subsidiary is, or is to be, a party have been, or will at the Closing Time be, duly executed and delivered by each of the Fund and the Material Subsidiaries, respectively, and constitute or, as the case

may be, will constitute, when so executed and delivered, legal, valid and binding obligations of the Fund and the Material Subsidiaries, respectively, enforceable in accordance with their respective terms, provided that enforceability may be limited by bankruptcy, insolvency and other similar laws affecting creditors' rights generally, that specific performance, injunctive relief and other equitable remedies may only be granted in the discretion of a court of competent jurisdiction and that rights of indemnity and/or contribution set out therein may be limited by applicable law;

(xvii) other than as set out in the Prospectus, there is no agreement in force or effect which in any manner affects or will affect the voting or control of any of the securities of the Fund or the Material Subsidiaries;

(xviii) CIBC Mellon Trust Company, at its principal office in Toronto, Ontario, will be duly appointed as the registrar and transfer agent for the Purchased Units at or prior to the Closing Time;

(xix) except as contemplated by this Agreement, and the Related Agreements or as disclosed in the Prospectus, no person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such (i) under which the Fund or a Material Subsidiary is, or may become, obligated to issue any of its securities or (ii) for the purchase of any security (including debt) of the Fund or a Material Subsidiary;

(xx) the TSX has conditionally approved the listing of the Units, subject to satisfaction by the Fund of the listing conditions set forth in the conditional approval letter of the TSX dated September 15, 2005, a copy of which has been provided to the Underwriters;

(xxi) the Purchased Units to be issued as described in this Agreement and in the Prospectus have been, or prior to the Closing Time will be, duly authorized and, when issued, delivered and paid for in full will be validly issued as fully paid and non-assessable units, and will not have been issued in violation of or subject to any pre-emptive rights or contractual rights to purchase securities issued by the Fund;

(xxii) prior to the Closing Time, the form and terms of the certificates for the Units will have been approved and adopted by the Trustees and will comply with all legal requirements and will not conflict with the Declaration of Trust;

(xxiii) all of the securities (including the ATSOT Units, Ordinary LP Units, Exchangeable LP Units, GP Units and GP Common Shares) to be issued by the Material Subsidiaries, as applicable, at the Closing Time have been, or prior to the Closing Time will be, duly authorized for

issuance and will at Closing Time be duly paid and non-assessable, to the applicable entity, as disclosed in the Prospectus;

(xxiv) the Fund and the Material Subsidiaries have not engaged in any active business nor have they entered into any material agreement, contract or understanding, other than this Agreement and the Related Agreements;

(xxv) each of the Fund and the Material Subsidiaries has carried out its affairs as described in the Prospectus in compliance in all material respects with the terms and provisions of its respective constating documents, by-laws or any resolution of the Trustees or unitholders of the Fund, or the directors, trustees or security holders of such Material Subsidiary, as applicable, and with applicable law and is not in violation of, in conflict with or in default in the performance of any mortgage, note, indenture, deed of trust, joint venture, partnership arrangement, contract, agreement (written or oral), instrument, lease, judgment, decree, order, rule, licence, regulation or other document to which it is a party or by which it is bound or to which its property or assets or any of them is subject and where such violation, breach, conflict or default would reasonably be expected to have a Material Adverse Effect;

(xxvi) the terms and provisions of this Agreement and the Related Agreements are or will be, and the attributes attaching to the Purchased Units, the Redemption Notes, the ATSOT Units, the GP Common Shares and the GP Units, the Ordinary LP Units and the Exchangeable LP Units, when issued will be, consistent in all material respects with the descriptions thereof in the Prospectus;

(xxvii) except as disclosed in the Prospectus, since October 31, 2004, there has not been any material change in the Business or in the business affairs, assets or liabilities (absolute, accrued, contingent or otherwise), financial condition, operations, capital or prospects of the Fund, the Vendor or any of the Material Subsidiaries and no event has occurred or circumstances exists which would be reasonably expected to result in a material change;

(xxviii) the audited balance sheet of the Fund together with the notes thereto included in the Prospectus fairly present in all material respects the financial position of the Fund as at the date of such statement. Such balance sheet has been prepared in conformity with Canadian generally accepted accounting principles and is in accordance with the books and records of the Fund;

(xxix) the pro forma consolidated financial statements of the Fund and the related notes thereto included in the Prospectus fairly present in all material respects the pro forma consolidated financial position of the Fund as at the date indicated after giving effect to the transactions and

assumptions described in the related notes thereto. Such pro forma financial statements have been compiled in accordance with applicable accounting rules and guidelines in Canada with respect to the preparation of pro forma financial statements and the assumptions used in the preparation thereof are reasonable and the adjustments used therein are appropriate to give effect to the transactions and assumptions referred to therein;

(xxx) the Other Financial Information, fairly present in all material respects the matters referred to therein and the assumptions used in the preparation of such information are reasonable and the adjustments used therein are appropriate to give effect to the matters referred to therein;

(xxxi) other than as disclosed in the financial statements included in the Prospectus, there are no off-balance sheet transactions, arrangements, obligations (including contingent obligations) or other relationships of any of the Fund, the Material Subsidiaries or the Vendor, in respect of the Business, with unconsolidated entities or other persons that may have a material current or future effect on the financial condition, changes in financial condition, results of operations, earnings, cash flow, liquidity, capital expenditures, capital resources, or significant components of revenues or expenses of such persons or that would reasonably be expected to be material to an investor in making a decision to purchase the Purchased Units;

(xxxii) except as disclosed in the Prospectus, none of the Fund, the Material Subsidiaries or the Vendor, in respect of the Business, has any contingent liabilities in excess of the liabilities that are either reflected or reserved against in the financial statements of the Business which would reasonably be expected to be material to an investor in making a decision to purchase the Purchased Units;

(xxxiii) the relationships with the material customers, licensors, suppliers, and distributors of the Business are satisfactory commercial working relationships and, during the 12-month period ended on the date hereof, no such customer, licensor, supplier, or distributor has adversely modified, cancelled or otherwise terminated its relationship with or decreased its services, supplies or materials to or its usage or purchase of the services or products of the Vendor and its subsidiaries, except where such do not have, and would not reasonably be expected to have, a Material Adverse Effect. None of the Fund, the Vendor or the Material Subsidiaries are aware of any intention of any such customer, licensor, supplier, or distributor to take any action which would reasonably be expected to have a Material Adverse Effect either individually or in the aggregate;

(xxxiv) no acquisitions or dispositions have been made by the Vendor in the three most recently completed fiscal years that are "significant

acquisitions" or "significant dispositions" of the Business, and none of the Fund, the Vendor, in respect of the Business, or the Material Subsidiaries are a party to any contract with respect to any transaction that would constitute a "probable acquisition", in each case which would require disclosure in the Prospectus under Canadian Securities Laws;

(xxxv) no trustee, director or officer, former trustee, director or officer, unitholder, shareholder or employee of, or any other person not dealing at arm's length with, the Fund or any Material Subsidiary, will continue after the Closing and the completion of the Acquisition to be engaged in any material transaction or arrangement with or to be a party to a material contract with, or has any indebtedness, liability or obligation to, the Fund or any of the Material Subsidiaries except as disclosed in the Prospectus or except for employment arrangements with employees or serving as a trustee, director or officer of the Fund or a Material Subsidiary as described in the Prospectus;

(xxxvi) except as would not reasonably be expected to have a Material Adverse Effect:

(A) the Fund, the Vendor, in respect of the Business, and each of the Material Subsidiaries are in compliance with Environmental Laws, and the condition and use of their property are in compliance with Environmental Laws;

(B) none of the Fund, the Vendor, in respect of the Business, or the Material Subsidiaries is subject to any order, including any environmental protection order or enforcement order, under any Environmental Law which would reasonably be expected to give rise to any liability or expenditure by the Fund, the Vendor or the Material Subsidiaries or have a Material Adverse Effect;

(C) none of the Fund, the Vendor, in respect of the Business, or the Material Subsidiaries is the subject of any action, suit or proceeding of any governmental authority alleging the violation of any Environmental Law;

(D) each of the Fund, the Vendor, in respect of the Business, and the Material Subsidiaries has obtained and continues to hold all approvals, permits, licences, consents, certificates of variance, certificates of qualification and other authorizations which are necessary or advisable under Environmental Laws;

(E) none of the Fund, the Vendor, in respect of the Business, or the Material Subsidiaries has any contingent liability of which they have knowledge or reasonably should have knowledge in connection which any Release into the environment and no

Hazardous Materials have been released to, on, under or from real property owned, leased or operated by them or in connection with their operations, in a matter contrary to Environmental Laws.

(xxxvii) except as disclosed in the Prospectus, each of the Fund and the Material Subsidiaries, has or will acquire, pursuant to the Acquisition Agreement, legal and beneficial title to all of the Vendor's material assets relating to the Business, including all of the Purchased Assets (but for certainty excluding the Excluded Assets) and including all material licences (to the extent such licences are assignable), free and clear of all Liens, except for Permitted Liens (as defined in the Acquisition Agreement);

(xxxviii) the Purchased Assets are sufficient for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the transfer of the Business to the Partnership as part of the Acquisition;

(xxxix) the Fund and the Material Subsidiaries hold, or will hold at the Closing Time, all permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like (including as required under Environmental Laws) which are required from any Governmental Authority or any other person necessary to conduct its business and activities as currently conducted or as the Prospectus discloses they will be conducted, the lack of which would have a Material Adverse Effect on the Fund, and all such permits, by-laws, licences, waivers, exemptions, consents, certificates, registrations, authorizations, approvals, rights, rights of way and entitlements and the like are in full force and effect in all material respects or will be in full force and effect in all material respects at the Closing Time, and with no default thereunder other than that which would, individually or in the aggregate, not have a Material Adverse Effect on the Fund or any of the Material Subsidiaries;

(xl) each of the Fund and the Material Subsidiaries has conducted and is conducting its activities or business in compliance with all applicable laws, rules and regulations, including without limitation those of the country, province and municipality in which such entity carries on business or conducts its activities, other than that which would, individually or in the aggregate, not have a Material Adverse Effect on the Fund or any of the Material Subsidiaries;

(xli) subject to meeting the minimum distribution requirements with respect to the purchasers of the Units and the filing of an election under subsection 132(6.1) of the Tax Act, the Fund will at the Closing Date qualify as a mutual fund trust under the Tax Act from inception;

(xlii) except as disclosed in the Prospectus and pursuant to the Related Agreements or employment, option and similar arrangements, none of the trustees, directors, officers or employees of any of the Fund, the Material Subsidiaries or the Vendor, any person who owns, directly or indirectly, more than 10% of any class of securities of any of the Fund, the Material Subsidiaries or the Vendor, or any associate or affiliate of any of the foregoing, had or has any material interest, direct or indirect, in any material transaction or any proposed material transaction with the Fund, the Material Subsidiaries or the Vendor which, as the case may be, materially affects, is material to or will materially affect the Vendor, in respect of the Business, or the Fund and the Material Subsidiaries taken as a whole;

(xliii) there has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with SB Partners LLP, Deloitte & Touche LLP or any other prior auditor of the Vendor;

(xliv) no Governmental Authority has issued any order preventing or suspending the use of the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment or preventing or suspending the distribution of the Units or the trading of securities of the Fund generally and the Fund is not aware of any investigation, order, inquiry or proceeding which has been commenced or which is pending, contemplated or threatened by any such authority;

(xlv) the Vendor is the promoter of the Fund under applicable Canadian Securities Laws having taken the initiative in founding, organizing or substantially reorganizing the business of the Fund;

(xlvi) except for the filing of the Final Prospectus and the material to be filed together therewith or in compliance with the undertakings given to the Canadian Securities Regulators relating to the filing of material contracts, there are no reports or information that in accordance with the requirements of the Canadian Securities Regulators must be made publicly available or filed in connection with the offering of the Units that have not been made publicly available as required;

(xlvii) the operations of the Business have been and are now conducted in compliance with all laws of each jurisdiction in which the Business is carried on except for non-compliance which would not have a Material Adverse Effect;

(xlviii) each of the Fund and the Material Subsidiaries will at Closing maintain such policies of insurance, issued by responsible insurers, as are appropriate to its operations, property and assets, in such amounts and against such risks as are customarily carried and insured against by owners of comparable businesses, properties and assets. Except as would not reasonably be expected to have a Material Adverse Effect,

all such policies of insurance will be at Closing in full force and effect and none of the Fund or the Material Subsidiaries will be at Closing in default, as to the payment of premiums or otherwise, under the terms of any such policy;

(xlix) the breaches, if any, of the representations made by the Fund or the Material Subsidiaries in this Agreement that would occur, if all references in such representations to phrases concerning materiality, including references to the qualification "Material Adverse Effect", were deleted, in the aggregate do not have and would not reasonably be expected to have a Material Adverse Effect;

(l) the minute books and corporate records of the Fund, the Material Subsidiaries or the Vendor made available to Osler, Hoskin & Harcourt LLP, counsel to the Underwriters, in connection with its due diligence investigations for the periods requested are the original minute books and records and contain original copies of all proceedings (or certified copies thereof) of the shareholders, the boards of directors and all committees of the boards of directors of each of such entities that have been minuted or resolved and there have been no other meetings, resolutions or proceedings of the shareholders, boards of directors or any committee thereof to the date of review of such corporate records and minute books not reflected in such minute books and other corporate records other than those which are not material in the context of such entities, as applicable;

(li) except as disclosed in the Prospectus, there is no person acting or purporting to act at the request of the Fund or the Vendor, who is entitled to any brokerage or agency fee in connection with the sale of the Purchased Units; and

(lii) each of the representations and warranties given by the Fund, the Vendor or the Material Subsidiaries contained in the Related Agreements or in any certificate or other document delivered thereunder are or will be true and correct at the time such representations are made.

(c) **Representations and Warranties of the Vendor**

The Vendor represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying on such representations and warranties in purchasing the Purchased Units and entering into this Agreement, that:

(i) the Vendor is a corporation existing in good standing under the laws of Canada and has all necessary corporate power, capacity and authority to own, lease and operate its assets, to carry on its business as described in the Prospectus, to execute and deliver the Prospectus, this Agreement and each of the Related Agreements to which it is or will

be a party and to perform its obligations under this Agreement and each of the Related Agreements to which it is or will be a party;

(ii) the execution, delivery and performance by the Vendor of this Agreement and of each of the Related Agreements to which it is, or is to be, a party:

(A) has been, or will prior to the Closing Time be, duly authorized by all necessary corporate action on the part of the Vendor;

(B) does not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority or other third party, except: (i) those which have been or will, prior to the Closing Time be, obtained, (ii) those as may be required (and will be obtained prior to the Closing Time) under applicable Canadian Securities Laws, (iii) those, the failure of which to obtain would not have a Material Adverse Effect;

(C) does not (or will not with the giving of notice, the lapse of time or both) result in a breach or a violation of, or conflict with or result in a default under, or allow any other person to exercise any rights under, any of the terms or provisions of the constating documents, by-laws or resolutions of the board of directors (or any committee thereof) or securityholders of the Vendor, or any judgment, decree, order or award of any Governmental Authority having jurisdiction over the Vendor, or any agreement, licence or permit to which the Vendor is a party or by which its property or assets may be affected, provided in each case, such breach, violation, conflict, default or rights might reasonably be expected to have a Material Adverse Effect;

(D) will not result in the violation of any applicable law; and

(E) will not, other than as disclosed in the Prospectus, give rise to any Lien in or with respect to the properties or assets now owned or hereafter acquired by the Vendor, in respect of the Business, or the acceleration of or the maturity of any debt under any material indenture, mortgage, lease, agreement or instrument binding or affecting the Vendor, in respect of the Business, or any of the Purchased Assets;

(iii) the Vendor has carried on the Business as described in the Prospectus in compliance in all material respects with the terms and provisions of its respective constating documents, by-laws or any resolution of the directors or security holders of the Vendor, as applicable, and with applicable law and the Vendor, in respect of the Business, is not in violation of, in conflict with or in default in the performance of any

mortgage, note, indenture, deed of trust, joint venture, partnership arrangement, contract, agreement (written or oral), instrument, lease, judgment, decree, order, rule, licence, regulation or other document to which it is a party or by which it is bound or to which its property or assets or any of them is subject and where such violation, breach, conflict or default would reasonably be expected to have a Material Adverse Effect on the Business;

(iv) this Agreement and the Related Agreements to which the Vendor is a party or is to be a party, have been or will at the Closing Time be, duly executed and delivered by the Vendor and constitute or, as the case may be, will constitute, when so executed and delivered, legal, valid and binding obligations of the Vendor, enforceable in accordance with their respective terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar laws of general application affecting the enforcement of creditors' rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction, and that rights of indemnity and/or contribution set out therein may be limited under applicable law;

(v) the audited and unaudited financial statements of the Business together with the notes thereto included in the Prospectus fairly present in all material respects the consolidated financial position, earnings and cash flow of the Business as at the dates and for the periods indicated. Such financial statements have been prepared in conformity with Canadian generally accepted accounting principles on a basis consistent throughout the periods indicated and are in accordance with the books and records of the Business;

(vi) all income and other tax returns of the Vendor and its subsidiaries required by law to be filed in any jurisdiction have been filed and all taxes shown on such returns or otherwise assessed which are due and payable have been paid, except tax assessments against which appeals have been or will be promptly taken and as to which adequate reserves have been provided and are reflected in the financial statements contained in the Prospectus. Each of the Vendor and its subsidiaries has made instalments of taxes as and when required and has duly and timely withheld from any amount paid or credited by it to or for the account or benefit of any person, including any employee, officer, director, or non-resident person, the amount of all taxes and other deductions required by applicable law to be withheld and has duly and timely remitted the withheld amount to the appropriate taxing or other authority and has duly and timely issued tax reporting slips or returns in respect of any amount so paid or credited by it as required by applicable law;

(vii) there is no action, suit, proceeding or investigation, at law or in equity, by any person, nor any arbitration, administrative or other proceeding

by or before any Governmental Authority pending, or, to the knowledge of the Vendor, threatened against or affecting the Vendor or the Business, which individually or in the aggregate, if determined adversely to the interest of the Vendor might reasonably be expected to have a Material Adverse Effect on the Business; and

(viii) each of the representations and warranties of the Vendor contained in the Related Agreements or in any certificate or document delivered thereunder are or will be true and correct at the time such representations are made.

(d) **Representations and Warranties of AMG**

AMG represents and warrants to the Underwriters, and acknowledges that the Underwriters are relying upon such representations and warranties in purchasing the Purchased Units and entering into this Agreement, that:

(i) AMG is a corporation existing in good standing under the laws of the jurisdiction of its creation, and has all necessary corporate power, capacity and authority to own, lease and operate its assets, to carry on its business and to execute, deliver and perform its obligations under this Agreement and the Acquisition Agreement;

(ii) each of this Agreement and the Acquisition Agreement has been, or will at the Closing Time be, duly executed and delivered by AMG and constitutes or as the case may be, will constitute, when so executed and delivered, a legal, valid and binding obligation of AMG, enforceable in accordance with its terms, provided that enforcement may be limited by bankruptcy, insolvency and other similar law of general application affecting the enforcement of creditors' rights generally, specific performance, injunctive relief and other equitable remedies may be granted only in the discretion of a court of competent jurisdiction, and that rights of indemnity and/or contribution set out therein may be limited by applicable law;

(iii) the execution, delivery and performance by AMG of this Agreement and the Acquisition Agreement:

(A) has been, or will prior to the Closing Time be, duly authorized by all necessary corporate action on the part of AMG;

(B) does not require the consent, approval, authorization, registration or qualification of or with any Governmental Authority or other third party, except: (i) those which have been or will, prior to the Closing Time be, obtained, (ii) those as may be required (and will be obtained prior to the Closing Time) under applicable Canadian Securities Laws, (iii) those, the failure of which to obtain would not have a Material Adverse Effect;

(C) does not (or will not with the giving of notice, the lapse of time or both) result in a breach or a violation of, or conflict with or result in a default under, or allow any other person to exercise any rights under, any of the terms or provisions of the constating documents, by-laws or resolutions of the board of directors (or any committee thereof) or securityholders of AMG, or any judgment, decree, order or award of any Governmental Authority having jurisdiction over AMG, or any agreement, licence or permit to which AMG is a party or by which its property or assets may be affected, provided in each case, such breach, violation, conflict, default or rights might reasonably be expected to have a Material Adverse Effect;

(D) will not result in the violation of any applicable law; and

(E) will not, other than as disclosed in the Prospectus, give rise to any Lien in or with respect to the properties or assets now owned or hereafter acquired by AMG or the acceleration of or the maturity of any debt under any material indenture, mortgage, lease, agreement or instrument binding or affecting AMG or any of its properties or assets;

(iv) there is no action, suit, proceeding or investigation, at law or in equity, by any person, nor any arbitration, administrative or other proceeding by or before any Governmental Authority pending, or, to the knowledge of AMG, threatened against or affecting AMG or any of its properties, rights or assets, which individually or in the aggregate, if determined adversely to the interest of AMG might reasonably be expected to have a Material Adverse Effect on the Business;

(v) each of the representations and warranties given by AMG in each of this Agreement and the Acquisition Agreement and in any certificate or document delivered thereunder will be true and correct at the time such representations are made.

6. Covenants of the Fund and the Vendor

The Fund and the Vendor, jointly and severally, covenant with the Underwriters that:

(a) they will advise the Underwriters, promptly after receiving notice thereof, of the time when the Final Prospectus has been filed and when the final MRRS decision document in respect thereof and any other receipts have been obtained and will provide evidence satisfactory to the Underwriters of each filing and the issuance of the final MRRS decision document and any other receipts;

(b) they will advise the Underwriters, promptly after receiving notice or obtaining knowledge, of: (i) the issuance by any Canadian Securities Regulator of any order suspending or preventing the use of the Preliminary Prospectus, the Final Prospectus or any Prospectus Amendment; (ii) the suspension of the qualification

of the Purchased Units for distribution or sale in any of the Qualifying Provinces; (iii) the institution or threatening of any proceeding for any of those purposes; or (iv) any requests made by any Canadian Securities Regulator for amending or supplementing the Prospectus, or for additional information, and will use their reasonable best efforts to prevent the issuance of any such order and, if any such order is issued, to obtain the withdrawal of the order promptly;

(c) they will, and the Fund will cause each Material Subsidiary to, apply the proceeds from the issue and sale of the Purchased Units substantially in accordance with the disclosure set out under the heading "Use of Proceeds" in the Prospectus;

(d) they will at the Closing Time deliver to the Underwriters and their counsel all legal opinions (which shall be addressed to the Underwriters and, if required for opinion purposes, their counsel) which are required to be delivered pursuant to this Agreement and the Related Agreements;

(e) they will, and the Fund will cause each Material Subsidiary to, execute and deliver the Related Agreements to which it is a party; and

(f) they will, and the Fund will cause each Material Subsidiary to, refund to the Underwriters any part of the Purchase Price paid to them in connection with the sale of the Purchased Units under this Agreement if the transactions contemplated by the Prospectus to occur at or immediately after the Closing Time are not completed (provided that, in such event, the Underwriters will return to the Fund the fees paid to them by the Fund, less any expenses as contemplated by section 18), and the Underwriters will return to investors any part of such Purchase Price paid to them in connection with the sale of the Purchased Units.

7. Change of Closing Date

Subject to the termination provisions contained in section 14, if a material change or a change in a material fact occurs prior to the Closing Date, the Closing Date shall be, unless the Fund and the Underwriters otherwise agree in writing or unless otherwise required under Canadian Securities Laws, the sixth Business Day following the later of:

(a) the date on which all applicable filings or other requirements of Canadian Securities Laws with respect to such material change or change in a material fact have been complied with in all Qualifying Provinces and any appropriate MRRS decision documents obtained for such filings and notice of such filings from the Fund or its counsel have been received by the Underwriters; and

(b) the date upon which the commercial copies of any Prospectus Amendments have been delivered in accordance with section 4(c).

8. Completion of Distribution

The Underwriters shall after the Closing Time:

(i) use their best efforts to complete distribution of the Purchased Units as promptly as possible and in any event within 30 days of the Closing Date; and

(ii) give prompt written notice to the Fund when, in the opinion of the Underwriters, they have completed distribution of the Purchased Units, including the total proceeds realized in each of the Qualifying Provinces and any other jurisdiction from such distribution.

9. Changes

(a) Material Change or Change in Material Fact During Distribution

During the period from the date of this Agreement to the later of the Closing Date and the date of completion of distribution of the Purchased Units under the Final Prospectus, the Fund and the Vendor shall promptly notify the Underwriters in writing of:

(i) any material change (actual, anticipated, contemplated or threatened, financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Vendor or the Fund and the Material Subsidiaries taken as a whole;

(ii) any material fact which has arisen or has been discovered and would have been required to have been stated in the Final Prospectus had the fact arisen or been discovered on, or prior to, the date of such document; and

(iii) any change in any material fact (which for the purposes of this Agreement shall be deemed to include the disclosure of any previously undisclosed material fact) contained in the Final Prospectus or any Prospectus Amendment which fact or change is, or may be, of such a nature as to render any statement in the Final Prospectus or any Prospectus Amendment misleading or untrue or which would result in a misrepresentation in the Final Prospectus or any Prospectus Amendment or which would result in the Final Prospectus or any Prospectus Amendment not complying (to the extent that such compliance is required) with Canadian Securities Laws, in each case, as at any time up to and including the later of the Closing Date and the date of completion of the distribution of the Purchased Units.

The Fund shall promptly, and in any event within any applicable time limitation, comply, to the satisfaction of the Underwriters, acting reasonably, with all applicable filings and other requirements under the Canadian Securities Laws as a result of such fact or change; provided that the Fund shall not file any Prospectus Amendment or other document without first obtaining from the Underwriters the approval of the Underwriters, after consultation with the Underwriters with respect to the form and content thereof, which approval will not be unreasonably withheld. The Fund shall in good faith discuss with the Underwriters any fact or change in circumstances (actual, anticipated, contemplated or threatened, financial or otherwise) which is of such a nature that there is reasonable doubt whether written notice need be given under this section.

(b) **Change in Canadian Securities Laws**

If during the period of distribution of the Purchased Units there shall be any change in Canadian Securities Laws which, in the opinion of the Underwriters, acting reasonably, requires the filing of a Prospectus Amendment, the Fund shall, to the satisfaction of the Underwriters, acting reasonably, promptly prepare and file such Prospectus Amendment with the appropriate securities regulatory authority in each of the Qualifying Provinces where such filing is required.

10. Services Provided by Underwriters and Underwriting Fee

In return for the Underwriters' services in acting as financial advisors to the Fund, assisting in the preparation of the Prospectus (and any Prospectus Amendments), advising on the final terms and conditions of the Purchased Units, performing and managing banking, selling or other groups for the sale of the Purchased Units, distributing the Purchased Units, both directly and to other registered dealers and brokers, and performing administrative work in connection with the distribution of the Purchased Units, the Fund agrees to pay the Underwriters at the Closing Time the Underwriting Fee. The Underwriting Fee shall be payable as provided for in section 11.

11. Delivery of Purchase Price, Underwriters' Fee and Certificates

The purchase and sale of the Purchased Units shall be completed at the Closing Time at the offices of Osler, Hoskin & Harcourt LLP, 66th Floor, First Canadian Place, Toronto, Ontario, M5X 1B8 or at such other place as the Underwriters and the Fund may agree upon.

At the Closing Time, the Fund shall duly and validly deliver to the Underwriters one or more global unit certificate(s) representing the Purchased Units registered in the name of "CDS & Co." or in such other nominee name or names as the Lead Underwriter may notify the Fund in writing not less than 24 hours prior to the Closing Time. Such Purchased Units shall be delivered against payment by the Underwriters to the Fund of the Purchase Price for the Purchased Units by wire transfer together with a receipt signed by the Lead Underwriter for such global unit certificate(s) and for receipt of the Underwriting Fee.

In order to facilitate an efficient and timely closing at the Closing Time, the Underwriters may choose to initiate a wire transfer of funds to the Fund prior to the Closing Time. If the Underwriters do so, the Fund agrees that such transfer of funds to the Fund prior to the Closing Time does not constitute a waiver by the Underwriters of any of the conditions of the Closing set out in this Agreement. Furthermore, the Fund agrees that any such funds received from the Underwriters prior to the Closing Time will be held by the Fund in trust solely for the benefit of the Underwriters until the Closing Time, and if the Closing does not occur at the scheduled Closing Time such funds shall be immediately returned by wire transfer to the Lead Underwriter, on behalf of the Underwriters, without interest. Upon the satisfaction of the conditions of the Closing and the delivery to the Underwriters of the items set out in section 13 of this Agreement, the funds held by the Fund in trust for the Underwriters shall be deemed to be delivered by the Underwriters to the Fund in satisfaction of the obligation of the Underwriters under this section 11 of this Agreement and upon such delivery the trust constituted by this section 11 shall be terminated without further formality.

12. Delivery of Certificates to Transfer Agent

The Fund shall, prior to the Closing Date, make all necessary arrangements for the preparation, delivery and certification of the certificate(s) representing the Purchased Units, on the Closing Date with the Canadian Depositary for Securities Limited.

The Fund shall pay all fees and expenses payable to the Canadian Depositary for Securities Limited and/or CIBC Mellon Trust Company in connection with the preparation, delivery, certification and exchange of the Purchased Units contemplated by this section 12 and the fees and expenses payable to the Canadian Depositary for Securities Limited and/or CIBC Mellon Trust Company in connection with the initial or additional transfers as may be required in the course of the distribution of the Purchased Units.

13. Underwriters' Obligation to Purchase

The Underwriters' obligation to purchase the Purchased Units at the Closing Time shall be subject to the accuracy of the representations and warranties of the Fund contained in this Agreement as of the date of this Agreement and as of the Closing Date, the performance by the Fund of its obligations under this Agreement and the following conditions:

(a) **Delivery of Opinions**

(i) the Underwriters shall have received at the Closing Time a legal opinion dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters, addressed to the Underwriters and counsel to the Underwriters from Burnet, Duckworth and Palmer LLP, counsel to the Fund and Feltmate, Delibato, Heagle LLP, counsel to the Vendor and AMG, as to the laws of Canada and the Qualifying Provinces (which counsel in turn may rely upon the opinions of local counsel where they deem such reliance proper as to the laws other than those of Canada, Alberta and in certain respects Ontario and as to matters of fact, on certificates of the auditors of the Fund, public officials and officers of the Fund and letters from stock exchange and transfer agent representatives) with respect to the following matters:

(A) the Fund has been created and is existing as a trust under the laws of the Province of Ontario pursuant to the Declaration of Trust;

(B) the Trustees have the power, capacity and authority to own the properties and assets of the Fund and to carry on the activities of the Fund as proposed to be conducted as contemplated in the Prospectus;

(C) the Trustees have been appointed as trustees of the Fund in accordance with the terms and provisions of the Declaration of Trust and have all the requisite power and authority under the Declaration of Trust to execute, deliver and perform, in their capacity as trustees, their obligations under this Agreement and

the Related Agreements to which the Fund is a party, and to issue, sell and deliver the Purchased Units;

(D) the terms of the Declaration of Trust and the attributes and characteristics of the Units, the Special Voting Units and the Redemption Notes are consistent in all material respects with the description thereof in the Prospectus;

(E) all necessary actions have been taken by the Trustees to validly issue, sell and deliver the Purchased Units to the Underwriters;

(F) assuming the completion of the transactions contemplated to occur on the Closing Date, the Fund is authorized to issue an unlimited number of Units, of which 9,324,200 Purchased Units have been validly issued and are outstanding as fully paid and non-assessable Units;

(G) the form and terms of the certificates representing the Purchased Units have been approved and adopted by the Trustees of the Fund and comply with the terms and conditions of the Declaration of Trust and applicable law and the certificate(s) representing the Purchased Units issued at the Closing Time have been duly executed and delivered by or on behalf of the Trustees;

(H) assuming the completion of the transactions contemplated to occur on the Closing Date, the Fund is authorized to issue an unlimited principal amount of Redemption Notes and no Redemption Notes have been created and issued;

(I) the TSX has conditionally approved the listing of the Purchased Units, subject to the Fund fulfilling the customary listing conditions;

(J) CIBC Mellon Trust Company has been appointed as the registrar and transfer agent for the Purchased Units;

(K) each of the Vendor, the Material Subsidiaries and AMG has been formed and is existing under the laws of the respective jurisdiction of its organization or incorporation, as the case may be, and has the requisite power, capacity and authority to own or lease its properties and assets and to carry on its business as described in the Prospectus, and to enter into and perform its obligations under this Agreement and each of the Related Agreements to which it is a party;

(L) the attributes and characteristics of the ATSOT Units conform in all material respects with the descriptions thereof in the Prospectus;

(M) assuming the completion of the transactions contemplated to occur on the Closing Date, the authorized capital of ATSOT consists of an unlimited number of ATSOT Units of which 9,324,200 ATSOT Units are issued and outstanding as fully paid and non-assessable units, and the Fund is the registered holder of all such issued and outstanding ATSOT Units;

(N) assuming the completion of the transactions contemplated to occur on the Closing Date, ATSOT is authorized to issue an unlimited principal amount of Notes and no Notes have been created and issued;

(O) assuming the completion of the transactions contemplated to occur on the Closing Date, the authorized capital of the GP consists of an unlimited number of GP Common Shares, of which 1 GP Common Share is issued and outstanding as a fully paid and non-assessable share, and ATSOT is the registered holder of such issued and outstanding GP Common Share;

(P) the attributes and characteristics of the Ordinary LP Units, Exchangeable LP Units and GP Units conforms in all material respects with the descriptions thereof in the Prospectus;

(Q) assuming the completion of the transactions contemplated to occur on the Closing Date, the authorized capital of the Partnership consists of an unlimited number of GP Units, Ordinary LP Units and Exchangeable LP Units, of which one GP Unit is issued and outstanding as a fully paid unit, and the GP is the registered holder of such issued and outstanding GP Unit, 9,324,200 Ordinary LP Units are currently issued and outstanding as fully paid units and ATSOT is the registered holder of all such issued and outstanding Ordinary LP Units, and 2,316,442 Exchangeable LP Units are currently issued and outstanding as fully paid Units and the Vendor is the registered holder of all such issued and outstanding Exchangeable LP Units;

(R) each of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, in both the French and English languages, and the execution and filing of each of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, in both the French and English languages, with the Canadian Securities Regulators have been duly approved and authorized by all necessary action on the part of the Fund and the Vendor, and each of the Preliminary Prospectus, the Final Prospectus and any Prospectus Amendment, in both the French and English languages, has been duly executed by or on behalf of the Fund and by the Vendor;

(S) all the laws of the Province of Québec relating to the use of the French language (other than those relating to verbal communication) will have been complied with in connection with the sale of the Purchased Units to purchasers in such province if such purchasers received a copy of the Prospectus and forms of order and confirmation in the French language only or a copy of each of such documents in the French language and in the English language, provided that such documents in the English language may be delivered, without delivery of the French language versions thereof, to physical persons in the Province of Québec who have expressly requested them in writing;

(T) all necessary action has been taken to authorize the execution and delivery by the Fund of this Agreement and each of the Related Agreements to which it is a party and the performance of its obligations hereunder and thereunder, and this Agreement and each of the Related Agreements to which the Fund is a party have been duly executed and delivered by or on behalf of the Trustees and constitute legal, valid and binding obligations of the Fund enforceable against the Fund in accordance with their terms, subject to usual and reasonable qualifications;

(U) all necessary action has been taken by each of the Vendor, the Material Subsidiaries and AMG to authorize the execution and delivery by such entity of each of this Agreement, if applicable, and the Related Agreements to which it is a party and the performance of its respective obligations hereunder and thereunder, and each of this Agreement, if applicable, and the Related Agreements to which each such entity is a party has been duly executed and delivered by each such entity, as the case may be, and constitutes a legal, valid and binding obligation of each such entity enforceable against each of them in accordance with its terms, subject to usual and reasonable qualifications;

(V) all necessary documents have been filed, all proceedings have been taken and all other legal requirements have been fulfilled by the Fund under the laws of each of the Qualifying Provinces to qualify the distribution of the Units through investment dealers or brokers who are registered under applicable legislation of the Qualifying Provinces and who comply with the relevant provisions of such applicable legislation;

(W) the execution, delivery and performance of this Agreement and the Related Agreements, by each of the Fund, the Vendor, the Material Subsidiaries and AMG who are parties thereto, as applicable, and the issuance, sale and delivery of the Purchased

Units to the Underwriters, the issuance, sale and delivery of the ATSOT Units to the Fund, the issuance, sale and delivery of the GP Common Shares and the Ordinary LP Units to ATSOT, the issuance, sale and delivery of the GP Units to the GP and the issuance, sale and delivery of the Exchangeable LP Units to the Vendor, as contemplated by the Prospectus, do not and will not result in a breach of or default under, and do not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach of or default under, and do not and will not conflict with:

(1) any of the terms, conditions or provisions of the constating documents or by-laws (including the Declaration of Trust, the ATSOT Declaration of Trust and the Limited Partnership Agreement) of the Fund, the Vendor, the Material Subsidiaries and AMG or resolutions of the securityholders, trustees or directors (as applicable), or any committee thereof of the Fund, the Vendor, the Material Subsidiaries or AMG, as the case may be; or

(2) any federal laws of Canada or laws of the Province of Ontario applicable to the Fund, the Vendor, the Material Subsidiaries or AMG, as the case may be;

(X) the statements concerning tax matters under the heading "Eligibility for Investment" in the Final Prospectus are accurate, subject to the assumptions, qualifications, limitations and restrictions set out therein;

(Y) subject to the qualifications, assumptions and restrictions referred to therein, the section of the Prospectus entitled "Certain Canadian Federal Income Tax Considerations" is an accurate summary of the principal Canadian federal income tax considerations generally applicable under the Tax Act to a holder of Purchased Units who acquires Purchased Units pursuant to the Offering and who, for the purposes of the Tax Act, is resident in Canada, deals at arm's length with the Fund and holds the Purchased Units as capital property; and

(Z) all other legal matters reasonably requested by counsel to the Underwriters relating to the distribution of the Purchased Units;

(ii) the Underwriters will have received from their counsel, Osler, Hoskin & Harcourt LLP, dated the Closing Date, addressed to the Underwriters, with respect to those matters as the Underwriters may reasonably require relating to the distribution of the Purchased Units. In connection with that opinion, counsel to the Underwriters may rely on the opinion of counsel to the Fund, counsel to the Vendor and

AMG and any underlying certificates and, with respect to matters governed by the laws of jurisdictions other than the Province of Ontario, on the opinions of local counsel to the Fund; and

(iii) the Underwriters shall have received at the Closing Time a legal opinion of the Fund's legal counsel in the Province of Québec, dated the Closing Date, in form and substance satisfactory to counsel to the Underwriters (being substantially in the form set forth in section 13(a)(i)(T)), acting reasonably, addressed to the Underwriters and counsel to the Underwriters, regarding compliance with the laws of Québec relating to the use of French language in connection with the documents (including the Preliminary Prospectus, the Final Prospectus, Prospectus Amendments and certificates representing the Purchased Units) to be delivered to purchasers in Québec.

(b) **Delivery of Comfort Letter**

(i) The Underwriters shall have received at the Closing Time a letter dated the Closing Date, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the Trustees, from SB Partners LLP, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to section 4(a)(vi) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters.

(ii) The Underwriters shall have received at the Closing Time a letter dated the Closing Date, in form and substance satisfactory to the Underwriters, addressed to the Underwriters and the Trustees, from Deloitte & Touche LLP, confirming the continued accuracy of the comfort letter to be delivered to the Underwriters pursuant to section 4(a)(vii) with such changes as may be necessary to bring the information in such letter forward to a date not more than two Business Days prior to the Closing Date, which changes shall be acceptable to the Underwriters.

(c) **Delivery of Certificates**

(i) The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and, if necessary for opinion purposes, counsel to the Underwriters and signed by appropriate officers of the Fund or its attorney, with respect to the constating documents of the Fund, all resolutions of the Trustees or its delegates relating to this Agreement, the Prospectus, the sale of the Purchased Units and the Related Agreements and the incumbency and specimen signatures of signing officers of the Fund or its attorney.

(ii) The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and, if

necessary for opinion purposes, counsel to the Underwriters and signed by appropriate officers of each of the Vendor, the Material Subsidiaries and AMG, with respect to the constating documents of such party, all resolutions of the directors or trustees of such party relating to this Agreement, the Prospectus and the Related Agreements and the incumbency and specimen signatures of signing officers of such party.

(iii) The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and, if necessary for opinion purposes, counsel to the Underwriters, and signed on behalf of the Fund and the Material Subsidiaries by the President and the Chief Financial Officer of the GP, as attorney of the Fund, or such other officers of the GP acceptable to the Underwriters, certifying for and on behalf of the Fund and without personal liability, after having made due enquiry that:

(A) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Fund and the Material Subsidiaries taken as a whole, and (B) no transaction has been entered into by any of the Fund or any of the Material Subsidiaries that is material to the Fund and the Material Subsidiaries taken as a whole, other than as disclosed in the Final Prospectus or the Prospectus Amendments, as the case may be;

(B) the Final Prospectus, as amended by any Prospectus Amendment, does not contain, as of the Closing Date, any untrue statement of material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made (other than any statement relating solely to the Underwriters);

(C) no order, ruling or determination having the effect of suspending the sale or ceasing the trading of the Purchased Units or any other securities of the Fund has been issued by any regulatory authority and is continuing in effect and no proceedings for that purpose have been instituted or are pending or, to the knowledge of such officers, contemplated or threatened under any of the Canadian Securities Laws or by any other regulatory authority;

(D) each of the Fund and the Material Subsidiaries, as applicable, has complied with the terms and conditions of this Agreement on its part to be complied with up to the Closing Time;

(E) the representations and warranties of the Fund and the Material Subsidiaries contained in this Agreement and in any certificate or other document delivered pursuant to or in connection with this Agreement are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement; and

(F) such other matters as the Underwriters may reasonably request.

(iv) The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and, if necessary for opinion purposes, counsel to the Underwriters, and signed on behalf of the Vendor, by the President and the Chief Financial Officer of the Vendor, or such other officers of the Vendor acceptable to the Underwriters, certifying for and on behalf of the Vendor and without personal liability, after having made due enquiry that:

(A) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Vendor and its subsidiaries taken as a whole, and (B) no transaction has been entered into by the Vendor or any of its subsidiaries that is material to the Vendor and its subsidiaries taken as a whole, other than as disclosed in the Final Prospectus or the Prospectus Amendments, as the case may be;

(B) the Final Prospectus, as amended by any Prospectus Amendment, does not contain, as of the Closing Date, any untrue statement of material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made (other than any statement relating solely to the Underwriters);

(C) the Vendor has complied with the terms and conditions of this Agreement on its part to be complied with up to the Closing Time;

(D) the representations and warranties of the Vendor contained in this Agreement and the Related Agreements and in any

certificate or other document delivered pursuant to or in connection with this Agreement and the Related Agreements are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement and the Related Agreements; and

(E) such other matters as the Underwriters may reasonably request.

(v) The Underwriters shall have received at the Closing Time a certificate dated the Closing Date, addressed to the Underwriters and, if necessary for opinion purposes, counsel to the Underwriters, and signed on behalf of AMG, by the President and the Chief Financial Officer of AMG, or such other officers of AMG acceptable to the Underwriters, certifying for and on behalf of AMG and without personal liability, after having made due enquiry that:

(A) since the respective dates as of which information is given in the Final Prospectus as amended by any Prospectus Amendments (A) there has been no material change (actual, anticipated, contemplated or threatened, whether financial or otherwise) in the business, affairs, operations, assets, liabilities (contingent or otherwise) or capital of the Vendor and its subsidiaries taken as a whole, and (B) no transaction has been entered into by the Vendor or any of its subsidiaries that is material to the Vendor and its subsidiaries taken as a whole, other than as disclosed in the Final Prospectus or the Prospectus Amendments, as the case may be;

(B) the Final Prospectus, as amended by any Prospectus Amendment, does not contain, as of the Closing Date, any untrue statement of material fact or omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made (other than any statement relating solely to the Underwriters);

(C) AMG has complied with the terms and conditions of this Agreement on its part to be complied with up to the Closing Time; and

(D) the representations and warranties of AMG contained in this Agreement and the Related Agreements and in any certificate or other document delivered pursuant to or in connection with this Agreement and the Related Agreements are true and correct as of the Closing Time with the same force and effect as if made at and as of the Closing Time after giving effect to the transactions contemplated by this Agreement and the Related Agreements; and

(E) such other matters as the Underwriters may reasonably request.

(d) **Execution of Related Agreements**

Each of the Fund, the Vendor, the Material Subsidiaries and AMG shall have executed and delivered each of the Related Agreements to which it is a party and none of the Related Agreements shall have been terminated in accordance with their respective terms. All of the conditions precedent to the Related Agreements to be satisfied on or before Closing shall have been satisfied or if waived, such waiver shall not have a Material Adverse Effect on the Fund or the Material Subsidiaries. The transactions contemplated by the Related Agreements to occur at or about the Closing shall be completed prior to, contemporaneously with or immediately after the sale of the Purchased Units, as applicable.

(e) **Necessary Actions Taken**

All actions required to be taken by or on behalf of the Fund or the Vendor, including, without limitation, the passing of all requisite resolutions of the Trustees and the unitholders of the Fund, and all requisite filings with any securities regulatory authority will have occurred at or prior to the Closing Time so as to validly authorize the execution and filing of the Prospectus and any Prospectus Amendment and to create and issue the Purchased Units having the attributes contemplated by the Prospectus.

(f) **Listing Approval**

The Purchased Units will have been approved for listing and posted for trading on the TSX on the Business Day immediately preceding the Closing Date, subject only to the filing of documents in accordance with the requirements of the TSX.

(g) **Credit Facilities**

The New Credit Facilities shall be available to the Partnership before, contemporaneously with or immediately after the sale of the Purchased Units.

(h) **Receipt of Additional Documents**

The Underwriters will have received such other customary closing certificates, opinions, agreements, materials or documents as the Underwriters may reasonably request.

(i) **Failure to Close of Acquisition**

If the Acquisition does not close as provided by the Acquisition Agreement, the Fund will refund to purchasers the consideration paid in respect of the Purchased Units offered under the Prospectus.

14. Rights of Termination

(a) ***Proceedings to Restrict Distribution Out***

If any enquiry, action, suit, investigation or other proceeding whether formal or informal is instituted, threatened or announced or any order is made by any federal, provincial or other

governmental authority in relation to the Fund and the Vendor, which, in the opinion of any of the Underwriters, acting reasonably, operates to prevent or restrict the distribution or trading of the Purchased Units, any of the Underwriters shall be entitled, at their option and in accordance with section 14(g), to terminate their obligations under this Agreement by notice to that effect given to the Fund any time prior to the Closing Time.

(b) **Disaster Out**

If, prior to the Closing Time, there should develop, occur or come into effect or existence any event, action, state, condition or major financial occurrence of national or international consequence or any law or regulation which, in the opinion of the Underwriters (or any of them) seriously adversely affects, or involves, or will seriously adversely affect, or involve, the financial markets or the business, operations or affairs of the Vendor, in respect of the Business, or the Fund and the Material Subsidiaries taken as a whole, any Underwriter shall be entitled, at its option, in accordance with section 14(g), to terminate its obligations under this Agreement by written notice to that effect given to the Fund at any time at or prior to the Closing Time.

(c) **Market Out Clause**

If prior to the Closing Time the state of financial markets in Canada or elsewhere where it is planned to market the Purchased Units is such that, in the reasonable opinion of the Underwriters (or any of them), the Purchased Units cannot be marketed profitably, any Underwriter shall be entitled, at its option, in accordance with section 14(g), to terminate its obligations under this Agreement by written notice to that effect given to the Fund at or prior to the Closing Time.

(d) **Material Change or Change in Material Fact**

If prior to the Closing Time, there should occur any material change or a change in any material fact as contemplated by section 9 which results or, in the opinion of the Underwriters (or any one of them), is reasonably expected to result, in the purchasers of a material number of Purchased Units exercising their right under applicable legislation to withdraw from their purchase of Purchased Units or, in the reasonable opinion of the Underwriters (or any one of them), would be expected to have a significant adverse effect on the market price or value of the Purchased Units, any Underwriter shall be entitled, at its option, in accordance with section 14(g), to terminate its obligations under this Agreement by written notice to that effect given to the Fund prior to the Closing Time.

(e) **Tax Legislation Out**

If, prior to the Closing Time, there are announced any changes or proposed changes in the taxation legislation of Canada or of any provinces or territories of Canada or any changes or proposed changes in the administration or application of such legislation by any relevant taxing authority which, in the opinion of the Underwriters might reasonably be expected to have a significant adverse effect on the market price or value of the Purchased Units, any of the Underwriters shall be entitled, at its option, in accordance with section 14(g), to terminate its obligations under this Agreement by written notice to that effect given to the Fund at or prior to the Closing Time.

(f) **Non-Compliance With Conditions**

Each of the Fund, the Vendor, the Material Subsidiaries and AMG agrees that all terms and conditions in section 13 shall be construed as conditions and complied with so far as they relate to acts to be performed or caused to be performed by it, that it will use its best efforts to cause such conditions to be complied with, and that any breach or failure by the Fund, the Vendor, the Material Subsidiaries or AMG to comply with any such conditions shall entitle any of the Underwriters to terminate their obligations to purchase the Purchased Units by notice to that effect given to the Fund at or prior to the Closing Time, unless otherwise expressly provided in this Agreement. Each Underwriter may waive, in whole or in part, or extend the time for compliance with, any terms and conditions without prejudice to its rights in respect of any other terms and conditions or any other or subsequent breach or non-compliance, provided that any such waiver or extension shall be binding upon an Underwriter only if such waiver or extension is in writing and signed by the Underwriter.

(g) **Exercise of Termination Rights**

The rights of termination contained in sections 14(a), (b), (c), (d) and (e) may be exercised by any of the Underwriters and are in addition to any other rights or remedies any of the Underwriters may have in respect of any default, act or failure to act or non-compliance by the Fund, the Vendor, the Material Subsidiaries and AMG in respect of any of the matters contemplated by this Agreement or otherwise. In the event of any such termination, there shall be no further liability on the part of the Underwriters to the Fund, the Vendor, the Material Subsidiaries and AMG or on the part of the Fund, the Vendor, the Material Subsidiaries and AMG to the Underwriters except in respect of any liability which may have arisen prior to or arise after such termination under sections 15, 16 and 18. A notice of termination given by an Underwriter under sections 14(a), (b), (c), (d) and (e) shall not be binding upon any other Underwriter.

15. Indemnity

(a) **Rights of Indemnity**

Each of the Fund, the Vendor, the Material Subsidiaries and AMG (collectively the "Indemnifiers" and individually an "Indemnifier") agrees to indemnify and save harmless each of the Underwriters, each of their subsidiaries and each of their respective directors, officers, employees and agents, and each other person, if any, controlling each of the Underwriters or any of its subsidiaries and each shareholder of the Underwriters (collectively, the "Indemnified Parties" and individually, an "Indemnified Party") from and against all liabilities, claims, losses, costs, damages and expenses (including without limitation any legal fees or other expenses reasonably incurred by such Underwriters in connection with defending or investigating any of the above but excluding any loss of profits and other consequential damages) (collectively, "Claims"), in any way caused by, or arising directly or indirectly from, or in consequence of:

(i) any information or statement (except any statement relating solely to the Underwriters which has been provided by the Underwriters in writing specifically for use in the Prospectus or any Prospectus Amendment) contained in the Prospectus or any Prospectus Amendment or in any certificate of the Fund, the Vendor, the Material

Subsidiaries or AMG delivered pursuant to this Agreement which at the time and in the light of the circumstances under which it was made contains or is alleged to contain a misrepresentation;

(ii) any omission or alleged omission to state in the Prospectus, any Prospectus Amendment or any certificate of the Fund, the Vendor, the Material Subsidiaries or AMG delivered pursuant to this Agreement any fact (except any fact relating solely to the Underwriters), whether material or not, required to be stated in such document or necessary to make any statement in such document not misleading in light of the circumstances under which it was made;

(iii) any order made or enquiry, investigation or proceedings commenced or threatened by any securities commission or other competent authority based upon any untrue statement or omission or alleged untrue statement or alleged omission or any misrepresentation or alleged misrepresentation (except a statement which has been provided by the Underwriters in writing specifically for use in the Prospectus or any Prospectus Amendment or omission relating solely to the Underwriters or alleged untrue statement which has been provided by the Underwriters in writing specifically for use in the Prospectus or any Prospectus Amendment or alleged omission relating solely to the Underwriters) contained in the Prospectus or any Prospectus Amendments or based upon any failure to comply with the Canadian Securities Laws (other than any failure or alleged failure to comply by the Underwriters), preventing or restricting the trading in or the sale or distribution of the Purchased Units in any of the Qualifying Provinces;

(iv) the non-compliance or alleged non-compliance by the Fund with any of the Canadian Securities Laws including non-compliance with any statutory requirement to make any document available for inspection; or

(v) any breach by the Fund, the Vendor, the Material Subsidiaries or AMG of its representations, warranties, covenants or obligations to be complied with under this Agreement.

(b) **Certain Recovery Limitations**

(i) The maximum aggregate of all Claims for which any Indemnified Party shall be entitled to indemnification from AMG hereunder shall not exceed, without duplication, an amount equal to that portion of the Cash Consideration (as defined in the Acquisition Agreement) as is actually distributed or paid by the Vendor, directly or indirectly, to AMG as a dividend or other distribution or payment after the Closing, to a maximum of 70% of the total Cash Consideration.

(ii) Notwithstanding any other provision in this section 15, none of the Indemnified Parties will be entitled to any monies resulting from a

claim of indemnification under this section 15 as against AMG for a Claim unless and only to the extent that the net assets of the Vendor are otherwise insufficient to satisfy such Claim.

(c) **Notification of Claims**

If any Claim is asserted against any person or company in respect of which indemnification is or might reasonably be considered to be provided, the Indemnified Party will notify the Indemnifier, as soon as possible of the nature of such Claim (but the omission so to notify the Fund of any potential Claim shall not relieve the Indemnifier from any liability which it may have to any Indemnified Party and any omission so to notify the Indemnifier of any actual Claim shall affect the Indemnifier's liability only to the extent that it is materially prejudiced by that failure). The Indemnifier shall assume the defence of any suit brought to enforce such Claim; provided, however, that

(i) the defence shall be conducted through legal counsel acceptable to the Indemnified Party, acting reasonably, and

(ii) no settlement of any such Claim or admission of liability may be made by the Indemnifier without the prior written consent of the Indemnified Party, acting reasonably, unless such settlement includes an unconditional release of the Indemnified Party from all liability arising out of such action or claim and does not include a statement as to or an admission of fault, culpability or failure to act, by or on behalf of any Indemnified Party.

(d) **Right of Indemnity in Favour of Others**

With respect to any Indemnified Party who is not a party to this Agreement, the Underwriters shall obtain and hold the rights and benefits of this section in trust for and on behalf of such Indemnified Party.

(e) **Retaining Counsel**

In any such Claim, the Indemnified Party shall have the right to retain other counsel to act on his or its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless: (i) the Indemnifier and the Indemnified Party shall have mutually agreed to the retention of the other counsel; (ii) the named parties to any such Claim (including any added third or impleaded party) include both the Indemnified Party and an Indemnifier and the representation of both parties by the same counsel would be inappropriate due to the actual or potential differing interests between them; or (iii) the Indemnifier shall not have assumed responsibility for the Claim and retained counsel within 10 Business Days following receipt by the Fund of notice of any such Claim from the Indemnified Party; provided, however, that no settlement of any such Claim or admission of liability may be made by the Indemnified Party without the prior written consent of the Fund and the Vendor.

(f) **Failure to Provide Copy of Prospectus**

The rights of indemnity contained in this section 15 will not enure to the benefit of the Underwriters if the Fund has complied with the provisions of sections 4 and 9 and the person asserting any Claim contemplated by this section 15 was not provided with a copy of any Prospectus or Prospectus Amendment which corrects any untrue statement, information, misrepresentation or omission which is the basis of the Claim and which under applicable securities laws is required to be delivered to that person by the Underwriters or another member of the selling dealer group.

16. Contribution

(a) **Rights of Contribution**

In order to provide for a just and equitable contribution in circumstances in which the indemnity provided in section 15 would otherwise be available in accordance with its terms but is, for any reason, held to be unavailable to or unenforceable by the Underwriters or enforceable otherwise than in accordance with its terms, the Indemnifiers and the Underwriters shall contribute to the aggregate of all claims, expenses, costs and liabilities and all losses (other than loss of profits) of a nature contemplated by section 15 in such proportions so that the Underwriters shall be responsible for the portion represented by the percentage that the aggregate fee payable to the Underwriters hereunder bears to the aggregate offering price of the Purchased Units and the Fund, the Vendor, the Material Subsidiaries and AMG shall be responsible for the balance, whether or not they have been sued together or sued separately, provided, however, that: (i) the Underwriters shall not in any event be liable to contribute, in the aggregate, any amounts in excess of such aggregate fee or any portion of such fee actually received; and (ii) no party who has engaged in any fraud, fraudulent misrepresentation, gross negligence, or wilful misconduct shall be entitled to claim contribution from any person who has not engaged in such fraud, fraudulent misrepresentation, gross negligence or wilful misconduct.

(b) **Rights of Contribution in Addition to Other Rights**

The rights to contribution provided in this section shall be in addition to and not in derogation of any other right to contribution which the Underwriters may have by statute or otherwise at law.

(c) **Calculation of Contribution**

In the event that an Indemnifier may be held to be entitled to contribution from the Underwriters under the provisions of any statute or at law, the Indemnifier shall be limited to contribution in an amount not exceeding the lesser of:

(i) the portion of the full amount of the loss or liability giving rise to such contribution for which the Underwriters are responsible, as determined in section 16 (a) or (b), as the case may be, and

(ii) the amount of the fee actually received by the Underwriters from the Fund or the Partnership under this Agreement,

and an Underwriter shall in no event be liable to contribute any amount in excess of such Underwriter's portion of the Underwriting Fee actually received from the Fund under this Agreement.

(d) **Notice**

If the Underwriters have reason to believe that a claim for contribution may arise, they shall give the Indemnifier notice of such claim in writing, as soon as reasonably possible, but failure to notify the Indemnifier shall not relieve the Indemnifier of any obligation which he or it may have to the Underwriters under this section.

(e) **Right of Contribution in Favour of Others**

With respect to this section, the Indemnifier acknowledges and agrees that the Underwriters are contracting on their own behalf and as agents for their affiliates, directors, officers, employees and agents. The Underwriters' respective obligations to contribute pursuant to this section are several in proportion to the percentages of Purchased Units set forth opposite their respective names in section 19, and not joint.

17. Severability

If any provision of this Agreement is determined to be void or unenforceable in whole or in part, it shall be deemed not to affect or impair the validity of any other provision of this Agreement and such void or unenforceable provision shall be severable from this Agreement.

18. Expenses

Whether or not the transactions contemplated by this Agreement shall be completed, except as specifically provided below, all expenses of or incidental to the issue, sale and delivery of the Purchased Units and all expenses of or incidental to all other matters in connection with the transaction set out in this Agreement shall be borne by the Fund or the Partnership directly including, without limitation, fees and expenses payable in connection with the qualification of the Purchased Units for distribution, the fees relating to listing the Purchased Units on any exchanges, the fees and expenses of counsel to the Fund and the Vendor, all fees and expenses of local counsel, all fees and expenses of the auditors and other advisors and valuators and all costs incurred in connection with the preparation and printing of the Prospectus, Prospectus Amendments, "green sheets", certificates representing the Purchased Units, the fees and expenses of the Fund's transfer agent, the fees and expenses relating to the preparation, issuance and delivery of this Agreement, the Related Agreements and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Purchased Units incurred by the Underwriters in connection with their engagement and all reasonable expenses, including fees and expenses of counsel, and expenses associated with any marketing activities of the Fund (such out of pocket expenses and fees and expenses of counsel not to exceed $350,000 without the express consent of the Fund and the Vendor) and all Canadian federal goods and services tax and provincial sales tax exigible in respect of any of the foregoing.

19. Rights to Purchase

(a) Obligation of Underwriters to Purchase

The obligation of the Underwriters to purchase the Purchased Units at the Closing Time shall be several and not joint and several and shall be limited to the percentage of the Purchased Units set out opposite the name of the Underwriters respectively below:

National Bank Financial Inc.	32.5%
RBC Dominion Securities Inc.	20%
TD Securities Inc.	20%
CIBC World Markets Inc.	15%
Scotia Capital Inc.	10%
HSBC Securities (Canada) Inc.	2.5%

Subject to section 19(c), in the event that any of the Underwriters (a "**Refusing Underwriter**") shall fail to purchase its applicable percentage of the Purchased Units (the "**Defaulted Units**") at the Closing Time, the remaining Underwriters (the "**Continuing Underwriters**") shall have the right, but shall not be obligated, to purchase on a pro rata basis all of the Defaulted Units in proportion to the percentage of Purchased Units which such Continuing Underwriters have agreed to purchase pursuant to this Agreement or in any proportion agreed upon, in writing, by the Continuing Underwriters. If no such arrangement has been made and the number of Defaulted Units to be purchased by the Refusing Underwriters does not exceed 10% of the total number of the Purchased Units, the Continuing Underwriters will be obligated to purchase, severally and not jointly, the Defaulted Units on the terms set out in this Agreement in such proportions. If the number of Defaulted Units to be purchased by the Refusing Underwriters exceeds 10% of the total number of the Purchased Units, the Continuing Underwriters will not be obliged to purchase the Defaulted Units and, if the Continuing Underwriters do not elect to purchase the Defaulted Units, the Continuing Underwriters will not be obliged to purchase any of the Purchased Units and there shall be no further liability on the part of the Fund or the Underwriters except in respect of any liability which may have arisen or may arise under sections 15, 16 and 18. Nothing in this section shall oblige the Fund to sell to the Underwriters less than all of the Purchased Units or relieve from liability to the Fund any Underwriter which shall be so in default. In the event of a termination by the Fund of its obligations under this Agreement, there shall be no further liability on the part of the Fund, the Vendor, the Material Subsidiaries and AMG to the Underwriters except in respect of any liability which may have arisen or may arise under sections 15, 16 and 18.

(b) Purchases by Other Underwriters

If the amount of the Purchased Units which the remaining Underwriters wish to purchase exceeds the amount of the Purchased Units which would otherwise have been purchased by an Underwriter which is in default, such Purchased Units shall be divided pro rata among the Underwriters desiring to purchase such Purchased Units in proportion to the percentage of Purchased Units which such Underwriters have agreed to purchase as set out in section 19(a).

(c) **Rights to Purchase of Other Underwriters**

In the event that one or more but not all of the Underwriters shall exercise their right of termination under section 14 the others shall have the right, but shall not be obligated, to purchase all of the percentage of the Purchased Units which would otherwise have been purchased by such Underwriters which have so exercised their right of termination. If the amount of such Purchased Units which the remaining Underwriters wish, but are not obliged, to purchase exceeds the amount of such Purchased Units which remain available for purchase, such Purchased Units shall be divided pro rata among the Underwriters desiring to purchase such Purchased Units in proportion to the percentage of Purchased Units which such Underwriters have agreed to purchase as set out in section 19.

(d) **Right of Fund to Terminate**

Nothing in this section or section 14 shall oblige the Fund to sell to the Underwriters less than all of the Purchased Units.

20. Lock-Ups

Without the prior written consent of the Lead Underwriter, such consent not to be unreasonably withheld, other than pursuant to securities issued in connection with the Offering, the exercise of the Exchange Rights with respect to the Exchangeable LP Units, the distribution of Exchangeable LP Units or Units by the Vendor to another member of the Vendor Group, or the issuance of securities in relation to employee or executive compensation arrangements, during the period commencing on the date of this Agreement and ending on the day which is 180 days following the Closing Date, the Fund and the Vendor will not, directly or indirectly: (i) issue, offer, sell, contract to sell, exchange or otherwise dispose of any Purchased Units or Exchangeable LP Units or (ii) enter into any puts, calls, swaps or other arrangements that transfers to another, in whole or in part, any of the economic consequences of ownership of the Purchased Units; whether any such transaction described in clause (i) or (ii) above is settled by delivery of Purchased Units, Exchangeable LP Units or other securities of the Fund or the Material Subsidiaries, or any securities convertible or exercisable into or exchangeable for any Purchased Units, or publicly announce any intention to effect any of the foregoing.

21. Survival of Representations and Warranties

The representations, warranties, obligations and agreements of the Fund, the Vendor, the Material Subsidiaries and AMG contained in this Agreement and in any certificate delivered pursuant to this Agreement or in connection with the purchase and sale of the Purchased Units shall survive the purchase of the Purchased Units and shall continue in full force and effect unaffected by any subsequent disposition of the Purchased Units by the Underwriters or the termination of the Underwriters' obligations and shall not be limited or prejudiced by any investigation made by or on behalf of the Underwriters in connection with the preparation of the Prospectus, any Prospectus Amendments or the distribution of the Purchased Units.

22. Stabilization

In connection with the distribution of the Purchased Units, the Underwriters and members of their selling group (if any) may over-allot or effect transactions which stabilize or maintain the

market price of the Purchased Units at levels other than those which might otherwise prevail in the open market, in compliance with applicable securities laws and the rules and regulations of applicable stock exchanges. Those stabilizing transactions, if any, may be discontinued at any time.

23. Time

Time is of the essence in the performance of the parties' respective obligations under this Agreement.

24. Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable in the Province of Ontario.

25. Notice

Unless otherwise expressly provided in this Agreement, any notice or other communication to be given under this Agreement (a "notice") shall be in writing addressed as follows:

If to the Fund, ATSOT or the Partnership, addressed and sent to:

c/o its attorney, ATS Andlauer Transportation Services GP Inc.
190 Attwell Drive, Suite 600
Etobicoke, ON M9W 6H8

Attention: Michael Andlauer

Facsimile: 416-798-9230

E-mail: mandlauer@andlauer.ca

If to the GP, addressed and sent to:

ATS Andlauer Transportation Services GP Inc.
190 Attwell Drive, Suite 600
Etobicoke, ON M9W 6H8

Attention: Michael Andlauer

Facsimile: 416-798-9230

E-mail: mandlauer@andlauer.ca

If to the Vendor, addressed and sent to:

ATS Andlauer Transportation Services Inc.
190 Attwell Drive, Suite 600
Etobicoke, ON M9W 6H8

Attention: Michael Andlauer

Facsimile: 416-798-9230

E-mail: mandlauer@andlauer.ca

With a copy in each case to:

Burnet, Duckworth & Palmer LLP
First Canadian Place, Suite 1400
350 Seventh Avenue S.W.
Calgary, ALTA, T2P 3N9

Attention: Bill Maslechko

Facsimile: 403-260-0337

E-mail: wsm@bdplaw.com

If to National Bank Financial Inc., addressed and sent to:

130 King Street West, Suite 3200
The Exchange Tower, P.O. Box 21
Toronto, ON M5X 1J9

Attention: Peter Jelley

Facsimile: 416-869-6411

E-mail: peter.jelley@nbfinancial.com

If to RBC Dominion Securities Inc., addressed and sent to:

200 Bay Street, P.O. Box 50
South Tower, Royal Bank Plaza
Toronto, ON M5J 2W7

Attention: William Wong

Facsimile: 416-842-7527

E-mail: william.wong@rbccm.com

If to TD Securities Inc., addressed and sent to:

66 Wellington Street West, 8th Floor
TD Tower
Toronto, ON M5K 1A2

Attention: Grant Hughes

Facsimile: 416-983-3176

E-mail: grant.hughes@tdsecurities.com

If to CIBC World Markets Inc., addressed and sent to:

BCE Place
161 Bay Street, 4th Floor
Toronto, ON M5J 2S8

Attention: Francis Mason

Facsimile: 416-594-8176

E-mail: francis.mason@cibc.ca

If to Scotia Capital Inc., addressed and sent to:

Scotia Plaza
66th Floor, 40 King Street West
P.O. Box 4085, Station "A"
Toronto, ON M5W 2X6

Attention: Stephen Burleton

Facsimile: 416-863-7117

E-mail: steve_burleton@scotiacapital.com

If to HSBC Securities (Canada) Inc., addressed and sent to:

4th Floor, 70 York Street
Toronto, ON M5J 1S9

Attention: Jeffrey B. Allsop

Facsimile: 416-869-9498

E-mail: jeffrey_allsop@hsbc.ca

With a copy in each case to:

Osler, Hoskin & Harcourt LLP
1 First Canadian Place
Toronto, ON M5X 1B8

Attention: Chris Murray

Facsimile: 416-862-6666

E-mail: cmurray@osler.com

or to such other address as any of the parties may designate by giving notice to the others in accordance with this section.

Each notice shall be personally delivered to the addressee or sent by fax or e-mail to the addressee and:

(a) a notice which is personally delivered shall, if delivered on a Business Day, be deemed to be given and received on that day and, in any other case, be deemed to be given and received on the first Business Day following the day on which it is delivered; and

(b) a notice which is sent by fax shall be deemed to be given and received on the first Business Day following the day on which it is sent.

26. Authority of the Lead Underwriters

The Lead Underwriter is hereby authorized by each of the other Underwriters to act on its behalf and the Fund shall be entitled to and shall act on any notice given in accordance with section 25 or agreement entered into by or on behalf of the Underwriters by the Lead Underwriter which represents and warrants that it has irrevocable authority to bind the Underwriters, except in respect of any consent to a settlement pursuant to section 15(c) which consent shall be given by the Indemnified Party, a notice of termination pursuant to section 14 which notice may be given by any of the Underwriters, or any waiver pursuant to section 14(f), which waiver must be signed by all of the Underwriters. The Lead Underwriter shall consult with the other Underwriters concerning any matter in respect of which it acts as representative of the Underwriters.

27. Limitation of Liability of the Fund

Each of the parties hereto acknowledge that the obligations of the Fund under this Agreement will not be personally binding upon any of the Trustees, any registered or beneficial holder of Units of the Fund or any beneficiary under a plan of which a holder of such Units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing, or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund arising hereunder, any recourse for such indebtedness, obligations or liabilities of the Fund will be limited to, and satisfied only out of, the assets of the Fund.

28. Limitation of Liability of ATSOT

Each of the parties hereto acknowledge that the obligations of ATSOT under this Agreement will not be personally binding upon any of the ATSOT Trustees, any registered or beneficial holder of ATSOT Units or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing, or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of ATSOT arising hereunder, any recourse for such indebtedness, obligations or liabilities of ATSOT will be limited to, and satisfied only out of, the assets of the Fund.

29. Limitation of Liability of the Partnership

Each of the parties hereto acknowledge that the Partnership is a limited partnership formed under the laws of the Province of Manitoba, a limited partner of which is only liable for any of its liabilities or any of its losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the capital of the Partnership and the limited partner's pro rata share of any undistributed income. Each of the parties hereto acknowledge that the obligations of the Partnership shall not be personally binding upon, nor shall resort be had to, the property of any of the limited partners, their heirs, successors and assigns, and that resort shall only be had to the property of the Partnership or the property of its general partner. The GP is the sole general partner of the Partnership.

30. Counterparts

This Agreement may be executed by the parties to this Agreement in counterpart and may be executed and delivered by facsimile and all such counterparts and facsimiles shall together constitute one and the same agreement.

If the foregoing is in accordance with your understanding and is agreed to by you, please signify your acceptance by executing the enclosed copies of this letter where indicated below and returning the same to the Lead Underwriter upon which this letter as so accepted shall constitute an Agreement among us.

Yours very truly,

NATIONAL BANK FINANCIAL INC.

By: *"Peter Jelley"*

Name: Peter Jelley

Title: Director

RBC DOMINION SECURITIES INC.

By: *"William Wong"*

Name: William Wong

Title: Managing Director

TD SECURITIES INC.

By: *"Peter Giacomelli"*

Name: Peter Giacomelli

Title: Managing Director

CIBC WORLD MARKETS INC.

By: *"Francis Mason"*

Name: Francis Mason

Title: Managing Director

SCOTIA CAPITAL INC.

By: *"Stephen Burleton"*

Name: Stephen Burleton

Title: Managing Director

HSBC SECURITIES (CANADA) INC.

By: *"Jeffrey B. Allsop"*

Name: Jeffrey B. Allsop

Title: Director

The foregoing offer is accepted and agreed to as of the date first above written.

ATS ANDLAUER INCOME FUND, by its attorney ATS Andlauer Transportation Services GP Inc.

By: *"Michael Andlauer"*

Name: Michael Andlauer

Title: President and Chief Executive Officer

By: *"Brian Mascarenhas"*

Name: Brian Mascarenhas

Title: Vice President, Finance and Chief Financial Officer

ATS ANDLAUER OPERATING TRUST, by its attorney ATS Andlauer Transportation Services GP Inc.

By: *"Michael Andlauer"*

Name: Michael Andlauer

Title: President and Chief Executive Officer

By: *"Brian Mascarenhas"*

Name: Brian Mascarenhas

Title: Vice President, Finance and Chief Financial Officer

ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

By: *"Michael Andlauer"*

Name: Michael Andlauer

Title: President and Chief Executive Officer

By: *"Brian Mascarenhas"*

Name: Brian Mascarenhas

Title: Vice President, Finance and Chief Financial Officer

ATS Andlauer Transportation Services GP Inc., as managing general partner on behalf of ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP

By: *"Michael Andlauer"*

Name: Michael Andlauer

Title: President and Chief Executive Officer

By: *"Brian Mascarenhas"*

Name: Brian Mascarenhas

Title: Vice President, Finance and Chief Financial Officer

ATS ANDLAUER TRANSPORTATION SERVICES INC.

By: *"Michael Andlauer"*

Name: Michael Andlauer

Title: Chief Executive Officer

ANDLAUER MANAGEMENT GROUP INC.

By: *"Michael Andlauer"*

Name: Michael Andlauer

Title: Chief Executive Officer


SEC MAIL PROCESSING
MAR 17 2006
WASH, D.C.
205 SECTION

ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

as General Partner

and

ATS ANDLAUER OPERATING TRUST

and

ATS ANDLAUER TRANSPORTATION SERVICES INC.

as Limited Partners

and

EACH PERSON WHO IS ADMITTED TO THE PARTNERSHIP AS A LIMITED PARTNER IN ACCORDANCE WITH THE TERMS OF THIS AGREEMENT

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

SEPTEMBER 30, 2005

BURNET, DUCKWORTH & PALMER LLP

TABLE OF CONTENTS

Page

AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT

Amended and Restated Limited Partnership Agreement of **ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP** (the "**Partnership**") dated September 30, 2005 among **ATS ANDLAUER TRANSPORTATION SERVICES GP INC.** (the "**General Partner**"), a corporation incorporated under the federal laws of Canada and **ATS ANDLAUER OPERATING TRUST** (the "**Trust**"), a trust established under the laws of the Province of Ontario, and **ATS ANDLAUER TRANSPORTATION SERVICES INC.** (the "**Vendor**"), a corporation under the federal laws of Canada, and each person who is admitted to the Partnership as a Limited Partner in accordance with the terms of this agreement.

RECITALS:

A. The General Partner and the Trust established the Partnership under the laws of the Province of Manitoba pursuant to a declaration filed September 7, 2005 and a limited partnership agreement dated as of September 7, 2005 (the "**Original Partnership Agreement**"), under the name "ATS Andlauer Transportation Services Limited Partnership";

B. The parties wish to amend and restate the Original Partnership Agreement on the terms and conditions set forth herein;

In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

(a) "**Acquisition Agreement**" means the acquisition agreement to be dated as of the Closing Date between the Partnership and the Vendor pursuant to which the Partnership will agree to acquire the Purchased Assets.

(b) "**Acquisition Transaction**" means any amalgamation, merger or other form of business combination involving the Fund or the Partnership, any sale, lease, exchange or transfer of a substantial portion of the assets of the Fund or the Partnership, or any reorganization, recapitalization, liquidation or winding-up or other business combination involving the Fund or the Partnership.

(c) "**Act**" means *The Partnership Act* (Manitoba).

(d) "**Administration Agreement**" means the administration agreement to be entered into among the Fund, the Trust and the GP in connection with the Closing.

(e) "**affiliate**" means an "**affiliate**" within the meaning of Section 1.2 of Ontario Securities Commission Rule 45-501 – Exempt Distributions promulgated under the *Securities Act* (Ontario) as in effect on the date hereof;

(f) "**Agreement**" means this amended and restated limited partnership agreement, including without limitation the schedules hereto, as further amended, modified or supplemented from time to time.

(g) "**associate**" has the meaning ascribed thereto in the *Securities Act* (Ontario) at the date of this Agreement;

(h) "**Auditor**" means Deloitte & Touche LLP or any other firm of chartered accountants of nationally recognized standing in Canada appointed by the General Partner as auditor for the Partnership for the time being and who is also auditor for the Fund for the time being, whether or not the services of such firm of chartered accountants are regularly retained by the General Partner or any affiliate.

(i) "**BNRA**" means *The Business Names Registration Act* (Manitoba).

(j) "**Business**" means the business of developing, acquiring, making investments in and conducting the business and ownership of, and the operation and lease of assets and property in connection with, freight transportation including, without limitation, the provision of transportation solutions as may be approved by the General Partner from time to time, including the business and assets acquired pursuant to the Acquisition Agreement, together with all businesses and activities ancillary, incidental or related thereto.

(k) "**Business Day**" means any day on which commercial banks are open for business in the City of Toronto other than a Saturday, a Sunday or a day observed as a holiday in the City of Toronto, Ontario;

(l) "**Capital**" means, at any time, the aggregate of the General Partner's Capital and the Limited Partners' Capital, at that time.

(m) "**Closing**" means the completion of the issuance and sale of Fund Units pursuant to the Offering.

(n) "**Closing Date**" means the date on which Closing occurs.

(o) "**Credit Facility**" means the credit facility of the Partnership to be entered into prior to or upon Closing.

(p) "**Debt**" of any Person means (i) all indebtedness of such Person for borrowed money, including borrowings of commodities, bankers' acceptances, letters of credit or letters of guarantee, (ii) all indebtedness of such Person for the deferred purchase price of property or services represented by a note, bond, debenture or other evidence of debt, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person, (iv) all current liabilities of such Person represented by a note, bond, debenture or other evidence of debt, (v) all obligations under leases that have been or should be, in accordance with GAAP, recorded as capital leases in respect of which such Person is liable as lessee; and (vi) all obligations guaranteed by such Person.

(q) "**Declaration**" means the declaration of limited partnership for the Partnership filed under the Act and the BNRA and, where the context requires and all amendments thereto and renewals, replacements or restatements thereof.

(r) "**Declaration of Trust**" means the declaration of trust dated August 22, 2005 pursuant to which the Fund was established, as the same may be amended or amended and restated from time to time.

(s) "**Distributable Cash Flow**" has the meaning ascribed thereto in Section 5.2.

(t) "**Distribution Amount**" means the amount of all declared and unpaid distributions on an Exchangeable LP Unit that are declared on such Exchangeable LP Unit and remain unpaid prior to the date of redemption of such Exchangeable LP Unit by the Partnership from such holder.

(u) "**Distribution Period**" means each calendar month from and including the first day thereof and to and including the last day thereof; provided that the first Monthly Distribution Period, unless otherwise determined by the General Partner, will begin on (and include) the Closing Date and will end on (and include) October 31, 2005.

(v) "**EBITDA**" means earnings before provisions for interest, income taxes, depreciation and amortization.

(w) "**Encumbrance**" means any mortgage, charge, pledge, hypothecation, security interest, assignment, encumbrance, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant and any other encumbrances of any nature or any other arrangement or condition that in substance secures payment or performance of an obligation.

(x) "**Exchange Agreement**" means the exchange agreement between the Fund, the Trust, the Partnership, the General Partner and the Vendor dated as of the date hereof.

(y) "**Exchangeable LP Units**" has the meaning specified in Section 3.1.

(z) "**Existing Shareholders**" means Andlauer Management Group Inc. and Clarke Inc.

(aa) "**Existing Limited Partners**" means the Trust and the Vendor.

(bb) "**Financing**" means any credit facility granted or extended to, or investment by way of debt (or the purchase of debt) in, the Partnership whereby or pursuant to which money, credit or other financial accommodation has been or may be provided, made available or extended to the Partnership by way of borrowed money, the purchase of debt instruments or securities, bankers acceptances, letters of credit, overdraft or other forms of credit and financial accommodation, and includes any and all trust deeds, indentures, mortgages, bonds or debentures (whether issued and delivered as security or sold to a purchaser), security agreements and other deeds, instruments or documents in respect thereof;

(cc) "**Fund**" means ATS Andlauer Income Fund, a trust established under the laws of the Province of Ontario pursuant to the Declaration of Trust.

(dd) "**Fund Administration Expenses**" means all direct and indirect costs and expenses incurred by the Fund in connection with carrying out its duties and obligations under the Declaration of Trust and by the Trust in connection with carrying out its duties and obligations under the Trust Declaration of Trust, including, without limitation amounts paid for fees of the trustees of the Fund and the Trust, premiums for the Fund's and the Trust's share of the cost of liability insurance obtained for the benefit of the Fund and the Trust, their respective trustees and the directors and officers of the General Partner and other affiliated entities of the Fund, accounting and audit

expenses incurred by the Fund and the Trust, costs of reporting to holders of Units of the Fund, legal fees, fees paid to management entities which may be engaged to provide such services and all other costs and expenses incurred on behalf of the Fund or the Trust by the General Partner as administrator of the Fund and the Trust under the Administration Agreement and all taxes paid or payable to any governmental authority in respect of such expenses;

(ee) "**Fund Units**" means the trust units of the Fund, each of which represents an equal undivided interest in the distributions and the assets of the Fund, and includes a fraction of such a unit of the Fund.

(ff) "**GAAP**" means, at any time, accounting principles generally accepted in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.

(gg) "**General Partner's Capital**" means, at any time, the capital account of the General Partner in the Partnership, as maintained in accordance with Article 4.

(hh) "**General Partner**" means ATS Andlauer Transportation Services GP Inc., a corporation incorporated under the federal laws of Canada, any of its successors and any successor general partner appointed in accordance with this Agreement.

(ii) "**Governance and Administration Agreements**" means, collectively, the Declaration of Trust, the Acquisition Agreement, the Non-Competition Agreement (as defined in the Prospectus), the Securityholders Agreement, the Exchange Agreement, the Trust Declaration of Trust and the Administration Agreement as the same may be amended, supplemented or restated from time to time.

(jj) "**Governmental Entity**" means (i) any multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign, (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of or in lieu of any of the above.

(kk) "**GP Units**" has the meaning specified in Section 3.1.

(ll) "**Initial Limited Partner**" means the Trust.

(mm) "**Income Tax Act**" means the *Income Tax Act* (Canada).

(nn) "**Limited Partner**" means the holder of an LP Unit as indicated on the Register.

(oo) "**Limited Partners' Capital**" means, at any time, the aggregate of the capital accounts of each of the Limited Partners in the Partnership, as maintained in accordance with Article 4.

(pp) "**Limited Partners**" means the Trust and the Vendor and those persons from time to time admitted to the Partnership as additional limited partners as herein provided.

(qq) "**Liquidation Event**" means (i) the institution by the Partnership of any proceeding to be adjudicated a bankrupt or insolvent or to be dissolved, liquidated or wound-up, or the consent of the Partnership to the institution of bankruptcy, insolvency, dissolution, liquidation or winding-up proceedings against it, (ii) the filing of a petition, answer or consent seeking dissolution or

winding-up of the Partnership under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies' Creditors Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by the Partnership to contest in good faith any such proceedings commenced in respect of the Partnership within 10 days of becoming aware thereof, (iii) the consent by the Partnership to the filing of any such petition or to the appointment of a receiver, (iv) the making by the Partnership of a general assignment for the benefit of creditors, (v) the admission in writing by the Partnership of its inability to pay its debts generally as they become due or (vi) the liquidation, dissolution or winding-up of the Partnership or other distribution of assets of the Partnership among its Partners and/or creditors for the purpose of the liquidation of the Partnership's assets or the winding-up of its affairs.

(rr) "**LP Units**" means, collectively, the Ordinary LP Units and the Exchangeable LP Units.

(ss) "**Market Price**" means, in respect of a Fund Unit on any date, the weighted average of the trading prices of Fund Units during a period of 20 consecutive trading days ending not more than three trading days before that date on the Toronto Stock Exchange, or, if the Fund Units are not then quoted on the Toronto Stock Exchange, on any other stock exchange or automated quotation system on which the Fund Units are listed or quoted, as the case may be, as may be selected by the General Partner for this purpose; provided, however, that if in the reasonable opinion of the General Partner the public distribution or trading activity of the Fund Units during that period does not create a market which reflects the fair market value of a Fund Unit, then the Market Price will be determined by the General Partner, in good faith and in its sole discretion and provided further that any selection, opinion or determination by the General Partner will be conclusive and binding.

(tt) "**Net Income**" or "**Net Loss**" means, respectively, the net income or net loss of the Partnership as determined in accordance with GAAP.

(uu) "**Offering**" means the initial public offering of Fund Units.

(vv) "**Ordinary LP Unit**" has the meaning specified in Section 3.1.

(ww) "**Ordinary Resolution**" means a resolution of the Partners that is approved:

(i) by not less than a majority of the votes cast by those Partners holding Partnership Units who, being entitled to do so, vote in person or by proxy at a duly convened meeting of Partners, or any adjournment thereof, called in accordance with this Agreement; or

(ii) in writing (for which purpose counterparts and signatures by facsimile may be used) signed by Partners holding in the aggregate not less than a majority of the aggregate number of Partnership Units held by Partners who are entitled to vote on the resolution.

(xx) "**Original Partnership Agreement**" has the meaning set out in the recitals;

(yy) "**Partner**" means the Limited Partners and the General Partner.

(zz) "**Partnership**" means ATS Andlauer Transportation Services Limited Partnership, a limited partnership formed under the laws of the Province of Manitoba.

(aaa) "**Partnership Special Resolution**" means a resolution of the Partners that is approved:

(i) by more than 66 2/3% of the votes cast by those Partners holding Partnership Units who, being entitled to do so, vote in person or by proxy at a duly convened meeting of Partners, or any adjournment thereof, called in accordance with this Agreement; or

(ii) in writing (for which purpose counterparts and signatures by facsimile may be used) signed by Partners holding in the aggregate more than 66 2/3% of the aggregate number of Partnership Units held by Partners entitled to vote on that resolution.

(bbb) "**Partnership Unit**" includes an Ordinary LP Unit, an Exchangeable LP Unit and a GP Unit.

(ccc) "**Person**" means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

(ddd) "**Power of Attorney and Declaration Form**" means a power of attorney and declaration form substantially in the form of **Schedule C** attached to this Agreement or in any other form or forms as may be approved by the General Partner.

(eee) "**Prospectus**" means the final prospectus of the Fund to be filed with the securities regulatory authorities in each of the provinces of Canada in connection with the Offering.

(fff) "**Purchased Assets**" means the assets to be acquired by the Partnership pursuant to the Acquisition Agreement.

(ggg) "**Redemption Date**" means the date, if any, established by the General Partner for the redemption by the Partnership of all but not less than all of the outstanding Exchangeable LP Units pursuant to Section 3.3(a)(i); provided that the General Partner may not establish a Redemption Date unless there are fewer than that number of Exchangeable LP Units outstanding equal to less than 10% of the original number of Exchangeable LP Units issued on the Closing Date.

(hhh) "**Redemption Price**" has the meaning specified in Section 3.3(a)(i).

(iii) "**Register**" means the register of the Partners maintained pursuant to Section 3.11.

(jjj) "**Reserves**" means reasonable reserves which the General Partner determines are necessary or desirable to withhold from any advance or distribution to Partners having regard to the current and anticipated cash requirements of the Partnership, including for operating expenses, payments in respect of any Financing or other commitments and obligations, and reserves to ensure compliance with the agreements to which the Partnership is subject (including any Financing) and to ensure that monthly advances or distributions during any fiscal year pursuant to Section 5.3 are approximately the same and not subject to seasonal fluctuation and do not exceed Distributable Cash Flow in respect of such fiscal year;

(kkk) "**Securityholders Agreement**" means the securityholders agreement to be entered into between the Fund, the Trust, the General Partner, the Partnership and the Vendor and dated as of the Closing Date.

(lll) "**Shares**" means the shares in the capital of the General Partner and will, where the context permits, include (i) any securities into which such shares may be converted, reclassified, redesignated, subdivided, consolidated or otherwise changed, (ii) any securities of the General Partner or of any other Person received by the holders of such shares as a result of any merger,

amalgamation, reorganization, arrangement or other similar transaction involving the General Partner, (iii) any securities of the General Partner which are received by any one or more Persons as a stock dividend of distribution on or in respect of such securities, and (iv) any security, other instrument or right that is convertible into or evidences the right to acquire any of the foregoing securities.

(mmm) "**Special Voting Units**" has the meaning specified in the Declaration of Trust.

(nnn) "**Subscription Form**" means a form of subscription as attached as **Schedule B** or as approved from time to time by the General Partner, which incorporates language substantially similar to that contained in **Schedule B**;

(ooo) "**Transfer Agent**" means the General Partner or such other Person as is for the time being and from time to time appointed by the General Partner to act on behalf of the Partnership as registrar and transfer agent for the Partnership Units.

(ppp) "**Transfer Form**" means a transfer and power of attorney substantially in the form of **Schedule D** attached to this Agreement or in any other form or forms as may be approved by the General Partner;

(qqq) "**Transfer**" includes, in reference to any securities, (i) any transfer of such securities, directly or indirectly, by operation of law, by court order, by judicial process, or by foreclosure, levy or attachment, (ii) any sale, assignment, gift, donation, redemption, conversion or other disposition of such securities, directly or indirectly, pursuant to an agreement, arrangement, instrument or understanding by which legal title to or beneficial ownership of such securities passes from one Person to another Person or to the same Person in a different legal capacity, whether or not for value, and (iii) the granting, directly or indirectly, of any mortgage, charge, pledge, encumbrance or grant of security interest, and in each case any agreement to effect any of the foregoing; and the words "**Transferred**", "**Transferring**" and similar words have corresponding meanings.

(rrr) "**Transferee**" has the meaning specified in Section 3.13(b)(i).

(sss) "**Transferring Limited Partner**" has the meaning specified in Section 3.13(b)(i).

(ttt) "**Trust**" means ATS Andlauer Operating Trust, a trust established under the laws of the Province of Ontario.

(uuu) "**Trust Contribution**" means the sum of $93,242,000 paid in cash by the Trust to the Partnership on the date hereof.

(vvv) "**Trust Declaration of Trust**" means the declaration of trust dated August 31, 2005 pursuant to which the Trust was established, as the same may be amended or amended and restated from time to time.

(www) "**Underwriters**" has the meaning specified in the Prospectus.

(xxx) "**Unit Certificate**" means a certificate evidencing ownership of a Partnership Unit substantially in the form of **Schedule A** hereto or as otherwise approved from time to time by the General Partner.

(yyy) "**Vendor**" means ATS Andlauer Transportation Services Inc.;

(zzz) "**Vendor Contribution**" means the sum of $23,164,420 contributed by the Vendor to the Partnership on the date hereof, which contribution has been paid to the Partnership by the Vendor in property pursuant to the terms of the Acquisition Agreement as more particularly described in Section 3.1; and

(aaaa) "**Vendor Group**" means, collectively, the Vendor and any Existing Shareholder and any shareholder, associate or affiliate of the Vendor or an Existing Shareholder, including any family member of a shareholder of the Vendor or any Existing Shareholder and any company, trust or other entity owned by or maintained for the benefit of any such Person.

1.2 Gender and Number.

Any reference in this Agreement to gender includes all genders and words importing the singular number only will include the plural and *vice versa*.

1.3 Headings etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.4 Currency.

All references in this Agreement to dollars, unless otherwise specifically indicated, are expressed to in Canadian currency.

1.5 Certain Phrases, etc.

In this Agreement (i) (y) the words "**including**" and "**includes**" mean "**including (or includes) without limitation**", and (z) the phrase "**the aggregate of**", "**the total of**", "**the sum of**", or a phrase of similar meaning means "**the aggregate (or total or sum), without duplication, of**", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "**from**" means "**from and including**" and the words "**to**" and "**until**" each mean "**to but excluding**".

1.6 Accounting Terms.

All accounting terms not specifically defined in this Agreement will be construed in accordance with GAAP.

1.7 Statutory References.

Except as otherwise expressly provided in this Agreement, any references to a statute or regulation will be construed as a reference to such statute or regulation as it may be amended, re-enacted or superseded from time to time.

1.8 Day not a Business Day.

If anything is required to be done or any action is required to be taken pursuant to this Agreement on or by a specified date that is not a Business Day, then, unless otherwise specified, such action will be valid if taken on or by the next succeeding Business Day.

1.9 Calculation of Time.

In this Agreement, unless otherwise specified, a period of days will be deemed to begin on the first day after the event that began the period and to end at midnight (Toronto time) on the last day of the period, except that if the last day of the period does not fall on a Business Day, the period will terminate at midnight (Toronto time) on the next succeeding Business Day.

1.10 Withholding Rights.

The Partnership will be entitled to deduct and withhold from any consideration otherwise payable to Partners under this Agreement any amounts as the Partnership is required or permitted to deduct and withhold with respect to such payment under the Income Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case as amended or superseded, or would be permitted to withhold if an equal amount were remitted to the appropriate taxing authority. To the extent that amounts are so withheld, the withheld amounts will be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that the withheld amounts (or equivalent amounts, if applicable) are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Partner exceeds the cash portion of the consideration otherwise payable to the Partner, the Partnership is hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Partnership to enable it to comply with the deduction or withholding requirement (or make such permitted deduction) and the Partnership will notify the Partner and remit to the Partner any unapplied balance of the net proceeds of such sale.

1.11 Schedules.

The schedules attached to this Agreement will, for all purposes of this Agreement, form an integral part of it.

ARTICLE 2
RELATIONSHIP BETWEEN PARTNERS

2.1 Formation of Partnership.

The General Partner and the Initial Limited Partner agreed to and formed the Partnership pursuant to the laws of the Province of Manitoba on September 7, 2005. The parties have agreed to amend and restate the terms of the Original Partnership Agreement on the terms and conditions set out in this Agreement. The Partnership will be effective as a limited partnership from September 7, 2005, the date on which the General Partner caused the filing of the Declaration under the Act and the BNRA. The General Partner shall file, if, as and when required by the Act, the BNRA or this Agreement, any Declaration of changes or new declarations, and may file a declaration of change at any time for any proper purpose as the General Partner may determine, and shall take all necessary action on the basis of information available to it in order to maintain the status of the Partnership as a limited partnership.

2.2 Name of Partnership.

Subject to the provisions of the Act and any other applicable legislation, the name of the Partnership will be "**ATS Andlauer Transportation Services Limited Partnership**", or such other name as the General Partner may from time to time determine.

2.3 Business of the Partnership.

(a) The business of the Partnership is the Business. Unless otherwise agreed to by the General Partner and approved by Partnership Special Resolution, the Partnership will not carry on any other active business.

(b) The Partnership will be permitted to carry on business in any jurisdiction in which, in the opinion of counsel to the Partnership, the laws of that jurisdiction permit the liability of the Limited Partners to be limited upon compliance with such laws substantially to the same extent that such Limited Partners enjoy limited liability under the laws of the Province of Manitoba, provided that the General Partner has taken all steps that may be required by the laws of that jurisdiction for the Limited Partners to benefit from such limited liability.

(c) The Partnership must carry on business, in such a manner as to ensure, to the greatest extent possible, the limited liability of the Limited Partners, and the General Partner will register the Partnership in other jurisdictions where the General Partner considers it appropriate to do so.

2.4 Office

The registered office of the Partnership shall be 2500 – 360 Main Street, Winnipeg, Manitoba, R3C 4H6 or at such other office in the Province of Manitoba as the General Partner may designate from time to time. The General Partner shall notify each Limited Partner of any change in the registered office of the Partnership within 20 Business Days of such change.

2.5 Fiscal Year.

The fiscal year end of the Partnership for tax and financial reporting purposes will be December 31 in each calendar year or such other date as the General Partner may determine from time to time, provided that the General Partner has obtained any necessary consents from applicable taxation authorities.

2.6 Term.

The Partnership will exist until it is dissolved in accordance with this Agreement, the Act and the BNRA.

2.7 Private Issuer Restrictions.

Notwithstanding any other provisions in this Agreement, (i) unless otherwise determined by the General Partner, the number of Partners will be limited to no more than 50, (ii) the right to Transfer Partnership Units is restricted as herein provided, and (iii) any invitation to the public to subscribe for Partnership Units is prohibited.

2.8 Representations, Warranties and Covenants of the General Partner.

(a) The General Partner represents, warrants, covenants and agrees with each other Partner that:

(i) it is and will continue to be a corporation incorporated and organized and validly subsisting under the laws of the federal laws of Canada;

(ii) it holds and will maintain the registrations necessary for the conduct of its business and has and will continue to have all licences and permits necessary to carry on its business as the General Partner of the Partnership in all jurisdictions where the activities of the Partnership require such licensing or other form of registration of the General Partner;

(iii) it has and will continue to have all necessary capacity and corporate authority to act as the General Partner and to perform its obligations under this Agreement, and that such obligations do not and will not conflict with or breach its articles of incorporation or by-laws;

(iv) this Agreement constitutes a valid and binding obligation of the General Partner, enforceable against it in accordance with the terms of this Agreement;

(v) the General Partner holds and shall maintain the registrations and filings (and any amendments thereto and renewals thereof) necessary for the conduct of its activities and has and shall continue to have all licences and permits necessary to carry on its activities as the general partner of the Partnership in all jurisdictions where the activities of the Partnership require such licensing or other form of registration of or by the General Partner.

(vi) no authorization, consent or approval of, or filing with or notice to, any Person is required in connection with the execution, delivery or performance of this Agreement by the General Partner.

(vii) there are no actions, suits or proceedings pending or, to the knowledge of the General Partner, threatened, against or affecting the General Partner or any of its assets or undertaking at law or in equity or before any arbitrator or any Governmental Entity having jurisdiction which, if determined adversely, could affect adversely the General Partner, and the General Partner is not in default with respect to any law, regulation, order, writ, judgment, injunction or award of any competent Governmental Entity, court, arbitrator or instrumentality which would have such an effect.

(viii) it is not a "non-resident", a "financial institution", a "tax shelter" or a Person an interest in which would be a "tax shelter investment" in each case within the meaning of the Income Tax Act;

(ix) it will act with the utmost fairness and good faith towards the other Partners carrying out its obligations under this Agreement;

(x) it will devote to the conduct of the business and affairs of the Partnership such time as may be reasonably required for the proper management of the business and affairs of the Partnership;

(xi) it will, in the conduct of the business and affairs of the Partnership, act in the best interests of the Partnership and, in particular, will diligently enforce the rights of the Partnership pursuant to the terms and provisions of any instrument or document on behalf of and in the name of the Partnership from time to time as may be reasonably determined by the General Partner to be in the best interests of the Partnership; and

(xii) it will do all things and take all actions as may be necessary to ensure and protect, to the extent reasonably possible, the limited liability of the Limited Partners.

(b) The representations, warranties and covenants contained in this Section 2.8 will survive the execution of this Agreement, and the General Partner will be obliged to ensure the continuing accuracy of each representation and warranty made by it throughout the continuation of the Partnership.

2.9 Representations, Warranties and Covenants of the Limited Partners.

(a) Each of the Limited Partners severally represents, warrants, covenants and agrees with each other Partner that:

(i) it is incorporated or formed and validly subsisting under the laws of its jurisdiction of incorporation or formation;

(ii) it has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

(iii) it has the capacity and the necessary authority to enter into this Agreement and to perform its obligations hereunder, and such obligations do not and will not conflict with, nor do they or will they result in a breach of any of, the constating documents or by-laws of the Limited Partner;

(iv) this Agreement constitutes a valid and binding obligation of the Limited Partner, enforceable against it in accordance with the terms of this Agreement;

(v) no authorization, consent or approval of, or filing with or notice to, any Person is required in connection with the execution, delivery or performance of this Agreement by such Limited Partner, other than those that have been obtained; and

(vi) is not a "non-resident", a "financial institution", a "tax shelter" or a Person an interest in which would be a "tax shelter investment" in each case within the meaning of the Income Tax Act.

(b) The representations, warranties and covenants set forth in Section 2.9(a) will survive the execution and delivery of this Agreement and each Partner covenants and agrees to ensure that each representation and warranty made pursuant to Section 2.9(a) remains true so long as such party remains a Partner.

(c) If at any time any Limited Partner is or becomes a non-resident of Canada for the purposes of the Income Tax Act, such Limited Partner covenants, agrees and undertakes that it will: (a) immediately notify the General Partner that it is a non-resident of Canada for the purposes of the Income Tax Act and, (b) within ten days (or such longer period of time as the General Partner may permit), Transfer all its LP Units to a Person who is not a non-resident Canada for the purposes of the Income Tax Act. If any Limited Partner fails to comply with this provision, the General Partner will be entitled, without any notice to the Limited Partner, to Transfer such Limited Partner's LP Units to a Person that is not a non-resident of Canada for the purposes of the Income Tax Act and, in such an event, such Limited Partner will have the right only to receive the net proceeds therefrom.

2.10 Limitation on Authority of Limited Partners.

(a) No Limited Partner will, except in its capacity as an officer, director, agent or employee of the General Partner or an affiliate thereof (and then only in connection with Sections 2.10(a)(i) through (v):

(i) take an active role in the business of the Partnership or take part in the administration, operation, management or control of the business of the Partnership;

(ii) transact any business on behalf of the Partnership or make any commitment on behalf of or otherwise obligate or bind the Partnership;

(iii) other than by voting on a resolution of the Partners, execute any document that binds or purports to bind the Partnership or any other Partner as such;

(iv) hold itself out as having the power or authority to bind the Partnership or any other Partner as such;

(v) have any authority to act for or undertake any obligation or responsibility on behalf of any other Partner or the Partnership;

(vi) bring any action for partition or sale or otherwise in connection with the Partnership, or any interest in any property of the Partnership, whether real or personal, tangible or intangible, or file or register or permit to be filed, registered or remain undischarged any lien or charge in respect of any property of the Partnership;

(vii) compel or seek a partition, judicial or otherwise, of any of the assets of the Partnership distributed or to be distributed to the Partners in kind in accordance with this Agreement; or

(viii) take any action that will jeopardize or eliminate the status of the Partnership as a limited partnership.

2.11 Unlimited Liability of General Partner.

The General Partner will have unlimited liability to third parties for the debts, liabilities and obligations of the Partnership.

2.12 Limited Liability of Limited Partners.

Subject to the provisions of the Act and of such similar legislation in Canada as is applicable to the Partnership, the liability of each Limited Partner (which, for greater certainty, includes on the date hereof the Trust and the Vendor) for the debts, liabilities and obligations of the Partnership will be limited to the amount of capital contributed by or agreed to be contributed by such Limited Partner to the Partnership.

2.13 Indemnity of Limited Partners.

The General Partner will operate the Partnership to ensure to the greatest extent possible the limited liability of the Limited Partners and will indemnify and hold harmless each Limited Partner (including former Limited Partners) from any costs, damages, liabilities or expenses suffered or incurred

by such Limited Partner as a result of the liability of such Limited Partner not being limited in the manner provided in Section 2.12 unless the liability of such Limited Partner is not so limited as a result of or arising out of any act of such Limited Partner.

2.14 Indemnity of Partnership.

The General Partner will indemnify and hold harmless the Partnership from any costs, damages, liabilities, expenses or losses (including legal expenses incurred by the Partnership to defend any action, suit or proceeding based in whole or in part upon allegations indicating that the General Partner has been in contravention of Section 7.5 if the defence thereof is substantially unsuccessful with respect to such allegations) suffered or incurred by the Partnership that results from or arises out of any act, omission or error in judgment that is a contravention of Section 7.5 by virtue of the General Partner's failure to maintain or exercise the standard and degree of care, diligence and skill therein required, and no such action, suit or proceeding against the Partnership will be settled unless the settlement is approved by Partnership Special Resolution.

2.15 Indemnity of General Partner.

(a) To the fullest extent permitted by law, but subject to the limitations expressly provided in this Agreement, the General Partner, any former General Partner, any Person who is or was an affiliate of the General Partner or any former General Partner, any Person who is or was an officer, director, employee, partner, or agent of the General Partner or any former General Partner or any of their affiliates, or any Person who is or was serving at the request of the General Partner or any former General Partner or any of their affiliates as a director, officer, employee, partner, agent or trustee of another Person (collectively, an "**Indemnitee**") will be indemnified and held harmless by the Partnership from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including, without limitation, legal fees and expenses on a full indemnity basis), judgments, fines, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as:

(i) the General Partner, a former General Partner or any of their affiliates; or

(ii) an officer, director, employee, partner, agent or trustee of the General Partner, any former General Partner or any of their affiliates; or

(iii) a Person serving at the request of the General Partner, any former General Partner or any of their affiliates as a director, officer, employee, partner, agent or trustee of another Person,

provided, that

(iv) in each case the Indemnitee acted honestly and in good faith with a view to the best interests of the Partnership;

(v) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, the Indemnitee had reasonable grounds for believing its conduct was lawful; and

(vi) no indemnification pursuant to this Section 2.15 will be available to an Indemnitee where the Indemnitee has been adjudged by a final decision of a court of competent jurisdiction in Manitoba that is no longer appealable to have been negligent in the performance of its obligations under this Agreement. The termination of any action, suit or proceeding by judgment, order, settlement or conviction will not create a presumption that the Indemnitee acted in a manner contrary to that specified above.

Any indemnification pursuant to this Section 2.15 will be made only out of the assets of the Partnership.

(b) To the fullest extent permitted by law, expenses (including, without limitation, legal fees and expenses) incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding will, from time to time, be advanced by the Partnership prior to the final disposition of any claim, demand, action, suit or proceeding upon receipt by the Partnership of an undertaking by or on behalf of the Indemnitee to repay that amount if it is determined that the Indemnitee is not entitled to be indemnified as authorized in this Section 2.15.

(c) The indemnification provided by this Section 2.15 will be in addition to any other rights to which an Indemnitee may be entitled under any agreement, pursuant to any resolution of the Partners, as a matter of law or otherwise, as to actions in the Indemnitee's capacity as:

(i) the General Partner, a former General Partner or any of their affiliates;

(ii) an officer, director, employee, partner, agent or trustee of the General Partner, any former General Partner or any of their affiliates; or

(iii) a Person serving at the request of the General Partner, any former General Partner or any of their affiliates as a director, officer, employee, partner, agent or trustee of another Person,

and will continue as to an Indemnitee who has ceased to serve in that capacity.

(d) The Partnership may purchase and maintain (or reimburse the General Partner or its affiliates for the cost of) insurance, on behalf of those Persons as the General Partner determines, against any liability that may be asserted against or expense that may be incurred by that Person in connection with the Partnership's activities, whether or not the Partnership would have the power to indemnify those Persons against those liabilities under the provisions of this Agreement.

(e) The General Partner will hold the benefit of this indemnity in trust and as agent for the Indemnitees.

2.16 *Limitations on Liability of the Trust.*

Each of the parties hereto acknowledges that the obligations of the Trust under this Agreement will not be personally binding upon any of the trustees of the Trust, any registered or beneficial holder of units of the Trust or any beneficiary under a plan of which a holder of such units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Trust arising hereunder, and recourse for such indebtedness, obligations or liabilities of the Trust will be limited to, and satisfied only out of, the assets of the Trust. Any obligation of the Trust set out in this Agreement will, to the extent necessary to give effect to such obligation, be deemed to

constitute, subject to the provisions of the previous sentence, an obligation of the trustees of the Trust in their capacity as trustees of the Trust only.

2.17 Compliance with Laws.

Each Limited Partner will, on the request of the General Partner from time to time, immediately execute any documents or instruments considered by the General Partner to be necessary to comply with any applicable law or regulation of the Province of Manitoba or any other jurisdiction in which the Partnership carries on business, for the continuation, operation and good standing of the Partnership.

2.18 No Other Business By General Partner.

Unless otherwise agreed to by Partnership Special Resolution, the General Partner will not engage in any business other than the conduct of its obligations and responsibilities under this Agreement and the Governance and Administration Agreements and all activities necessarily incidental thereto.

2.19 Other Activities of Limited Partners

Subject only to the terms of the Non-Competition Agreement, Limited Partners and their affiliates and associates may engage in businesses, ventures, investments and activities which may be similar to or competitive with those in which the Partnership is or might be engaged and, unless otherwise agreed in writing, those Persons will not be required to offer or make available to the Partnership any other business or investment opportunity which any of those Persons may acquire or be engaged in for their own account.

ARTICLE 3
PARTNERSHIP UNITS

3.1 Partnership Units.

The interest in the Partnership of the Partners will be divided into and represented by an unlimited number of units designated as "**Ordinary LP Units**", an unlimited number of units designated as "**Exchangeable LP Units**", and an unlimited number of units designated as "**GP Units**". The Exchangeable LP Units will be exchangeable for Fund Units in the manner set out in the Exchange Agreement. Each Partnership Unit will represent an interest in the Partnership having the rights set forth in Section 3.2 and, in the case of the Exchangeable LP Units, Section 3.3, and will entitle the holder thereof to the rights and benefits of this Agreement. Except as otherwise specified in this Agreement, no Partner will have any preference, priority or right in any circumstance over any other Partner in respect of the Partnership Units held by each. Immediately following the execution hereof, the Partnership will purchase the initial limited partner unit from the Trust and the Trust will sell the initial limited partnership unit to the Partnership for a purchase price of $1.00 and, upon the completion of such purchase and sale, the initial limited partner unit will be cancelled and will no longer be outstanding for any of the purposes of this Agreement. Accordingly, immediately following the execution hereof, and such repurchase, each of the Partners will hold Partnership Units as follows:

Partner	Ordinary LP Units	Exchangeable LP Units	GP Units	Subscription Price
Vendor	–	2,316,442	–	$10.00 per Partnership Unit

Trust	9,324,200	–	–	$10.00 per Partnership Unit
General Partner	–	–	1	$1.00 per Partnership Unit

3.2 Attributes of Partnership Units.

The Partnership Units of the Partnership will have attached thereto the preferences, rights, restrictions, conditions and limitations as provided in this Agreement and as follows:

(a) the holder of Partnership Units will have the right to receive allocations of Net Income, Net Loss, net income for tax purposes and net loss for tax purposes as provided in this Agreement;

(b) the holders of Partnership Units will have the right to share in returns of capital and to share in cash and any other distributions to Partners and to receive the remaining property of the Partnership on dissolution or winding up in accordance with the terms of this Agreement; and

(c) the holders of Partnership Units will have the right to receive notice of and to attend any meetings of Partners of the Partnership and will be entitled to one (1) vote for each Partnership Unit held by them.

3.3 Rights, Privileges, Restrictions and Conditions of the Exchangeable LP Units.

(a) Notwithstanding Section 3.2, the Exchangeable LP Units will have the following rights, privileges, restrictions and conditions:

(i) **Redemption**. Subject to applicable law, the Partnership will on the Redemption Date redeem all but not less than all of the then outstanding Exchangeable LP Units for an amount per Exchangeable LP Unit equal to the Market Price of a Fund Unit on the last Business Day prior to the Redemption Date, plus the Distribution Amount, less any applicable withholding taxes (collectively, the "**Redemption Price**"), which will be satisfied in full by the Partnership causing to be delivered to each holder of Exchangeable LP Units a certificate or certificates representing one Fund Unit and a cheque of the Partnership in respect of the remaining portion, if any, of the Redemption Price for each Exchangeable LP Unit held by such holder. In any case of a redemption of Exchangeable LP Units under this Section 3.3(a)(i) the Partnership will, at least ten (10) days before the Redemption Date, send or cause to be sent to each holder of Exchangeable LP Units a notice in writing of the redemption by the Partnership of the Exchangeable LP Units held by such holder. On or after the Redemption Date, the Partnership will, upon presentation and surrender at the principal office of the Partnership of the certificates representing the Exchangeable LP Units to be redeemed together with such other documents and instruments as may be required to effect a transfer of Exchangeable LP Units and such additional documents and instruments as the Partnership may reasonably require, cause to be delivered to the holders of such Exchangeable LP Units the Redemption Price for each such Exchangeable LP Unit. On and after the Redemption Date, the holders of the Exchangeable LP Units called for redemption will cease to be holders of such Exchangeable LP Units and will not be entitled to exercise any of the rights of holders in respect thereof, other than the right to receive their proportionate part of the total Redemption Price, unless payment of the total Redemption Price for such Exchangeable LP Units is not made upon presentation and surrender of certificates in accordance with the foregoing provisions, in which case the rights of the holders will remain unaffected until the total Redemption Price has been paid in the manner hereinbefore provided. The

Partnership will have the right at any time after the sending of notice of its intention to redeem the Exchangeable LP Units as aforesaid to deposit or cause to be deposited the total Redemption Price for the Exchangeable LP Units so called for redemption, or of such of the said Exchangeable LP Units represented by Unit Certificates that have not at the date of such deposit been surrendered by the holders thereof in connection with such redemption, in a custodial account with any chartered bank or trust company in Canada named in such notice. Upon the later of such deposit being made and the Redemption Date, the Exchangeable LP Units in respect whereof such deposit has been made will be redeemed and the rights of the holders thereof after such deposit or Redemption Date, as the case may be, will be limited to receiving their proportionate share of the total Redemption Price for such Exchangeable LP Units so deposited, against presentation and surrender of the said Unit Certificates held by them, respectively, in accordance with the foregoing provisions. Upon payment by the Partnership of the Redemption Price, the former holder of Exchangeable LP Units will cease to have any right to be paid any amount in respect of declared and unpaid distributions on the Exchangeable LP Units.

(ii) **Notwithstanding**. Notwithstanding Section 3.3(a)(i), the holders of Exchangeable LP Units will not be entitled to receive Fund Units from the Partnership, and the Partnership will not be required to pay the Redemption Price to the holders of Exchangeable LP Units, if such action would jeopardize the Fund's status as a "**unit trust**" or "**mutual fund trust**" under the Income Tax Act. In the event this Section 3.3(a)(ii) applies, the rights of a holder of Exchangeable LP Units will remain unaffected until such time as payment of the Redemption Price may be made in accordance with this Section 3.3(a)(ii).

(b) For so long as Fund Units are held in the book-entry only system administered by CDS, no certificates for Fund Units will be issued upon the redemption of Exchangeable LP Units, and the Fund Units issuable on such exercise will be registered in the name of CDS or its nominee and registered on the books of CDS for the benefit of the holder of the Exchangeable LP Units so redeemed.

3.4 Economic Equivalence.

(a) In the event that there is a change in the number of Fund Units outstanding from time to time as a result of a subdivision, redivision or change of the then outstanding Fund Units into a greater number of Fund Units or the reduction, combination, consolidation or change of the then outstanding Fund Units into a lesser number of Fund Units or any similar change in the Fund Units (other than a consolidation as contemplated by Section 3.6 of the Declaration of Trust) (each such event, a "**Fund Unit Reorganization**"), then the General Partner will cause the same or an economically equivalent change (as determined by the General Partner as contemplated in Section 3.4(c)) to be made simultaneously to the Exchangeable LP Units to ensure that the number of Fund Units that would be received in respect of one Exchangeable LP Unit in accordance with Section 3.3(a) immediately following the Fund Unit Reorganization is the same as if such Exchangeable LP Unit had been exchanged for Fund Units in accordance with Section 3.3(a) immediately before the Fund Unit Reorganization.

(b) If at any time while any Exchangeable LP Unit is outstanding there is any reclassification of the Fund Units outstanding, any change of the Fund Units into other units or securities or any other capital reorganization of the Fund or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Fund Units, then the General Partner will cause the same or an economically equivalent change (as determined by the General Partner as contemplated in

Section 3.4(c)) to be made simultaneously to the rights of the holders of Exchangeable LP Units to ensure that holders of Exchangeable LP Units will be entitled to receive, in lieu of the number of Fund Units that they would otherwise have been entitled in respect of one Exchangeable LP Unit if such Exchangeable LP Unit had been exchanged for Fund Units in accordance with Section 3.3(a), the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Fund Units that they would have received had such Exchangeable LP Unit been exchanged for Fund Units in accordance with Section 3.3(a) immediately before the effective date of any such transaction.

(c) The General Partner, acting reasonably, will determine economic equivalence for the purposes of any event referred to in Section 3.4(a) or Section 3.4(b) and each such determination will be conclusive and binding on the holders of Exchangeable LP Units. In making each such determination, the General Partner will consider, without excluding other factors determined by the General Partner to be relevant, the following factors:

(i) in the case of any subdivision, redivision or change of the then outstanding Fund Units into a greater number of Fund Units or the reduction, combination, consolidation or change of the then outstanding Fund Units into a lesser number of Fund Units or any amalgamation, merger, reorganization or other transaction affecting Fund Units, the effect thereof upon the then outstanding Fund Units;

(ii) in the case of any amalgamation, merger, reorganization or other transaction affecting Exchangeable LP Units, the effect thereof upon the Exchangeable LP Units; and

(iii) in all such cases, the general taxation consequences of the relevant event to holders of the Exchangeable LP Units to the extent that such consequences may differ from taxation consequences of the holders of Fund Units and/or Exchangeable LP Units generally, except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of holders of Exchangeable LP Units.

(d) For greater certainty, the adjustments provided for in this Section 3.4 will be cumulative.

3.5 Offers and Acquisition Transactions.

(a) In the event an Offer (as such term is defined in the Declaration of Trust) is made for the Fund Units or upon the occurrence of an Acquisition Transaction, the General Partner will, pursuant to the provisions hereof, take such steps as it may deem necessary to permit the holders of Exchangeable LP Units to convert, exercise or exchange (including conditionally) Exchangeable LP Units in accordance with the provisions of the Exchange Agreement for the purpose of tendering the Fund Units acquired on such conversion, exercise or exchange to such Offer or participating in such Acquisition Transaction.

(b) The provisions of Section 14.6 of the Declaration of Trust are hereby incorporated into this Agreement and will be binding upon the Limited Partners and the General Partner, who is authorized to and must take all such action as may be necessary to give effect to such provisions.

3.6 Additional Limited Partners.

The General Partner will be authorized, subject to the provisions of the Securityholders Agreement and the Exchange Agreement and to the receipt of the consent of the Partners by Partnership Special Resolution and for so long as there remain LP Units available for distribution in accordance with Section 3.1, to admit to the Partnership, in addition to the Existing Limited Partners, one or more additional Limited Partners in respect of the LP Units subscribed for by each. The General Partner will amend the Register and the Declaration by showing the name of each additional Limited Partner, the amount of such additional Limited Partner's Capital contribution and such other information as is required to be shown on the Record, and will make such other filings and recordings as may be required by law.

3.7 Offering of LP Units; Fractional LP Units.

The General Partner is hereby authorized, subject to the provisions of the Securityholders Agreement and the Exchange Agreement and to the receipt of the consent of the Partners by Partnership Special Resolution, to raise capital for the Partnership by offering unallocated LP Units for sale, and may determine the terms and conditions of any such offering and may do all things in that regard, and all things done by the General Partner in that regard are hereby authorized and approved. Without limitation to any other provision hereof it is hereby expressly agreed that the Partnership will have the power and capacity to issue LP Units in consideration for assets or other non-cash consideration. No fraction of an LP Unit may be issued, assigned or entered in the Register. In connection with any offering, each subscribing Person will complete and execute a Subscription Form, and such other instruments and documents as the General Partner may require in connection with such subscription; provided that no subscription may be accepted that does not include a representation, warranty and covenant of the subscriber to the effect set out in Section 2.9.

3.8 Withdrawal as a Limited Partner.

A Limited Partner may only withdraw from the Partnership by transferring his, her or its LP Units in accordance with the provisions of this Agreement and the Securityholders Agreement or by the Partnership entering into an agreement with the Limited Partner for the repurchase of his, her or its LP Units.

3.9 Registered Holder of Partnership Units.

Only one Person will be recorded on the Register in respect of each Partnership Unit unless the General Partner decides otherwise.

3.10 Unit Certificate.

Upon the acceptance by the General Partner of a subscription for LP Units, the General Partner will cause the name of the Limited Partner to be entered on the Register and on the Declaration as a Limited Partner, will deliver to the Limited Partner a Unit Certificate specifying the number of LP Units represented thereby and will file or amend or cause to be filed or amended such other documents and instruments as may be required to be filed or amended under legislation similar to the Act, in other provinces or territories, as required to afford limited liability to the Limited Partners so admitted to the greatest extent possible. Every Unit Certificate must be signed by at least one officer or director of the General Partner and by at least one authorized signing officer of the Transfer Agent, but any signature other than that of the authorized signing officer of the Transfer Agent appearing thereon may be mechanically reproduced, and the validity of a Unit Certificate will not be affected by the circumstance

that a person whose signature is so reproduced is deceased or no longer holds the office which he or she held when the reproduction of his or her signature in that office was authorized.

3.11 Register and Other Records.

(a) The General Partner will:

(i) maintain a registered office for the Partnership;

(ii) maintain either directly or through an intermediary appointed by it a register (the "**Register**") and record therein the full names and addresses of the Partners, the number of Partnership Units held by each Partner, whether each Partner is a limited or a general partner, particulars of registration and transfer of Partnership Units and any Encumbrance of any Partnership Unit in accordance with Section 3.14;

(iii) maintain and update the Register, the Declaration and such other records as may be required by law; and

(iv) from time to time make on behalf of the Partnership all filings with any governmental authority that are required to be made by the Partnership.

(b) No change of name or address of a Limited Partner, no Transfer of an LP Unit of a Limited Partner in the Partnership and no admission of an additional Limited Partner in the Partnership will be effective for the purposes of this Agreement until (a) written notice of the same has been delivered to the General Partner; (b) all requirements set out in Section 3.13 (as applicable) have been satisfied; and (c) such change, transfer, substitution or addition is duly reflected in the Register and the Declaration. The names and addresses of the Limited Partners as reflected from time to time in the Register, as from time to time amended, will be conclusive as to such facts for all purposes of the Partnership.

(c) Upon receipt of any notice in writing from any Limited Partner requiring the updating of the Register or the Declaration or any similar document or instrument or other filing under legislation similar to the Act in other provinces and territories, the General Partner will prepare, file and record such update in the Register, the Declaration or other document or instrument or other filing. The General Partner will also update the Register or the Declaration upon: (i) the redemption of Exchangeable LP Units on the Redemption Date, and (ii) the conversion, purchase or redemption of Exchangeable LP Units in accordance with the provisions of the Exchange Agreement (including, for greater certainty, the issuance of Ordinary LP Units by the Partnership in accordance with such conversion, purchase or redemption).

3.12 Expenses.

The Partnership will pay all expenses incurred in connection with the initial registration of the Partnership under the Act and similar legislation of other provinces and territories.

3.13 Restriction on Transfer of LP Units.

(a) No Limited Partner may Transfer any of the LP Units owned by it except to Persons and in the manner expressly permitted in this Agreement. Any attempted Transfer of LP Units made in violation of this Agreement will be null and void, the General Partner will not approve any

Transfer of LP Units made in contravention of this Agreement and the Transfer Agent will not permit any such Transfer to be recorded on the Register.

(b) Subject to Section 3.13(c) and Section 3.14, no LP Unit may be Transferred except in conformity with the following provisions:

(i) A Partner wishing to Transfer LP Units (the "**Transferring Limited Partner**") must deliver to the General Partner a Transfer Form, duly completed and executed by the Transferring Limited Partner and the intended transferee of the LP Units (the "**Transferee**"). The form of transfer must specify, *inter alia*, the number and class of LP Units to be Transferred.

(ii) LP Units may not be Transferred to a Person that is a "non-resident" of Canada within the meaning of the Income Tax Act or that is a "tax shelter" within the meaning of the Income Tax Act or an interest in which would be a "tax shelter investment" within the meaning of the Income Tax Act, and the Transferee must deliver to the General Partner such documents (including, without limitation, a statutory declaration of residency) as the General Partner may require to evidence that the Transferee is not a "non-resident" of Canada, a "tax shelter" or a "tax shelter investment" within the meaning of the Income Tax Act.

(iii) Exchangeable LP Units may not be Transferred other than to the Trust or a member of the Vendor Group, and in the case of a Transfer to a member of the Vendor Group the Transferee must deliver to the General Partner such documents as the General Partner may require to evidence that the Transferee is a member of the Vendor Group.

(iv) There will be no Transfer of a fraction of an LP Unit.

(v) Each Transferee (other than a Person who is a Limited Partner as of the date of Transfer and other than a Transferee that acquires an interest in LP Units pursuant to paragraph (iii) of the definition of "Transfer") must become a party to and must become bound by each of this Agreement, the Exchange Agreement (as applicable in respect of any Exchangeable LP Units Transferred to such Transferee), and the Securityholders Agreement, and in connection therewith each Transferee must deliver to the General Partner such documents and other instruments as the General Partner may request to give effect to this Section 3.13(b)(v), including without limitation a duly authorized and executed signed counterpart of each of this Agreement, the Exchange Agreement (as applicable) and the Securityholders Agreement.

(vi) The Transferring Limited Partner must pay to the General Partner the administration fee, if any, required by the General Partner to effect the Transfer (which administration fee will not exceed $1,000).

(vii) This Section 3.13(b) does not apply to a Transfer of LP Units made:

(A) (i) in connection with the Offering, (ii) pursuant to the Exchange Agreement, or (iii) pursuant to the redemption by the Partnership of Exchangeable LP Units in accordance with Section 3.3(a); or

(B) in connection with or contemporaneously with the purchase of Fund Units pursuant to an Offer (as such term is defined in the Declaration of Trust).

(c) Where the Transferee complies with all applicable provisions of this Agreement, the General Partner is authorized to admit the Transferee to the Partnership as a Limited Partner and the Limited Partners hereby consent to the admission of, and will admit, the Transferee to the Partnership as a Limited Partner, without further acts of the Limited Partners (other than as may be required by law). A Transferee who becomes a Limited Partner will be subject to the obligations and be entitled to the rights of a Limited Partner under this Agreement on the date on which such Transfer is effective as provided in Section 3.11(b).

(d) No holder of Exchangeable LP Units will be permitted to transfer such Exchangeable LP Units, other than for Fund Units in accordance with the terms of the Exchange Agreement or this Agreement, unless: (i) such transfer would not require that the transferee make an offer to holders of Fund Units to acquire such Fund Units on the same terms and conditions under applicable securities legislation if such Exchangeable LP Units and all other outstanding Exchangeable LP Units were converted into Fund Units at the then current Exchange Ratio in effect under the Exchange Agreement immediately prior to such transfer; or (ii) the offeror acquiring such Exchangeable LP Units makes a contemporaneous identical offer for the Fund Units (in terms of price, timing, proportion of securities sought to be acquired and conditions) and does not acquire such Exchangeable LP Units unless the offeror also acquires a proportionate number of Fund Units actually tendered to such identical offer.

3.14 Encumbering of LP Units.

At any time and from time to time any Limited Partner may, upon prior written notice thereof to the General Partner, grant an Encumbrance on any or all of the LP Units held by it, directly or indirectly, to a recognized and reputable financial institution as security for any Debt of the Limited Partner or any of its affiliates.

3.15 Insolvency or Bankruptcy.

Where a Person becomes entitled to an LP Unit on the insolvency or bankruptcy of a Limited Partner, or otherwise by operation of law, in addition to any requirements of Section 3.13 that may be applicable, such entitlement will not be recognized or entered in the Register and no amendment to the Declaration will be made in respect of such entitlement until such Person:

(a) has produced evidence satisfactory to the General Partner of such entitlement;

(b) has agreed in writing to be bound by the terms of this Agreement, the Exchange Agreement and the Securityholders Agreement and to assume the obligations of a Limited Partner under this Agreement and appoints the General Partner as such Person's agent and lawful attorney upon the terms contained in the form of assignment prescribed by the General Partner and required to effect a transfer of an LP Unit; and

(c) has delivered such other evidence, approvals, and consents in respect of such entitlement as the General Partner may require and as may be required by law or by this Agreement.

3.16 Lost Unit Certificates.

Where a Person claims that a Unit Certificate representing an LP Unit recorded in the name of a Limited Partner has been defaced, lost, destroyed or wrongly taken, the General Partner will cause a Unit Certificate to be issued in substitution for such Unit Certificate if such Person files with the General Partner an agreement in a form satisfactory to the General Partner indemnifying and holding

harmless the Partnership from any costs, damages, liabilities or expenses suffered or incurred as a result of or arising out of issuing such new Unit Certificate and satisfies such other reasonable requirements as are imposed by the General Partner.

3.17 Inspection of Register.

Any Limited Partner, or his or her agent duly authorized in writing, will have the right to inspect and take extracts from the Register during normal business hours and upon payment of a reasonable fee to the General Partner to obtain a copy of the Register not more than 5 days after filing a written request therefor with the General Partner at the registered office of the Partnership.

3.18 Parties Not Bound to see to Trust or Equity.

The General Partner will not be bound to take notice of or see to the execution of any trust (whether express, implied or constructive), charge, pledge or equity to which any LP Unit or any interest therein is subject, nor to ascertain or inquire whether any sale or assignment of any LP Unit or any interest therein by any Limited Partner is authorized according to the terms of any trust, charge or pledge, nor to recognize any Person as having any interest in the LP Unit except for the Person recorded on the Register as the holder of such LP Unit. The receipt of the Person in whose name any LP Unit is recorded on the Register will be a sufficient discharge for the payment, issuance or delivery of all monies, securities and other property paid, issued or delivered in respect of such LP Unit and from all liability therefore.

3.19 Liability on Transfer.

Upon the Transfer of an LP Unit being recorded on the Register and the Transferee becoming a Limited Partner, the Transferring Limited Partner of the LP Unit will be relieved of any further liability in respect of the LP Units Transferred that arises out of any matter occurring after the date of the amendment to the Register reflecting such Transfer. Such Transferring Limited Partner will, however, continue to remain liable for any agreed contribution to capital not yet paid, any contribution returned to such Transferring Limited Partner by the Partnership to the extent required in accordance with the provisions of the Act, any additional contribution required to be made by such Transferring Limited Partner to the extent required by operation of law, or for any default prior to amendment of the Register as to any obligation to the Partnership of such Transferring Limited Partner under this Agreement in respect of the LP Unit Transferred.

3.20 General Partner May Hold LP Units.

After the Closing, the General Partner, subject to receipt of the consent of the Limited Partners by Partnership Special Resolution, may subscribe for and acquire additional LP Units or purchase LP Units and in respect of any of such holdings will be entered on the Register as a General Partner, unless otherwise approved by Partnership Special Resolution.

3.21 General Partner as a Limited Partner.

If the General Partner is shown on the Register and the Declaration as a Limited Partner, the General Partner will be entitled to all of the rights of a Limited Partner under this Agreement in respect of its contribution as a Limited Partner but otherwise will have the same rights and powers and will be subject to the same restrictions and liabilities as a general partner.

3.22 Initial Limited Partner Contribution

The Initial Limited Partner has contributed the sum of $1.00 as a capital contribution to the Partnership in exchange for one limited partnership unit, which unit will be repurchased by the Partnership upon Closing and thereafter cancelled and no further limited partnership units than those authorized by this Agreement shall be issued.

ARTICLE 4
CAPITAL ACCOUNTS AND CURRENT ACCOUNTS

4.1 Separate Capital Accounts

The General Partner will maintain a separate capital account for each Partner and will, on receipt of an amount in respect of a capital contribution, credit the account of the applicable Partner with such capital contribution and will debit the account with the amount of any capital contribution actually returned from time to time by the Partnership to the Partner.

The interest of a Partner will not terminate by reason of there being a negative or nil balance in the Partner's capital account. No Limited Partner shall be responsible for any losses of any other Limited Partner, nor share in the allocation of income or loss attributable to the Units of any other Limited Partner.

4.2 Contribution by the Trust.

The Trust has contributed on the date hereof the Trust Contribution to the Capital of the Partnership as the subscription price for the 9,324,200 Ordinary LP Units issued to it.

4.3 Contribution by Vendor.

The Vendor has contributed on the date hereof the Vendor Contribution to the Capital of the Partnership as the subscription price for the 2,316,442 Exchangeable LP Units issued to it.

4.4 Restriction on Withdrawals.

No Partner will have any right to withdraw any amount or receive any distribution from the Partnership except as expressly provided in this Agreement and as permitted by law and all Partners agree to any such withdrawal or receipt by any other Partner.

4.5 No Interest Payable on Accounts.

No Partner has the right to receive interest on any credit balance in any such capital accounts maintained on the books of the Partnership and no Partner is liable to pay interest to the Partnership on any deficit in any such capital accounts maintained on the books of the Partnership.

4.6 Deficit in Accounts.

The interest of a Partner in the Partnership will not terminate by reason of a negative or zero balance in any accounts maintained on the books of the Partnership.

ARTICLE 5
PARTICIPATION IN PROFITS AND LOSSES

5.1 Cash Distributions.

The cash flow of the Partnership for any Distribution Period (the "**Cash Flow**") will be equal to the EBITDA of the Partnership for such Distribution Period, less:

(a) any interest expense incurred by the Partnership during such Distribution Period;

(b) all amounts that relate to the repayment of the principal amount of any indebtedness of the Partnership during such Distribution Period;

(c) all costs and expenses of the Partnership incurred in connection with the payment of awards under the long term incentive plan of the Partnership or the Fund or any other incentives paid to management of the Fund, the Partnership or the General Partner that, in the opinion of the General Partner, may reasonably be considered to have accrued and become owing in respect of such Distribution Period, or a prior Distribution Period if not accrued in such prior period;

(d) all costs and expenses of the Partnership related to maintenance capital expenditure reserves, upgrade and renovation expenditures or renewal expenditures that are in excess of the amounts reserved by the Partnership therefor for such Distribution Period and that, in the opinion of the General Partner, may reasonably be considered to have accrued and become owing in respect of such Distribution Period, or a prior Distribution Period if not accrued in such prior period; and

(e) all amounts that have been previously distributed by the Partnership during such Distribution Period in accordance with the provisions of this Agreement,

in each case without duplication of any expenses that were deducted from earnings in calculating EBITDA.

5.2 Distributable Cash Flow.

The distributable cash flow for, or in respect of, a Distribution Period (the "**Distributable Cash Flow**") will be equal to the Cash Flow for such Distribution Period plus such amount of the cash reserves, if any, maintained by the Partnership as the General Partner may, in its sole discretion, designate in respect of a particular Distribution Period, less:

(a) any amounts that the General Partner may consider to be necessary to provide for the payment of any costs or expenses of the Partnership that have been or are reasonably expected to be incurred in the activities and operations of the Partnership (to the extent that such costs or expenses have not otherwise been taken into account in the calculation of the Cash Flow of the Partnership);

(b) amounts that the General Partner may consider to be necessary to provide for reasonable working capital reserves, maintenance capital expenditure reserves, upgrade and renovation reserves, renewal reserves or other reserves; and

(c) amounts that the General Partner may consider to be necessary to provide for reserves to stabilize cash distributions to the Partners and expenditures in excess of reserves.

5.3 Distributions on LP Units.

(a) Distributions of the Distributable Cash Flow for each Distribution Period will be made as follows:

(i) first, to the holder of GP Units, 0.001% of the Partnership's net income; and

(ii) thereafter, to the extent of the remaining Distributable Cash Flow, to the holders of LP Units on a *pari passu* basis,

(b) The General Partner may, in addition to the cash distributions described above, make a cash distribution to holders of LP Units at any other time, provided that no cash distributions may be made to any holders of Exchangeable LP Units or Ordinary LP Units unless an equivalent per Ordinary LP Unit or Exchangeable LP Unit, as the case may be, cash distribution is made to the holders of all outstanding Ordinary LP Units and Exchangeable LP Units at the same time.

5.4 Record Date and Payment Date.

Distributions on the Ordinary LP Units and the Exchangeable LP Units will be made by the Partnership within 15 days of the end of each Distribution Period to holders of Ordinary LP Units and Exchangeable LP Units of record on the last day of the Distribution Period. For greater certainty, distributions that are made after the end of any fiscal year, but that are payable on or before the end of that fiscal year, will be deemed to be distributions with respect to that fiscal year for purposes of this Article 5.

5.5 Manner of Payment.

(a) Distributions payable pursuant to Section 5.3 will be paid in cash. Any payment of cash by the General Partner to a Partner pursuant to this Agreement will be conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Partner at the Partner's address appearing in the Register, unless such cheque is dishonoured upon presentment. Upon such payment, the General Partner will be discharged from all liability to the Partner in respect of such payment; provided, however, that if such cheque is lost or destroyed then, upon the presentation of evidence satisfactory to the General Partner of such loss or destruction, together with such indemnity as the General Partner may reasonably require, the General Partner will issue a replacement cheque to the Partner.

(b) Notwithstanding the foregoing, the General Partner, in lieu of forwarding or causing to be forwarded a cheque pursuant to Section 5.6(a), may enter into an agreement with a Partner providing for the payment to such Partner of amounts hereunder by electronic funds transfer or by any other method at a place or places other than the place or places specified herein. Any payment of any cash amount pursuant to such agreement will, notwithstanding any other provision of this Agreement, be valid and binding on the General Partner, the Partnership and the relevant Partner.

5.6 Repayments.

If, as determined by the Auditor, it appears that any Partner has received an amount under this Article 5 that is in excess of that Partner's entitlement hereunder, the Partner will, promptly upon notice from the General Partner, reimburse the Partnership to the extent of the excess.

5.7 Set-Off.

The Partnership may set off any of its obligations to make distributions to any of the Partners against any liabilities or obligations of such Partner to the Partnership under this Agreement.

ARTICLE 6
ALLOCATION OF TAXABLE INCOME AND TAXABLE LOSS.

6.1 Allocation of Income and Losses for Tax Purposes

The net income or loss for tax purposes of the Partnership and any other amounts allocable for tax purposes for a given fiscal year of the Partnership will be allocated to the General Partner and the holders of LP Units at any time during such fiscal year, as to 0.001% and 99.999%, respectively, and to each holder of LP Units in an amount calculated by multiplying the aggregate income of the holders of LP Units by a fraction, the numerator of which is the sum of the cash distributions paid, payable or allocated to such holder with respect to such fiscal year and the denominator of which is the aggregate amount of the cash distributions paid, payable or allocated to all holders of LP Units by the Partnership with respect to such fiscal year.

If, with respect to a given fiscal year, no cash distribution is paid, payable or allocated by the Partnership to its Partners, the income, or loss, as the case may be, for tax purposes of the Partnership for such fiscal year will be allocated to the General Partner and the holders of LP Units at the end of each calendar month ending in such fiscal year, as to 0.001% and 99.999%, respectively, and to each holder of LP Units in the proportion that the number of Units held as at the end of such fiscal year by such Limited Partner is of the total number of Units issued and outstanding at each such date.

The amount of income or loss allocated to a Partner may exceed or be less than the amount of cash distributed to such Partner.

6.2 Allocation of Net Income and Net Loss.

The Net Income or Net Loss of the Partnership for accounting purposes will be allocated in each fiscal year to the Partners in the same proportion as the net income or loss for tax purposes of the Partnership is allocated during such fiscal year.

6.3 Tax Matters.

The Partnership will be treated as a limited partnership for federal and provincial income tax and other tax purposes. All income allocated to a Partner will be added to the capital account maintained for such Partner and any losses allocated to a Partner or amounts distributed to a partner will be deducted from such account.

ARTICLE 7
MANAGEMENT OF THE PARTNERSHIP

7.1 General Authority and Obligations of General Partner.

(a) Subject to Section 7.3 and Section 7.5, the General Partner (i) has unlimited liability for the debts, liabilities and obligations of the Partnership, (ii) except as herein expressly provided, is authorized and obliged to manage, control, administer and operate the business and affairs of the Partnership and to make all decisions regarding the business of the Partnership including the

Business and to represent the Partnership, and (iii) has the full and exclusive right, power and authority to do any act, take any proceeding, make any decision and execute and deliver any instrument, deed, agreement or document necessary for or incidental to carrying out the objects, purposes and business of the Partnership including the Business for and on behalf of the Partnership. In so doing, the General Partner has all of the rights and powers of a general partner as provided in the Act and as otherwise provided by law and any action taken by the General Partner will constitute the act of and shall serve to bind the Partnership. The power of the General Partner to represent the Partnership in dealings with third parties is unrestricted insofar as third parties are concerned and no person dealing with the Partnership will be required to inquire into the authority of the General Partner to take any act or proceeding, to make any decision or to execute and deliver any instrument, deed, agreement or document for or on behalf of or in the name of the Partnership.

(b) Notwithstanding anything to the contrary herein contained, all material transactions or agreements entered into by the Partnership, other than those agreements entered into in connection with the formation of the Partnership must be approved by the General Partner.

(c) The authority and power vested in the General Partner to manage the business and affairs of the Partnership will include all authority necessary or incidental to make all decisions regarding the Partnership, to bind the Partnership in respect of any such decision, to carry out the objects, purposes and Business of the Partnership including, without limitation, the ability to engage agents to assist the General Partner in carrying out, and the ability to delegate all of, its management obligations and administrative functions.

(d) The General Partner will take all actions necessary to ensure that the Partnership constitutes a Canadian partnership at all times for the purposes of the Tax Act and does not constitute a financial institution or a tax shelter investment for the purposes of the Tax Act.

7.2 General Powers of the General Partner.

(a) Subject to Section 7.3 and Section 7.5, and without limiting the generality of Section 7.1, the General Partner has full power and exclusive authority for and on behalf of and in the name of the Partnership:

(i) to enter into and to perform any agreement in connection with the establishment, operation, conduct or expansion of the business of the Partnership;

(ii) to manage, control and develop all of the activities of the Partnership and take all measures necessary or appropriate for the business of the Partnership or ancillary thereto;

(iii) to maintain records and provide reports to the Partners;

(iv) to acquire property, both real and personal, of any description;

(v) to incur, assume or become liable under or in respect of any Financing from time to time (including pursuant to the Credit Facility), and without limit as to the amount, cost or terms of payment thereof (including payments which may be calculated by reference to cash flow, income, revenue or like amounts) upon the credit of the Partnership and to incur and to assume and covenant to pay indebtedness, liabilities and obligations of all kinds, to guarantee obligations of, co-covenant with and join in the covenants of, others, whether in respect of the indebtedness, liabilities or obligations of the Partnership or of

others, and to raise or secure the repayment thereof, in such manner, upon such terms and conditions, and in all respects as the General Partner thinks fit, and in particular may, without limiting the generality of the foregoing (a) draw, make, accept, endorse, execute, negotiate, issue and deliver bills of exchange, promissory notes, cheques, drafts, orders for payment or delivery of money, receipts, directions, evidences of indebtedness, other negotiable and non-negotiable instruments and bonds, debentures, debenture stock and other debt obligations either outright or as security for any indebtedness, liabilities or obligations of the Partnership or of any other Person, (b) grant, create, incur or assume any security interest, mortgage, pledge, lien, charge, whether by way of specific or floating charge, or give other security on the undertaking and on the whole or any part of the property and assets of the Partnership (both present and future) and (c) execute and deliver all agreements, instruments, deeds and other documents relative to the foregoing;

(vi) to provide guarantees, indemnities and other forms of assurance to third parties in respect of the indebtedness, liabilities or obligations of the Partnership or of any other Person;

(vii) to employ all Persons necessary for the conduct of the business of the Partnership;

(viii) to retain such legal counsel, experts, advisors or consultants as the General Partner considers appropriate, including any of same as the General Partner may, in its discretion, determine to engage on behalf of Limited Partners in the representation of Limited Partners, and to rely upon the advice of such persons;

(ix) to open and operate any bank account;

(x) to establish places of business of the Partnership;

(xi) to pay all costs and expenses of the Partnership;

(xii) to commence or defend any action or proceeding in connection with the Partnership;

(xiii) to collect, sue for and receive all sums of money or other property or items that are believed due to the Partnership;

(xiv) to file returns required by any governmental or like authority;

(xv) to invest funds of the Partnership not immediately required for the business of the Partnership in accordance with the policies of the Partnership established from time to time;

(xvi) to make or cause to be made any election, designation or determination that may be made under the Income Tax Act or any other fiscal legislation of Canada or any province;

(xvii) subject to compliance with Section 7.3, to sell, exchange or otherwise dispose of the property, assets and undertaking of the Partnership as an entirety or substantially as an entirety or any part thereof or interest therein;

(xviii) to lease or license all or any part of the property, assets or undertaking of the Partnership at such time, in such manner and on such terms as the General Partner considers appropriate;

(xix) to enter into any agreement for the management or operation of the business, property and assets of the Partnership or any part thereof;

(xx) to acquire and maintain or cause to be acquired and maintained such insurance coverage as the General Partner may deem necessary or advisable for protection of the Partnership against claims, liabilities and losses arising from the conduct of its business or the ownership or leasing of its property and assets and to administer all claims or proceedings covered by insurance maintained by the Partnership;

(xxi) to employ, supervise, manage and terminate, or cause to be employed, supervised, managed and terminated, employees in the conduct of the business, affairs and undertaking of the Partnership and to incur and pay or cause to be paid all remuneration and other costs and expenses of the Partnership in connection with their employment;

(xxii) to enter into hedge contracts or similar arrangements to permit the Partnership to mitigate or eliminate the Partnership's exposure to interest rate, foreign exchange or other risks associated with the business of the Partnership;

(xxiii) to execute, acknowledge and deliver, or cause to be executed, acknowledged and delivered, any and all agreements, instruments, deeds and other documents to effect any and all of the foregoing;

(xxiv) to make distributions of Distributable Cash Flow; and

(xxv) to do anything that is provided for in this Agreement or that is in furtherance of or is incidental to or is necessary or desirable in respect of the business of the Partnership, including, without limitation, to do all such acts and things and execute all such agreements and other instruments as are necessary to give effect to the Offering and the transactions described or contemplated by the Prospectus and the Acquisition Agreement whether or not herein specifically mentioned.

(b) The General Partner may contract with any Person to carry out any of the duties of the General Partner hereunder; provided, however, that: (a) no such contract will relieve the General Partner of any of its obligations hereunder, and (b) the consent of the Partners by Partnership Special Resolution will be required in respect of any contract pursuant to which any material portion or aspect of the General Partner's duties are to be performed by any other Person.

7.3 Borrowings

The General Partner (and its affiliates or associates) or any Limited Partner (and its affiliates or associates) may advance or loan to the Partnership funds which may be necessary for the payment of operating expenses of the Partnership or for any other purpose. The rate of interest and any other expenses relative to those advances or borrowings will not materially exceed that which the Partnership could obtain from a Canadian chartered bank with respect to similar borrowings.

7.4 Limitation on Authority of General Partner.

Notwithstanding the general authority and powers granted to the General Partner hereunder, the General Partner will not be entitled or empowered, unless authorized by Partnership Special Resolution:

(a) to dissolve, terminate, wind up or otherwise discontinue the Partnership;

(b) to sell or otherwise dispose of all or any material part of the business or assets of the Partnership (other than in conjunction with an internal reorganization that has been approved by the Fund);

(c) subject to Section 3.5, to consolidate or subdivide the LP Units;

(d) to issue or accept, recognize or register the Transfer of any LP Units unless such issuance or Transfer has been effected in strict and complete compliance with the provisions of this Agreement; or

(e) to waive any default on the part of the General Partner or release the General Partner from any claims in respect thereof.

7.5 Title to Property.

Title to the assets of the Partnership, whether real, personal or mixed and whether tangible or intangible, shall be deemed to be owned by the Partnership as an entity, and no Partner individually shall have any ownership interest in the assets of the Partnership or any portion thereof. Title to any or all of the Partnership's assets shall be held in the name of the General Partner for the benefit of the Partnership or in such other names as the General Partner may determine from time to time. The General Partner declares and warrants that any assets of the Partnership of which legal title is held in the name of the General Partner shall be held by the General Partner as agent of the Partnership for the use and benefit of the Partnership in accordance with the provisions of this Agreement. All of the assets of the Partnership shall be recorded as the property of the Partnership on its books and records, irrespective of the name in which legal title to such assets is held.

7.6 Discharge of Duties of General Partner.

The General Partner must exercise its powers and discharge its duties under this Agreement honestly and in good faith and in the best interests of the Partnership and in connection therewith must exercise the standard and degree of care, diligence and skill that a reasonably prudent Person experienced in the business of the Partnership would exercise in comparable circumstances.

7.7 Limitation of Liability.

The General Partner is not personally liable for the return of any capital contribution made by a Limited Partner to the Partnership. Moreover, notwithstanding anything else contained in this Agreement, but subject to Section 7.5, neither the General Partner nor its officers, directors, shareholders, employees or agents are liable, responsible for or accountable in damages or otherwise to the Partnership or a Limited Partner for any action taken or failure to act on behalf of the Partnership within the scope of the authority conferred on the General Partner by this Agreement or by law unless the act or omission constituted negligence or wilful misconduct of the General Partner in performing its obligations under this Agreement.

7.8 Reimbursement of General Partner.

The General Partner will be reimbursed by the Partnership for all expenses incurred by the General Partner in the performance of its duties hereunder (including, without limitation, all costs of administration, overhead and remuneration paid to officers and employees of the Partnership or General

Partner) and in addition will be reimbursed by the Partnership for all amounts incurred by the General Partner pursuant to Section 3.5 of the Administration Agreement.

7.9 Commingling of Funds.

The funds and assets of the Partnership must not be commingled with the funds or assets of the General Partner or of any other Persons.

7.10 Insurance.

The General Partner will, on behalf of the Partnership, purchase and maintain, or cause to be purchased and maintained, for the benefit of the Partnership and the operation of the business thereof, property, casualty and other insurance of such types and coverages as the General Partner determines to be appropriate in the circumstances.

7.11 Maintenance of Limited Liability.

The General Partner must so far as possible, at all times, conduct the business and affairs of the Partnership in such a manner so that the liability of a Limited Partner will be limited to the amount of the Capital contributed or agreed to be contributed in respect of the LP Units held by such Limited Partner.

7.12 Filing of Elections.

The Partners hereby authorize the General Partner to execute and file on behalf of the Partnership any elections that are referred to in the Income Tax Act or other applicable tax legislation as are in its reasonable opinion appropriate in the circumstances. The General Partner may also file such elections on behalf of the Partners pursuant to the powers granted to the General Partner under Section 2.11 hereof.

7.13 Ostensible Authority of General Partner.

No person dealing with the Partnership will be required to inquire into the authority of the General Partner to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for and on behalf of or in the name of the Partnership. The General Partner will, where it deems necessary, insert, and cause agents of the Partnership to insert, the following clause in any contracts or agreements to which the Partnership is a party or by which it is bound:

> "The parties hereto acknowledge that ATS Andlauer Transportation Services Limited Partnership is a limited partnership formed under the laws of the Province of Manitoba, a limited partner of which is only liable for any of its liabilities or any of its losses to the extent of the amount that the limited partner has contributed or agreed to contribute to the capital of the limited partnership and the limited partner's pro rata share of any undistributed income. The parties hereto acknowledge that the obligations of ATS Andlauer Transportation Services Limited Partnership shall not be personally binding upon, nor shall resort be had to, the property of any of the limited partners, their heirs, successors and assigns, and that resort shall only be had to the property of ATS Andlauer Transportation Services Limited Partnership or the property of

its general partner. ATS Andlauer Transportation Services GP Inc. is the sole general partner of the limited partnership."

ARTICLE 8
BOOKS AND RECORDS AND FINANCIAL INFORMATION

8.1 Books of Account.

The General Partner must keep and maintain, or cause to be kept and maintained, at its principal place of business, full, complete and accurate books of account and records of the business of the Partnership and of the General Partner. A Limited Partner may, upon five (5) Business Days' written notice to the General Partner, inspect copies of the books and records of the Partnership and of the General Partner at the Limited Partner's expense during normal business hours, but a Limited Partner may not have access to any information of the Partnership that the Partnership is required to hold confidential. In addition to the audit referred to in Section 8.3 hereof, and without limitation of any audit rights any Limited Partner may have pursuant to any other agreement among the parties hereto, a Limited Partner may, at its expense and upon reasonable written notice to the General Partner, audit the books of account and records of the business of the Partnership and the General Partner provided however, if any one Limited Partner gives notice to perform an audit pursuant to this Section within three years of such Limited Partner's most recent audit pursuant to this Section 8.1, such Limited Partner must show reasonable cause as to why such audit is necessary.

8.2 Appointment of Auditor.

Upon the determination of the General Partner or on the request of any Limited Partner holding not less than 10% of the outstanding LP Units, the Partnership will retain the Auditor to review and report to the Partners upon the financial statements of the Partnership for, and as at the end of each Financial Year. The Auditor may be replaced or a new Auditor may be appointed by the General Partner.

8.3 Annual Report and Income Tax Information.

(a) Within 90 days after the end of each Financial Year (or such shorter period of time as the Fund may, pursuant to applicable securities laws, be required to deliver its annual financial statements to holders of Fund Units), the General Partner will forward to each Partner and to each Person who was shown on the Register as a Partner during such Financial Year:

(i) upon the determination of the General Partner or on the request of any Limited Partner holding not less than 10% of the outstanding LP Units, an annual report for such Financial Year containing:

(A) audited financial statements of the Partnership as at the end of, and for, such Financial Year (prepared in accordance with GAAP consistently applied, with comparative financial statements as at the end of, and for, the immediately preceding Financial Year) containing:

(I) a balance sheet;

(II) a statement of income;

(III) a statement of changes in financial position; and

(IV) a statement of changes in Capital;

(B) a report of the Auditor on such financial statements;

(C) a report of allocations and distributions to Partners;

(D) such other information as is required to be provided to Limited Partners pursuant to applicable legislation or, in the opinion of the General Partner, is material to the Business of the Partnership; and

(ii) information concerning the amount of net income or loss for tax purposes and credits and charges to Capital and to the current accounts allocated to such Person and such other information as may be necessary to enable such Person to file Canadian income tax returns with respect to such Person's income from the Partnership in respect of such Financial Year.

8.4 Additional Financial Information.

Upon the determination of the General Partner or on the request of any Limited Partner holding not less than 10% of the outstanding LP Units, within forty-five (45) days after the end of each of the first three quarters of each Financial Year of the Partnership (or such shorter period of time as the Fund may, pursuant to applicable securities laws, be required to deliver its quarterly financial statements to holders of Fund Units), the General Partner will forward to each Partner shown on the Register as a Partner at the end of each such quarter the unaudited financial statements of the Partnership for such quarter containing statements of operations for the relevant period and such other information as is, in the reasonable opinion of the General Partner, material to the business of the Partnership.

8.5 Accounting Policies.

Subject to Section 8.3, the General Partner may establish, from time to time, accounting policies with respect to the financial statements of the Partnership and may change, from time to time, any policy that has been so established provided that such policies are consistent with the provisions of this Agreement and with GAAP.

ARTICLE 9
PARTNERSHIP MEETING

9.1 Meetings of Partners.

The General Partner may, in its discretion, call meetings of the Partners, and must call a meeting of the Partners upon the receipt of a request in writing by the holder(s) of not less than 10% of the outstanding LP Units. Any such request must specify the purpose or purposes for which such meeting is to be called. If the General Partner fails to call a meeting upon such request within a period of 30 days after receiving such request, the requesting Partner(s) may call such meeting, and the notice calling such meeting will be signed by such requesting Partner(s) or by any Person designated by such requesting Partner(s) in writing. Any meeting called by such requesting Partner(s) will be conducted in accordance with the provisions of this Agreement. The expenses incurred in calling and holding such meetings will be for the account of the Partnership.

9.2 Notice of Meetings and Quorum.

(a) Meetings will be held at a time and at a place designated in the notice of the meeting. The meeting will consider such business as may be contained in the notice calling the meeting and such other business as Partners are entitled to vote or act upon as provided in this Agreement.

(b) Notice of any meeting of the Partners will be given to the General Partner and each Limited Partner at his or her address shown in the Register and to the Auditor. Any such notice must be mailed by prepaid post at least 10 Business Days (or such shorter period as may be unanimously agreed to by all Partners) and not more than 30 Business Days prior to the meeting and must state the time when and the place where such meeting is to be held. The notice must specify, in general terms, the nature of all business scheduled to be transacted thereat. It will not be necessary to include in any notice the text of any resolution to be considered. Notice for adjourned meetings will be given not less than 15 Business Days (or such shorter period as may be unanimously agreed to by all Limited Partners) in advance and otherwise in accordance with the provisions for notice contained in this Section 9.2 except that it need not specify the nature of business to be transacted of which notice has already been given.

(c) A quorum for a meeting of Partners will consist of two or more Partners present in person or represented by proxy holder, and if such quorum is not present on the date for which the meeting is called within one half hour after the time fixed for the holding of such meeting, the meeting (i) if called by or on the requisition of Limited Partners, will be terminated; and (ii) if called by the General Partner, will be held at the same time and place on the day which is seven days later (or if that date is a Business Day, the first Business Day prior to that date). The General Partner will give three days' notice to Limited Partners of the date of the reconvening of the adjourned meeting and at the reconvened meeting a quorum will consist of the Limited Partners being present in person or represented by proxy.

9.3 Powers Exercisable by Limited Partners.

(a) In addition to any other power conferred upon them by this Agreement, the Limited Partners may by Partnership Special Resolution:

(i) remove the General Partner and appoint a successor general partner;

(ii) continue the Partnership if the Partnership is terminated by operation of law;

(iii) dissolve, terminate, wind up or otherwise discontinue the Partnership;

(iv) approve or disapprove the sale or other disposition of all or any material part of the business or assets of the Partnership;

(v) consolidate or subdivide the LP Units;

(vi) approve the issuance of any unissued Partnership Units and the terms and conditions thereof;

(vii) amend this Agreement pursuant to Section 12.1 in accordance with the provisions of this Agreement;

(viii) amend, modify, alter or repeal any Partnership Special Resolution; and

(ix) waive any default, other than in respect of insolvency, receivership or bankruptcy, on the part of the General Partner on such terms as they may determine and release the General Partner from any claims in respect thereof.

(b) In addition to any other power conferred upon them by this Agreement, the Limited Partners may by Partnership Special Resolution require the General Partner on behalf of the Partnership to enforce any obligation or covenant on the part of any Limited Partner.

9.4 Construction of Powers.

The powers in Section 9.3 will be several and cumulative and not dependent on each other and each power conferred in each paragraph of Section 9.3 will be construed as complete in itself and not by reference to any other power and the exercise of any one or more of such powers or any combination thereof, from time to time, will not be deemed to exhaust the rights of the Partners to exercise such power or powers thereafter. The powers conferred on Limited Partners will not be exercisable if the exercise thereof would constitute Limited Partners taking part in the management or control of the business of the Partnership.

9.5 Voting.

(a) Except as otherwise provided herein, at all meetings of Partners, each Partner will be entitled to cast one vote for each Partnership Unit owned by him upon each matter presented for a vote. Only Partners shown on the Register of the Partnership Units on the date preceding the date of the notice required by Section 9.2(b) hereof or a Person appointed by proxy by a Partner as shown on the Register will be entitled to vote at such meeting. Every matter submitted to a meeting, except matters referred to in Section 9.3, will be decided by a show of hands unless a poll is demanded, in which case a poll will be taken. The chairman of the meeting will not have a casting vote. A poll will be taken on every matter referred to in Section 9.3. At all meetings of the Partners on a matter voted upon:

(i) for which no poll is required or requested, a declaration made by the chairman of the meeting as to the vote thereon will be conclusive evidence thereof; and

(ii) for which a poll is required or requested, the result of the poll will be deemed to be the vote of the meeting on the matter in respect of which the poll was taken.

9.6 Proxies.

(a) At any meeting of Partners, any Partner entitled to vote thereat may vote by proxy in substantially the following form, provided the proxy has been received by the General Partner for verification at least 48 hours prior to the scheduled time of the meeting:

INSTRUMENT OF PROXY

The undersigned, ____________________________, being owner of ______________________ Partnership Unit(s) of ATS Andlauer Transportation Services Limited Partnership, hereby appoints ____________________________ of ________________________________, in the ________________________ of _____________________, as its proxy holder, with full power of substitution, to vote for it and on its behalf at the meeting of Partners to be held on the ______

day of ___________, and every adjournment thereof and on every poll that may take place in consequence thereof.

SIGNED this ____ day of ________________, ____.

A person appointed as proxy holder need not be a Partner. Every such proxy purporting to be executed by or on behalf of a Partner will be considered to be valid unless challenged by any Partner or holder of another proxy prior to or at the time of its exercise, and the burden of proving any invalidity will rest on the person so challenging. Any challenge to the validity of any proxy will be made in such form and will contain such material as the chairman of the meeting may reasonably approve, and all decisions concerning the validity of proxies will be made by the chairman of the meeting. A vote cast in accordance with the terms of an instrument of proxy will be valid notwithstanding the previous death, incapacity, insolvency or bankruptcy of the Partner giving the proxy or the revocation of the proxy unless written notice of that death, incapacity, insolvency, bankruptcy or revocation has been received by the chairman of the meeting prior to the commencement of the meeting.

9.7 Minutes.

Minutes of all resolutions and proceedings of every meeting of Partners will be made and recorded by the General Partner. Minutes, when signed by the chairman of the meeting at which resolutions were passed or proceedings held, or by the chairman of the next succeeding meeting of Partners, will be prima facie evidence of the matters therein stated until the contrary is proved. Every such meeting in respect of which minutes are made and signed will be deemed, unless the contrary is proved, to have been duly held and convened, and all resolutions passed or proceedings taken as referred to in the minutes will be deemed to have been duly passed and taken in accordance with this Agreement.

9.8 Conduct of Meetings.

The chairman of any meeting will be a person nominated in writing by the General Partner unless some other person is appointed chairman by Partnership Special Resolution. A nominee of the General Partner may not serve as chairman if the General Partner is in default under this Agreement. Meetings will be conducted as required by this Agreement and as determined by the chairman of the meeting where procedures are not prescribed herein. A representative of any Limited Partner and, if the meeting is held to consider the annual financial statements of the Partnership, the Auditor may attend any meetings and address the meeting and any Limited Partner may move any resolution.

9.9 Resolutions Binding.

Any Partnership Special Resolution or Ordinary Resolution passed in accordance with this Agreement will be binding on all Partners and their respective heirs, executors, administrators, other legal representatives, successors and assigns, whether or not such Partner was present or represented by proxy at the meeting at which such resolution was passed, whether or not such Partner was entitled to vote in respect of such resolution, whether or not such Partner voted against such resolution and whether or not such Partner received a copy of a resolution in writing passed pursuant to this Agreement.

9.10 Conditions to Action by Limited Partners

The right of the Limited Partners to vote to amend this Agreement, to dissolve the Partnership or to remove the General Partner and to admit a replacement or to exercise any of the powers set out in Section 9.3 or to approve or initiate the taking of, or take, any other action at any meeting of

Partners will not come into existence or be effective in any manner unless and until, prior to the exercise of any right or the taking of any action, the Partnership has received an opinion of counsel (who may be an employee of the General Partner or the Partnership) advising the Limited Partners (at the expense of the Limited Partners) as to the effect that the exercise of those rights or the taking of those actions may have on the limited liability of any Limited Partners other than those Limited Partners who have initiated that action, each of whom expressly acknowledges that the exercise of the right or the taking of the action may subject each of those Limited Partners to liability as the General Partner.

9.11 Additional Rules and Procedures

To the extent that the rules and procedures for the conduct of a meeting of the Partners are not prescribed in this Agreement, the rules and procedures will be determined by the General Partner.

9.12 Consent Without Meeting

Any matter which may be addressed by any Limited Partners at a meeting may be addressed by written resolution signed by such Limited Partners in lieu of holding such meeting. In addition, any action required or permitted by this Agreement or any provision of law to be taken at a meeting of the Partners, may be taken without a meeting without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by Partners holding Units having not less than the minimum number of votes necessary to authorize or take such action at a meeting at which Partners holding 100% of the outstanding LP Units entitled to vote thereon were present and voted. Such consent shall have the same effect as a vote of such Partners and may be stated as such in any certificate or document. Prompt written notice of the taking of the action without a meeting by less than unanimous written consent of the Partners shall be given to Partners who have not consented in writing.

ARTICLE 10
ASSIGNMENT OF INTEREST OF GENERAL PARTNER

10.1 Assignment of Interest of General Partner.

Except with the prior approval of Limited Partners by Partnership Special Resolution, the General Partner must not sell, assign, transfer or otherwise dispose (including by way of amalgamation, arrangement, merger or consolidation) of its interest or rights as the General Partner in the Partnership, other than a Transfer as contemplated in paragraph (iii) of the definition of Transfer.

10.2 Removal of General Partner.

(a) Upon the passing of any resolution of the directors or the shareholders of the General Partner requiring or approving the bankruptcy, dissolution, liquidation or winding-up of the General Partner or the making of any assignment for the benefit of creditors of the General Partner, or upon the appointment of a receiver of the assets and undertaking of the General Partner, or upon the General Partner failing to maintain its status under Section 2.8(a)(i), (ii), (iii) and (v), the General Partner will cease to be qualified to act as the general partner of the Partnership and will be deemed to have been removed thereupon as the general partner of the Partnership, and, in such instances, the Limited Partners will appoint a new general partner by Partnership Special Resolution within 10 days of receipt of written notice of such event (which written notice will be provided by the General Partner forthwith upon the occurrence of such event), provided that the General Partner will not cease to be the General Partner until the earlier of (a) the appointment of a new general partner and (b) the expiry of the 10-day period.

(b) The Limited Partners may, by Partnership Special Resolution, remove the General Partner at any time, provided that concurrently with the removal of the General Partner, the Limited Partners must appoint a replacement general partner by Partnership Special Resolution, which replacement must assume all of the powers, responsibilities and obligations of the General Partner under this Agreement.

10.3 Withdrawal of General Partner.

The General Partner may resign as a general partner of the Partnership on not less than 180 days' written notice to the Limited Partners, and such resignation will become effective upon the earlier of the appointment of a replacement by the Limited Partners by Special Partnership Resolution or the last day of such 180-day period, provided, however, that the General Partner may not resign if the effect thereof would be to dissolve the Partnership.

10.4 Condition Precedent.

Prior to the removal or withdrawal of the General Partner, the Partnership must pay all amounts payable by the Partnership to the General Partner pursuant to this Agreement accrued to the date of removal or withdrawal, less any claims that the Partnership may have against the General Partner and any liabilities of the General Partner owing to the Partnership.

10.5 Transfer to New General Partner.

On the admission to the Partnership of the new general partner of the Partnership (the "**New General Partner**") and the removal or withdrawal of the General Partner, the departing General Partner (the "**Departing General Partner**") must do all things and take all steps to transfer to the New General Partner the administration, management, control and operation of the business of the Partnership and the books, records and accounts of the Partnership to the New General Partner and must execute and deliver all deeds, Declarations, certificates and other documents necessary or desirable to effect such transfer in a timely fashion.

10.6 Transfer of Title to New General Partner.

On the removal or withdrawal of the General Partner and the admission of the New General Partner, the Departing General Partner, at the cost of the Partnership, must transfer title to all of the Partnership's property that is registered in the name of the Departing General Partner to the name of the New General Partner. The Departing General Partner must execute and deliver all deeds, Declarations, certificates and other documents necessary or desirable to effect such transfer in a timely fashion.

10.7 New General Partner.

The New General Partner must not be a "non-resident" of Canada within the meaning of the Income Tax Act and must become a party to this Agreement, the Securityholders Agreement and the Exchange Agreement by signing counterparts thereof. The New General Partner must agree to be bound by all of the provisions of this Agreement, the Securityholders Agreement and the Exchange Agreement and must assume the obligations, duties and liabilities of the General Partner under such agreements as of the date that the New General Partner become the general partner.

10.8 Shares.

Contemporaneously with the removal or withdrawal of the General Partner and the admission of the New General Partner, the Trust will acquire all of the issued and outstanding shares in the capital of the New General Partner.

10.9 Release by Partnership

On the resignation or removal of the General Partner, the Partnership will release and hold harmless the General Partner resigning or being removed, from any costs, expenses, damages or liabilities suffered or incurred by the General Partner as a result of or arising out of events which occur in relation to the Partnership after that resignation or removal.

10.10 Fiduciary Duties and Liabilities

The provisions of this Agreement are intended by the parties to replace entirely any duties (including fiduciary duties) and liabilities relating thereto that at law or in equity any Partner or any other Person might otherwise have to another Partner or other Person, and the parties hereby specifically agree that no Partner or any other Person shall have any duties (including fiduciary duties) and liabilities relating thereto to any other Partner or other Person that derive from the Act, the common law or any other law or principle of equity and the only duties and obligations of the Partners and other Persons shall be as expressly set forth in this Agreement.

10.11 Limitation on Non-Canadian Ownership

Notwithstanding any other provision of this Agreement: (i) at all times at least a majority of the directors of the General Partner shall be persons who are not non-residents of Canada (within the meaning of the Tax Act); (ii) the board of directors of the General Partner must ensure that the Partnership complies at all times with the provisions of Article 14 of the Fund Declaration of Trust as they relate to the Partnership, its subsidiaries and their owners; and (iii) any subscription for LP Units or transfer of LP Units shall be made only in compliance with such provisions.

ARTICLE 11
DISSOLUTION OF PARTNERSHIP

11.1 Events of Dissolution.

The Partnership will be dissolved on the earliest of:

(a) the removal or deemed removal of a sole General Partner unless such General Partner is replaced as provided in this Agreement;

(b) the authorization of such dissolution by Partnership Special Resolution; and

(c) the date of a dissolution caused by operation of law.

11.2 Events Not Causing Dissolution.

The Partnership will not be dissolved or terminated by the amendment of this Agreement or the Record or by the resignation, removal, death, mental incompetence, bankruptcy, insolvency,

dissolution, liquidation, winding up or receivership of, or the admission, resignation, retirement or withdrawal of any Limited Partner.

11.3 Receiver.

Upon the occurrence of any of the events set out in Section 11.1, the General Partner (or, in the event of an occurrence specified in Section 11.1(a), any other Person as may be appointed by Ordinary Resolution) will serve as the receiver of the Partnership, provided that if the General Partner is unable or unwilling to act in such capacity, the Limited Partners will appoint some other appropriate person or party to act as the receiver of the Partnership by Ordinary Resolution.

11.4 Liquidation of Assets.

The receiver will prepare or cause to be prepared a statement of financial position of the Partnership which will be reported upon by the Auditor and a copy of which will be forwarded to each Person who was shown on the Register as a Partner at the date of dissolution. The receiver will wind up the affairs of the Partners and all property of the Partnership will be liquidated in an orderly manner. The receiver will manage and operate the assets and undertaking of the Partnership and will have all powers and authority of the General Partner under this Agreement. The receiver will be paid its reasonable fees and disbursements incurred in carrying out its duties as such.

11.5 Distribution of Proceeds of Liquidation.

(a) The receiver will distribute the net proceeds from liquidation of the Partnership as follows:

(i) first, to pay the expenses of liquidation and the debts and liabilities of the Partnership to its creditors, or to make due provision for payment thereof;

(ii) second, to provide for such reserves as the receiver considers reasonably necessary for any contingent or unforeseen liability or obligation of the Partnership, which will be paid to an escrow agent to be held for payment of liabilities or obligations of the Partnership;

(iii) third, to pay to the General Partner, the amount of any costs and expenses that the General Partner is entitled to receive from the Partnership;

(iv) fourth, to pay to the holders of LP Units the balance thereof on a pro rata basis.

11.6 Termination of Partnership.

The Partnership will terminate when all of its assets have been sold and the net proceeds therefrom, after payment of or due provision for the payment of all debts, liabilities and obligations of the Partnership to creditors, have been distributed as provided in this Article 11.

ARTICLE 12
AMENDMENTS

12.1 Generally.

Subject to Section 12.2, Section 12.3, Section 12.4 and Section 12.5, this Agreement may be amended only in writing and only with the consent of the holders of Partnership Units given by Partnership Special Resolution.

12.2 Amendments Requiring Unanimous Approval.

The unanimous approval of all holders of Partnership Units will be required for amendments that: (i) alter the ability of the Limited Partners to remove the General Partner involuntarily; (ii) change the liability of any Limited Partner; (iii) allow any Limited Partner to take an active part in the business of the Partnership or to exercise control over or management of the business of the Partnership; (iv) change the priority of distributions of Distributable Cash Flow provided in Article 5 or the priority of the distribution of proceeds on liquidation as provided in Article 11; (v) change the right of a Partner to vote at any meeting; (vi) change the Partnership from a limited partnership to a general partnership or other type of business entity; (vii) adversely affect the rights and obligations of any particular Partner without similarly affecting the rights and obligations of all other Partners; (viii) reduce the percentage of income allocable to the holders of LP Units to less than 99.999%; or (ix) adversely affect the rights, privileges or conditions attaching to any of the Partnership Units.

12.3 Amendments Requiring Approval of the General Partner.

No amendment that would adversely affect the rights and obligations of the General Partner, in its role as General Partner, may be made without its consent.

12.4 Amendments by General Partner.

(a) From time to time and without prior notice to, or the consent of, any Limited Partner, the General Partner may amend any provision of this Agreement or add any provision hereto if such amendment or addition is, in the opinion of counsel to the Partnership, necessary or desirable for the protection or benefit of all the Limited Partners or the Partnership or necessary or desirable to cure an ambiguity in, or to correct or supplement, any provision contained herein which is defective or inconsistent with any other provision contained herein, provided that such cure, correction or supplemental provision does not and will not affect materially adversely the interests of any Limited Partner.

(b) For purposes of greater certainty and without limiting Section 12.4(a), the General Partner may make amendments to this Agreement to reflect:

(i) a change in the name of the Partnership or the location of the principal office of the Partnership or the registered office of the Partnership;

(ii) a change in the governing law of the partnership to any other province of Canada;

(iii) the admission, substitution, withdrawal or removal of Limited Partners in accordance with this Agreement;

(iv) a change that, as determined by the General Partner, is reasonable and necessary or appropriate to qualify or continue the qualification of the Partnership as a limited partnership in which the Limited Partners have limited liability under the applicable laws;

(v) a change that, as determined by the General Partner, is reasonable, necessary or appropriate to enable the Partnership to take advantage of, or not be detrimentally affected by, changes in the Income Tax Act or other taxation laws; or

(vi) a change to amend or add any provision, or to cure any ambiguity or to correct or supplement any provisions contained in this Agreement that may be defective or

inconsistent with any other provision contained in the Agreement or which should be made to make the Agreement consistent with the disclosure set out in the Prospectus.

12.5 Other Amendments.

Notwithstanding any other provision of this Agreement, any amendment to the distribution priority set out in Section 5.3 adverse to the Trust will require the prior approval of the holders of the Fund Units and Special Voting Units as provided in the Declaration of Trust.

12.6 Notice of Amendment.

The General Partner shall notify the Limited Partners of the full details of any amendment to this Agreement within 30 days of the effective date of such amendment.

ARTICLE 13
POWER OF ATTORNEY

13.1 Power of Attorney

Each Limited Partner hereby irrevocably nominates, constitutes and appoints the General Partner, with full power of substitution, as its agent and true and lawful attorney to act on its behalf with full power and authority in its name, place and stead to:

(a) execute, swear to, acknowledge, deliver, make and record or file when, as and where required and under seal or otherwise:

(i) this Agreement, the Declaration, any amendment to this Agreement or the Declaration made in accordance with the terms of this Agreement and any other instrument required to qualify, continue and keep in good standing the Partnership as a limited partnership under the laws of the Province of Manitoba or otherwise to comply with the laws of any jurisdiction in which the Partnership may carry on business or own or lease property or assets in order to establish or maintain the limited liability of the Limited Partners and to comply with the applicable laws of such jurisdiction;

(ii) any instrument, and any amendment to the Declaration, necessary to reflect this Agreement or any amendment to this Agreement made in accordance with the terms of this Agreement;

(iii) any instrument required in connection with the dissolution or termination of the Partnership in accordance with the terms of this Agreement;

(iv) any agreement, instrument, deed or other document executed in connection with the administration, management, control and operation of the business, affairs and undertaking of the Partnership pursuant to the terms of this Agreement and of the Act;

(v) subject to compliance with Section 7.3, any agreement, instrument, deed or other document executed in connection with the sale, exchange or other disposition of the property, assets and undertaking of the Partnership as an entirety or substantially as an entirety or any part thereof or interest therein;

(vi) all elections, determinations or designations under the Income Tax Act or any other taxation laws or other fiscal laws of Canada, any province of Canada or any other jurisdiction in respect of the affairs of the Partnership, the dissolution of the Partnership or a Partner's interest in the Partnership;

(vii) any agreement, instrument, deed or document in connection with any legal proceeding by or against the Partnership in connection with its business, property or assets, including any consent to any judgment against the Partnership; and

(viii) any instrument required by any governmental authority in connection with the Partnership or its business, property or assets; and

(b) to make any application for and receive any amount of credit or grant under any incentive program of Canada, any province of Canada or any other jurisdiction.

The power of attorney granted herein is coupled with an interest and is irrevocable and will survive the disability or legal incapacity of a Limited Partner, the dissolution or winding-up thereof or the assignment by a Limited Partner of the whole or any part of its interest in the Partnership and extends to and is binding upon the heirs, executors, administrators and other legal representatives and successors and assigns of such Limited Partner and will survive the insolvency, dissolution, winding-up, bankruptcy and, if such Limited Partner is a natural person, will survive the death or disability of such Limited Partner until notice of such death or disability is given to the General Partner and may be exercised by the General Partner on behalf of each Limited Partner in executing any agreement, instrument, deed or other document by listing all the Limited Partners thereon and executing such agreement, instrument, deed or other document with a single signature as attorney and agent for all of them or by executing such agreement, instrument, deed or other document on behalf of the Partnership as General Partner. Each Limited Partner agrees to be bound by any representation or action made or taken by the General Partner pursuant to the power of attorney granted herein and hereby waives any and all defences which may be available to contest, negate or disaffirm the action of the General Partner taken in good faith under such power of attorney.

13.2 Incapacity and Continuing Power of Attorney

(a) In accordance with the *Power of Attorney* Act (Ontario), the *Powers of Attorney Act* (Alberta), the *Powers of Attorney Act*, 1996 (Saskatchewan), *The Powers of Attorney Act* (Manitoba), the *Substitute Decisions Act*, 1992 (Ontario), the *Property Act* (New Brunswick), the *Powers of Attorney Act* (Prince Edward Island), the *Powers of Attorney Act* (Nova Scotia), the *Enduring Powers of Attorney Act* (Newfoundland), and the *Enduring Power of Attorney Act* (Yukon) and any similar legislation governing a power of attorney, each Limited Partner declares that these powers of attorney may be exercised during any legal incapacity, mental incapacity or infirmity, or mental incompetence on the Limited Partner's part. The power of attorney granted herein is intended to be a continuing power of attorney within the meaning of the *Substitute Decisions Act, 1992* (Ontario), exercisable during a Limited Partner's incapacity to manage property, or any similar power of attorney under equivalent legislation in any province or territory of Canada, including, without limiting the generality of the foregoing, an enduring power of attorney and a mandate in anticipation of incapacity under the *Civil Code of Quebec* (a "CPOA"). The power of attorney granted herein will not revoke or terminate any CPOA granted previously and will not be revoked or terminated by the execution in the future of a CPOA and each Limited Partner hereby declares that it may have multiple CPOAs. Each Limited Partner hereby agrees not to take any action in future which results in the revocation or termination or termination of the power of attorney granted hereby. The General Partner may require, in connection with any subscription

for, or assignment of, Units that the form of subscription or assignment, if any, be accompanied by the explanatory notes set out in the *Powers of Attorney Act* (Alberta) and the *Enduring Power of Attorney Act* (Yukon) and a certificate of legal advice signed by a lawyer who is not the attorney or the attorney's spouse.

(b) Each Limited Partner agrees to be bound by any representations or actions made or taken in good faith by the General Partner pursuant to this power of attorney and hereby waives any and all defences which may be available to contest, negate or disaffirm the action of the General Partner taken in good faith under this power of attorney.

(c) This power of attorney will continue in respect of the General Partner so long as it is the general partner of the Partnership, and will terminate thereafter, but will continue in respect of the General Partner and, if applicable, a New General Partner as if the New General Partner were an original attorney.

(d) A purchaser or transferee of an LP Unit will, upon becoming a Limited Partner, be conclusively deemed to have acknowledged and agreed to be bound by the provisions of this Agreement as a Limited Partner and will be conclusively deemed to have provided the General Partner with the power of attorney described in this Section 13.3.

13.3 Delivery of Power of Attorney

To evidence the foregoing provisions of this Article 13, each Limited Partner will execute and deliver a Power of Attorney and Declaration Form in the form attached hereto as **Schedule C** or in such other form as may be accepted by the General Partner.

ARTICLE 14
MISCELLANEOUS

14.1 Effective Time.

This Agreement shall become effective at the Closing.

14.2 Notices.

(a) Any notice, direction or other communication given under this Agreement shall be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(i) If to the Trust to:

Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8

Attention: Trustees
Facsimile: (416) 798-9230

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, AB T2P 3N9

Attention: Bill Maslechko
Facsimile: (403) 260-0337

(ii) If to the General Partner to:

Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8

Attention: Chairman
Attention: Chief Executive Officer
Facsimile: (416) 798-9230

(b) Any such communication will be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission provided the transmitter receives a confirmation of successful transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such Party at its changed address.

14.3 Time of the Essence.

Time will be of the essence of this Agreement.

14.4 Third Party Beneficiaries.

The Parties intend that this Agreement will not benefit or create any right or cause of action in, or on behalf of, any Person other than the Parties and no Person, other than a Party will be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum.

14.5 Further Assurances.

The parties will perform and cause to be performed any further and other acts and things and execute and deliver or cause to be executed and delivered any further and other documents as counsel to the Partnership considers necessary or desirable to carry out the terms and intent of this Agreement.

14.6 Limited Partner Not A General Partner.

If any provision of this Agreement has the effect of imposing upon any Limited Partner, other than the General Partner, any of the liabilities or obligations of a general partner, such provision will be of no force and effect but the remainder of this Agreement will continue in effect.

14.7 Waiver.

(a) No waiver of any of the provisions of this Agreement will be deemed to constitute a waiver of any other provision (whether or not similar), nor will such waiver be binding unless executed in writing by the Party to be bound by the waiver.

(b) No failure on the part of a Party to exercise, and no delay in exercising any right under this Agreement will operate as a waiver of such right; nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

14.8 Successors and Assigns.

This Agreement will be binding upon and enure to the benefit of the Parties and their respective successors, heirs, personal representatives and permitted assigns. Except otherwise provided in this Agreement, neither this Agreement nor any of the rights or obligations under this Agreement will be assignable or transferable by any Party without the prior written consent of the other Parties unless (i) such assignment is permitted under and completed in accordance with this Agreement, and (ii) the assignee agrees to be bound by this Agreement.

14.9 Severability.

If any provision of this Agreement is determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will continue in full force and effect.

14.10 Governing Law.

This Agreement will be governed by and interpreted and enforced in accordance with the laws of the Province of Manitoba and the federal laws of Canada applicable therein.

14.11 Authorship.

The parties hereto agree that the terms and language of this Agreement are the result of negotiations between the parties hereto and, as a result, there will be no presumption that any ambiguity in this Agreement will be resolved against any party hereto.

14.12 Counsel Acting For More Than One Party

Each of the parties has been advised and acknowledges that Burnet Duckworth &Palmer LLP is acting as counsel to and jointly representing more than one of the parties (each a "Client" and, collectively, "**Clients**") and, in this role, information disclosed to Burnet, Duckworth &Palmer LLP by one Client will not be kept confidential and shall be disclosed to all Clients and each of the parties consents to Burnet, Duckworth &Palmer LLP so acting. In addition, should a conflict arise between any Clients, Burnet, Duckworth &Palmer LLP may not be able to continue to act for any of such Clients.

14.13 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument.

IN WITNESS WHEREOF the parties have entered into this Agreement as of the date first above written.

GENERAL PARTNER:

ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

Per: *"Michael Andlauer"*
Chief Executive Officer

LIMITED PARTNERS:

ATS ANDLAUER OPERATING TRUST, by its attorney, ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

Per: *"Michael Andlauer"*
Chief Executive Officer

ATS ANDLAUER TRANSPORTATION SERVICES INC.

Per: *"Michael Andlauer"*
Michael Andlauer

SCHEDULE A

UNIT CERTIFICATE

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP
(a limited partnership formed under the laws of the Province of Manitoba)

The interest in ATS Andlauer Transportation Services Limited Partnership of the Partners is divided into and limited to Ordinary LP Units, Exchangeable LP Units and GP Units.

THIS IS TO CERTIFY THAT • is the registered holder of • • Units of ATS Andlauer Transportation Services Limited Partnership.

This Unit Certificate and the Partnership Units represented hereby are held subject to the conditions and restrictions contained in, and the rights of a holder of Partnership Units are governed by, the Amended and Restated Limited Partnership Agreement dated as of September 30, 2005 among ATS Andlauer Transportation Services GP Inc., ATS Andlauer Operating Trust, ATS Andlauer Transportation Services Inc. and each person named therein from time to time as a Limited Partner, as from time to time amended (the "**Limited Partnership Agreement**"). Capitalized terms used in this Unit Certificate have the meaning defined in the Limited Partnership Agreement unless otherwise specified.

PARTNERSHIP UNITS ARE SUBJECT TO PROHIBITIONS OR RESTRICTIONS ON SALE, ASSIGNMENT, TRANSFER, PLEDGE OR OTHER DEALINGS IN CERTAIN CIRCUMSTANCES AS PROVIDED IN THE LIMITED PARTNERSHIP AGREEMENT.

LIMITED PARTNERS MAY LOSE THE PROTECTION OF LIMITED LIABILITY IN CERTAIN CIRCUMSTANCES.

A Transfer of any Partnership Units represented by this Unit Certificate may only be effected in accordance with the provisions of the Limited Partnership Agreement and upon complete satisfaction of all such provisions may be initiated by delivering this Unit Certificate together with the then prescribed form of instrument of transfer properly executed by the registered holder and the transferee to the registrar and transfer agent from time to time for ATS Andlauer Transportation Services Limited Partnership at its principal office.

This Certificate is not valid unless manually countersigned by an authorized representative of the registrar and transfer agent for ATS Andlauer Transportation Services Limited Partnership.

IN WITNESS WHEREOF, ATS Andlauer Transportation Services GP Inc. the General Partner of ATS Andlauer Transportation Services Limited Partnership, has caused this Unit Certificate to be signed by its duly authorized officer.

DATED • day of •.

ATS Andlauer Transportation Services Limited Partnership, by its General Partner **ATS Andlauer Transportation Services GP Inc.**

Per: ______________________________

Countersigned and registered by
ATS Andlauer Transportation Services GP Inc., as Transfer Agent

Per: ______________________________

SCHEDULE B

FORM OF SUBSCRIPTION

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP

SUBSCRIPTION [*AND JOINDER*]

TO: ATS ANDLAUER TRANSPORTATION SERVICES GP INC., the General Partner

The undersigned hereby tenders this subscription and subscribes for ______________________ Units in ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP at a subscription price of $_________ per Unit [and agrees to become a Limited Partner*]. The undersigned hereby acknowledges receipt of a copy of the Amended and Restated Limited Partnership Agreement dated for reference September 30, 2005, as amended from time to time, between ATS Andlauer Transportation Services GP Inc., ATS Andlauer Operating Trust and ATS Andlauer Transportation Services Inc. and each person who is admitted to the Partnership as a Limited Partner in accordance with the terms thereof, (the "**Agreement**") and specifically accepts and adopts each and every provision of the Agreement and agrees to be bound thereby [and hereby joins in the Agreement as a party thereto and the execution hereof is execution by the undersigned of the Agreement *]. Without limiting the generality of the foregoing, the undersigned hereby represents and warrants to and covenants with the Partnership that the undersigned:

(a) has and will continue to have the capacity and competency to enter into and be bound by the Agreement and will, at the request of the General Partner, provide such evidence of compliance with such representation, warranty and covenant as the General Partner may request; and

(b) is and will be a resident of Canada within the meaning of the Income Tax Act;

(c) is not a "financial institution", a "tax shelter" or a Person an interest in which would be a "tax shelter investment" within the meaning of the Income Tax Act;

(d) After acceptance of this subscription the undersigned agrees to tender the Subscription Price [insert description of the time or times when the Subscription Price is to be paid].**

The address of the undersigned to be shown on the Register is: ***

____

____

(Address)
Facsimile No.: ______________________________

All capitalized terms used herein will have the meaning given thereto in the Agreement.

DATED the _____ day of _____________, 200__.

If a corporation:
[NAME OF SUBSCRIBER]

By: ________________________________
Title: c/s

If an individual:
SIGNED, SEALED AND DELIVERED by)
[NAME OF SUBSCRIBER] in the presence of:)
)
________________________________) ________________________________
(Name) Print Name: [seal]

____

____
(Address)

If other:
[NAME OF SUBSCRIBER]

By: ________________________________
Title:

Accepted this _____ day of ___________, 200__

ATS ANDLAUER TRANSPORTATION SERVICES GP INC., as General Partner of ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP

By: ________________________________
Title

* Include if subscriber is not already a Limited Partner.
** Include and complete if applicable.
*** Insert resident address in case of individual.

SCHEDULE C

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP

POWER OF ATTORNEY AND DECLARATION FORM

1. The undersigned, a Limited Partner of ATS Andlauer Transportation Services Limited Partnership (the "**Partnership**"), hereby agrees to be bound, as a party to and as a limited partner in the Partnership, by the terms of the Amended and Restated Limited Partnership Agreement dated as of September 30, 2005 as amended from time to time, relating to the Partnership (the "**Agreement**"), as if the undersigned had executed the Agreement and hereby ratifies, for all legal purposes, execution of the Agreement on behalf of the undersigned and all actions taken on behalf of the undersigned pursuant to the Agreement. The undersigned further hereby agrees to be bound by the terms of the Exchange Agreement and the Securityholders Agreement (each as defined in the Agreement) as if the undersigned had executed the Exchange Agreement and the Securityholders Agreement, respectively.

2. The undersigned declares that the undersigned has the capacity and competence and, if a corporation, it has the necessary corporate authority, to execute this Power of Attorney and Declaration and to enter into the Agreement.

3. The undersigned agrees to be bound as a Limited Partner in the Partnership by the terms of the Agreement as from time to time amended and in effect and hereby expressly ratifies and confirms the power of attorney given to the General Partner in Article 13 of the Agreement.

4. The undersigned hereby irrevocably nominates, constitutes and appoints under seal the General Partner, with full power of substitution, as its agent and true and lawful attorney to act on behalf of the undersigned with full power and authority in its name, place and stead to:

   (a) execute, swear to, acknowledge, deliver, make and record or file when, as and where required and under seal or otherwise:

      (i) the Agreement, the Declaration, any amendment to the Agreement or the Declaration made in accordance with the terms of this Agreement and any other instrument required to qualify, continue and keep in good standing the Partnership as a limited partnership under the laws of the Province of Manitoba or otherwise to comply with the laws of any jurisdiction in which the Partnership may carry on business or own or lease property or assets in order to establish or maintain the limited liability of the Limited Partners and to comply with the applicable laws of such jurisdiction;

      (ii) any instrument, and any amendment to the Declaration, necessary to reflect the Agreement or any amendment to the Agreement made in accordance with the terms of the Agreement;

      (iii) any instrument required in connection with the dissolution or termination of the Partnership in accordance with the terms of the Agreement;

      (iv) any agreement, instrument, deed or other document executed in connection with the business, affairs and undertaking of the Partnership pursuant to the terms of the Agreement or the Act;

(v) subject to compliance with Section 7.3 of the Agreement, any agreement, instrument, deed or other document executed in connection with the sale, exchange or other disposition of the property, assets and undertaking of the Partnership as an entirety or substantially as an entirety or any part thereof or interest therein;

(vi) all elections, determinations or designations under the Income Tax Act or any other taxation laws or other fiscal laws of Canada, any province of Canada or any other jurisdiction in respect of the affairs of the Partnership, the dissolution of the Partnership or a Partner's interest in the Partnership;

(vii) any agreement, instrument, deed or document in connection with any legal proceeding by or against the Partnership in connection with its business, property or assets, including any consent to any judgment against the Partnership; and

(viii) any instrument required by any governmental authority in connection with the Partnership or its business, property or assets; and

(b) to make any application for and receive any amount of credit or grant under any incentive program of Canada, any province of Canada or any other jurisdiction.

This power of attorney is coupled with an interest and is irrevocable and will survive the disability or legal incapacity of the undersigned or the assignment by the undersigned of the whole or any part of the interest of the undersigned in the Partnership and extends to and is binding upon the heirs, executors, administrators and other legal representatives and successors and assigns of the undersigned and, if the undersigned is a natural person, will survive the death or disability of the undersigned until notice of such death or disability is given to the General Partner. This power of attorney may be exercised by the General Partner on behalf of the undersigned in executing any agreement, instrument, deed or other document by listing all the Limited Partners thereon and executing such agreement, instrument, deed or document with a single signature as attorney and agent for all of them or by executing such agreement, instrument, deed or other document on behalf of the Partnership as General Partner.

The undersigned agrees to be bound by any representation or action made or taken by the General Partner pursuant to this power of attorney and hereby waives any and all defences which may be available to contest, negate or disaffirm the action of the General Partner taken in good faith under this power of attorney.

In accordance with the *Power of Attorney* Act (Ontario), the *Powers of Attorney Act* (Alberta), the *Powers of Attorney Act*, 1996 (Saskatchewan), *The Powers of Attorney Act* (Manitoba), the *Substitute Decisions Act*, 1992 (Ontario), the *Property Act* (New Brunswick), the *Powers of Attorney Act* (Prince Edward Island), the *Powers of Attorney Act* (Nova Scotia), the *Enduring Powers of Attorney Act* (Newfoundland), and the *Enduring Power of Attorney Act* (Yukon) and any similar legislation governing a power of attorney, each Limited Partner declares that these powers of attorney may be exercised during any legal incapacity, mental incapacity or infirmity, or mental incompetence on the Limited Partner's part. This power of attorney is intended to be a continuing power of attorney within the meaning of the *Substitute Decisions Act, 1992* (Ontario), exercisable during the undersigned's incapacity to manage property, or any similar power of attorney under equivalent legislation in any province of territory of Canada, including, without limiting the generality of the foregoing, an enduring power of attorney and a mandate in anticipation of incapacity under the *Civil Code of Quebec* (a "**CPOA**"). This power of attorney will not revoke or terminate any CPOA granted previously and will not be revoked or terminated by the execution in the future of a CPOA and the undersigned hereby declares that the undersigned may have multiple

CPOAs. The undersigned hereby agrees not to take any action in future which results in the revocation or termination or termination of this power of attorney. The General Partner may require, in connection with any subscription or assignment, if any, be accompanied by the explanatory notes set out in the *Powers of Attorney Act* (Alberta) and the *Enduring Power of Attorney Act* (Yukon) and a certificate of legal advice signed by a lawyer who is not the attorney or the attorney's spouse.

All capitalized terms in this power of attorney which are not defined herein will have the meanings assigned to them in the Agreement.

This power of attorney will be governed by and construed in accordance with the laws of the Province of Manitoba.

IN WITNESS WHEREOF the undersigned has executed and delivered this power of attorney under seal as of this _____ day of ___________, 200__.

If a corporation:
[NAME OF LIMITED PARTNER]

By: ________________________________
Title: c/s

If an individual:
SIGNED, SEALED AND DELIVERED by)
[NAME OF SUBSCRIBER] in the presence of:)
)
________________________________) ________________________________
(Name) Print Name: [seal]

____

____
(Address)

If other:
[NAME OF LIMITED PARTNER]

By: ________________________________
Title: c/s

SCHEDULE D

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP

TRANSFER AND POWER OF ATTORNEY FORM

I, ____, a Limited Partner of ATS Andlauer Transportation Services Limited Partnership (the "**Partnership**") hereby transfer, assign and sell to:

____

(Name of Transferee) (Address)

_______________________ Unit(s) registered in my name and constitute the above-named transferee as a substitute Limited Partner to the extent of that number of Units and I agree to execute and deliver to the General Partner any documents required to effect a valid transfer of the Units or which are necessary or advisable, in the opinion of the General Partner, to preserve the status of the Partnership as a limited partnership. I agree that the power of attorney previously granted to the General Partner will be effective for the purpose of executing and filing all Declarations, amendments and other instruments necessary to give effect to this transfer.

DATED at ___________________________, in the Province of ___________________________, this _____ day of ______________, in the year 200__.

____

(Signature of Limited Partner)

____

(Surname) (Given Name) (Please Print)

____

(Address - No Post Office Box)

____

(City, Province, Postal Code)

TERMS AND CONDITIONS

1. This transfer must be for a whole Unit or for whole Units. Transfers of fractional or partial Units will not be recognized or entered in the register of the Partnership.

2. The undersigned (who is the above-named transferee) hereby accepts this transfer and hereby agrees to be bound, as a party to and as a Limited Partner in the Partnership, by the terms of the Amended and Restated Limited Partnership Agreement dated as of September 30, 2005 as amended from time to time relating to the Partnership (the "**Agreement**"), as from time to time amended, as if the undersigned had executed the Agreement and hereby ratifies, for all legal purposes, execution of the Agreement on behalf of the undersigned and all actions taken on behalf of the undersigned pursuant to the Agreement. The undersigned further hereby agrees to

be bound by the terms of the Exchange Agreement and the Securityholders Agreement (each as defined in the Agreement) as if the undersigned had executed the Exchange Agreement and the Securityholders Agreement, respectively.

3. The undersigned declares that the undersigned has the capacity and competence and, if a corporation, it has the necessary corporate authority, to execute this Transfer and Power of Attorney Form and to enter into the Agreement.

4. In consideration of the General Partner accepting this transfer and conditional on that acceptance, the undersigned agrees to be bound as a Limited Partner in the Partnership by the terms of the Agreement as from time to time amended and in effect and hereby expressly ratifies and confirms the power of attorney given to the General Partner in Article 13 of the Agreement.

5. The undersigned hereby irrevocably nominates, constitutes and appoints under seal the General Partner, with full power of substitution, as its agent and true and lawful attorney to act on behalf of the undersigned with full power and authority in its name, place and stead to:

(a) execute, swear to, acknowledge, deliver, make and record or file when, as and where required and under seal or otherwise:

(i) the Agreement, the Declaration, any amendment to the Agreement or the Declaration made in accordance with the terms of this Agreement and any other instrument required to qualify, continue and keep in good standing the Partnership as a limited partnership under the laws of the Province of Manitoba or otherwise to comply with the laws of any jurisdiction in which the Partnership may carry on business or own or lease property or assets in order to establish or maintain the limited liability of the Limited Partners and to comply with the applicable laws of such jurisdiction;

(ii) any instrument, and any amendment to the Declaration, necessary to reflect the Agreement or any amendment to the Agreement made in accordance with the terms of the Agreement;

(iii) any instrument required in connection with the dissolution or termination of the Partnership in accordance with the terms of the Agreement;

(iv) any agreement, instrument, deed or other document executed in connection with the business, affairs and undertaking of the Partnership pursuant to the terms of the Agreement or the Act;

(v) subject to compliance with Section 7.3 of the Agreement, any agreement, instrument, deed or other document executed in connection with the sale, exchange or other disposition of the property, assets and undertaking of the Partnership as an entirety or substantially as an entirety or any part thereof or interest therein;

(vi) all elections, determinations or designations under the Income Tax Act or any other taxation laws or other fiscal laws of Canada, any province of Canada or any other jurisdiction in respect of the affairs of the Partnership, the dissolution of the Partnership or a Partner's interest in the Partnership;

(vii) any agreement, instrument, deed or document in connection with any legal proceeding by or against the Partnership in connection with its business, property or assets, including any consent to any judgment against the Partnership; and

(viii) any instrument required by any governmental authority in connection with the Partnership or its business, property or assets; and

(b) to make any application for and receive any amount of credit or grant under any incentive program of Canada, any province of Canada or any other jurisdiction.

This power of attorney is coupled with an interest and is irrevocable and will survive the disability or legal incapacity of the undersigned or the assignment by the undersigned of the whole or any part of the interest of the undersigned in the Partnership and extends to and is binding upon the heirs, executors, administrators and other legal representatives and successors and assigns of the undersigned and, if the undersigned is a natural person, will survive the death or disability of the undersigned until notice of such death or disability is given to the General Partner. This power of attorney may be exercised by the General Partner on behalf of the undersigned in executing any agreement, instrument, deed or other document by listing all the Limited Partners thereon and executing such agreement, instrument, deed or document with a single signature as attorney and agent for all of them or by executing such agreement, instrument, deed or other document on behalf of the Partnership as General Partner.

The undersigned agrees to be bound by any representation or action made or taken by the General Partner pursuant to this power of attorney and hereby waives any and all defences which may be available to contest, negate or disaffirm the action of the General Partner taken in good faith under this power of attorney.

In accordance with the *Power of Attorney* Act (Ontario), the *Powers of Attorney Act* (Alberta), the *Powers of Attorney Act*, 1996 (Saskatchewan), *The Powers of Attorney Act* (Manitoba), the *Substitute Decisions Act*, 1992 (Ontario), the *Property Act* (New Brunswick), the *Powers of Attorney Act* (Prince Edward Island), the *Powers of Attorney Act* (Nova Scotia), the *Enduring Powers of Attorney Act* (Newfoundland), and the *Enduring Power of Attorney Act* (Yukon) and any similar legislation governing a power of attorney, each Limited Partner declares that these powers of attorney may be exercised during any legal incapacity, mental incapacity or infirmity, or mental incompetence on the Limited Partner's part. This power of attorney is intended to be a continuing power of attorney within the meaning of the *Substitute Decisions Act, 1992* (Ontario), exercisable during the undersigned's incapacity to manage property, or any similar power of attorney under equivalent legislation in any province of territory of Canada, including, without limiting the generality of the foregoing, an enduring power of attorney and a mandate in anticipation of incapacity under the *Civil Code of Quebec* (a "**CPOA**"). This power of attorney will not revoke or terminate any CPOA granted previously and will not be revoked or terminated by the execution in the future of a CPOA and the undersigned hereby declares that the undersigned may have multiple CPOAs. The undersigned hereby agrees not to take any action in future which results in the revocation or termination or termination of this power of attorney. The General Partner may require, in connection with any subscription or assignment, if any, be accompanied by the explanatory notes set out in the *Powers of Attorney Act* (Alberta) and the *Enduring Power of Attorney Act* (Yukon) and a certificate of legal advice signed by a lawyer who is not the attorney or the attorney's spouse.

All capitalized terms in this power of attorney which are not defined herein will have the meanings assigned to them in the Agreement.

This power of attorney will be governed by and construed in accordance with the laws of the Province of Manitoba.

DATED at ____________________________, in the Province of ____________________________,
this _____ day of _______________, in the year 200__.

____
(Signature of Transferee)

____
(Surname) (Given Name) (Please Print)

____
(Address - No Post Office Box)

____
(City, Province, Postal Code)




SEC MAIL
PROCESSING
SECTION
WASH. D.C.
203

ANDLAUER OPERATING TRUST

AMENDED AND RESTATED DECLARATION OF TRUST

AUGUST 31, 2005

BURNET, DUCKWORTH & PALMER LLP

TABLE OF CONTENTS

ATS ANDLAUER OPERATING TRUST
AMENDED AND RESTATED DECLARATION OF TRUST

This Amended and Restated Declaration of Trust dated August 31, 2005 between Michael Andlauer (the "**Initial Trustee**") and ATS Andlauer Income Fund (the "**Initial Unitholder**").

RECITALS:

A. For the purpose of settling the trust (the "**Trust**") created hereunder, the Initial Unitholder paid to the Initial Trustee $10.00 in lawful money of Canada (the "**Initial Contribution**") in consideration for one Unit issued to the Initial Unitholder.

B. The Trust is governed by a declaration of trust (the "**Original Declaration of Trust**") dated August 31, 2005.

C. Pursuant to Section 10.1(a), the parties hereto desire to amend and restate the terms of the Original Declaration of Trust.

D. The Trustees have agreed to hold the Initial Contribution and all amounts and assets subsequently received under this Declaration of Trust or in respect of the investment of the assets of the Trust in accordance with the provisions of this Declaration of Trust.

E. The Initial Unitholder and the Trustees desire that the beneficiaries of the Trust, including the Initial Unitholder, will be the holders of Units.

F. It is intended that additional Units will be sold to the Initial Unitholder.

G. The parties hereto desire to set out the agreements, terms and conditions that will govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Trust.

In consideration of the foregoing and the mutual and respective covenants and agreements contained herein (the receipt and sufficiency of which are acknowledged), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions.

In this Declaration of Trust (including the recitals), unless the context otherwise requires, the following terms will have the following meanings:

(a) "**Administration Agreement**" means the administration agreement to be entered into among the Fund, the Trust and the GP in connection with the closing of the Offering.

(b) "**affiliate**" means an "**affiliate**" within the meaning of Section 1.2 of Ontario Securities Commission Rule 45-501 – Exempt Distributions Promulgated Under the *Securities Act* (Ontario) as in effect on the date hereon.

(c) "**associate**" has the meaning ascribed thereto in the *Securities Act* (Ontario) as in effect on the date hereof.

(d) "**ATS Andlauer Entities**" means the Trust, the GP, ATS Andlauer LP and any of their respective affiliates and any other direct or indirect subsidiary of the Fund.

(e) "**ATS Andlauer LP**" means ATS Andlauer Transportation Services Limited Partnership, a limited partnership to be formed under the laws of the Province of Manitoba, and includes its successors and assigns.

(f) "**Auditors**" means the firm of chartered accountants, if any, appointed as the auditors of the Trust from time to time in accordance with the provisions hereof.

(g) "**Business Day**" means any day on which the Toronto Stock Exchange (including its successors or assigns), or such other exchange or market designated by the Trustees from time to time, is open for business, other than a Saturday, a Sunday or a day on which commercial banks are closed in the City of Toronto, Ontario.

(h) "**Cash Flow**" has the meaning specified in Section 5.1(a).

(i) "**Closing**" means the completion of the issuance and sale by the Fund of Fund Units to the public pursuant to the Offering.

(j) "**Closing Date**" means the date on which Closing occurs.

(k) "**Counsel**" means a barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Trust, who may be counsel for the Fund or any of its unitholders and/or the trustee under the Note Indenture or any of the holders of Notes and may include Burnet, Duckworth & Palmer LLP.

(l) "**CPOA**" has the meaning specified in Section 8.5(d).

(m) "**Credit Documents**" means such agreements, documents and instruments as may be approved by the Trustees from time to time in connection with the borrowing of money or other banking or credit arrangements of the Trust or any ATS Andlauer Entity.

(n) "**Damages**" has the meaning specified in Section 9.9(a).

(o) "**Declaration of Trust**" means this declaration of trust, as the same may be supplemented, amended or restated from time to time; and "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof and the expressions "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Declaration of Trust.

(p) "**Distributable Cash Flow**" has the meaning specified in Section 5.1(b).

(q) "**Distribution Payment Date**" means any date on which Distributable Cash Flow is distributed to Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next following Business Day) or such other date as may be determined from time to time by the Trustees.

(r) "**Distribution Period**" means, in respect of the initial distribution, the period commencing on and including the Closing Date and ending on and including the last day of the calendar month following the month in which the Closing occurs, and thereafter means each calendar month,

from and including the first day thereof to and including the last day thereof; in each calendar year.

(s) "**Distribution Record Date**" means in respect of a Distribution Period the last Business Day of the Distribution Period, or such other date as may be determined from time to time by the Trustees.

(t) "**Exchange Agreement**" means the agreement to be entered into between the Fund, the Trust, ATS Andlauer LP and the Vendor under which the Fund will, in certain circumstances, be entitled or required to indirectly acquire Exchangeable LP Units held by the Vendor (or its assigns) in exchange for Fund Units and pursuant to which the Vendor will granted demand and piggy-back registration rights in respect of the Fund Units issuable to the Vendor upon exchange or conversion of the Exchangeable LP Units held by the Vendor.

(u) "**Exchangeable LP Units**" means exchangeable limited partnership units of ATS Andlauer LP.

(v) "**Fund**" means ATS Andlauer Income Fund, a trust created under the laws of the Province of Ontario pursuant to the Fund Declaration of Trust, and includes its successors or assigns.

(w) "**Fund Declaration of Trust**" means the declaration of trust dated as of August 22, 2005 among the trustee thereof and the settlor thereof, as the same may be amended, supplemented, or amended and restated from time to time.

(x) "**Fund Units**" means units of the Fund.

(y) "**GAAP**" means at any time accounting principles generally accepted in Canada, including those set out in the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis.

(z) "**GP**" means ATS Andlauer Transportation Services GP Inc., a corporation incorporated under the *Canada Business Corporations Act*, and includes its successors and assigns.

(aa) "**GP Common Shares**" means common shares in the capital of the GP.

(bb) "**Indemnified Person**" has the meaning specified in Section 8.9(a).

(cc) "**Initial Contribution**" means the amount of $10.00 paid by the Initial Unitholder to the Initial Trustee on August 31, 2005 for the purpose of settling the Trust.

(dd) "**Initial Trustee**" has the meaning specified on the first page hereof.

(ee) "**Initial Unitholder**" has the meaning specified in the first paragraph of this Declaration of Trust.

(ff) "**Internal Reorganization**" means a capital reorganization, amalgamation, merger, combination or other reorganization of, between or among any of the Fund and/or the Trust, ATS Andlauer LP, the GP and/or their affiliates and/or divisions thereof.

(gg) "**Limited Partnership Agreement**" means the limited partnership agreement to be entered into between the Trust, the GP, the Vendor and others pursuant to which ATS Andlauer LP will be governed, as the same may be amended or amended and restated from time to time.

(hh) "**Net Realized Capital Gains**" has the meaning specified in Section 5.2(b).

(ii) **"Non-Canadian Partnership"** means a partnership other than a "Canadian partnership" within the meaning of the Tax Act.

(jj) **"Non-residents"** means (i) non-residents of Canada within the meaning of the Tax Act, and (ii) Non-Canadian Partnerships.

(kk) **"Note Indenture"** means any agreement designated as such by the Trustees that may be entered into between the Trust and a trustee pursuant to which Notes are issued.

(ll) **"Notes"** means any unsecured subordinated notes of the Trust designated as such by the Trustees that may be issued by the Trust pursuant to the Note Indenture or otherwise.

(mm) **"Offering"** means the initial public offering of Fund Units.

(nn) **"Ordinary LP Units"** means ordinary limited partnership units of ATS Andlauer LP.

(oo) **"Ordinary Resolution"** means, subject to Section 11.10, a resolution proposed to be passed as an ordinary resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions hereof at which a quorum is present, which resolution is passed by the affirmative votes of a majority of the Units represented at the meeting and voted upon such resolution.

(pp) **"Original Declaration of Trust"** means the declaration of trust made as of August 31, 2005 between the Initial Trustee and the Initial Unitholder creating the Trust.

(qq) **"Permitted Investments"** has the meaning specified in Section 4.3.

(rr) **"person"** means a natural person, partnership, limited partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, limited liability company, joint venture or other entity or governmental or regulatory authority or entity, and pronouns have a similarly extended meaning.

(ss) **"Preliminary Prospectus"** means the preliminary prospectus of the Fund dated August 25, 2005 filed with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the Offering, as it may be amended and restated.

(tt) **"Prospectus"** means the final prospectus of the Fund dated September 22, 2005 filed with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the Offering.

(uu) **"Redemption Date"** has the meaning ascribed thereto in Section 6.2(b).

(vv) **"Redemption Price"** has the meaning ascribed thereto in Section 6.3(a).

(ww) **"Register"** has the meaning specified in Section 12.4.

(xx) **"Resident Canadian"** means a person resident in Canada for purposes of the Tax Act.

(yy) **"Securityholders Agreement"** means the securityholders agreement to be entered into between the Vendor, the Trust, the GP and ATS Andlauer LP in connection with the Closing of the Offering.

(zz) "**Special Resolution**" will, subject to Section 11.10, have the meaning specified in Section 10.6.

(aaa) "**Subordination Agreement**" has the meaning specified in Section 2.8(c).

(bbb) "**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c. 1 and the regulations thereunder.

(ccc) "**Trust**" means the trust constituted by this Declaration of Trust.

(ddd) "**Trust Assets**" means the properties and assets held from time to time by the Trust or by the Trustees on behalf of the Trust, including:

(i) the Initial Contribution (until returned);

(ii) all funds, securities, or property derived from the issuance or sale of Units and Notes (if any) or other funds, securities, or property received by the Trust;

(iii) the Ordinary LP Units, the GP Common Shares and any securities, whether debt or equity, of ATS Andlauer LP, the GP, any other ATS Andlauer Entity or any other person acquired directly or directly by the Trust from time to time;

(iv) any Permitted Investments held from time to time by or on behalf of the Trust;

(v) any proceeds of disposition of any of the foregoing property or in respect of the investment or substitution of the properties and assets of the Trust; and

(vi) all proceeds, income, dividends, interest, profit, return of capital, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

and any reference to "**assets**" or "**assets of the Trust**" includes, in each case, the Trust Assets.

(eee) "**Trust Income**" has the meaning specified in Section 5.2(a).

(fff) "**Trust Liabilities**" has the meaning specified in Section 2.8(a).

(ggg) "**Trust Redemption Notes**" has the meaning ascribed thereto in Section 6.3(b).

(hhh) "**Trustee**" means, at any time, a person who is, in accordance with the provisions hereof, a trustee of the Trust at such time, and "**Trustees**" means, at any time, all of the persons, each of whom is at that time a Trustee.

(iii) "**Unit Certificate**" means a certificate, in the form approved by the Trustees, evidencing one or more Units, issued and certified in accordance with the provisions hereof.

(jjj) "**Unitholders**" means, at any time, the holders at that time of one or more Units, as shown on the Register.

(kkk) "**Units**" has the meaning specified in Section 3.1.

(lll) "**Vendor**" means ATS Andlauer Transportation Services Inc.

1.2 References to Acts Performed by the Trust.

Any reference in this Declaration of Trust to an act to be performed by the Trust or to an obligation of the Trust will be construed and applied for all purposes as if it referred to an act to be performed by the Trustees on behalf of the Trust or an obligation assumed by or imposed upon the Trustees in their capacity as trustees of the Trust, as the case may be.

1.3 References.

Except as otherwise specifically provided herein, reference in this Declaration of Trust to any contract, agreement or any other instrument will be deemed to include references to the same as varied, amended, supplemented, restated or replaced from time to time. Except as otherwise specifically provided herein, any reference in this Declaration of Trust to a statute or regulations, rules, policies or instruments thereunder will be deemed to be a reference to such statute or regulation, rule, policy or instrument as amended, re-enacted or replaced from time to time, and reference to specific parts, paragraphs or sections thereof will include all amendments, re-enactments or replacements. Where there are proposals for amendments to the Tax Act that have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply the provisions thereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Gender and Number.

Any reference in this Declaration of Trust to gender includes all genders, and words importing the singular number only will include the plural and vice versa.

1.5 Headings, etc.

The provision of a Table of Contents, the division of this Declaration of Trust into Articles and Sections and the insertion of headings are for convenience of reference only, and are not to affect its interpretation.

1.6 Currency.

All references in this Declaration of Trust to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

1.7 Certain Phrases, etc.

In this Declaration of Trust (i) the words "**including**" and "**includes**" mean "**including (or includes) without limitation**", and (ii) the phrase "**the aggregate of**", "**the total of**", "**the sum of**", or a phrase of similar meaning means "**the aggregate (or total or sum), without duplication, of**".

1.8 Time of the Essence.

Time shall be of the essence of this Declaration of Trust.

1.9 Accounting Principles.

All accounting terms not specifically defined in this Declaration of Trust will be interpreted in accordance with GAAP. Where the character or amount of any asset or liability or item of

revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of this Declaration of Trust, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise determined by the Trustees, be made in accordance with GAAP.

1.10 Day Not a Business Day.

If any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount will be determined or such action will be required to be taken at or before the requisite time, if any, on the next succeeding day that is a Business Day. This Section is not applicable to Section 5.1, Section 5.2, Section 5.3 and Section 5.4.

ARTICLE 2
DECLARATION OF TRUST

2.1 Establishment of Trust.

The Trustees hereby declare themselves and agree to act as trustees of the Trust and to hold the Trust Assets in trust for the benefit of the Unitholders, their successors, permitted assigns and personal representatives on and subject to the terms and conditions of this Declaration of Trust.

2.2 Initial Contribution.

The Initial Unitholder paid the Initial Contribution to the Initial Trustee concurrently with the execution of the Original Declaration of Trust for the purpose of settling the Trust and the Initial Unitholder was issued one (1) Unit. The Trustees hereby acknowledge receipt of the Initial Contribution.

2.3 Name of Trust.

(a) The Trust will be known and designated in English as the "**ATS ANDLAUER OPERATING TRUST**" and, whenever practicable, lawful and convenient, the property of the Trust will be held and the affairs of the Trust will be conducted and transacted under that name.

(b) If the Trustees determine that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustees deem appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name.

(c) The Trustees may approve and use a version of any name or designation used by the Trust in any foreign language.

2.4 Principal Office.

The principal office of the Trust will be located at Suite 600, 190 Attwell Drive, Etobicoke, Ontario, M9W 6H8, or at such other place or places in Canada as the Trustees may from time to time designate.

2.5 Nature of the Trust.

The Trust is an unincorporated open-ended investment trust, and is established for the purposes specified in Section 4.1. The Trust is not, will not be deemed to be and will not be treated as, a

partnership, limited partnership, society, syndicate, association, joint venture, company, corporation or joint stock company, nor will the Trustees or any individual Trustee or the Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners, joint venturers or as that of principal and agent or as members of a society, syndicate, association, partnership or limited partnership or shareholders of a corporation or other joint stock company. The relationship of the Unitholders to the Trustees will be solely that of beneficiaries of the Trust, and their rights will be limited to those expressly conferred upon them by this Declaration of Trust.

2.6 Rights of Unitholders.

The rights of each Unitholder (including the right, if any, to call for or receive a distribution or division of assets, monies, funds, income, dividends and capital gains held, received or realized by the Trust) are limited to those contained herein and, except as provided herein, no Unitholder will be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trust. The legal ownership of the Trust Assets and the right to conduct the activities of the Trust are vested exclusively in the Trustees, and no Unitholder has or is deemed to have any right of ownership in any of the Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Unitholder or Unitholders will be entitled to interfere with or give any direction to the Trustees with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust. The Units will be personal property and will confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust.

2.7 Unitholders Bound.

This Declaration of Trust shall be binding upon all persons who become Unitholders from time to time. By acceptance of a Unit Certificate representing any Units upon the completion of a purchase of a Unit, the Unitholder thereof shall be deemed to agree to be bound, and shall be so bound, by this Declaration of Trust.

2.8 Liability of Unitholders.

(a) Subject to Section 2.8(e), no Unitholder, in its capacity as such, will incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind, to any person in connection with: (i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations, liabilities, activities or affairs of the Trust; (iii) any actual or alleged act or omission of the Trustees or any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (iv) any actual or alleged act or omission of the Trustees or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (v) any transaction entered into by the Trustees or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); or (vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustees or by any other person (except the Unitholder to the extent required by applicable tax laws) on behalf of or in connection with the activities or affairs of the Trust (collectively, "**Trust Liabilities**").

(b) No Unitholder in its capacity as such will be liable to indemnify the Trustees or any other person with respect to any Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.8, any Unitholder, in its capacity as such, may be determined by a judgement of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgement and any writ of execution or similar process in respect thereof will be enforceable only against, and will be satisfied only out of, the Units held by such Unitholder.

(d) To the extent that, contrary to the provisions of this Section 2.8, any Unitholder is held personally liable as such to any other person in respect of any Trust Liabilities, such Unitholder will be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability and for all costs of any litigation or other proceedings in which such liability has been determined, including, without limitation, all fees and disbursements of counsel. The rights accruing to a Unitholder under this Section 2.8(d) do not exclude any other rights to which such Unitholder may be lawfully entitled, nor does anything herein contained restrict the right of the Trustees to indemnify or reimburse a Unitholder out of the Trust Assets in any appropriate situation not specially provided herein but, for greater certainty, the Trustees have no liability to reimburse Unitholders for taxes assessed against them by reason of or arising out of their ownership of Units.

(e) If any Trust Asset should be distributed or declared to be distributable to Unitholders contrary to the provisions of any subordination agreement between the Trust and the persons entitled to enforce any of the indebtedness of the Trust, the Fund or the ATS Andlauer Entities (each a "**Subordination Agreement**") or contrary to the terms of the Notes or the subordination provisions of the Note Indenture, then the persons entitled to enforce such Subordination Agreements or subordination provisions will be entitled to pursue whatever remedies may be available to them to enforce such Subordination Agreements or provisions, and the limitations in Section 2.8(c) will not apply to any judgment in respect of (and only to the extent based on) such contrary distribution, and no Unitholder will have the right to enforce any distribution that is contrary to such Subordination Agreements or subordination provisions.

ARTICLE 3
ISSUE AND SALE OF UNITS

3.1 Nature of Units.

(a) The beneficial interests in the Trust will be divided into interests of one class (the "**Units**"), which will be entitled to the rights and subject to the limitations, restrictions and conditions set out herein.

(b) Each Unit represents an equal undivided beneficial interest in the Trust, in any distribution from the Trust (whether of Trust Income, Net Realized Capital Gains or other amounts) and in any net assets of the Trust in the event of the termination or winding-up of the Trust. All Units will rank among themselves equally and rateably without discrimination, preference or priority.

(c) Issued and outstanding Units may be subdivided or consolidated from time to time by the Trustees without the approval of the Unitholders.

3.2 Authorized Number of Units.

The number of Units that is authorized and may be issued hereunder is unlimited.

3.3 Issue of Units.

(a) Units may be allotted and issued by the Trust at such times, to such persons, for such consideration and on such terms and conditions as the Trustees may determine. The Trustees may authorize the Trust to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase, whether absolutely or conditionally, Units from the Trust or from any other person or procuring or agreeing to procure purchasers, whether absolute or conditional, for Units.

(b) The Trustees may create and issue rights, warrants (including so-called "**special warrants**" which may be exercisable for no additional consideration), convertible securities (including Units issuable upon the exchange of securities of other issuers) or options (including all types of incentive programs) to subscribe for Units, which rights, warrants, convertible securities or options may be exercisable at such subscription price or prices and at such time or times and on such terms or conditions as the Trustees may determine. The rights, warrants, convertible securities or options so created may be issued for such consideration, or for no consideration, all as the Trustees may determine. A right, warrant, convertible security or option will not be a Unit and the holder thereof will not be a Unitholder.

(c) Units are only to be issued as fully paid in money, property or services, and are not to be subject to future calls or assessments, except that Units to be issued under an offering may be issued for a consideration payable in instalments, and the Trust may take a security interest over such Units or other property for unpaid instalments.

(d) For greater certainty, Units may be issued by the Trust (i) as contemplated by this Section 3.3, (ii) pursuant to Section 5.7, (iii) in order to acquire securities, including the Ordinary LP Units and securities, whether debt or equity, of ATS Andlauer LP and the GP (iv) as contemplated by the Exchange Agreement, (v) upon the exercise of any rights, warrants, convertible securities or options to acquire Units issued by the Trust, (vi) pursuant to Section 3.5, (vii) as satisfaction of any indebtedness of or borrowing by the Trust, and (vii) making non-cash distributions to Unitholders.

3.4 Fractional Units.

Fractions of Units may be issued, including pursuant to distributions of additional Units to all Unitholders pursuant to Section 5.7. Fractions of Units will carry and be subject to the provisions hereof applicable to whole Units in the proportion that they bear to one Unit, except that no certificates will be issued for fractional Units and no holder of a fraction of a Unit, as such, will be entitled to notice of, or to attend, meetings of Unitholders.

3.5 Consolidation of Units.

Unless the Trustees determine otherwise, and subject to all necessary regulatory approvals, immediately after any pro rata distribution of additional Units to all Unitholders pursuant to Section 5.7, the number of outstanding Units will be consolidated such that each Unitholder will hold after such consolidation the same number of Units as the Unitholder held immediately prior to the distribution of such additional Units. In such case, each Unit Certificate representing a number of Units

prior to the distribution of additional Units will be deemed to represent the same number of Units after the distribution of additional Units and the consolidation. Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of a distribution, the consolidation will result in such Unitholder holding that number of Units equal to the product of (i) the sum of the number of Units held by such Unitholder prior to the distribution and the number of Units received by such Unitholder in connection with the distribution (net of Units withheld by the Trust to satisfy the Trust's withholding obligations) and (ii) a quotient, the numerator of which is the aggregate number of Units outstanding prior to the distribution, the denominator of which is the aggregate number of Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholders. Such Unitholder will be required to surrender the Unit Certificates, if any, representing such Unitholder's original Units in exchange for a Unit Certificate representing such Unitholder's post-consolidation Units.

3.6 No Pre-Emptive Rights.

No Unitholder is entitled, as a matter of right, to any pre-emptive right to acquire any Units, unless otherwise expressly agreed to in writing by the Trust.

3.7 Re-Purchase of Initial Unit by Trust.

Immediately after the Closing, the Trust will purchase the initial Unit from the Initial Unitholder, and the Initial Unitholder will sell the initial Unit to the Trust, for a purchase price of $10.00 and, upon the completion of such purchase and sale, the initial Unit will be cancelled and will no longer be outstanding for any of the purposes of this Declaration of Trust.

ARTICLE 4
INVESTMENTS OF THE TRUST

4.1 Purpose of the Trust.

The Trust is a limited purpose trust in that it must not undertake any activity, take any action, or purchase or authorize the purchase of any investment that would result in the Fund not being considered a "unit trust" or "mutual fund trust" for purposes of the Tax Act and its operations and activities are restricted to:

(a) acquiring, investing in, transferring, disposing of and otherwise dealing with debt and equity securities of the GP, ATS Andlauer LP and other corporations, partnerships, trusts or other persons involved, directly or indirectly, in the distribution and freight transportation and transportation solutions business, and all businesses and activities ancillary or incidental thereto and such other investments as the Trustees may determine;

(b) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities issued by, or loans made to any of the ATS Andlauer Entities, or any other business entity or other person in which a ATS Andlauer Entity has or is concurrently acquiring an interest;

(c) holding cash in interest bearing accounts with Canadian financial institutions or investing money in Permitted Investments for the purposes of the Trust's activities, including making investments or paying the expenses of the Trust, paying amounts payable by the Trust in connection with the redemption of any Units or other securities, and making distributions to Unitholders;

(d) issuing Units and other securities of the Trust (including rights, warrants, convertible securities or options to acquire Units) as contemplated by this Declaration of Trust;

(e) issuing debt securities, including Notes (in an unlimited principal amount) pursuant to a Note Indenture or otherwise, borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Trust Assets as security for any of its obligations, liabilities or indebtedness;

(f) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any of the ATS Andlauer Entities or the performance of any obligation of any of the ATS Andlauer Entities, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets, including debt or equity securities issued by the ATS Andlauer Entities as security for such guarantee;

(g) disposing of all or any part of the Trust Assets;

(h) purchasing, repurchasing, or redeeming securities issued by the Trust, including Units, subject to the provisions of the Declaration of Trust, applicable law and applicable regulatory requirements;

(i) satisfying the obligations, liabilities or indebtedness of the Trust;

(j) entering into and performing its obligations under the Administration Agreement, the Limited Partnership Agreement, the Securityholders Agreement, the Exchange Agreement, any Credit Documents and such other agreements as are contemplated by the Prospectus or the Offering or are ancillary thereto;

(k) investing in securities of other issuers as may be approved by the Trustees; and

(l) undertaking such other activities (including investing in securities and entering into agreements), or taking such other actions as are approved by the Trustees from time to time, or as are contemplated by, related to or in connection with the Declaration of Trust, the Prospectus or the Offering,

provided that the Trust must not undertake any activity, take any action, or purchase or authorize the purchase of any investment that would result in the Fund not being considered a "unit trust" or "mutual fund trust" for purposes of the Tax Act.

4.2 Investment of Proceeds of Offering.

At and immediately after the Closing, the Trust will use the proceeds from the sale of Units issued in connection therewith to subscribe for and acquire Ordinary LP Units and, if so determined by the Trustees, GP Common Shares.

4.3 Other Investments.

To the extent that any monies or other property received by the Trust are not to be immediately used by the Trust in the manner set out in Section 4.2 or for the purposes of making distributions under Article 5, the Trustees are hereby authorized to, subject to Section 4.1 hereof, and, where prudent to do so, to invest such monies in: (i) debt obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) interest bearing accounts, term deposits, guaranteed investment certificates, certificates of deposit or bankers'

acceptances of or guaranteed by any Canadian chartered bank or other financial institution, the short-term debt or deposits of which have been rated at least "A" or the equivalent by Standard & Poor's, a division of The McGraw-Hill Company Inc., by Moody's Investor Services, Inc. or by Dominion Bond Rating Services Limited; (iii) commercial paper of a corporation or other person rated at least "R-1" or the equivalent by Dominion Bond Rating Services Limited or by Standard & Poor's, a division of The McGraw-Hill Company Inc., or their respective successors or assigns; (iv) money market mutual funds; or (v) any combination thereof (collectively, "**Permitted Investments**").

ARTICLE 5
DISTRIBUTIONS

5.1 Computation of Distributable Cash Flow of the Trust.

(a) The cash flow of the Trust for any Distribution Period (the "**Cash Flow**") will be equal to:

(i) the sum of all cash amounts received by the Trust in such Distribution Period, including all income, interest, distributions, dividends, proceeds from the disposition of securities, returns of capital and repayments of indebtedness, as well as all amounts received by the Trust in any prior Distribution Period to the extent not previously distributed;

(ii) less, all costs and expenses of the Trust that, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or any prior Distribution Period if not accrued in such prior period;

(iii) less, all amounts payable in cash that relate to the redemption or repurchase of Units or Notes, or the payment or prepayment of Notes, that have become payable by the Trust in such Distribution Period; and

(iv) less, all amounts payable by the Trust in respect of its debt service obligations (principal and interest) on the Notes and other indebtedness, if any, including interest payments made on the Notes in such Distribution Period;

provided that the proceeds of the issuance of Units, Notes or other securities of the Trust and all related transactions in connection therewith will not be included in the calculations of Cash Flow in respect of any Distribution Period.

(b) The distributable cash flow for, or in respect of, a Distribution Period (the "**Distributable Cash Flow**") will be equal to the Cash Flow for such Distribution Period less any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs, expenses, obligations or liabilities including any tax liability of the Trust, that have been or are reasonably expected to be incurred in the activities and operations of the Trust (to the extent that such costs, expenses, obligations or liabilities have not otherwise been taken into account in the calculation of the Cash Flow of the Trust) and less such reserves or amounts as are, in the opinion of the Trustees, necessary or desirable.

5.2 Computation of Income and Net Realized Capital Gains.

(a) The income of the Trust (the "**Trust Income**") for any taxation year of the Trust will be the income for such year computed in accordance with the provisions of the Tax Act, other than paragraph 82(1)(b) and subsection 104(6) thereof, regarding the calculation of income for the

purposes of determining the "**taxable income**" of the Trust taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received from taxable Canadian corporations, amounts paid or payable by the Trust to holders of Units and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses will be excluded from the computation of Trust Income.

(b) The net realized capital gains of the Trust (the "**Net Realized Capital Gains**") for any taxation year of the Trust will be determined as the amount, if any, by which the aggregate of the capital gains of the Trust realized in such year exceeds the sum of (i) the aggregate of the capital losses of the Trust realized in such year, (ii) any capital gains that are realized by the Trust as a result of a redemption or prepayment of Notes (if any) pursuant to a Note Indenture, (iii) each amount determined by the Trustees in respect of any net capital loss for a prior taxation year that the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for such year, and (iv) any amount in respect of which the Trust is entitled to capital gains refund under the Tax Act, as determined by the Trustees.

5.3 Distributions of Distributable Cash Flow.

The Trustees will, in respect of each Distribution Period, on or before each Distribution Record Date, declare payable to the Unitholders of record at the close of business on each Distribution Record Date, all or any part of the Distributable Cash Flow for the Distribution Period. Any such distribution will be payable to each Unitholder of record on such Distribution Record Date pro rata in proportion to the number of Units held as of record by such Unitholder on such Distribution Record Date. Subject to Section 5.7, any Distributable Cash Flow that has been declared to be payable to Unitholders in respect of a Distribution Period will be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.4 Other Distributions.

(a) In addition to the distributions that are declared payable to Unitholders pursuant to Section 5.3, the Trustees may allocate, declare payable and/or make distributions, from time to time, out of Trust Income, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates and to Unitholders of record on such dates, as the Trustees may determine.

(b) Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Trust Income, a sufficient amount of the Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year, the following amounts will, without any further actions on the part of the Trustees, be due and payable to Unitholders of record at the close of business on December 31 in each year:

(i) an amount equal to the amount, if any, by which the Trust Income in such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to section 5.3 and section 5.4(a) which have been determined by the Trustees, pursuant to section 5.5, to have been payable by the Trust out of the Trust Income for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceed the aggregate of the portions, if any, of each distribution made by the Trust pursuant to section 5.3 and section 5.4(a) which have been determined by the

Trust, pursuant to section 5.5, to have been payable by the Trust out of the Trust Income for such year.

(c) Any distribution made pursuant to this Section 5.4 will be payable to each Unitholder of record on the applicable record date in respect of a distribution pursuant to Section 5.4(a), or on December 31 in the year of distribution in respect of a distribution pursuant to Section 5.4(b), pro rata in proportion to the number of Units held of record by such Unitholder on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts that have been declared to be payable to Unitholders pursuant to Section 5.4(a) will be paid in cash on the Distribution Payment Date determined by the Trustees in respect of such distribution and amounts that are payable pursuant to Section 5.4(b) will be paid not later than January 31 of the following year.

(d) The Trustees may designate as payable to redeeming Unitholders as part of the redemption price any capital gain and/or income realized by the Trust as a result of the redemption of Units.

5.5 Character of Distributions and Designations.

In accordance with and to the extent permitted by the Tax Act, the Trustees in each year will make designations in respect of the amounts paid or payable to Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year, as well as elect under subsection 104(13.1) and/or subsection 104(13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders. Distributions paid or payable to Unitholders pursuant to this Article 5 will be deemed to be distributions of Trust Income, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees may, in their absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains will include the non-taxable portion of the capital gains of the Trust that are encompassed in such distribution.

5.6 Enforceability of Right to Receive Distributions.

Subject to Section 2.8(e) and notwithstanding any other provision of this Article 5, each Unitholder will have the legal right to enforce payment on the Distribution Payment Date or December 31, as the case may be, of any amount payable to such Unitholder as a result of any distribution declared or otherwise made payable pursuant to this Article 5 on the applicable Distribution Record Date or the applicable December 31, as the case may be, to, and not yet received by, such Unitholder pursuant to this Article 5.

5.7 Method of Payment of Distributions.

Where the Trustees determine that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution that has been declared payable, or otherwise made payable, pursuant to this Article 5 on the due date for such payment, the payment may, at the option of the Trustees, include the issuance of additional Units or Notes, or fractions of Units or Notes, if necessary or desirable, having a value equal to the difference between the amount of such distribution declared to be payable and the amount of cash that has been determined by the Trustees to be available for the payment of such distribution. Such additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

5.8 Withholding Taxes.

The Trustees may deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distributions. In the event of a distribution in the form of additional Units, the Trustees may sell Units of such Unitholder to pay such withholding taxes and to pay all of the Trustees' reasonable expenses with regard thereto and the Trustees shall have the power of attorney of such Unitholder to do so. Upon such sale, the affected Unitholder shall cease to be the holder of such Units.

5.9 Definitions.

Unless otherwise specified or the context otherwise requires, any term in this Article that is defined in the Tax Act will have for the purposes of this Article the meaning that it has in the Tax Act.

5.10 Payments of Cash.

Any payment of cash by the Trust to a Unitholder pursuant to this Article 5 or any other provision of this Declaration of Trust will be conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the Register, unless such cheque is dishonoured upon presentment. Upon such payment, the Trust will be discharged from all liability to the Unitholder in respect of such payment; provided, however, that if such cheque is lost or destroyed then, upon the presentation of evidence satisfactory to the Trustees of such loss or destruction, together with such indemnity as the Trustees may reasonably require, the Trust will issue a replacement cheque to the Unitholder. Notwithstanding the foregoing, the Trust may, in lieu of forwarding or causing to be forwarded a cheque to a Unitholder pursuant to this Article 5, enter into an agreement with a Unitholder or with the person for whom such Unitholder is acting as nominee providing for the payment to such Unitholder of the amounts to which such Unitholder is entitled, from time to time, hereunder by electronic funds transfer or by any other method at a place or places other than the place or places specified herein as the place or places for such payment. Any payment made hereunder or in connection with this Declaration of Trust that is made pursuant to any such agreement will, notwithstanding any other provision of this Declaration of Trust, be valid and binding on the Trust and the relevant Unitholder.

5.11 Unclaimed Distributions.

In the event that the Trustees hold any distributable amount that is unclaimed or that cannot be paid for any reason, the Trustees will be under no obligation to invest or reinvest the same, but will only be obliged to hold the same in a current interest-bearing account pending payment with interest earned (and less applicable taxes) to the person or persons entitled thereto. The Trustees will, as and when required by law, and may at any time prior to such required time, pay all or part of such distributable amount so held to the appropriate government official or agency, whose receipt shall be a good and sufficient discharge and release of the Trustees.

ARTICLE 6
REDEMPTION OF UNITS

6.1 Right of Redemption.

Each Unitholder shall be entitled to require the Trust to redeem at any time or from time to time at the demand of such Unitholder all or any part of the Units registered in the name of such Unitholder at the prices determined and payable in accordance with the conditions in this Declaration of

Trust. The Trustees shall be entitled in their discretion to determine and designate whether any payments made in respect of any redemption are on account of income or capital.

6.2 Exercise of Redemption Right.

(a) To exercise a Unitholder's right to require redemption under this Article 6, a duly completed and properly executed redemption notice, in a form approved by the Trustees, requiring the Trust to redeem the number of Units specified therein to be so redeemed, together with Unit Certificates representing the Units to be redeemed, shall be sent to the Trust (at its head office) or as the Trustees may otherwise direct. No form or manner of completion or execution shall be sufficient unless the same is in all respects satisfactory to the Trustees and is accompanied by any further evidence that the Trustees may reasonably require with respect to the identity, capacity or authority of the person giving such notice.

(b) Upon receipt by the Trust of the notice to redeem Units, together with Unit Certificates representing the Units to be redeemed, the Unitholder hall thereafter cease to have any rights with respect to the Units tendered for redemption (other than to receive the redemption payment therefor unless the redemption payment is not made as provided for herein) including the right to receive any distributions on those Units which are declared payable to the Unitholders of record on a date which is subsequent to the day of receipt by the Trust of such notice. Units shall be considered to be tendered for redemption on the date that the Trustees have, to their satisfaction, received the notice, together with Unit Certificates representing the Units to be redeemed, and other required documents or evidence as aforesaid (the "**Redemption Date**").

6.3 Redemption.

(a) Upon receipt by the Trust of the notice to redeem Units in accordance with section 6.2, together with Unit Certificates representing the Units to be redeemed, the Unitholder tendering such notice shall be entitled to receive a market price per Trust Unit (the "**Redemption Price**") equal to:

$$\frac{(A \times B) - C + D}{E}$$

where:

A = the cash redemption price per Fund Unit calculated in accordance with the Fund Declaration of Trust as of the close of business on the Redemption Date;

B = the aggregate number of Fund Units outstanding as of the close of business on the Redemption Date;

C = the aggregate unpaid principal amount and accrued interest thereon of any indebtedness held by or owed to the Fund (including Notes and Trust Redemption Notes, if any) and the fair market value of any other assets or investments held by the Fund (other than Units, Notes, Trust Redemption Notes or any other indebtedness of the Trust held by or owed to the Fund) as of the close of business on the Redemption Date;

D = the aggregate unpaid principal of any indebtedness and any accrued liabilities of the Fund (prior to any redemption of the Fund Units for such date) as of the close of business on the Redemption Date; and

E = the aggregate number of Units outstanding held by the Fund as of the close of business on the Redemption Date.

(b) The aggregate Redemption Price payable by the Trust in respect of any Trust Unit tendered for redemption by the holder thereof during any calendar month will be satisfied, at the option of the Trustees in their sole discretion, (i) in immediately available funds by cheque; (ii) by the issuance to, or to the order of, the holder, whose Trust Units are to be redeemed, of such aggregate amount of unsecured promissory notes of the Trust ("**Trust Redemption Notes**") as is equal to the aggregate Redemption Price payable to such holder rounded down to the nearest $100, with the balance of any such aggregate Redemption Price not paid in Trust Redemption Notes to be paid in immediately available funds by cheque; or (iii) by any combination of funds and Trust Redemption Notes as the Trustees shall determine in their sole discretion, in each such case, payable or issuable on the last day of the calendar month following the calendar month in which the Trust Units were so tendered for redemption. A holder of Units whose Units are tendered for redemption may elect, any time prior to the payment of the Redemption Price, to receive Trust Redemption Notes pursuant to (ii) above in the place of all or part of the funds otherwise payable, the principal amount of such Trust Redemption Notes payable to be equal to the funds otherwise payable, rounded down to the nearest $100.

(c) Payments by the Trust of the Redemption Price shall be conclusively deemed to have been made upon the mailing of the cheque or transmission of the wire transfer representing any funds payable or any Trust Redemption Notes issuable by registered mail in a postage prepaid envelope (or by wire transfer, as may be applicable) addressed to the redeeming Unitholder and/or any party having a security interest in respect of the Trust Units so redeemed. Upon such payment, the Trust shall be discharged from all liability to the redeeming Unitholder and any party having a security interest in respect of the Units so redeemed.

6.4 Call for Redemption by Trust.

The Trust shall be entitled to call for redemption at any time all or part of the outstanding Units registered in the name of holders thereof (other than the Fund) at the same Redemption Price for each Unit so called for redemption, calculated with reference to the date the Trustees approve the call for redemption of such Units as if such date were the Redemption Date.

6.5 Cancellation of all Redeemed Units.

All Units which are redeemed under this Article 6 shall be cancelled and such cancelled Units shall no longer be outstanding and shall not be reissued.

6.6 Withholdings by the Trustees.

The Trustees may deduct or withhold from all payments or other distributions payable to any Unitholder pursuant to this Article 6 all amounts required by law to be so withheld.

ARTICLE 7
TRUSTEES

7.1 Number of Trustees.

The Trustees will consist of not less than three and no more than seven Trustees (except that prior to Closing, the Trust may have a minimum of one (1) Trustee), with the number of Trustees

from time to time within such range being fixed by resolution of the Trustees; provided that until otherwise so determined by resolution, the number of Trustees will be three. A majority of the Trustees must be Resident Canadians.

7.2 Calling and Notice of Meetings.

Meetings of the Trustees will be called and held from time to time at such time and at such place in Canada, as the Chairman of the Trustees or any two Trustees may determine, and any one Trustee, or officer of the Trust, may give notice of meetings when directed or authorized by such persons. Notice of each meeting of the Trustees will be given to each Trustee not less than 48 hours before the time when the meeting is to be held, provided that if a quorum of Trustees is present, the Trustees may without notice hold a meeting immediately following an annual meeting of Unitholders. A Trustee may in any manner waive a notice of a meeting of Trustees and attendance of a Trustee at a meeting of Trustees is a waiver of a notice of meeting, except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Notice of a meeting of the Trustees may be given verbally, in writing or by telephone or facsimile or electronic mail. A notice of a meeting of Trustees need not specify the purpose of or the business to be transacted at the meeting. Notwithstanding the foregoing, the Trustees may by resolution from time to time fix a day or days in any month or months for regular meetings of the Trustees at a place and hour to be named, in which case, provided that a copy of such resolution is sent to each Trustee forthwith after being passed and forthwith after each Trustee's appointment or election, no other notice will be required for any such regular meeting.

7.3 Place of Meetings.

Meetings of the Trustees may be held at any place in Canada. A Trustee who attends a meeting of Trustees, in person or by telephone, is deemed to have consented to the location of the meeting except when he or she attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

7.4 Meetings by Telephone.

With the consent of the chairman of the meeting or a majority of the Trustees participating in the meeting, any Trustee may participate in a meeting of the Trustees or of a committee of the Trustees from any location in the world by means of telephone, electronic or other communication facilities that permit all persons participating in the meeting to communicate with each other. A Trustee participating in such a meeting in such manner will be considered present at the meeting and at the place of the meeting. Any such consent will be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Trustees and of committees of Trustees.

7.5 Quorum.

The quorum for the transaction of business at any meeting of the Trustees will consist of the greater of two Trustees and a majority of the number of Trustees then holding office (except prior to the Closing, the quorum shall be at least one (1) Trustee), and, notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees.

7.6 Chairman.

The chairman of any meeting of the Trustees will be the Trustee present at the meeting who holds the office of Chairman of the Trustees (as appointed by the Trustees under Section 6.10) or, if

such person is not participating in the meeting, the Trustees participating in the meeting shall choose one of their number to be chairman.

7.7 Action by the Trustees.

Every question at all meetings of the Trustees will be decided by a majority of the votes cast on the question. In the case of an equality of votes, the chairman of the meeting will not be entitled to a second or casting vote. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by a resolution in writing signed by all Trustees who would be entitled to vote on that resolution at a meeting of the Trustees. Resolutions in writing may be signed in counterparts (including by facsimile), each of which will be deemed to be an original and all originals together will be deemed to be one and the same instrument.

7.8 Adjourned Meeting.

Any meeting of Trustees may be adjourned from time to time by the chairman of the meeting with the consent of the meeting to a fixed time and place. Further notice of the adjourned meeting need not be given. The adjourned meeting will be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is not a quorum present at the adjourned meeting, the original meeting will be deemed to have terminated upon its adjournment.

7.9 Remuneration and Expenses.

The Trustees will be paid such remuneration for their services as the Trustees may from time to time determine; provided, however, that Trustees who are also directors of the GP and/or trustees of the Fund will not receive any compensation as Trustees that is in addition to the compensation they receive as directors of the GP and/or trustees of the Fund.

7.10 Officers.

The Trustees from time to time may appoint one or more officers of the Trust, including without limitation a Chairman and a Secretary of the Trustees, and, without prejudice to rights under any employment contract, may remove any officer of the Trust. The powers and duties of each officer of the Trust will be those determined from time to time by the Trustees and, in the absence of such determination, will be those usually applicable to the office held.

7.11 Committees.

Except as prohibited by law, the Trustees may appoint from their number a committee of Trustees and may delegate to the committee of Trustees such authority as the Trustees may in their sole discretion deem necessary or desirable to effect the administration of the duties of the Trustees under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees.

7.12 Committee Procedure.

Unless otherwise determined by the Trustees, a quorum for meetings of any committee will be a majority of its members. Each committee will have the power to appoint its chairman, and the rules for calling, holding, conducting, transacting business at and adjourning meetings of the committee will be the same as those governing the Trustees. Each member of a committee will serve during the pleasure of the Trustees and, in any event, only so long as he or she is a Trustee. The Trustees may fill

vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

ARTICLE 8
APPOINTMENT, RESIGNATION AND REMOVAL OF THE TRUSTEES

8.1 Qualification of Trustees.

The following persons are disqualified from being a Trustee of the Trust:

(a) anyone who is less than 18 years of age;

(b) anyone who is of unsound mind and has been so found by a court of competent jurisdiction in Canada or elsewhere;

(c) a person who is a Non-resident, if the appointment of such person would result in a majority of Trustees being Non-residents;

(d) a person who is not an individual; and

(e) a person who has the status of bankrupt.

8.2 Appointment and Election of Trustees.

The Initial Trustee, being Michael Andlauer, was appointed pursuant to the Original Declaration of Trust as a Trustee of the Trust for an initial term of office that, subject to Section 8.5, will expire (subject to further terms) at the close of the first annual meeting of Unitholders. Upon receipt of their respective consents in writing as contemplated by Section 8.3(a), each of David Matheson, Hanif Nanji, Brian Luborsky and John Schiller will be appointed as Trustees of the Trust, in addition to the Initial Trustee, for an initial term of office that, subject to Section 8.5, will expire (subject to further terms) at the close of the first annual meeting of Unitholders. Except as otherwise provided herein, Trustees will be elected (including incumbent Trustees) at each annual meeting of Unitholders, and may be elected at a special meeting of Unitholders, in each case to hold office, subject to Section 8.5, for a term expiring at the close of the next annual meeting of Unitholders following such election. Any such election (other than appointments by the Trustees as contemplated by this Section 8.2 and Section 8.7) will be made by Ordinary Resolution. Notwithstanding anything else contained herein:

(a) if no Trustees are elected at the annual meeting of Unitholders held immediately before the term of office of the existing Trustees expires, such existing Trustees will continue to hold the office of Trustees under this Declaration of Trust until their successors have been elected or they otherwise cease to hold office; and

(b) the Trustees may, between annual meetings of the Unitholders, appoint one or more additional Trustees for a term to expire (subject to further appointment) at the close of the next annual meeting of Unitholders, but the number of additional Trustees so appointed may not at any time exceed one-third of the number of Trustees who held office immediately following the immediately preceding annual meeting of Unitholders.

8.3 Consent to Act.

(a) A person who is appointed or elected a Trustee hereunder, other than the Initial Trustee whose consent to act is given by his signature hereto, will not become a Trustee until such person has, either before or after such appointment or election, consented in writing to do so. Without limiting the form of such consent, the execution and delivery to the Trust of a consent substantially as follows will satisfy such requirement:

"To: ATS Andlauer Operating Trust (the "**Trust**")

And to: The Trustees thereof

The undersigned hereby consents to act as a Trustee of the Trust, certifies that the undersigned [is/is not] a Resident Canadian (as defined in the Declaration of Trust) and hereby agrees, upon the earlier of the date of this consent and the date of the undersigned's appointment or election as a Trustee of the Trust, to become a party, as a Trustee, to the Declaration of Trust, as amended from time to time, constituting the Trust and to be bound by the obligations and liabilities of a Trustee thereunder.

Dated: ______________________

____
[Signature]

____
[Print Name]

(b) Upon the later of a person being appointed or elected a Trustee hereunder and executing and delivering to the Trust a consent in writing as contemplated by Section 8.3(a), such person will become a Trustee hereunder and will be deemed to be a party (as a Trustee) to this Declaration of Trust, as amended from time to time. The rights of the Trustees to control and exclusively administer the Trust and to have the title to the Trust Assets drawn up in their names or in the name of any other successor and all other rights of the Trustees at law will vest automatically in any person who may hereafter become a Trustee upon such person's due appointment or election and qualification without any further act and such person will immediately thereupon have all the rights, privileges, powers, authorities, obligations and immunities of a Trustee hereunder.

8.4 Failure to Elect Minimum Number of Trustees.

If a meeting of Unitholders fails to elect the minimum number of Trustees required by this Declaration of Trust by reason of the disqualification or death of any nominee, the Trustees elected at the meeting may exercise all of the powers of the Trustees if the number of Trustees so elected constitutes a quorum.

8.5 Ceasing to Hold Office.

(a) A Trustee ceases to hold office when:

(i) he or she dies or resigns;

(ii) he or she is removed in accordance with Section 8.6; or

(iii) he or she ceases to be duly qualified to act as a Trustee as provided under Section 8.1.

(b) A resignation of a Trustee becomes effective at the time a written resignation is received by the Trust, or at the time specified in the resignation, whichever is later.

(c) Upon the resignation or removal of any Trustee, or upon a Trustee otherwise ceasing to be a Trustee, the Trustee will cease to have the rights, privileges and powers of a Trustee hereunder and will cease to be a party (as a Trustee) to this Declaration of Trust; provided, however, that such Trustee will continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in Section 9.9. Upon the resignation or removal of any Trustee, or upon a Trustee otherwise ceasing to be a Trustee, the Trustee must execute and deliver such documents as the remaining Trustees may require for the conveyance of any Trust property held in that Trustee's name, must account to the remaining Trustees as they may require for all property which that Trustee holds as Trustee, must resign from all representative or other positions held by such Trustee on behalf of the Trust, including as a director or officer of any person in which the Trust owns any securities (directly or indirectly) and will thereupon be discharged as Trustee.

(d) Upon the incapacity or death of any Trustee, his or her legal representative must execute and deliver on his or her behalf such documents as the remaining Trustees may require under Section 8.5(c). In the event that a Trustee or his or her legal representatives, as applicable, are unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purposes of executing and delivering such required documents. This power of attorney granted to each of the remaining Trustees is not intended to be a continuing power of attorney within the meaning of the *Substitute Decisions Act*, 1992 (Ontario), exercisable during a Trustee's incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "**CPOA**"). The execution of this power of attorney will not terminate any CPOA granted by the Trustee previously and will not be terminated by the execution by the Trustee in the future of a CPOA, and the Trustee hereby agrees not to take any action in future which results in the termination of this power of attorney.

8.6 Removal of Trustees.

The Unitholders may remove any Trustee or Trustees from office by resolution approved by a majority of the votes cast at a meeting of Unitholders called for that purpose. A vacancy created by the removal of a Trustee may be filled at the meeting of Unitholders at which the Trustee is removed or, if not so filled, may be filled as set forth in Section 8.7.

8.7 Filling Vacancies.

A quorum of Trustees may fill a vacancy among the Trustees, except (i) a vacancy resulting from an increase in the number of Trustees other than as provided in Section 8.2(b), or (ii) from a failure of the Unitholders to elect the minimum number of Trustees fixed by this Declaration of Trust other than as provided in Section 8.4. If there is not a quorum of Trustees, or if there has been a failure to elect the minimum number of Trustees required by or pursuant to this Declaration of Trust other than as provided in Section 8.4, the Trustees then in office will forthwith call a special meeting of Unitholders to fill the vacancy and, if they fail to so call a meeting or if there are no Trustees then in office, such meeting

may be called by any Unitholder. A Trustee appointed to fill a vacancy holds office, subject to Section 8.5, until the close of the next annual meeting of the Unitholders.

8.8 Validity of Acts.

Any act of a Trustee is valid notwithstanding any irregularity in the appointment or election of the Trustees or any defect in the qualifications of the Trustees.

ARTICLE 9
CONCERNING THE TRUSTEES

9.1 Powers of the Trustees.

Subject to the terms and conditions of this Declaration of Trust, the Trustees are hereby vested with and will have, without other or further authorization, and free from any power or control on the part of the Unitholders, continuing, full, absolute and exclusive power, control, and authority and discretion over, and management of, the Trust Assets and the affairs and undertaking of the Trust, to the same extent as would the sole legal and beneficial owner of such property, and may, in respect of the Trust Assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof without the necessity of applying to any court for leave to do so. Without restricting or limiting the generality of the foregoing, such powers of the Trustees will include the powers enumerated in the ensuing sections of this Article 9 and elsewhere in this Declaration of Trust. In construing the provisions of this Declaration of Trust, the presumption shall be in favour of the powers and authority granted to the Trustees. The enumeration of any specific power or authority herein (including pursuant to Section 9.2) shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. To the maximum extent permitted by law, the Trustees shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments that may be made by trustees. Without limiting the generality of the foregoing, but subject to Sections 4.1, 9.4 and any other express limitations contained in this Declaration of Trust, the Trustees may make any investments without being required to adhere to all of or any particular portion of the investment criteria or diversification requirements set forth in the *Trustee Act* (Ontario), as amended from time to time and to delegate management and authority to discretionary managers of investment funds as the Trustees in their discretion determine appropriate.

9.2 Specific Powers and Authorities.

Subject only to the express limitations contained in this Declaration of Trust, and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustees may have by virtue of any present or future statute or rule of law, the Trustees, without any action or consent by the Unitholders, will have and may exercise at any time and from time to time the following powers and authorities, which may be exercised by the Trustees in such manner and upon such terms and conditions as they may from time to time determine proper:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to maintain records and provide reports to Unitholders;

(c) to open, operate and close accounts and other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

(d) to obtain security, including encumbrances on assets, to secure the full payment of monies owed to the Trust and the performance of all obligations in favour of the Trust, and to exercise all of the rights of the Trust, and to perform all of the obligations of the Trust, under such security;

(e) to collect, sue for and receive all sums of money or other property or items that are believed due to the Trust;

(f) to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying a consideration thereof and in connection therewith to revive the obligation on the covenants secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security or guarantee;

(g) to effect payment of distributions to the Unitholders as provided in Article 5, but not contrary to any provisions of any Subordination Agreement or the terms of the Notes, the Note Indenture or the subordination provisions of the Note Indenture;

(h) to invest and/or lend funds of the Trust as provided in Article 4;

(i) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the Trust Assets, including the Ordinary LP Units and the GP Common Shares and any other securities of ATS Andlauer LP or the GP to the same extent that any person might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(j) subject to Section 8.3(b), to vote for the nominees of the Fund as directors of the GP;

(k) where reasonably required, to engage, employ, contract with or retain on behalf of the Trust any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants (including the Fund's or any Unitholder's accountants), lawyers (including the Fund's or any Unitholder's lawyers), appraisers, brokers, consultants, technical advisors, depositaries, custodians, transfer agents or otherwise) in one or more capacities;

(l) except as prohibited by law, to delegate from time to time to the Trust's officers, employees, consultants, agents and other persons, without liability to the Trustees, the doing of such things and the exercise of such powers hereunder as the Trustees may from time to time deem expedient, so long as any such delegation is not inconsistent with any of the provisions of this Declaration of Trust and subject at all times to the general control and supervision of the Trustees as provided for herein;

(m) to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the Trust Assets or the Trust's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(n) to arrange for insurance contracts and policies insuring the Trust, the Trustees, the Trust Assets, the business of the ATS Andlauer Entities, any or all of the Trustees or the Unitholders, consultants or agents of the Trust or any person with whom the Trust has dealings in such amounts as the Trustees deem appropriate and which may cover any and all claims and liabilities of every nature arising by reason of holding or having held Units or of holding, being or having held any such office or position, including any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees or Unitholders, including any action taken or omitted that may be determined to constitute negligence;

(o) to cause legal title to any of the Trust Assets to be held by and/or in the name of a Trustee, or except as prohibited by law, by and/or in the name of the Trust or any other custodian or person, on such terms, in such manner, and with such powers in such person as the Trustees may determine, and with or without disclosure that the Trust or the Trustee is interested therein;

(p) to issue Units (or rights, warrants, convertible securities, options or other securities) pursuant to the terms and conditions of this Declaration of Trust;

(q) to establish places of business of the Trust;

(r) to determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses and disbursements;

(s) to execute, deliver, enter into and perform the obligations of the Trust under the Limited Partnership Agreement, the Administration Agreement, the Securityholders Agreement, the Exchange Agreement, the Note Indenture, any Credit Documents and such other agreements as are contemplated by any of the foregoing agreements and documents, the Prospectus or the Offering or are ancillary thereto, to enter into or authorize any amendment, modification, alteration or supplement of or to any such agreement, and to do all such acts and things and execute all such agreements and instruments as are necessary or deemed advisable by the Trustees to complete the Offering or as are contemplated by the Prospectus;

(t) to enter into and perform the obligations of the Trust under subordination and other banking arrangements involving persons in which the Trust has directly or indirectly invested (including without limitation the ATS Andlauer Entities), and to do all such acts and things and execute and deliver all such agreements and instruments as are necessary to effect such arrangements;

(u) to use commercially reasonable efforts to do all such acts and things in respect of the Trust and the Trust Assets as are necessary to ensure that the Fund qualifies at all times as a "unit trust" and a "mutual fund trust" pursuant to paragraph 108(2)(a) and subsection 132(6) of the Tax Act;

(v) in addition to the mandatory indemnification provided for in Section 2.8 and Section 9.9, to indemnify, or enter into agreements with respect to the indemnification of, any person with whom the Trust has dealings, including without limitation the Trustees, any depositary, registrar, transfer agent or escrow agent, to such extent as the Trustees shall determine and to the extent permitted by law;

(w) without the approval or confirmation of Unitholders, to enact and from time to time amend or repeal binding by-laws not inconsistent with this Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust;

(x) without limit as to amount, to issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for payment of expenses incurred in connection with the Trust (provided that recourse must in each case be limited to the Trust Assets) and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to or other property of the Trust or engage in any other means of financing the Trust;

(y) to pay or satisfy out of the Trust Assets any debts of or claims against the Trust or the Trust Assets (including, without limitation, the Notes and the interest thereon), and to incur and to pay out of the Trust Assets any charges or expenses (including those incurred by others prior to the creation of the Trust) that, in the opinion of the Trustees, are or were appropriate, necessary or desirable for the creation or the affairs of the Trust and that are for the account of the Trust;

(z) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the Trust Assets, undertaking or income of the Trust, or imposed upon or against the Trust Assets in connection with the undertaking or income of the Trust, or any part thereof, and to settle or compromise disputed tax liabilities, and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections, allocations and determinations in respect of Net Income or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act, and to do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient;

(aa) to guarantee (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any person including the Fund and/or the ATS Andlauer Entities or the performance of any obligation of any person including the Fund and/or the ATS Andlauer Entities, and to mortgage, pledge, charge, grant a security interest in or otherwise create an encumbrance upon all or any part of the Trust Assets, including the Ordinary LP Units, the GP Common Shares and/or any other securities issued by ATS Andlauer LP or the GP, as the case may be, as security for such guarantee;

(bb) to determine conclusively the value of any or all of the Trust Assets from time to time and, in determining such value, to consider such information and advice as the Trustees in their sole judgment, may deem material and reliable; and

(cc) to do all such other acts and things and execute all such agreements and other instruments as are incidental to the foregoing or as are necessary to give effect to the Offering and the transactions described or contemplated by the Prospectus, and to exercise all powers that are necessary or useful to carry on the purpose and activities of the Trust, to promote or advance any of the purposes or objectives for which the Trust is formed and to carry out the provisions of this Declaration of Trust whether or not herein specifically mentioned.

9.3 Securities Held by the Trust.

(a) Subject to the provisions hereof, the Ordinary LP Units held from time to time by the Trustees as part of the Trust Assets may be voted by the Trustees on any matter upon which the holders of such Ordinary LP Units are entitled to vote.

(b) Subject to the provisions hereof, the GP Common Shares held from time to time by the Trustees as part of the Trust Assets may be voted by the Trustees on any matter upon which the holders of such GP Common Shares are entitled to vote; provided, however, that such securities must be voted by the Trustees to cause the election of the Trustees as directors of the GP.

9.4 Restrictions on Trustees' Powers.

The Trustees may not, without the approval of the holders of Units:

(a) subject to certain exceptions, appoint or change the auditors of the Trust;

(b) amend the Declaration of Trust except in certain limited circumstances similar to those under which the Fund Declaration of Trust may be amended without consent of holders of Fund Units;

(c) sell, lease or otherwise dispose of all or substantially all of the Trust Assets, exchange all or substantially all of the property of the Trust other than in the ordinary course of business or in connection with an internal reorganization;

(d) authorize the termination, liquidation or winding-up of the Trust, other than at the end of the term of the Trust or in connection with an internal reorganization; or

(e) authorize the combination, merger or similar transaction of the Trust with any other person or other than in connection with an internal reorganization.

9.5 Banking.

The banking activities of the Trust, or any part thereof, including, but without restricting the generality of the foregoing: the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities; will be transacted with such banks, trust companies, or other firms or corporations carrying on a banking or similar business as the Trustees may designate, appoint or authorize from time to time, and will be transacted on the Trust's behalf by one or more officers of the Trust or the Fund as the Trustees may designate, appoint or authorize from time to time.

9.6 Standard of Care and Duties.

The Trustees, in exercising the powers and authority conferred upon them hereunder, must act honestly and in good faith with a view to the best interests of the Trust and must exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Trustee will not be liable in carrying out his or her duties under this Declaration of Trust except in cases where the Trustee fails to act honestly and in good faith with a view to the best interests of the Trust or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the *Canada Business Corporations Act*. Unless otherwise required by law, the Trustees will not be required to give surety bond or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees will not be required to devote their entire time to the

investments, business or affairs of the Trust. The Trustees are directed to enter into on behalf of the Trust ,and to the extent required to authorize the other ATS Andlauer Entities to enter into, each of the documents and agreements listed under the heading "Material Contracts" in the Prospectus substantially on the terms described in the Prospectus.

9.7 Fees and Expenses.

As part of the expenses of the Trust, the Trustees may pay or cause to be paid out of the Trust Assets, reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, accountants, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Trust, and the cost of reporting or giving notices to Unitholders. All costs, charges and expenses properly incurred by the Trustees on behalf of the Trust will be payable out of the Trust Assets.

9.8 Limitations on Liability of Trustees.

(a) None of the Trustees nor any officers of the Trust or trustees, officers or directors (if any) of the Fund or the ATS Andlauer Entities will be liable in tort, contract or otherwise to the Trust or any Unitholder or former Unitholder (in each case whether registered or beneficial) or any other person for: (a) any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed; (b) for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security or other asset; (c) for the loss or disposition of monies or securities; (d) for any action or failure to act of any other person to whom the Trustees have delegated any of their duties under this Declaration of Trust; (e) for any other action or failure to act including, without limitation, the failure to compel in any way any former or acting Trustee to redress any breach of trust or for any failure by the Fund, ATS Andlauer LP, the GP or any other ATS Andlauer Entity to perform obligations or pay monies owed to the Trust or for any failure by any person to perform its duties under or delegated to it under this Declaration of Trust; except for a breach of the obligations in Section 9.6 or for a breach of Section 9.3 or Section 9.4. If the Trustees have retained an appropriate expert or advisor or other person whose profession lends credibility to a statement made by the professional person with respect to any matter connected with their duties under this Declaration of Trust, the Trustees may in good faith act or refuse to act based on the advice of such expert or advisor or professional person and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the duty of care, diligence and skill set out in Section 9.6, the Trustees will not be liable for any action or refusal to act in good faith based on the advice of any such expert or advisor or professional person where it is reasonable to conclude that such advice is within the expertise of such expert or advisor or professional person to give.

(b) The Trustees and officers of the Trust in incurring any debts, liabilities or obligations, or taking or omitting any other actions for or in connection with the affairs of the Trust are, and will conclusively be deemed to be, acting for and on behalf of the Trust, and not in their own personal capacities. None of the Trustees nor any officer of the Trust will be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgements, costs, charges or expenses (including legal expenses) against or with respect to the Trust or in respect to the affairs of the Trust. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any successor, heir, executor, administrator or legal representative of the Trustees. The

Trust will be solely liable therefor and resort will be had solely to the Trust Assets for payment or performance thereof.

9.9 Indemnification of Trustees.

(a) Subject to Section 9.9(b), in addition to and without limiting any other protection hereunder or otherwise by law of each person who is, or shall have been, a Trustee, an officer of the Trust, or a trustee, officer or director (if any) of the Fund and/or any of the ATS Andlauer Entities (and their respective heirs and legal representatives) (collectively, the "**Indemnified Persons**"), the Trust hereby agrees to indemnify, defend and save harmless the Indemnified Persons out of the Trust Assets, from and against any and all liabilities, losses, claims, damages, penalties, fines, actions, suits, demands, levies, assessments, costs, charges, expenses and disbursements (whether or not involving a third party claim), including legal expenses and including amounts paid to settle an action or satisfy a judgement (collectively, "**Damages**"), which may at any time be suffered by, imposed upon, incurred by or asserted against any of the Indemnified Persons (i) in respect of any civil, criminal or administrative action or proceeding to which the Indemnified Person is made a party by reason of being or having been a Trustee or officer of the Trust or, at the request of the Trust, a trustee, officer or director (if any) of any of the ATS Andlauer Entities and/or (ii) in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Indemnified Person in consequence of his or her performance of his or her duties hereunder. An Indemnified Person will not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Assets, and no Unitholder or other Trustee or officer will be personally liable to any person with respect to any claim for such indemnity or reimbursement.

(b) An Indemnified Person must not be indemnified under Section 8.9(a) in respect of unpaid taxes or other governmental charges or Damages that arise out of or as a result or in the course of his or her failure to act honestly and in good faith with a view to the best interests of the Trust or a ATS Andlauer Entity (as applicable) or out of or as a result of or in the course of his or her failure to exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, or, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, where the Indemnified Person did not have reasonable grounds for believing that his or her conduct was lawful.

(c) The Trust will indemnify an Indemnified Person for Damages incurred by an Indemnified Person that arise out of or as a result of proceedings by or on behalf of Unitholders against such Indemnified Person if:

(i) such Indemnified Person acted honestly and in good faith with a view to the best interests of the Trust (or a ATS Andlauer Entity, as applicable);

(ii) such Indemnified Person exercised that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

(iii) either: (i) such Indemnified Person is not judged by a court or other competent authority to have committed any fault or omitted to do anything that the Indemnified Person ought to have done, or (ii) the Trust has the approval of a court to indemnify such Indemnified Person.

(d) The Fund or any ATS Andlauer Entity may also agree to indemnify the Trustees.

9.10 Exculpatory Clauses in Instruments.

The Trustees must use reasonable means where practicable to inform all persons having dealings with the Trust of the limitation of liability set forth in Section 9.8 and Section 2.8, and must use reasonable means where practicable to cause to be inserted in any written agreement, undertaking or obligation made or issued on behalf of the Trust an appropriate statement of the disavowal and limitation of liability as set forth in Section 9.8 and Section 2.8, but the omission of such statement from any such instrument will not render any Trustee, any Unitholder or officer, consultant or agent of the Trust liable to any person, nor will any Trustee or any Unitholder or any officer of the Trust be liable to any person for such omission. If, notwithstanding this provision, any Trustee, Unitholder or any officer of the Trust is held liable to any other person by reason of the omission of such statement from any such agreement, undertaking or obligation, such Trustee, Unitholder or officer will be entitled to indemnity out of the Trust Assets to the full extent of such liability and the costs of any litigation or other proceedings in which such liability has been determined, including without limitation, the fees and disbursements of counsel.

9.11 Conflicts of Interest.

(a) A Trustee or an officer of the Trust who is a party to, or who is a director or officer or an individual acting in a similar capacity of, or has a material interest in, any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Trust, other than the Fund, the GP or any ATS Andlauer Entity, must disclose in writing to the Trust, or request to have entered in the minutes of meetings of Trustees, the nature and extent of such interest.

(b) The disclosure required in Section 9.11(a) must be made:

(i) at the meeting of Trustees at which the proposed material contract or transaction is first considered;

(ii) if the Trustee or officer was not then materially interested in the proposed material contract or transaction, at the first such meeting after he or she becomes so materially interested;

(iii) if the Trustee or officer becomes materially interested after a material contract or transaction is entered into, at the first meeting of Trustees after he or she becomes so materially interested; or

(iv) if a person who is materially interested in a material contract or transaction with the Trust becomes a Trustee or officer, at the first such meeting of Trustees after he or she assumes that capacity.

(c) Notwithstanding Section 9.11(b), where this Section 9.11 applies to any person in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of business of the Trust, would not require approval by the Trustees or Unitholders, such person must disclose in writing to the Trustees, or request to have entered in the minutes of meetings of the Trustees, the nature and extent of his or her interest forthwith after that person becomes aware of the material contract or transaction or proposed material contract or transaction.

(d) A Trustee or officer referred to in this Section 9.11 must not vote on any resolution to approve the material contract or transaction, unless the material contract or transaction is one relating primarily to his or her remuneration as a Trustee or officer, one for indemnity or insurance, or one with the Fund or the ATS Andlauer Entities, or any of them, and, for greater certainty, a Trustee complying with this Section 9.11 will not be subject to any liability to the Trust or the Unitholders with respect to such contract or proposed material contract as aforesaid. The presence of such Trustees at the relevant meeting shall be counted towards any quorum requirement regardless of any prohibition on voting.

(e) For the purposes hereof, a general notice to the Trustees by a Trustee or an officer of the Trust disclosing that he or she is a director or officer or an individual acting in a similar capacity of, or has a material interest in, any person and is to be regarded as interested in any material contract made or any material transaction entered into with that person is a sufficient disclosure of interest in relation to any contract so made or transaction entered into.

(f) Where any Trustee or officer of the Trust fails to disclose his or her interest in a material contract or transaction in accordance with the provisions hereof, the Trustee or any Unitholder, in addition to exercising any other rights or remedies in connection with such failure exercisable at law or in equity, may apply to a court for an order setting aside the material contract or transaction and directing that such Trustee or officer account to the Trust for any profit or gain realized.

(g) Notwithstanding Section 9.11(f) hereof, a Trustee or officer of the Trust is not accountable to the Trust or to the Unitholders for any profit or gain realized from such material contract or transaction, and such material contract or transaction will not be void or voidable and may not be set aside, if:

(i) the material contract or transaction is confirmed or approved at a meeting of Trustees duly called for that purpose; and

(ii) the nature and extent of the Trustee's or officer's interest in such contract or transaction is disclosed in reasonable detail in the notice calling the meeting of the Trustees.

(h) Subject to Section 9.11(a), each Trustee, in his or her personal capacity or any other capacity, may buy, lend upon and deal in securities of the Trust and generally may contract and enter into any financial transactions with the Trust without being liable to account for any profit made thereby.

(i) Any Trustee may act as the trustee and/or administrator of any compensation plan (including any equity related compensation plan) for directors, officers, employees or other persons related to the Trust, the Fund or the ATS Andlauer Entities, and it will not be a conflict of interest under this Declaration of Trust for the Trustee to so act.

9.12 Conditions Precedent.

The obligation of the Trustees to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding will be conditional upon sufficient funds being available to the Trustees from the Trust Assets to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and upon an indemnity reasonably satisfactory to the Trustees to protect and hold harmless the Trustees against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage they may suffer by reason thereof. None of the provisions contained in this Declaration of Trust will require the Trustees to expend or risk

their own funds or otherwise incur financial liability in the performance of their duties or in the exercise of any of their rights or powers unless they are given an indemnity and funding satisfactory to the Trustees, acting reasonably.

9.13 Execution of Instruments and Apparent Authority.

(a) Subject to Section 16.10, any instrument executed in the name of the Trust or on behalf of the Trust by any one of the Trustees will constitute and will be deemed to constitute a valid obligation of the Trust enforceable in accordance with its terms. In addition, the Trustees may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or must be signed.

(b) Any person dealing with the Trust in respect of any matters pertaining to the Trust Assets and any right, title or interest therein, or to the Trust or to the Units, will be entitled to rely on a certificate, statutory declaration or resolution executed or certified by a Trustee as to the capacity, power and authority of the Trustees, an officer, a consultant or agent of the Trust or any other person to act for and on behalf of and in the name of the Trust. No person dealing with a Trustee or any officer, consultant or agent of the Trust will be bound to see to the application of any funds or property passing into the hands or control of such Trustee, officer, consultant or agent of the Trust. The receipt of a Trustee or of authorized officers, consultants or agents of the Trust, for moneys or other consideration, will be binding upon the Trust.

9.14 Reliance Upon the Trustees.

Any person dealing with the Trust in respect of any matters pertaining to the Trust Assets and any right, title or interest therein or to the Trust or to securities of the Trust shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by a Trustee or any officer of the Trust as to the capacity, power and authority of the Trustees or any other person to act for and on behalf and in the name of the Trust. No person dealing with a Trustee or an officer of the Trust shall be bound to see the application of any funds or property passing into the hands or control of a Trustee or an officer of the Trust. The receipt of a Trustee or an officer of the Trust for monies or other consideration shall be binding upon the Trust.

ARTICLE 10
AMENDMENT AND MATTERS NOT REQUIRING UNITHOLDER APPROVAL

10.1 Amendment.

The provisions of this Declaration of Trust may only be amended by the Trustees upon approval of the Unitholders by Special Resolution, provided that the provisions of this Declaration of Trust may be amended by the Trustees without the consent, approval or ratification of the Unitholders or any other person:

(a) prior to Closing; or

(b) at any time for the purpose of:

(i) ensuring continuing compliance and conformity of the Trust, its activities and this Declaration of Trust with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

(ii) providing additional protection, in the opinion of Counsel to the Trustees, for the Unitholders;

(iii) removing any conflicts or inconsistencies in this Declaration of Trust or making minor changes or corrections that are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(iv) making amendments that, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustees or the Trust; or

(v) for the purpose of ensuring that the Fund continues to qualify as a "mutual fund trust" under the Tax Act,

provided that notwithstanding the foregoing, the Trustees may not amend this Declaration of Trust in a manner that would result in the Fund failing to qualify as a "mutual fund trust" under the Tax Act.

10.2 Notification of Amendment.

As soon as practicable after the making of any amendment pursuant to this Article 10, the Trustees will send written notification of the substance of such amendment to each Unitholder.

10.3 Matter Not Requiring Unitholder Approval.

For greater certainty, the Trustees may cause or permit the Trust to issue Notes or Redemption Notes pursuant to and in accordance with a Note Indenture or otherwise without the consent, approval or ratification of the Unitholders or any other person.

ARTICLE 11
MEETINGS OF UNITHOLDERS

11.1 Annual and Special Meetings of Unitholders.

Subject to Section 11.10, there will be an annual meeting of the Unitholders commencing in 2006, on a day on or before June 30 in each year, at a time and at a place in Canada set by the Trustees. The business transacted at such meeting will include:

(a) subject to Section 16.7, the presentation of the audited financial statements of the Trust for the immediately preceding fiscal year;

(b) the appointment of the Trustees for the ensuing year in accordance with Article 8;

(c) subject to Section 17.2, the appointment of Auditors;

(d) the transaction of such other business as Unitholders may be entitled to vote upon as herein provided or as may be properly brought before the meeting or as the Trustees may determine.

Special meetings of the Unitholders may be called at any time by the Trustees and must be called by the Trustees upon a written request of one or more Unitholders holding in the aggregate not less than 25% of the Units then outstanding, such request specifying in reasonable detail the business proposed to be transacted at the meeting. The chairperson of any annual or special meeting will be the

Chairman of the Trustees or any other Trustee specified by resolution of the Trustees or, in the absence of any Trustee, any person appointed as chairperson of the meeting by the Unitholder(s) present. The Trustees, the officers of the Trust, the Auditors and any other person approved by the Trustees, the chairperson of the meeting or by resolution passed by a majority of the votes cast by the Unitholder(s) represented at the meeting may attend meetings of the Unitholders.

11.2 Notice of Meetings.

Notice of all meetings of Unitholders will be given by unregistered mail, postage prepaid, addressed to each Unitholder at his or her last address on the Register of the Trust, mailed at least 21 days and not more than 60 days before the meeting. Such notice will specify the time and place of such meeting and will specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Unitholder to form a reasoned judgement thereon, together with the text of any Special Resolution, at the time of mailing of the notice, proposed to be passed at such meeting. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Unitholder will not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Unitholders may be held at any time without notice if all the Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Unitholder (or a duly appointed proxy of a Unitholder) may waive any notice required to be given under the provisions of this Section 11.2, and such waiver, whether given before or after the meeting, will cure any default in the giving of such notice.

11.3 Quorum.

At any meeting of the Unitholders, a quorum will consist of one or more persons present in person either holding personally or representing as proxies Units (and either holding personally or representing as proxies not less in aggregate than 25% of the Units outstanding entitled to vote at such meeting in the case of a meeting requisitioned by Unitholders pursuant to Section 11.1). In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Unitholders, will be terminated (and not adjourned) and, if otherwise called, will stand adjourned to a day not less than 14 days later and to such place and time as may be appointed by the chairperson of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Unitholders present either personally or by proxy will be deemed to form a quorum, and any business may be brought before or dealt with at such an adjourned meeting that might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

11.4 Voting Rights of Unitholders.

Only Unitholders of record will be entitled to vote, and each whole Unit will entitle the holder or holders of that Unit to one vote on a ballot vote at any meeting of Unitholders. Voting will, unless a ballot vote is demanded, be by a show of hands. A Unitholder or proxyholder may demand a ballot vote either before or after any vote by show of hands. At any meeting of Unitholders, any holder of Units entitled to vote at such meeting may vote by proxy and a proxy need not be a Unitholder, provided that, unless otherwise determined by the Trustees, no proxy will be voted at any meeting unless it has been received by the Trust for verification at least 48 hours prior to the commencement of such meeting. When any Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Unit, but if more than one of them are present at such meeting in person or by proxy they shall vote as one with respect to the Units jointly held by them. Notwithstanding the foregoing, the Trustees may establish rules for voting at a meeting of Unitholders to be carried out by means of telephone, electronic or other communication facility.

11.5 Resolutions Binding the Trustees.

Unitholders will be entitled to pass resolutions that will bind the Trust or the Trustees only with respect to the following matters:

(a) the election or removal of a Trustee as provided in Article 8 (subject to the provisions of Section 8.2);

(b) the appointment or removal of Auditors as provided in Article 17;

(c) any amalgamation, arrangement, other merger or capital reorganization of the Trust, ATS Andlauer LP or the GP with any other entity, except in conjunction with an Internal Reorganization or the acquisition by the Trust, ATS Andlauer LP or the GP of the securities or assets of another entity; and

(d) the appointment of an inspector as provided in Section 11.9; amendments to this Declaration of Trust as provided in Section 10.1; the sale of all or substantially all of the assets of the Trust; the termination of the Trust as provided in Section 14.2.

Except with respect to the matters set out in this Section 11.5, no action taken by the Unitholders or any resolution of the Unitholders at any meeting will in any way bind the Trust or the Trustees. Any action taken or resolution passed in respect of any matter at a meeting of Unitholders will be by Special Resolution, except for the matters set out in subsections (a), (b) and (d) above, which matters may be dealt with by Ordinary Resolution unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust.

11.6 Meaning of "Special Resolution".

The expression "Special Resolution" when used in this Declaration of Trust means, subject to Section 11.10, a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which a quorum is present, which resolution is passed by the affirmative votes of the holders of more than 66 2/3% of the Units represented at the meeting and voted upon such resolution.

11.7 Meaning of "Outstanding".

Every Unit issued, certified and delivered hereunder will be deemed to be outstanding until it is cancelled or delivered to the Trustees or the Trust for cancellation provided that when a new certificate has been issued in substitution for a Unit Certificate that has been lost, stolen, mutilated or destroyed, only the later of such Unit Certificates will be counted for the purposes of determining the number of Units outstanding.

11.8 Record Date for Voting.

For the purpose of determining the Unitholders who are entitled to receive notice of and vote or act at any meeting or any adjournment thereof or for the purpose of any other action, the Trustees may fix a date as a record date for the determination of Unitholders entitled to receive notice of or to vote at such meeting or any adjournment thereof or to be treated as Unitholders of record for purposes of such other action, and any Unitholder who was a Unitholder at the time so fixed will be entitled to receive notice of and vote at such meeting or any adjournment thereof or to be treated as a Unitholder for

purposes of such other action even though the Unitholder has since that time disposed of his or her Units, and no Unitholder becoming such after that time will be so entitled to vote at such meeting or any adjournment thereof or to be treated as Unitholders for purposes of such other action. In the event that the Trustees do not fix a record date for any meeting of Unitholders, the record date for receiving notice of and voting at such meeting will be the date upon which notice of the meeting is given as provided under Section 11.2.

11.9 Appointment of Inspector.

The Trustees must call a meeting of Unitholders upon the written request of Unitholders holding in the aggregate not less than 25% of the Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustees of their responsibilities and duties in respect of the Trust. An inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes cast at the meeting. Any such inspector will on reasonable notice have reasonable access during normal business hours to (i) all books, records and accounts of the Trust and the ATS Andlauer Entities, (ii) the Trustees, directors, officers and senior management of the Trust and the ATS Andlauer Entities, and (iii) such financial and operating data and other information with respect to the Trust and the ATS Andlauer as the inspector may reasonably request.

11.10 Resolutions in Writing.

Notwithstanding any other provision of this Declaration of Trust, a resolution in writing circulated to all Unitholders and executed by Unitholders holding more than 50% of the outstanding Units entitled to be voted on such resolution, if such resolution is an Ordinary Resolution, or a resolution in writing circulated to all Unitholders and executed by Unitholders holding more than 66 2/3% of the outstanding Units entitled to be voted on such resolution, if such resolution is a Special Resolution, will be as valid and binding for all purposes of this Declaration of Trust as if such Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 11.5 or Section 11.6 in favour of such resolution at a meeting of Unitholders duly called for the purpose including an annual meeting required by Section 11.1.

ARTICLE 12
CERTIFICATES AND REGISTRATION OF UNITS

12.1 Nature of Units.

The provisions of this Article 12 will not in any way alter the nature of the Units or the relationship of a Unitholder to the Trustees or the relationship of one Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the ownership of Units if desirable to issue them to Unitholders and the recording of all transactions in respect of Units and Unit Certificates whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

12.2 Unit Certificates.

(a) Unit Certificates will, subject to the provisions hereof, be in such form as may be authorized from time to time by the Trustees.

(b) Unit Certificates are issuable only in fully registered form.

(c) The definitive form of the Unit Certificates will:

(i) be in the English language;

(ii) be dated as of the date of issue thereof; and

(iii) contain such distinguishing letters and numbers as the Trustees shall prescribe.

(d) In the event that the form of Unit Certificate is translated into the French language and any provision of Unit Certificates in the French language is susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language will be determinative.

(e) Each Unit Certificate will be signed on behalf of the Trustees. The signature of the Trustees required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually.

12.3 Contents of Unit Certificates.

(a) Until otherwise determined by the Trustees, each Unit Certificate will legibly set forth on the face thereof, *inter alia*, the following:

(i) the name of the Trust and the words "A trust created under the laws of the Province of Ontario by an Amended and Restated Declaration of Trust dated as of August 31, 2005, as amended or amended and restated" or words of like effect;

(ii) the name of the person to whom the Unit Certificate is issued as Unitholder;

(iii) the number of Units represented thereby, and that the Units represented thereby are fully paid;

(iv) that the Units represented thereby are transferable;

(v) "The Units represented by this certificate are issued upon the terms and subject to the conditions of the Amended and Restated Declaration of Trust, which Amended and Restated Declaration of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Amended and Restated Declaration of Trust. A copy of the Amended and Restated Declaration of Trust pursuant to which this certificate and the Units represented hereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Trust" or words of like effect.

(vi) "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

(b) Until otherwise determined by the Trustees, each such certificate will legibly set forth on the face or the reverse side thereof, *inter alia*, the following:

(i) "The Amended and Restated Declaration of Trust provides that no Unitholder will be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust, and all such persons shall look solely to the assets of the Trust for satisfaction of claims of

any nature arising out of or in connection therewith, and the assets of the Trust only shall be subject to levy or execution", or words of like effect; and

(ii) appropriate form of powers of attorney for transferring Units (which may request the jurisdiction of residence of the beneficial transferees).

(c) The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine.

12.4 Register of Unitholders.

A register of holders of Units (the "**Register**") will be kept on behalf of the Trust and will contain the names and addresses of the holders of Units, the respective numbers of Units held by them, the certificate numbers of certificates, if any, representing such Units, and a record of all transfers thereof. Registers will be maintained at such office or offices of the Trust as the Trustees may from time to time designate. Only Unitholders whose Units are so recorded on the Register will be entitled to receive distributions or to exercise or enjoy the rights of Unitholders hereunder. The Trustees will have the right to treat the person registered as a Unitholder on the Register as the owner of such Units for all purposes, including, without limitation, payment of any distribution, giving notice to Unitholders and determining the right to attend and vote at meetings of Unitholders. The Trustees will not be bound to recognize any transfer or attempted transfer, pledge or other disposition of a Unit, or any equitable or other claim with respect thereto, whether or not the Trustees have actual or other notice thereof, until such Unit(s) have been transferred on the Register as herein provided.

12.5 Lost Certificates.

In the event that any certificate for Units is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new certificate for the same number of Units in lieu thereof. The Trustees may in their sole discretion, before the issuance of such new certificate, require the Unitholder of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the Unitholder, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees may deem necessary, to surrender any mutilated certificate and shall require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustees may direct indemnifying the Trust for so doing.

ARTICLE 13
OWNERSHIP AND TRANSFER OF UNITS

13.1 Transfer of Units.

(a) Units will be, for all purposes of the Trust and this Declaration of Trust, personal and moveable property, and will be transferable at any time and from time to time. Transfers will be recorded on the Register and will only become effective when so recorded.

(b) No transfer of a Unit will be recognized unless such transfer is of a whole Unit, unless otherwise determined by the Trustees.

(c) Subject to the provisions of this Article 13, Units will be transferable on the Register only by the Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and only upon delivery to the Trust of the Unit Certificate therefor, properly endorsed or accompanied by a duly executed instrument of

transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustees. Upon such delivery the transfer will be recorded on the Register and a new Unit Certificate for the Units transferred will be issued to the transferee and a new Unit Certificate for the balance of Units not transferred will be issued to the transferor.

(d) Subject to the provisions of this Article 13, any person becoming entitled to any Units as a consequence of the death, bankruptcy or incompetence of any Unitholder, or otherwise by operation of law, will be recorded as the holder of such Units and will receive a new Unit Certificate therefor only upon production of evidence satisfactory to the Trustees and delivery of the existing Unit Certificate to the Trustees, but until such record is made the Unitholder of record will continue to be and be deemed to be the holder of such Units for all purposes whether or not the Trust or the Trustees have actual or other notice of such death or other event.

(e) Unit Certificates representing any number of Units may be exchanged without charge for Unit Certificates representing an equivalent number of Units in the aggregate. Any exchange of Unit Certificates may be made at the offices of the Trust where the Register is maintained pursuant to the provisions of this Article 13. Any Unit Certificates tendered for exchange shall be surrendered to the Trustees and will then be cancelled.

13.2 Units Held Jointly or in a Fiduciary Capacity.

Except as herein provided, the Trustees may treat two or more persons holding any Units as joint owners of the entire interest therein, and no entry will be made in the Register or on any certificate that any person is in any manner entitled to any future, limited or contingent interest in any Unit; provided, however, that any person recorded as a Unitholder may, subject to the provisions herein contained, be described in the Register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship, but as set forth in Section 13.3 the same shall not bind the Trust or the Trustees.

13.3 Performance of Trust.

The Trustees and the Trust will not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any charge, pledge or equity to which any of the Units or any interests therein are or may be subject, or to ascertain or enquire whether any transfer of any such Units or interests therein by any such Unitholder or by his or her personal representatives is authorized by such trust, charge, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder.

13.4 Death or Disability of a Unitholder.

The death or disability of a Unitholder during the continuance of the Trust will not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Unitholder's personal representatives a right to an accounting or to take any action in court or otherwise against other Unitholders or the Trustees or the Trust Assets. The death of a Unitholder will merely entitle the personal representatives of the deceased Unitholder to demand and receive, pursuant to the provisions hereof, a new certificate for Units in place of the certificate held by the deceased Unitholder, if any, and upon the acceptance thereof such personal representatives will succeed to all rights of the deceased Unitholder under this Declaration of Trust.

13.5 Offer for Units.

(a) In this Section 13.5:

(i) "**Dissenting Unitholder**" means a Unitholder to whom an Offer is made who does not accept the Offer in respect of any portion of the Units registered in its name, and includes any person who subsequently acquires a Unit that is the subject of the Offer;

(ii) "**Offer**" means an offer made to Unitholders to acquire directly or indirectly outstanding Units where, as of the date of the offer to acquire, the Units that are the subject of the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Units;

(iii) "**offer to acquire**" includes an acceptance of an offer to sell;

(iv) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who make an Offer;

(v) "**Offeror's Notice**" means the notice described in Section 13.5(c); and

(vi) "**Offeror's Units**" means Units beneficially owned, or over which control or direction is exercised, on the date of an Offer by the Offeror, any affiliate or associate of the Offeror or any person or company acting jointly or in concert with the Offeror.

(b) If an Offer is made and, by such Offer, the Offeror agrees to be bound by the provisions of this Article 12, and:

(i) within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the longer, the Offer is accepted by Unitholders in respect of at least 90% of the Units, other than the Offeror's Units; and

(ii) the Offeror has taken up and paid for the Units of the Unitholders who accepted the Offer;

then the Offeror is entitled to acquire, and the Dissenting Unitholders are required to sell to the Offeror, the Units held by the Dissenting Unitholders for the same consideration per Unit paid under the Offer; provided that the Offeror complies with Section 13.5(c) and Section 13.5(e).

(c) Where an Offeror is entitled to acquire Units held by a Dissenting Unitholder pursuant to Section 13.5(b), and the Offeror wishes to exercise such right, the Offeror must send by registered mail before the earlier of 60 days after the date of termination of the Offer and 180 days following the date of the Offer a notice (the "**Offeror's Notice**") to each Dissenting Unitholder stating that:

(i) Unitholders holding at least 90% of the Units, other than the Offeror's Units, have accepted the Offer;

(ii) the Offeror has taken up and paid for the Units of the Unitholders who accepted the Offer;

(iii) a Dissenting Unitholder must transfer his, her or its respective Units to the Offeror on the terms on which the Offeror acquired the Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(iv) Dissenting Unitholders must send their respective Unit Certificate(s) to the Trust, duly endorsed for transfer, within 21 days after the date of the sending of the Offeror's Notice.

(d) A Dissenting Unitholder to whom an Offeror's Notice is sent pursuant to Section 13.5(c), must, within 21 days after the sending of the Offeror's Notice, send his, her or its Unit Certificate(s) to the Trust, duly endorsed for transfer, if a Unit Certificate has been provided.

(e) Within 21 days after the Offeror sends an Offeror's Notice pursuant to Section 13.5(c), the Offeror must pay or transfer to the Trustees, or to such other person as the Trustees may direct, the cash or other consideration that the Offeror would have had to pay to the Dissenting Unitholders had they accepted the Offer in respect of the Units that they continue to hold.

(f) The Trustees, or the person directed by the Trustees, must hold in trust for the Dissenting Unitholders the cash or other consideration received under Section 13.5(e), but such cash or other consideration shall not form any part of the Trust Assets. The Trustees, or such persons, shall deposit such cash in a separate account in a Canadian chartered bank, and shall place such other consideration in the custody of a Canadian chartered bank or similar institution, for safekeeping.

(g) Within 30 days after the date of the sending of an Offeror's Notice pursuant to Section 13.5(c), the Trustees, if the Offeror has complied with Section 13.5(e), shall:

(i) do or cause to be done all acts and things and execute and cause to be executed all instruments as in the opinion of the Trustees may be necessary or desirable to cause the transfer of the Units of the Dissenting Unitholders to the Offeror;

(ii) send or cause to be sent to each Dissenting Unitholder who has complied with Section 13.5(d) the consideration to which such Dissenting Unitholder is entitled under this Section 13.5; and

(iii) send or cause to be sent to each Dissenting Unitholder who has not complied with Section 13.5(d) a notice stating that:

(A) his, her or its Units have been transferred to the Offeror;

(B) the Trustees or some other person designated in such notice are holding in trust the consideration for such Units; and

(C) the Trustees, or such other person, will send the consideration to such Dissenting Unitholder as soon as practicable after receiving such Dissenting Unitholder's Unit Certificate(s) or such other documents as the Trustees or such other person may require in lieu thereof,

and the Trustees are hereby appointed the agent and attorney of the Dissenting Unitholders for the purposes of giving effect to the foregoing provisions.

(h) Subject to applicable law, an Offeror cannot make an Offer for Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

ARTICLE 14
TERMINATION

14.1 Term of Trust.

Subject to the other provisions of this Declaration of Trust, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty Queen Elizabeth II alive on August 31, 2005. For the purpose of terminating the Trust by such date, the Trustees will commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust.

14.2 Termination with the Approval of Unitholders.

The Unitholders may vote by Special Resolution to terminate, liquidate or wind-up the Trust at any meeting of Unitholders duly called by the Trustees for the purpose of considering termination of the Trust, following which the Trustees will commence to wind-up the affairs of the Trust. Such Special Resolution may contain such directions to the Trustees as the Unitholders determine, including a direction to distribute the Ordinary LP Units and GP Common Shares in specie, subject to compliance with any securities or other laws applicable to such distributions.

14.3 Procedure Upon Termination.

Following a Special Resolution by the Unitholders to terminate the Trust, the Trustees will give notice thereof to the Unitholders, which notice will designate the time or times at which Unitholders must surrender their Units for cancellation and the date at which the Register will be closed.

14.4 Powers of the Trustees Upon Termination.

After the date on which the Trustees are required to commence winding-up the affairs of the Trust, the Trustees will undertake no activities with respect to the Trust except for the purpose of winding-up the affairs of the Trust and, for this purpose, the Trustees will continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Declaration of Trust.

14.5 Sale of Investments.

Following a Special Resolution by the Unitholders to terminate the Trust, the Trustees will proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable, and for such purpose may, subject to any direction to the contrary given in respect of a termination authorized under Section 14.2, cause the Trust to fulfil or discharge the contracts of the Trust, perform or cause the Auditor to perform any final audit of the Trust Assets, cause the Trust to collect its assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining Trust Assets, including the Ordinary LP Units and GP Common Shares, to one or more persons in one transaction or a series of transactions at public or private sale for consideration that may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities, and do all other acts appropriate to liquidate the Trust, and must in all respects act in accordance with the directions, if any, of the Unitholders (in respect of a termination authorized under Section 14.2), subject to compliance with applicable laws.

14.6 Distribution of Proceeds or Assets.

After causing the Trust to pay, retire or discharge or make provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and to provide for indemnity against any other outstanding liabilities and obligations, the Trustees will, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of its assets (including, if applicable, the Ordinary LP Units and GP Common Shares, and other securities, if any) among the Unitholders in accordance with their pro rata interests. If the Trust is unable to sell all or any of the assets of the Trust by the date set for termination, the Trustees may, subject to obtaining all necessary regulatory approvals, distribute the remaining assets directly to the Unitholders in accordance with their pro rata interests. The Trustees will have no liability to the Trust or any Unitholder for any amounts received by the Trust or the Unitholders in connection with the liquidation of the Trust, provided that the Trustees act honestly and in good faith and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

14.7 Further Notice to Unitholders.

In the event that less than all of the Unitholders have surrendered their Units for cancellation within six months after the time specified in the notice referred to in Section 14.3, the Trustees will give further notice to the remaining Unitholders to surrender their Units for cancellation and if, within one year after the further notice, all the Units have not been surrendered for cancellation, such remaining Units will be deemed to be cancelled without prejudice to the rights of the holders of such Units to receive their pro rata share of the remaining Trust Assets, and the Trustees may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Unitholders (deducting all expenses thereby incurred from the amounts to which such Unitholders are entitled as aforesaid) or, in the discretion of the Trustees, may pay such amounts into court, and/or deposit such amounts in an account in a chartered bank or similar institution in Canada in the name of such Unitholder for delivery against receipt of Units for cancellation, and the Trust, the Trustees and any representative thereof will thereupon be released from any and all further liability with respect to such property and thereafter the Unitholder will have no rights as against the Trust, the Trustees or any representative thereof in respect of such property or an accounting therefor.

14.8 Responsibility of the Trustees after Sale and Conversion.

The Trustees will be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 14.3 and, after such sale, the sole obligation of the Trustees under this Declaration of Trust will be to hold such proceeds or assets in trust for distribution under Section 14.6 or Section 14.7.

ARTICLE 15
SUPPLEMENTAL INDENTURES

15.1 Provision for Supplemental Indentures for Certain Purposes.

The Trustees may, without approval of the Unitholders and subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto which thereafter will form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 10.1 where the Trustees may do so without the consent, approval or ratification of the Unitholders or any other person; and

(b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Unitholders.

ARTICLE 16
GENERAL

16.1 Notices.

(a) Any notice or other document required to be given or sent to Unitholders under this Declaration of Trust and any and all other communications to Unitholders will be deemed to have been duly given if sent through ordinary post addressed to each Unitholder at his or her address of record on the Register or by such other method designed to give reasonable general notice thereof as is determined by the Trustees, which may include publication in a newspaper having circulation in Toronto, Canada. Any notice so given will be deemed to have been given on the day following that on which the notice or other communication was posted or, in the case of notice being given by another method determined by the Trustees, on the day specified by the Trustees. In proving notice was posted, it will be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

(b) Any notice, direction or other communication to be given or sent to the Trust shall be in writing and given by delivering or sending it by facsimile to the head office of the Trust or in such other manner as the Trustees may direct. Any such communication will be deemed to have been validly and effectively given (i) if personally delivered, on the date of delivery, (ii) if mailed by registered mail, five days from the date of mailing, (iii) if transmitted by facsimile, on the Business Day following the date of confirmation of transmission, and (iv) if sent by some other manner as directed by the Trustees, upon receipt by the Trust. If any such notice or communication has been mailed and if regular mail service is interrupted by strikes or other irregularities, such notice or communication will be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service.

16.2 Failure to Give Notice.

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Unitholder any notice provided for herein will not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustees will not be liable to any Unitholder for any such failure.

16.3 Joint Holders.

Service of a notice or document on any one of several joint holders of Units will be deemed effective service on the other joint holders.

16.4 Service of Notice.

Any notice or document sent by post to or left at the address of a Unitholder pursuant to this Article will, notwithstanding the death, disability or bankruptcy of such Unitholder, and whether or not the Trustees have notice of such death, disability or bankruptcy, be deemed to have been fully served

and such service will be deemed sufficient service on all persons having an interest in the Units concerned.

16.5 Information Available to Unitholders.

Each Unitholder has the right to obtain, on demand and without fee, from the head office of the Trust a copy of this Declaration of Trust and any amendments thereto, and will be entitled to examine a list of Unitholders. Any person, on payment of a reasonable fee therefor and after delivering to the Trustees a statutory declaration stating the name and address of such person and that the list will not be used except in connection with (a) an effort to influence the voting of the holders of Units, (b) an offer to acquire Units, or (c) any other matter relating to the Units or the affairs of the Trust, may require the Trustees to furnish a basic list setting out the names of the Unitholders, the number of Units held by them and the address of each Unitholder.

16.6 Fiscal Year.

The fiscal year of the Trust will end on December 31 of each year.

16.7 Financial Disclosure.

The Trust will send (or make available if sending is not required by law) to Unitholders such consolidated financial statements of the Trust and such other reports as are from time to time required by law, including, if so requested by the Fund if the Fund is a Unitholder, or if so requested by any other Unitholder of group of Unitholders holding in the aggregate not less than 10% of the outstanding Units:

(a) at least 21 days prior to the date of each annual meeting of Unitholders (or such other time period as may be required by applicable law), the annual financial statements of the Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 17.4; and

(b) within 45 days (or such time period as may be required by applicable law) after the end of each fiscal quarter of the Trust (other than the fourth quarter of each year), unaudited quarterly financial statements of the Trust for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements will be prepared in accordance with GAAP; provided that such statements and the obligations to deliver such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

16.8 Unitholder Meeting Information.

Prior to each meeting of Unitholders, the Trust will provide to each Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Unitholder to appoint a proxy, who need not be a Unitholder, to attend and act at the meeting on behalf of the Unitholder, in the manner and to the extent authorized by the proxy; and

(b) all information required by applicable law.

16.9 Taxation Information.

On or before March 15 in each year, the Trust will provide to Unitholders who received distributions from the Trust in the prior calendar year such information regarding the Trust as is required by Canadian federal and provincial law to be submitted to Unitholders for Canadian income tax purposes to enable Unitholders to complete their Canadian tax returns in respect of the prior calendar year.

16.10 Power of Attorney.

The Trustees hereby grant to the GP a power of attorney constituting the GP, with full power of substitution, as their true and lawful attorney to act on behalf of the Trust with full power and authority in their name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, agreement or document in connection with carrying out the activities of the Trust in connection with the Offering including, without limitation, to execute, on the Trust's behalf, the Administration Agreement, the Limited Partnership Agreement, the Securityholders Agreement, the Exchange Agreement, the Credit Documents and such other agreements, documents, certificates and other writings as are required or contemplated by the Prospectus, the Offering or this Declaration of Trust.

16.11 Binding Effect of Resolutions.

Every resolution passed in accordance with the provisions of this Declaration of Trust at a meeting of Unitholders will be binding upon all of the Unitholders, whether present at or absent from such meeting, and each and every Unitholder will be bound to give effect accordingly to every such resolution.

16.12 Execution of Instruments

Any two Trustees shall have the authority to sign in the name of and on behalf of the Trust all instruments in writing and any instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. For greater certainty, the foregoing shall not limit in any way the power of the Trustees to delegate to any person or persons the authority to sign in the name of and on behalf of the Trust any specific instrument or any instruments in writing generally including, to any single Trustee or to the GP.

ARTICLE 17
AUDITORS

17.1 Qualification of Auditors.

The Auditors will be an independent recognized firm of chartered accountants that has an office in Canada.

17.2 Appointment of Initial Auditors.

The Fund, if it is a Unitholder, or any other Unitholder or group of Unitholders holding in the aggregate of not less than 10% of the outstanding Units, may require the appointment of auditors of the Trust at any time upon written notice to the Trust. Unless waived by a Special Resolution and consented to by the Fund if the Fund is a Unitholder, the Auditors will be selected at the next annual

meeting of Unitholders and at each succeeding annual meeting of Unitholders. If the Fund is a Unitholder, the Auditors shall be the auditors of the Fund unless otherwise agreed to in writing by the Fund. The Auditors will be entitled to receive such remuneration as may be approved by the Trustees.

17.3 Change of Auditors.

The Auditors may at any time resign or be removed by the Trustees for good reason or with the approval of a majority of the votes cast at a meeting of Unitholders duly called for the purpose and, upon the resignation or upon the removal of Auditors as aforesaid, new Auditors may be appointed by a majority of votes cast at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustees.

17.4 Report of Auditors.

The Auditors will audit the accounts of the Trust, and a report of the Auditors with respect to the annual financial statements of the Trust will be provided to each Unitholder with the annual financial statements referred to in Section 16.7.

ARTICLE 18
DELEGATION OF POWERS

18.1 Delegation of Powers.

Without limitation of Sections 7.11, 9.2(k), 9.2(l) or 18.2, the Trustees may appoint from among their number one or more individuals and may, subject to applicable laws and to any express provision hereof to the contrary, delegate to such individuals any of the powers of the Trustees, without liability to the Trustees. The Trustees may also, subject to applicable laws and to any express provision hereof to the contrary, delegate such powers to such of the officers of the Trust or the GP (or to other persons as the Trustees may deem appropriate), without liability to the Trustees, as they, in their sole discretion, may deem necessary or desirable, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate, without regard to whether or not such authority is normally granted or delegated by trustees, subject, however, to the overall supervision and control of the Trustees.

18.2 The GP.

(a) Without limitation of Sections 7.11, 9.2(k), 9.2(l) or 18.1, except as expressly prohibited by applicable law, the Trustees may grant or delegate to the GP, without liability to the Trustees, such authority and such powers as the Trustees may in their sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustees under this Declaration of Trust, without regard to whether or not such authority is normally granted or delegated by trustees. The Trustees may grant broad discretion to the GP to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions that conform to general policies and general principles set forth herein or previously established by the Trustees. The GP will have the powers and duties expressly provided for herein and in any administration or support agreement (including the Administration Agreement) including the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein that it is not qualified to perform (and the GP will notify the Trustees of the name of the person or persons retained or instructed and the terms and conditions thereof). The Trustees may enter into the Administration Agreement (and any amendment, modification, alteration or supplement thereof or thereto) and, subject to

Section 9.11, any other contract with the GP relating to the GP's authority, term of appointment, compensation and any other matters deemed desirable by the Trustees.

(b) The Trustees will have no liability or responsibility for any actions of the GP hereunder or under the Administration Agreement and the Trustees, in relying upon the GP, will be deemed to have complied with their obligations under Section 8.6 hereof.

ARTICLE 19
MISCELLANEOUS

19.1 Counterparts.

This Declaration of Trust may be executed in several counterparts (including by facsimile), and all such counterparts taken together will be deemed to constitute but one and the same instrument.

19.2 Severability.

If any provision of this Declaration of Trust is held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability will attach only to such provision in such jurisdiction and will not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

19.3 Language.

Les parties aux presentes ont exiges que la presente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en decouleront soient rediges en la langue anglaise. The parties hereto have required that this Declaration of Trust and all documents and notices resulting herefrom be drawn up in English.

19.4 Governing Law.

This Declaration of Trust will be governed by and interpreted and enforced in accordance with the laws of Ontario and the federal laws of Canada applicable therein. Each of the parties irrevocably attorns and submits to the non-exclusive jurisdiction of the Courts of Ontario.

19.5 Limitation of Liability

Each of the parties hereto acknowledge that the obligations of the Fund under this Declaration of Trust will not be personally binding upon any of the trustees of the Fund, any registered or beneficial holder of Units of the Fund or any beneficiary under a plan of which a holder of such Units acts as a trustee or carrier, and that resort will not be had to, nor will recourse be sought from, any of the foregoing, or the private property of any of the foregoing in respect of any indebtedness, obligation or liability of the Fund arising hereunder, any recourse for such indebtedness, obligations or liabilities of the Fund will be limited to, and satisfied only out of, the assets of the Fund.

19.6 Counsel Acting For More Than One Party.

Each of the parties has been advised and acknowledges that Burnet, Duckworth & Palmer LLP is acting as counsel to and jointly representing more than one of the parties (each a "**Client**" and, collectively, "**Clients**") and, in this role, information disclosed to Burnet, Duckworth & Palmer LLP by

one Client will not be kept confidential and shall be disclosed to all Clients and each of the parties consents to Burnet, Duckworth & Palmer LLP so acting. In addition, should a conflict arise between any Clients, Burnet, Duckworth & Palmer LLP may not be able to continue to act for any of such Clients.

IN WITNESS WHEREOF the parties have executed this Amended and Restated Declaration of Trust.

TRUSTEES:

"Jeff Oke"	*"Michael Andlauer"*
Witness:	**MICHAEL ANDLAUER**

INITIAL UNITHOLDER:	**ATS ANDLAUER INCOME FUND, by its attorney ATS ANDLAUER GP INC.**
	By: *"Michael Andlauer"*


SEC MAIL
PROCESSING
SECTION
WASH. D.C.
MAR 2006
203

ATS ANDLAUER INCOME FUND

AMENDED AND RESTATED DECLARATION OF TRUST

AUGUST 22, 2005

BURNET, DUCKWORTH & PALMER LLP

TABLE OF CONTENTS

Page

ATS ANDLAUER INCOME FUND
AMENDED AND RESTATED DECLARATION OF TRUST

This Amended and Restated Declaration of Trust dated August 22, 2005 between Michael Andlauer (who is a resident Canadian) (the "**Initial Trustee**") and William S. Maslechko (the "**Initial Unitholder**").

RECITALS:

A. For the purpose of settling the trust (the "**Trust**") created hereunder, the Initial Unitholder paid to the Initial Trustee an amount of $10.00 in lawful money of Canada (the "**Initial Contribution**") in consideration for one Unit issued to the Initial Unitholder.

B. The Trust is governed by a Declaration of Trust (the "**Original Declaration of Trust**") dated August 22, 2005.

C. Pursuant to Section 11.1(a), the parties hereto desire to amend and restate the terms of the Original Declaration of Trust.

D. The Trustees have agreed to hold the Initial Contribution and all amounts and assets subsequently received under this Declaration of Trust or in respect of the investment of the assets of the Trust in accordance with the provisions of this Declaration of Trust.

E. The Initial Unitholder and the Trustees desire that the beneficiaries of the Trust, including the Initial Unitholder, will be the holders of Units and Special Voting Units.

F. It is intended that Units be offered for sale to the public pursuant to the Prospectus.

G. The Initial Unitholder and the Trustees desire that the Trust qualify as a "mutual fund trust" pursuant to subsection 132(6) of the *Income Tax Act* (Canada).

H. The parties hereto desire to set out the agreements, terms and conditions that will govern their mutual and respective rights, powers and obligations with respect to the settlement and administration of the Trust.

In consideration of the foregoing and the mutual and respective covenants and agreements contained herein (the receipt and sufficiency of which are acknowledged), the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions.

In this Declaration of Trust (including the recitals), unless the context otherwise requires, the following terms will have the following meanings:

(a) "**Administration Agreement**" means the administration agreement to be entered into among the Trust, the Operating Trust and the GP in connection with the closing of the Offering.

(b) "**affiliate**" means an "**affiliate**" within the meaning of Section 1.2 of Ontario Securities Commission Rule 45-501 – Exempt Distributions Promulgated Under the *Securities Act* (Ontario) as in effect on the date hereon.

(c) "**associate**" has the meaning ascribed thereto in the *Securities Act* (Ontario) as in effect on the date hereof.

(d) "**ATS Andlauer Entities**" means the Operating Trust, the GP, ATS Andlauer LP and any of their respective affiliates and any other direct or indirect subsidiary of the Trust.

(e) "**ATS Andlauer LP**" means ATS Andlauer Transportation Services Limited Partnership, a limited partnership formed under the laws of the Province of Manitoba, and includes its successors and assigns.

(f) "**Auditors**" means the firm of chartered accountants appointed as the auditors of the Trust from time to time in accordance with the provisions hereof and, initially, means Deloitte & Touche LLP.

(g) "**Beneficial Unitholder**" means, in connection with the use of the Book-Entry System for the Units, the beneficial owner of a Unit.

(h) "**Book-Entry System**" means the record-entry securities transfer and pledge system known, as of the date hereof, by such name, which is administered by CDS in accordance with the operating rules and procedures of the Securities Settlement Service of CDS in force from time to time, or any successor system which CDS may offer from time to time.

(i) "**Business Day**" means any day on which the Toronto Stock Exchange (including its successors or assigns), or such other exchange or market designated by the Trustees from time to time, is open for business, other than a Saturday, a Sunday or a day on which commercial banks are closed in the City of Toronto, Ontario.

(j) "**Cash Flow**" has the meaning specified in Section 5.1(a).

(k) "**CDS**" means The Canadian Depository for Securities Limited, and includes its successors.

(l) "**CDS Participant**" means a participant in the Book-Entry System.

(m) "**Closing**" means the completion of the issuance and sale of Units pursuant to the Offering.

(n) "**Closing Date**" means the date on which Closing occurs.

(o) "**Closing Market Price**" has the meaning specified in Section 6.3(a).

(p) "**Counsel**" means a barrister or solicitor or firm of barristers and solicitors or other lawyers in an appropriate jurisdiction retained by the Trust, who may be counsel for the Operating Trust or any of its unitholders and/or the trustee under the Note Indenture or any of the holders of Notes and may include Burnet, Duckworth & Palmer LLP.

(q) "**CPOA**" has the meaning specified in Section 9.5(d).

(r) "**Credit Documents**" means such agreements, documents and instruments as may be approved by the Trustees from time to time in connection with the borrowing of money or other banking or credit arrangements of the Trust or any ATS Andlauer Entity.

(s) "**Damages**" has the meaning specified in Section 10.9(a).

(t) "**Declaration of Trust**" means this declaration of trust, as the same may be supplemented, amended or restated from time to time; and "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this instrument and not to any particular Article, Section or portion hereof and the expressions "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Declaration of Trust.

(u) "**diluted basis**" means, with reference to the Units of the Trust that are issued and outstanding at any time, means all of the Units that are issued and outstanding at such time after giving effect to the issue of Units upon the exchange of all issued and outstanding Exchangeable LP Units pursuant to the Exchange Agreement or otherwise.

(v) "**Distributable Cash Flow**" has the meaning specified in Section 5.1(b).

(w) "**Distribution Payment Date**" means any date on which Distributable Cash Flow is distributed to Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next following Business Day) or such other date as may be determined from time to time by the Trustees.

(x) "**Distribution Period**" means, in respect of the initial distribution, the period commencing on and including the Closing Date and ending on and including the last day of the calendar month following the month in which the Closing occurs, and thereafter means each calendar month, from and including the first day thereof to and including the last day thereof; in each calendar year.

(y) "**Distribution Record Date**" means in respect of a Distribution Period the last Business Day of the Distribution Period, or such other date as may be determined from time to time by the Trustees.

(z) "**Exchange Rights**" means the right of a holder of Exchangeable LP Units under the Exchange Agreement to exchange one Exchangeable LP Unit for one Unit by delivering such Exchangeable LP Unit in exchange for a Unit.

(aa) "**Exchange Agreement**" means the agreement to be entered into between the Trust, the Operating Trust, ATS Andlauer LP, the GP and Vendor under which the Trust will, in certain circumstances, be required to indirectly acquire Exchangeable LP Units held by the Vendor (or its assigns) in exchange for Units and pursuant to which the Vendor will be granted demand and piggy-back registration rights in respect of the Units issuable to the Vendor upon exchange or conversion of the Exchangeable LP Units held by the Vendor.

(bb) "**Exchangeable LP Units**" means exchangeable limited partnership units of ATS Andlauer LP.

(cc) "**Exchangeable Security**" means a unit, share or other security convertible into or exchangeable for Units (directly or indirectly) without the payment of additional consideration therefor, whether or not issued by the Trust.

(dd) **"Existing Shareholders"** means Andlauer Management Group Inc. and Clarke Inc.

(ee) **"GAAP"** means at any time accounting principles generally accepted in Canada, including those set out in the Handbook of the Canadian Institute of Chartered Accountants, applied on a consistent basis.

(ff) **"GP"** means ATS Andlauer Transportation Services GP Inc., a corporation incorporated under the *Canada Business Corporations Act* , and includes its successors and assigns.

(gg) **"Global Unit Certificate"** has the meaning specified in Section 13.2(a).

(hh) **"Indemnified Person"** has the meaning specified in Section 10.9(a).

(ii) **"Initial Contribution"** means the amount of $10.00 paid by the Initial Unitholder to the Initial Trustee on August 22, 2005 for the purpose of settling the Trust.

(jj) **"Initial Trustee"** has the meaning set out on the first page hereof.

(kk) **"Initial Unitholder"** has the meaning set out on the first page hereof.

(ll) **"Internal Reorganization"** means a capital reorganization, amalgamation, merger, combination or other reorganization of, between or among any of the Trust and/or the Operating Trust, ATS Andlauer LP, the GP and/or their affiliates and/or divisions thereof.

(mm) **"Limited Partnership Agreement"** means the limited partnership agreement to be entered into between the Operating Trust, the Vendor and the GP pursuant to which ATS Andlauer LP will be governed, as the same may be amended or amended and restated from time to time.

(nn) **"Market Price"** has the meaning specified in Section 6.3.

(oo) **"Monthly Limit"** has the meaning specified in Section 6.4(a).

(pp) **"Net Realized Capital Gains"** has the meaning specified in Section 5.2(b).

(qq) **"Non-Canadian Partnership"** means a partnership other than a "Canadian partnership" within the meaning of the Tax Act.

(rr) **"Non-residents"** means (i) non-residents of Canada within the meaning of the Tax Act, and (ii) Non-Canadian Partnerships.

(ss) **"Note Indenture"** means any agreement designated as such by the Trustees that may be entered into between the Operating Trust and a trustee pursuant to which Notes are issued.

(tt) **"Notes"** means any unsecured subordinated notes of the Operating Trust designated as such by the Trustees which may be issued by the Operating Trust pursuant to the Note Indenture or otherwise;

(uu) **"Offering"** means the initial public offering of Units.

(vv) **"Operating Trust"** means ATS Andlauer Operating Trust, a trust constituted by the Operating Trust Declaration of Trust.

(ww) "**Operating Trust Declaration of Trust**" means the declaration of trust pursuant to which the Operating Trust was created, as the same may be amended, supplemented, or amended and restated from time to time.

(xx) "**Operating Trust Trustees**" means the trustees from time to time of the Operating Trust.

(yy) "**Operating Trust Unit**" means a unit issued by the Operating Trust.

(zz) "**Ordinary Resolution**" means, subject to Section 12.10, a resolution proposed to be passed as an ordinary resolution at a meeting of Voting Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions hereof at which a quorum is present, which resolution is passed by the affirmative votes of a majority of the votes cast by Voting Unitholders at such meeting.

(aaa) "**Permitted Investments**" has the meaning specified in Section 4.3.

(bbb) "**person**" means a natural person, partnership, limited partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, limited liability company, joint venture or other entity or governmental or regulatory authority or entity, and pronouns have a similarly extended meaning.

(ccc) "**Preliminary Prospectus**" means the preliminary prospectus dated August 25, 205 filed with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the Offering, as it may be amended and restated.

(ddd) "**Prospectus**" means the final prospectus dated September 22, 2005 filed with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the Offering.

(eee) "**Redemption Notes**" means any unsecured promissory notes that may be issued from time to time by the Trust upon certain redemptions of Units, as set forth in Section 6.5.

(fff) "**Redemption Price**" has the meaning specified in Section 6.3(a).

(ggg) "**Register**" has the meaning specified in Section 13.7.

(hhh) "**Registrar and Transfer Agency Agreement**" means the agreement to be entered into by the Trust and the Transfer Agent on the closing of the Offering.

(iii) "**Resident Canadian**" means a person resident in Canada for purposes of the Tax Act.

(jjj) "**Securityholder Agreement**" means the securityholder agreement to be entered into among the Trust, the Operating Trust, ATS Andlauer LP, the Vendor and the GP as the same may be amended or amended and restated from time to time.

(kkk) "**Special Resolution**" will, subject to Section 12.10, have the meaning specified in Section 12.6.

(lll) "**Special Voting Units**" has the meaning specified in Section 3.1.

(mmm) "**Special Voting Unitholders**" means at any time, the registered holders at that time of one or more Special Voting Units.

(nnn) "**Subordination Agreement**" has the meaning specified in Section 2.8(e).

(ooo) "**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c. 1 and the regulations thereunder.

(ppp) "**Transfer Agent**" means any registrar and transfer agent of the Trust as may from time to time be appointed by the Trust to act as registrar and transfer agent of the Units, together with any sub-transfer agent duly appointed by the Transfer Agent.

(qqq) "**Transfer Date**" has the meaning specified in Section 6.5(b).

(rrr) "**Trust**" means the trust constituted by this Declaration of Trust.

(sss) "**Trust Assets**" means the properties and assets held from time to time by the Trust or by the Trustees on behalf of the Trust, including:

(i) the Initial Contribution (until returned);

(ii) all funds, securities or property derived from the issuance or sale of Units or other funds, securities or property received by the Trust;

(iii) the Operating Trust Units and the Notes (if any);

(iv) any securities, whether debt or equity, of the ATS Andlauer Entities or any other person acquired directly or indirectly by the Trust from time to time;

(v) any Permitted Investments held from time to time by or on behalf of the Trust;

(vi) any proceeds of disposition of any of the foregoing property or in respect of the investment or substitution of the properties and assets of the Trust;

(vii) all proceeds, income, dividends, interest, profit, return of capital, gains and accretions and all substituted assets, rights and benefits of any kind or nature whatsoever arising directly or indirectly from or in connection with or accruing to such foregoing property or such proceeds of disposition;

and any reference to "**assets**" or "**assets of the Trust**" includes, in each case, the Trust Assets.

(ttt) "**Trust Income**" has the meaning specified in Section 5.2(a).

(uuu) "**Trust Liabilities**" has the meaning specified in Section 2.8(a).

(vvv) "**Trustee**" means, at any time, a person who is, in accordance with the provisions hereof, a trustee of the Trust at such time, and "**Trustees**" means, at any time, all of the persons, each of whom is at that time a Trustee.

(www) "**Underwriters**" means National Bank Financial Inc and the other underwriters for the Offering that execute the Underwriting Agreement.

(xxx) "**Underwriting Agreement**" means the underwriting agreement to be entered into between the Trust, certain other parties and the Underwriters in connection with the Offering.

(yyy) "**Unit Certificate**" means a certificate, in the form approved by the Trustees, evidencing one or more Units, issued and certified in accordance with the provisions hereof.

(zzz) "**Unitholders**" means at any time, the holders at that time of one or more Units, as shown on the Register.

(aaaa) "**Units**" has the meaning specified in Section 3.1.

(bbbb) "**Vendor**" means ATS Andlauer Transportation Services Inc.

(cccc) "**Vendor Group**" means, collectively, the Vendor and any Existing Shareholder and any shareholder, associate or affiliate of the Vendor or an Existing Shareholder, including any family member of a shareholder of a Vendor or an Existing Shareholder or any company, trust or other entity owned or maintained by or for the benefit of any of such persons.

(dddd) "**Voting Units**" means the Units and the Special Voting Units.

(eeee) "**Voting Unitholders**" means the Unitholders and the Special Voting Unitholders.

1.2 References to Acts Performed by the Trust.

Any reference in this Declaration of Trust to an act to be performed by the Trust or to an obligation of the Trust will be construed and applied for all purposes as if it referred to an act to be performed by the Trustees on behalf of the Trust or an obligation assumed by or imposed upon the Trustees in their capacity as trustees of the Trust, as the case may be.

1.3 References.

Except as otherwise specifically provided herein, reference in this Declaration of Trust to any contract, agreement or any other instrument will be deemed to include references to the same as varied, amended, supplemented, restated or replaced from time to time. Except as otherwise specifically provided herein, any reference in this Declaration of Trust to a statute or regulations, rules, policies or instruments thereunder will be deemed to be a reference to such statute or regulation, rule, policy or instrument as amended, re-enacted or replaced from time to time, and reference to specific parts, paragraphs or sections thereof will include all amendments, re-enactments or replacements. Where there are proposals for amendments to the Tax Act that have not been enacted into law or proclaimed into force on or before the date on which such proposals are to become effective, the Trustees may take such proposals into consideration and apply the provisions thereof as if such proposals had been enacted into law and proclaimed into force.

1.4 Gender and Number.

Any reference in this Declaration of Trust to gender includes all genders, and words importing the singular number only will include the plural and vice versa.

1.5 Headings, etc.

The provision of a Table of Contents, the division of this Declaration of Trust into Articles and Sections and the insertion of headings are for convenience of reference only, and are not to affect its interpretation.

1.6 Currency.

All references in this Declaration of Trust to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

1.7 Certain Phrases, etc.

In this Declaration of Trust (i) the words "**including**" and "**includes**" mean "**including (or includes) without limitation**", and (ii) the phrase "**the aggregate of**", "**the total of**", "**the sum of**", or a phrase of similar meaning means "**the aggregate (or total or sum), without duplication, of**".

1.8 Time of the Essence.

Time shall be of the essence of this Declaration of Trust.

1.9 Accounting Principles.

All accounting terms not specifically defined in this Declaration of Trust will be interpreted in accordance with GAAP. Where the character or amount of any asset or liability or item of revenue or expense or amount of equity is required to be determined, or any consolidation or other accounting computation is required to be made, for the purpose of this Declaration of Trust, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise determined by the Trustees, be made in accordance with GAAP.

1.10 Day Not a Business Day.

If any day on which any amount is to be determined or any action is required to be taken hereunder is not a Business Day, then such amount will be determined or such action will be required to be taken at or before the requisite time, if any, on the next succeeding day that is a Business Day. This Section is not applicable to Section 5.1, Section 5.2, Section 5.3 and Section 5.4.

ARTICLE 2
DECLARATION OF TRUST

2.1 Establishment of Trust.

The Trustees hereby declare themselves and agree to act as trustees of the Trust and to hold the Trust Assets in trust for the benefit of the Unitholders, their successors, permitted assigns and personal representatives and the Special Voting Unitholders, on and subject to the terms and conditions of this Declaration of Trust.

2.2 Initial Contribution.

The Initial Unitholder paid the Initial Contribution to the Initial Trustee concurrently with the execution of the Original Declaration of Trust for the purpose of settling the Trust and the Initial Unitholder was issued one (1) Unit. The Trustees hereby acknowledge receipt of the Initial Contribution.

2.3 Name of Trust.

(a) The Trust will be known and designated in English as the "**ATS ANDLAUER INCOME FUND**" and, whenever practicable, lawful and convenient, the property of the Trust will be held and the affairs of the Trust will be conducted and transacted under that name.

(b) If the Trustees determine that the use of such name is not practicable, legal or convenient, the Trust may use such other designation or may adopt such other name as the Trustees deem appropriate, and the Trust may hold property and conduct and transact its affairs under such other designation or name.

(c) The Trustees may approve and use a version of any name or designation used by the Trust in any foreign language.

2.4 Principal Office.

The principal office of the Trust will be located at Suite 600, 190 Attwell Drive, Etobicoke, Ontario, M9W 6H8, or at such other place or places in Canada as the Trustees may from time to time designate.

2.5 Nature of the Trust.

The Trust is an unincorporated open-ended investment trust, and is established for the purposes specified in Section 4.1. The Trust is not, will not be deemed to be and will not be treated as, a partnership, limited partnership, society, syndicate, association, joint venture, company, corporation or joint stock company, nor will the Trustees or any individual Trustee or the Unitholders or Special Voting Unitholders or any of them or any person be, or be deemed to be, treated in any way whatsoever as liable or responsible hereunder as partners, joint venturers or as that of principal and agent or as members of a society, syndicate, association, partnership or limited partnership or shareholders of a corporation or other joint stock company. The relationship of the Unitholders and the Special Voting Unitholders to the Trustees will be solely that of beneficiaries of the Trust, and their rights will be limited to those expressly conferred upon them by this Declaration of Trust.

2.6 Unitholders Bound.

This Declaration of Trust shall be binding upon all persons who become Unitholders or Special Voting Unitholders from time to time. By acceptance of a Unit Certificate representing any Trust Units, any security evidencing Special Voting Units or, during use of the Book-Entry System for the Trust Units, upon completion of a purchase of a Trust Unit, the Unitholder or Special Voting Unitholder thereof, as the case may be, shall be deemed to agree to be bound, and shall be so bound, by this Declaration of Trust.

2.7 Rights of Unitholders and Special Voting Unitholders.

The rights of each Unitholder and Special Voting Unitholder (including the right, if any, to call for or receive a distribution or division of assets, monies, funds, income, dividends and capital gains held, received or realized by the Trust) are limited to those contained herein and, except as provided herein, no Unitholder or Special Voting Unitholder will be entitled to call for any partition or division of the Trust Assets or for a distribution of any particular asset forming part of the Trust Assets or of any particular monies or funds received by the Trust. The legal ownership of the Trust Assets and the right to conduct the activities of the Trust are vested exclusively in the Trustees, and no Unitholder or Special Voting Unitholder has or is deemed to have any right of ownership in any of the Trust Assets, except as specifically provided herein. Except as specifically provided herein, no Unitholder or Special Voting Unitholder will be entitled to interfere with or give any direction to the Trustees with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustees under this Declaration of Trust. The Units and the Special Voting Units will be personal property and will

confer upon the holders thereof only the interest and rights specifically set forth in this Declaration of Trust.

2.8 Liability of Unitholders and Special Voting Unitholders.

(a) Subject to Section 2.8(e), no Unitholder, Beneficial Unitholder or Special Voting Unitholder, in its capacity as such, will incur or be subject to any liability, direct or indirect, absolute or contingent, in contract or in tort or of any other kind, to any person in connection with: (i) the Trust Assets or the ownership, use, operation, acquisition or disposition thereof or exercise or enjoyment of the rights, privileges, conditions or benefits attached thereto, associated therewith or derived therefrom; (ii) the obligations, liabilities, activities or affairs of the Trust; (iii) any actual or alleged act or omission of the Trustees or any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (iv) any actual or alleged act or omission of the Trustees or any other person in the performance or exercise, or purported or attempted performance or exercise, of any obligation, power, discretion or authority conferred upon the Trustees or such other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); (v) any transaction entered into by the Trustees or by any other person in respect of the activities or affairs of the Trust (whether or not authorized by or pursuant to this Declaration of Trust); or (vi) any taxes, levies, imposts or charges or fines, penalties or interest in respect thereof payable by the Trust or by the Trustees or by any other person (except the Unitholder, Beneficial Unitholder or Special Voting Unitholder to the extent required by applicable tax laws) on behalf of or in connection with the activities or affairs of the Trust (collectively, "**Trust Liabilities**").

(b) No Unitholder, Beneficial Unitholder or Special Voting Unitholder in its capacity as such will be liable to indemnify the Trustees or any other person with respect to any Trust Liabilities.

(c) To the extent that, notwithstanding the provisions of this Section 2.8, any Unitholder, Beneficial Unitholder or Special Voting Unitholder, in its capacity as such, may be determined by a judgement of a court of competent jurisdiction to be subject to or liable in respect of any Trust Liabilities, such judgement and any writ of execution or similar process in respect thereof will be enforceable only against, and will be satisfied only out of, the Units or Special Voting Units, as applicable, held by such Unitholder, Beneficial Unitholder or Special Voting Unitholder.

(d) To the extent that, contrary to the provisions of this Section 2.8, any Unitholder, Beneficial Unitholder or Special Voting Unitholder is held personally liable as such to any other person in respect of any Trust Liabilities, such Unitholder, Beneficial Unitholder or Special Voting Unitholder will be entitled to indemnity and reimbursement out of the Trust Assets to the full extent of such liability and for all costs of any litigation or other proceedings in which such liability has been determined, including, without limitation, all fees and disbursements of counsel. The rights accruing to a Unitholder, Beneficial Unitholder or Special Voting Unitholder under this Section 2.8(d) do not exclude any other rights to which such Unitholder, Beneficial Unitholder or Special Voting Unitholder may be lawfully entitled, nor does anything herein contained restrict the right of the Trustees to indemnify or reimburse a Unitholder, Beneficial Unitholder or Special Voting Unitholder out of the Trust Assets in any appropriate situation not specially provided herein but, for greater certainty, the Trustees have no liability to reimburse Unitholders, Beneficial Unitholders or Special Voting Unitholder for taxes assessed against them by reason of or arising out of their ownership of Units or Special Voting Units (as applicable).

(e) If any Trust Asset should be distributed or declared to be distributable to Unitholders contrary to the provisions of any subordination agreement between the Trust and the persons entitled to

enforce any of the indebtedness of the ATS Andlauer Entities (other than the Trust) (each a "**Subordination Agreement**") or contrary to the terms of the Notes (if any) or the subordination provisions of the Note Indenture, then the persons entitled to enforce such Subordination Agreements or subordination provisions will be entitled to pursue whatever remedies may be available to them to enforce such Subordination Agreements or provisions, and the limitations in Section 2.8(c) will not apply to any judgment in respect of (and only to the extent based on) such contrary distribution, and no Unitholder will have the right to enforce any distribution that is contrary to such Subordination Agreements or subordination provisions.

ARTICLE 3
ISSUE AND SALE OF UNITS

3.1 Nature of Units.

(a) The beneficial interests in the Trust will be divided into interests of two classes, described and designated as "**Units**" and "**Special Voting Units**", respectively, which will be entitled to the rights and subject to the limitations, restrictions and conditions set out herein.

(b) Each Unit represents an equal undivided beneficial interest in the Trust, in any distribution from the Trust (whether of Trust Income, Net Realized Capital Gains or other amounts) and in any net assets of the Trust in the event of the termination or winding-up of the Trust. All Units will rank among themselves equally and rateably without discrimination, preference or priority. Each Unit will not be subject to future calls or assessments and will entitle the holder thereof to one vote for each whole Unit held at all meetings of Voting Unitholders.

(c) No Special Voting Unit will be entitled to any interest or share in the Trust, in any distribution from the Trust (whether of Trust Income, Net Realized Capital Gains or other amounts) or in any net assets of the Trust in the event of the termination or winding-up of the Trust, other than the right to receive, upon the redemption of a Special Voting Unit, the amount of $0.001 for each Special Voting Unit so redeemed. Special Voting Units may be issued in series and will only be issued in connection with or in relation to Exchangeable LP Units and, if the Trustees so determine, other Exchangeable Securities. A Special Voting Unit will be issued together with, and will be attached to, each Exchangeable LP Unit and, if the Trustees so determine, each Exchangeable Security issued to which it relates, and will be evidenced only by the certificates representing such Exchangeable LP Units or other Exchangeable Securities. Special Voting Units will not be transferable separately from the Exchangeable LP Units (or other Exchangeable Securities) to which they are attached. Each Special Voting Unit will be redeemable by the holder of the Special Voting Unit in accordance with Article 7. Each Special Voting Unit will entitle the holder of record thereof from time to time, as shown on the Register, to that number of votes on a ballot vote at all meetings of Voting Unitholders or in respect of any written resolution of Voting Unitholders that is equal to the number of Units into which the Exchangeable LP Unit or other Exchangeable Security, as the case may be, to which such Special Voting Unit is attached is, directly or indirectly, exchangeable or convertible. Upon the exchange, redemption or conversion of an Exchangeable LP Unit or other Exchangeable Security, as the case may be, for Units, the Special Voting Unit that is attached to such Exchangeable LP Unit or other Exchangeable Security will immediately be cancelled without any further action of the Trustees, and the former holder of such Special Voting Unit will cease to have any rights with respect thereto.

(d) Concurrently with the issuance of any Exchangeable LP Units or other Exchangeable Securities (and attached Special Voting Units), the Trust will enter into such agreements, including exchange agreements, as may be necessary or desirable properly to give effect to the terms of the

Exchangeable LP Units or other Exchangeable Securities, including, without limitation, to provide for the voting of all attached Special Voting Units and the conversion, exercise, redemption or exchange of such Exchangeable LP Units or other Exchangeable Securities in the event of an Offer (as defined in Section 14.6) for the Units as provided in Section 14.6.

(e) Issued and outstanding Units and Special Voting Units may be subdivided or consolidated from time to time by the Trustees without the approval of Voting Unitholders.

3.2 Authorized Number of Units.

The number of Units and Special Voting Units that are authorized and that may be issued hereunder is unlimited.

3.3 Issue of Units.

(a) Units may be allotted and issued by the Trust at such times, to such persons, for such consideration and on such terms and conditions as the Trustees may determine; provided, however, that Special Voting Units may only be issued in connection with or in relation to Exchangeable LP Units or other Exchangeable Securities. The Trustees may authorize the Trust to pay a reasonable commission to any person in consideration of such person purchasing or agreeing to purchase, whether absolutely or conditionally, Units from the Trust or from any other person or procuring or agreeing to procure purchasers, whether absolute or conditional, for Units.

(b) The Trustees may create and issue rights, warrants (including so-called "**special warrants**" which may be exercisable for no additional consideration), convertible securities (including Units issuable upon the exchange of securities of other issuers, including Exchangeable LP Units and other Exchangeable Securities) or options (including all types of incentive programs) to subscribe for Units, which rights, warrants, convertible securities or options may be exercisable at such subscription price or prices and at such time or times and on such terms or conditions as the Trustees may determine. The rights, warrants, convertible securities or options so created may be issued for such consideration, or for no consideration, all as the Trustees may determine. A right, warrant, convertible security or option will not be a Unit and the holder thereof will not be a Unitholder.

(c) Units are only to be issued as fully paid in money, property or services, and are not to be subject to future calls or assessments, except that Units to be issued under an offering following the Offering may be issued for a consideration payable in instalments, and the Trust may take a security interest over such Units or other property for unpaid instalments.

(d) For greater certainty, Units may be issued by the Trust (i) as contemplated by this Section 3.3, (ii) pursuant to Section 5.7, (iii) as contemplated by the Exchange Agreement, the Limited Partnership Agreement and the Underwriting Agreement, (iv) pursuant to any Unitholder rights plans, distribution reinvestment plans and Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trust, the Operating Trust, the GP, ATS Andlauer LP or any of their affiliates, (v) in order to acquire securities, including the Operating Trust Units and Notes (if any) and other securities of or issued by the ATS Andlauer Entities or any other person, (vi) upon the exercise of any rights, warrants, convertible securities or options to acquire Units issued by the Trust or other issuers, including upon the exercise of any rights of exchange or conversion set out in the Exchangeable LP Units and any Exchangeable Securities, (vii) pursuant to Section 3.6, (viii) in satisfaction of any indebtedness of or borrowing by the Trust,

and (ix) making non-cash distributions to Unitholders, including pursuant to distribution reinvestment plans, if any, established by the Trust.

3.4 Fractional Units.

Fractions of Units may be issued, including pursuant to distributions of additional Units to all Unitholders pursuant to Section 5.7. Fractions of Units will carry and be subject to the provisions hereof applicable to whole Units in the proportion that they bear to one Unit, except that no certificates will be issued for fractional Units and no holder of a fraction of a Unit, as such, will be entitled to notice of, or to attend, meetings of Voting Unitholders.

3.5 Re-Purchase of Initial Unit by Trust.

Immediately after the Closing, the Trust will purchase the initial Unit from the Initial Unitholder, and the Initial Unitholder will sell the initial Unit to the Trust, for a purchase price of $10.00 and, upon the completion of such purchase and sale, the initial Unit will be cancelled and will no longer be outstanding for any of the purposes of this Declaration of Trust.

3.6 Consolidation of Units.

Unless the Trustees determine otherwise, and subject to all necessary regulatory approvals, immediately after any pro rata distribution of additional Units to all Unitholders pursuant to Section 5.7, the number of outstanding Units will be consolidated such that each Unitholder will hold after such consolidation the same number of Units as the Unitholder held immediately prior to the distribution of such additional Units. In such case, each Unit Certificate representing a number of Units prior to the distribution of additional Units will be deemed to represent the same number of Units after the distribution of additional Units and the consolidation. Notwithstanding the foregoing, where tax is required to be withheld in respect of a Unitholder's share of a distribution, the consolidation will result in such Unitholder holding that number of Units equal to the product of (i) the sum of the number of Units held by such Unitholder prior to the distribution and the number of Units received by such Unitholder in connection with the distribution (net of Units withheld by the Trust to satisfy the Trust's withholding obligations) and (ii) a quotient, the numerator of which is the aggregate number of Units outstanding prior to the distribution, the denominator of which is the aggregate number of Units that would be outstanding following the distribution and before the consolidation if no withholding were required in respect of any part of the distribution payable to any Unitholders. Such Unitholder will be required to surrender the Unit Certificates, if any, representing such Unitholder's original Units in exchange for a Unit Certificate representing such Unitholder's post-consolidation Units.

3.7 No Pre-Emptive Rights.

No Unitholder is entitled, as a matter of right, to any pre-emptive right to acquire any Units, unless otherwise expressly agreed to in writing by the Trust.

ARTICLE 4
INVESTMENTS OF THE TRUST

4.1 Purpose of the Trust.

The Trust is a limited purpose trust in that it must not undertake any activity, take any action, or purchase or authorize the purchase of any investment that would result in the Trust not being

considered a "unit trust" or "mutual fund trust" for purposes of the Tax Act and its operations and activities are restricted to:

(a) acquiring, investing in, transferring, disposing of and otherwise dealing with debt and equity securities of the Operating Trust, the GP, ATS Andlauer LP and other corporations, partnerships, trusts or other persons involved, directly or indirectly, in the distribution and freight transportation business , and all businesses and activities ancillary or incidental thereto and such other investments as the Trustees may determine;

(b) acquiring, investing in, holding, transferring, disposing of and otherwise dealing with securities issued by, or loans made to any of the ATS Andlauer Entities, or any other business entity or other person in which a ATS Andlauer Entity has or is concurrently acquiring an interest;

(c) holding cash in interest bearing accounts with Canadian financial institutions or investing such money in Permitted Investments for the purposes of the Trust's activities, including making investments or paying the expenses of the Trust, paying amounts payable by the Trust in connection with the redemption of any Units or Special Voting Units or other securities, and making distributions to Unitholders;

(d) issuing Units, Special Voting Units and other securities of the Trust (including securities convertible into or exchangeable for Units or other securities of the Trust, or warrants, options or other rights to acquire Units or other securities of the Trust) as described in Section 3.3, including for the purposes of: (i) obtaining cash to conduct the activities described above, including raising funds for further acquisitions, (ii) implementing Unitholder rights plans, distribution reinvestment plans and Unit purchase plans, incentive option plans or other compensation plans, if any, established by the Trust, the Operating Trust, the GP, ATS Andlauer LP or any of their affiliates, (iii) making non-cash distributions to Unitholders, including pursuant to distribution reinvestment plans, if any, established by the Trust, (iv) in satisfaction of any indebtedness of or borrowing by the Trust, or (v) giving effect to the exercise of the Exchange Rights pursuant to the Exchange Agreement;

(e) issuing debt securities (including Redemption Notes (in an unlimited principal amount) and debt securities convertible into, or exchangeable for, Units, Special Voting Units or other securities of the Trust) or otherwise borrowing and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering any of the Trust Assets as security for any of its obligations, liabilities or indebtedness;

(f) guaranteeing (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any of the ATS Andlauer Entities or the performance of any obligation of any of the ATS Andlauer Entities, and mortgaging, pledging, charging, granting a security interest in or otherwise encumbering all or any part of the Trust Assets, including debt or equity securities issued by the ATS Andlauer Entities as security for such guarantee, and subordinating its rights under any Redemption Notes (if any) to other indebtedness, liabilities and obligations;

(g) issuing or redeeming rights and Units pursuant to any incentive plan or Unitholder rights plan adopted by the Trust;

(h) disposing of all or any part of the Trust Assets;

(i) purchasing, repurchasing or redeeming securities issued by the Trust, including Units, subject to the provisions of the Declaration of Trust, applicable law and applicable regulatory requirements;

(j) satisfying the obligations, liabilities or indebtedness of the Trust;

(k) entering into and performing its obligations under the Administration Agreement, the Exchange Agreement, the Securityholders Agreement, the Underwriting Agreement, the Registrar and Transfer Agency Agreement, the Operating Trust Declaration of Trust, the Non-Competition Agreement (as defined in the Prospectus), any Credit Documents and such other agreements as are contemplated by the Prospectus or the Offering or are ancillary thereto;

(l) investing in securities of other issuers as may be approved by the Trustees; and

(m) undertaking such other activities (including investing in securities), or taking such other actions as are approved by the Trustees from time to time, or as are contemplated by, related to or in connection with the Declaration of Trust, the Prospectus or the Offering.

provided that the Trust must not undertake any activity, take any action, or purchase or authorize the purchase of any investment that would result in the Trust not being considered a "unit trust" or "mutual fund trust" for purposes of the Tax Act.

4.2 Investment of Proceeds of Offering.

At and immediately after the Closing, the Trust will use the proceeds from the sale of Units issued on the Offering (after payment of the Underwriters' fee and expenses of the Offering and related transactions to the extent assumed by the Trust) to subscribe for and purchase Operating Trust Units in amounts determined by the Trustees.

4.3 Other Investments.

To the extent that any monies or other property received by the Trust are not to be immediately used by the Trust in the manner set out in Section 4.2 or for the purposes of making distributions under Article 5, the Trustees are hereby authorized to, subject to Section 4.1 hereof, and, where prudent to do so, to invest such monies in: (i) debt obligations issued or guaranteed by the Government of Canada or any province of Canada or any agency or instrumentality thereof; (ii) interest bearing accounts, term deposits, guaranteed investment certificates, certificates of deposit or bankers' acceptances of or guaranteed by any Canadian chartered bank or other financial institution, the short-term debt or deposits of which have been rated at least "A" or the equivalent by Standard & Poor's, a division of The McGraw-Hill Company Inc., by Moody's Investor Services, Inc. or by Dominion Bond Rating Services Limited; (iii) commercial paper of a corporation or other person rated at least "R-1" or the equivalent by Dominion Bond Rating Services Limited or by Standard & Poor's, a division of The McGraw-Hill Company Inc., or their respective successors or assigns; (iv) money market mutual funds; or (v) any combination thereof (collectively, "**Permitted Investments**").

ARTICLE 5
DISTRIBUTIONS

5.1 Computation of Distributable Cash Flow of the Trust.

(a) The cash flow of the Trust for any Distribution Period (the "**Cash Flow**") will be equal to:

(i) the sum of all cash amounts received by the Trust in such Distribution Period, including all income, interest, distributions, dividends, proceeds from the disposition of securities,

returns of capital and repayments of indebtedness, as well as all amounts received by the Trust in any prior Distribution Period to the extent not previously distributed;

(ii) less, all costs and expenses of the Trust that, in the opinion of the Trustees, may reasonably be considered to have accrued and become owing in respect of, or which relate to, such Distribution Period or any prior Distribution Period if not accrued in such prior period;

(iii) less, all amounts payable in cash that relate to the redemption or repurchase of Units or Special Voting Units and that have become payable by the Trust in such Distribution Period;

(iv) less, any interest expense incurred by the Trust between distributions; and

(v) less, all amounts that relate to the repayment of the principal amount of any indebtedness of the Trust during such Distribution Period (net of any such amounts that have been refinanced during such Distribution Period),

provided that any funds borrowed by the Trust, the proceeds of the Offering and any other issuance of Units or other securities of the Trust and expenses in connection therewith will not be included in the calculations of Cash Flow in respect of any Distribution Period.

(b) The distributable cash flow for, or in respect of, a Distribution Period (the "**Distributable Cash Flow**") will be equal to the Cash Flow for such Distribution Period less any amount that the Trustees may reasonably consider to be necessary to provide for the payment of any costs, expenses, obligations or liabilities including any tax liability of the Trust, that have been or are reasonably expected to be incurred in the activities and operations of the Trust (to the extent that such costs, expenses, obligations or liabilities have not otherwise been taken into account in the calculation of the Cash Flow of the Trust) and less such reserves or amounts as are, in the opinion of the Trustees, necessary or desirable.

5.2 Computation of Income and Net Realized Capital Gains.

(a) The income of the Trust (the "**Trust Income**") for any taxation year of the Trust will be the income for such year computed in accordance with the provisions of the Tax Act, other than paragraph 82(1)(b) and subsection 104(6) thereof, regarding the calculation of income for the purposes of determining the "**taxable income**" of the Trust taking into account such adjustments thereto as are determined by the Trustees in respect of dividends received from taxable Canadian corporations, amounts paid or payable by the Trust to holders of Units and such other amounts as may be determined in the discretion of the Trustees; provided, however, that capital gains and capital losses will be excluded from the computation of Trust Income.

(b) The net realized capital gains of the Trust (the "**Net Realized Capital Gains**") for any taxation year of the Trust will be determined as the amount, if any, by which the aggregate of the capital gains of the Trust realized in such year exceeds the sum of (i) the aggregate of the capital losses of the Trust realized in such year, (ii) any capital gains that are realized by the Trust as a result of a redemption of Units pursuant to Article 6 and that are payable to redeeming Unitholders pursuant to Section 6.5(d), (iii) each amount determined by the Trustees in respect of any net capital loss for a prior taxation year that the Trust is permitted by the Tax Act to deduct in computing the taxable income of the Trust for such year and (iv) any amount in respect of which the Trust is entitled to a capital gains refund under the Tax Act, as determined by the Trustees.

5.3 Distributions of Distributable Cash Flow.

The Trustees will, in respect of each Distribution Period, on or before each Distribution Record Date, declare payable to the Unitholders of record at the close of business on each Distribution Record Date, all or any part of the Distributable Cash Flow for the Distribution Period. Any such distribution will be payable to each Unitholder of record on such Distribution Record Date pro rata in proportion to the number of Units held as of record by such Unitholder on such Distribution Record Date. Subject to Section 5.7, any Distributable Cash Flow that has been declared to be payable to Unitholders in respect of a Distribution Period will be paid in cash on the Distribution Payment Date in respect of such Distribution Period.

5.4 Other Distributions.

(a) In addition to the distributions that are declared payable to Unitholders pursuant to Section 5.3, the Trustees may allocate, declare payable and/or make distributions, from time to time, out of Trust Income, Net Realized Capital Gains, the capital of the Trust or otherwise, in any year, in such amount or amounts, and on such dates and to Unitholders of record on such dates, as the Trustees may determine.

(b) Having regard to the present intention of the Trustees to allocate, distribute and make payable to Unitholders all of the Trust Income, a sufficient amount of the Net Realized Capital Gains and any other applicable amounts so that the Trust will not have any liability for tax under Part I of the Tax Act in any taxation year (other than tax on Net Realized Capital Gains that would be recoverable by it with respect to the relevant taxation year), the following amounts will, without any further actions on the part of the Trustees, be due and payable to Unitholders of record at the close of business on December 31 in each year:

(i) an amount equal to the amount, if any, by which the Trust Income in such year exceeds the aggregate of the portions, if any, of each distribution made by the Trust pursuant to section 5.3 and section 5.4(a) which have been determined by the Trustees, pursuant to section 5.5, to have been payable by the Trust out of the Trust Income for such year; and

(ii) an amount equal to the amount, if any, by which the Net Realized Capital Gains of the Trust for such year exceed the aggregate of the portions, if any, of each distribution made by the Trust pursuant to section 5.3 and section 5.4(a) which have been determined by the Trust, pursuant to section 5.5, to have been payable by the Trust out of the Trust Income for such year.

(c) Any distribution made pursuant to this Section 5.4 will be payable to each Unitholder of record on the applicable record date in respect of a distribution pursuant to Section 5.4(a), or on December 31 in the year of distribution in respect of a distribution pursuant to Section 5.4(b), pro rata in proportion to the number of Units held of record by such Unitholder on such applicable record date or December 31 in the year of such distribution, as the case may be. Subject to Section 5.7, amounts that have been declared to be payable to Unitholders pursuant to Section 5.4(a) will be paid in cash on the Distribution Payment Date determined by the Trustees in respect of such distribution and amounts that are payable pursuant to Section 5.4(b) will be paid not later than January 31 of the following year.

(d) As contemplated in Section 6.5(d), the Trustees may designate as payable to redeeming Unitholders as part of the redemption price any capital gain and/ or income realized by the Trust as a result of the redemption of Units pursuant to Section 6.5.

5.5 Character of Distributions and Designations.

In accordance with and to the extent permitted by the Tax Act, the Trustees in each year will make designations in respect of the amounts paid or payable to Unitholders for such amounts that the Trustees consider to be reasonable in all of the circumstances, including designations relating to taxable dividends received by the Trust in the year on shares of taxable Canadian corporations, net capital gains realized by the Trust in the year and foreign source income of the Trust for the year, as well as elect under subsection 104(13.1) and/or subsection 104(13.2) of the Tax Act that income be taxed to the Trust, rather than to the Unitholders. Distributions paid or payable to Unitholders pursuant to this Article 5 will be deemed to be distributions of Trust Income, Net Realized Capital Gains, trust capital or other items in such amounts as the Trustees may, in their absolute discretion, determine. For greater certainty, it is hereby declared that any distribution of Net Realized Capital Gains will include the non-taxable portion of the capital gains of the Trust that are encompassed in such distribution.

5.6 Enforceability of Right to Receive Distributions.

Subject to Section 2.8(e) and notwithstanding any other provision of this Article 5, each Unitholder will have the legal right to enforce payment on the Distribution Payment Date or December 31, as the case may be, of any amount payable to such Unitholder as a result of any distribution declared or otherwise made payable pursuant to this Article 5 on the applicable Distribution Record Date or the applicable December 31, as the case may be, to, and not yet received by, such Unitholder pursuant to this Article 5.

5.7 Method of Payment of Distributions.

(a) Where the Trustees determine that the Trust does not have available cash in an amount sufficient to make payment of the full amount of any distribution that has been declared payable, or otherwise made payable, pursuant to this Article on the due date for such payment, the payment may, at the option of the Trustees, include the issuance of additional Units, or fractions of Units, if necessary or desirable, having a value equal to the difference between the amount of such distribution declared to be payable and the amount of cash that has been determined by the Trustees to be available for the payment of such distribution. Such additional Units will be issued pursuant to applicable exemptions under applicable securities laws, discretionary exemptions granted by applicable securities regulatory authorities or a prospectus or similar filing.

(b) The value of each Unit that is issued pursuant to Section 5.7(a) will be the Market Price of the Units on the principal market on which the Units are quoted for trading during the 10 trading day period ending on the trading day immediately prior to (i) the applicable Distribution Record Date in respect of a distribution pursuant to Section 5.3, (ii) the applicable record date in respect of a distribution under Section 5.4(a), or (iii) December 31 in respect of a distribution under Section 5.4(b).

5.8 Withholding Taxes.

The Trustees may deduct or withhold from distributions payable to any Unitholder all amounts required by law to be withheld from such distributions. In the event of a distribution in the form of additional Units, the Trustees may sell Units of such Unitholder to pay such withholding taxes and to pay all of the Trustees' reasonable expenses with regard thereto and the Trustees shall have the power of attorney of such Unitholder to do so. Any such sale shall be made on any stock exchange on which the Units are then listed and upon such sale, the affected Unitholder shall cease to be the holder of such Units.

5.9 Definitions.

Unless otherwise specified or the context otherwise requires, any term in this Article that is defined in the Tax Act will have for the purposes of this Article the meaning that it has in the Tax Act.

5.10 Payments of Cash.

Any payment of cash by the Trust to a Unitholder pursuant to this Article 5 or any other provision of this Declaration of Trust will be conclusively deemed to have been made upon mailing of a cheque in a postage pre-paid envelope, addressed to the Unitholder at the Unitholder's address appearing in the Register, unless such cheque is dishonoured upon presentment. Upon such payment, the Trust will be discharged from all liability to the Unitholder in respect of such payment; provided, however, that if such cheque is lost or destroyed then, upon the presentation of evidence satisfactory to the Trustees of such loss or destruction, together with such indemnity as the Trustees may reasonably require, the Trust will issue a replacement cheque to the Unitholder.

5.11 Unclaimed Distributions.

In the event that the Trustees hold any distributable amount that is unclaimed or that cannot be paid for any reason, the Trustees will be under no obligation to invest or reinvest the same, but will only be obliged to hold the same in a current interest-bearing account pending payment with interest earned (and less applicable taxes) to the person or persons entitled thereto. The Trustees will, as and when required by law, and may at any time prior to such required time, pay all or part of such distributable amount so held to the appropriate government official or agency, whose receipt shall be a good and sufficient discharge and release of the Trustees.

5.12 Distribution Reinvestment and Unit Purchase Plan.

Subject to any required regulatory approvals, the Trustees may, in their sole discretion, establish one or more Unitholder rights plans, distribution reinvestment plans, distribution reinvestment and Unit purchase plans or Unit option plans at any time and from time to time.

ARTICLE 6
REDEMPTION OF UNITS

6.1 Right of Redemption.

Each Unitholder will be entitled to require the Trust to redeem at any time or from time to time at the demand of the Unitholder all or any part of the Units registered in the name of the Unitholder at the prices determined and payable in accordance with this Article 6.

6.2 Exercise of Redemption Right.

(a) Units may be surrendered at any time to the Transfer Agent for redemption by presentation to the Transfer Agent of a written request for redemption from the Unitholder or CDS, as the case may be, in a form acceptable to the Transfer Agent and approved by the Trustees, specifying the number of Units to be redeemed and accompanied by the Unit Certificate(s) representing the Units to be redeemed. Any expense associated with the preparation and delivery of redemption notices will be for the account of the Unitholder exercising the redemption privilege. Such surrender will be irrevocable except with respect to any Units surrendered for redemption in

respect of which the redemption proceeds are not paid by the Trust on or before the date on which such payment is due and except as otherwise provided herein.

(b) If the Book-Entry System is being used for the Units, a Beneficial Unitholder who desires to redeem Units must do so by causing a CDS Participant to deliver to CDS on behalf of the Beneficial Unitholder a written notice of the Beneficial Unitholder's intention to redeem Units. The form of redemption notice should be available from a CDS Participant, the Trustees or the Transfer Agent. By causing a CDS Participant to deliver to CDS a notice of the Beneficial Unitholder's intention to redeem Units, a Beneficial Unitholder will be deemed to have irrevocably surrendered the applicable Units for redemption and appointed such CDS Participant to act as his or her exclusive settlement agent with respect to the exercise of the redemption privilege and the receipt of payment in connection with the settlement of obligations arising from such exercise. Any redemption notice that CDS determines to be incomplete, not in proper form or not duly executed will for all purposes be void and of no effect, and the redemption privilege to which it relates will be considered for all purposes not to have been exercised thereby. A failure by CDS or a CDS Participant to exercise redemption privileges or to give effect to the settlement thereof in accordance with the Beneficial Unitholder's instructions will not give rise to any obligations or liability on the part of the Trust or the Trustees to the CDS Participant or to the Beneficial Unitholder. A Beneficial Unitholder will have no direct redemption rights as against the Trust or the Trustees, and any such redemption effected by such Beneficial Unitholder will, insofar as the Trust or the Trustees are concerned, be deemed to be on the part of the registered Unitholder.

(c) As of the close of business on the date the Units are surrendered for redemption, the Unitholder will cease to be the Unitholder of record in respect of such Units, such Units will cease to be entitled to share in the income or any participation in the assets of the Trust (other than the receipt of the redemption proceeds), and the Unitholder (or Beneficial Unitholder) thereof will not be entitled to exercise any of the rights of holders of Units in respect thereof.

6.3 Cash Redemption.

(a) Upon receipt by the Trust of a notice to redeem Units in accordance with Section 6.2 and surrender of the relevant Unit Certificate, the Unitholder of the Units tendered for redemption will, subject to Section 6.5(b), be entitled to receive a price per Unit (the "**Redemption Price**") equal to the lesser of:

(i) 90% of the Market Price of the Units on the principal market on which the Units are listed (or, if the Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading) during the 10 trading day period ending immediately prior to the date on which the Units were surrendered to the Trust for redemption; and

(ii) 100% of the Closing Market Price of the Units on the principal stock exchange on which the Units are listed (or, if the Units are not listed on any stock exchange, on the principal market on which the Units are quoted for trading) on the date on which the Units were surrendered to the Trust for redemption.

For the purposes of this Declaration of Trust, "**Market Price**" will be the amount equal to the weighted average of the trading prices of the Units on the applicable market or exchange for each of the trading days on which there was a trade during the specified trading day period; provided that if there was trading on the applicable exchange or market for fewer than five of the trading

days during the specified trading day period, "**Market Price**" will be the average of the following prices established for each of the trading days during the specified trading day period: the average of the last bid and last asking prices for each trading day on which there was no trading and the weighted average trading prices of the Units for each trading day that there was trading. For the purposes of this Declaration of Trust, "**Closing Market Price**" will be: (i) an amount equal to the closing price of the Units on the applicable market or exchange if there was a trade on the specified date and the applicable market or exchange provides a closing price; (ii) an amount equal to the average of the highest and lowest prices of Units on the applicable market or exchange if there was trading on the specified date and the applicable market or exchange provides only the highest and lowest trading prices of Units traded on a particular day; or (iii) the average of the last bid and last asking prices on the applicable market or exchange if there was no trading on the specified date.

(b) Subject to Section 6.4 and Section 6.5, the Redemption Price payable in respect of the Units surrendered for redemption during any calendar month will be satisfied by way of cash payment no later than the last day of the calendar month following the calendar month in which the Units were tendered for redemption. Payments made by the Trust of the cash portion of the Redemption Price will be conclusively deemed to have been made upon the mailing by the Trust of a cheque in a postage-prepaid envelope addressed to the former Unitholder at the former Unitholder's address appearing in the Register, unless such cheque is dishonoured upon presentment. Upon such payment, the Trust will be discharged from all liability to the former Unitholder in respect of the redeemed Units; provided, however, that if such cheque is lost or destroyed then, upon the presentation of evidence satisfactory to the Trustees of such loss or destruction, together with such indemnity as the Trustees may reasonably require, the Trust will issue a replacement cheque to the former Unitholder.

6.4 No Cash Redemption in Certain Circumstances.

Section 6.3(b) will not be applicable to Units tendered for redemption by a Unitholder, if:

(a) the total amount payable by the Trust pursuant to Section 6.3 in respect of such Units and all other Units tendered for redemption in the same calendar month exceeds $50,000 (the "**Monthly Limit**"), provided that the Trustees may, in their sole discretion, waive such limitation in respect of all Units tendered for redemption in any calendar month;

(b) at the time the Units are tendered for redemption, the outstanding Units are not listed for trading or quoted on any stock exchange or market that the Trustees consider, in their sole discretion, to provide a representative fair market value price for the Units; or

(c) on the date the Units are tendered for redemption or if, for more than five trading days during the 10 trading day period immediately prior to the date on which such Units were tendered for redemption, the normal trading of the outstanding Units is suspended or halted on any stock exchange on which the Units are listed for trading or, if not so listed, on any market on which the Units are quoted for trading.

6.5 In Specie Redemption.

(a) If, pursuant to Section 6.4, subsection 6.3(b) is not applicable to Units tendered for redemption by a Unitholder, the Redemption Price per Unit specified in Section 6.3 to which the Unitholder would otherwise be entitled shall, subject to receipt of all necessary regulatory approvals (which the Trust shall use reasonable commercial efforts to obtain), be paid and satisfied by way of a

distribution *in specie* to such Unitholder. In such circumstances, Trust Assets or Redemption Notes or other assets held by the Trust (other than Operating Trust Units) as determined in the discretion of the Trustees may be distributed to the Unitholder in satisfaction of the Redemption Price. In the event of distributions of Redemption Notes, each Redemption Note so distributed to the redeeming Unitholder shall be in the principal amount of $100 and shall have such other terms not inconsistent with Section 6.5(e) as the Trustees in their discretion shall determine. No fractional Redemption Notes shall be distributed and where the number of Redemption Notes to be received upon redemption by a Unitholder would otherwise include a fraction, that number shall be rounded to the next lowest whole number.

(b) The Redemption Price payable pursuant to Section 6.5(a) in respect of Units tendered for redemption during any month shall, subject to receipt of all necessary regulatory approvals, be paid by the transfer, to or to the order of the holder of Units who exercised the right of redemption, on the last day (the "**Transfer Date**") of the calendar month following the month in which the Units were tendered for redemption, of the number of Redemption Notes or other Trust Assets or other assets held by the Trust, determined in accordance with Section 6.5(a). The Trust shall be entitled to all interest paid or accrued and unpaid on the Trust Assets or other assets to and including the Transfer Date. Payments by the Trust of the Redemption Price are conclusively deemed to have been made upon the mailing of the Redemption Notes or other Trust Assets or other assets, by registered mail in a postage prepaid envelope addressed to the redeeming Unitholder. Upon such payment, the Trust shall be discharged from all liability to the redeeming Unitholder.

(c) Where the Trust makes a distribution in specie of securities of the Operating Trust or other securities on a redemption of Units pursuant to this Section 6.5, the Trustees may, in their sole discretion, designate as payable to the redeeming Unitholders as part of the Redemption Price any capital gain or income realized by the Trust as a result of the distribution of such securities to the Unitholder.

(d) Notwithstanding anything to the contrary contained in this Declaration of Trust, in the event that the Trust has, pursuant to Section 4.1, granted security on any of its assets (including, if applicable, the Redemption Notes), then such assets may be distributed directly or indirectly (including via another entity) in such manner as is considered appropriate by the Trustees so as to preserve such security interest while giving redeeming Unitholders directly or indirectly the pro rata interest they are entitled to.

(e) Redemption Notes will be issuable in Canadian currency in denominations of $100 and integral multiples of $100. Each Redemption Note will mature on a date determined at the time of issuance (provided that in no event shall the maturity date be set at a date subsequent to the first business day following the fifth anniversary of the date of issuance of such note) and bear interest at a market rate of interest determined at the time of issuance, in each case as determined by the Trustees, and the interest shall be payable monthly, in arrears, with such payment to be made on the 15th day of the month following the month to which such payment relates. On maturity, the Redemption Notes will be repaid by paying to the holder thereof the principal amount of the outstanding Redemption Notes that have then matured, together with accrued and unpaid interest thereon. The Redemption Notes will be redeemable in whole or in part at the option of the Trust prior to maturity. The redemption price will be equal to the principal amount of the Redemption Notes redeemed plus accrued and unpaid interest. The redemption price will generally be payable in cash, however, if the Trust chooses to redeem some or all of any outstanding Redemption Notes, the Trust may, in its discretion, issue other unsecured promissory notes of the Trust in full or partial payment of the redemption price for such outstanding Redemption Notes. The

Redemption Notes will be unsecured debt obligations of the Trust. Payment of the principal amount and interest on the Redemption Notes will be subordinated in right of payment to the prior payment in full of the principal of and accrued and unpaid interest on, and all other amounts owing in respect of, all senior indebtedness, which will be defined as all indebtedness, liabilities and obligations of the Trust which, by the terms of the instrument creating or evidencing the same, is not expressed to rank in right of payment in subordination to or *pari passu* with the indebtedness evidenced by the Redemption Notes. The Redemption Notes will provide that upon any distribution of the assets of the Trust in the event of any dissolution, liquidation, reorganization or other similar proceedings relative to the Trust, the holders of all such senior indebtedness will be entitled to receive payment in full before the holders of the Redemption Notes are entitled to receive any payment.

6.6 Cancellation of all Redeemed Units.

All Units that are redeemed under this Article 6 will be cancelled, and such Units will no longer be outstanding and will not be reissued.

6.7 Redemption of Initial Units.

If at any time the Units held by the Initial Unitholder are the only outstanding Units, the holder thereof may require the Trust to redeem the Units for an amount equal to the Trust Assets.

ARTICLE 7
REDEMPTION OF SPECIAL VOTING UNITS

7.1 Right of Redemption.

Each holder of Special Voting Units will be entitled to require the Trust to redeem, at any time and from time to time, at the demand of such holder, all or any part of the Special Voting Units registered in the name of such holder at the prices determined and payable in accordance with the provisions of this Article 7.

7.2 Exercise of Redemption Right.

(a) Special Voting Units may be surrendered at any time to the Transfer Agent for redemption by presentation to the Transfer Agent of a written request for redemption from the registered holder of the Special Voting Units in a form acceptable to the Transfer Agent, specifying the number of Special Voting Units to be redeemed. Such surrender will be irrevocable except with respect to any Special Voting Units surrendered for redemption in respect of which the redemption proceeds are not paid by the Trust on or before the date on which such payment is due and except as otherwise provided herein.

(b) As of the close of business on the date the Special Voting Units are surrendered for redemption, the registered holder of the Special Voting Units will cease to be the holder of record in respect of such Special Voting Units, and will cease to have any rights with respect to the Special Voting Units tendered for redemption (other than the receipt of the redemption proceeds).

7.3 Cash Redemption.

(a) Upon receipt by the Trust of a notice to redeem Special Voting Units in accordance with Section 7.2, the holder of the Special Voting Units tendered for redemption will be entitled to

receive a price per Special Voting Unit equal to $0.001. All payments made in respect of the redemption of Special Voting Units will be rounded up to the nearest whole cent.

(b) The redemption price payable in respect of the Special Voting Units surrendered for redemption during any calendar month will be satisfied by way of cash payment no later than the last day of the calendar month following the calendar month in which the Special Voting Units were tendered for redemption. Payments made by the Trust of the cash portion of the redemption price for such Special Voting Units will be conclusively deemed to have been made upon the mailing by the Trust of a cheque in a postage-prepaid envelope addressed to the former holder of the Special Voting Units at the former holder's address appearing in the Register, unless such cheque is dishonoured upon presentment. Upon such payment, the Trust will be discharged from all liability to the former holder of the Special Voting Units in respect of the redeemed Special Voting Units; provided, however, that if such cheque is lost or destroyed then, upon the presentation of evidence satisfactory to the Trustees of such loss or destruction, together with such indemnity as the Trustees may reasonably require, the Trust will issue a replacement cheque to the former holder of the Special Voting Units.

ARTICLE 8
TRUSTEES

8.1 Number of Trustees.

Subject to Section 9.9, the Trustees will consist of not less than three and no more than seven Trustees (except that prior to Closing, the Trust may have a minimum of one Trustee), with the number of Trustees from time to time within such range being fixed by resolution of the Trustees; provided that until otherwise so determined by resolution, the number of Trustees on and after the Closing will be five. A majority of the Trustees must be Resident Canadians.

8.2 Calling and Notice of Meetings.

Meetings of the Trustees will be called and held from time to time at such time and at such place in Canada as the Chairman of the Trustees or any two Trustees may determine, and any one Trustee, or officer of the Trust, may give notice of meetings when directed or authorized by such persons. Notice of each meeting of the Trustees will be given to each Trustee not less than 48 hours before the time when the meeting is to be held, provided that if a quorum of Trustees is present, the Trustees may without notice hold a meeting immediately following an annual meeting of Voting Unitholders. A Trustee may in any manner waive a notice of a meeting of Trustees and attendance of a Trustee at a meeting of Trustees is a waiver of a notice of meeting, except where a Trustee attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Notice of a meeting of the Trustees may be given verbally, in writing or by telephone or facsimile or electronic mail. A notice of a meeting of Trustees need not specify the purpose of or the business to be transacted at the meeting. Notwithstanding the foregoing, the Trustees may by resolution from time to time fix a day or days in any month or months for regular meetings of the Trustees at a place and hour to be named, in which case, provided that a copy of such resolution is sent to each Trustee forthwith after being passed and forthwith after each Trustee's appointment or election, no other notice will be required for any such regular meeting.

8.3 Place of Meetings.

Meetings of the Trustees may be held at any place in Canada. A Trustee who attends a meeting of Trustees, in person or by telephone, is deemed to have consented to the location of the meeting

except when he or she attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held.

8.4 Meetings by Telephone.

With the consent of the chairman of the meeting or a majority of the Trustees participating in the meeting, any Trustee may participate in a meeting of the Trustees or of a committee of the Trustees from any location in the world by means of telephone, electronic or other communication facilities that permit all persons participating in the meeting to communicate with each other. A Trustee participating in such a meeting in such manner will be considered present at the meeting and at the place of the meeting. Any such consent will be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the Trustees and of committees of Trustees.

8.5 Quorum.

The quorum for the transaction of business at any meeting of the Trustees will consist of the greater of two Trustees and a majority of the number of Trustees then holding office (except prior to the Closing, the Quorum shall be at least one Trustee), and, notwithstanding any vacancy among the number of Trustees, a quorum of Trustees may exercise all of the powers of the Trustees.

8.6 Chairman.

The chairman of any meeting of the Trustees will be the Trustee present at the meeting who holds the office of Chairman of the Trustees (as appointed by the Trustees under Section 8.10) or, if such person is not participating in the meeting, the Trustees participating in the meeting shall choose one of their number to be chairman.

8.7 Action by the Trustees.

Every question at all meetings of the Trustees will be decided by a majority of the votes cast on the question. In the case of an equality of votes, the chairman of the meeting will not be entitled to a second or casting vote. The powers of the Trustees may be exercised by resolution passed at a meeting at which a quorum is present or by a resolution in writing signed by all Trustees who would be entitled to vote on that resolution at a meeting of the Trustees. Resolutions in writing may be signed in counterparts (including by facsimile), each of which will be deemed to be an original and all originals together will be deemed to be one and the same instrument.

8.8 Adjourned Meeting.

Any meeting of Trustees may be adjourned from time to time by the chairman of the meeting with the consent of the meeting to a fixed time and place. Further notice of the adjourned meeting need not be given. The adjourned meeting will be duly constituted if a quorum is present and if it is held in accordance with the terms of the adjournment. If there is not a quorum present at the adjourned meeting, the original meeting will be deemed to have terminated upon its adjournment.

8.9 Remuneration and Expenses.

(a) The Trustees will be paid such remuneration for their services as the Trustees may from time to time determine.

(b) Subject to Section 8.9(a) and until otherwise determined, the compensation to be paid to the Trustees as remuneration for their services will be $25,000 per year for each Trustee, plus $1,000 per meeting of the Trustees or committee of Trustees attended provided that no compensation shall be paid to the nominee of the Vendor Group for serving as a Trustee or for attending committee meetings. In addition, each Trustee who serves as the Chairman of the Trustees or as the Chairman of a committee of Trustees or (but without duplication of fees) of a committee of the board of directors of the GP will receive additional compensation of $5,000 per year. The Trustees will also be entitled to be reimbursed for reasonable travel and other out-of-pocket expenses properly incurred by them in attending meetings of the Trustees or any committee thereof or in connection with their services as Trustees.

8.10 Officers.

The Trustees from time to time may appoint one or more officers of the Trust, including without limitation a Chairman and a Secretary of the Trustees, and, without prejudice to rights under any employment contract, may remove any officer of the Trust. The powers and duties of each officer of the Trust will be those determined from time to time by the Trustees and, in the absence of such determination, will be those usually applicable to the office held.

8.11 Committees.

Except as prohibited by law, the Trustees may appoint from their number a committee of Trustees and may delegate to the committee of Trustees such authority as the Trustees may in their sole discretion deem necessary or desirable to effect the administration of the duties of the Trustees under this Declaration of Trust, without regard to whether such authority is normally granted or delegated by trustees.

8.12 Committee Procedure.

Unless otherwise determined by the Trustees, a quorum for meetings of any committee will be a majority of its members. Each committee will have the power to appoint its chairman, and the rules for calling, holding, conducting, transacting business at and adjourning meetings of the committee will be the same as those governing the Trustees. Each member of a committee will serve during the pleasure of the Trustees and, in any event, only so long as he or she is a Trustee. The Trustees may fill vacancies in a committee by appointment from among their members. Provided that a quorum is maintained, the committee may continue to exercise its powers notwithstanding any vacancy among its members.

ARTICLE 9
APPOINTMENT, RESIGNATION AND REMOVAL OF THE TRUSTEES

9.1 Qualification of Trustees.

The following persons are disqualified from being a Trustee of the Trust:

(a) anyone who is less than 18 years of age;

(b) anyone who is of unsound mind and has been so found by a court of competent jurisdiction in Canada or elsewhere;

(c) a person who is a Non-resident, if the appointment of such person would result in a majority of Trustees being Non-residents;

(d) a person who is not an individual; and

(e) a person who has the status of bankrupt.

9.2 Appointment and Election of Trustees.

(a) The Initial Trustee, being Michael Andlauer, was appointed as a Trustee of the Trust pursuant to the Initial Declaration of Trust for an initial term of office that, subject to Section 9.5, will expire (subject to further terms) at the close of the first annual meeting of Voting Unitholders. Upon receipt of their respective consents in writing as contemplated by Section 9.3(a), each of David Matheson, Hanif Nanji, Brian Luborsky and John Schiller will be appointed as Trustees of the Trust, in addition to the Initial Trustee, for an initial term of office that, subject to Section 8.5, will expire (subject to further terms) at the close of the first annual meeting of Unitholders. The Trustees may, with the consent of the Vendor Group for so long as it has the right to appoint a Trustee in accordance with Section 9.9, prior to the first annual meeting of Voting Unitholders or between annual meetings of Voting Unitholders, and subject to Section 8.1, appoint one or more additional Trustees to serve until the next annual meeting of Voting Unitholders, but the number of additional Trustees so appointed may not at any time exceed one-third of the number of Trustees who held office at the later of the closing of the Offering and the expiration of the immediately preceding annual meeting of Voting Unitholders.

(b) Except as otherwise provided herein and subject to Section 8.1 and Section 9.9, Trustees will be elected (including incumbent Trustees) at each annual meeting of Voting Unitholders, and may be elected at a special meeting of Voting Unitholders, in each case to hold office, subject to Section 9.5, for a term expiring at the close of the next annual meeting of Voting Unitholders following such election. Any such election (other than by the Trustees as contemplated by this Section 9.2 and Section 9.7) will be made by Ordinary Resolution. Notwithstanding anything else contained herein, if no Trustees are elected at the annual meeting of Voting Unitholders held immediately before the term of office of the existing Trustees expires, such existing Trustees will continue to hold the office of Trustees under this Declaration of Trust until their successors have been elected or they otherwise cease to hold office.

9.3 Consent to Act.

(a) A person who is appointed or elected a Trustee hereunder, other than the Initial Trustee whose consent to act is given by his signature hereto, will not become a Trustee until such person has, either before or after such appointment or election, consented in writing to do so. Without limiting the form of such consent, the execution and delivery to the Trust of a consent substantially as follows will satisfy such requirement:

> "To: ATS Andlauer Income Fund (the "**Trust**")
>
> And to: The Trustees thereof
>
> The undersigned hereby consents to act as a Trustee of the Trust, certifies that the undersigned [is/is not] a Resident Canadian (as defined in the Declaration of Trust) and hereby agrees, upon the earlier of the date of this consent and the date of the undersigned's appointment or

election as a Trustee of the Trust, to become a party, as a Trustee, to the Declaration of Trust, as amended from time to time, constituting the Trust and to be bound by the obligations and liabilities of a Trustee thereunder.

Dated: ______________________

____

[Signature]

____

[Print Name]

(b) Upon the later of a person being appointed or elected a Trustee hereunder and executing and delivering to the Trust a consent in writing as contemplated by Section 9.3(a), such person will become a Trustee hereunder and will be deemed to be a party (as a Trustee) to this Declaration of Trust, as amended from time to time. The rights of the Trustees to control and exclusively administer the Trust and to have the title to the Trust Assets drawn up in their names or in the name of any other successor and all other rights of the Trustees at law will vest automatically in any person who may hereafter become a Trustee upon such person's due appointment or election and qualification without any further act and such person will immediately thereupon have all the rights, privileges, powers, authorities, obligations and immunities of a Trustee hereunder.

9.4 Failure to Elect Minimum Number of Trustees.

Subjection to Section 9.9, if a meeting of Voting Unitholders fails to elect the minimum number of Trustees required by this Declaration of Trust by reason of the disqualification or death of any nominee, the Trustees elected at the meeting may exercise all of the powers of the Trustees if the number of Trustees so elected constitutes a quorum

9.5 Ceasing to Hold Office.

(a) A Trustee ceases to hold office when:

(i) he or she dies or resigns;

(ii) he or she is removed in accordance with Section 9.6; or

(iii) he or she ceases to be duly qualified to act as a Trustee as provided under Section 9.1.

(b) A resignation of a Trustee becomes effective at the time a written resignation is received by the Trust, or at the time specified in the resignation, whichever is later.

(c) Upon the resignation or removal of any Trustee, or upon a Trustee otherwise ceasing to be a Trustee, the Trustee will cease to have the rights, privileges and powers of a Trustee hereunder and will cease to be a party (as a Trustee) to this Declaration of Trust; provided, however, that such Trustee will continue to be entitled to be paid any amounts owing by the Trust to the Trustee and to the benefits of the indemnity provided in Section 10.9. Upon the resignation or removal of any Trustee, or upon a Trustee otherwise ceasing to be a Trustee, the Trustee must execute and deliver such documents as the remaining Trustees may require for the conveyance of any Trust property held in that Trustee's name, must account to the remaining Trustees as they may require

for all property which that Trustee holds as Trustee, must resign from all representative or other positions held by such Trustee on behalf of the Trust, including as a director or officer of any person in which the Trust owns any securities (directly or indirectly) and will thereupon be discharged as Trustee.

(d) Upon the incapacity or death of any Trustee, his or her legal representative must execute and deliver on his or her behalf such documents as the remaining Trustees may require under Section 9.5(c). In the event that a Trustee or his or her legal representatives, as applicable, are unable or unwilling to execute and deliver such required documents, each of the remaining Trustees is hereby appointed as the attorney of such Trustee for the purposes of executing and delivering such required documents. This power of attorney granted to each of the remaining Trustees is not intended to be a continuing power of attorney within the meaning of the *Substitute Decisions Act*, 1992 (Ontario), exercisable during a Trustee's incapacity to manage property, or any similar power of attorney under equivalent legislation in any of the provinces or territories of Canada (a "**CPOA**"). The execution of this power of attorney will not terminate any CPOA granted by the Trustee previously and will not be terminated by the execution by the Trustee in the future of a CPOA, and the Trustee hereby agrees not to take any action in future which results in the termination of this power of attorney.

9.6 Removal of Trustees.

(a) The Voting Unitholders may remove any Trustee or Trustees appointed pursuant to Section 9.2 from office by resolution approved by a majority of the votes cast at a meeting of Voting Unitholders called for that purpose. A vacancy created by the removal of a Trustee appointed pursuant to Section 9.2 may be filled at the meeting of Voting Unitholders at which the Trustee is removed or, if not so filled, may be filled as set forth in Section 9.7(a).

(b) The Vendor Group may remove any Trustee appointed pursuant to Section 9.9 from office at any time by notice in writing to the Trustees. A vacancy created by the removal of a Trustee appointed pursuant to Section 9.9 may be filled by the Vendor Group.

9.7 Filling Vacancies.

(a) A quorum of Trustees may fill a vacancy among the Trustees appointed pursuant to Section 9.2, except (i) a vacancy resulting from an increase in the number of Trustees other than as provided in Section 9.2(a), or (ii) from a failure of the Voting Unitholders to elect the minimum number of Trustees fixed by this Declaration of Trust other than as provided in Section 9.4. If there is not a quorum of Trustees, or if there has been a failure to elect the minimum number of Trustees required by or pursuant to this Declaration of Trust other than as provided in Section 9.4, the Trustees then in office will forthwith call a special meeting of Voting Unitholders to fill the vacancy and, if they fail to so call a meeting or if there are no Trustees then in office, such meeting may be called by any Voting Unitholder. A Trustee appointed to fill a vacancy holds office, subject to Section 9.5, until the close of the next annual meeting of the Voting Unitholders.

(b) The Vendor Group may fill a vacancy among the Trustees appointed pursuant to Section 9.9.

(c) Any vacancy resulting from the death, resignation, bankruptcy, incompetence or incapacity of a Trustee shall not operate to annul the Declaration of Trust or affect the continuity of the Trust and the remaining Trustees (even if less than a quorum) may exercise all of the powers of the Trustees hereunder.

9.8 Validity of Acts.

Any act of a Trustee is valid notwithstanding any irregularity in the appointment or election of the Trustees or any defect in the qualifications of the Trustees.

9.9 Appointment of Trustee by the Vendor Group.

So long as the Vendor Group holds, directly or indirectly, in the aggregate, Units and Special Voting Units representing at least 10% of the issued and outstanding Voting Units on a diluted basis, the Vendor Group shall be entitled to appoint one Trustee.

9.10 Successor and Additional Trustee.

The rights of the Trustees to control and administer the Trust and to have the title to the Trust Assets drawn up in their name and all other rights of the Trustees at law shall vest automatically in any person who may hereafter become a Trustee upon his due election or appointment and qualification without any further act and he shall thereupon have all the rights, privileges, powers, authorities, obligations and immunities of the Trustees hereunder. Such rights shall vest in the Trustees whether or not transfer documents have been executed and delivered pursuant to Section 9.5 or otherwise.

ARTICLE 10
CONCERNING THE TRUSTEES

10.1 Powers of the Trustees.

Subject to the terms and conditions of this Declaration of Trust, the Trustees are hereby vested with and will have, without other or further authorization, and free from any power or control on the part of the holders of Voting Units, continuing, full, absolute and exclusive power, control, and authority and discretion over, and management of, the Trust Assets and the affairs and undertaking of the Trust, to the same extent as would the sole legal and beneficial owner of such property, and may, in respect of the Trust Assets, exercise any and all rights, powers and privileges that could be exercised by a legal and beneficial owner thereof without the necessity of applying to any court for leave to do so. Without restricting or limiting the generality of the foregoing, such powers of the Trustees will include the powers enumerated in the ensuing sections of this Article 10 and elsewhere in this Declaration of Trust. In construing the provisions of this Declaration of Trust, the presumption shall be in favour of the powers and authority granted to the Trustees. The enumeration of any specific power or authority herein (including pursuant to Section 10.2) shall not be construed as limiting the general powers or authority or any other specified power or authority conferred herein on the Trustees. To the maximum extent permitted by law, the Trustees shall, in carrying out investment activities, not be in any way restricted by the provisions of the laws of any jurisdiction limiting or purporting to limit investments that may be made by trustees. Without limiting the generality of the foregoing, but subject to Sections 4.1, 10.4 and any other express limitations contained in this Declaration of Trust, the Trustees may make any investments without being required to adhere to all of or any particular portion of the investment criteria or diversification requirements set forth in the *Trustee Act* (Ontario), as amended from time to time and to delegate management and authority to discretionary managers of investment funds as the Trustees in their discretion determine appropriate.

10.2 Specific Powers and Authorities.

Subject only to the express limitations contained in this Declaration of Trust, and in addition to any other powers and authorities conferred by this Declaration of Trust or which the Trustees

may have by virtue of any present or future statute or rule of law, the Trustees, without any action or consent by the Voting Unitholders, will have and may exercise at any time and from time to time the following powers and authorities, which may be exercised by the Trustees in such manner and upon such terms and conditions as they may from time to time determine proper:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to maintain records and provide reports to Voting Unitholders;

(c) to open, operate and close accounts and other similar credit, deposit and banking arrangements and to negotiate and sign banking and financing contracts and agreements;

(d) to obtain security, including encumbrances on assets, to secure the full payment of monies owed to the Trust and the performance of all obligations in favour of the Trust, and to exercise all of the rights of the Trust, and to perform all of the obligations of the Trust, under such security;

(e) to collect, sue for and receive all sums of money or other property or items that are believed due to the Trust;

(f) to exercise and enforce any and all rights of foreclosure, to bid on property on sale or foreclosure, to take a conveyance in lieu of foreclosure with or without paying a consideration thereof and in connection therewith to revive the obligation on the covenants secured by such security and to exercise and enforce in any action, suit or proceeding at law or in equity any rights or remedies with respect to any such security or guarantee;

(g) to effect payment of distributions to the Unitholders as provided in Article 5;

(h) to invest and/ or lend funds of the Trust as provided in Article 4;

(i) to possess and exercise all the rights, powers and privileges pertaining to the ownership of all or any part of the Trust Assets, including the Operating Trust Units and the Notes (if any), to the same extent that any person might, unless otherwise limited herein, and, without limiting the generality of the foregoing, to vote or give any consent, request or notice, or waive any notice, either in person or by proxy or power of attorney, with or without power of substitution, to one or more persons, which proxies and powers of attorney may be for meetings or actions generally or for any particular meeting or action and may include the exercise of discretionary power;

(j) subject to Section 10.4(b), to vote for the nominees of the Trust to serve as Operating Trust Trustees and causing the Operating Trust to vote in favour of the nominees of the Trust as directors of the GP;

(k) where reasonably required, to engage, employ, contract with or retain on behalf of the Trust any persons as agents, representatives, employees or independent contractors (including, without limitation, investment advisors, registrars, underwriters, accountants (including the Operating Trust's or any Voting Unitholder's accountants), lawyers (including the Operating Trust's or any Voting Unitholder's lawyers), appraisers, brokers, consultants, technical advisors, depositaries, custodians, transfer agents or otherwise) in one or more capacities;

(l) except as prohibited by law, to delegate from time to time to the Trust's officers, employees, consultants, agents and other persons, without liability to the Trustees, the doing of such things and the exercise of such powers hereunder as the Trustees may from time to time deem expedient,

so long as any such delegation is not inconsistent with any of the provisions of this Declaration of Trust and subject at all times to the general control and supervision of the Trustees as provided for herein;

(m) to engage in, intervene in, prosecute, join, defend, compromise, abandon or adjust, by arbitration or otherwise, any actions, suits, disputes, claims, demands or other litigation or proceedings, regulatory or judicial, relating to the Trust, the Trust Assets or the Trust's affairs, to enter into agreements therefor, whether or not any suit or proceeding is commenced or claim asserted and, in advance of any controversy, to enter into agreements regarding the arbitration, adjudication or settlement thereof;

(n) to arrange for insurance contracts and policies insuring the Trust, the Trustees, the Trust Assets, the business of the ATS Andlauer Entities, any or all of the Trustees or the Voting Unitholders, consultants or agents of the Trust or any person with whom the Trust has dealings in such amounts as the Trustees deem appropriate and which may cover any and all claims and liabilities of every nature arising by reason of holding or having held Units or Special Voting Units or of holding, being or having held any such office or position, including any and all claims and liabilities of any nature asserted by any person arising by reason of any action alleged to have been taken or omitted by the Trust or by the Trustees or Voting Unitholders, including any action taken or omitted that may be determined to constitute negligence;

(o) to cause legal title to any of the Trust Assets to be held by and/or in the name of a Trustee, or except as prohibited by law, by and/or in the name of the Trust or any other custodian or person, on such terms, in such manner, and with such powers in such person as the Trustees may determine, and with or without disclosure that the Trust or the Trustee is interested therein;

(p) to issue and redeem Units and Special Voting Units (or rights, warrants, convertible securities, options or other securities) pursuant to the terms and conditions of this Declaration of Trust;

(q) to establish places of business of the Trust;

(r) to determine conclusively the allocation to capital, income or other appropriate accounts of all receipts, expenses and disbursements;

(s) to execute, deliver, enter into and perform the obligations of the Trust under the Administration Agreement, the Exchange Agreement, the Securityholders Agreement, the Underwriting Agreement, the Registrar and Transfer Agency Agreement, the Operating Trust Declaration of Trust, the Non-Competition Agreement (as defined in the Prospectus), any Credit Documents and such other agreements as are contemplated by any of the foregoing agreements and documents, the Prospectus or the Offering or are ancillary thereto, to enter into or authorize any amendment, modification, alteration or supplement of or to any such agreement or document, and to do all such acts and things and execute all such agreements and instruments as are necessary or deemed advisable by the Trustees to complete the Offering or as are contemplated by the Prospectus;

(t) to enter into and perform the obligations of the Trust under subordination and other banking arrangements involving persons in which the Trust has directly or indirectly invested (including without limitation the ATS Andlauer Entities), and to do all such acts and things and execute and deliver all such agreements and instruments as are necessary to effect such arrangements;

(u) to use commercially reasonable efforts to do all such acts and things as are necessary to ensure that: the Trust qualifies at all times as a "unit trust" and a "mutual fund trust" pursuant to paragraph 108(2)(a) and subsection 132(6) of the Tax Act.;

(v) in addition to the mandatory indemnification provided for in Section 2.8 and Section 10.9, to indemnify, or enter into agreements with respect to the indemnification of, any person with whom the Trust has dealings, including without limitation the Trustees, any depositary, registrar, transfer agent or escrow agent (including CDS and the Transfer Agent), to such extent as the Trustees shall determine and to the extent permitted by law;

(w) without the approval or confirmation of Voting Unitholders, to enact and from time to time amend or repeal binding by-laws not inconsistent with this Declaration of Trust containing provisions relating to the Trust, the Trust Assets and the conduct of the affairs of the Trust;

(x) without limit as to amount, to issue any type of debt securities or convertible debt securities and to borrow money or incur any other form of indebtedness for the purpose of carrying out the purposes of the Trust or for payment of expenses incurred in connection with the Trust (provided that recourse must in each case be limited to the Trust Assets), and for such purposes may draw, make, execute and issue promissory notes and other negotiable and non-negotiable instruments or securities and evidences of indebtedness, secure the payment of sums so borrowed or indebtedness incurred and mortgage, pledge, assign or grant a security interest in any money owing to or other property of the Trust or engage in any other means of financing the Trust;

(y) to pay or satisfy out of the Trust Assets any debts of or claims against the Trust or the Trust Assets, and to incur and to pay out of the Trust Assets any charges or expenses (including those incurred by others prior to the creation of the Trust) that, in the opinion of the Trustees, are or were appropriate, necessary or desirable for the creation or the affairs of the Trust and that are for the account of the Trust;

(z) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the Trustees in connection with the Trust Assets, undertaking or income of the Trust, or imposed upon or against the Trust Assets in connection with the undertaking or income of the Trust, or any part thereof, and to settle or compromise disputed tax liabilities, and for the foregoing purposes to make such returns, take such deductions, and make such designations, elections, allocations and determinations in respect of Net Income or Net Realized Capital Gains distributed to Unitholders in the year and any other matter as shall be permitted under the Tax Act, and to do all such other acts and things as may be deemed by the Trustees in their sole discretion to be necessary, desirable or convenient;

(aa) to guarantee (as guarantor, surety or co-principal obligor) the payment of any indebtedness, liability or obligation of any person including any of the ATS Andlauer Entities, or the performance of any obligation of any person including any of the ATS Andlauer Entities, and to mortgage, pledge, charge, grant a security interest in or otherwise create an encumbrance upon all or any part of the Trust Assets, including debt or equity securities issued by the ATS Andlauer Entities or any affiliate of the Trust, as the case may be, as security for such guarantee;

(bb) to determine conclusively the value of any or all of the Trust Assets from time to time and, in determining such value, to consider such information and advice as the Trustees in their sole judgment, may deem material and reliable; and

(cc) to do all such other acts and things and execute all such agreements and other instruments as are incidental to the foregoing or as are necessary to give effect to the Offering and the transactions described or contemplated by the Prospectus, and to exercise all powers that are necessary or useful to carry on the purpose and activities of the Trust, to promote or advance any of the purposes or objectives for which the Trust is formed and to carry out the provisions of this Declaration of Trust whether or not herein specifically mentioned.

10.3 Operating Trust Units and Other Securities Held by the Trust.

Subject to the provisions hereof, the Operating Trust Units and other securities held from time to time by the Trustees as part of the Trust Assets may be voted by the Trustees on any matter upon which the holders of such Operating Trust Units or other securities are entitled to vote.

10.4 Restrictions on Trustees' Powers.

The Declaration of Trust provides that the Trust will not vote any securities of the Operating Trust, nor permit the Operating Trust to vote any securities of the GP or ATS Andlauer LP to authorize:

(a) any sale, lease or other disposition of all or substantially all of the direct or indirect assets of the Operating Trust, the GP, ATS Andlauer LP or any of their respective affiliates, except in conjunction with an internal reorganization of any of these entities, as applicable, pursuant to a good faith charge, pledge, mortgage, lien, security interest or other encumbrance granted by the Operating Trust over any assets of the Operating Trust in the ordinary course of business pursuant to any guarantee or any obligation of the Operating Trust, the GP, ATS Andlauer LP or any of their respective affiliates;

(b) any amalgamation, arrangement or other merger of the Operating Trust, the GP, ATS Andlauer LP or any of their respective affiliates, with any other entity, except in conjunction with an internal reorganization of any of these entities, as applicable;

(c) the winding-up or dissolution of the Operating Trust, the GP, ATS Andlauer LP or any of their respective affiliates prior to the end of the term of the Trust except in conjunction with an internal reorganization of these entities, as applicable;

(d) any material amendment to the constating document of any of the Operating Trust, ATS Andlauer LP or the GP to effect any change that would be prejudicial to the Trust or the Unitholders; or

(e) any other matter that, under the Operating Trust Declaration of Trust, requires the approval of the holders of Units by Special Resolution;

without the authorization of the Voting Unitholders by a Special Resolution.

10.5 Banking.

The banking activities of the Trust, or any part thereof, including, but without restricting the generality of the foregoing: the operation of the Trust's accounts; the making, signing, drawing, accepting, endorsing, negotiating, lodging, depositing or transferring of any cheques, promissory notes, drafts, acceptances, bills of exchange and orders for the payment of money; the giving of receipts for orders relating to any property of the Trust; the execution of any agreement relating to any property of the Trust; the execution of any agreement relating to any such banking activities and defining the rights and

powers of the parties thereto; and the authorizing of any officer of such banker to do any act or thing on the Trust's behalf to facilitate such banking activities; will be transacted with such banks, trust companies, or other firms or corporations carrying on a banking or similar business as the Trustees may designate, appoint or authorize from time to time, and will be transacted on the Trust's behalf by one or more officers of the Trust, the Operating Trust or the GP as the Trustees may designate, appoint or authorize from time to time.

10.6 Standard of Care and Duties.

The Trustees, in exercising the powers and authority conferred upon them hereunder, must act honestly and in good faith with a view to the best interests of the Trust and must exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. A Trustee will not be liable in carrying out his or her duties under this Declaration of Trust except in cases where the Trustee fails to act honestly and in good faith with a view to the best interests of the Trust or to exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. The duties and standard of care of the Trustees provided as aforesaid are intended to be similar to, and not to be any greater than, those imposed on a director of a corporation governed by the *Canada Business Corporations Act*. Unless otherwise required by law, the Trustees will not be required to give surety bond or security in any jurisdiction for the performance of any duties or obligations hereunder. The Trustees will not be required to devote their entire time to the investments, business or affairs of the Trust. The Trustees are directed to enter into on behalf of the Trust ,and to the extent required to authorize the other ATS Andlauer Entities to enter into, each of the documents and agreements listed under the heading "Material Contracts" in the Prospectus substantially on the terms described in the Prospectus.

10.7 Fees and Expenses.

As part of the expenses of the Trust, the Trustees may pay or cause to be paid out of the Trust Assets, reasonable fees, costs and expenses incurred in connection with the administration and management of the Trust, including (without limitation) fees of auditors, accountants, lawyers, appraisers and other agents, consultants and professional advisors employed by or on behalf of the Trust, and the cost of reporting or giving notices to Voting Unitholders. All costs, charges and expenses properly incurred by the Trustees on behalf of the Trust will be payable out of the Trust Assets.

10.8 Limitations on Liability of Trustees.

(a) None of the Trustees nor any officers of the Trust or trustees, officers or directors (if any) of the ATS Andlauer Entities will be liable in tort, contract or otherwise to the Trust or any Unitholder, Special Voting Unitholder or former Unitholder or Special Voting Unitholder (in each case whether registered or beneficial) or any other person for: (a) any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed; (b) for any depreciation of, or loss to, the Trust incurred by reason of the sale of any security or other asset; (c) for the loss or disposition of monies or securities; (d) for any action or failure to act of any other person to whom the Trustees have delegated any of their duties under this Declaration of Trust; (e) for any other action or failure to act including, without limitation, the failure to compel in any way any former or acting Trustee to redress any breach of trust, for any failure by the ATS Andlauer Entities to perform obligations or pay monies owed to the Trust or for any failure by any person to perform its duties under or delegated to it under this Declaration of Trust; except for a breach of the obligations in Section 10.6 or for a breach of Section 10.3 or Section 10.4. If the Trustees have retained an appropriate expert or advisor or other person whose profession lends credibility to a statement made by the professional person with respect to any matter

connected with their duties under this Declaration of Trust, the Trustees may in good faith act or refuse to act based on the advice of such expert or advisor or professional person and, notwithstanding any provision of this Declaration of Trust, including, without limitation, the duty of care, diligence and skill set out in Section 10.6, the Trustees will not be liable for any action or refusal to act in good faith based on the advice of any such expert or advisor or professional person where it is reasonable to conclude that such advice is within the expertise of such expert or advisor or professional person to give.

(b) The Trustees and officers of the Trust in incurring any debts, liabilities or obligations, or taking or omitting any other actions for or in connection with the affairs of the Trust are, and will conclusively be deemed to be, acting for and on behalf of the Trust, and not in their own personal capacities. None of the Trustees nor any officer of the Trust will be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgements, costs, charges or expenses (including legal expenses) against or with respect to the Trust or in respect to the affairs of the Trust. No property or assets of the Trustees, owned in their personal capacity or otherwise, will be subject to any levy, execution or other enforcement procedure with regard to any obligations under this Declaration of Trust or under any other related agreements. No recourse may be had or taken, directly or indirectly, against the Trustees in their personal capacity or against any successor, heir, executor, administrator or legal representative of the Trustees. The Trust will be solely liable therefor and resort will be had solely to the Trust Assets for payment or performance thereof.

10.9 Indemnification of Trustees.

(a) Subject to Section 10.9(b), in addition to and without limiting any other protection hereunder or otherwise by law of each person who is, or shall have been, a Trustee, an officer of the Trust, or a trustee, officer or director (if any) of any of the ATS Andlauer Entities (and their respective heirs and legal representatives) (collectively, the "**Indemnified Persons**"), the Trust hereby agrees to indemnify, defend and save harmless the Indemnified Persons out of the Trust Assets, from and against any and all liabilities, losses, claims, damages, penalties, fines, actions, suits, demands, levies, assessments, costs, charges, expenses and disbursements (whether or not involving a third party claim), including legal expenses and including amounts paid to settle an action or satisfy a judgement (collectively, "**Damages**"), which may at any time be suffered by, imposed upon, incurred by or asserted against any of the Indemnified Persons (i) in respect of any civil, criminal or administrative action or proceeding to which the Indemnified Person is made a party by reason of being or having been a Trustee or officer of the Trust or, at the request of the Trust, a trustee, officer or director (if any) of any of the ATS Andlauer Entities and/or (ii) in respect of any and all taxes, penalties or interest in respect of unpaid taxes or other governmental charges imposed upon the Indemnified Person in consequence of his or her performance of his or her duties hereunder. An Indemnified Person will not be entitled to satisfy any right of indemnity or reimbursement granted herein, or otherwise existing under law, except out of the Trust Assets, and no Unitholder, Special Voting Unitholder or other Trustee or officer will be personally liable to any person with respect to any claim for such indemnity or reimbursement.

(b) An Indemnified Person must not be indemnified under Section 10.9(a) in respect of unpaid taxes or other governmental charges or Damages that arise out of or as a result or in the course of his or her failure to act honestly and in good faith with a view to the best interests of the Trust or a ATS Andlauer Entity (as applicable) or out of or as a result of or in the course of his or her failure to exercise that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, or, in the case of a criminal or administrative action or proceeding

that is enforced by a monetary penalty, where the Indemnified Person did not have reasonable grounds for believing that his or her conduct was lawful.

(c) The Trust will indemnify an Indemnified Person for Damages incurred by an Indemnified Person that arise out of or as a result of proceedings by or on behalf of Unitholders and/or Special Voting Unitholders against such Indemnified Person if:

(i) such Indemnified Person acted honestly and in good faith with a view to the best interests of the Trust (or a ATS Andlauer Entity, as applicable);

(ii) such Indemnified Person exercised that degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances; and

(iii) either: (A) such Indemnified Person is not judged by a court or other competent authority to have committed any fault or omitted to do anything that the Indemnified Person ought to have done, or (B) the Trust has the approval of a court to indemnify such Indemnified Person.

(d) The ATS Andlauer Entities may also agree to indemnify the Trustees.

10.10 Exculpatory Clauses in Instruments.

The Trustees must use reasonable means where practicable to inform all persons having dealings with the Trust of the limitation of liability set forth in Section 10.8 and Section 2.8, and must use reasonable means where practicable to cause to be inserted in any written agreement, undertaking or obligation made or issued on behalf of the Trust an appropriate statement of the disavowal and limitation of liability as set forth in Section 10.8 and Section 2.8, but the omission of such statement from any such instrument will not render any Trustee, any Unitholder, Special Voting Unitholder or officer, consultant or agent of the Trust liable to any person, nor will any Trustee or any Unitholder, Special Voting Unitholder or any officer of the Trust be liable to any person for such omission. If, notwithstanding this provision, any Trustee, Unitholder, Special Voting Unitholder or any officer of the Trust is held liable to any other person by reason of the omission of such statement from any such agreement, undertaking or obligation, such Trustee, Unitholder, Special Voting Unitholder or officer will be entitled to indemnity out of the Trust Assets to the full extent of such liability and the costs of any litigation or other proceedings in which such liability has been determined, including without limitation, the fees and disbursements of counsel.

10.11 Conflicts of Interest.

(a) A Trustee or an officer of the Trust who is a party to, or who is a director or officer or an individual acting in a similar capacity of, or has a material interest in, any person who is a party to, a material contract or transaction or proposed material contract or transaction with the Trust, other than the Operating Trust, the GP or any ATS Andlauer Entity, must disclose in writing to the Trust, or request to have entered in the minutes of meetings of Trustees, the nature and extent of such interest.

(b) The disclosure required in Section 10.11(a) must be made:

(i) at the meeting of Trustees at which the proposed material contract or transaction is first considered;

(ii) if the Trustee or officer was not then materially interested in the proposed material contract or transaction, at the first such meeting after he or she becomes so materially interested;

(iii) if the Trustee or officer becomes materially interested after a material contract or transaction is entered into, at the first meeting of Trustees after he or she becomes so materially interested; or

(iv) if a person who is materially interested in a material contract or transaction with the Trust becomes a Trustee or officer, at the first such meeting of Trustees after he or she assumes that capacity.

(c) Notwithstanding Section 10.11(b), where this Section 10.11 applies to any person in respect of a material contract or transaction or proposed material contract or transaction that, in the ordinary course of business of the Trust, would not require approval by the Trustees or Voting Unitholders, such person must disclose in writing to the Trustees, or request to have entered in the minutes of meetings of the Trustees, the nature and extent of his or her interest forthwith after that person becomes aware of the material contract or transaction or proposed material contract or transaction.

(d) A Trustee or officer referred to in this Section 10.11 must not vote on any resolution to approve the material contract or transaction, unless the material contract or transaction relates primarily to his or her remuneration as a Trustee or officer, one for indemnity or insurance, or one with the ATS Andlauer Entities, or any of them, and, for greater certainty, a Trustee complying with this Section 10.11 will not be subject to any liability to the Trust or the Unitholders or Special Voting Unitholders with respect to such contract or proposed material contract as aforesaid. The presence of such Trustees at the relevant meeting shall be counted towards any quorum requirement regardless of any prohibition on voting.

(e) For the purposes hereof, a general notice to the Trustees by a Trustee or an officer of the Trust disclosing that he or she is a director or officer or an individual acting in a similar capacity of, or has a material interest in, any person and is to be regarded as interested in any material contract made or any material transaction entered into with that person is a sufficient disclosure of interest in relation to any contract so made or transaction entered into.

(f) Where any Trustee or officer of the Trust fails to disclose his or her interest in a material contract or transaction in accordance with the provisions hereof, the Trustee or any Unitholder or Special Voting Unitholder, in addition to exercising any other rights or remedies in connection with such failure exercisable at law or in equity, may apply to a court for an order setting aside the material contract or transaction and directing that such Trustee or officer account to the Trust for any profit or gain realized.

(g) Notwithstanding Section 10.11(f) hereof, a Trustee or officer of the Trust is not accountable to the Trust or to the Unitholders or Special Voting Unitholders for any profit or gain realized from such material contract or transaction, and such material contract or transaction will not be void or voidable and may not be set aside, if:

(i) the material contract or transaction is confirmed or approved at a meeting of Trustees duly called for that purpose; and

(ii) the nature and extent of the Trustee's or officer's interest in such contract or transaction is disclosed in reasonable detail in the notice calling the meeting of the Trustees.

(h) Subject to Section 10.11(a), each Trustee, in his or her personal capacity or any other capacity, may buy, lend upon and deal in securities of the Trust and generally may contract and enter into any financial transactions with the Trust without being liable to account for any profit made thereby.

(i) Any Trustee may act as the trustee and/or administrator of any compensation plan (including any equity related compensation plan) for directors, officers, employees or other persons related to the Trust or the ATS Andlauer Entities, and it will not be a conflict of interest under this Declaration of Trust for the Trustee to so act.

10.12 Conditions Precedent.

The obligation of the Trustees to commence or continue any act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding will be conditional upon sufficient funds being available to the Trustees from the Trust Assets to commence or continue such act, action, suit or proceeding or to represent the Trust in any action, suit or proceeding and upon an indemnity reasonably satisfactory to the Trustees to protect and hold harmless the Trustees against the costs, charges and expenses and liabilities to be incurred therein and any loss and damage they may suffer by reason thereof. None of the provisions contained in this Declaration of Trust will require the Trustees to expend or risk their own funds or otherwise incur financial liability in the performance of their duties or in the exercise of any of their rights or powers unless they are given an indemnity and funding satisfactory to the Trustees, acting reasonably.

10.13 Execution of Instruments and Apparent Authority.

(a) Subject to Section 17.11, any instrument executed in the name of the Trust or on behalf of the Trust by any one of the Trustees will constitute and will be deemed to constitute a valid obligation of the Trust enforceable in accordance with its terms. In addition, the Trustees may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or must be signed.

(b) Any person dealing with the Trust in respect of any matters pertaining to the Trust Assets and any right, title or interest therein, or to the Trust or to the Units or Special Voting Units, will be entitled to rely on a certificate, statutory declaration or resolution executed or certified by a Trustee as to the capacity, power and authority of the Trustees, an officer, a consultant or agent of the Trust or any other person to act for and on behalf of and in the name of the Trust. No person dealing with a Trustee or any officer, consultant or agent of the Trust will be bound to see to the application of any funds or property passing into the hands or control of such Trustee, officer, consultant or agent of the Trust. The receipt of a Trustee or of authorized officers, consultants or agents of the Trust, for moneys or other consideration, will be binding upon the Trust.

10.14 Reliance Upon Trustees and Officers.

Any person dealing with the Trust in respect of any matters pertaining to the Trust Assets and any right, title or interest therein or to the Trust or to securities of the Trust shall be entitled to rely on a certificate, statutory declaration or resolution executed or certified by any of the Trustees or any officer of the Trust appointed by the Trustees as to the capacity, power and authority of the Trustees or any other person to act for and on behalf and in the name of the Trust. No person dealing with the Trustees or

officers of the Trust shall be bound to see the application of any funds or property passing into the hands or control of the Trustees or officers of the Trust. The receipt of the Trustees or officers of the Trust for monies or other consideration shall be binding upon the Trust.

ARTICLE 11
AMENDMENT AND MATTERS NOT REQUIRING VOTING UNITHOLDER APPROVAL

11.1 Amendment.

The provisions of this Declaration of Trust may only be amended by the Trustees upon approval of the Voting Unitholders by Special Resolution, provided that the provisions of this Declaration of Trust may be amended by the Trustees without the consent, approval or ratification of the Voting Unitholders or any other person:

(a) prior to Closing; or

(b) at any time for the purpose of:

(i) ensuring continuing compliance and conformity of the Trust, its activities and this Declaration of Trust with applicable laws, regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees, the Trust or any ATS Andlauer Entity;

(ii) providing additional protection, in the opinion of Counsel to the Trustees, for the Unitholders and/or Special Voting Unitholders;

(iii) removing any conflicts or inconsistencies in this Declaration of Trust or making minor changes or corrections that are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders or Special Voting Unitholders;

(iv) making amendments that, in the opinion of the Trustees, are necessary or desirable as a result of changes in taxation laws or policies of any governmental authority having jurisdiction over the Trustees or the Trust; or

(v) for the purpose of ensuring that the Trust continues to qualify as a "mutual fund trust" under the Tax Act,

provided that notwithstanding the foregoing, the Trustees may not amend this Declaration of Trust in a manner that would result in the Trust failing to qualify as a "mutual fund trust" under the Tax Act and provided further that any amendment to this Declaration of Trust that affects the rights or interests of the holders of the Exchangeable Securities or Special Voting Units in a manner or to an extent different from other Voting Unitholders or that affects the rights of the Vendor Group to appoint a Trustee will not be effective unless approved by such holders or the Vendor Group, as the case may be.

11.2 Notification of Amendment.

As soon as practicable after the making of any amendment pursuant to this Article 11, the Trustees will send written notification of the substance of such amendment to each Unitholder and Special Voting Unitholder.

11.3 Matter Not Requiring Voting Unitholder Approval.

For greater certainty, the Trustees may cause or permit the Operating Trust to issue Notes pursuant to and in accordance with the Note Indenture without the consent, approval or ratification of the Voting Unitholders or any other person.

ARTICLE 12
MEETINGS OF VOTING UNITHOLDERS

12.1 Annual and Special Meetings of Voting Unitholders.

(a) Each annual meeting of the Voting Unitholders must be called, commencing in 2006, on a day on or before June 30 in each year, at a time and at a place in Canada set by the Trustees. The business transacted at such meeting will include:

(i) the presentation of the audited financial statements of the Trust for the immediately preceding fiscal year;

(ii) the election of the Trustees for the ensuing year in accordance with Article 9;

(iii) the appointment of Auditors; and

(iv) the transaction of such other business as Voting Unitholders may be entitled to vote upon as herein provided or as may be properly brought before the meeting or as the Trustees may determine.

(b) Special meetings of the Voting Unitholders may be called at any time by the Trustees and must be called by the Trustees upon a written request of one or more Voting Unitholders holding in the aggregate not less than 5% of the Voting Units then outstanding, such request specifying in reasonable detail the business proposed to be transacted at the meeting. Upon receiving the requisition, the Trustees will call a meeting of the Voting Unitholders to transact the business referred to in the requisition, unless:

(i) a record date for a meeting of the Voting Unitholders has already been fixed and notice thereof has been given to each stock exchange in Canada on which the Units are listed for trading;

(ii) the Trustees have already called a meeting of the Voting Unitholders and have given notice thereof pursuant to Section 12.2; or

(iii) in connection with the business as stated in the requisition:

(A) it clearly appears that the matter covered by the requisition is (1) submitted by the Voting Unitholder primarily for the purpose of enforcing a personal claim or redressing a personal grievance against the Trust, the Trustees, the Trust, ATS Andlauer LP or the Voting Unitholders, or (2) does not relate in a significant way to the business or affairs of the Trust;

(B) the Trust, at the Voting Unitholder's request, included a matter covered by a requisition in an information circular relating to a meeting of the Voting Unitholders held within two years preceding the receipt of such request and the

Voting Unitholder failed to represent the matter, in person or by proxy, at the meeting;

(C) substantially the same matter covered by the requisition was submitted to Voting Unitholders in an information circular relating to a meeting of the Voting Unitholders held within two years preceding the receipt of the Voting Unitholder's request and the matter covered by the requisition was defeated; or

(D) the rights conferred by this Section 12.1(b) are being abused to secure publicity.

If the Trustees do not within 21 days after receiving a valid requisition, call a meeting (except where the grounds for not calling a meeting are one or more of those set forth in Section 12.1(b)), any Voting Unitholder who signed the requisition may call the meeting in accordance with the provisions in Article 12, *mutatis mutandis*.

(c) The chairperson of any annual or special meeting will be the Chairman of the Trustees or any other Trustee specified by resolution of the Trustees or, in the absence of any Trustee, any person appointed as chairperson of the meeting by the Voting Unitholder(s) present. The Trustees, the officers of the Trust, the Auditors and any other person approved by the Trustees, the chairperson of the meeting or by resolution passed by a majority of the votes cast by the Voting Unitholder(s) represented at the meeting may attend meetings of the Voting Unitholders.

12.2 Notice of Meetings.

Notice of all meetings of Voting Unitholders will be given by unregistered mail, postage prepaid, addressed to each Voting Unitholder at his or her last address on the Register of the Trust, mailed at least 21 days and not more than 60 days before the meeting. Such notice will specify the time and place of such meeting and will specify the nature of the business to be transacted at such meeting in sufficient detail to permit a Voting Unitholder to form a reasoned judgement thereon, together with the text of any Special Resolution, at the time of mailing of the notice, proposed to be passed at such meeting. Any adjourned meeting may be held as adjourned without further notice. The accidental omission to give notice or the non-receipt of such notice by a Voting Unitholder will not invalidate any resolution passed at any such meeting. Notwithstanding the foregoing, a meeting of Voting Unitholders may be held at any time without notice if all the Voting Unitholders are present or represented thereat or those not so present or represented have waived notice. Any Voting Unitholder (or a duly appointed proxy of a Voting Unitholder) may waive any notice required to be given under the provisions of this Section 12.2, and such waiver, whether given before or after the meeting, will cure any default in the giving of such notice.

12.3 Quorum.

At any meeting of the Voting Unitholders, a quorum will consist of two or more persons present in person either holding personally or representing as proxies in the aggregate at least 10% of the votes attached to all outstanding Voting Units. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting, if called by request of Voting Unitholders, will be terminated (and not adjourned) and, if otherwise called, will stand adjourned to a day not less than 14 days later and to such place and time as may be appointed by the chairperson of the meeting. If at such adjourned meeting a quorum as above defined is not present, the Voting Unitholders present either personally or by proxy will be deemed to form a quorum, and any business may be brought before or dealt with at such an adjourned meeting that might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

12.4 Voting Rights.

Only Voting Unitholders of record will be entitled to vote. Each whole Unit will entitle the holder or holders of that Unit to one vote on a ballot vote at any meeting of Voting Unitholders. Each Special Voting Unit will entitle the holder or holders thereof to that number of votes on a ballot vote at any meeting of Voting Unitholders that is equal to the number of Units into which the Exchangeable LP Unit or Exchangeable Security, as the case may be, to which such Special Voting Unit is attached is, directly or indirectly, exchangeable or convertible. Voting will, unless a ballot vote is demanded, be by a show of hands. A Voting Unitholder or proxyholder may demand a ballot vote either before or after any vote by show of hands. At any meeting of Voting Unitholders, any holder of Voting Units entitled to vote at such meeting may vote by proxy and a proxy need not be a Voting Unitholder, provided that, unless otherwise determined by the Trustees, no proxy will be voted at any meeting unless it has been received by the Transfer Agent (or if none, the Trust) for verification at least 48 hours prior to the commencement of such meeting. When any Voting Unit is held jointly by several persons, any one of them may vote at any meeting in person or by proxy in respect of such Voting Unit, but if more than one of them are present at such meeting in person or by proxy they shall vote as one with respect to the Voting Units jointly held by them. Notwithstanding the foregoing, the Trustees may establish rules for voting at a meeting of Voting Unitholders to be carried out by means of telephone, electronic or other communication facility.

12.5 Resolutions Binding the Trustees.

Voting Unitholders will be entitled to pass resolutions that will bind the Trust or the Trustees only with respect to the following matters:

(a) the election or removal of a Trustee as provided in Article 9 (subject to the provisions of Section 9.2 and 9.9);

(b) any amalgamation, arrangement, other merger or capital reorganization of the Trust, with any other entity, except in conjunction with an Internal Reorganization or the acquisition by the Trust or ATS Andlauer Entities of the securities or assets of another entity;

(c) appointment and removal of nominees of the Trust chosen by Voting Unitholders to serve as trustees of ATSOT, except filling casual vacancies;

(d) the appointment or removal of Auditors as provided in Article 18;

(e) the appointment of an inspector as provided in Section 12.9;

(f) amendments to this Declaration of Trust as provided in Section 11.1;

(g) the exercise of certain voting rights attached to the securities of the Operating Trust or ATS Andlauer LP held directly or indirectly by the Trust, subject to the provisions of any securityholders agreement including, without limitation, the Securityholder Agreement;

(h) the termination of the Trust as provided in Section 15.2;

(i) such other business as the Trustees may determine or as may properly be brought before the Voting Unitholders, including without limitation any matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders for their

approval including, if so required, the ratification of any Unitholders rights plan, distribution reinvestment plan, Unit purchase plan, Unit option plan or other compensation plan; and

(j) the sale, lease or otherwise disposal of all or substantially all of the Trust Assets except as provided in Section 10.4.

Except with respect to the matters set out in this Section 12.5, no action taken by the Voting Unitholders or any resolution of the Voting Unitholders at any meeting will in any way bind the Trust or the Trustees. Any action taken or resolution passed in respect of any matter at a meeting of Voting Unitholders will be by Special Resolution, except for the matters set out in subsections (a), (c), (d) and (g) above and, when applicable, matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Voting Unitholders, which matters may be dealt with by Ordinary Resolution unless the contrary is otherwise expressly provided under any specific provision of this Declaration of Trust.

12.6 Meaning of "Special Resolution".

The expression "Special Resolution" when used in this Declaration of Trust means, subject to Section 12.10, a resolution proposed to be passed as a special resolution at a meeting of Voting Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of this Article at which a quorum is present, which resolution is passed by the affirmative votes of the holders of more than 66 2/3% of the Voting Units represented at the meeting and voted upon such resolution.

12.7 Meaning of "Outstanding".

Every Voting Unit issued, certified and delivered hereunder will be deemed to be outstanding until it is cancelled or delivered to the Trustees or Transfer Agent for cancellation provided that:

(a) when a new certificate has been issued in substitution for a Unit Certificate that has been lost, stolen, mutilated or destroyed, only the later of such Unit Certificates will be counted for the purposes of determining the number of Voting Units outstanding;

(b) for the purpose of any provision of this Declaration of Trust entitling holders of outstanding Voting Units to vote, sign consents, requisitions or other instruments or take any action under this Declaration of Trust, Voting Units owned directly or indirectly, legally or equitably, by the Trust, the Operating Trust or any affiliate thereof will be disregarded, except that:

 (i) for the purpose of determining whether the Trustees will be protected in relying on any such vote, consent, requisition or other instrument or action, only the Voting Units that the Trustees know are so owned will be so disregarded; and

 (ii) Voting Units so owned that have been pledged in good faith other than to the Trust, the Operating Trust or an affiliate thereof will not be so disregarded if the pledgee establishes to the satisfaction of the Trustees the pledgee's right to vote such Voting Units in his or her discretion free from the control of the Trust, the Operating Trust or any affiliate thereof; and

(c) for the purposes of (b), any Trustee, any officer of the Trust, the Operating Trust or the Transfer Agent will provide a certificate that will state the number of Voting Units and the certificate numbers of certificates, if certificates are issued, held by the Trust, the Operating Trust or any

affiliate thereof. The Trustees will be entitled to rely on such certificate in order to disregard the votes of any of the parties mentioned above.

12.8 Record Date for Voting.

For the purpose of determining the Voting Unitholders who are entitled to receive notice of and vote or act at any meeting or any adjournment thereof or for the purpose of any other action, the Trustees may fix a date not more than 60 days and not less than 21 days prior to the date of any meeting of Unitholders as a record date for the determination of Voting Unitholders entitled to receive notice of or to vote at such meeting or any adjournment thereof or to be treated as Voting Unitholders of record for purposes of such other action, and any Voting Unitholder who was a Voting Unitholder at the time so fixed will be entitled to receive notice of and vote at such meeting or any adjournment thereof or to be treated as a Voting Unitholder for purposes of such other action even though the Voting Unitholder has since that time disposed of his or her Voting Units, and no Voting Unitholder becoming such after that time will be so entitled to vote at such meeting or any adjournment thereof or to be treated as Voting Unitholders for purposes of such other action. In the event that the Trustees do not fix a record date for any meeting of Voting Unitholders, the record date for receiving notice of and voting at such meeting will be the date upon which notice of the meeting is given as provided under Section 12.2. This Section 12.8 is subject to Section 6.2(c).

12.9 Appointment of Inspector.

The Trustees must call a meeting of Voting Unitholders upon the written request of Voting Unitholders holding in the aggregate not less than 10% of the Voting Units then outstanding for the purpose of considering the appointment of an inspector to investigate the performance by the Trustees of their responsibilities and duties in respect of the Trust. An inspector may be appointed for such purpose, at the expense of the Trust, at such meeting by a resolution approved by a majority of the votes cast at the meeting. Any such inspector will on reasonable notice have reasonable access during normal business hours to (i) all books, records and accounts of the Trust and the ATS Andlauer Entities, (ii) the Trustees, directors, officers and senior management of the Trust and the ATS Andlauer Entities, and (iii) such financial and operating data and other information with respect to the Trust and the ATS Andlauer Entities as the inspector may reasonably request.

12.10 Resolutions in Writing.

Notwithstanding any other provision of this Declaration of Trust, a resolution in writing circulated to all Voting Unitholders and executed by Voting Unitholders holding more than 50% of the outstanding Voting Units entitled to be voted on such resolution, if such resolution is an Ordinary Resolution, or a resolution in writing circulated to all Voting Unitholders and executed by Voting Unitholders holding more than 66 2/3% of the outstanding Voting Units entitled to be voted on such resolution, if such resolution is a Special Resolution, will be as valid and binding for all purposes of this Declaration of Trust as if such Voting Unitholders had exercised at that time all of the voting rights to which they were then entitled under Section 12.5 or Section 12.6 in favour of such resolution at a meeting of Voting Unitholders duly called for the purpose.

ARTICLE 13
CERTIFICATES AND REGISTRATION OF UNITS AND SPECIAL VOTING UNITS

13.1 Nature of Units and Special Voting Units.

The provisions of this Article 13 will not in any way alter the nature of the Units or the Special Voting Units or the relationship of a Unitholder or Special Voting Unitholder to the Trustees or the relationship of one Unitholder and/or Special Voting Unitholder to another, but are intended only to facilitate the issuance of certificates evidencing the ownership of Units if desirable to issue them to Unitholders and the recording of all transactions in respect of Units, Special Voting Units and Unit Certificates whether by the Trust, securities dealers, stock exchanges, transfer agents, registrars or other persons.

13.2 Book-Entry System.

(a) Subject to Section 13.5 and Section 13.7, registration of interests in and transfers of the Units will be made only through the Book-Entry System. On the Closing Date, and subject to Section 13.5, on any other date upon which Units are issued, the Trust will deliver to CDS one or more Unit Certificates evidencing the aggregate number of Units subscribed for, registered in the name of CDS, or as CDS may otherwise direct (each, a "**Global Unit Certificate**"). Beneficial interests in Units must be purchased, transferred and surrendered for repurchase or redemption through a CDS Participant. All rights of a Beneficial Unitholder of Units must be exercised through, and all payments or other property to which such Beneficial Unitholder is entitled will be made or delivered by, CDS or the CDS Participant through which the Beneficial Unitholder holds such Units. Upon purchase of any Units, the Beneficial Unitholder will receive only the customary confirmation, and no Beneficial Unitholder will receive definitive certificate(s) representing such Beneficial Unitholder's interest therein except as provided in Section 13.5.

(b) No Beneficial Unitholder of Units represented by a Global Unit Certificate will be entitled to a certificate or other instrument from the Trust or CDS evidencing that Beneficial Unitholder's ownership thereof, except as provided in Section 13.5.

(c) Unless and until definitive certificates have been issued to the Beneficial Unitholder pursuant to Section 13.5:

(i) all references herein to actions by, notices given to or by or payments made to Unitholders will refer to actions taken by, or notices given to or by or payments made to CDS, where applicable, upon instruction from the CDS Participants;

(ii) for the purposes of any provision hereof requiring or permitting actions with the consent of or at the direction of Voting Unitholders evidencing a specified percentage of the aggregate Voting Units outstanding, such direction or consent may be given by Beneficial Unitholders, acting through CDS and the CDS Participants owning Voting Units evidencing the requisite percentage of the Voting Units;

(iii) the rights of a Beneficial Unitholder will be exercised only through CDS and the CDS Participants and will be limited to those established by law and agreements between such Beneficial Unitholders and CDS and/or the CDS Participants or upon instruction from the CDS Participants;

(iv) each of the Transfer Agent and the Trustees may deal with CDS for all purposes (including the making of distributions) as the sole holder of the Global Unit Certificate(s) and authorized representative of the respective Beneficial Unitholders and such dealing with CDS will constitute satisfaction or performance, as applicable, towards their respective obligations hereunder, subject to the voting rights of the holders of record of Special Voting Units; and

(v) a Beneficial Unitholder will have no direct rights as against the Trust or the Trustees who may treat CDS as the sole Unitholder.

13.3 Notice to Clearing Agency.

Whenever a notice or other communication is required to be provided to Unitholders, unless and until definitive certificate(s) have been issued to such Unitholders pursuant to Section 13.5, the Trustees and the Transfer Agent will provide all such notices and communications to CDS and CDS will deliver or cause to be delivered such notices and communications to the owners of such Units in accordance with the *Securities Act* (Ontario) and other applicable securities laws (including national policies or other instruments). Notwithstanding the foregoing, notices or other communications to Special Voting Unitholders will be delivered to the registered owners of such Special Voting Units in accordance with the *Securities Act* (Ontario) and other applicable securities laws (including national policies or other instruments).

13.4 Liability.

The Trust, the Trustees and the Transfer Agent will not have any liability for:

(a) records maintained by CDS relating to the beneficial interests in the Units or the book entry accounts maintained by CDS;

(b) maintaining, supervising or reviewing any records relating to such beneficial interests; or

(c) any advice or representation made or given by CDS and made or given with respect to the rules and regulations of CDS, or any action taken or not taken by CDS or the CDS Participants.

13.5 Unit Certificates.

(a) If CDS advises the Trust that it is no longer willing or able to discharge properly its responsibilities as depositary with respect to the Units and the Trust is unable to locate a qualified successor, or the Trust advises CDS in writing that it has elected to terminate the Book-Entry System for the Units, the Trustees will so notify CDS and request that CDS notify all Beneficial Unitholders of the occurrence of any such event and of the availability to Beneficial Unitholders of definitive unit certificate(s). As soon as is reasonably practicable thereafter, upon the surrender by CDS to the Trustees of the Global Unit Certificate(s), the Trust will execute and the Transfer Agent will certify and deliver definitive Unit Certificates, register such certificates in the names of the Beneficial Unitholders (or in such names as the Beneficial Unitholders may instruct) and deliver such certificates in accordance with the instructions of the Beneficial Unitholders and cause the names of such Beneficial Unitholders (or such other persons as the Beneficial Unitholders have instructed) to be entered on the Register. Failing instructions from the Beneficial Unitholder, Units will be registered in the name of the CDS Participant holding such Units on behalf of the Beneficial Unitholder. Neither the Trust nor the Trustees will be liable for any delay in delivery of such instructions. Upon the issuance of Unit Certificate(s), the Trustees

and the Transfer Agent will recognize the registered holders of the Unit Certificate(s) as holders of Units.

(b) Unit Certificates will, subject to the provisions hereof, be in such form as may be authorized from time to time by the Trustees.

If issued, Unit Certificates are issuable only in fully registered form. The definitive form of the Unit Certificates will:

(c) be in the English language;

(d) be dated as of the date of issue thereof;

(i) contain the CUSIP number for the Units; and

(ii) contain such distinguishing letters and numbers as the Trustees shall prescribe.

(e) In the event that the form of Unit Certificate is translated into the French language and any provision of Unit Certificates in the French language is susceptible of an interpretation different from the equivalent provision in the English language, the interpretation of such provision in the English language will be determinative.

(f) Each Unit Certificate will be signed on behalf of the Trustees and the Transfer Agent of such Units. The signature of the Trustees required to appear on such certificate may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid as if they had been signed manually.

13.6 Contents of Unit Certificates.

(a) Until otherwise determined by the Trustees, each Unit Certificate will legibly set forth on the face thereof, *inter alia*, the following:

(i) the name of the Trust and the words "A trust created under the laws of the Province of Ontario by an Amended and Restated Declaration of Trust dated as of August 22, 2005, as amended or amended and restated" or words of like effect;

(ii) the name of the person to whom the Unit Certificate is issued as Unitholder;

(iii) the number and class of Units represented thereby, and that the Units represented thereby are fully paid;

(iv) that the Units represented thereby are transferable;

(v) "The Units represented by this certificate are issued upon the terms and subject to the conditions of the Amended and Restated Declaration of Trust, which Amended and Restated Declaration of Trust is binding upon all holders of Units and, by acceptance of this certificate, the holder assents to the terms and conditions of the Amended and Restated Declaration of Trust. A copy of the Amended and Restated Declaration of Trust pursuant to which this certificate and the Units represented hereby are issued may be obtained by a Unitholder on demand and without fee from the head office of the Trust" or words of like effect.

(vi) "For information as to personal liability of a Unitholder, see the reverse side of this certificate" or words of like effect.

(b) Until otherwise determined by the Trustees, each such certificate will legibly set forth on the face or the reverse side thereof, inter alia, the following:

(i) "The Amended and Restated Declaration of Trust provides that no Unitholder will be subject to any personal liability whatsoever, in tort, contract or otherwise, to any person in connection with the assets of the Trust or the obligations or the affairs of the Trust, and all such persons shall look solely to the assets of the Trust for satisfaction of claims of any nature arising out of or in connection therewith, and the assets of the Trust only shall be subject to levy or execution", or words of like effect; and

(ii) appropriate forms of notice of exercise of the right of redemption and of powers of attorney for transferring Units (which may request the jurisdiction of residence of the beneficial transferees).

(c) The Unit Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Trustees may determine.

13.7 Register of Unitholders and Special Voting Unitholders.

A register of holders of Units and Special Voting Units (the "**Register**") will be kept on behalf of the Trust and will contain the names and addresses of the holders of Units and Special Voting Units, the respective numbers and classes of Units and Special Voting Units held by them, the certificate numbers of certificates, if any, representing such Units and Special Voting Units, and a record of all transfers and redemptions thereof. Registers will be maintained at such office or offices of the Transfer Agent as the Trustees may from time to time designate. Only Unitholders and Special Voting Unitholders whose Units and Special Voting Units are so recorded on the Register will be entitled to receive distributions, if applicable, or to exercise or enjoy the rights of Unitholders and Special Voting Unitholders hereunder. The Trustees will have the right to treat the person registered as a Unitholder or Special Voting Unitholder on the Register as the owner of such Units or Special Voting Units for all purposes, including, without limitation, payment of any distribution, if applicable, giving notice to Unitholders and Special Voting Unitholders and determining the right to attend and vote at meetings of Voting Unitholders. The Trustees will not be bound to recognize any transfer or attempted transfer, pledge or other disposition of a Unit or Special Voting Unit, or any equitable or other claim with respect thereto, whether or not the Trustees have actual or other notice thereof, until such Unit(s) or Special Voting Units have been transferred on the Register as herein provided. Notwithstanding the foregoing, in the event Units are issued in the Book-Entry System, the provisions of Section 13.2 and Section 13.3 shall apply in respect of such Units.

13.8 Transfer Agents and Registrars.

The Trustees will enter into a registrar and transfer agency agreement with the Transfer Agent according to which the Transfer Agent will agree to act as transfer agent and registrar for the Units and the Special Voting Units, and the Trustees may provide for the transfer of Units and Special Voting Units in one or more places within or outside Canada (provided that if such appointments are made, there shall be a transfer agent and registrar within the Province of Ontario). Such Transfer Agent will perform those functions and duties usually performed by transfer agents and registrars of shares of corporations having share capital, including maintaining the Register and all other necessary or appropriate books and records (which may be kept on a computer or similar device) for recording original issues and registering

and transferring and redeeming the Units and the Special Voting Units, and will to the extent practicable monitor the jurisdiction of residence of the beneficial owners of Units and Special Voting Units as set out in Section 14.1. In the event that the agreement with the Transfer Agent is terminated in accordance with its terms, the Trustee may appoint one or more chartered banks or banking institutions, trust companies or other persons to act as registrar and transfer agent upon terms satisfactory to the Trustees. In the case of an original issue of Units or Special Voting Units, the Transfer Agent may rely and act upon the written instruction of the Trustees without inquiry into the receipt by the Trust of, or the sufficiency of, the consideration for such original issue. The Trustees will cause similar registers to be created and maintained by or on behalf of the Trust for other securities issued by the Trust, where appropriate. The Trustees will have no liability for any actions of the Transfer Agent and the Trustees, in relying in good faith upon the Transfer Agent, will be deemed to have complied with their obligations under Section 10.6.

13.9 Lost Certificates.

In the event that any certificate for Units is lost, stolen, destroyed or mutilated, the Trustees may authorize the issuance of a new certificate for the same number of Units in lieu thereof. The Trustees may in their sole discretion, before the issuance of such new certificate, require the Unitholder of the lost, stolen, destroyed or mutilated certificate, or the legal representative of the Unitholder, to make an affidavit or statutory declaration setting forth such facts as to the loss, theft, destruction or mutilation as the Trustees may deem necessary, to surrender any mutilated certificate and shall require the applicant to supply to the Trust a "lost certificate bond" or a similar bond in such reasonable sum as the Trustees or the Transfer Agent may direct indemnifying the Trust for so doing.

ARTICLE 14
OWNERSHIP AND TRANSFER OF UNITS AND SPECIAL VOTING UNITS

14.1 Limitation of Non-Resident Ownership.

In order for the Trust to maintain its status as a mutual fund trust under the Tax Act, the Trust must not be established or maintained primarily for the benefit of Non-residents. Accordingly, for so long as is required by the Tax Act to meet such test, at no time may Non-residents be the beneficial owners of more than 49% of the Units. This 49% limitation will be applied with respect to the issued and outstanding Units of the Trust on both (i) a non-diluted basis and (ii) a fully-diluted basis (the limitation will apply in either case) calculated on the assumption that any Units issuable at the time of calculation to holders of Exchangeable LP Units pursuant to the Exchange Agreement have been issued and are held by holders of Exchangeable LP Units.

If at any time the Trustees, in their sole discretion, determine that it is advisable and in the best interests of the Trust to act so that the Trust continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may take one or more actions including the following:

(a) the Trustees may perform residency searches of Unitholder and beneficial Unitholder mailing address lists and take such other steps as specified by the Trustees, at the cost of the Trust, to determine or estimate, to the extent practicable, the residence of the beneficial owners of Units;

(b) the Trustees may require declarations as to the jurisdictions in which beneficial owners of Units are resident or declarations from Unitholders as to whether such Units are held by or for the benefit of beneficiaries ("**Non-resident Beneficiaries**") that are Non-residents;

(c) the Trustees, following the issuance of a public announcement to such effect, may refuse to accept a subscription for Units from or issue or register a transfer of Units to a person unless the

person provides a declaration that the person is not a Non-resident (or, in the discretion of the Trustees, that the person is not a Non-resident Beneficiary) and does not hold his or its Units for a Non-resident Beneficiary;

(d) the Trustees may place such other limits on Unit ownership by Non-residents as the Trustees may deem necessary in their sole discretion, including unilaterally altering the limit on Non-resident ownership above, to the extent required, in the opinion of the Trustees, to maintain the fund's status as a mutual fund trust; and

(e) if, notwithstanding the foregoing, the Trustees, in their sole discretion, determine that further action is required so that the Trust continues to qualify as a mutual fund trust for purposes of the Tax Act, the Trustees may send a notice to such Unitholders, chosen in inverse order to the order of acquisition or registration or in such manner as the Trustees may consider equitable and practicable, requiring them to sell their Units or a portion thereof within a specified period of not more than 60 days. If the Unitholders receiving such notice have not sold the specified number of Units or provided the Trustees with satisfactory evidence that they are not Non-residents and do not hold their Units for the benefit of Non-resident Beneficiaries within such period, the Trustees may sell such Units on behalf of such Unitholders, and in the interim, the voting and distribution rights attached to such Units shall be suspended. Upon such sale, the affected holders shall cease to be Unitholders and their rights shall be limited to receiving the net proceeds of the sale.

In the situation where it is unclear whether Units are hold for the benefit of Non-resident Beneficiaries, the Trustees may exercise their discretion in determining whether such Units are or are not so held.

Subject to section 10.6, unless and until the Trustees shall have been required to do so under the terms hereof, the Trustees shall not be bound to do or take any proceeding or action with respect to this section 14.1. by virtue of the powers conferred on it hereby. The Trustees shall not be bound to do or take any proceeding or action with respect to this section 14.1 unless and until they have been given written notice of such violation and shall act only as required by this Declaration of Trust once an indemnity is provided. The Trustees shall not be required to actively monitor the foreign holders of the Trust. It is acknowledged that the Trustees cannot monitor the Non-resident holders of the Trust Units given that the Trust Units are registered in the name of CDS. The Trustees shall not be liable for any violation of the Non-resident ownership restrictions contained in this Article 14.1 that may occur during the term of the Trust.

14.2 Transfer of Units.

(a) Units will be, for all purposes of the Trust and this Declaration of Trust, personal and moveable property, and will, subject to Section 14.1, be transferable at any time and from time to time. Transfers of Units will be recorded on the Register and will only become effective when so recorded. If Units are issued in the Book-Entry System, the provisions of Section 13.2 will apply.

(b) Special Voting Units will not be transferable without the contemporaneous transfer of the Exchangeable LP Units or other Exchangeable Securities to which such Special Voting Units are attached, and then only if the Transfer Agent has been furnished with evidence acceptable to it, in its sole discretion, of the transfer of the Exchangeable LP Units or Exchangeable Securities, as applicable, to which such Special Voting Units are attached. Subject to the foregoing, transfers of Special Voting Units will be recorded on the Register and will only become effective when so recorded. Notwithstanding the foregoing, in the event of an offer by any person to purchase Exchangeable LP Units or Exchangeable Securities that is made on identical terms to all

Unitholders, the Special Voting Units to which such Exchangeable LP Units or Exchangeable Securities are attached may be transferred by the registered holder thereof pursuant to such offer without regard to the provisions of this Section 14.2(a).

(c) No transfer of a Unit or Special Voting Unit will be recognized unless such transfer is of a whole Unit or Special Voting Unit, unless otherwise determined by the Trustees.

(d) Subject to the provisions of this Article 14, Units and Special Voting Units will be transferable on the Register only by the Unitholders or Special Voting Unitholders of record thereof or their executors, administrators or other legal representatives or by their agents or attorneys duly authorized in writing, and, with respect to transfers of Units, only upon delivery to the Trust or to the Transfer Agent of the Unit Certificate therefor, properly endorsed or accompanied by a duly executed instrument of transfer or power of attorney and accompanied by all necessary transfer or other taxes imposed by law, together with such evidence of the genuineness of such endorsement, execution and authorization and other matters that may reasonably be required by the Trustees or the Transfer Agent. Upon such delivery the transfer will be recorded on the Register and a new Unit Certificate for the Units transferred will be issued to the transferee and a new Unit Certificate for the balance of Units not transferred will be issued to the transferor.

(e) Subject to the provisions of this Article 14, any person becoming entitled to any Units or Special Voting Units as a consequence of the death, bankruptcy or incompetence of any Unitholder or Special Voting Unitholder, or otherwise by operation of law, will be recorded as the holder of such Units or Special Voting Units and, in the case of Units, will receive a new Unit Certificate therefor, only upon production of evidence satisfactory to the Trustees or the Transfer Agent and, in the case of Units, upon delivery of the existing Unit Certificate to the Trustees or the Transfer Agent, but until such record is made the Unitholder or Special Voting Unitholder of record will continue to be and be deemed to be the holder of such Units or Special Voting Units for all purposes whether or not the Trust, the Trustees or the Transfer Agent have actual or other notice of such death or other event.

(f) Unit Certificates representing any number of Units may be exchanged without charge for Unit Certificates representing an equivalent number of Units in the aggregate. Any exchange of Unit Certificates may be made at the offices of the Trust or the Transfer Agent where the Register is maintained pursuant to the provisions of this Article 14. Any Unit Certificates tendered for exchange shall be surrendered to the Trustees or the Transfer Agent and will then be cancelled.

14.3 Units and Special Voting Units Held Jointly or in a Fiduciary Capacity.

Except as herein provided, the Trustees may treat two or more persons holding any Units or Special Voting Units as joint owners of the entire interest therein, and no entry will be made in the Register or on any certificate that any person is in any manner entitled to any future, limited or contingent interest in any Unit or Special Voting Unit; provided, however, that any person recorded as a Unitholder or Special Voting Unitholder may, subject to the provisions herein contained, be described in the Register or on any certificate as a fiduciary of any kind and any customary words may be added to the description of the holder to identify the nature of such fiduciary relationship, but as set forth in Section 14.4 the same shall not bind the Trust, the Trustees or the Transfer Agent.

14.4 Performance of Trust.

The Trustees, the Trust and the Transfer Agent will not be bound to be responsible for or otherwise inquire into or ensure the performance of any trust, express, implied or constructive, or of any

charge, pledge or equity to which any of the Units or Special Voting Units or any interests therein are or may be subject, or to ascertain or enquire whether any transfer of any such Units or Special Voting Units or interests therein by any such Unitholder or Special Voting Unitholder or by his or her personal representatives is authorized by such trust, charge, pledge, or equity, or to recognize any person as having any interest therein except for the person recorded as Unitholder or Special Voting Unitholder.

14.5 Death or Disability of a Unitholder or Special Voting Unitholder.

The death or disability of a Unitholder or Special Voting Unitholder during the continuance of the Trust will not terminate the Trust or any of the mutual or respective rights and obligations created by or arising under this Declaration of Trust nor give such Unitholder's or Special Voting Unitholder's personal representatives a right to an accounting or to take any action in court or otherwise against other Unitholders or Special Voting Unitholder or the Trustees or the Trust Assets. The death of a Unitholder or Special Voting Unitholder will merely entitle the personal representatives of the deceased Unitholder or Special Voting Unitholder, as the case may be, to demand and receive, pursuant to the provisions hereof, a new certificate for Units in place of the certificate held by the deceased Unitholder or Special Voting Unitholder, as the case may be, if any, and upon the acceptance thereof such personal representatives will succeed to all rights of the deceased Unitholder or Special Voting Unitholder, as the case may be, under this Declaration of Trust.

14.6 Offer for Units.

(a) In this Section 14.6:

(i) "**Dissenting Offeree**" means, where an Offer is made for all the Units, a holder of a Unit who does not accept the Offer, and includes a subsequent holder of a Unit that is the subject of the Offer, including a subsequent holder of Units who acquires such Units upon the conversion or exchange of Exchangeable LP Units or other Exchangeable Securities;

(ii) "**Offer**" means an offer to acquire, directly or indirectly, outstanding Units where, as of the date of the offer to acquire, the Units that are the subject of the offer to acquire, together with the Offeror's Units, constitute in the aggregate 20% or more of all outstanding Units;

(iii) "**offer to acquire**" includes an acceptance of an offer to sell;

(iv) "**Offeror**" means a person, or two or more persons acting jointly or in concert, who makes a Offer;

(v) "**Offeror's Notice**" means the notice described in Section 14.6(d); and

(vi) "**Offeror's Units**" means Units (including all Units issuable to the Offeror upon the exchange or conversion of all Exchangeable LP Units and/or other Exchangeable Securities held by or on behalf of the Offeror) beneficially owned, or over which control or direction is exercise, on the date of an Offer by the Offeror or any affiliate or associate of the Offeror;

(b) In the event of an Offer, any holder of Exchangeable LP Units and/or Exchangeable Securities may, unless otherwise prohibited by the terms and conditions of the Exchangeable LP Units or Exchangeable Securities, convert, exercise or exchange (whether conditionally or otherwise),

such Exchangeable LP Units or Exchangeable Securities, as the case may be, into Units for the purpose of tendering the Units acquired on such conversion, exercise or exchange to such Offer. Such conversion, exercise or exchange, will be conditional upon the taking up by the Offeror of Units pursuant to the Offer.

(c) If an Offer is made for all outstanding Units and, by such Offer, the Offeror agrees to be bound by the provisions of this Section 14.6, and:

(i) within the time provided in the Offer for its acceptance or within 120 days after the date the Offer is made, whichever period is the longer, the Offer is accepted by the holders of at least 90% of the Units (on a fully diluted basis, assuming the exchange of all Exchangeable LP Units and/or other Exchangeable Securities for Units) other than the Offeror's Units; and

(ii) the Offeror has taken up and paid for the Units of the holders of Units who accepted the Offer;

then:

(iii) if any holder of Exchangeable LP Units or other Exchangeable Securities has not either transferred such Exchangeable LP Units or other Exchangeable Securities to the Offeror or elected to convert (whether conditionally or otherwise) such Exchangeable LP Units or other Exchangeable Securities for Units, then the Offeror will be entitled to require the Trust to require the automatic exchange of Exchangeable LP Units or other Exchangeable Securities in accordance with the terms of the Limited Partnership Agreement and the Exchange Agreement;

(iv) the Offeror will be entitled to acquire, and the Dissenting Offerees will be required to sell to the Offeror, the Units held by the Dissenting Offerees on the terms on which the Offeror acquired the Units of the Unitholders who accepted the Offer,

provided that the Offeror complies with Section 14.6(e) and Section 14.6(g).

(d) Where an Offeror is entitled to require the Trust to require the automatic exchange of Exchangeable LP Units or other Exchangeable Securities and/or to acquire Units held by a Dissenting Offeree pursuant to Section 14.6(c), and the Offeror wishes to exercise such right, the Offeror must send by registered mail before the earlier of 60 days after the date of termination of the Offer and 180 days following the date of the Offer a notice (the "**Offeror's Notice**") to the Trust, each holder of Exchangeable LP Units or other Exchangeable Securities and/or and to each Dissenting Offeree stating that:

(i) Holders holding at least 90% of the Units (on a fully diluted basis, assuming the exchange of all Exchangeable LP Units and/or other Exchangeable Securities), other than the Offeror's Units, have accepted the Offer;

(ii) the Offeror has taken up and paid for the Units of the Unitholders who accepted the Offer;

(iii) as applicable, each Exchangeable LP Unit or other Exchangeable Security will be automatically converted or exchanged for Units;

(iv) a Dissenting Offeree must transfer his, her or its respective Units to the Offeror on the terms on which the Offeror acquired the Units of the Unitholders who accepted the Offer within 21 days after the date of the sending of the Offeror's Notice; and

(v) Dissenting Offerees must send the certificates representing their respective Units to the Trust, duly endorsed for transfer, within 21 days after the date of the sending of the Offeror's Notice.

(e) A holder of Exchangeable LP Units or other Exchangeable Securities and/or a Dissenting Offeree to whom an Offeror's Notice is sent pursuant to Section 14.6(d), must, within 21 days after the sending of the Offeror's Notice, as applicable, send the certificate representing his, her or its Units to the Trust, duly endorsed for transfer, if a certificate for such Units has been provided.

(f) Within 21 days after the Offeror sends an Offeror's Notice pursuant to Section 14.6(d), the Offeror must pay or transfer to the Trustees, or to such other person as the Trustees may direct, the cash or other consideration that the Offeror would have had to pay to the Dissenting Offeree had they accepted the Offer in respect of the Units that they continue to hold (including the Units issuable upon the conversion or exchange of any Exchangeable LP Units or other Exchangeable Securities held by the Dissenting Offeree).

(g) The Trustees, or the person directed by the Trustees, must hold in trust for the Dissenting Offerees the cash or other consideration received under Section 14.6(f), but such cash or other consideration shall not form any part of the Trust Assets. The Trustees, or such persons, shall deposit such cash in a separate account in a Canadian chartered bank, and shall place such other consideration in the custody of a Canadian chartered bank or similar institution, for safekeeping.

(h) Within 30 days after the date of the sending of an Offeror's Notice pursuant to Section 14.6(d), the Trustees, if the Offeror has complied with Section 14.6(f), shall:

(i) do or cause to be done all acts and things and execute and cause to be executed all instruments as in the opinion of the Trustees may be necessary or desirable to effect the conversion or exchange of all Exchangeable LP Units or other Exchangeable Securities for Units and shall cause the transfer of the Units of the Dissenting Offerees (including, as applicable, the Units issuable to such Dissenting Offerees upon the conversion of their Exchangeable LP Units or other Exchangeable Securities) to the Offeror;

(ii) send or cause to be sent to each Dissenting Offeree who has complied with Section 14.6(e) the consideration to which such Dissenting Offeree is entitled under this Section 14.6; and

(iii) send or cause to be sent to each Dissenting Offeree who has not complied with Section 14.6(e) a notice stating that:

(A) as applicable, his, her or its Exchangeable LP Units or other Exchangeable Securities have been converted, exercised or exchanged for Units;

(B) his, her or its Units have been transferred to the Offeror;

(C) the Trustees or some other person designated in such notice are holding in trust the consideration for such Units; and

(D) the Trustees, or such other person, will send the consideration to such Dissenting Offeree as soon as practicable after receiving the certificate(s) representing such Dissenting Offeree's Units (or, as applicable, Exchangeable LP Units or other Exchangeable Securities) or such other documents as the Trustees or such other person may require in lieu thereof,

and the Trustees are hereby appointed the agent and attorney of the Dissenting Offeree for the purposes of giving effect to the foregoing provisions.

(i) Subject to applicable law, an Offeror cannot make an Offer for Units unless, concurrent with the communication of the Offer to any Unitholder, a copy of the Offer is provided to the Trust.

(j) For the purposes of giving effect to the provisions hereof, the Trust shall cause the terms, conditions, restrictions, rights and obligations of Exchangeable LP Units or Exchangeable Securities to contain the provisions necessary to give effect to this Section 14.6.

ARTICLE 15
TERMINATION

15.1 Term of Trust.

Subject to the other provisions of this Declaration of Trust, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty Queen Elizabeth II alive on August 22, 2005. For the purpose of terminating the Trust by such date, the Trustees will commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust.

15.2 Termination with the Approval of Voting Unitholders.

The Voting Unitholders may vote by Special Resolution to terminate, liquidate or wind-up the Trust at any meeting of Voting Unitholders duly called by the Trustees for the purpose of considering termination of the Trust, following which the Trustees will commence to wind-up the affairs of the Trust. Such Special Resolution may contain such directions to the Trustees as the Voting Unitholders determine, including a direction to distribute the Operating Trust Units and the Notes (if any), in specie, subject to compliance with any securities or other laws applicable to such distributions.

15.3 Procedure Upon Termination.

Following a Special Resolution by the Voting Unitholders to terminate the Trust, the Trustees will give notice thereof to the Voting Unitholders, which notice will designate the time or times at which Voting Unitholders must surrender their Units and Special Units for cancellation and the date at which the Register will be closed.

15.4 Powers of the Trustees Upon Termination.

After the date on which the Trustees are required to commence winding-up the affairs of the Trust, the Trustees will undertake no activities with respect to the Trust except for the purpose of winding-up the affairs of the Trust and, for this purpose, the Trustees will continue to be vested with and may exercise all or any of the powers conferred upon the Trustees under this Declaration of Trust.

15.5 Sale of Investments.

Following a Special Resolution by the Voting Unitholders to terminate the Trust and the closure of the Register, the Trustees will proceed to wind-up the affairs of the Trust as soon as may be reasonably practicable, and for such purpose may, subject to any direction to the contrary given in respect of a termination authorized under Section 15.2, cause the Trust to fulfil or discharge the contracts of the Trust, perform or cause the Auditor to perform any final audit of the Trust Assets, cause the Trust to collect its assets, sell, convey, assign, exchange, transfer or otherwise dispose of all or any part of the remaining Trust Assets, including the Operating Trust Units and the Notes (if any), to one or more persons in one transaction or a series of transactions at public or private sale for consideration that may consist in whole or in part of cash, securities or other property of any kind, discharge or pay its liabilities, and do all other acts appropriate to liquidate the Trust, and shall in all respects act in accordance with the directions, if any, of the Voting Unitholders (given in respect of a termination authorized under Section 15.2), subject to compliance with applicable laws.

15.6 Distribution of Proceeds or Assets.

After causing the Trust to pay, retire or discharge or make provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and to provide for indemnity against any other outstanding liabilities and obligations, the Trustees will, subject to obtaining all necessary regulatory approvals, distribute the remaining part of the proceeds of the sale of its assets (including, if applicable, the proceeds of the sale of the Operating Trust Units and the Notes (if any) and other securities, if any) among the Unitholders in accordance with their pro rata interests. If the Trust is unable to sell all or any of the assets of the Trust by the date set for termination, the Trustees may, subject to obtaining all necessary regulatory approvals and subject to Section 6.5(e), distribute the remaining assets directly to the Unitholders in accordance with their pro rata interests. The Trustees will have no liability to the Trust or any Unitholder for any amounts received by the Trust or the Unitholders in connection with the liquidation of the Trust, provided that the Trustees act honestly and in good faith and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

15.7 Further Notice to Voting Unitholders.

In the event that less than all of the Voting Unitholders have surrendered their Voting Units for cancellation within six months after the time specified in the notice referred to in Section 15.3, the Trustees will give further notice to the remaining Voting Unitholders to surrender their Voting Units for cancellation and if, within one year after the further notice, all the Voting Units have not been surrendered for cancellation, such remaining Voting Units will be deemed to be cancelled without prejudice to the rights of the holders of Voting Units comprising such Voting Units, if applicable, to receive their pro rata share of the remaining Trust Assets, and the Trustees may either take appropriate steps, or appoint an agent to take appropriate steps, to contact such Voting Unitholders (deducting all expenses thereby incurred from the amounts to which such Voting Unitholders are entitled as aforesaid, if applicable) or, in the discretion of the Trustees, may pay such amounts into court, and/ or deposit such amounts in an account in a chartered bank or similar institution in Canada in the name of such Voting Unitholder, if applicable, for delivery against receipt of Voting Units for cancellation, and the Trust, the Trustees and any representative thereof shall thereupon be released from any and all further liability with respect to such property and thereafter the Voting Unitholder will have no rights as against the Trust, the Trustees or any representative thereof in respect of such property or an accounting therefor.

15.8 Responsibility of the Trustees after Sale and Conversion.

The Trustees will be under no obligation to invest the proceeds of any sale of investments or other assets or cash forming part of the Trust Assets after the date referred to in Section 15.3 and, after such sale, the sole obligation of the Trustees under this Declaration of Trust will be to hold such proceeds or assets in trust for distribution under Section 15.6 or Section 15.7.

ARTICLE 16
SUPPLEMENTAL INDENTURES

16.1 Provision for Supplemental Indentures for Certain Purposes.

The Trustees may, without approval of the Voting Unitholders and subject to the provisions hereof, and they shall, when so directed in accordance with the provisions hereof, execute and deliver indentures or instruments supplemental hereto which thereafter will form part hereof, for any one or more or all of the following purposes:

(a) modifying or amending any provisions of this Declaration of Trust in the circumstances set forth in Section 11.1 where the Trustees may do so without the consent, approval or ratification of the Voting Unitholders or any other person; and

(b) modifying or amending any provisions of this Declaration of Trust where the modification or amendment has been approved by Voting Unitholders.

ARTICLE 17
GENERAL

17.1 Notices.

(a) Any notice or other document required to be given or sent to Voting Unitholders under this Declaration of Trust and any and all other communications to Voting Unitholders will be deemed to have been duly given if sent through ordinary post addressed to each Voting Unitholder at his or her address of record on the Register or by such other method designed to give reasonable general notice thereof as is determined by the Trustees, which may include publication in a newspaper having circulation in Toronto, Canada. Any notice so given will be deemed to have been given on the day following that on which the notice or other communication was posted or, in the case of notice being given by another method determined by the Trustees, on the day specified by the Trustees. In proving notice was posted, it will be sufficient to prove that such letter or circular was properly addressed, stamped and posted.

(b) Any notice, direction or other communication to be given or sent to the Trust shall be in writing and given by delivering or sending it by facsimile to the head office of the Trust or in such other manner as the Trustees may direct. Any such communication will be deemed to have been validly and effectively given (i) if personally delivered, on the date of delivery, (ii) if mailed by registered mail, five days from the date of mailing, (iii) if transmitted by facsimile, on the Business Day following the date of confirmation of transmission, and (iv) if sent by some other manner as directed by the Trustees, upon receipt by the Trust. If any such notice or communication has been mailed and if regular mail service is interrupted by strikes or other irregularities, such notice or communication will be deemed to have been received 48 hours after 12:01 a.m. on the day following the resumption of normal mail service.

17.2 **Failure to Give Notice.**

The failure by the Trustees, by accident or omission or otherwise unintentionally, to give any Voting Unitholder any notice provided for herein will not affect the validity, effect or taking effect of any action referred to in such notice, and the Trustees will not be liable to any Voting Unitholder for any such failure.

17.3 **Joint Holders.**

Service of a notice or document on any one of several joint holders of Voting Units will be deemed effective service on the other joint holders.

17.4 **Service of Notice.**

Any notice or document sent by post to or left at the address of a Voting Unitholder pursuant to this Article will, notwithstanding the death, disability or bankruptcy of such Voting Unitholder, and whether or not the Trustees have notice of such death, disability or bankruptcy, be deemed to have been fully served and such service will be deemed sufficient service on all persons having an interest in the Voting Units concerned.

17.5 **Information Available to Voting Unitholders.**

Each Voting Unitholder has the right to obtain, on demand and without fee, from the head office of the Trust a copy of this Declaration of Trust and any amendments thereto, and will be entitled to examine a list of Voting Unitholders. Any person, on payment of a reasonable fee therefor and after delivering to the Trustees a statutory declaration stating the name and address of such person and that the list will not be used except in connection with (a) an effort to influence the voting of the holders of Voting Units, (b) an offer to acquire, directly or indirectly, Units, or (c) any other matter relating to the Voting Units or the affairs of the Trust, may require the Trustees to furnish a basic list setting out the names of the Voting Unitholders, the number of Voting Units held by them and the address of each Voting Unitholder.

17.6 **Fiscal Year.**

The fiscal year of the Trust will end on December 31 of each year.

17.7 **Financial Disclosure.**

The Trust will send (or make available if sending is not required by law) to Voting Unitholders such consolidated financial statements of the Trust and such other reports as are from time to time required by law, including:

(a) at least 21 days prior to the date of each annual meeting of Voting Unitholders (or such other time period as may be required by applicable law), the annual financial statements of the Trust for the fiscal year ended immediately prior to such annual meeting, together with comparative financial statements for the preceding fiscal year, if any, and the report of the Auditors thereon referred to in Section 18.4; and

(b) within 45 days (or such time period as may be required by applicable law) after the end of each fiscal quarter of the Trust (other than the fourth quarter of each year), unaudited quarterly

financial statements of the Trust for such fiscal quarter, together with comparative financial statements for the same fiscal quarter in the preceding fiscal year, if any.

Such financial statements will be prepared in accordance with GAAP; provided that such statements and the obligations to deliver such statements may vary from such principles to the extent required to comply with applicable securities laws or securities regulatory requirements or to the extent permitted by applicable securities regulatory authorities.

17.8 Voting Unitholder Meeting Information.

Prior to each meeting of Voting Unitholders, the Trust will provide to each Voting Unitholder, together with the notice of the meeting:

(a) a form of proxy which can be used by a Voting Unitholder to appoint a proxy, who need not be a Voting Unitholder, to attend and act at the meeting on behalf of the Voting Unitholder, in the manner and to the extent authorized by the proxy; and

(b) all information required by applicable law.

17.9 Taxation Information.

On or before March 15 in each year, the Trust will provide to Unitholders who received distributions from the Trust in the prior calendar year such information regarding the Trust as is required by Canadian federal and provincial law to be submitted to Unitholders for Canadian income tax purposes to enable Unitholders to complete their Canadian tax returns in respect of the prior calendar year.

17.10 Income Tax Election.

In respect of the first taxation year of the Trust, the Trust will elect pursuant to subsection 132(6.1) of the Tax Act that the Trust be deemed to be a mutual fund trust for the entire year.

17.11 Power of Attorney.

The Trustees hereby grant to the GP a power of attorney constituting the GP, with full power of substitution, as their true and lawful attorney to act on behalf of the Trust with full power and authority in their name, place and stead, and to execute, under seal or otherwise, swear to, acknowledge, deliver, make or file or record when, as and where required, any instrument, deed, agreement or document in connection with carrying out the activities of the Trust in connection with the Offering including, without limitation, to execute, on the Trust's behalf, the Preliminary Prospectus, the Prospectus, the Underwriting Agreement, the Administration Agreement, the Exchange Agreement, the Registrar and Transfer Agency Agreement, the Operating Trust Declaration of Trust, the Credit Documents and such other agreements, documents, certificates and other writings as are required or contemplated by the Prospectus, the Offering or this Declaration of Trust.

17.12 Binding Effect of Resolutions.

Every resolution passed in accordance with the provisions of this Declaration of Trust at a meeting of Voting Unitholders will be binding upon all of the Voting Unitholders, whether present at or absent from such meeting, and each and every Voting Unitholder will be bound to give effect accordingly to every such resolution.

17.13 Execution of Instruments.

Any two Trustees shall have the authority to sign in the name of and on behalf of the Trust all instruments in writing and any instruments in writing so signed shall be binding upon the Trust without any further authorization or formality. For greater certainty, the foregoing shall not limit in any way the power of the Trustees to delegate to any person or persons the authority to sign in the name of and on behalf of the Trust any specific instrument or any instruments in writing generally including, to any single Trustee or to the GP.

ARTICLE 18
AUDITORS

18.1 Qualification of Auditors.

The Auditors will be an independent recognized firm of chartered accountants that has an office in Canada.

18.2 Appointment of Initial Auditors.

Deloitte & Touche LLP are appointed as the initial auditors of the Trust, to hold such office until the first annual meeting of the Voting Unitholders. The Auditors will be selected at each succeeding annual meeting of Voting Unitholders. The Auditors will be entitled to receive such remuneration as may be approved by the Trustees.

18.3 Change of Auditors.

The Auditors may at any time resign or be removed by the Trustees for good reason or with the approval of a majority of the votes cast at a meeting of Voting Unitholders duly called for the purpose and, upon the resignation or upon the removal of Auditors as aforesaid, new Auditors may be appointed by a majority of votes cast at a meeting duly called for the purpose or, in the absence of such meeting, by the Trustees.

18.4 Report of Auditors.

The Auditors will audit the accounts of the Trust, and a report of the Auditors with respect to the annual financial statements of the Trust will be provided to each Voting Unitholder with the annual financial statements referred to in Section 17.7.

ARTICLE 19
DELEGATION OF POWERS

19.1 Delegation of Powers.

Without limitation of Sections 8.11, 10.2(k), 10.2(l) or 19.2, the Trustees may appoint from among their number one or more individuals and may, subject to applicable laws and to any express provision hereof to the contrary, delegate to such individuals any of the powers of the Trustees, without liability to the Trustees. The Trustees may also, subject to applicable laws and to any express provision hereof to the contrary, delegate such powers to such of the officers of the Trust (or to other persons as the Trustees may deem appropriate), without liability to the Trustees, as they, in their sole discretion, may deem necessary or desirable, and define the scope of and manner in which such powers will be exercised by such persons as they may deem appropriate, without regard to whether or not such authority is

normally granted or delegated by trustees, subject, however, to the overall supervision and control of the Trustees.

19.2 The GP.

(a) Without limitation of Sections 8.11, 10.2(k), 10.2(l) or 19.1, except as expressly prohibited by applicable law, the Trustees may grant or delegate to the GP, without liability to the Trustees, such authority and such powers as the Trustees may in their sole discretion deem necessary or desirable to effect the actual administration of the duties of the Trustees under this Declaration of Trust, without regard to whether or not such authority is normally granted or delegated by trustees. The Trustees may grant broad discretion to the GP to administer and manage the day-to-day operations of the Trust, to act as agent for the Trust, to execute documents on behalf of the Trust and to make executive decisions that conform to general policies and general principles set forth herein or previously established by the Trustees. The GP will have the powers and duties expressly provided for herein and in any administration or support agreement (including the Administration Agreement) including the power to retain and instruct such appropriate experts or advisors to perform those duties and obligations herein that it is not qualified to perform (and the GP will notify the Trustees of the name of the person or persons retained or instructed and the terms and conditions thereof). The Trustees may enter into the Administration Agreement (and any amendment, modification, alteration or supplement thereof or thereto) and, subject to Section 10.11, any other contract with the GP relating to the GP's authority, term of appointment, compensation and any other matters deemed desirable by the Trustees.

(b) The Trustees will have no liability or responsibility for any actions of the GP hereunder or under the Administration Agreement and the Trustees, in relying upon the GP, will be deemed to have complied with their obligations under Section 10.6 hereof.

ARTICLE 20
MISCELLANEOUS

20.1 Counterparts.

This Declaration of Trust may be executed in several counterparts (including by facsimile), and all such counterparts taken together will be deemed to constitute but one and the same instrument.

20.2 Severability.

If any provision of this Declaration of Trust is held invalid or unenforceable in any jurisdiction, such invalidity or unenforceability will attach only to such provision in such jurisdiction and will not in any manner affect or render invalid or unenforceable such provision in any other jurisdiction or any other provision of this Declaration of Trust in any jurisdiction.

20.3 Language.

Les parties aux presentes ont exiges que la presente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en decouleront soient rediges en la langue anglaise. The parties hereto have required that this Declaration of Trust and all documents and notices resulting herefrom be drawn up in English.

20.4 Governing Law.

This Declaration of Trust will be governed by and interpreted and enforced and administered in accordance with the laws of Ontario and the federal laws of Canada applicable therein. Each of the parties irrevocably attorns and submits to the non-exclusive jurisdiction of the Courts of Ontario.

20.5 Counsel Acting For More Than One Party.

Each of the parties has been advised and acknowledges that Burnet, Duckworth & Palmer LLP is acting as counsel to and jointly representing more than one of the parties (each a "**Client**" and, collectively, "**Clients**") and, in this role, information disclosed to Burnet, Duckworth & Palmer LLP by one Client will not be kept confidential and shall be disclosed to all Clients and each of the parties consents to Burnet, Duckworth & Palmer LLP so acting. In addition, should a conflict arise between any Clients, Burnet, Duckworth & Palmer LLP may not be able to continue to act for any of such Clients.

IN WITNESS WHEREOF the parties have executed this Amended and Restated Declaration of Trust.

TRUSTEES:

"Jeff Oke"	*"Michael Andlauer"*
Witness:	**MICHAEL ANDLAUER**

INITIAL UNITHOLDER:

"Maureen McCormick"	*"William S. Maslechko"*
Witness:	**WILLIAM S. MASLECHKO**

ATS ANDLAUER INCOME FUND

SECURITYHOLDERS AGREEMENT

September 30, 2005

BURNET, DUCKWORTH & PALMER LLP

TABLE OF CONTENTS

SECURITYHOLDERS AGREEMENT

THIS SECURITYHOLDERS AGREEMENT is made as of the 30th day of September, 2005.

AMONG:

ATS ANDLAUER INCOME FUND, a trust established under the laws of the Province of Ontario (the "**Fund**")

AND

ATS ANDLAUER OPERATING TRUST, a trust established under the laws of the Province of Ontario (the "**Trust**")

AND

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Manitoba (the "**Partnership**")

AND

ATS ANDLAUER TRANSPORTATION SERVICES GP INC., a corporation incorporated under the *Canada Business Corporations Act* (the "**GP**")

AND

ATS ANDLAUER TRANSPORTATION SERVICES INC., a corporation incorporated under the *Canada Business Corporations Act* (the "**Vendor**")

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, sufficiency of which is hereby acknowledged by each of the parties to this Agreement the parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, capitalized terms used but not defined herein have the meaning attributed to them in the Fund Declaration of Trust, and:

(a) "**Act**" means the *Canada Business Corporations Act*, as the same may be amended from time to time and any successor legislation thereto, except where otherwise expressly provided;

(b) "**Acquisition Agreement**" means the acquisition agreement dated September 30, 2005 between the Partnership and the Vendor, as the same may be amended or supplemented from time to time;

(c) "**Affected Securities**" has the meaning ascribed thereto in Section 3.4(a);

(d) "**affiliate**" means an "**affiliate**" within the meaning of Section 1.2 of Ontario Securities Commission Rule 45-501 - Exempt Distributions promulgated under the *Securities Act* (Ontario) as in effect on the date hereof;

(e) "**Agreement**" means this Securityholders Agreement and all schedules, if any, attached to this Agreement, in each case as they may be supplemented or amended from time to time, and the expressions "hereof", "herein", "hereto", "hereunder", "hereby" and similar expressions refer to this Agreement;

(f) "**annuitant**" has the meaning ascribed thereto in Section 1.10(b);

(g) "**Arm's Length**" has the meaning given to such term in the *Income Tax Act* (Canada);

(h) "**associate**" has the meaning ascribed thereto in the *Securities Act* (Ontario) at the date of this Agreement;

(i) "**Board of Directors**" or "**Board**" means the board of directors of the GP;

(j) "**Business**" means the business carried on by the Partnership and its subsidiaries immediately following the Effective Date;

(k) "**Business Day**" means any day on which commercial banks are open for business in Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in the City of Toronto, Ontario;

(l) "**Closing**" has the meaning ascribed to such term in the Acquisition Agreement;

(m) "**Debt**" means at a particular time, without duplication, (i) any indebtedness for borrowed money or issued in substitution for or exchange of indebtedness for borrowed money or (ii) any indebtedness evidenced by any note, bond, debenture or other debt security;

(n) "**Designated Securities**" has the meaning ascribed to such term in Section 3.4;

(o) "**diluted basis**" means, with reference to the Units of the Fund that are issued and outstanding at any time, means all of the Units that are issued and outstanding at such time after giving effect to the issue of Units upon the exchange of all issued and outstanding Exchangeable LP Units pursuant to the Exchange Agreement or otherwise;

(p) "**Effective Date**" means the date hereof;

(q) "**Exchange Agreement**" means the exchange agreement dated September 30, 2005 between the Fund, the Trust, the GP, the Partnership and the Vendor, as the same may be amended or supplemented or restated from time to time;

(r) "**Exchangeable LP Units**" means the exchangeable limited partnership units of the Partnership as constituted pursuant to the Partnership Agreement;

(s) "**Exchangeable Security**" has the meaning ascribed to such term in the Fund Declaration of Trust;

(t) "**Existing Shareholders**" means Andlauer Management Group Inc. and Clarke Inc.;

(u) **"Fund Declaration of Trust"** means declaration of trust pursuant to which the Fund is governed, as amended or supplemented or restated from time to time;

(v) **"Fund Equity"** has the meaning ascribed to such term in Section 3.4;

(w) **"Governmental Entity"** means any applicable (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental body exercising (with proper jurisdiction) any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including any stock exchange;

(x) **"GP Shares"** means the common shares of the GP;

(y) **"LP Units"** means, collectively, the Ordinary LP Units and the Exchangeable LP Units;

(z) **"Number of Outstanding Units"** in respect of any Person and at any time means the number of the issued and outstanding Units held or controlled directly or indirectly by such Person at such time after giving effect to the issue to such Person of Units upon the exchange of all issued and outstanding Exchangeable LP Units held or controlled directly or indirectly by such Person at such time;

(aa) **"Ordinary LP Units"** means the ordinary limited partnership units of the Partnership as constituted pursuant to the Partnership Agreement;

(bb) **"Parties"** means the Fund, the Trust, the Partnership, the GP and the Vendor and any other Person that becomes a party to this Agreement, and **"Party"** means any one of them;

(cc) **"Partnership Agreement"** means the limited partnership agreement pursuant to which the Partnership is governed, as the same may be amended or supplemented or restated from time to time;

(dd) **"Percentage of Outstanding Units"** in respect of any Person and at any time means the percentage of the issued and outstanding Units, on a diluted basis, held or controlled directly or indirectly by such Person at such time;

(ee) **"Person"** means any individual, partnership, limited partnership, limited liability company, joint venture, syndicate, sole proprietorship, company or corporation with or without share capital, unincorporated association, trust, trustee, executor, administrator or other legal personal representative, regulatory body or agency, government or governmental agency, authority or entity however designated or constituted;

(ff) **"Prospectus"** means the final prospectus dated September 22, 2005 filed with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the Fund's initial public offering of Units;

(gg) **"Selling Party"** has the meaning ascribed thereto in Section 3.5(a);

(hh) **"Shareholder"** means Persons who are, or become, a shareholder of the GP from time to time;

(ii) **"Shareholder Documents"** has the meaning ascribed thereto in Section 1.4;

(jj) "**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Ontario) at the date of this Agreement;

(kk) "**Tag-Along Notice**" has the meaning ascribed thereto in Section 3.5(a);

(ll) "**Tagging Notice**" has the meaning ascribed thereto in Section 3.5(b);

(mm) "**Third Party**" has the meaning ascribed thereto in Section 3.5(a);

(nn) "**Third Party Offer**" has the meaning ascribed thereto in Section 3.5(a) and includes a direct or indirect offer to acquire LP Units or the direct or indirect acquisition of securities, as the case may be;

(oo) "**Transfer**" includes, in reference to any securities, (i) any transfer of such securities, directly or indirectly, by operation of law, by court order, by judicial process, or by foreclosure, levy or attachment, (ii) any sale, assignment, gift, donation, redemption, conversion or other disposition of such securities, directly or indirectly, pursuant to an agreement, arrangement, instrument or understanding by which legal title to or beneficial ownership of such securities passes from one Person to another Person or to the same Person in a different legal capacity, whether or not for value, and (iii) the granting, directly or indirectly, of any mortgage, charge, pledge, encumbrance or grant of security interest, and in each case any agreement to effect any of the foregoing; and the words "**Transferred**", "**Transferring**" and similar words have corresponding meanings.

(pp) "**Trust Declaration of Trust**" means the declaration of trust pursuant to which the Trust is governed, as the same may be amended or supplemented or restated from time to time;

(qq) "**Trust Trustees**" means, at any time, the individuals who are, in accordance with the Trust Declaration of Trust, the trustees of the Trust at such time;

(rr) "**Trustees**" means, at any time, the individuals who are, in accordance with the Fund Declaration of Trust, the trustees of the Fund at such time;

(ss) "**Unitholders**" has the meaning ascribed thereto in Section 1.10;

(tt) "**Units**" means trust units of the Fund authorized and issued in accordance with the Fund Declaration of Trust and for the time being outstanding and entitled to the benefits thereof, other than special voting units;

(uu) "**Vendor Group**" means, collectively, the Vendor and any Existing Shareholder and any shareholder, associate or affiliate of the Vendor or an Existing Shareholder including any family member of a shareholder of the Vendor or an Existing Shareholder and any company, trust or other entity owned by or maintained for the benefit of any such Person;

(vv) "**Vendor Nominee**" has the meaning ascribed thereto in Section 5.4; and

(ww) "**Vendor**" means ATS Andlauer Transportation Services Inc.

1.2 Reference to Securities of a Party

Any reference in this Agreement to any security of any Party is a reference to such security of such Party at the date hereof and includes any shares or securities into which such security is converted or changed or which result from a consolidation, subdivision, reclassification, stock splits, stock dividends, recapitalization or redesignation of such security, any securities which are received as a stock dividend or distribution payable in securities of such Party, any security received on the exercise of any option, warrant or other similar right and any security received as a result of an amalgamation, merger, arrangement or other reorganization of or including such Party, and where the context permits includes any instrument of such Party that is convertible into, exchangeable for or exercisable for such security or evidences the right to acquire such security.

1.3 Currency

All amounts in this Agreement are stated and will be paid in Canadian currency.

1.4 Entire Agreement

This Agreement, the Acquisition Agreement, the Exchange Agreement, the Fund Declaration of Trust, the Trust Declaration of Trust and the Partnership Agreement (collectively, the "**Shareholder** Documents") constitute the entire agreements between or among the Parties pertaining to the subject matter of this Agreement. There are no warranties, conditions, or representations (including, without limitation, any that may be implied by statute) and there are no agreements in connection with such subject matter except as specifically set forth or referred to in the Shareholder Documents. No reliance is placed on any warranty, representation, opinion, advice or assertion of fact made either prior to, contemporaneous with, or after entering into this Agreement, or any amendment or supplement thereto, by any Party or its trustees, directors, officers and agents, to any other Party or its trustees, directors, officers and agents except to the extent that the same has been reduced in writing and included as a term of the Shareholder Documents, and none of the Parties has been induced to enter into this Agreement or any amendment or supplement by reason of any such warranty, representation, opinion, advice or assertion of fact. Accordingly, there will be no liability, either in tort or in contract, assessed in relation to any such warranty, representation, opinion, advice or assertion of fact, except to the extent contemplated above.

1.5 Waiver

No waiver of any provision of this Agreement will constitute a waiver of any other provision nor will any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

1.6 Unanimous Shareholders Agreement

This Agreement constitutes a unanimous shareholder agreement with respect to the GP. Each Party that is a Shareholder agrees to take all such actions as are necessary or desirable including, without limitation, causing meetings to be held, voting GP Shares held by such Party from time to time, resolutions to be passed, by-laws to be made and confirmed, documents to be executed and all other things and acts to be done, so as to give effect to this Agreement.

1.7 Paramountcy

Except as otherwise specifically provided herein, the provisions of this Agreement supersede those of each of the Partnership Agreement and the articles and by-laws of the GP to the extent of any conflict or inconsistency.

1.8 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or section of this Agreement.

1.9 Interpretation

Words importing the singular number only shall include the plural and vice versa. Words importing gender shall include all genders. Where the word "**including**" or "**includes**" is used in this Agreement it means "**including without limitation**" or "**includes without limitation**", respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

1.10 Acts of the Fund, the Trust, the Trustees and the Trust Trustees and General Limitation of Liability

(a) Where any reference is made herein to an act to be performed by, for or on behalf of the Fund or the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, for or on behalf of the Trustees or Trust Trustees, in their capacity as trustees of the Fund or the Trust, as the case may be, and where any reference is made herein to an act to be performed by, for or on behalf of the Trustees or Trust Trustees, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, for or on behalf of the Trustees or Trust Trustees in their capacity as trustees of the Fund and the Trust, respectively.

(b) The Parties acknowledge that the Trustees and Trust Trustees are entering into this Agreement solely in their capacity as trustees, on behalf of the Fund and Trust, respectively, and the obligations of the Fund and/or Trust hereunder shall not be personally binding upon the Trustees, Trust Trustees, any of the holders of Units ("**Unitholders**"), any of the holders of trust units of the Trust (other than the Fund) or any annuitant under a registered retirement savings plan, registered retirement income fund or deferred profit sharing plan of which a Unitholder or holder of trust units of the Trust acts as trustee or carrier ("**annuitant**") and that any recourse against the Fund, the Trust, the Trustees, the Trust Trustees, any Unitholder, any holder of trust units of the Trust (other than the Fund) or any annuitant in any manner in respect of any indebtedness, obligation or liability of the Fund and/or Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the assets of the Fund or the assets of the Trust, as the case may be.

(c) The Parties acknowledge that the Partnership is a limited partnership formed under the laws of the Province of Manitoba, a limited partner of which is liable for any liabilities or losses of the Partnership only to the extent of the amount that such limited partner has contributed, or agreed to contribute, to the capital of the Partnership and such limited partner's pro rata share of any

undistributed income. The Parties further acknowledge that the GP is the general partner of the Partnership authorized and entitled to act on behalf of the Partnership.

1.11 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, the action will be required to be taken on the next succeeding Business Day.

1.12 Calculation of Holdings

For the purposes of this Agreement, (i) each of the Parties (other than the Vendor) will be entitled to rely on the registers of Unitholders maintained by or on behalf of the Fund in determining the aggregate number of Units held or controlled by the Vendor Group, and (ii) the Vendor Group will be deemed to hold and control only those Units registered in the name of (a) a Vendor, or (b) another member of the Vendor Group provided that such other member shall have provided the Fund with written evidence satisfactory to the Fund, acting reasonably, that such other member is an associate, affiliate or shareholder of the Vendor or a family member of a shareholder thereof or a company, trust or other entity owned or maintained for the benefit of such Person.

1.13 Schedule

The following schedule attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it:

Schedule "A" – Securityholders

ARTICLE 2
GOVERNANCE

2.1 Board of the GP

The number of directors comprising the Board be the same as the number of Trustees from time to time and the Board shall consist of the same individuals who are the Trustees from time to time. The Trust shall vote its Common Shares from time to time to cause the election of the Trustees to the Board of Directors.

2.2 Quorum

The required quorum for meetings of the Board is three directors. If a quorum is not achieved on the date and time on which notice of a meeting has been duly provided in accordance with the by-laws of the GP, then this quorum requirement shall not apply at the next succeeding date and time for which notice of a meeting is so given.

2.3 Subsidiary Boards

The board of directors of each subsidiary of the Partnership will be constituted in the manner from time to time determined by the Board.

2.4 Board Committees

The Board may establish such committees as it determines appropriate from time to time.

2.5 Notice of Directors Meeting

At least 48 hours notice of any meeting of the Board shall be given to the directors by the GP or a director, by written notice sent by personal delivery, mail, fax or e-mail to each director at the address provided to the GP or by any other means of communication in common usage, unless all of the directors shall consent to any shorter period of notice. A director may waive notice of a meeting of directors and attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. Such notice shall state the time when and the place where the meeting is to be held, and shall state briefly the general nature of the business to be transacted at the meeting, and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed.

2.6 Voting

Except as otherwise required by this Agreement, all questions arising at any meeting of the Board of Directors or otherwise required to be determined or approved by the Board of Directors shall be decided by a majority of the directors present and entitled to vote on the resolution at a meeting or by written resolution signed by all of the directors. Any proposed resolution not approved in accordance with the foregoing shall be deemed to have been defeated. Each director shall be entitled to a single vote.

2.7 Officers

The GP will have such officers as the Board may determine from time to time. The following individuals will be the initial officers of the GP:

Michael Andlauer	–	President and Chief Executive Officer
Brian Mascarenhas	–	Vice-President Finance and Chief Financial Officer
C. Robert Brogan	–	Senior Executive Vice-President
Michel Lunardi	–	Vice-President, Eastern Operations and Sales
Terry Jessup	–	Senior Vice-President, Ontario Operations and Sales
Marcus Pryce-Jones	–	Vice-President, Western Operations and Sales

2.8 Remuneration of Directors

The compensation of the members of the Board will be determined from time to time by the Board, upon the recommendation of the compensation and corporate governance committee of the Board. The initial compensation for each director of the GP who is not a full time executive officer of the GP will be \$20,000 per year and \$1,250 per meeting for attending meetings of the Board and committee meetings of the Board. In addition, each director who serves as the chair of a committee of the Board will receive additional compensation of \$5,000 per year. The chair of the Board will receive an additional \$10,000 per year in respect of his chair duties. Notwithstanding the foregoing, except for the additional \$10,000 per year to be paid to the chair of the Board, no compensation will be paid to directors who are also Trustees or Trust Trustees, and who are compensated by the Fund or any other party for such duties, directors who are Vendor Nominees or directors who are employees of the GP. All directors, including directors who are also Trustees or Trust Trustees, who are Vendor Nominees or who are employees of the GP, will be reimbursed for all reasonable out-of-pocket expenses for attending meetings of the Board and Board committees.

2.9 Meetings of Shareholders

Meetings of Shareholders may be called by any two directors of the GP upon not less than ten Business Days' notice.

2.10 Casting Vote

The Chairman of any meeting of the Board or any committee of the Board will not have a casting vote.

ARTICLE 3
GENERAL MATTERS RELATING TO THE HOLDING OF GP SHARES AND PERMITTED TRANSFERS

3.1 Prohibition on Transfers

Except for a Transfer as contemplated in paragraph (iii) of the definition of Transfer, a Transfer to a Person who is a Party to this Agreement or a Transfer pursuant to the Exchange Agreement, before a Transfer of a LP Unit or GP Share by any Party, the Transferee of such LP Unit or GP Share, as the case may be, must agree to be bound by this Agreement and upon such transfer will assume the benefits and obligations of the Transferring Party hereunder.

3.2 No Registration of Transfer Unless in Accordance with this Agreement

Each of the Parties agrees that no Transfer of any LP Unit or GP Share is permitted by any holder of such LP Unit or GP Share except in accordance with the provisions of this Agreement or the Exchange Agreement.

3.3 Notation on Share Certificates.

In addition to any legends required pursuant to applicable laws, all share certificates representing GP Shares shall have a statement in substantially the following form conspicuously noted thereon until such time as the GP Shares represented by such certificates are no longer subject to the provisions of this Agreement:

> "There are restrictions on the right to transfer the shares represented by this certificate. In addition, such shares are subject to a securityholders' agreement dated the 30th day of September, 2005 between the Fund, the Trust, the Partnership, the GP and the Vendor (as defined therein), as the same may be amended from time to time, and may not be pledged, sold or otherwise transferred except in accordance with the provisions thereof."

3.4 Vendor Group Pre-Emptive Right to Securities

So long as the Percentage of Outstanding Securities held by the Vendor Group is at least 10%, except pursuant to the Exchange Agreement, no Debt and no Units, Trust Units, additional LP Units or other equity securities including securities of any other subsidiary of the Fund (collectively with the Fund, a "**Fund Entity**") convertible into or exchangeable for Units, Trust Units, LP Units, or other equity securities, or options, rights, warrants or other similar securities of a Fund Entity to acquire or

purchase Units, LP Units or other equity securities (collectively, "**Designated Securities**") will be issued at any time after the date hereof except upon compliance with the following provisions:

(a) If a Fund Entity proposes to issue Debt to a Shareholder or Designated Securities to any Person (the "**Affected Securities**"), the Fund Entity will offer to the Vendor Group the opportunity to participate in the issuance as nearly as may be in proportion to the number of Units held by them respectively on a diluted basis at the date of the offer at the subscription price as determined by the Trustees. Such offer will be made in writing by the Fund to the Vendor Group. The offer will contain a description of the terms and conditions relating to the Affected Securities and will state the price at which the Affected Securities are offered and the date on which the purchase of Affected Securities by the Vendor Group is to be completed and will state that any member of the Vendor Group may subscribe for the Affected Securities only by giving notice of the exercise of the subscription right to the GP within 10 Business Days after the date of receipt of the offer by the Vendor Group. The offer will also state that any member of the Vendor Group who wishes to subscribe for a number of Affected Securities less than or in excess of his proportion will, in his notice of subscription, specify the number of Affected Securities less than or in excess of such proportion that he wishes to purchase. If all the members of the Vendor Group do not subscribe for their full respective proportion, the unsubscribed Affected Securities will be applied to satisfy, on a *pro rata* basis (based on the number of Units held by such member of the Vendor Group on a diluted basis), the subscriptions of members of the Vendor Group for Affected Securities in excess of their respective proportion. If the Fund Entity has received subscriptions to purchase which are more than sufficient than to exhaust the unsubscribed Affected Securities, the unsubscribed Affected Securities will be allocated *pro rata* among the members of the Vendor Group who wish to purchase Affected Securities in excess of their respective proportion in proportion to the number of Units held by them respectively on a diluted basis at the date of the offer. If the Affected Securities will not be capable, without division into fractions, of being offered to or being allocated among the members of the Vendor Group in the proportions referred to above, they will be offered to or allocated among the members of the Vendor Group as nearly as may be in the proportions referred to above and any balance will be offered to or allocated among the members of the Vendor Group or some of them in such a manner as the Trustees determine to be equitable. No member of the Vendor Group will be obliged to purchase any Affected Securities in excess of the number indicated in its subscription.

(b) If any of the Affected Securities are not subscribed for within the period of 10 Business Days after they are offered to the members of the Vendor Group, the Fund Entity may offer such unsubscribed Affected Securities within the period of 120 days after the expiration of such ten Business Days period to any Person, but the price for such Affected Securities to be issued will not be less than the subscription price offered to the Vendor Group and the terms of payment for such Affected Securities will not be more favourable to such Person than the terms of payment offered to the members of the Vendor Group.

(c) The Vendor Group will be entitled to purchase the Affected Securities at the most favourable price and on the most favourable terms as such securities are to be offered to a Fund Entity or a to third party, excluding commissions and other transaction expenses paid by the Trust or a third party in respect of such offering.

(d) Fund Entities will be entitled to issue Affected Securities without complying with the provisions of this Section 3.4 when such Affected Securities are being issued:

(i) to Trustees or employees, directors or consultants of the Fund Entities pursuant to a compensation plan approved by the Trustees or the Board, as applicable; or

(ii) to the vendor of the shares, other equity interests or assets of another business or to the securityholders of another business or entity pursuant to an amalgamation, merger or arrangement with another business or other entity, provided that (A) such transaction occurs with a Person that is dealing at Arm's Length with the Fund, and (B) such transaction has been approved by Trustees or the Board, as applicable.

3.5 **Tag Along Rights**

(a) If at any time the Trust (a "**Selling Party**") obtains from a Person with whom the Selling Party is dealing at Arm's Length (a "**Third Party**") an offer (a "**Third Party Offer**") to purchase all or any portion of the LP Units held by the Trust and the Selling Party is willing and able to accept the Third Party Offer, it will give notice thereof (the "**Tag-Along Notice**") to the Vendor Group. The Tag Along Notice will state that the Selling Party has received an offer that the Selling Party is willing and able to accept, and that the offer is bona fide and is made by a Person with whom the Selling Party is dealing Arm's Length and will be accompanied by a copy of the Third Party Offer and to the extent known to the Selling Party details as to the identity and business of the Third Party and of any Person who controls, directly or indirectly, the Third Party.

(b) Each member of the Vendor Group will have the right, exercisable by notice (the "**Tagging Notice**") given to the Selling Party within 20 days after receipt of the Tag-Along Notice to notify the Selling Party that it will sell the same proportion of LP Units held by the member of the Vendor Group as the proportion of Selling Party's LP Units that the Selling Party proposes to sell to the Third Party and upon the terms and conditions contained in the Third Party Offer.

(c) If no Tagging Notice is given by a member of the Vendor Group under Section 3.5(b) within the period specified, the Selling Party will be entitled to complete the sale of the LP Units to the Third Party on the terms set out in the Third Party Offer within 180 days after the expiration of the 30 day period referred to in Section 3.5(b).

(d) If a member of the Vendor Group give the Tagging Notice, the Selling Party shall not sell any LP Units pursuant to the Third Party Offer, unless the Third Party makes an offer to purchase the same proportion of the LP Units held by such member of the Vendor Group as the proportion of LP Units that the Selling Party proposes to sell for the same consideration per LP Unit that are contained in the Third Party Offer.

3.6 **Proposals to Purchase the Partnership Interests**

Notwithstanding Section 3.5, the Fund will not accept any offer or agree to support any proposal involving any LP Units or securities of the Trust unless an equivalent offer or proposal is made to the holders of Exchangeable LP Units for a consideration based on the consideration for such securities which reflects the percentage of indirect interest of the holders of Exchangeable LP Units in the Partnership, without discount for minority position or restrictions on exchange for Units.

3.7 **General Representations and Warranties**

Each Party represents and warrants as follows and acknowledges that each other Party is relying upon such representations and warranties in connection with the transactions contemplated hereby and by the other Shareholder Documents:

(a) it is validly subsisting under the laws of its jurisdiction of incorporation, amalgamation or formation and is duly registered to carry on business in each jurisdiction where the failure to be so registered could reasonably be expected to have a material adverse effect on its business, properties or condition (financial or otherwise) or its ability to consummate the transactions contemplated hereby;

(b) it has all requisite power and authority to conduct its business as is presently being conducted and to execute, deliver and perform this Agreement and the other Shareholder Documents to which it is, or is to be, a party;

(c) the execution, delivery and performance by it of this Agreement have been duly authorized by all necessary corporate or other action and do not require the consent or approval of any other Person;

(d) this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding agreement, enforceable against it in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, arrangement, moratorium or other laws affecting the enforcement of creditors' rights generally and the availability of equitable remedies may be limited by equitable principles of general applicability;

(e) the execution and delivery by it of this Agreement and the performance by it of its obligations hereunder do not require any authorization under any applicable law and are not inconsistent with and do not contravene any provision of or constitute a default under (i) its constating documents or by-laws, as applicable; (ii) any judgment, injunction, decree or order applicable to it or any of its properties; (iii) any applicable law or authorization applicable to it or any of its properties; or (iv) any indenture, mortgage, contract or other instrument to which it is a party or by which it or its property may be bound or affected; except (in each case) such authorizations as are required pursuant to applicable laws regarding the issuance of securities;

(f) neither the execution and delivery by it of this Agreement nor the performance by it of its obligations under this Agreement will subject any of its property or assets to any Lien (as defined in the Acquisition Agreement);

(g) it is a resident of Canada for the purposes of the Tax Act and is not a non- Canadian for the purposes of the *Investment Canada Act*; and

(h) there is no action, suit, investigation or proceeding pending (or, to its knowledge, threatened) against it before any Governmental Entity which, individually or in the aggregate, if determined adversely to its interests, could reasonably be expected to adversely affect the consummation of the transactions contemplated hereby or by the other Shareholder Documents to which it is a party or the performance by it of its obligations hereunder or thereunder, nor is it in default with respect to any order of any Governmental Entity which default could reasonably be expected to adversely affect the consummation of the transactions contemplated hereby or by the other Shareholder Documents to which it is a party or the performance by it of its obligations hereunder or thereunder.

3.8 Specific Representations and Warranties of the Fund

The Fund represents and warrants as follows and acknowledges that the other Parties are relying on such representations and warranties in connection with the transactions contemplated hereby and by the other Shareholder Documents:

(a) the Fund is an open-ended trust formed pursuant to the Fund Declaration of Trust;

(b) the Units which have been issued have been issued as fully paid and non-assessable on account of the subscription price therefor; and

(c) immediately following the Closing, the capitalization of the Fund shall be as set forth in the Prospectus.

3.9 Survival

The representations and warranties of the Parties contained in this Agreement or any document or certificate given pursuant hereto shall survive the Closing and shall continue in full force and effect for a period of 12 months from the date hereof. No action may be brought for any misrepresentation contained herein after 12 months from the date hereof.

ARTICLE 4
PROVISIONS OF INFORMATION AND INSIDER REPORTING MATTERS

4.1 Information and Reports

The Partnership undertakes to the Fund that for so long as the Fund is a "reporting issuer" under applicable securities laws and only so as to permit the Fund to comply with continuous disclosure requirements under applicable securities laws the Partnership will:

(a) provide the Fund with the information that would be contained in any required press release or material change report in respect of any material change in the Partnership's affairs;

(b) provide to the Fund the information that would be required to be included in an annual information form or any other report required to be filed with the Ontario Securities Commission if the Partnership were a reporting issuer under Ontario securities laws; and

(c) to the extent that the Fund does not prepare financial statements that include the Partnership's results of operations, deliver to the Fund quarterly unaudited and annual audited financial statements (and, if required by the Fund, accompanied by management's discussion and analysis with respect thereto) for filing with the securities regulatory authorities in each of the provinces and territories of Canada and delivery to the Fund's registered and beneficial unitholders in accordance with applicable securities laws.

Such releases, forms, reports and statements, in each case, shall be in the form and content that the Partnership would be required to file with the Ontario Securities Commission if it were a reporting issuer under Ontario securities law. If necessary, the Partnership will provide certifications (or back-up certifications) of such materials to the directors and officers of the GP as reasonably required by such directors and officers of the GP as if the Partnership were a reporting issuer and will provide to the directors and officers of the GP (and their agents) the certifications required by applicable law. In addition, all such releases, forms, reports and statements, in each case, shall be provided to the Fund in a timely manner so as to permit the Fund to comply with its continuous disclosure requirements under applicable securities laws relating to reporting of material changes in its affairs and the filing and delivery to securityholders of financial statements as required under applicable securities laws.

4.2 Insider Reporting Matters

The GP covenants and agrees that, for so long as the Fund is a reporting issuer under applicable securities laws:

(a) it shall implement a trading and disclosure policy (the "**Trading Policy**") which shall be applicable to each director and each senior officer (as defined in the *Securities Act* (Ontario)) of the GP and each other person who would be an insider of the Partnership if the Partnership were a reporting issuer (which initially shall include the Vendor and each director and senior officer of the Vendor) (the "**Insiders**") which shall require that trades in the Units and Exchangeable LP Units by an Insider shall be reported by such Insider in accordance with the insider reporting provisions of the securities legislation in each of the provinces and territories of Canada (as would be applicable to such Insider if it were an "insider" of the Fund, within the meaning of that term under securities legislation), and which shall further require that each of the Insiders comply with the statutory prohibitions against insider trading of the securities legislation in each of the provinces and territories of Canada (as would be applicable to such Insider if it were an "insider" of the Fund, within the meaning of that term under securities legislation); and

(b) if, during the term hereof, the Fund undertakes direct or indirect acquisitions through entities other than the Fund, the Trust or the Partnership (the "**Other Entities**"), then the GP shall take all requisite action to ensure that the Trading Policy shall be amended so as to apply to the Other Entities and each of their directors and senior officers in the same manner and to the same extent as it will apply (once implemented) to the Insiders, as described in subsection 4.2(a) above.

4.3 Further Assurances

Each Party shall (i) do and execute all such things and documents as may be necessary or advisable in connection with the implementation of the transactions contemplated by this Agreement and the other Shareholder Documents; (ii) use reasonable efforts to take all such actions as may be necessary or desirable in order to obtain any authorizations which may be required in connection with the consummation of the transactions contemplated by this Agreement and the other Shareholders Documents; and (iii) with reasonable promptness notify each of the other Parties of the occurrence of any fact or event which may reasonably be expected to hinder or prevent the consummation of the transactions contemplated hereby and by the other Shareholder Documents, provided that nothing contained in this Section 4.3 shall obligate a Party to do or execute any such thing or document which would require it to assume any greater obligations or forego any benefit to which it may be entitled under the Shareholder Documents.

ARTICLE 5
GENERAL PROVISIONS

5.1 All Securities Subject to this Agreement

Each of the Parties will be bound by the terms of this Agreement with respect to all LP Units and GP Shares held by it from time to time.

5.2 Amendments

This Agreement may only be modified, amended, altered, waived or supplemented with the written approval of each of the Parties, provided that this Agreement may be modified, amended, altered, waived or supplemented without the written approval of the Vendor Group in the case of (i)

amendments to cure any ambiguity or to correct or supplement any provisions which are defective or inconsistent with any other provision of this Agreement, provided that the cure, correction or supplemental provision does not and will not adversely affect the interests of any member of the Vendor Group, or (ii) amendments to ensure that the GP and the Partnership are in compliance with the provisions of Article 14 of the Fund Declaration of Trust as they relate to the GP, the Partnership, their subsidiaries and their owners. All such modifications, amendments, alterations, waivers or supplements will be binding on all of the Parties.

5.3 Directors' and Officers' Indemnities

To the fullest extent permitted by law, each of the Fund, the Trust, the GP and the Partnership will indemnify all Trustees, Trust Trustees, directors, officers, former Trustees, former Trust Trustees, former directors and former officers (each an "**Indemnitee**") of the Fund, the Trust, the GP or the Partnership to the extent that such Indemnitee exercises the rights, powers, duties and liabilities of a Trustee, Trust Trustee or of a director or officer of the GP or the Partnership, and all persons who act or acted at the Fund's or the GP's request as a director or officer of a body corporate of which the Fund, the GP or the Partnership or any of their respective subsidiaries is or was a shareholder or creditor, and his or her heirs and legal personal representatives, against all costs, charges and expenses, including any amounts paid to settle any action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a Trustee or a Trust Trustee or a director or officer of the GP or the Partnership or such body corporate or by reason of acting if,

(a) in the case of a criminal or administrative action or proceeding that is enforced by monetary penalty, he or she had reasonable grounds for believing that his conduct was lawful; and

(b) he or she acted honestly and in good faith with a view to the best interests of the Fund, the Trust, the GP or the Partnership, as the case may be;

The intention of this Section 5.3 is that all person referred to in this Section 5.3 will have all benefits provided under the indemnification provisions of the Act to the fullest extent permitted by law, and each of the Parties hereto will forthwith pass all resolutions and take such other steps as may be required to give full effect to this Section 5.3.

Without the written consent of the Indemnitee, for a period of seven years from the date an Indemnitee ceases to be Trustee or a Trust Trustee or a director of officer of the GP or the Partnership, this Agreement, the Fund Declaration of Trust, the Trust Declaration of the Trust, the Partnership Agreement and the articles and by-laws of the GP will not be modified or amended to diminish any current or past nominee's right to indemnification and exculpation as is currently provided.

5.4 Directors and Officers Insurance

So long as the Vendor Group is entitled to designate a nominee as a Trustee (a "Vendor **Nominee**") and thereafter so long as any past or present Vendor Nominee may be subject to any possible civil, criminal or administrative action or proceeding to which he or she would be made a party by reason of being a Trustee, Trust Trustee or director of the GP, the GP will use commercially reasonable efforts to maintain in full force and effect, for its directors and officers and the Trustees, the Trust Trustees and the officers of the Fund and the Trust, directors and officers insurance by a reputable insurer in such amounts and with such terms as the Trustees determine to be acceptable acting reasonably. Each of the Fund and the GP agrees that all Vendor Nominees will be provided with the

same rights and benefits as are accorded the Trustees, the Trust Trustees and the directors of the GP most favourably insured by the policy.

5.5 Term

This Agreement will come into force and effect as of the date set out on the first page of this Agreement and will continue in force until the earlier of (a) the date on which this Agreement is terminated by written agreement of (i) the GP, (ii) holders of LP Units holding at least 50% of the outstanding LP Units and (iii) the Vendor Group if on such date the Percentage of Outstanding Units held by the Vendor Group is at least 10%, and (b) the date on which the Percentage of Outstanding held Vendor Group is less than 10%. For greater certainty, the Partnership Agreement will remain in effect notwithstanding any termination of this Agreement.

With respect to any Shareholder, this Agreement will terminate on the date on which such Shareholder no longer holds any GP Shares.

5.6 Termination Not to Affect Rights or Obligations

Termination of this Agreement will not affect or prejudice any rights or obligations that have accrued or arisen under this Agreement prior to the time of termination and such rights and obligations, including, without limitation, any indemnities, will survive the termination of this Agreement. Notwithstanding any provision of this Agreement to the contrary, no termination of this Agreement will affect the rights of any Person under Sections 5.3 and 5.4.

5.7 Time of Essence

Time is of the essence of this Agreement.

5.8 Voting

Each of the Shareholders will vote and act at all times as a shareholder of the GP, and each other Party will act and in all other respects use reasonable efforts to take all such steps, execute all such documents and do all such acts and things as may be reasonably within its power to implement to their full extent the provisions of this Agreement and to cause each Party to act in the manner contemplated by this Agreement.

5.9 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

5.10 Enurement

This Agreement will be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns from time to time.

5.11 Assignment

Except upon a Transfer of LP Units in accordance with the terms of this Agreement, this Agreement may be assigned by any Party hereto only with the prior written consent of the other Parties, and upon a Transfer of LP Units, this Agreement may only be assigned to a Transferee of such LP Units who agrees to become a Party to this Agreement.

5.12 Remedies

Each party acknowledges that its failure to observe or perform its covenants and agreements herein contained will result in damages to another party which could not be adequately compensated for by a monetary award and accordingly each party hereto agrees that in addition to all other remedies available to a party at law or in equity in the event another party fails to observe or perform its covenants herein, a party will be entitled as a matter of right to apply to a court of competent jurisdiction for such relief by way of restraining order, injunction, decree of specific performance or otherwise, as may be appropriate to ensure compliance by each party with this Agreement.

5.13 Further Assurances

Each party shall:

(a) do and execute all such things and documents as may be necessary or advisable in connection with the implementation of the transactions contemplated by this Agreement;

(b) use reasonable efforts to take all such actions as may be necessary or desirable in order to obtain any authorizations which may be required in connection with the consummation of the transactions contemplated by this Agreement; and

(c) with reasonable promptness notify each of the other parties hereto and their counsel of the occurrence of any fact or event that may reasonably be expected to hinder or prevent the consummation of the transactions contemplated hereby.

5.14 Notices

Any notice or other communication required or permitted to be given hereunder will be in writing and will be given by prepaid first-class mail, by facsimile or other means of electronic communication or by delivery as hereafter provided. Any such notice or other communication, if mailed by prepaid first-class mail at any time other than during a general discontinuance of postal service due to strike, lockout or otherwise, will be deemed to have been received on the fourth Business Day after the post-marked date thereof, or if sent by facsimile or other means of electronic communication, will be deemed to have been received on the Business Day following the sending, or if delivered by hand will be deemed to have been received at the time it is delivered to the applicable address noted below either to the individual designated below or to an individual at such address having apparent authority to accept deliveries on behalf of the addressee. Notice of change of address will also be governed by this Section. In the event of a general discontinuance of postal service due to strike, lock-out or otherwise, notices or other communications will be delivered by hand or sent by facsimile or other means of electronic communication and will be deemed to have been received in accordance with this Section. Notices and other communications will be addressed as follows:

(a) If to the Fund or the Trust to:

Suite 600, 190 Attwell Drive,
Etobicoke, Ontario
M9W 6H8

Attention: Trustees
Facsimile: (416) 798-9230

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, AB T2P 3N9

Attention: Bill Maslechko
Telephone: (403) 260-0377
Facsimile: (403) 260-0337

(b) If to the Partnership or the GP to:

Suite 600, 190 Attwell Drive,
Etobicoke, Ontario
M9W 6H8

Attention: Chief Executive Officer
Facsimile: (416) 798-9230

with a copy to:

Clarke Inc.
Suite 800
6009 Quinpool Road
Halifax, Nova Scotia
B3K 5J6

Attention: Chief Executive Officer
Facsimile: (902) 442-0187

(c) If to the Vendor to:

Suite 600, 190 Attwell Drive,
Etobicoke, Ontario
M9W 6H8

Attention: Michael Andlauer
Facsimile: (416) 798-9230

5.15 Governing Law

This Agreement will be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

5.16 Attornment

Each of the Parties agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or later to the venue of that action or proceeding, irrevocably submits to the jurisdiction of those courts in that action or proceeding, agrees to be bound by any judgement of those courts and agrees not to seek, and hereby waives, any review of the merits of any such judgement by the court of any other jurisdiction.

5.17 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties; provided, however, that any Party providing its signature in such manner shall promptly forward to the other Parties an original of the signed copy of this Agreement which was so faxed.

5.18 Counsel Acting For More Than One Party

Each of the parties has been advised and acknowledges that Burnet, Duckworth & Palmer LLP is acting as counsel to and jointly representing more than one of the Parties (each a "**Client**" and, collectively, "**Clients**") and, in this role, information disclosed to Burnet, Duckworth & Palmer LLP by one Client will not be kept confidential and shall be disclosed to all Clients and each of the parties consents to Burnet, Duckworth & Palmer LLP so acting. In addition, should a conflict arise between any Clients, Burnet, Duckworth & Palmer LLP may not be able to continue to act for any of such Clients.

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be duly executed as of the date first written above.

ATS ANDLAUER INCOME FUND, by its Attorney ATS Andlauer Transportation Services GP Inc.

By: *"Michael Andlauer"*
Chief Executive Officer

By: *"Brian Mascarenhas"*
Chief Financial Officer

ATS ANDLAUER OPERATING TRUST, by its Attorney ATS Andlauer Transportation Services GP Inc.

By: *"Michael Andlauer"*
Chief Executive Officer

By: *"Brian Mascarenhas"*
Chief Financial Officer

ATS ANDLAUER TRANSPORTATION SERVICES GP INC., in its own capacity and in its capacity as general partner of, ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP

By: *"Michael Andlauer"*
Chief Executive Officer

By: *"Brian Mascarenhas"*
Chief Financial Officer

ATS ANDLAUER TRANSPORTATION SERVICES INC.

By: *"Michael Andlauer"*
Michael Andlauer

SCHEDULE "A"

SECURITYHOLDERS

Name of Shareholder	Type of Security	Number
Fund	Units of the Trust	Sole Holder of Trust Units
Trust	GP Common Shares	one (1)
	Ordinary LP Units	9,324,200
Vendor	GP Common Shares	Nil
	Exchangeable LP Units	2,316,442


RECEIVED

EMPLOYMENT AGREEMENT

THIS AGREEMENT made the 30th day of September, 2005.

B E T W E E N:

MICHAEL N. ANDLAUER, an individual residing in the Town of Milton, in the Province of Ontario,

(hereinafter referred to as the "Employee")

OF THE FIRST PART

- and-

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Manitoba,

(hereinafter referred to as the "Employer")

OF THE SECOND PART

WHEREAS the Employee is presently employed by the Employer;

AND WHEREAS the Employer is desirous of continuing to employ the Employee to provide services as President and Chief Executive Officer, in connection with the business carried on by the Employer, and consisting principally of the provision of logistics and transportation services, and including certain other business activities relating thereto (the "Business");

AND WHEREAS the Employee recognizes that as part of the duties of his employment, all ideas and suggestions of interest to the Employer, conceived or made by him while he is employed by the Employer shall be made available to the Employer;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), it is agreed as follows:

ARTICLE ONE - AGREEMENT

1.1 **Termination of Prior Agreements.** This Employment Agreement, from and after the date hereof, supersedes and takes the place of any other contracts of the same or similar nature heretofore existing between the parties hereto.

ARTICLE TWO – EMPLOYMENT

2.1 **Term of Employment.** Subject to the terms and conditions contained herein, the Employer agrees to employ the Employee and the Employee agrees to be employed by the Employer, effective September 30th 2005, in its business and will have the title of President and Chief Executive Officer such employment shall be for a period of indefinite duration. In this capacity the Employee's duties and responsibilities will include, but will not necessarily be limited to, the following duties: Plan, develop, and establish policies and objectives of organization in accordance with board directives and corporation charter, Responsible for the profitability of the entire organization. Confer with organization officials to plan business objectives, to develop organizational policies to coordinate functions and operations between divisions and departments, and to establish responsibilities and procedures for attaining objectives. Review activity reports and financial statements to determine progress and status in attaining objectives and revise objectives and plans in accordance with current conditions. Direct and coordinate formulation of financial programs to provide funding for new or continuing operations to maximize returns on investments, and to increase productivity. Plan and develop industrial, labor, and public relations policies designed to improve company's image and relations with customers, employees, stockholders, and public. Evaluate performance of executives for compliance with established policies and objectives of firm and contributions in attaining objectives.

2.2 **Directions and Policies.** During his/her employment with the Employer, the Employee shall in all respects conform to and comply with the directions and policies of the Employer, perform each of the duties assigned from time to time by the Employer to the best of his/her skill and ability, faithfully and diligently serve the Employer and will devote the majority of his working time and attention and energies to the business of the Employer.

ARTICLE THREE - TERMINATION OF EMPLOYMENT

3.1 This Agreement shall commence on the date of execution hereof and shall not be terminated except in accordance with the provisions for termination contained herein.

a) **Just Cause Termination:** The Employer shall be entitled to terminate this Agreement at any time or without notice or payment in lieu thereof, if the conduct of the Employee is such as to constitute just cause for summary dismissal. The parties agree that just cause shall include the willful refusal or failure of the Employee to perform the duties and responsibilities established under this Agreement, or any other cause deemed sufficient in law or in any other circumstance in which no notice or payment in lieu of notice if required by law.

b) **Termination Without Just Cause:** The Employer shall be entitled to terminate this Agreement and the employment of the Employee at any time other than without just cause upon providing the Employee with a lump sum payment equivalent of 12 months salary and bonus, including benefits and car allowance, and the Employee hereby waives any claim to further

notice or compensation, and the Employee agrees that the foregoing notice period consideration is deemed conclusively to constitute reasonable notice of termination. Payments made in lieu of notice shall be based upon the Employee's average annualized income, including salary and bonus, for the preceding twelve months of the Employee's termination date.

c) **Resignation of Employment:** The Employee may resign his/her employment at any time provided he/she gives the employer four weeks notice in writing. The Employer may waive such notice, in whole or in part.

ARTICLE FOUR – REMUNERATION AND BENEFITS

4.1 **Salary and Bonus.** During the Employee's employment with the Employer, the Employee shall be entitled to received the following remuneration:

a)

b)

c)



The Employee and the Employer agree that, from time to time, by mutual written agreement, they may adjust the amount of the salary referred to in Section (a) hereof, without changing the interpretation of any other provisions contained in this Agreement.

4.2 **Benefits.** During the term of this Agreement the Employee will, subject to the Employee meeting the insurability and other applicable requirements, be entitled to participate in any benefit programs available to the employees of the Employer. The Employer reserves the right to amend or delete these benefits in the future without prior notice or obligation to the Employee. These benefits are explained more fully in the enclosed Handbook.

4.3 **Expenses.** The Employer shall pay or reimburse the employee for all travel and out of pocket expenses reasonably incurred or paid by the Employee in the performance of his/her duties and responsibilities upon presentation of expense statements or receipts or such other supporting documentation as the Employer may require. All travel and other expenses incurred by the Executive shall be in accordance with the Employer's travel and expense policies.

4.4 **Vacation.** The Employee shall be entitled, during each year of employment, to vacation with pay of 5 (five) weeks, not more than two of which may be carried forward to the next year of employment. Vacation shall be taken by the Employee at such time as may be acceptable to the Employer, having regard to its operations, and no more than two weeks of vacation shall be taken consecutively. Notwithstanding the foregoing, in the event the Employee's employment is terminated by the Employer, the Employee shall not be entitled to receive any payment in lieu of any vacation to which he/she was entitled and which had not already been taken by him/her except to the extent, if any, of payments in respect of vacation pay required pursuant to the *Canada Labour Code*.

4.5 **Vehicle Allowance.** The Employer shall provide the Employee with the use of a

company automobile or a car allowance of $[redacted] per month. The Employer shall reimburse the Employee for all business related costs incurred in the operation of the motor vehicle, including costs associated with fuel consumption, insurance coverage and repair expenses. In accordance with the Employer's policies and practices, the Employee shall be required to present expenses statements or receipts or such other supporting documentation as the Employer may reasonably require.

4.6 **Membership Expenses.** The Employee will be entitled to a health, golf or other approved membership, reimbursement for up to $[redacted] per year. The Employer and the Employee expressly agree that the Employer may, at any time, reduce or revoke the Employee's entitlement to be reimbursed for membership fees.

4.7 **Income Tax Provision.** The Employer shall not be obligated to reimburse or otherwise make allowance to the Employee in respect of any deemed benefit or income for income tax purposes as a result of the provision to and the use by the employee of any car, car allowance, health membership, golf membership, or other membership provided by the Employer to the Employee.

ARTICLE FIVE – EMPLOYEE COVENANTS

5.1 **Covenants of the Employee.** The Employee covenants both during and after employment with the Employer as follows:

a) that, except in fulfillment of his/her duty hereunder, he/she shall not enter into any contract on behalf of, or in the name of, the Employer and shall not pledge the credit of the Employer;

b) that he/she shall not at any time be guilty of any conduct or act causing or calculated to cause damage or discredit to the reputation or business of the Employer;

c) that all art work, designs, text ideas, concepts, creations, inventions or improvements made by the Employee during his/her term of employment which in any way relate to the business of the Employer shall be the sole property of the Employer. The Employee further acknowledges and agrees that any copyright and/or industrial design registration and such work belongs solely to the Employer. The Employee waives any more rights he/she may have in such work;

d) that to the best of his/her knowledge, the Employee has no obligation to any former employer or to any other person that would prevent him/her from fully performing his duties to the Employer, and the Employee is not subject to any outstanding employment agreement or restrictive covenant inconsistent with the terms of this Agreement. The Employee has not disclosed to the Employer any confidential information belonging to any third party in breach of any obligation of confidence and is not induced or caused, and will not induce or cause, the Employer to use or disclose any confidential information of any third party;

e) the Employee agrees that he/she will not, either during the term of his/her employment, or at any time thereafter, use or disclose confidential or proprietary information to any person other than the Employer or the Employer's appropriate Employee's, and the Employer's contracted agents and consultants, except with the written consent of the Employer, except for information which is lawfully obtained by him/her or publicly available other than through a breach of this obligation. The Employee agrees and acknowledges that this confidentiality obligation will remain forever in effect;

f) the Employee further acknowledges that the information found in the Employer's books,

records, print outs, lists, notes, or any other documents or copies thereof relating to the business of the Employer is the exclusive property of the Employer, is confidential and proprietary information of the Employer and can only be used for the benefit of the Employer.

ARTICLE SIX – NON-COMPETITION & NON-SOLICITATION

6.1 Non-Competition. The Employee agrees that during the period of the Employee's employment with the Employer, the period, if any, during which the Employee is receiving payments from the Employer pursuant to Article 4, and for a period of 12 months thereafter (the "**Non-Competition Period**"), the Employee shall not in any manner, directly or indirectly, through any person, firm or corporation, alone or as a member of a partnership or as an officer, director, stockholder, investor or employee of or consultant to any other corporation or enterprise or otherwise, engage or be engaged, or assist any other person, firm, corporation or enterprise in engaging or being engaged, in the freight transportation business, or in any other business being conducted by the Employer or any of its affiliates as of the termination of the Employee's employment in which the Employee was involved during the Employee's employment, in any geographic area in which the Employer or any of its affiliates is then conducting such business.

6.2 Non-Solicitation. Except with the prior written consent of the Employer, the Employee shall not, directly or indirectly, solicit or assist any other individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity (hereinafter referred to as "**Person**") in soliciting for employment any officer, consultant, agent or employee of the Employer during the Non-Competition Period. For purposes of this Section 6.2, solicitation shall not include solicitation of employees of the Employer who are solicited solely:

(a) by advertising in periodicals or newspapers of general circulation; or

(b) by an employee search firm acting on behalf of the Employer or an entity with which he is associated for purposes of this Section 6.2, so long as the Employer or such entity did not direct or encourage such firm to solicit such employee.

6.3 Exceptions. Notwithstanding the provisions of this Article 6, (i) the Employee may own, directly or indirectly (each, a "**Permitted Investment**"), (A) securities of any Person engaged in the freight transportation business that are traded on any stock exchange or electronic trading system if the Employee does not, directly or indirectly, own ten percent (10%) or more of any class of securities of such Person and is not actively involved in management or governance of such Person, and (B) securities of the ATS Andlauer Income Fund and the Employer and their affiliates; and (ii) nothing in this Agreement is intended to restrict the Employee or his associates or affiliates from engaging or participating in, directly or indirectly (whether as an officer, director, employee, partner, consultant, holder of an equity or debt investment, lender or in any other manner or capacity) the businesses of Clarke Inc., Concord Transportation Inc., Logistica-Solve Inc. and Associated Logistics Solutions Inc., which are, or as a result of the Employee's or his associates' or affiliates' engagement or participation would become, competitive with any aspect of the Business.

6.4 Acknowledgment. The Employee acknowledges that he has entered into a Non-Competition Agreement with ATS Andlauer Income Fund, ATS Andlauer Transportation Services GP Inc., and the Employer, and further acknowledges that nothing contained herein

shall alter, amend or otherwise affect the provisions or enforceability of such Agreement and that this Employment Agreement and such Non-Competition Agreement are intended to operate independently of one another.

ARTICLE SEVEN – GENERAL CONTRACT PROVISIONS

7.1 **Governing Law.** The terms of this Agreement are governed, interpreted and shall remain subject to the laws of the Province of Ontario. The parties irrevocably attorn to the Courts of Ontario.

7.2 **Notices.** Any notice to be given by either party hereunder may be validly given if sent by registered mail, postage pre-paid, addressed to the other at their respective address given below.

(a) If to the Employer:
ATS
110 Iron Street
Etobicoke, ON
M9W 5L9
Attention: Human Resources Department

(b) If to the Employee:
Michael N Andlauer
4251 Britannia Road
Milton, Ontario
L9T 2Y1

7.3 **Survival.** The representations, warranties and covenants of the Employee contained in this Agreement shall survive any termination of the Employee's employment with the Employer.

7.4 **Damages.** The Employee agrees that in the event of any breach of this Agreement by the Employee, damages will be an inadequate remedy and that the Employer shall be entitled to make an application to a court of competent jurisdiction for temporary and/or permanent injunctive relief against the Employee, without necessity of proving actual damages to the Employer.

7.5 **Severability.** If any covenant or provision contained herein is determined to be void, invalid or unenforceable, in whole or in part for any reason whatsoever, it shall not be deemed to effect or impair the validity or enforceability of any other covenant or provision hereof, and such unenforceable covenant or provision or part thereof shall be treated as severable from the remainder of this Agreement.

7.6 **No Right to Sue.** The Employee shall have no further right to sue the Employer for damages or additional wages or benefits other than as set out herein.

7.7 **Amendments.** No modifications, amendments or variations hereof shall be of effect or binding upon the parties hereto unless agreed to in writing by each of them and thereafter such modifications, amendments or variations shall have the same effect as if same had originally formed part of this Agreement.

7.8 Assignment. This Agreement is personal to the Employee and may not be assigned by the Employee. This Agreement may be assigned by the Employer.

7.9 Waiver. No waiver by the parties hereto of any breach of such conditions, covenants or agreements hereof shall constitute a waiver of such conditions, covenants, or agreements except in respect of the particular breach giving rise to such waiver.

7.10 Employee's Acknowledgement. The Employee acknowledges that he/she has read and understands the foregoing and that the Employer has advised him/her that this Agreement substantially alters and supercedes the Employee's rights at common law. The Employee specifically acknowledges that the Employer has advised him/her to seek independent legal advice prior to executing this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement this 30th day of September, 2005.

SIGNED, SEALED AND DELIVERED

) **ATS Andlauer Transportation Services Limited Partnership,** by its General Partner,
) **ATS Andlauer Transportation Services GP Inc.**

) Per: ________________
Name:
Title:

Witness: ________________

____
(Name of Employee)


RECEIVED

EMPLOYMENT AGREEMENT

THIS AGREEMENT made the ___30th__day of ___September___ 2005__

BETWEEN:

___C. Robert Brogan___________________, an individual residing in the Town/City of ____Aurora_____________,in the Province of _____Ontario_______________,

(hereinafter referred to as the "Employee")

OF THE FIRST PART

- and-

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Manitoba,

(hereinafter referred to as the "Employer")

OF THE SECOND PART

WHEREAS the Employee is presently employed, or is about to be employed, by the Employer;

AND WHEREAS the Employer is desirous of continuing to employ or employing to provide services as *Senior Executive Vice President,* in connection with the business carried on by the Employer, and consisting principally of the provision of logistics and transportation services, and including certain other business activities relating thereto (the "Business");

AND WHEREAS the Employee recognizes that as part of the duties of his employment, all ideas and suggestions of interest to the Employer, conceived or made by him while he is employed by the Employer shall be made available to the Employer;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), it is agreed as follows:

ARTICLE ONE - AGREEMENT

1.1 Termination of Prior Agreements. This Employment Agreement, from and after

the date hereof, supersedes and takes the place of any other contracts of the same or similar nature heretofore existing between the parties hereto.

ARTICLE TWO - EMPLOYMENT

2.1 Term of Employment. Subject to the terms and conditions contained herein, the Employer agrees to employ the Employee and the Employee agrees to be employed by the Employer, effective *September 30th 2005*, in its business and will have the title of *Senior Executive Vice President* such employment shall be for a period of indefinite duration. In this capacity the Employee's duties and responsibilities will include, but will not necessarily be limited to, the following duties: *Develops, Recommends, Evaluates and obtains approval of all major corporate personnel, linehaul and Information technology plans and programs.*

2.2 Directions and Policies. During his/her employment with the Employer, the Employee shall in all respects conform to and comply with the directions and policies of the Employer, perform each of the duties assigned from time to time by the Employer to the best of his/her skill and ability, faithfully and diligently serve the Employer and devote his/her full working time and attention and energies to the business of the Employer. The Employee shall not accept employment, or engage in self-employment, with any other individual, firm corporation or agency of government at any time during the term of this Agreement, which may interfere or conflict with his/her duties as provided for in this Agreement.

ARTICLE THREE - TERMINATION OF EMPLOYMENT

3.1 This Agreement shall commence on the date of execution hereof and shall not be terminated except in accordance with the provisions for termination contained herein.

a) **Just Cause Termination**: The Employer shall be entitled to terminate this Agreement at any time or without notice or payment in lieu thereof, if the conduct of the Employee is such as to constitute just cause for summary dismissal. The parties agree that just cause shall include the willful refusal or failure of the Employee to perform the duties and responsibilities established under this Agreement, or any other cause deemed sufficient in law or in any other circumstance in which no notice or payment in lieu of notice if required by law.

b) **Termination Without Just Cause**: The Employer shall be entitled to terminate this Agreement and the employment of the Employee at any time other than without just cause upon providing payment in lieu of notice and severance of the equivalent of 12 months salary and the Employee hereby waives any claim to further notice or compensation, and the Employee agrees that the foregoing notice period is deemed conclusively to be reasonable notice of termination; payments made in lieu of notice shall be based upon the Employee's average annualized income, including salary and bonus, for the preceding twelve months of the Employee's termination date.

c) **Resignation of Employment**: The Employee may resign his/her employment at any time provided he/she gives the employer four weeks notice in writing. The Employer may waive such notice, in whole or in part.

d) **Benefits and Other Payments upon Termination**: During any period in which the Employer makes payments to the Employee in lieu of notice, the employment benefits to which the Employee is entitled hereunder shall continue unabated where permitted under the terms of the applicable fund, plan, arrangement or policy.

If the Employee's employment is terminated for any reason whatsoever, the Employee shall be entitled to receive all forms of compensation, including salary and bonus, on a pro rated basis, up to and including the later of his/her date of termination or the last day of the period of payments in lieu of notice, as the case may be.

ARTICLE FOUR – REMUNERATION AND BENEFITS

4.1 Salary and Bonus. During the Employee's employment with the Employer, the Employee shall be entitled to received the following remuneration:

a)

b)

c)



The Employee and the Employer agree that, from time to time, by mutual written agreement, they may adjust the amount of the salary referred to in Section (a) hereof, without changing the interpretation of any other provisions contained in this Agreement.

4.2 Benefits. During the term of this Agreement the Employee will, subject to the Employee meeting the insurability and other applicable requirements, be entitled to participate in any benefit programs available to the employees of the Employer. The Employer reserves the right to amend or delete these benefits in the future without prior notice or obligation to the Employee. These benefits are explained more fully in the enclosed Handbook.

4.3 Expenses. The Corporation shall pay or reimburse the employee for all travel and out of pocket expenses reasonably incurred or paid by the Employee in the performance of his/her duties and responsibilities upon presentation of expense statements or receipts or such other supporting documentation as the Corporation may require. All travel and other expenses incurred by the Executive shall be in accordance with the Corporation's travel and expense policies.

4.4 Vacation. The Employee shall be entitled, during each year of employment, to vacation with pay of 4 weeks, not more than two of which may be carried forward to the next year of employment. Vacation shall be taken by the Employee at such time as may be acceptable to the Corporation, having regard to its operations, and no more than two weeks of vacation shall be taken consecutively. Notwithstanding the foregoing, in the event the Employee's employment is terminated by the Employer, the Employee shall not be entitled to receive any payment in lieu of any vacation to which he/she was entitled and which had not already been taken by him/her except to the extent, if any, of payments in respect of vacation pay required pursuant to the *Canada Labour Code*.

4.5 Vehicle Allowance. The Employer shall provide the Employee with the use of a company automobile or a car allowance of $[redacted] at the employers discretion. The Employer shall reimburse the Employee for all business related costs incurred in the operation of the motor vehicle, including costs associated with fuel consumption, insurance coverage and repair expenses. In accordance with the Employer's policies and practices, the Employee shall be required to present expenses statements or receipts or such other supporting documentation as

the Corporation may reasonably require.

4.6 **Membership Expenses.** The Employee will be entitled to a health, golf or other approved membership, reimbursement for up to $ per year. The Employer and the Employee expressly agree that the Employer may, at any time, reduce or revoke the Employee's entitlement to be reimbursed for membership fees.

4.7 **Income Tax Provision.** The Employer shall not be obligated to reimburse or otherwise make allowance to the Employee in respect of any deemed benefit or income for income tax purposes as a result of the provision to and the use by the employee of any car, car allowance, health membership, golf membership, or other membership provided by the Employer to the Employee.

ARTICLE FIVE – EMPLOYEE COVENANTS

5.1 **Covenants of the Employee.** The Employee covenants both during and after employment with the Employer as follows:

a) that, except in fulfillment of his/her duty hereunder, he/she shall not enter into any contract on behalf of, or in the name of, the Employer and shall not pledge the credit of the Employer;

b) that he/she shall not at any time be guilty of any conduct or act causing or calculated to cause damage or discredit to the reputation or business of the Employer;

c) that the Employee shall not, while employed, or for a period of 12 months following the termination of his/her employment for any reason, solicit or attempt to solicit, either directly or indirectly, any suppliers, employees or customers of the Employer's business who were suppliers, employees or customers of the Employer during the six months preceding the termination of his/her employment, or take any action that impairs the relations between the employer or of any of its partners or affiliations and its suppliers, employees or customers or which may otherwise be detrimental to the business conducted by the Employer;

d) that all art work, designs, text ideas, concepts, creations, inventions or improvements made by the Employee during his/her term of employment which in any way relate to the business of the Employer shall be the sole property of the Employer. The Employee further acknowledges and agrees that any copyright and/or industrial design registration and such work belongs solely to the Employer. The Employee waives any more rights he/she may have in such work;

e) that to the best of his/her knowledge, the Employee has no obligation to any former employer or to any other person that would prevent him/her from fully performing his duties to the Employer, and the Employee is not subject to any outstanding employment agreement or restrictive covenant inconsistent with the terms of this Agreement. The Employee has not disclosed to the Employer any confidential information belonging to any third party in breach of any obligation of confidence and is not induced or caused, and will not induce or cause, the Employer to use or disclose any confidential information of any third party;

f) the Employee agrees that he/she will not, either during the term of his/her employment, or at any time thereafter, use or disclose confidential or proprietary information to any person other than the Employer or the Employer's appropriate Employee's, and the Employer's contracted agents and consultants, except with the written consent of the Employer, except for information which is lawfully obtained by him/her or publicly available other than through a breach of this obligation. The Employee agrees and acknowledges that this confidentiality

obligation will remain forever in effect;

g) the Employee further acknowledges that the information found in the Employer's books, records, print outs, lists, notes, or any other documents or copies thereof relating to the business of the Employer is the exclusive property of the Employer, is confidential and proprietary information of the Employer and can only be used for the benefit of the Employer.

ARTICLE SIX – GENERAL CONTRACT PROVISIONS

6.1 **Governing Law.** The terms of this Agreement are governed, interpreted and shall remain subject to the laws of the Province of Ontario. The parties irrevocably attorn to the Courts of Ontario.

6.2 **Notices.** Any notice to be given by either party hereunder may be validly given if sent by registered mail, postage pre-paid, addressed to the other at their respective address given below.

(a) If to the Employer:
ATS
110 Iron Street
Etobicoke, ON
M9W 5L9
Attention: Human Resources Department

(b) If to the Employee:
C Robert Brogan
158 Chiswick Crescent
Aurora, Ontario
L4G 6P2

6.3 **Survival.** The representations, warranties and covenants of the Employee contained in this Agreement shall survive any termination of the Employee's employment with the Employer.

6.4 **Damages.** The Employee agrees that in the event of any breach of this Agreement by the Employee, damages will be an inadequate remedy and that the Employer shall be entitled to make an application to a court of competent jurisdiction for temporary and/or permanent injunctive relief against the Employee, without necessity of proving actual damages to the Employer.

6.5 **Severability.** If any covenant or provision contained herein is determined to be void, invalid or unenforceable, in whole or in part for any reason whatsoever, it shall not be deemed to effect or impair the validity or enforceability of any other covenant or provision hereof, and such unenforceable covenant or provision or part thereof shall be treated as severable from the remainder of this Agreement.

6.6 **No Right to Sue.** The Employee shall have no further right to sue the Employer for damages or additional wages or benefits other than as set out herein.

6.7 Amendments. No modifications, amendments or variations hereof shall be of effect or binding upon the parties hereto unless agreed to in writing by each of them and thereafter such modifications, amendments or variations shall have the same effect as if same had originally formed part of this Agreement.

6.8 Assignment. This Agreement is personal to the Employee and may not be assigned by the Employee. This Agreement may be assigned by the Employer.

6.9 Waiver. No waiver by the parties hereto of any breach of such conditions, covenants or agreements hereof shall constitute a waiver of such conditions, covenants, or agreements except in respect of the particular breach giving rise to such waiver.

6.10 Employee's Acknowledgement. The Employee acknowledges that he/she has read and understands the foregoing and that the Employer has advised him/her that this Agreement substantially alters and supercedes the Employee's rights at common law. The Employee specifically acknowledges that the Employer has advised him/her to seek independent legal advice prior to executing this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement this 30th day of September, 2005.

SIGNED, SEALED AND DELIVERED

)
)
) **ATS Andlauer Transportation Services**
) **Limited Partnership**, by its General
) Partner,
) **ATS Andlauer Transportation Services**
) **GP Inc.**
)
) Per: ______
Name:
Title:

Witness:

______

)
)
)
)

______
(Name of Employee)


RECEIVED
2006 MAR 30 A 11:20

EMPLOYMENT AGREEMENT

THIS AGREEMENT made the __30th__ day of __September__ 2005

B E T W E E N:

Terry Jessup, an individual residing in the Town/City of Mississauga, in the Province of Ontario,

(hereinafter referred to as the "Employee")

OF THE FIRST PART

- and-

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Manitoba,

(hereinafter referred to as the "Employer")

OF THE SECOND PART

WHEREAS the Employee is presently employed, or is about to be employed, by the Employer;

AND WHEREAS the Employer is desirous of continuing to employ or employing to provide services as *Senior Vice Presiden Onatrio operations and Sales,* in connection with the business carried on by the Employer, and consisting principally of the provision of logistics and transportation services, and including certain other business activities relating thereto (the "Business");

AND WHEREAS the Employee recognizes that as part of the duties of his employment, all ideas and suggestions of interest to the Employer, conceived or made by him while he is employed by the Employer shall be made available to the Employer;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), it is agreed as follows:

ARTICLE ONE - AGREEMENT

1.1 **Termination of Prior Agreements.** This Employment Agreement, from and after

the date hereof, supersedes and takes the place of any other contracts of the same or similar nature heretofore existing between the parties hereto.

ARTICLE TWO - EMPLOYMENT

2.1 Term of Employment. Subject to the terms and conditions contained herein, the Employer agrees to employ the Employee and the Employee agrees to be employed by the Employer, effective *September 30th 2005,* in its business and will have the title of *Senior Vice Presiden, Ontario Operations and Sales* such employment shall be for a period of indefinite duration. In this capacity the Employee's duties and responsibilities will include, but will not necessarily be limited to, the following duties: *Develops, Recommends, Evaluates and obtains approval of all major personnel, operational plans and programs as they pertain to the Ontario region.*

2.2 Directions and Policies. During his/her employment with the Employer, the Employee shall in all respects conform to and comply with the directions and policies of the Employer, perform each of the duties assigned from time to time by the Employer to the best of his/her skill and ability, faithfully and diligently serve the Employer and devote his/her full working time and attention and energies to the business of the Employer. The Employee shall not accept employment, or engage in self-employment, with any other individual, firm corporation or agency of government at any time during the term of this Agreement, which may interfere or conflict with his/her duties as provided for in this Agreement.

ARTICLE THREE - TERMINATION OF EMPLOYMENT

3.1 This Agreement shall commence on the date of execution hereof and shall not be terminated except in accordance with the provisions for termination contained herein.

a) **Just Cause Termination**: The Employer shall be entitled to terminate this Agreement at any time or without notice or payment in lieu thereof, if the conduct of the Employee is such as to constitute just cause for summary dismissal. The parties agree that just cause shall include the willful refusal or failure of the Employee to perform the duties and responsibilities established under this Agreement, or any other cause deemed sufficient in law or in any other circumstance in which no notice or payment in lieu of notice if required by law.

b) **Termination Without Just Cause:** The Employer shall be entitled to terminate this Agreement and the employment of the Employee at any time other than without just cause upon providing payment in lieu of notice and severance of the equivalent of 12 months salary and the Employee hereby waives any claim to further notice or compensation, and the Employee agrees that the foregoing notice period is deemed conclusively to be reasonable notice of termination; payments made in lieu of notice shall be based upon the Employee's average annualized income, including salary and bonus, for the preceding twelve months of the Employee's termination date.

c) **Resignation of Employment:** The Employee may resign his/her employment at any time provided he/she gives the employer four weeks notice in writing. The Employer may waive such notice, in whole or in part.

d) **Benefits and Other Payments upon Termination:** During any period in which the Employer makes payments to the Employee in lieu of notice, the employment benefits to which the Employee is entitled hereunder shall continue unabated where permitted under the terms of

the applicable fund, plan, arrangement or policy.

If the Employee's employment is terminated for any reason whatsoever, the Employee shall be entitled to receive all forms of compensation, including salary and bonus, on a pro rated basis, up to and including the later of his/her date of termination or the last day of the period of payments in lieu of notice, as the case may be.

ARTICLE FOUR – REMUNERATION AND BENEFITS

4.1 **Salary and Bonus.** During the Employee's employment with the Employer, the Employee shall be entitled to received the following remuneration:

a)

b)

c)



The Employee and the Employer agree that, from time to time, by mutual written agreement, they may adjust the amount of the salary referred to in Section (a) hereof, without changing the interpretation of any other provisions contained in this Agreement.

4.2 **Benefits.** During the term of this Agreement the Employee will, subject to the Employee meeting the insurability and other applicable requirements, be entitled to participate in any benefit programs available to the employees of the Employer. The Employer reserves the right to amend or delete these benefits in the future without prior notice or obligation to the Employee. These benefits are explained more fully in the enclosed Handbook.

4.3 **Expenses.** The Corporation shall pay or reimburse the employee for all travel and out of pocket expenses reasonably incurred or paid by the Employee in the performance of his/her duties and responsibilities upon presentation of expense statements or receipts or such other supporting documentation as the Corporation may require. All travel and other expenses incurred by the Executive shall be in accordance with the Corporation's travel and expense policies.

4.4 **Vacation.** The Employee shall be entitled, during each year of employment, to vacation with pay of five (5) weeks, not more than two of which may be carried forward to the next year of employment. Vacation shall be taken by the Employee at such time as may be acceptable to the Corporation, having regard to its operations, and no more than two weeks of vacation shall be taken consecutively. Notwithstanding the foregoing, in the event the Employee's employment is terminated by the Employer, the Employee shall not be entitled to receive any payment in lieu of any vacation to which he/she was entitled and which had not already been taken by him/her except to the extent, if any, of payments in respect of vacation pay required pursuant to the *Cnada labour Code*.

4.5 **Vehicle Allowance.** The Employer shall provide the Employee with the use of a company automobile or a car allowance of $[redacted] at the employers discretion. The Employer shall reimburse the Employee for all business related costs incurred in the operation of the motor vehicle, including costs associated with fuel consumption, insurance coverage and repair

expenses. In accordance with the Employer's policies and practices, the Employee shall be required to present expenses statements or receipts or such other supporting documentation as the Corporation may reasonably require.

4.6 **Membership Expenses.** The Employee will be entitled to a health, golf or other approved membership, reimbursement for up to $[redacted] per year. The Employer and the Employee expressly agree that the Employer may, at any time, reduce or revoke the Employee's entitlement to be reimbursed for membership fees.

4.7 **Income Tax Provision.** The Employer shall not be obligated to reimburse or otherwise make allowance to the Employee in respect of any deemed benefit or income for income tax purposes as a result of the provision to and the use by the employee of any car, car allowance, health membership, golf membership, or other membership provided by the Employer to the Employee.

ARTICLE FIVE – EMPLOYEE COVENANTS

5.1 **Covenants of the Employee.** The Employee covenants both during and after employment with the Employer as follows:

a) that, except in fulfillment of his/her duty hereunder, he/she shall not enter into any contract on behalf of, or in the name of, the Employer and shall not pledge the credit of the Employer;

b) that he/she shall not at any time be guilty of any conduct or act causing or calculated to cause damage or discredit to the reputation or business of the Employer;

c) that the Employee shall not, while employed, or for a period of 12 months following the termination of his/her employment for any reason, solicit or attempt to solicit, either directly or indirectly, any suppliers, employees or customers of the Employer's business who were suppliers, employees or customers of the Employer during the six months preceding the termination of his/her employment, or take any action that impairs the relations between the employer or of any of its partners or affiliations and its suppliers, employees or customers or which may otherwise be detrimental to the business conducted by the Employer;

d) that all art work, designs, text ideas, concepts, creations, inventions or improvements made by the Employee during his/her term of employment which in any way relate to the business of the Employer shall be the sole property of the Employer. The Employee further acknowledges and agrees that any copyright and/or industrial design registration and such work belongs solely to the Employer. The Employee waives any more rights he/she may have in such work;

e) that to the best of his/her knowledge, the Employee has no obligation to any former employer or to any other person that would prevent him/her from fully performing his duties to the Employer, and the Employee is not subject to any outstanding employment agreement or restrictive covenant inconsistent with the terms of this Agreement. The Employee has not disclosed to the Employer any confidential information belonging to any third party in breach of any obligation of confidence and is not induced or caused, and will not induce or cause, the Employer to use or disclose any confidential information of any third party;

f) the Employee agrees that he/she will not, either during the term of his/her employment, or at any time thereafter, use or disclose confidential or proprietary information to any person other than the Employer or the Employer's appropriate Employee's, and the Employer's contracted agents and consultants, except with the written consent of the Employer, except for

information which is lawfully obtained by him/her or publicly available other than through a breach of this obligation. The Employee agrees and acknowledges that this confidentiality obligation will remain forever in effect;

g) the Employee further acknowledges that the information found in the Employer's books, records, print outs, lists, notes, or any other documents or copies thereof relating to the business of the Employer is the exclusive property of the Employer, is confidential and proprietary information of the Employer and can only be used for the benefit of the Employer.

ARTICLE SIX – GENERAL CONTRACT PROVISIONS

6.1 **Governing Law.** The terms of this Agreement are governed, interpreted and shall remain subject to the laws of the Province of Ontario. The parties irrevocably attorn to the Courts of Ontario.

6.2 **Notices.** Any notice to be given by either party hereunder may be validly given if sent by registered mail, postage pre-paid, addressed to the other at their respective address given below.

(a) If to the Employer:
ATS
110 Iron Street
Etobicoke, ON
M9W 5L9
Attention: Human Resources Department

(b) If to the Employee:
Terry Jessup
1034 Caven Street,
Mississauga, Ontario
L5G 4JY

6.3 **Survival.** The representations, warranties and covenants of the Employee contained in this Agreement shall survive any termination of the Employee's employment with the Employer.

6.4 **Damages.** The Employee agrees that in the event of any breach of this Agreement by the Employee, damages will be an inadequate remedy and that the Employer shall be entitled to make an application to a court of competent jurisdiction for temporary and/or permanent injunctive relief against the Employee, without necessity of proving actual damages to the Employer.

6.5 **Severability.** If any covenant or provision contained herein is determined to be void, invalid or unenforceable, in whole or in part for any reason whatsoever, it shall not be deemed to effect or impair the validity or enforceability of any other covenant or provision hereof, and such unenforceable covenant or provision or part thereof shall be treated as severable from the remainder of this Agreement.

6.6 **No Right to Sue.** The Employee shall have no further right to sue the Employer for

damages or additional wages or benefits other than as set out herein.

6.7 Amendments. No modifications, amendments or variations hereof shall be of effect or binding upon the parties hereto unless agreed to in writing by each of them and thereafter such modifications, amendments or variations shall have the same effect as if same had originally formed part of this Agreement.

6.8 Assignment. This Agreement is personal to the Employee and may not be assigned by the Employee. This Agreement may be assigned by the Employer.

6.9 Waiver. No waiver by the parties hereto of any breach of such conditions, covenants or agreements hereof shall constitute a waiver of such conditions, covenants, or agreements except in respect of the particular breach giving rise to such waiver.

6.10 Employee's Acknowledgement. The Employee acknowledges that he/she has read and understands the foregoing and that the Employer has advised him/her that this Agreement substantially alters and supercedes the Employee's rights at common law. The Employee specifically acknowledges that the Employer has advised him/her to seek independent legal advice prior to executing this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement this 30th day of September, 2005.

SIGNED, SEALED AND DELIVERED

)
)
) **ATS Andlauer Transportation Services**
) **Limited Partnership,** by its General
) Partner,
) **ATS Andlauer Transportation Services**
) **GP Inc.**
)
) Per: ______________________
Name:
Title:

Witness: ______________________

)
)
)
)

____
(Name of Employee)


RECEIVED

EMPLOYMENT AGREEMENT

THIS AGREEMENT made the ___30th_day of ___September____ 2005__

BETWEEN:

________Michel Lunardi__________, an individual residing in the Town/City of _________St-Anne-desLacs__, in the Province of ___Quebec______________,

(hereinafter referred to as the "Employee")

OF THE FIRST PART

- and-

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Manitoba,

(hereinafter referred to as the "Employer")

OF THE SECOND PART

WHEREAS the Employee is presently employed, or is about to be employed, by the Employer;

AND WHEREAS the Employer is desirous of continuing to employ or employing to provide services as *Vice President, Eastern Operations and Sales,* in connection with the business carried on by the Employer, and consisting principally of the provision of logistics and transportation services, and including certain other business activities relating thereto (the "Business");

AND WHEREAS the Employee recognizes that as part of the duties of his employment, all ideas and suggestions of interest to the Employer, conceived or made by him while he is employed by the Employer shall be made available to the Employer;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), it is agreed as follows:

ARTICLE ONE - AGREEMENT

1.1 **Termination of Prior Agreements.** This Employment Agreement, from and after

the date hereof, supersedes and takes the place of any other contracts of the same or similar nature heretofore existing between the parties hereto.

ARTICLE TWO - EMPLOYMENT

2.1 **Term of Employment.** Subject to the terms and conditions contained herein, the Employer agrees to employ the Employee and the Employee agrees to be employed by the Employer, effective *September 30th 2005*, in its business and will have the title of *Vice President, Eastern Operations and Sales* such employment shall be for a period of indefinite duration. In this capacity the Employee's duties and responsibilities will include, but will not necessarily be limited to, the following duties: *Directs and coordinates activities for operations and sales of the eastern region, reviews analyses of activities, costs, operations and forecast data to determine progress toward stated goals and objectives.*

2.2 **Directions and Policies.** During his/her employment with the Employer, the Employee shall in all respects conform to and comply with the directions and policies of the Employer, perform each of the duties assigned from time to time by the Employer to the best of his/her skill and ability, faithfully and diligently serve the Employer and devote his/her full working time and attention and energies to the business of the Employer. The Employee shall not accept employment, or engage in self-employment, with any other individual, firm corporation or agency of government at any time during the term of this Agreement, which may interfere or conflict with his/her duties as provided for in this Agreement.

ARTICLE THREE - TERMINATION OF EMPLOYMENT

3.1 This Agreement shall commence on the date of execution hereof and shall not be terminated except in accordance with the provisions for termination contained herein.

a) **Just Cause Termination**: The Employer shall be entitled to terminate this Agreement at any time or without notice or payment in lieu thereof, if the conduct of the Employee is such as to constitute just cause for summary dismissal. The parties agree that just cause shall include the willful refusal or failure of the Employee to perform the duties and responsibilities established under this Agreement, or any other cause deemed sufficient in law or in any other circumstance in which no notice or payment in lieu of notice if required by law.

b) **Termination Without Just Cause**: The Employer shall be entitled to terminate this Agreement and the employment of the Employee at any time other than without just cause upon providing upon providing payment in lieu of notice and severance of the equivalent of 24 months salary and the Employee hereby waives any claim to further notice or compensation, and the Employee agrees that the foregoing notice period is deemed conclusively to be reasonable notice of termination; payments made in lieu of notice shall be based upon the Employee's average annualized income, including salary and bonus, for the preceding twelve months of the Employee's termination date.

c) **Resignation of Employment:** The Employee may resign his/her employment at any time provided he/she gives the employer four weeks notice in writing. The Employer may waive such notice, in whole or in part.

d) **Benefits and Other Payments upon Termination:** During any period in which the Employer makes payments to the Employee in lieu of notice, the employment benefits to which the Employee is entitled hereunder shall continue unabated where permitted under the terms of

the applicable fund, plan, arrangement or policy.

If the Employee's employment is terminated for any reason whatsoever, the Employee shall be entitled to receive all forms of compensation, including salary and bonus, on a pro rated basis, up to and including the later of his/her date of termination or the last day of the period of payments in lieu of notice, as the case may be.

ARTICLE FOUR – REMUNERATION AND BENEFITS

4.1 **Salary and Bonus.** During the Employee's employment with the Employer, the Employee shall be entitled to received the following remuneration:

a)

b)

c)



The Employee and the Employer agree that, from time to time, by mutual written agreement, they may adjust the amount of the salary referred to in Section (a) hereof, without changing the interpretation of any other provisions contained in this Agreement.

4.2 **Benefits.** During the term of this Agreement the Employee will, subject to the Employee meeting the insurability and other applicable requirements, be entitled to participate in any benefit programs available to the employees of the Employer. The Employer reserves the right to amend or delete these benefits in the future without prior notice or obligation to the Employee. These benefits are explained more fully in the enclosed Handbook.

4.3 **Expenses.** The Corporation shall pay or reimburse the employee for all travel and out of pocket expenses reasonably incurred or paid by the Employee in the performance of his/her duties and responsibilities upon presentation of expense statements or receipts or such other supporting documentation as the Corporation may require. All travel and other expenses incurred by the Executive shall be in accordance with the Corporation's travel and expense policies.

4.4 **Vacation.** The Employee shall be entitled, during each year of employment, to vacation with pay of five (5) weeks, not more than two of which may be carried forward to the next year of employment. Vacation shall be taken by the Employee at such time as may be acceptable to the Corporation, having regard to its operations, and no more than two weeks of vacation shall be taken consecutively. Notwithstanding the foregoing, in the event the Employee's employment is terminated by the Employer, the Employee shall not be entitled to receive any payment in lieu of any vacation to which he/she was entitled and which had not already been taken by him/her except to the extent, if any, of payments in respect of vacation pay required pursuant to the *Canada Labour Code.*

4.5 **Vehicle Allowance.** The Employer shall provide the Employee with the use of a company automobile or a car allowance of $ at the employers discretion. The Employer shall reimburse the Employee for all business related costs incurred in the operation of the motor vehicle, including costs associated with fuel consumption, insurance coverage and repair

expenses. In accordance with the Employer's policies and practices, the Employee shall be required to present expenses statements or receipts or such other supporting documentation as the Corporation may reasonably require.

4.6 **Membership Expenses.** The Employee will be entitled to a health, golf or other approved membership, reimbursement for up to $[redacted] per year. The Employer and the Employee expressly agree that the Employer may, at any time, reduce or revoke the Employee's entitlement to be reimbursed for membership fees.

4.7 **Income Tax Provision.** The Employer shall not be obligated to reimburse or otherwise make allowance to the Employee in respect of any deemed benefit or income for income tax purposes as a result of the provision to and the use by the employee of any car, car allowance, health membership, golf membership, or other membership provided by the Employer to the Employee.

ARTICLE FIVE – EMPLOYEE COVENANTS

5.1 **Covenants of the Employee.** The Employee covenants both during and after employment with the Employer as follows:

a) that, except in fulfillment of his/her duty hereunder, he/she shall not enter into any contract on behalf of, or in the name of, the Employer and shall not pledge the credit of the Employer;

b) that he/she shall not at any time be guilty of any conduct or act causing or calculated to cause damage or discredit to the reputation or business of the Employer;

c) that the Employee shall not, while employed, or for a period of 12 months following the termination of his/her employment for any reason, solicit or attempt to solicit, either directly or indirectly, any suppliers, employees or customers of the Employer's business who were suppliers, employees or customers of the Employer during the six months preceding the termination of his/her employment, or take any action that impairs the relations between the employer or of any of its partners or affiliations and its suppliers, employees or customers or which may otherwise be detrimental to the business conducted by the Employer;

d) that all art work, designs, text ideas, concepts, creations, inventions or improvements made by the Employee during his/her term of employment which in any way relate to the business of the Employer shall be the sole property of the Employer. The Employee further acknowledges and agrees that any copyright and/or industrial design registration and such work belongs solely to the Employer. The Employee waives any more rights he/she may have in such work;

e) that to the best of his/her knowledge, the Employee has no obligation to any former employer or to any other person that would prevent him/her from fully performing his duties to the Employer, and the Employee is not subject to any outstanding employment agreement or restrictive covenant inconsistent with the terms of this Agreement. The Employee has not disclosed to the Employer any confidential information belonging to any third party in breach of any obligation of confidence and is not induced or caused, and will not induce or cause, the Employer to use or disclose any confidential information of any third party;

f) the Employee agrees that he/she will not, either during the term of his/her employment, or at any time thereafter, use or disclose confidential or proprietary information to any person other than the Employer or the Employer's appropriate Employee's, and the Employer's contracted agents and consultants, except with the written consent of the Employer, except for

information which is lawfully obtained by him/her or publicly available other than through a breach of this obligation. The Employee agrees and acknowledges that this confidentiality obligation will remain forever in effect;

g) the Employee further acknowledges that the information found in the Employer's books, records, print outs, lists, notes, or any other documents or copies thereof relating to the business of the Employer is the exclusive property of the Employer, is confidential and proprietary information of the Employer and can only be used for the benefit of the Employer.

ARTICLE SIX – GENERAL CONTRACT PROVISIONS

6.1 **Governing Law.** The terms of this Agreement are governed, interpreted and shall remain subject to the laws of the Province of Quebec. The parties irrevocably attorn to the Courts of Quebec.

6.2 **Notices.** Any notice to be given by either party hereunder may be validly given if sent by registered mail, postage pre-paid, addressed to the other at their respective address given below.

(a) If to the Employer:
ATS
110 Iron Street
Etobicoke, ON
M9W 5L9
Attention: Human Resources Department

(b) If to the Employee:
Michel Lunardi
22 Des Outardes
Ste-Anne-des-Lacs, Quebec
J0R 1B0

6.3 **Survival.** The representations, warranties and covenants of the Employee contained in this Agreement shall survive any termination of the Employee's employment with the Employer.

6.4 **Damages.** The Employee agrees that in the event of any breach of this Agreement by the Employee, damages will be an inadequate remedy and that the Employer shall be entitled to make an application to a court of competent jurisdiction for temporary and/or permanent injunctive relief against the Employee, without necessity of proving actual damages to the Employer.

6.5 **Severability.** If any covenant or provision contained herein is determined to be void, invalid or unenforceable, in whole or in part for any reason whatsoever, it shall not be deemed to effect or impair the validity or enforceability of any other covenant or provision hereof, and such unenforceable covenant or provision or part thereof shall be treated as severable from the remainder of this Agreement.

6.6 **No Right to Sue.** The Employee shall have no further right to sue the Employer for damages or additional wages or benefits other than as set out herein.

6.7 Amendments. No modifications, amendments or variations hereof shall be of effect or binding upon the parties hereto unless agreed to in writing by each of them and thereafter such modifications, amendments or variations shall have the same effect as if same had originally formed part of this Agreement.

6.8 Assignment. This Agreement is personal to the Employee and may not be assigned by the Employee. This Agreement may be assigned by the Employer.

6.9 Waiver. No waiver by the parties hereto of any breach of such conditions, covenants or agreements hereof shall constitute a waiver of such conditions, covenants, or agreements except in respect of the particular breach giving rise to such waiver.

6.10 Employee's Acknowledgement. The Employee acknowledges that he/she has read and understands the foregoing and that the Employer has advised him/her that this Agreement substantially alters and supercedes the Employee's rights at common law. The Employee specifically acknowledges that the Employer has advised him/her to seek independent legal advice prior to executing this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement this 30 day of September, 2005.

SIGNED, SEALED AND DELIVERED

) **ATS Andlauer Transportation Services**
) **Limited Partnership**, by its General
) Partner,
) **ATS Andlauer Transportation Services**
) **GP Inc.**

) Per: ______________
Name:
Title:

Witness:
____

____
(Mickel Lunardi)



EMPLOYMENT AGREEMENT

THIS AGREEMENT made the 30th day of September 2005

BETWEEN:

Brian Mascarenhas, an individual residing in the Town/City of Mississauga, in the Province of Ontario,

(hereinafter referred to as the "Employee")

OF THE FIRST PART

\- and-

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Manitoba,

(hereinafter referred to as the "Employer")

OF THE SECOND PART

WHEREAS the Employee is presently employed, or is about to be employed, by the Employer;

AND WHEREAS the Employer is desirous of continuing to employ or employing to provide services as *Vice President Finance, Chief Financial Officer*, in connection with the business carried on by the Employer, and consisting principally of the provision of logistics and transportation services, and including certain other business activities relating thereto (the "Business");

AND WHEREAS the Employee recognizes that as part of the duties of his employment, all ideas and suggestions of interest to the Employer, conceived or made by him while he is employed by the Employer shall be made available to the Employer;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), it is agreed as follows:

ARTICLE ONE - AGREEMENT

1.1 **Termination of Prior Agreements.** This Employment Agreement, from and after

the date hereof, supersedes and takes the place of any other contracts of the same or similar nature heretofore existing between the parties hereto.

ARTICLE TWO - EMPLOYMENT

2.1 **Term of Employment.** Subject to the terms and conditions contained herein, the Employer agrees to employ the Employee and the Employee agrees to be employed by the Employer, effective *September 30th 2005,* in its business and will have the title of *Vice President Finance, Chief Financial Officer* such employment shall be for a period of indefinite duration. In this capacity the Employee's duties and responsibilities will include, but will not necessarily be limited to, the following duties: Directs and coordinates company's financial affairs according to financial principles and government regulations. Establishes major economic objectives and policies for the company. Directs and prepares financial analyses of operations for guidance of management. Directs the activities concerned with safekeeping, control, and accounting for assets and securities.

2.2 **Directions and Policies.** During his/her employment with the Employer, the Employee shall in all respects conform to and comply with the directions and policies of the Employer, perform each of the duties assigned from time to time by the Employer to the best of his/her skill and ability, faithfully and diligently serve the Employer and devote his/her full working time and attention and energies to the business of the Employer. The Employee shall not accept employment, or engage in self-employment, with any other individual, firm corporation or agency of government at any time during the term of this Agreement, which may interfere or conflict with his/her duties as provided for in this Agreement.

ARTICLE THREE - TERMINATION OF EMPLOYMENT

3.1 This Agreement shall commence on the date of execution hereof and shall not be terminated except in accordance with the provisions for termination contained herein.

a) **Just Cause Termination**: The Employer shall be entitled to terminate this Agreement at any time or without notice or payment in lieu thereof, if the conduct of the Employee is such as to constitute just cause for summary dismissal. The parties agree that just cause shall include the willful refusal or failure of the Employee to perform the duties and responsibilities established under this Agreement, or any other cause deemed sufficient in law or in any other circumstance in which no notice or payment in lieu of notice if required by law.

b) **Termination Without Just Cause**: The Employer shall be entitled to terminate this Agreement and the employment of the Employee at any time other than without just cause upon providing upon providing payment in lieu of notice and severance of the equivalent of 12 months salary and the Employee hereby waives any claim to further notice or compensation, and the Employee agrees that the foregoing notice period is deemed conclusively to be reasonable notice of termination; payments made in lieu of notice shall be based upon the Employee's average annualized income, including salary and bonus, for the preceding twelve months of the Employee's termination date.

c) **Resignation of Employment:** The Employee may resign his/her employment at any time provided he/she gives the employer four weeks notice in writing. The Employer may waive such notice, in whole or in part.

d) **Benefits and Other Payments upon Termination:** During any period in which the

Employer makes payments to the Employee in lieu of notice, the employment benefits to which the Employee is entitled hereunder shall continue unabated where permitted under the terms of the applicable fund, plan, arrangement or policy.

If the Employee's employment is terminated for any reason whatsoever, the Employee shall be entitled to receive all forms of compensation, including salary and bonus, on a pro rated basis, up to and including the later of his/her date of termination or the last day of the period of payments in lieu of notice, as the case may be.

ARTICLE FOUR – REMUNERATION AND BENEFITS

4.1 Salary and Bonus. During the Employee's employment with the Employer, the Employee shall be entitled to received the following remuneration:

a)

b)

c)



The Employee and the Employer agree that, from time to time, by mutual written agreement, they may adjust the amount of the salary referred to in Section (a) hereof, without changing the interpretation of any other provisions contained in this Agreement.

4.2 Benefits. During the term of this Agreement the Employee will, subject to the Employee meeting the insurability and other applicable requirements, be entitled to participate in any benefit programs available to the employees of the Employer. The Employer reserves the right to amend or delete these benefits in the future without prior notice or obligation to the Employee. These benefits are explained more fully in the enclosed Handbook.

4.3 Expenses. The Corporation shall pay or reimburse the employee for all travel and out of pocket expenses reasonably incurred or paid by the Employee in the performance of his/her duties and responsibilities upon presentation of expense statements or receipts or such other supporting documentation as the Corporation may require. All travel and other expenses incurred by the Executive shall be in accordance with the Corporation's travel and expense policies.

4.4 Vacation. The Employee shall be entitled, during each year of employment, to vacation with pay of five (5) weeks, not more than two of which may be carried forward to the next year of employment. Vacation shall be taken by the Employee at such time as may be acceptable to the Corporation, having regard to its operations, and no more than two weeks of vacation shall be taken consecutively. Notwithstanding the foregoing, in the event the Employee's employment is terminated by the Employer, the Employee shall not be entitled to receive any payment in lieu of any vacation to which he/she was entitled and which had not already been taken by him/her except to the extent, if any, of payments in respect of vacation pay required pursuant to the *Employment Standards Act* of Ontario.

4.5 Vehicle Allowance. The Employer shall provide the Employee with the use of a company automobile or a car allowance of $ at the employers discretion. The Employer

shall reimburse the Employee for all business related costs incurred in the operation of the motor vehicle, including costs associated with fuel consumption, insurance coverage and repair expenses. In accordance with the Employer's policies and practices, the Employee shall be required to present expenses statements or receipts or such other supporting documentation as the Corporation may reasonably require.

4.6 **Membership Expenses.** The Employee will be entitled to a health, golf or other approved membership, reimbursement for up to $[illegible] per year. The Employer and the Employee expressly agree that the Employer may, at any time, reduce or revoke the Employee's entitlement to be reimbursed for membership fees.

4.7 **Income Tax Provision.** The Employer shall not be obligated to reimburse or otherwise make allowance to the Employee in respect of any deemed benefit or income for income tax purposes as a result of the provision to and the use by the employee of any car, car allowance, health membership, golf membership, or other membership provided by the Employer to the Employee.

ARTICLE FIVE – EMPLOYEE COVENANTS

5.1 **Covenants of the Employee.** The Employee covenants both during and after employment with the Employer as follows:

a) that, except in fulfillment of his/her duty hereunder, he/she shall not enter into any contract on behalf of, or in the name of, the Employer and shall not pledge the credit of the Employer;

b) that he/she shall not at any time be guilty of any conduct or act causing or calculated to cause damage or discredit to the reputation or business of the Employer;

c) that the Employee shall not, while employed, or for a period of 12 months following the termination of his/her employment for any reason, solicit or attempt to solicit, either directly or indirectly, any suppliers, employees or customers of the Employer's business who were suppliers, employees or customers of the Employer during the six months preceding the termination of his/her employment, or take any action that impairs the relations between the employer or of any of its partners or affiliations and its suppliers, employees or customers or which may otherwise be detrimental to the business conducted by the Employer;

d) that all art work, designs, text ideas, concepts, creations, inventions or improvements made by the Employee during his/her term of employment which in any way relate to the business of the Employer shall be the sole property of the Employer. The Employee further acknowledges and agrees that any copyright and/or industrial design registration and such work belongs solely to the Employer. The Employee waives any more rights he/she may have in such work;

e) that to the best of his/her knowledge, the Employee has no obligation to any former employer or to any other person that would prevent him/her from fully performing his duties to the Employer, and the Employee is not subject to any outstanding employment agreement or restrictive covenant inconsistent with the terms of this Agreement. The Employee has not disclosed to the Employer any confidential information belonging to any third party in breach of any obligation of confidence and is not induced or caused, and will not induce or cause, the Employer to use or disclose any confidential information of any third party;

f) the Employee agrees that he/she will not, either during the term of his/her employment, or at any time thereafter, use or disclose confidential or proprietary information to any person

other than the Employer or the Employer's appropriate Employee's, and the Employer's contracted agents and consultants, except with the written consent of the Employer, except for information which is lawfully obtained by him/her or publicly available other than through a breach of this obligation. The Employee agrees and acknowledges that this confidentiality obligation will remain forever in effect;

g) the Employee further acknowledges that the information found in the Employer's books, records, print outs, lists, notes, or any other documents or copies thereof relating to the business of the Employer is the exclusive property of the Employer, is confidential and proprietary information of the Employer and can only be used for the benefit of the Employer.

ARTICLE SIX – GENERAL CONTRACT PROVISIONS

6.1 **Governing Law.** The terms of this Agreement are governed, interpreted and shall remain subject to the laws of the Province of Ontario. The parties irrevocably attorn to the Courts of Ontario.

6.2 **Notices.** Any notice to be given by either party hereunder may be validly given if sent by registered mail, postage pre-paid, addressed to the other at their respective address given below.

(a) If to the Employer:
ATS
110 Iron Street
Etobicoke, ON
M9W 5L9
Attention: Human Resources Department

(b) If to the Employee:
Brian Mascarenhas
3834 Promontory
Mississauga, Ontario
L5L 3M2

6.3 **Survival.** The representations, warranties and covenants of the Employee contained in this Agreement shall survive any termination of the Employee's employment with the Employer.

6.4 **Damages.** The Employee agrees that in the event of any breach of this Agreement by the Employee, damages will be an inadequate remedy and that the Employer shall be entitled to make an application to a court of competent jurisdiction for temporary and/or permanent injunctive relief against the Employee, without necessity of proving actual damages to the Employer.

6.5 **Severability.** If any covenant or provision contained herein is determined to be void, invalid or unenforceable, in whole or in part for any reason whatsoever, it shall not be deemed to effect or impair the validity or enforceability of any other covenant or provision hereof, and such unenforceable covenant or provision or part thereof shall be treated as severable from the remainder of this Agreement.

6.6 No Right to Sue. The Employee shall have no further right to sue the Employer for damages or additional wages or benefits other than as set out herein.

6.7 Amendments. No modifications, amendments or variations hereof shall be of effect or binding upon the parties hereto unless agreed to in writing by each of them and thereafter such modifications, amendments or variations shall have the same effect as if same had originally formed part of this Agreement.

6.8 Assignment. This Agreement is personal to the Employee and may not be assigned by the Employee. This Agreement may be assigned by the Employer.

6.9 Waiver. No waiver by the parties hereto of any breach of such conditions, covenants or agreements hereof shall constitute a waiver of such conditions, covenants, or agreements except in respect of the particular breach giving rise to such waiver.

6.10 Employee's Acknowledgement. The Employee acknowledges that he/she has read and understands the foregoing and that the Employer has advised him/her that this Agreement substantially alters and supercedes the Employee's rights at common law. The Employee specifically acknowledges that the Employer has advised him/her to seek independent legal advice prior to executing this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement this 30th day of September, 2005.

SIGNED, SEALED AND DELIVERED

) **ATS Andlauer Transportation Services**
) **Limited Partnership,** by its General
) Partner,
) **ATS Andlauer Transportation Services**
) **GP Inc.**

) Per: ______________
Name:
Title:

Witness:

____

____
(Name of Employee)
BRIAN MASCARENHAS

EMPLOYMENT AGREEMENT

THIS AGREEMENT made the 30th day of September 2005

BETWEEN:

Marcus Pryce-Jones, an individual residing in the Town/City of Calgary, in the Province of Alberta,

(hereinafter referred to as the "Employee")

OF THE FIRST PART

- and-

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Manitoba,

(hereinafter referred to as the "Employer")

OF THE SECOND PART

WHEREAS the Employee is presently employed, or is about to be employed, by the Employer;

AND WHEREAS the Employer is desirous of continuing to employ or employing to provide services as *Vice President Western Operations and Sales,* in connection with the business carried on by the Employer, and consisting principally of the provision of logistics and transportation services, and including certain other business activities relating thereto (the "Business");

AND WHEREAS the Employee recognizes that as part of the duties of his employment, all ideas and suggestions of interest to the Employer, conceived or made by him while he is employed by the Employer shall be made available to the Employer;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the respective covenants and agreements of the parties contained herein and other good and valuable consideration (the receipt and sufficiency of which is hereby acknowledged by each of the parties hereto), it is agreed as follows:

ARTICLE ONE - AGREEMENT

1.1 **Termination of Prior Agreements.** This Employment Agreement, from and after

contracted agents and consultants, except with the written consent of the Employer, except for information which is lawfully obtained by him/her or publicly available other than through a breach of this obligation. The Employee agrees and acknowledges that this confidentiality obligation will remain forever in effect;

g) the Employee further acknowledges that the information found in the Employer's books, records, print outs, lists, notes, or any other documents or copies thereof relating to the business of the Employer is the exclusive property of the Employer, is confidential and proprietary information of the Employer and can only be used for the benefit of the Employer.

ARTICLE SIX – GENERAL CONTRACT PROVISIONS

6.1 Governing Law. The terms of this Agreement are governed, interpreted and shall remain subject to the laws of the Province of Ontario. The parties irrevocably attorn to the Courts of Ontario.

6.2 Notices. Any notice to be given by either party hereunder may be validly given if sent by registered mail, postage pre-paid, addressed to the other at their respective address given below.

(a) If to the Employer:
ATS
110 Iron Street
Etobicoke, ON
M9W 5L9
Attention: Human Resources Department

(b) If to the Employee:
Marcus Pryce-Jones
34 Westridge Crescent S.W.
Calgary Alberta
T5H 5E1

6.3 Survival. The representations, warranties and covenants of the Employee contained in this Agreement shall survive any termination of the Employee's employment with the Employer.

6.4 Damages. The Employee agrees that in the event of any breach of this Agreement by the Employee, damages will be an inadequate remedy and that the Employer shall be entitled to make an application to a court of competent jurisdiction for temporary and/or permanent injunctive relief against the Employee, without necessity of proving actual damages to the Employer.

6.5 Severability. If any covenant or provision contained herein is determined to be void, invalid or unenforceable, in whole or in part for any reason whatsoever, it shall not be deemed to effect or impair the validity or enforceability of any other covenant or provision hereof, and such unenforceable covenant or provision or part thereof shall be treated as severable from the remainder of this Agreement.

6.6 No Right to Sue. The Employee shall have no further right to sue the Employer for damages or additional wages or benefits other than as set out herein.

6.7 Amendments. No modifications, amendments or variations hereof shall be of effect or binding upon the parties hereto unless agreed to in writing by each of them and thereafter such modifications, amendments or variations shall have the same effect as if same had originally formed part of this Agreement.

6.8 Assignment. This Agreement is personal to the Employee and may not be assigned by the Employee. This Agreement may be assigned by the Employer.

6.9 Waiver. No waiver by the parties hereto of any breach of such conditions, covenants or agreements hereof shall constitute a waiver of such conditions, covenants, or agreements except in respect of the particular breach giving rise to such waiver.

6.10 Employee's Acknowledgement. The Employee acknowledges that he/she has read and understands the foregoing and that the Employer has advised him/her that this Agreement substantially alters and supercedes the Employee's rights at common law. The Employee specifically acknowledges that the Employer has advised him/her to seek independent legal advice prior to executing this Agreement.

IN WITNESS WHEREOF the parties have executed this Agreement this 30th day of September, 2005.

SIGNED, SEALED AND DELIVERED

ATS Andlauer Transportation Services Limited Partnership, by its General Partner,
ATS Andlauer Transportation Services GP Inc.

Per: ____________
Name:
Title:

Witness: ____________

____
(Name of Employee)


RECEIVED
2006 MAR 30 A 11:33
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ATS ANDLAUER INCOME FUND

MICHAEL ANDLAUER NON-COMPETITION AGREEMENT

September 30, 2005

BURNET, DUCKWORTH & PALMER LLP

G:\062047\0001\Material Contracts\SEDAR\Non-Compete Andlauer 03 (conformed).doc

TABLE OF CONTENTS

NON-COMPETITION AGREEMENT

THIS AGREEMENT is made as of the 30th day of September, 2005.

AMONG:

ATS ANDLAUER INCOME FUND, a trust established under the laws of the Province of Ontario (the "**Fund**")

AND

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP, a limited partnership established under the laws of the Province of Manitoba (the "**Partnership**")

AND

ATS ANDLAUER TRANSPORTATION SERVICES GP INC., a corporation incorporated under the *Canada Business Corporations Act* (the "**GP**")

AND

MICHAEL ANDLAUER, an individual resident in the Town of Milton, Ontario ("**Andlauer**")

WHEREAS the Partnership and ATS Andlauer Transportation Services Inc (the "**Vendor**") have entered into an acquisition agreement (the "**Acquisition Agreement**") dated as of the date hereof with respect to, among other things, the purchase by the Partnership of the Canadian transportation solutions business owned by the Vendor;

AND WHEREAS Andlauer is, indirectly, a shareholder and senior officer of the Vendor;

AND WHEREAS the Partnership requires, as a condition to its obligations under the Acquisition Agreement, that this Agreement be entered into by Andlauer and the Vendor has requested on its behalf that Andlauer enter into this Agreement;

AND WHEREAS Andlauer acknowledges that this Agreement is necessary for the Partnership to receive the full benefit of the goodwill and of the assets and undertakings to be acquired by the Partnership pursuant to the Acquisition Agreements;

NOW THEREFORE in consideration of: (i) the mutual covenants and other consideration provided in the Acquisition Agreement (some or all of which consideration Andlauer acknowledges is to his benefit, either directly or indirectly); (ii) the payment by the Partnership to Andlauer of the sum of $10.00 (the receipt of which is hereby acknowledged by Andlauer); and (iii) such other good and valuable consideration, the sufficiency of which is hereby acknowledged by each of the Parties to this Agreement, the parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions

In this Agreement, all capitalized terms referred to herein shall have the meanings ascribed thereto in the Acquisition Agreement and the following terms have the following meanings:

(a) "**affiliate**" means an "**affiliate**" within the meaning of Section 1.2 of Ontario Securities Commission Rule 45-501-Exempt Distributions promulgated under the *Securities Act* (Ontario) as in effect on the date hereof;

(b) "**associate**" has the meaning ascribed thereto in the *Securities Act* (Ontario) at the date of this Agreement;

(c) "**ATSOT**" means ATS Andlauer Operating Trust, a trust established under the laws of the Province of Ontario;

(d) "**Business**" means the Canadian transportation solutions business carried on by Vendor immediately prior to the date of this Agreement and as more fully described in the final prospectus of the Fund dated September 22, 2005;

(e) "**Business Day**" means any day on which commercial banks are open for business in the City of Toronto other than a Saturday, a Sunday or a day observed as a holiday in the City of Toronto, Ontario;

(f) "**Closing Date**" has the meaning ascribed thereto in the Acquisition Agreement;

(g) "**Diluted Basis**" means, with reference to the Units of the Fund that are issued and outstanding at any time, means all of the Units that are issued and outstanding at such time after giving effect to the issue of Units upon the exchange of all issued and outstanding exchangeable partnership units of the Partnership pursuant to the exchange agreement dated September 30, 2005 between the Fund, ATSOT, the GP, the Partnership and the Vendor or otherwise;

(h) "**Non-Compete Period**" has the meaning ascribed thereto in Section 2.1;

(i) "**Parties**" means the Fund, the Partnership, the GP and Andlauer, and "**Party**" means any one of them;

(j) "**Permitted Investment**" has the meaning ascribed thereto in Section 2.1;

(k) "**Person**" means and includes any individual, corporation, limited partnership, general partnership, joint stock company, limited liability corporation, joint venture, association, company, trust, bank, trust company, pension fund, business trust or other organization, whether or not a legal entity;

(l) "**Securityholders Agreement**" means the securityholders agreement dated September 30, 2005 between the Fund, the GP, the Partnership and the Vendor;

(m) "**subsidiary**" has the meaning ascribed thereto in the *Securities Act* (Ontario) at the date of this Agreement;

(n) "**Trustees**" means, at any time, the individuals who are the trustees of the Fund at such time;

(o) "**Units**" means trust units of the Fund, other than special voting units; and

(p) "**Vendor Group**" has the meaning ascribed thereto in the Securityholders Agreement.

1.2 Interpretation Not Affected by Headings, etc.

The division of this Agreement into Articles, sections and other portions and the insertion of headings are for convenience of reference only and should not affect the construction or interpretation of this Agreement. Unless otherwise indicated, all references to an "Article" or "section" followed by a number and/or a letter refer to the specified Article or section of this Agreement. The terms "this Agreement", "hereof", "herein" and "hereunder" and similar expressions refer to this Agreement and not to any particular Article, section or other portion of this Agreement and include any agreement or instrument supplementary or ancillary to this Agreement.

1.3 Interpretation

Words importing the singular number only shall include the plural and vice versa. Words importing gender shall include all genders. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

1.4 Limitations of Liability

(a) Where any reference is made herein to an act to be performed by, for or on behalf of the Fund, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, for or on behalf of the Trustees, in their capacity as trustees of the Fund, and where any reference is made herein to an act to be performed by, for or on behalf of the Trustees, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, for or on behalf of the Trustees in their capacity as trustees of the Fund.

(b) The Parties acknowledge that the Trustees are entering into this Agreement solely in their capacity as trustees, on behalf of the Fund, and the obligations of the Fund hereunder shall not be personally binding upon the Trustees, any of the holders of Units or special voting units of the Fund or any annuitant under a registered retirement savings plan, registered retirement income fund or deferred profit sharing plan of which a holder of Units or special voting units of the Fund acts as trustee or carrier ("**annuitant**") and that any recourse against the Fund, the Trustees, any holder of Units or special voting units of the Fund or any annuitant in any manner in respect of any indebtedness, obligation or liability of the Fund arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the assets of the Fund.

(c) The Parties acknowledge that the Partnership is a limited partnership formed under the laws of the Province of Manitoba, a limited partner of which is liable for any liabilities or losses of the Partnership only to the extent of the amount that such limited partner has contributed, or agreed to contribute, to the capital of the Partnership and such limited partner's pro rata share of any undistributed income. The Parties further acknowledge that the GP is the general partner of the Partnership authorized and entitled to act on behalf of the Partnership.

1.5 Date for any Action

If any date on which any action is required to be taken under this Agreement is not a Business Day, the action will be required to be taken on the next succeeding Business Day.

ARTICLE 2
COVENANTS OF ANDLAUER

2.1 Non-Compete

Andlauer agrees that until the earliest of:

(a) the later of:

(i) three years from the date of this Agreement, and

(ii) the date on which either: (A) the Vendor Group ceases to have the right to appoint a Trustee, or (B) Andlauer, together with his affiliates, beneficially owns and controls less than 5% of the Units (on a Diluted Basis);

(b) the date on which any Person or group of Persons acting jointly or in concert (other than Andlauer or his associates and affiliates or the Fund or any of its affiliates, either individually or together) acquires more than 50% of the outstanding securities of the Fund; and

(c) the Partnership or the Fund and its affiliates cease to carry on the Business (unless such cessation arises as a result of a default of Andlauer in the performance of any material obligation of Andlauer under any agreement between Andlauer and the Fund, the Partnership or the GP or as a result of a breach by Andlauer of his fiduciary duty as a Trustee or as a director or officer of the GP),

(the "**Non-Compete Period**")

Andlauer will not directly or indirectly, operate or have any financial interest in any entity the principal business of which is the operation of a freight transportation business in Canada.

Notwithstanding the provisions of this Section 2.1, (i) Andlauer may own, directly or indirectly (each, a "**Permitted Investment**"), (A) securities of any Person engaged in the freight transportation business that are traded on any stock exchange or electronic trading system if Andlauer does not, directly or indirectly, own ten percent (10%) or more of any class of securities of such Person and is not actively involved in management or governance of such Person, and (B) securities of the Fund and the Partnership and their affiliates; (ii) nothing in this Agreement is intended to restrict Andlauer or his associates or affiliates from engaging or participating in, directly or indirectly (whether as an officer, director, employee, partner, consultant, holder of an equity or debt investment, lender or in any other manner or capacity) the businesses of Clarke Inc., Concord Transportation Inc., Logisti-Solve Inc. and Associated Logistics Solutions Inc., which are, or as a result of Andlauer's or his associates' or affiliates' engagement or participation would become, competitive with any aspect of the Business.

2.2 Non-Solicitation of Employees

Except with the prior written consent of the Partnership, Andlauer shall not, directly or indirectly, solicit or assist any other Person in soliciting for employment any officer, consultant, agent or

employee of the Partnership or the GP (including, for greater certainty, any such person who, following the Closing Date, has left such employment) during the Non-Compete Period. For purposes of this Section 2.2, solicitation shall not include solicitation of employees of the Partnership or the GP who are solicited solely:

(a) by advertising in periodicals or newspapers of general circulation; or

(b) by an employee search firm acting on behalf of Andlauer or an entity with which he is associated for purposes of this Section 2.2, so long as Andlauer or such entity did not direct or encourage such firm to solicit such employee.

ARTICLE 3
REMEDY FOR BREACH AND RIGHT TO INJUNCTION

The Parties agree that damages for a breach of Article 2 of this Agreement would be impossible to ascertain, and it is therefore agreed that the non-breaching Party, in addition to and without limiting any other remedy or right it may have pursuant to this agreement or at law, shall have the right to an immediate injunction or other equitable relief (without being required to demonstrate irreparable damage) in any court of competent jurisdiction, enjoining any such threatened or actual breach. The existence of this right shall not preclude the non-breaching Party from pursuing any other rights and remedies at law or in equity that the non-breaching Party may have, including recovery of damages for any breach of such Articles.

ARTICLE 4
GENERAL

4.1 Terms of this Agreement

Each of the Parties respectively acknowledge with the execution of this Agreement that: (a) each has read all of the terms herein and agrees they are necessary for the reasonable and proper protection of their respective business interests, and (b) each and every covenant and restraint in this Agreement is reasonable. Andlauer acknowledges that he has received independent legal advice prior to executing this Agreement.

4.2 Amendments, Modifications, etc.

This Agreement may not be amended or modified, or any provision hereof waived, except by an agreement in writing executed by all the Parties.

4.3 No Waiver

The failure of any Party hereto to insist upon strict adherence to any one or more of the covenants and restrictions in this Agreement, on one or more occasion, shall not be construed as a waiver, nor deprive such Party of the right to require strict compliance thereafter with the same.

4.4 Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any

determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

4.5 Enurement

This Agreement will be binding upon and enure to the benefit of the Parties to this Agreement and their respective successors and permitted assigns from time to time.

4.6 No Assignment

This agreement may not be assigned by any Parties hereto without the prior written consent of the other Parties hereto.

4.7 Further Assurances

Each Party shall do and execute all such things and documents as may be necessary or advisable in connection with the implementation of the transactions contemplated by this Agreement.

4.8 Notices

All notices and other communications under this Agreement will be in writing and will be deemed to have been given if delivered personally or by confirmed telecopy to the Parties at the following addresses (or at any other address for the Party as is specified in like notice):

(a) if to the Fund or the Trustees:

Suite 600, 190 Attwell Drive,
Etobicoke, ON M9W 6H8

Attention: Trustees
Facsimile: (416) 798-9230

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, AB T2P 3N9

Attention: Bill Maslechko
Facsimile: (403) 260-0337

(b) If to the Partnership or the GP to:

Suite 600, 190 Attwell Drive,
Etobicoke, ON M9W 6H8

Attention: Chief Executive Officer
Facsimile: (416) 798-9230

(c) if to Andlauer:

c/o ATS Andlauer Transportation Services Inc.
190 Attwell Drive, Suite 600
Etobicoke, ON M9W 6H8

Attention: Michael Andlauer
Facsimile: (416) 798-9230

Any notice or other communication given personally will be deemed to have been given and received upon delivery and if given by telecopy will be deemed to have been given and received on the date of receipt unless that day is not a Business Day in which case it will be deemed to have been given and received upon the immediately following Business Day.

4.9 Governing Law

This Agreement will be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

4.10 Consent to Jurisdiction

Each of the Parties irrevocably attorns and submits to the jurisdiction of any Ontario court sitting in Toronto in any action or proceeding arising out of or relating to this Agreement and irrevocably agrees that all claims in respect of any such action or proceeding may be heard and determined in such Ontario court. Each of the Parties irrevocably waives, to the fullest extent it may effectively do so, the defence of an inconvenient forum to the maintenance of such action or proceeding. A final judgement in any such action or proceeding shall be conclusive and may be enforced in other jurisdiction by suit on the judgement or in any other manner provided by law.

4.11 Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties; provided, however, that any Party providing its signature in such manner shall promptly forward to the other Parties an original of the signed copy of this Agreement which was so faxed.

IN WITNESS WHEREOF the Parties hereto have caused this Agreement to be duly executed as of the date first written above.

ATS ANDLAUER INCOME FUND, by its attorney, ATS Andlauer Transportation Services GP Inc.

By: *"Michael Andlauer"*
Chief Executive Officer

By: *"Brian Mascarenhas"*
Chief Financial Officer

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP, by its general partner, ATS Andlauer Transportation Services GP Inc.

By: *"Michael Andlauer"*
Chief Executive Officer

By: *"Brian Mascarenhas"*
Chief Financial Officer

ATS ANDLAUER TRANSPORTATION SERVICES GP INC., in its own capacity and in its capacity as general partner of, ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP

By: *"Michael Andlauer"*
Chief Executive Officer

By: *"Brian Mascarenhas"*
Chief Financial Officer

"Jeff Oke"
WITNESS

"Michael Andlauer"
MICHAEL ANDLAUER




PROCESSING
MAR 17 2006
WASH. D.C.
203
SECTION

ATS ANDLAUER TRANSPORTATION SERVICES INC.

as Vendor

and

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP

as Purchaser

and

ANDLAUER MANAGEMENT GROUP INC.

ACQUISITION AGREEMENT

September 30, 2005

TABLE OF CONTENTS

Page

SCHEDULES

ACQUISITION AGREEMENT

Acquisition Agreement dated September 30, 2005 between ATS Andlauer Transportation Services Inc. (the "**Vendor**"), ATS Andlauer Transportation Services Limited Partnership (the "**Purchaser**") and Andlauer Management Group Inc. ("**AMG**").

ARTICLE 1
INTERPRETATION

1.1 Defined Terms.

As used in this Agreement, the following terms have the following meanings:

"**Accounts Receivable**" has the meaning specified in Section 2.1(b).

"**Adjusted Purchase Price**" has the meaning specified in Section 3.3.

"**Administration Agreement**" has the meaning specified in Section 8.1(f).

"**Affiliate**" has the same meaning as "affiliate" under the *Securities Act* (Ontario).

"**Agreement**" means this acquisition agreement and all schedules and instruments in amendment or confirmation of it; and the expressions "Article" and "Section" followed by a number mean and refer to the specified Article or Section of this Agreement.

"**AMG**" means Andlauer Management Group Inc., a corporation incorporated under the Laws of the Province of Ontario.

"**Ancillary Agreements**" means all agreements, certificates and other instruments delivered or given pursuant to this Agreement.

"**Assigned Employee Plans**" has the meaning specified in Section 14.2(a).

"**Assumed Liabilities**" has the meaning specified in Section 4.1.

"**ATS Andlauer LP Agreement**" means the limited partnership agreement dated as of September 6, 2005 among the Purchaser General Partner, ATS Andlauer Operating Trust and each other person who is added as a party to such agreement, as the same may be amended, supplemented or restated from time to time.

"**Auditors**" means an independent national firm of chartered accountants mutually agreed to by the Purchaser and the Vendor (and, failing such agreement between the Purchaser and the Vendor within a period of 5 Business Days after either the Purchaser or the Vendor requiring such determination, such independent national firm of chartered accountants will be KPMG LLP).

"**Authorization**" means, with respect to any Person, any order, permit, approval, waiver, licence or similar authorization of any Governmental Entity having jurisdiction over the Person.

"**Balance Sheet Date**" means October 31, 2004.

"**Best Efforts**" means the efforts that a prudent Person who desires to complete the transaction would use in similar circumstances to ensure that a closing occurs as expeditiously as possible without the necessity of assuming any material obligations or paying any material amounts to an unrelated third party.

"**Books and Records**" means all books of account, financial statements, tax records, audit working papers, general ledgers, personnel records, sales and purchase records, customer and supplier lists, lists of potential customers, referral sources, research and development reports and records, production reports and records, equipment logs, operating guides and manuals, business reports, plans and projections and all other documents, files, correspondence, minute books and corporate records and other information (whether in written, printed, electronic or computer printout form) relating to the Vendor and its subsidiaries and the Business.

"**Business**" means the Canadian transportation solutions business historically carried on by the Vendor and its affiliates and to be carried on by the Purchaser immediately following the Closing, as described in the Prospectus.

"**Business Day**" means any day of the year, other than a Saturday, Sunday or any day on which banks are required or authorized to close in Toronto, Ontario.

"**Closing**" means the completion of the transaction of purchase and sale contemplated in this Agreement.

"**Closing Date**" means the date of closing of the Offering.

"**Closing Date Balance Sheet**" has the meaning specified in Section 3.5(e).

"**Consents**" means the consents of the contracting parties to the assignment of the Contracts and Leases required by the terms of any of the Contracts or Leases.

"**Contracts**" has the meaning specified in Section 2.1(d).

"**Contractual Rights**" has the meaning specified in Section 2.3.

"**Damages**" has the meaning specified in Section 11.1.

"**Designated Employees**" means all of the current, active (full-time and part-time) employees of the Vendor who are employed in the Business, and includes the Head Office Employees.

"**Draft Closing Date Balance Sheet**" has the meaning specified in Section 3.5(a).

"**Effective Time**" means the effective time of the closing of the Offering on the Closing Date.

"**Employee Plans**" means all employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, deferred compensation, profit sharing, termination, severance, change of control, pension, retirement, stock option, stock purchase, stock appreciation, phantom stock, savings, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to the current or former employees, officers or directors of the Vendor, or their respective dependents or beneficiaries, maintained, sponsored or funded by the Vendor, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered.

"**Environment**" means the environment or natural environment as defined in any Environmental Laws and includes air, surface water, ground water, land surface, soil and subsurface strata.

"**Environmental Approvals**" means permits, certificates, licences, authorizations, consents, agreements, instructions, directions, registrations or approvals required by a Governmental Entity pursuant to an Environmental Law with respect to the operation of the Business or relating to the Purchased Assets.

"**Environmental Laws**" means all applicable Laws and agreements with Governmental Entities and all other statutory requirements relating to public health or the protection of the environment and all Authorizations, guidelines and policies issued pursuant to such Laws, agreements or statutory requirements.

"**Excess Working Capital**" has the meaning specified in Schedule 3.5.

"**Exchange Agreement**" has the meaning specified in Section 8.1(h).

"**Excluded Assets**" has the meaning specified in Section 2.2.

"**Excluded Liabilities**" has the meaning specified in Section 4.2.

"**Facilities Locations**" means the warehouse and distribution facilities set forth in Schedule 2.1.

"**Financial Statements**" means the divisional balance sheet of the Vendor with respect to the Business at October 31, 2004 and the accompanying divisional statements of income and equity in net assets and cash flows for the year then ended and all notes thereto as audited by SB Partners LLP.

"**Fund**" means ATS Andlauer Income Fund, a trust established under the Laws of Ontario pursuant to a declaration of trust dated August 22, 2005 as such declaration of trust may be amended, supplemented or restated from time to time.

"**GAAP**" means at any time, accounting principles generally accepted in Canada including those set out in the Handbook of the Canadian Institute of Chartered Accountants, at the relevant time applied on a consistent basis.

"**Governmental Entity**" means (i) any multinational, federal, provincial, state, municipal, local or other governmental or public department, central bank, court, commission, board, bureau, agency or instrumentality, domestic or foreign (ii) any subdivision or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of or in lieu of any of the above.

"**Hazardous Substance**" means any substance or material that is prohibited, controlled or regulated under any Environmental Laws including any sound, heat, vibration, radiation or other form of energy, contaminant, pollutant, dangerous substance, toxic substance, designated substance, controlled product, hazardous waste, subject waste, hazardous material, dangerous good or petroleum, its derivatives, by-products or other hydrocarbons.

"**Head Office Employees**" means those employees who perform their duties principally at or from the Head Office Premises.

"**Head Office Premises**" means the head offices premises of the Vendor located at 190 Attwell Drive, Suite 600 Etobicoke, Ontario M9W 6H8.

"**Information Technology**" means all computer hardware, software (including source code and object code, documentation, interfaces and development tools), websites for the Business, databases, telecommunications equipment and facilities and other information technology systems owned, used or held by the Vendor in connection with the Business.

"**Intellectual Property**" means (i) any trade marks, trade names, business names, brand names, domain names, service marks, computer software, computer programs, copyrights, including any performing, author or moral rights, designs, inventions, patents, franchises, formulas, processes, know-how, technology and related goodwill, (ii) any applications, registrations, issued patents, continuations in part, divisional applications or analogous rights or licence rights therefor, and (iii) all other intellectual or industrial property.

"**Interim Balance Sheet**" means the unaudited divisional balance sheet of the Vendor with respect to the Business as at the Interim Balance Sheet Date.

"**Interim Balance Sheet Date**" means April 30, 2005.

"**Interim Financial Statements**" means the Interim Balance Sheet and the accompanying divisional statements of income and equity in net assets and cash flows for the Business for period then ended and all notes thereto.

"**Interim Period**" means the period between the close of business on the date of this Agreement and the Closing.

"**Landlords**" means the landlords under the Leases.

"**Laws**" means any and all applicable laws including all statutes, codes, ordinances, decrees, rules, regulations, municipal by-laws, judicial or arbitral or administrative or ministerial or departmental or regulatory judgments, orders, decisions, ruling or awards, and general principles of common and civil law and equity, binding on or affecting the Person referred to in the context in which the word is used.

"**Leased Properties**" means the lands and premises listed and described in Schedule 5.1(r) by reference to their municipal address.

"**Leases**" means the leases, offers to lease and agreements to lease with respect to the Leased Properties described in Schedule 5.1(r).

"**Lien**" means any mortgage, charge, pledge, hypothecation, security interest, assignment, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or other encumbrance of any nature and will include any arrangement or condition which, in substance, secures payment or performance of an obligation.

"**Material Adverse Effect**" or "**Material Adverse Change**" means any effect or change on the Purchaser, the Vendor or the Business, in each case taken as a whole, that is or is reasonably likely to be materially adverse to: (i) the results of operations, condition (financial or otherwise), assets, properties, capital, liabilities (contingent or otherwise), prospects, cash flow, income, business or operations of the Purchaser, the Vendor or the Business, in each case taken as a whole; or (ii) the ability of the Purchaser to continue to conduct the Business following Closing substantially in the manner as currently conducted.

"**Material Authorizations**" has the meaning specified in Section 5.1(c).

"**Material Contracts**" means the contracts which are material to the Business and which are listed and described in Schedule 5.1(s).

"**Material Fact**" means, when used in relation to securities issued or proposed to be issued, a fact that significantly affects or would reasonably be expected to have a significant effect on the market price or value of the securities.

"**Misrepresentation**" means (i) an untrue statement of Material Fact, or (ii) an omission to state a Material Fact that is required to be stated, or (iii) an omission to state a Material Fact that is necessary to be stated in order for a statement not to be misleading.

"**New Credit Facility**" means a credit facility entered into pursuant to a commitment letter or credit agreement with Royal Bank of Canada providing for a $15 million revolving term facility and a $4 million revolving term facility.

"**Non-Assigned Employee Plans**" has the meaning specified in Section 14.2(b).

"**Offering**" means the proposed initial public offering of units of the Fund as described in the Prospectus.

"**Ordinary Course**" means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person.

"**Parties**" means the Vendor and the Purchaser and any other Person who may become a party to this Agreement.

"**Permitted Liens**" means any one or more of the following:

(a) Liens for taxes, assessments or governmental charges or levies which are not delinquent and for which adequate reserves have been maintained in the Vendor's financial statements in accordance with GAAP;

(b) inchoate or statutory Liens of contractors, subcontractors, mechanics, workers, suppliers, materialmen, carriers and others in respect of the construction, maintenance, repair or operation of the Purchased Assets, provided that such Liens are related to obligations not due or delinquent, are not registered against title to any Purchased Assets and in respect of which adequate holdbacks are being maintained as required by applicable Law;

(c) the right reserved to or vested in any Governmental Entity by any statutory provision or by the terms of any licence, franchise, grant or permit of the Vendor, to terminate any such licence, franchise, grant or permit, or to require annual or other payments as a condition of their continuance; and

(d) the rights of the relevant lessors provided under each of the Leases and the leases forming part of the Contracts in each case as permitted by applicable Law.

"**Person**" means a natural person, partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

"**Prepaid Expenses**" means the benefit of all prepaid expenses including prepaid business and real property taxes and rent, to the extent relating to the Business.

"**Prospectus**" means the final prospectus to be filed with the securities regulatory authorities in each of the provinces and territories of Canada in connection with the Offering.

"**Public Statement**" has the meaning specified in Section 16.3.

"**Purchase Price**" has the meaning specified in Section 3.1.

"**Purchased Assets**" has the meaning specified in Section 2.1.

"**Purchased Intellectual Property**" has the meaning specified in Section 2.1(h).

"**Purchaser**" means ATS Andlauer Transportation Services Limited Partnership, a limited partnership formed under the Laws of the Province of Manitoba.

"**Purchaser General Partner**" means ATS Andlauer Transportation Services GP Inc., a corporation incorporated under the Laws of the federal jurisdiction of Canada.

"**Purchaser Indemnified Loss**" has the meaning specified in Section 11.1

"**Purchaser's Indemnified Persons**" has the meaning specified in Section 11.1.

"**Release**" has the meaning prescribed in any Environmental Law and includes any release, spill, leak, pumping, pouring, emission, emptying, discharge, injection, escape, leaching, disposal, dumping, deposit, spraying, burial, abandonment, incineration, seepage, placement or introduction.

"**Replacement Plans**" has the meaning specified in Section 14.2.

"**Required Consents**" means those Consents and Authorizations listed and described in Schedule 8.1(c).

"**Securityholders Agreement**" has the meaning specified in Section 8.1(g).

"**Services**" has the meaning specified in Section 13.1.

"**Third Party Fixtures**" means fixtures, if any, located on the Facilities Locations owned by persons other than the Landlords, the Vendor or their respective Affiliates.

"**Trade Fixtures**" means the fixtures, shelves, counters, display units and other fixtures used in connection with the operation of the Business and which are the property of the Vendor.

"**Transferred Employees**" means those Designated Employees who accept the Purchaser's offer of employment made pursuant to Section 14.1.

"**Transition Date**" has the meaning specified in Section 13.1.

"**Transition Period**" has the meaning specified in Section 13.1.

"**Vendor**" means ATS Andlauer Transportation Services Inc., a corporation incorporated under the Laws of the Province of Ontario and subsequently continued under the Laws of the federal jurisdiction of Canada.

"**Vendor's Closing Certificates**" has the meaning specified in Section 11.4(a).

"**Vendor's Indemnified Persons**" has the meaning specified in Section 11.3.

1.2 Gender and Number.

Any reference in this Agreement or any Ancillary Agreement to gender includes all genders and words importing the singular number only will include the plural and vice versa.

1.3 Headings, etc.

The provision of a Table of Contents, the division of this Agreement into Articles and Sections and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.4 Currency.

All references in this Agreement or any Ancillary Agreement to dollars, unless otherwise specifically indicated, are expressed in Canadian currency.

1.5 Certain Phrases, etc.

In this Agreement and any Ancillary Agreement (i) (y) the words "including" and "includes" mean "including (or includes) without limitation", and (z) the phrase "the aggregate of", "the total of", "the sum of", or a phrase of similar meaning means "the aggregate (or total or sum), without duplication, of", and (ii) in the computation of periods of time from a specified date to a later specified date, unless otherwise expressly stated, the word "from" means "from and including" and the words "to" and "until" each mean "to but excluding".

1.6 Knowledge.

Where any representation or warranty of the Vendor is expressly qualified by reference to knowledge or awareness (or similar qualification) it will be deemed to refer to the actual knowledge (after due inquiry) of the Vendor, other than the representation and warranty provided at Section 5.1(aa).

1.7 Accounting Terms.

All accounting terms not specifically defined in this Agreement will be interpreted in accordance with GAAP.

1.8 Incorporation of Schedules.

The schedules attached to this Agreement will, for all purposes of this Agreement, form an integral part of it.

ARTICLE 2
PURCHASED ASSETS

2.1 Purchased Assets.

Subject to the terms and conditions of this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase, assume and accept from the Vendor on the Closing Date, effective as of the Effective Time, the following assets (collectively, the "**Purchased Assets**").

(a) **Vehicles, Machinery, Equipment and Supplies.** All vehicles, tractors, trailers, machinery, equipment, tools, handling equipment, computer equipment, information systems, furniture, furnishings and all other accessories and supplies of all kinds owned or used by the Vendor and used in connection with the Business, including those listed and described in Schedule 2.1(a).

(b) **Accounts Receivables.** All accounts receivable, notes receivable and other debts due or accruing due to the Vendor in connection with the Business (the "**Accounts Receivable**") and the full benefit of all security for the Accounts Receivable.

(c) **Prepaid Expenses.** All Prepaid Expenses.

(d) **Contracts.** Subject to Section 2.3, the full benefit of all contracts, including leases of personal property, the leases of the vehicles, tractors, trailers, machinery and equipment listed on Schedule 2.1(a), licences, software licences, undertakings, engagements or commitments of any nature, written or oral, to which the Vendor is entitled in connection with the Business (the "**Contracts**"), including:

(i) the Material Contracts;

(ii) unfilled purchase orders received by the Vendor;

(iii) forward commitments by the Vendor for supplies or materials entered into in the Ordinary Course of the Business; and

(iv) all restrictive agreements and negative covenant agreements which the Vendor may have with its employees, past or present.

(e) **Leased Property.** The leasehold interest of the Vendor in and to the Leased Properties and all right, title and interest of the Vendor in and benefits of the Vendor to and under the Leases (including all right, title and interest of the Vendor in and to all lease deposits, security deposits and similar amounts held by the relevant landlords under such Leases).

(f) **Books and Records.** The Books and Records relating to the Business, including a copy of the historical profit and loss statements of the Vendor relating to the Business and any other records or documents related to the ownership and operation of the Business.

(g) **Authorizations.** All Authorizations, owned, held or used by the Vendor in connection with the Business.

(h) **Intellectual Property and Information Technology.** Any and all right, title and interest of the Vendor in and to the Intellectual Property and Information Technology owned or used by the Vendor in connection with the Business, including the Intellectual Property described in Schedule 5.1(v) (the "**Purchased Intellectual Property**").

(i) **Trade Fixtures and Third Party Fixtures.** Any and all right, title and interest of the Vendor in and to the Trade Fixtures and the Third Party Fixtures.

(j) **Claims.** All claims of the Vendor relating to the Business or the Purchased Assets, whether choate or inchoate, known or unknown, contingent or otherwise.

(k) **Goodwill.** All goodwill of the Business owned by the Vendor, including the exclusive right to the Purchaser to (i) represent itself as carrying on the Business in continuation of and in succession to the Vendor, and (ii) use any words indicating that the Business is so carried on, together with the rights, if any, to telephone and facsimile numbers and internet domain names used in connection with the Business.

(l) **Other Assets.** All of the Vendor's right, title and interest in and to the balance of the undertaking and all of the other property and assets of every kind and description and wheresoever situate of the Business as a going concern, other than the Excluded Assets.

2.2 Excluded Assets.

The Purchased Assets will not include any of the following assets (in each case, as of the Effective Time) (collectively, the "**Excluded Assets**"):

(a) all cash and cash equivalents and all securities and short term investments of the Vendor;

(b) for greater certainty, all shares in the capital of Concord Transportation Inc. owned by the Vendor;

(c) all loans made by the Vendor to Andlauer Management Group Inc., if any;

(d) all loans made by the Vendor to Attwell Unit Trust and the ATS Unit Trust, if any;

(e) all rights and benefits under the private disability plan for the benefit of Michael N. Andlauer and Lucie Andlauer;

(f) one 2003 Hummer H2 vehicle; and

(g) one 2004 Volvo XC9 vehicle.

2.3 Assignment of Contracts.

Nothing in this Agreement will be construed as an attempt to assign any Contract or Lease which is not assignable in whole or in part without the Consent of the other party or parties thereto, unless such Consent has been given (and in this Agreement, the benefits under the non-assigned Contracts and Leases are referred to as the "**Contractual Rights**"). In accordance with the provisions of Section 7.5, the Vendor will use its Best Efforts to obtain the Consents, and whether or not the Consents are obtained, will take all actions described in Section 12.3 to preserve the benefit of the Authorizations, Contracts, Leases and the Contractual Rights for the Purchaser.

ARTICLE 3
PURCHASE PRICE

3.1 Purchase Price.

The purchase price (the "**Purchase Price**") payable by the Purchaser to the Vendor for the Purchased Assets will be $119,106,420, subject to adjustment in accordance with Sections 3.3, 3.5 and 3.6.

3.2 Allocation of Purchase Price.

The Vendor and the Purchaser agree to allocate the Purchase Price as follows:

(a) firstly to the net tangible assets forming part of the Purchased Assets, in an amount equal to the book value of such Purchased Assets as set forth in the Closing Date Balance Sheet. For greater certainty, the Vendor and the Purchaser acknowledge and agree that the book values of such Purchased Assets represent a reasonable approximation of fair market value;

(b) secondly to the identifiable intangible assets (other than goodwill) forming part of the Purchased Assets as identified in the valuation report prepared by KPMG LLP, in an amount equal to the fair market values determined in such report; and

(c) thirdly to the goodwill forming part of the Purchased Assets, in an amount equal to the balance of the Purchase Price.

The Parties agree to execute and file all tax returns and prepare all financial statements, returns and other instruments on the basis of this allocation.

3.3 Interim Adjustment of Purchase Price

The Vendor and the Purchaser acknowledge and agree that the estimated Excess Working Capital (calculated using the methodology set forth in Schedule 3.5) of the Business as at the date hereof is $2,700,000 less than the estimated Excess Working Capital of the Business used to derive the figures set forth in the Prospectus. Accordingly, the Purchase Price will hereby be immediately reduced in the amount of $2,700,000 to $116,406,420 (the "**Adjusted Purchase Price**").

3.4 Payment of the Adjusted Purchase Price.

At the Closing, the Adjusted Purchase Price will be paid and satisfied, subject to adjustment in accordance with Sections 3.5 and 3.6, as follows:

(a) the Purchaser will pay, or arrange for the payment of, $93,242,000 by wire transfer or bank draft (or combination thereof) to the Vendor, or as otherwise directed by the Vendor; and

(b) the Purchaser will pay the balance of the Purchase Price by issuing 2,316,442 exchangeable limited partnership units of the Purchaser to the Vendor (and the Parties acknowledge and agree that the unit certificate in respect thereof will also evidence the issuance of 2,316,442 Special Voting Units, as defined in and in the manner set forth in the Prospectus). The Vendor acknowledges and agrees that such units will be held in escrow pursuant to the terms of the Exchange Agreement.

3.5 Further Adjustment of Adjusted Purchase Price.

(a) Within 90 calendar days following the Closing Date (or such other date as is mutually agreed to by the Vendor and the Purchaser in writing), the Vendor will prepare and deliver to the Purchaser a draft closing balance sheet of the Business dated as of the Effective Time and using GAAP applied on a basis consistent with the preparation of the Financial Statements, but excluding the Excluded Assets and the Excluded Liabilities (the "**Draft Closing Date Balance Sheet**").

(b) Within 30 calendar days following receipt of the Draft Closing Date Balance Sheet, the Purchaser will review the Draft Closing Date Balance Sheet and will notify the Vendor in writing if it has any objections to it. The notice of objection must contain a statement of the basis of each of the Purchaser's objections and each amount in dispute. The Vendor will provide the Purchaser access, upon every request, to the Vendor's accounting books and records and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft Closing Date Balance Sheet. The Purchaser will be deemed to have accepted the Draft Closing Date Balance Sheet if it does not notify the Vendor of its objection within the said period of 30 calendar days.

(c) If the Purchaser disputes the Draft Closing Date Balance Sheet, the Vendor and the Purchaser will work expeditiously and in good faith in an attempt to resolve such dispute within a period of 10 Business Days after the date of notification by the Purchaser to the Vendor of such dispute, failing which the dispute will be submitted for determination to the Auditors. The determination of the Auditors will be final and binding upon the Purchaser and the Vendor and will not be subject to appeal, absent manifest error. The Auditors will be deemed to be acting as experts and not as arbitrators.

(d) The Vendor and the Purchaser will each bear their own fees and expenses in preparing or reviewing, as the case may be, the Draft Closing Date Balance Sheet. In the case of a dispute and the retention of the Auditors to determine such dispute, the costs and expenses of the Auditors will be borne equally by the Vendor and the Purchaser. However, the Vendor and the Purchaser will each bear their own costs in presenting their respective cases to the Auditors.

(e) Immediately following the 30 calendar day period referred to in Section 3.5(b) or the resolution of any dispute in accordance with the foregoing, as the case may be, the Vendor will deliver to the Purchaser the final closing balance sheet of the Business dated as of the Effective Time, prepared and finalized in the manner set forth above (the "**Closing Date Balance Sheet**"). The Closing Date Balance Sheet will be final and binding upon the Vendor and the Purchaser and will not be subject to appeal, absent manifest error.

(f) If:

(i) the Excess Working Capital, as determined in the manner set forth in Schedule 3.5, is greater than $8,500,000 then the Adjusted Purchase Price will increase by the amount of the difference and the Purchaser will pay the difference to the Vendor; and

(ii) the Excess Working Capital, as determined in the manner set forth in Schedule 3.5, is less than $8,500,000 then the Adjusted Purchase Price will decrease by the amount of the difference and the Vendor will pay the difference to the Purchaser.

(g) Any payment due as a result of any of the Excess Working Capital adjustments set forth in this Section 3.5 will be payable in cash within 30 calendar days of delivery to the Purchaser of the Closing Date Balance Sheet (or, if the Purchaser has disputed the Closing Date Balance Sheet, within 30 calendar days of the final determination of the Closing Date Balance Sheet in accordance with Section 3.5(e)). The determination and adjustments of the Adjusted Purchase Price in accordance with the provisions of this Section 3.5 will not limit or affect any other rights or causes of action either the Purchaser or the Vendor may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

3.6 Adjustment to Adjusted Purchase Price – Transaction Costs.

(a) If the Purchaser pays or reimburses reasonable transaction costs or expenses in connection with the Offering which are, in the aggregate, greater than $8,500,000 (such difference, the "**Unpaid Costs**") then the Vendor will, after Closing, pay to the Purchaser an amount equal to such Unpaid Costs and the Purchase Price will decrease by the amount of such payment.

(b) If the Purchaser pays or reimburses reasonable transaction costs or expenses in connection with the Offering which are, in the aggregate, less than $8,500,000 (such difference, the "**Over-deducted Costs**") then the Purchaser will pay to the Vendor an amount equal to such Over-deducted Costs and the Purchase Price will increase by the amount of such payment.

(c) Any adjustment to the Purchase Price under this Section 3.6 will be allocated among the Purchased Assets in the same proportion in which the Purchase Price has been allocated pursuant to Section 3.2.

3.7 No Effect on Other Rights

The determination and adjustment of the Purchase Price in accordance with the provisions of this Article 3 shall not limit or affect any other rights or causes of action either the Purchaser or the Vendor may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

3.8 Payment of Sales Taxes and Tax Elections.

(a) The Purchaser will be liable for and will pay all land transfer taxes, federal and provincial sales taxes, all license fees, permit costs and the costs of obtaining all necessary governmental authorizations and all other taxes, duties, registration charges or other like charges required to be paid under Law by a buyer upon and in connection with the sale, conveyance, assignment and transfer of the Purchased Assets and the Business by the Vendor to the Purchaser. All such taxes, fees and costs will be paid as soon as practicable upon Closing and, if requested, the Purchaser will provide proof of their payment.

(b) Subject to Section 3.8(d), the Parties will use their Best Efforts in good faith to minimize (or eliminate) any taxes payable under the *Excise Tax Act* (Canada) and similar acts of other jurisdictions, in respect of the Closing by, among other things, making such elections, providing such purchase exemption certificates and taking such steps as may be provided for under such acts (including, for greater certainty, making a joint election in a timely manner under Section 167 of the *Excise Tax Act* (Canada)) and Section 75 of the *Act Respecting the Quebec Sales Tax* or similar legislation of other provinces of Canada (for example, *Social Services Tax Act* (British Columbia)) apply to the sale and purchase under Part IX of the *Excise Tax Act* (Canada) or the corresponding provisions of the applicable provincial statute. Notwithstanding such election, in the event that it is determined by Canada Revenue Agency or such other applicable Governmental Entity, as the case may be, that there is a liability to the Purchaser to pay, or of the Vendor to collect and remit, the federal Goods and Services Tax ("**GST**") or provincial sales tax ("**PST**") on all or part of the Purchased Assets, such federal GST or the PST shall be forthwith paid by the Purchaser to Canada Revenue Agency or such other applicable Governmental Entity, or to Vendor for remittance to the appropriate Governmental Entities as the case may be, as may reasonably be requested by the Purchaser or the Vendor in connection with the Closing.

(c) The Purchaser and the Vendor agree to elect jointly in the prescribed form under Section 22 of the *Income Tax Act* (Canada) as to the sale of the Accounts Receivable and to designate in such election an amount equal to the portion of the Purchase Price allocated to Accounts Receivable pursuant to Section 3.2.

(d) In connection with the transfer of the Purchased Assets, the Purchaser and the Vendor agree to sign, execute and file in prescribed form and within the time prescribed all things, forms and documents necessary or desirable in order to make a joint statutory election pursuant to the provisions of subsection 97(2) of the *Income Tax Act* (Canada) and similar legislation of other provinces of Canada, in respect of the purchase and sale of each of the Purchased Assets, and the Purchaser and the Vendor agree that each amount to be used in the joint statutory election which will be filed with the Canada Revenue Agency or the applicable Governmental Entities in such other jurisdictions will be such amount as is permitted in accordance with the *Income Tax Act* (Canada) or such similar legislation of other provinces of Canada that results in the least amount of income tax being payable by the Vendor as a result of the purchase and sale of the Purchased Assets under this Agreement.

ARTICLE 4
ASSUMED LIABILITIES

4.1 Assumed Liabilities.

Subject to Closing, the Purchaser agrees to discharge, perform and fulfil the following obligations and liabilities of the Vendor with respect to the Business and the Purchased Assets as and from the Effective Time (collectively, the "**Assumed Liabilities**"):

(a) all of the accounts payable relating to the Business or the Purchased Assets due as of or accruing due after the Effective Time;

(b) obligations or liabilities under the Contracts and the Leases insofar as they relate to the Business or the Purchased Assets, provided that such obligations or liabilities arise in respect of the period after the Effective Time and are not related to any default existing prior to or as a consequence of Closing; and

(c) any other obligations expressly assumed under this Agreement.

4.2 Excluded Liabilities.

The Purchaser will not assume and will have no obligation to discharge, perform or fulfil, and the Vendor will indemnify the Purchaser from and against, any and all liabilities and obligations, direct or indirect, contingent or otherwise, of the Vendor or its affiliates or related to the Business or the Purchased Assets existing or relating to the period on or prior to the Effective Time except for the Assumed Liabilities (collectively, the "**Excluded Liabilities**"), including:

(a) liabilities incurred or accruing due on or prior to the Effective Time under the Contracts and the Leases, except if reflected in Section 4.1(a);

(b) any assessment or reassessment for income, corporate, capital, sales, excise or other taxes, duties or imposts of any kind whatsoever of the Vendor or, if incurred or accruing due on or prior to the Effective Time, relating to the Business or the Purchased Assets;

(c) any liability arising at any time in respect of products or services of the Business sold or provided on or prior to the Effective Time, even though a claim may be made or filed after the Effective Time;

(d) any liability of the Vendor described in Section 14.3;

(e) any long-term debt, bank debt, other third party debt or related party obligations associated with the Business or the Purchased Assets; and

(f) all lease obligations relating to the following vehicles:

 (i) one 2003 BMW X5 3.0i;

 (ii) one 2003 Mercedes SL 500;

 (iii) one 2000 Jeep Grand Cherokee; and

 (iv) one 2002 Nissan Altima.

4.3 Assumption of Contractual Liabilities.

Notwithstanding anything in this Agreement, the Purchaser will not assume and will have no obligation to discharge any liability or obligation under any Contract or Lease which is not assignable or assumable in whole or in part without the Consent of the other party or parties thereto, unless: (a) such Consent has been obtained; or (b) the Vendor has performed its obligations under Section 12.3 and the value of such Contracts, Leases and Contractual Rights has enured to the Purchaser.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE VENDOR AND AMG

5.1 Representations and Warranties.

Each of the Vendor and AMG represents and warrants as follows to the Purchaser and acknowledges and confirms that the Purchaser is relying upon the representations and warranties in connection with the purchase by the Purchaser of the Purchased Assets and the assumption by the Purchaser of the Assumed Liabilities:

Corporate Matters

(a) **Existence and Qualification.** The Vendor is a corporation duly organized and validly existing and in good standing with respect to the filing of annual returns under the Laws of the federal jurisdiction of Canada, being its jurisdiction of incorporation. The Vendor has full power and authority to own its property, to carry on its business in each jurisdiction in which it operates and to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party. The Vendor is duly qualified, licensed or registered to carry on business in all jurisdictions where the nature of the property owned by it or the business carried on by it makes such qualification necessary, and has full legal right under the Laws of all such jurisdictions to own its property and to carry on the business carried on by it, except to the extent that failure to be so qualified or to have any such right has not had or would not reasonably be expected to be material.

(b) **Validity of Agreement.** The execution, delivery and performance by the Vendor of this Agreement and each of the Ancillary Agreements to which it is a party:

(i) have been duly authorized by all necessary corporate action on the part of it;

(ii) do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) require any consent or approval under, result in a breach of, default under or a violation of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of its constating documents or by-laws or any material contracts or instruments to which it is a party or pursuant to which any of the Purchased Assets or the Business may be affected, other than those consents or approvals which have been obtained or will be obtained by the Vendor on or prior to Closing;

(iii) will not result in the violation of any Law;

(iv) will not result in a breach of, or cause the termination or revocation of, any Authorization held by it or necessary to the ownership of the Purchased Assets or the operation of the Business;

(v) will not result in the termination or amendment of any Material Contract;

(vi) will not constitute a default under, or result in a violation of any judgment, order, writ, injunction or decree of any Governmental Entity; and

(vii) will not result in any right of termination or first refusal becoming effective or the imposition of a Lien, other than Permitted Liens, on any of the Purchased Assets.

(c) **Authorizations.** There is no requirement to make any filing with, give any notice to, or obtain any Authorization of, any Governmental Entity as a condition to the lawful completion of the transactions contemplated by this Agreement, except for the filings, notifications and Authorizations indicated as such and described in Schedule 5.1(c). The Vendor owns, holds, possesses and lawfully uses in the operation of the Business all Authorizations that are, in any manner, necessary for it to conduct the Business as presently or previously conducted or for the ownership and use of the Purchased Assets in compliance with all applicable Laws except for failures to do so which individually or in the aggregate would not be material. All Authorizations material to the Vendor or the Business are listed in Schedule 5.1(c) (the "**Material Authorizations**"). Each Material Authorization is valid, subsisting and in good standing, the Vendor is not in default or breach of any Material Authorization and, to the knowledge of the Vendor, no proceeding is pending or threatened to revoke or limit any Material Authorization. All Material Authorizations which are indicated as assignable on Schedule 5.1(c) are assignable to the Purchaser and renewable by their terms or in the ordinary course of business without the need for the Vendor or the Purchaser to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees. All Material Authorizations which are indicated as not assignable on Schedule 5.1(c) will be terminated on or prior to Closing and each such Material Authorization may and will concurrently therewith be reissued in the name of the Purchaser without the need for the Purchaser to comply with any special rules or procedures, agree to any materially different terms or conditions or pay any amounts other than routine filing fees. To the knowledge of the Vendor, there are no grounds that would justify any Governmental Entity amending, suspending, cancelling, revoking or invalidating any such Authorizations or any charge, administrative or monetary penalty, order or other proceeding against the Vendor or the Business.

(d) **Execution and Binding Obligation.** This Agreement and each of the Ancillary Agreements to which the Vendor is a party has been duly executed and delivered by it and constitutes legal, valid and binding obligations of it enforceable against it in accordance with their respective terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(e) **Residence of the Vendor.** The Vendor is not a non-resident of Canada within the meaning of the *Income Tax Act* (Canada).

(f) **Restrictive Covenants.** The Vendor is not a party to or bound or affected by any contract, agreement, undertaking or commitment (other than a contract, agreement, undertaking or commitment entered into pursuant to Article 8 of this Agreement):

(i) limiting the freedom of the Vendor to (A) compete in any line of business or any geographic area, (B) acquire goods or services, (C) sell goods or services to any customer or potential customer, or (D) transfer or move any of its assets or operations; or

(ii) which has a Material Adverse Effect.

General Matters Relating to the Business

(g) **Conduct of Business in Ordinary Course.** Since the Balance Sheet Date the Business has been carried on in the Ordinary Course, and the Vendor has not:

(i) incurred or assumed or paid or discharged any material obligation or material liability (direct or contingent), except for current obligations and liabilities incurred in the ordinary and normal course of business;

(ii) except in the Ordinary Course, made any general wage or salary increases or paid any bonus or other amounts in respect of the Designated Employees;

(iii) hired or dismissed any senior employees;

(iv) loaned or agreed to lend money to any Person including a shareholder or partner;

(v) waived or cancelled any rights or claims or made any gift;

(vi) except in the Ordinary Course, sold or otherwise disposed of any fixed or capital assets (other than dispositions having a fair market value, in the case of any single sale or disposition, less than $100,000);

(vii) except in the Ordinary Course, made, or made any commitments to make, any capital expenditures (other than capital expenditures, in the case of any single capital expenditure, less than $100,000);

(viii) incurred any damage, destruction loss or undergone any labour dispute that materially affects the business, assets, properties or future prospects of the Business;

(ix) mortgaged, pledged, subjected to Lien, granted a Lien in or otherwise encumbered any of the Purchased Assets other than in the Ordinary Course;

(x) suffered an extraordinary loss, or waived any rights of material value, or entered into any material commitment or transaction not in the ordinary course of the Business;

(xi) made any change in its accounting policies; or

(xii) authorized or agreed or otherwise become committed to do any of the foregoing.

(h) **No Material Adverse Change.** Since the Balance Sheet Date there has not been any Material Adverse Change with respect to the Vendor or the Business.

(i) **Contracts with Non-Arm's Length Persons.** Except as set forth in the Prospectus, as at Closing, there will be no existing material Contracts or material arrangements to which the Vendor is a party in which the Vendor, any director or officer of the Vendor or any other Person not dealing at arm's length with either the Vendor, or any director or officer of the Vendor has an interest, whether directly or indirectly, including arrangements for the payment of management or consulting fees of any kind whatsoever.

(j) **No Obligations to Existing Shareholders.** The Vendor does not have any obligations to any of its shareholders or their respective affiliates which would in any way affect the Purchaser or the Fund or the transfer of the Business and the Purchased Assets to the Purchaser hereunder or the operation of the Business by the Purchaser after Closing, other than: (i) as disclosed in the Prospectus, and (ii) such obligations which will be terminated at the Effective Time.

(k) **Compliance with Laws.** The Vendor is conducting and has always conducted the Business in compliance with all applicable Laws of each jurisdiction in which the Business is carried on, other than acts of non-compliance which, individually or in the aggregate, would not be material.

(l) **No Finder's Fee.** The Vendor has not taken, and it agrees that it will not take, any action that would cause the Purchaser or any of its affiliates to become liable for any claim or demand for a brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated hereby, other than with respect to any underwriter's fees as described in the Prospectus.

Matters Relating to the Purchased Assets

(m) **Sufficiency of Assets.** The Purchased Assets include all material rights and property necessary to enable the Purchaser to carry on the Business after the Closing substantially in the same manner as it was conducted prior to the Closing. The net working capital (as determined in accordance with GAAP) of the Business as at the date hereof and set forth in the relevant Books and Records of the Business is sufficient to enable the Purchaser to carry on the Business after the Closing substantially in the same manner as it was conducted by the Vendor prior to the Closing.

(n) **Title to the Purchased Assets.** The property and assets included in the Purchased Assets (i) except for the Excluded Assets, constitute all of the assets used by the Vendor in carrying on the Business, and (ii) include all of the property and assets set forth in or reflected in the balance sheet forming part of the Financial Statements, other than assets acquired since the Balance Sheet Date or sold, transferred or otherwise disposed of in accordance with this Agreement since the Balance Sheet Date. The Vendor has legal and beneficial ownership of the Purchased Assets free

and clear of all Liens except for Permitted Liens. No other Person owns any property and assets which are being used in the Business except for (i) the Leased Properties, and (ii) personal property (including vehicles, tractors, trailers, machinery and equipment) leased by the Vendor pursuant to the Contracts.

(o) **No Options, etc.** Except for the Purchaser under this Agreement, no Person has any written or oral agreement, option, understanding or commitment, or any right or privilege capable of becoming such for the purchase from the Vendor of any of the Purchased Assets.

(p) **Condition of Tangible Assets.** The buildings, structures, vehicles, tractors, trailers, machinery, equipment, computers and other tangible personal property owned or used by the Vendor which are Purchased Assets are structurally sound, in good operating condition and repair having regard to their use and age and are adequate and suitable for the uses to which they are being put. None of such buildings, structures, vehicles, tractors, trailers, machinery, equipment or other property are in need of maintenance or repairs except for ordinary routine maintenance and repairs that are not material in nature or cost.

(q) **No Insolvency or Bankruptcy Proceedings.** The Vendor is not insolvent and has not committed any act of bankruptcy, proposed any compromise or arrangement or taken any proceeding with respect thereto and no encumbrancer or receiver has taken possession of any of the Vendor's property, nor is any of the foregoing, to the knowledge of such Vendor, pending or threatened.

(r) **Leases.** The Vendor is not a party to, or under any agreement to become a party to, any leases with respect to real property that is used or to be used in the Business other than the Leases, copies of which have been provided to the Purchaser. Each Lease is in good standing, creates a good and valid leasehold estate in the Leased Properties thereby demised and is in full force and effect. With respect to each Lease (i) all rents and additional rents have been paid, (ii) no waiver, indulgence or postponement of the lessee's obligations has been granted by the lessor, (iii) there exists no event of default or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default under the Lease, (iv) to the knowledge of the Vendor, all of the covenants to be performed by any other party under the Lease have been fully performed, (v) all accounts for work and services performed and materials placed or furnished upon or in respect of the Leased Properties at the request of the Vendor have been fully paid and satisfied, and no Person is entitled to claim a lien under any Law in respect of work performed or materials provided to any real property against the Leased Properties or any part thereof, other than current accounts in respect of which the payment due date has not yet passed, and (vi) each Leased Properties is fully serviced by all public and private utility services that are necessary for the operation of the Business and has suitable access to public roads, and there are no outstanding or to the knowledge of the Vendor any proposed levies, charges or fees assessed against any of the Leased Properties by any public authority (including development or improvement levies, charges or fees). Schedule 5.1(r) contains a list of all of the Leases setting out, in respect of each Lease, a description of the leased premises (by municipal address), the term of the Lease and the rental payments under the Lease.

(s) **No Breach of Material Contracts**. The Material Contracts are the only contracts material to the Business. The Vendor has performed in all material respects all of the obligations required to be performed by it, and is entitled to all benefits under, and is not in default of any Material Contract. Each of the Material Contracts is in full force and effect, unamended, and there exists no default or event of default or event, occurrence, condition or act (including the purchase of the Purchased Assets) which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a default or event of default under any Material Contract

other than any requirements to obtain the consent to assignment of the other party. True, correct and complete copies of all Material Contracts have been delivered to the Purchaser.

(t) **Accounts Receivable.** The Accounts Receivable are bona fide and represent amounts due with respect to actual arm's length transactions entered into in the Ordinary Course, and the Accounts Receivable are not, or will not be, as the case may be, subject to any setoff or counterclaim. The applicable reserves for doubtful accounts set forth in the Financial Statements and the Interim Financial Statements are made in accordance with GAAP.

(u) **No Breach of Other Contracts.** The Vendor has not materially violated or materially breached any of the terms or conditions of any Contract (provided that this representation and warranty shall not apply to the Material Contracts), and to the knowledge of the Vendor, all the covenants to be performed by any other party to such Contract have been fully performed in all material respects.

(v) **Intellectual Property Rights.** The material Purchased Intellectual Property used in whole or in part in, or required for the carrying on of, the Business in the manner heretofore carried on, is owned by, or validly licensed to, the Vendor as set forth in Schedule 5.1(v). The Vendor has the sole and exclusive right to use the trademarks listed in Part 1 of Schedule 5.1(v) and has not licenced or otherwise authorized any other Person to use any of the other Purchased Intellectual Property owned by the Vendor. To the knowledge of the Vendor, the conduct of the Business does not materially infringe upon the Intellectual Property of any other Person and no such infringement has been alleged by any Person. To the knowledge of the Vendor, no other Person is infringing upon the Purchased Intellectual Property of the Business. The Vendor has taken all commercially reasonable precautions and made all commercially reasonable efforts to protect the Purchased Intellectual Property (including the making of registrations and filings with Governmental Entities where appropriate) and to secure the confidentiality of its proprietary information. Neither the execution nor the consummation of this Agreement will adversely affect the Purchased Intellectual Property.

(w) **Information Technology.** The Information Technology:

(i) is suitable for the purposes for which it is being used;

(ii) is complete and no other computer hardware, software, system or other information technology is needed to carry on the Business;

(iii) is free from known material defects or deficiencies; and

(iv) to the knowledge of the Vendor, does not contain any disabling mechanisms or protection features which are designed to disrupt or prevent the use of the Information Technology, including computer viruses, time locks or any code, instruction or device that may be used without authority to access, modify, delete or damage any of the Information Technology.

No material upgrade to or replacement of the Information Technology after the Closing Date has been approved by the Vendor.

Financial Matters

(x) **Books and Records.** All accounting and financial Books and Records of the Vendor have been fully, properly and accurately kept and completed in all material respects.

(y) **Financial Statements.** The Financial Statements and Interim Financial Statements have been prepared in accordance with GAAP applied on a basis consistent with those of previous fiscal years and each presents fairly:

(i) the assets, liabilities (whether accrued, absolute, contingent or otherwise) and the financial position and condition of the Vendor, with respect to the Business and the Purchased Assets, as at the respective dates of the relevant statements; and

(ii) the sales and earnings and results of operations of the Vendor, with respect to the Business and the Purchased Assets, during the periods covered by the Financial Statements or Interim Financial Statements, as the case may be.

True, correct and complete copies of the Financial Statements and Interim Financial Statements have been provided by the Vendor to the Purchaser.

(z) **No Liabilities.** Except as disclosed in the Financial Statements or the Interim Financial Statements, there are no liabilities (whether accrued, absolute, contingent or otherwise) nor any outstanding material commitments or obligations of any kind whether or not such obligations or commitments are presently considered liabilities of the Vendor under GAAP relating to the Purchased Assets, in respect of which the Purchaser may become liable on or after consummation of the transactions contemplated by this Agreement other than the Assumed Liabilities.

Particular Matters Relating to the Business

(aa) **Environmental Matters.**

(i) All operations of the Vendor relating to the Business or the Purchased Assets or conducted on the Facilities Locations and the Facilities Locations themselves while occupied by the Vendor have been and are now, in compliance with all Environmental Laws. Any Release by the Vendor of any Hazardous Substance from the Business or the Purchased Assets into the Environment complied and complies with all Environmental Laws.

(ii) All Environmental Approvals have been obtained, are valid and in full force and effect, have been and are being complied with, and there have been and are no proceedings commenced or threatened to revoke or amend any Environmental Approval.

(iii) The Vendor, relating to the Business and the Purchased Assets, has never been prosecuted for or convicted of any offence under any Environmental Law, nor has the Vendor been found liable in any proceeding to pay any fine, penalty, damages, amount or judgment to any Person as a result of any Release or threatened Release or as a result of the breach of any Environmental Law, and to the knowledge of the Vendor there is no basis for any such proceeding or action.

(iv) The Vendor has not been required by any Governmental Entity to (i) alter any of the Facilities Locations in a material way in order to be in compliance with Environmental

Laws, or (ii) perform any environmental closure, decommissioning, rehabilitation, restoration or post-remedial investigations, on, about, or in connection with any real property and the Facilities Locations and the Business are in compliance with Environmental Laws.

(v) To the knowledge of the Vendor, without conducting any investigation other than a review of its own records:

(A) none of the Facilities Locations (i) has ever been used by any Person as a waste disposal site or as a licensed landfill, or (ii) has ever had asbestos-containing materials, PCBs, radioactive substances or aboveground or underground storage systems, active or abandoned, located on, at or under them;

(B) no properties adjacent to any of the Facilities Locations contain Hazardous Substances in danger of migration to the Facilities Locations where such Hazardous Substances could, if it migrated to a Store Location, have a Material Adverse Effect on the Facilities Locations; and

(C) there are no Hazardous Substances located in the ground or in groundwater under any of the Facilities Locations.

(bb) **Employees.** With respect to the Business and the Designated Employees:

(i) the Vendor is in material compliance with all terms and conditions of employment and all Laws respecting employment including pay equity, wages and hours of work, occupational health and safety and there are no outstanding claims, complaints, investigations or orders under any such Laws;

(ii) the Vendor has not and is not engaged in any unfair labour practice and no unfair labour practice complaint, grievance or arbitration proceeding is pending or, to the knowledge of the Vendor, threatened against the Vendor;

(iii) no collective agreement currently exists or is being negotiated by the Vendor or any other Person in respect of the Business or the Designated Employees;

(iv) no trade union, council of trade unions, employee bargaining agency or affiliated bargaining agent holds bargaining rights with respect to the Vendor, the Business or to any of the Designated Employees by way of certification, interim certification, voluntary recognition, or succession rights, or has applied or, to the knowledge of the Vendor, threatened to apply to be certified as the bargaining agent of any of the Designated Employees. To the knowledge of the Vendor there are no threatened or pending union organizing activities involving the Vendor, the Business or the Designated Employees. There is no labour strike, dispute, work slowdown or stoppage pending or involving or, to the knowledge of the Vendor, threatened against the Vendor in respect of the Business and no such event has occurred within the last three (3) years;

(v) all amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, and benefits under the Employee Plans have either been paid or are accurately reflected in the Books and Records;

(vi) except as otherwise previously disclosed in writing by the Vendor to the Purchaser, no Head Office Employee has any agreement as to length of notice or severance payment required to terminate his or her employment, other than such as results by Law from the employment of an employee without an agreement as to notice or severance;

(vii) there are no outstanding assessments, penalties, fines, liens, charges, surcharges, or other amounts due or owing pursuant to any workplace safety and insurance/workers' compensation legislation in respect of the Vendor or the Business and the Vendor has not been reassessed in any material respect under such legislation during the past three (3) years, and to the knowledge of the Vendor no audit of the Business is currently being performed pursuant to any applicable workplace safety and insurance/workers' compensation legislation. There are no claims or potential claims that may materially adversely affect the Vendor's accident cost experience in respect of the Business pursuant to any applicable workplace and insurance/workers' compensation legislation, regulations or rules; and

(viii) the Vendor has provided to the Purchaser all orders and inspection reports under applicable provincial Occupational Health and Safety legislation ("**OHSA**") relating to the Vendor and the Business. There are no charges pending under OHSA in respect of the Vendor or the Business. The Vendor has complied in all material respects with any orders issued under OHSA and there are no appeals of any orders under OHSA currently outstanding.

(cc) **Employee Plans.**

(i) The Vendor has furnished to the Purchaser true, correct and complete copies of all the Employee Plans as amended as of the date hereof, together with all related documentation, including, without limitation, funding and investment agreements, all summary plan descriptions and employee booklets;

(ii) no Employee Plan is a registered plan or is a plan that is required by Law to be registered;

(iii) the Vendor may unilaterally amend or terminate, in whole or in part, each Employee Plan, subject only to approvals required by Law;

(iv) all contributions or premiums required to be paid by the Vendor under the terms of each Employee Plan or by Law have been made in a timely fashion in accordance with such Law and the terms of the Employee Plans. The Vendor does not have any liability (other than liabilities accruing after the Closing Date) with respect to any of the Employee Plans;

(v) the Vendor has no knowledge of any fact, condition or circumstance since the delivery of the documents described in Section 5.1(cc)(i) that would materially affect the information contained therein and, in particular and without limiting the generality of the foregoing, no commitments to improve or otherwise amend any Employee Plan have been made except as required by applicable Laws;

(vi) there are no going concern unfunded actuarial liabilities, past service unfunded liabilities or solvency deficiencies respecting the Employee Plans;

(vii) all employee data necessary to administer any plan that the Purchaser may establish has been provided by the Vendor to the Purchaser and is true and correct as of the date of this Agreement and the Vendor will notify the Purchaser of any changes thereto prior to the Closing Date;

(viii) none of the Employee Plans (other than pension plans) provide benefits to retired employees or to the beneficiaries or dependants of retired employees;

(ix) all of the Employee Plans are and have been established, qualified, invested, administered and amended, in all respects, in accordance with its terms and all Laws and;

(x) none of the Employee Plans is subject to any pending investigation, examination or other proceeding, action or claim initiated by any regulatory authority, or by any other party (other than routine claims for benefits), and, to the knowledge of the Vendor, there exists no state of facts which could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim.

(dd) **Insurance.** The Vendor maintains insurance policies with responsible insurers as are appropriate to the Business in such amounts and against such risks as are customarily carried and insured against by prudent owners of comparable businesses. All such policies of insurance coverage are in full force and effect. The Vendor is not in default with respect to any of the provisions contained in any such insurance policy and has not failed to give any notice or present any claim under any such insurance policy in due and timely fashion. The Vendor is not aware of any circumstances in respect of which any Person could make a claim under any insurance policy. True, correct and complete copies of all such insurance policies have been delivered to the Purchaser and are listed on Schedule 5.1(dd).

(ee) **Litigation.** Except as disclosed in Schedule 5.1(ee), there are no (i) actions, suits or proceedings, at Law or in equity, by any Person, (ii) grievance, arbitration or alternative dispute resolution process, or (iii) administrative or other proceeding by or before (or to the knowledge of the Vendor, any investigation by) any Governmental Entity, pending, or, to the knowledge of the Vendor, threatened against or affecting the Vendor, the Business or any of the Purchased Assets, and the Vendor does not know of any valid basis for any such action, complaint, grievance, suit, proceeding, arbitration or investigation. The Vendor is not subject to any judgment, order or decree entered in any lawsuit or proceeding nor has the Vendor settled any claim prior to being prosecuted in respect of it. Except as disclosed in Schedule 5.1(ee), the Vendor is not the plaintiff or complainant in any action, suit or proceeding arising out of or connected with the Business.

(ff) **Indebtedness.** Except as set out in the Prospectus, the Vendor has no outstanding bonds, debentures, notes, mortgages or other indebtedness for borrowed money (which, for greater certainty, excludes capital leases and other conditional sales arrangements) and the Vendor has not agreed to create or issue any bonds, debentures, notes, mortgages or other indebtedness for borrowed money.

(gg) **Suppliers.** The Vendor has provided the Purchaser with a true and correct written list setting forth the ten largest suppliers of the Business by dollar amount of 2004 fiscal year sales. The Vendor has no reason to believe that the benefits of any relationship with any of the major suppliers of the Business will not continue after the Closing Date in substantially the same manner as prior to the date of this Agreement.

(hh) **Customers.** The Vendor has provided the Purchaser with a true and correct written list setting forth the ten largest customers of the Business by dollar amount of 2004 fiscal year sales. The Vendor has no reason to believe that the benefits of any relationship with any of the major customers of the Business will not continue after the Closing Date in substantially the same manner as prior to the date of this Agreement.

(ii) **Taxes.** All federal, provincial, local and foreign income, profits, franchise, sales, use, occupancy, excise and other taxes and assessments (including interest and penalties) that are or may become payable by or due from the Vendor in respect of the Business or the Purchased Assets have been fully paid or fully disclosed and fully provided for in the Books and Records and the Interim Financial Statements. There are no outstanding agreements or waivers extending the statutory period or providing for an extension of time for the assessment or reassessment of tax or the filing of any tax return by, or any payment of any tax by the Vendor. No notice of assessment or reassessment has been received by the Vendor and, to the knowledge of the Vendor, no examination of any tax return of the Vendor in respect of the Business or the Purchased Assets is currently in progress. There are no claims, actions, suits or proceedings (or, to the knowledge of the Vendor, any investigation) pending, or, to the knowledge of the Vendor, threatened against the Vendor relating to taxes and the Vendor knows of no valid basis for any such claim, action, suit, proceeding, investigation or discussion. The Vendor has withheld from each payment made by it the amount of all taxes and other deductions required to be withheld therefrom and has paid the same to the proper taxing or other authority within the time prescribed under any applicable Law. The Vendor is a registrant for the purposes of the tax imposed under Part IX of the *Excise Tax Act* (Canada), having registration number 131347312 RT0001.

5.2 Prospectus Disclosure.

Each of the Vendor and AMG represents and warrants to the Purchaser, and acknowledges and confirms that the Purchaser is relying upon these representations and warranties in connection with the purchase by the Purchaser of the Purchased Assets, that the Prospectus constitutes full, true and plain disclosure of all Material Facts relating to the Vendor, the Fund, the entities owned or to be owned (whether directly or indirectly) by the Fund, the Business and the units of the Fund, and the Prospectus (other than information therein relating solely to the Underwriters (as such term is defined in the Prospectus)) does not contain any Misrepresentation.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

6.1 Representations and Warranties of the Purchaser.

The Purchaser represents and warrants as follows to the Vendor and acknowledges and confirms that the Vendor is relying on such representations and warranties in connection with the sale by the Vendor of the Purchased Assets:

(a) **Existence and Qualification.** The Purchaser is validly existing as a limited partnership under the Laws of the Province of Manitoba. The Purchaser General Partner is or will be within the time periods required by applicable Laws, registered as an extra-provincial corporation in each of the Provinces in which such registration is so required pursuant to applicable Laws. The Purchaser has full power and authority to enter into and perform its obligations under this Agreement and each of the Ancillary Agreements to which it is a party.

(b) **Validity of Agreement.** The execution, delivery and performance by the Purchaser of this Agreement and each of the Ancillary Agreements to which it is a party:

(i) have been duly authorized by all necessary corporate action on the part of the Purchaser;

(ii) do not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) require any consent or approval under, result in a breach or a violation of, or conflict with, any of the terms or provisions of its constating documents or by-laws or any contracts or instruments to which it is a party or pursuant to which any of its assets or property may be affected; and

(iii) will not result in the violation of any Law.

(c) **Execution and Binding Obligation.** This Agreement and each of the Ancillary Agreements to which the Purchaser is a party have been duly executed and delivered by the Purchaser and constitute legal, valid and binding obligations of the Purchaser, enforceable against it in accordance with their respective terms subject only to any limitation under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors' rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d) **GST Registration.** The Purchaser is a registrant for the purposes of the tax imposed under Part IX of the *Excise Tax Act* (Canada), having registration number 826641540 RT0001.

(e) **No Finder's Fee.** The Purchaser has not taken, and it agrees that it will not take, any action that would cause the Vendor or any of its affiliates to become liable for any claim or demand for a brokerage commission, finder's fee or other similar payment in connection with the transactions contemplated hereby, other than with respect to any underwriter's fees as described in the Prospectus.

ARTICLE 7
PRE-CLOSING COVENANTS OF THE PARTIES

7.1 Conduct of Business Prior to Closing.

(a) During the Interim Period, the Vendor will conduct the Business only in the Ordinary Course, including paying and discharging the liabilities of the Business in accordance and consistent with past practice.

(b) Without limiting the generality of Section 7.1(a) the Vendor will:

(i) use its Best Efforts to preserve intact its current business organization, keep available the services of the Designated Employees and agents of the Business and maintain good relations with, and the goodwill of, suppliers, customers, Landlords, creditors, lessors, distributors and all other Persons having business relationships with the Vendor in connection with the Business;

(ii) continue and keep in full force and effect all insurance coverage currently held by the Vendor in respect of the Business;

(iii) confer with the Purchaser concerning operational matters of a material nature relating to the Business;

(iv) use its Best Efforts to retain possession and control of the Purchased Assets and preserve the confidentiality of any confidential or proprietary information relating to the Business;

(v) use its Best Efforts to conduct the Business so as not to cause or permit to exist a breach of any representations and warranties of the Vendor contained in the Agreement; and

(vi) otherwise periodically report to the Purchaser concerning the state of the Business and the Purchased Assets.

7.2 Access for Due Diligence.

(a) The Vendor will (i) permit the Purchaser and its employees, counsel, agents, accountants or other representatives, during the Interim Period, to have reasonable access during normal business hours and upon reasonable notice to (A) the premises of the Vendor, (B) the Purchased Assets and, in particular to any information, including all Books and Records whether retained by the Vendor or otherwise, (C) all Contracts and Leases, and (D) the senior personnel of the Vendor, and (ii) furnish to the Purchaser or its employees, counsel, agents, accountants or other representatives such financial and operating data and other information with respect to the Purchased Assets and the Business as the Purchaser may from time to time reasonably request.

(b) No investigations made by or on behalf of the Purchaser, whether under this Section 7.2 or any other provision of this Agreement or any Ancillary Agreement, will have the effect of waiving, diminishing the scope of, or otherwise affecting, any representation or warranty made in this Agreement or any Ancillary Agreement.

7.3 Actions to Satisfy Closing Conditions.

(a) The Vendor agrees to take all such actions as are within its power to control and use its Best Efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 8.1 including, without limitation, ensuring that there has been no breach of any representations and warranties.

(b) The Purchaser agrees to take all such actions as are within its power to control and use its Best Efforts to cause other actions to be taken which are not within its power to control, so as to ensure compliance with all of the conditions set forth in Section 8.2 including, without limitation, ensuring that there has been no breach of any representations and warranties.

7.4 Transfer of the Purchased Assets.

The Vendor will take all necessary steps and proceedings to permit good title to the Purchased Assets to be duly and validly transferred and assigned to the Purchaser at the Closing, free of all Liens other than Permitted Liens.

7.5 Request for Consents.

The Vendor will use its Best Efforts to obtain, prior to Closing, all Consents. Such Consents will be upon such terms as are acceptable to the Purchaser, acting reasonably. The Purchaser

will co-operate in obtaining such Consents and the Vendor will, promptly upon the request of the Purchaser, reimburse the Purchaser's costs and expenses in connection therewith.

7.6 Filings and Authorizations.

Each of the Parties, as promptly as practicable after the execution of this Agreement, will (i) make, or cause to be made, all such filings and submissions under all Laws applicable to it, as may be required for it to consummate the purchase and sale of the Purchased Assets in accordance with the terms of this Agreement, (ii) use its Best Efforts to obtain, or cause to be obtained, all Authorizations necessary or advisable to be obtained by it in order to consummate the purchase and sale of the Purchased Assets, and (iii) use its Best Efforts to take, or cause to be taken, all other actions which are necessary or advisable in order for it to fulfil its obligations under this Agreement. The Parties will coordinate and cooperate with one another in exchanging such information and supplying such assistance as may be reasonably requested by each in connection with the foregoing including, without limitation, providing each other with all notices and information supplied to or filed with any Governmental Entity (except for notices and information which the Vendor or the Purchaser, in each case acting reasonably, considers highly confidential and sensitive which may be filed on a confidential basis), and all notices and correspondence received from any Governmental Entity.

7.7 Notice of Untrue Representation or Warranty.

The Vendor will promptly notify the Purchaser and the Purchaser will promptly notify the Vendor, upon any representation or warranty made by it contained in this Agreement or any Ancillary Agreement becoming untrue or incorrect during the Interim Period. Any such notification will set out particulars of the untrue or incorrect representation or warranty and details of any actions being taken by the Vendor or the Purchaser, as the case may be, to rectify that state of affairs.

7.8 Exclusive Dealing.

During the Interim Period, the Vendor will not, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any inquiries or proposals from, any Person (other than Purchaser) relating to any transaction involving the sale of the Business or any of the Purchased Assets (other than as permitted in this Agreement).

ARTICLE 8
CONDITIONS OF CLOSING

8.1 Conditions for the Benefit of the Purchaser.

The purchase and sale of the Purchased Assets is subject to the following conditions to be fulfilled or performed at or prior to the Closing, which conditions are for the exclusive benefit of the Purchaser and may be waived, in whole or in part, by the Purchaser in its sole discretion:

(a) **Truth of Representations and Warranties.** The representations and warranties of the Vendor contained in this Agreement or in any Ancillary Agreement must be true and correct in all material respects as of the Closing Date (except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects) with the same force and effect as if such representations and warranties had been made on and of such date, and the Vendor must have executed and delivered a certificate of a senior officer to that effect. The receipt of such certificates and the Closing will not constitute a waiver

by the Purchaser of any of the representations and warranties of the Vendor that are contained in this Agreement or in any Ancillary Agreement. Upon the delivery of such certificate, the representations and warranties of the Vendor in Article 5 will be deemed to have also been made on and as of the Closing Date with the same force and effect as if made on and as of such date (qualified as to knowledge where stated).

(b) **Performance of Covenants.** The Vendor must have fulfilled or complied with all covenants contained in this Agreement and in every Ancillary Agreement to be fulfilled or complied with by it at or prior to the Closing, and the Vendor must have executed and delivered a certificate of a senior officer to that effect. The receipt of such certificate and the Closing will not constitute a waiver of the covenants of the Vendor that are contained in this Agreement and the Ancillary Agreements.

(c) **Consents and Authorizations.** All Required Consents must have been obtained on terms acceptable to the Purchaser, acting reasonably, and in connection with any Required Consents not obtained by Closing Date, a list of which shall be provided to the Purchaser in writing at Closing, the Vendor will continue to use its Best Efforts to obtain such Required Consents and until obtained, will take all actions required under Section 12.3 to preserve the benefit of the Authorizations, Contracts, Leases and Contractual Rights for the Purchaser. The Vendor must have used all reasonable commercial efforts to assist the Purchaser in transferring all Authorizations to the Purchaser, or having the same reissued by the applicable Governmental Authority.

(d) **New Credit Facility.** The Purchaser must have entered into and become a party to the New Credit Facility.

(e) **Limited Partnership Agreement.** The Vendor must have entered into and become a party to the ATS Andlauer LP Agreement substantially in the form attached hereto as Schedule 8.1(e).

(f) **Administration Agreement**. ATS Andlauer Operating Trust, the Fund and the Purchaser General Partner must have entered into and become a party to the administration agreement substantially in the form attached hereto as Schedule 8.1(f) (the "**Administration Agreement**").

(g) **Securityholders Agreement**. The Vendor, the Fund, ATS Andlauer Operating Trust, the Purchaser, the Purchaser General Partner and each of the other parties to such agreement must have entered into and become a party to a securityholders agreement substantially in the form attached hereto as Schedule 8.1(g) (the "**Securityholders Agreement**").

(h) **Exchange Agreement**. The Vendor, the Fund, ATS Andlauer Operating Trust, the Purchaser and the Purchaser General Partner must have entered into and become a party to an exchange agreement substantially in the form attached hereto as Schedule 8.1(h) (the "**Exchange Agreement**").

(i) **Deliveries.** The Vendor must deliver or cause to be delivered to the Purchaser the following in form and substance satisfactory to the Purchaser, acting reasonably:

(i) certified copies of (i) the charter documents and the by-laws of the Vendor, (ii) all resolutions of the shareholders and the board of directors of the Vendor approving the entering into and completion of the transaction contemplated by this Agreement and the Ancillary Agreements, as applicable, and (iii) a list of the officers and directors of the Vendor authorized to sign agreements together with their specimen signatures;

(ii) a certificate of status, compliance, good standing or like certificate with respect to each of the Vendor issued by appropriate government officials of the federal jurisdiction of Canada;

(iii) the certificates referred to in Section 8.1(a) and Section 8.1(b);

(iv) copies of the Books and Records;

(v) necessary deeds, conveyances, assurances, transfers and assignments and any other instruments necessary or reasonably required to transfer the Purchased Assets to the Purchaser with a good title, free and clear of all Liens other than Permitted Liens; and

(vi) a non-competition agreement duly executed by Michael Andlauer substantially in the form of non-competition agreement attached hereto as Schedule 8.1(i)(vi).

(j) **Proceedings.** All proceedings to be taken in connection with the transactions contemplated by this Agreement and any Ancillary Agreement must be reasonably satisfactory in form and substance to the Purchaser, acting reasonably, and the Purchaser must have received copies of all instruments and other evidence as it may reasonably request in order to establish the consummation of the transactions and the taking of all necessary corporate proceedings in connection therewith.

(k) **Change in Law.** During the Interim Period, no Law, proposed Law, any change in any Law, or the interpretation or enforcement of any Law shall have been introduced, enacted or announced (including the introduction, enactment or announcement of any Law respecting taxes or environmental matters), the effect of which will be to prevent or to increase materially the cost to the Purchaser of (i) completing the transactions contemplated in this Agreement, or (ii) operating the Business after Closing on substantially the same basis as currently operated.

(l) **No Legal Action.** No action or proceeding shall be pending or threatened by any Person (other than the Purchaser) in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of the Purchaser to conduct the Business after Closing on substantially the same basis as heretofore operated.

(m) **No Material Adverse Change.** Since the date of this Agreement there shall not have been any Material Adverse Change.

8.2 Conditions for the Benefit of the Vendor.

The purchase and sale of the Purchased Assets is subject to the following conditions to be fulfilled or performed at our prior to the Closing, which conditions are for the exclusive benefit of the Vendor and may be waived, in whole or in part, by the Vendor in its sole discretion:

(a) **Truth of Representation and Warranties.** The representations and warranties of the Purchaser contained in this Agreement or in any Ancillary Agreement must be true and correct in all material respects as of the Closing Date (except in each case, for those representations and warranties that are subject to a materiality qualification, which must be true and correct in all respects) with the same force and effect as if such representations and warranties had been made on and as of such date, and the Purchaser must have executed and delivered a certificate of a senior officer to that effect. The receipt of such certificate and the Closing will not be a waiver of the representations and warranties of the Purchaser that are contained in this Agreement and the

Ancillary Agreements. Upon the delivery of such certificate, the representations and warranties of the Purchaser in Article 6 will be deemed to have been made on and as of the Closing Date with the same force and effect as if made on and as of such date (qualified as to knowledge where stated).

(b) **Performance of Covenants.** The Purchaser must have fulfilled or complied with all covenants contained in this Agreement and in any Ancillary Agreement to be fulfilled or complied with by it at or prior to Closing and the Purchaser must have executed and delivered a certificate of a senior officer to that effect. The receipt of such certificate and the Closing will not constitute a waiver by the Vendor of the covenants of the Purchaser that are contained in this Agreement and the Ancillary Agreements.

(c) **Other Agreements.** Each of the ATS Andlauer LP Agreement, the Administration Agreement, the Securityholders Agreement and the Exchange Agreement must have been executed and delivered by the parties thereto.

(d) **Deliveries.** The Purchaser must deliver or cause to be delivered to the Vendor the following in form and substance satisfactory to the Vendor acting reasonably:

(i) certified copies of (i) the limited partnership declaration filed under applicable Laws in the Province of Manitoba for the Purchaser; (ii) the charter documents and the by-laws of the Purchaser General Partner, (iii) all resolutions of the board of directors of the Purchaser General Partner on behalf of itself and the Purchaser approving the entering into and completion of the transactions contemplated by this Agreement and the Ancillary Agreements, and (iv) a list of the officers and directors of the Purchaser General Partner authorized to sign agreements together with their specimen signatures;

(ii) a certificate of status, compliance, good standing or like certificate with respect to the Purchaser General Partner issued by appropriate government official of the federal jurisdiction of Canada; and

(iii) the certificates referred to in Section 8.2(a) and Section 8.2(b).

(e) **Proceedings.** All proceedings to be taken in connection with the transactions contemplated in this Agreement and any Ancillary Agreement must be reasonably satisfactory in form and substance to the Vendor, acting reasonably, and the Vendor must have received copies of all the instruments and other evidence as it may reasonably request in order to establish the consummation of such transactions and the taking of all corporate proceedings in connection therewith.

(f) **No Legal Action.** No action or proceeding shall be pending or threatened by any Person (other than the Vendor) in any jurisdiction, to enjoin, restrict or prohibit any of the transactions contemplated by this Agreement or the right of the Purchaser to conduct the Business after Closing on substantially the same basis as heretofore operated.

8.3 Conditions Precedent.

The purchase and sale of the Purchased Assets is subject to the following terms and conditions to be fulfilled prior to or concurrently with Closing, which conditions are true conditions precedent:

(a) **Offering.** The Offering shall have closed.

ARTICLE 9
CLOSING

9.1 Date, Time and Place of Closing.

The completion of the transaction of purchase and sale contemplated by this Agreement will take place at the offices of Osler, Hoskin & Harcourt LLP, 1 First Canadian Place, Toronto, Ontario, at 8:00 a.m. (Toronto time) on the Closing Date or at such other place, on such other date and at such other time as may be agreed upon in writing between the Vendor and the Purchaser.

9.2 Closing Procedures.

Subject to satisfaction or waiver by the relevant Party of the conditions of closing, at the Closing the Vendor will deliver actual possession of the Purchased Assets and the instruments of conveyance described in Section 8.1 and upon such deliveries the Purchaser will pay or satisfy the Purchase Price in accordance with Section 3.1. The transfer of possession of the Purchased Assets will be deemed to take effect at the Effective Time.

ARTICLE 10
TERMINATION

10.1 Termination by Purchaser.

If any of the conditions set forth in Section 8.1 have not been fulfilled or waived at or prior to Closing or any obligation or covenant of the Vendor to be performed at or prior to Closing has not been observed or performed by such time, the Purchaser may terminate this Agreement by giving notice in writing to the Vendor. Upon giving the requisite notice, the Purchaser will be released from all obligations hereunder, save and except for its obligations under Section 16.3 and Section 16.5, which will survive. If the Purchaser waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

10.2 Termination by Vendor.

If any of the conditions set forth in Section 8.2 have not been fulfilled or waived at or prior to Closing or any obligation or covenant of the Purchaser to be performed at or prior to Closing has not been observed or performed by such time, the Vendor may terminate this Agreement by giving notice in writing to the Purchaser. Upon giving the requisite notice, the Vendor will be released from all obligations hereunder, save and except for its obligations under Article 11, Section 16.3 and Section 16.5, which will survive. If the Vendor waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of its rights of termination in the event of non-fulfilment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part.

10.3 Other Termination Rights.

This Agreement may, by notice in writing given prior to or on the Closing Date, be terminated:

(a) by mutual consent of the Vendor and the Purchaser;

(b) if the condition precedent set forth in Section 8.3 has not been fulfilled or waived at or prior to Closing; or

(c) if the Closing has not been completed on or prior to October 31, 2005,

and, in such event, each Party will be released from all obligations under this Agreement, save and except for its obligations under Section 16.3 and Section 16.5, which will survive.

10.4 Effect of Termination.

Each Party's right of termination under this Article 10 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of a right of termination will not be an election of remedies. Nothing in Article 10 will limit or affect any other rights or causes of action either the Purchaser or the Vendor may have with respect to the representations, warranties, covenants and indemnities in its favour contained in this Agreement.

ARTICLE 11
INDEMNIFICATION

11.1 Indemnification by the Vendor in Favour of the Purchaser.

Subject to Sections 11.4 and 11.5, the Vendor will indemnify and save the Purchaser, each of its shareholders and partners, and each of their respective current and former directors, officers, employees, agents and representatives (collectively, the "**Purchaser's Indemnified Persons**") harmless of and from any loss, liability, claim, damage (including incidental and consequential damage) or expense (whether or not involving a third-party claim) including legal expenses (collectively, "**Damages**") suffered by, imposed upon or asserted against any of the Purchaser's Indemnified Persons as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a) any failure of the Vendor to perform or fulfil any covenant of the Vendor under this Agreement or any Ancillary Agreement;

(b) any breach or inaccuracy of any representation or warranty given by the Vendor contained in this Agreement or in any Ancillary Agreement;

(c) the failure to obtain any Consents prior to the Closing; and

(d) any Excluded Liabilities.

11.2 Indemnification by AMG in Favour of the Purchaser.

Subject to Sections 11.4 and 11.5, AMG will indemnify and save the Purchaser's Indemnified Persons harmless of and from any Damages suffered by, imposed upon or asserted against any of the Purchaser's Indemnified Persons as a result of, in respect of, connected with, or arising out of, under, or pursuant to any breach or inaccuracy of any representation or warranty given by AMG contained in this Agreement (such Damages, together with the Damages referred to in Section 11.1, are herein called "**Purchaser Indemnified Loss**").

11.3 Indemnification in Favour of the Vendor.

The Purchaser will indemnify and save the Vendor and each of its shareholders and each of their respective current and former directors, officers, employees, agents and representatives (collectively, the "**Vendor's Indemnified Persons**") harmless of and from any Damages suffered by, imposed or asserted against any of the Vendor's Indemnified Persons as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(a) any failure of the Purchaser to perform or fulfil any covenant of the Purchaser under this Agreement or any Ancillary Agreement;

(b) any breach or inaccuracy of any representation or warranty given by the Purchaser contained in this Agreement or in any Ancillary Agreement; and

(c) the assumption by the Purchaser of the Assumed Liabilities.

11.4 Time Limitations.

The representations and warranties of each of the Vendor and AMG contained in this Agreement or in any Ancillary Agreement will survive the Closing and, notwithstanding the Closing and any investigation made by or on behalf of the Purchaser, will continue for a period of twenty-four (24) months after the Closing Date and any claim in respect thereof will be made in writing and will be subject to Section 11.7 and Section 11.8 except that:

(a) the representations and warranties set out in Section 5.1(a), Section 5.1(b), Section 5.1(c), Section 5.1(d), Section 5.1(n), Section 5.1(o) and Section 5.1(aa), (and the corresponding representations and warranties set out in the certificates to be delivered pursuant to Section 8.1(a) (the "**Vendor's Closing Certificates**")) will survive and continue in full force and effect without limitation of time;

(b) the representations and warranties set out in Section 5.1(ii) (and the corresponding representations and warranties set out in the Vendor's Closing Certificates) will survive and continue in full force and effect until, but not beyond, the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing liability for tax, interest or penalties under applicable tax legislation in respect of any taxation year to which such representations and warranties extend could be issued under such tax legislation to the Purchaser;

(c) the representations and warranties set out in Section 5.2 (and the corresponding representations and warranties set out in the Vendor's Closing Certificates) will survive and continue in full force and effect for a period of three (3) years and ninety (90) days after the Closing Date; and

(d) a claim for any breach by the Vendor or AMG of any of the representations and warranties contained in this Agreement or in any Ancillary Agreement involving fraud or fraudulent misrepresentation may be made at any time subject only to applicable limitation periods imposed by Law.

11.5 Amount and Certain Recovery Limitations.

(a) Except with respect to those matters enumerated in Section 5.2 (and the corresponding representations and warranties set out in the Vendor's Closing Certificates), which shall not be

subject to any limitation set forth in this Section 11.5(a), none of the Purchaser Indemnified Persons will be entitled to assert rights of indemnification under this Article 11 for Purchaser Indemnified Loss unless and until the aggregate of all such Purchaser Indemnified Loss exceeds $500,000 (the "**Threshold Amount**"), it being understood that Purchaser Indemnified Loss shall accumulate until such time or times as the aggregate of all Purchaser Indemnified Loss exceeds the Threshold Amount, whereupon (i) the Purchaser Indemnified Persons shall be entitled to indemnification hereunder for any such Purchaser Indemnified Loss but only the amount thereof in excess of the Threshold Amount, and (ii) no claim by the Purchaser Indemnified Persons may be made hereunder for any single item or group of related items which is less than $100,000, except that the foregoing limitations shall not apply to wilful breaches of this Agreement and fraud.

(b) The maximum aggregate of all Purchaser Indemnified Loss for which Purchaser Indemnified Persons shall be entitled to indemnification from the Vendor hereunder shall not exceed, without duplication, an amount equal to the cash portion of the Purchase Price paid or payable to the Vendor hereunder (the "**Cash Consideration**").

(c) The maximum aggregate of all Purchaser Indemnified Loss for which Purchaser Indemnified Persons shall be entitled to indemnification from AMG hereunder shall not exceed, without duplication, an amount equal to that portion of the Cash Consideration as is actually distributed or paid by the Vendor, directly or indirectly, to AMG as a dividend or other distribution or payment after the Closing, to a maximum of 70% of the total Cash Consideration.

(d) Notwithstanding any other provision of this Article 11, none of the Purchaser Indemnified Persons will be entitled to recover any monies resulting from a claim of indemnification under this Article 11 as against AMG for Purchaser Indemnified Loss unless and only to the extent that the net assets of the Vendor are otherwise insufficient to satisfy such claim for Purchaser Indemnified Loss.

11.6 Bulk Sales and Retail Sales Tax Waiver and Indemnity.

In respect of the purchase and sale of the Purchased Assets under this Agreement, the Purchaser shall not require the Vendor to comply, or to assist the Purchaser to comply, with the requirements of (a) the *Bulk Sales Act* (Ontario) or (b) section 6 of the *Retail Sales Tax Act* (Ontario) and any equivalent or corresponding provisions under any other applicable legislation. Notwithstanding the foregoing, the Vendor shall indemnify and save harmless the Purchaser, on an after-Tax basis, from and against all Claims which may be made or brought against the Purchaser, or which it may suffer or incur arising out of such non-compliance other than Claims relating to the Assumed Liabilities.

11.7 Procedure for Indemnification - Other Claims.

A claim for indemnification for any matter not involving a third-party claim may be asserted by notice to the Party from whom indemnification is sought.

11.8 Indemnification Proceedings - Third Party Claims.

(a) Promptly after receipt by an indemnified party (an "**Indemnified Party**") under Section 11.1, Section 11.2 or Section 11.3 of a notice of commencement of any proceeding against it by a third party, the Indemnified Party will, if a claim is to be made against an indemnifying party under such Section, give notice to the indemnifying party (an "**Indemnifying Party**") of the commencement of such claim. The failure to notify the Indemnifying Party will not relieve the

Indemnifying Party of any liability that it may have to any Indemnified Party, except to the extent that the Indemnifying Party demonstrates that the defense of such action is prejudiced by the Indemnified Party's failure to give such notice.

(b) If any proceeding referred to in Section 11.8(a) (a "**Proceeding**") is brought against an Indemnified Party and it gives notice to the Indemnifying Party of the commencement of the Proceeding, the Indemnifying Party will unless the claim involves taxes, be entitled to participate in the Proceeding as hereinafter provided. Subject to the next following sentence, to the extent that the Indemnifying Party has accepted or acknowledged liability with respect to the Proceeding, wishes to assume the defense of the Proceeding with counsel satisfactory to the Indemnified Party, it may do so provided it reimburses the Indemnified Party for all of its out-of-pocket expenses (including solicitor's fees and disbursements) arising prior to or in connection with such assumption. The Indemnifying Party may not assume defence of the Proceeding if (i) the Indemnifying Party is also a party to the Proceeding and the Indemnified Party determines in good faith that joint representation would be inappropriate, or (ii) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend the Proceeding and provide indemnification with respect to the Proceeding. After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of the Proceeding as against the Indemnified Party, the Indemnifying Party will not, as long as it diligently conducts such defense, be liable to the Indemnified Party under this Section 11.8 in connection with the defense of the Proceeding, other than reasonable costs of investigation. If the Indemnifying Party assumes the defense of a Proceeding as against the Indemnified Party (i) no compromise or settlement of such claims may be made by the Indemnifying Party without the Indemnified Party's consent (which may not be unreasonably withheld) unless the sole relief provided is monetary damages that are paid in full by the Indemnifying Party, and (ii) the Indemnified Party will have no liability with respect to any compromise or settlement of such claims effected without such consent. If notice is given to an Indemnifying Party of the commencement of any Proceeding and the Indemnifying Party does not, within thirty (30) days after receipt of such notice, give notice to the Indemnified Party of its election to assume the defence of the Proceeding, the Indemnifying Party will not be entitled to assume the defence and will be bound by any determination made in the Proceeding or any compromise or settlement effected by the Indemnified Party acting in good faith.

(c) Notwithstanding the foregoing, if an Indemnified Party determines in good faith that there is a reasonable probability that a Proceeding may adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement, the Indemnified Party may, by notice to the Indemnifying Party, assume the exclusive right to defend, compromise, or settle the Proceeding. In such case, the Indemnifying Party will not be bound by any compromise or settlement effected without its consent (which may not be unreasonably withheld) but will be bound by a final and conclusive judgment of a court of competent jurisdiction.

(d) Where the defence of a Proceeding is being undertaken and controlled by the Indemnifying Party, the Indemnified Party will use its Best Efforts to make available to the Indemnifying Party those employees, officers and directors whose assistance, testimony or presence is necessary to assist the Indemnifying Party in evaluating and defending any such claims. However, the Indemnifying Party will be responsible for the reasonable out-of-pocket expenses associated with any employees, officers and directors made available by the Indemnified Party to the Indemnifying Party pursuant to this Section 11.8(d).

(e) With respect to any Proceeding at the request of the Indemnifying Party, the Indemnified Party will make available to the Indemnifying Party or its representatives on a timely basis all documents, records and other materials in the possession of the Indemnified Party, at the expense of the Indemnifying Party, reasonably required by the Indemnifying Party for its use in defending any such claim and will otherwise cooperate on a timely basis with the Indemnifying Party in the defence of such claim.

(f) With respect to any Proceeding in respect of income, corporate, sales, excise, or other tax liability enforceable by Lien against the property of the Indemnified Party, the Indemnifying Party's right to so defend the Proceeding will only apply after payment of the re-assessment or the provision by the Indemnifying Party of such security as is required by the relevant Government Entity.

ARTICLE 12
POST-CLOSING COVENANTS

12.1 Repayment of Outstanding Amounts.

The Vendor agrees that immediately following or concurrently with the Effective Time it will repay in full all amounts owing by the Vendor to all lenders as necessary to give effect to this Agreement.

12.2 Access to Books and Records.

For a period of 6 years from the Closing Date or for such longer period as may be required by Law, the Vendor will retain all original accounting Books and Records relating to the Business for the period prior to the Closing Date and shall take such precautions as are reasonable to maintain such Books and Records in good condition, but the Vendor will not be responsible or liable to the Purchaser for any accidental loss or destruction of or damage to any such Books and Records that occurs despite the precautions taken by the Vendor. So long as such Books and Records are retained by the Vendor pursuant to this Agreement, the Purchaser will have the reasonable right to inspect and make copies (at its own expense) of them upon reasonable request during normal business hours and upon reasonable notice for any proper purpose and without undue interference to the business operations of the Vendor. The Vendor will have the right to have its representatives present during any such inspection.

12.3 Assistance By Vendor.

In order that the Purchaser may realize the full benefit of the Contracts, Leases, Authorizations, Contractual Rights, Intellectual Property and other Purchased Assets:

(a) if any Person whose consent is required does not consent to the assignment and transfer hereunder of any of the Contracts, Leases, Authorizations, Contractual Rights, Intellectual Property or other Purchased Assets (collectively, the "**Rights**") from the Vendor to the Purchaser including, without limitation, if the Vendor has not obtained the required consents from the applicable Governmental Entities or any other third parties necessary for (i) the assignment and transfer by the Vendor to the Purchaser of the Contracts, (ii) the issuance of new Contracts to replace any non-transferable Contracts, or (iii) any transfer to or reissuance in the name of the Purchaser of any Authorization, then such Right shall not be assigned or transferred to the Purchaser (the "**Non-Transferable Right**"), but the Vendor shall hold such Non-Transferable Right in trust for the benefit of and as agent for the Purchaser. The Vendor shall, to the fullest extent permitted by applicable Law, carry out and comply with the terms and provisions of any Non-Transferable Right as agent and trustee for the Purchaser at the Purchaser's expense, under

the Purchaser's direction and for the Purchaser's benefit. The Purchaser shall cooperate to assist the Vendor in carrying out and complying with the terms and provisions of any such Non-Transferable Rights and shall be entirely responsible, to the extent within the Purchaser's power and control, for the timely performance of the obligations associated with any such Non-Transferable Rights;

(b) take all such action and do or cause to be done all such things as are, in the opinion of the Purchaser, necessary or proper in order that the obligations of the Vendor may be performed in such manner that the value of the Non-Transferable Rights are preserved and enure to the benefit of the Purchaser, and that the collection of moneys due and payable to the Purchaser in and under the applicable Non-Transferable Rights are received by the Purchaser; and

(c) promptly pay over to the Purchaser all moneys collected by or paid to the Vendor in respect of every such Non-Transferable Right.

12.4 Consents.

The Vendor will use its Best Efforts following the Closing to obtain any consents to the assignment and transfer of all Non-Transferable Rights that were not obtained prior to the Closing. Such consents will be upon such terms as are acceptable to the Purchaser, acting reasonably. The Purchaser will co-operate in obtaining such consents.

12.5 Confidentiality.

(a) After the Closing, the Vendor will keep confidential all information in its possession or under its control relating to the Business and the Purchased Assets (collectively, "**Confidential Information**") unless:

(i) such information is or becomes generally available to the public (including information becoming available as a result of its disclosure in the Prospectus) other than as a result of a disclosure by the Vendor in violation of this Agreement; or

(ii) required by Law, provided that the Vendor will promptly notify the Purchaser thereof, consult with the Purchaser and cooperate with the Purchaser in any attempt by the Purchaser (in its discretion) to resist or narrow such disclosure or to obtain an order or other assurance that such Confidential Information will be accorded confidential treatment.

(b) After Closing, the Vendor will not use or otherwise exploit, in whole or in part, directly or indirectly, any of the Confidential Information without the prior written consent of the Purchaser, which consent may be withheld for any reason by the Purchaser.

12.6 Use by Vendor of Name Including the Letters "ATS" After Closing.

(a) Commencing upon completion of the Closing and ending at 11:59 p.m. (Toronto time), December 31, 2005 or such earlier date as the Purchaser may establish by notice in writing to the Vendor, the Purchaser hereby grants to the Vendor a limited, non-exclusive, non-assignable licence to use the letters "ATS" in its corporate name and for the purposes used by the Vendor as at the date hereof.

(b) Upon completion of the period referred to in Section 12.6(a), the Vendor will promptly execute and file (i) with the Canadian federal Registrar of Corporations articles of amendment necessary to change the name of the Vendor to a name that does not include the letters "ATS" and will deliver to the Purchaser a copy of the certificate of name change in respect of the change of name of the Vendor, and (ii) all necessary amendments to the extra-provincial registrations of the Vendor in each of the relevant Provinces of Canada to reflect the change of name of the Vendor and will provide the Purchaser evidence of same.

12.7 Further Assurances.

From time to time after the Closing Date, each Party will at the request of the other execute and deliver such additional conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Purchased Assets to the Purchaser and carry out the intent of this Agreement and any Ancillary Agreement.

ARTICLE 13
PROVISION OF EMPLOYEE SERVICES BY THE VENDOR DURING THE TRANSITION PERIOD

13.1 Services Provided by the Vendor.

Subject to and in accordance with the terms and conditions of this Article 13, the Vendor hereby agrees to continue to employ the Designated Employees and provide to the Purchaser the services of the Designated Employees (the "**Services**") to carry out their respective duties and functions in respect of the Business consistent with and in the same manner as during the 12 month period immediately preceding the Closing Date, all as required and requested by the Purchaser from time to time during the period (the "**Transition Period**") commencing upon completion of the Closing and ending at 11:59 p.m. (Toronto time), December 31, 2005 or such earlier date as the Vendor and the Purchaser may otherwise agree (the "**Transition Date**").

13.2 Authority Over Designated Employees.

The Purchaser will be responsible and have exclusive authority for supervising, directing and managing the Designated Employees during the Transition Period.

13.3 Vendor Payment Obligations.

Subject to Section 13.4, the Vendor will continue to pay all compensation including salaries, wages, Employee Plan contributions, workers' compensation assessments, statutory payroll deductions and employee remittances and the like, which are payable to or on account of the Designated Employees during or in respect of the Transition Period, and the Vendor shall make its best effort to maintain benefit coverage and other perquisites of employment as enjoyed by the Designated Employees in the 12 month period immediately preceding the Closing Date.

13.4 Payment of Services Costs.

The Purchaser will pay the Vendor, in the manner set forth in Section 13.5, for all expenses incurred or amounts paid by the Vendor under Section 13.3, plus $1,000 in respect of each calendar month (collectively, the "**Services Cost**").

13.5 Invoicing and Payment of Services Costs.

The Services Cost is payable on a monthly basis, in arrears, and the Vendor, following each month, shall calculate the Services Cost as is payable for the immediately preceding month.

The Vendor shall be responsible to invoice the Purchaser, on a monthly basis, setting out the exact amount of the Services Cost payable by the Purchaser for the immediately preceding month, together with the related GST as set forth in Section 13.6. Such invoice shall be paid by the Purchaser within 30 days of invoicing.

The Vendor shall adjust each invoice to take into account any underestimate or overestimate of aggregate invoiced Services Cost of which it becomes aware, that was made in any previous invoice. Amounts payable by the Vendor as a result of such adjustment may be paid by crediting the current (and if necessary, succeeding future) invoices. Within 60 days following the end of the Transition Period, the Vendor shall issue a final invoice reconciling invoiced Services Cost with actual Services Cost. Any such invoice shall be payable (whether by the Purchaser or the Vendor) within 30 days of invoicing.

13.6 Payment of GST.

Unless otherwise provided in this Article 13, all amounts expressed herein to be payable to the Vendor pursuant to this Article 13 are exclusive of any goods and services tax required to be paid thereon pursuant to the *Excise Tax Act* (Canada) or otherwise (collectively, the "**GST**"), and it is agreed that the Vendor shall be paid by the Purchaser, in addition to all amounts otherwise payable to the Vendor hereunder, all amounts of GST collectible by the Vendor with respect to all amounts otherwise payable to the Vendor hereunder, and such GST shall be included by the Vendor in each invoice rendered by it.

13.7 Books and Records.

The Vendor shall provide reasonable details to the Purchaser of the basis for the calculation of the Services Cost or any other charges or expenses to be paid to the Vendor pursuant to this Article 13. The Vendor shall maintain proper books, records and documents in which complete, true and correct entries in conformity, in all material respects, with GAAP and all requirements of applicable Laws will be made in respect of the performance of the Services.

13.8 Examination of Records.

(a) Upon reasonable prior notice by the Purchaser to the Vendor, the Vendor shall make available to the applicable authorized representatives of the Purchaser, for examination during normal business hours on a Business Day, all books, records and documents required to be maintained under Section 13.7, wherever maintained. In addition, the Vendor shall make available to such applicable authorized representatives such financial and operating data and other information in respect of the performance of the Services as may be in existence and as such authorized representatives shall from time to time reasonably request for the purposes of conducting any audit in respect of Services Cost of the Vendor.

(b) Any examination of records by the Purchaser shall be conducted in a manner which will not unduly interfere with the conduct of the Vendor's business in the ordinary course but which will still allow the applicable authorized representatives of the Purchaser to practicably carry out such examination.

ARTICLE 14
EMPLOYEES

14.1 Employees.

Subject to the Closing, the Purchaser will offer, or cause any of its Affiliates to offer, employment effective as of the Transition Date to the Designated Employees on terms substantially similar in the aggregate to those existing as of the Transition Date. In such offer, and subject to Section 14.2, the Purchaser will recognize, to the extent previously recognized by the Vendor, the commencement date of employment and years of service of such Designated Employees to the Vendor, for all purposes. The Purchaser will have no liability or obligation in respect of any such Designated Employees who reject Purchaser's offer of employment or for employees of the Vendor who are not Designated Employees.

14.2 Employee Plans.

(a) On or prior to the Transition Date, the Vendor will assign to the Purchaser, and the Purchaser will assume, all of the Vendor's rights and obligations under the Employee Plans described in Schedule 14.2(a) (the "**Assigned Employee Plans**") on terms to be agreed between the Vendor and the Purchaser, acting reasonably.

(b) The Vendor will not assign and the Purchaser will not assume any of the Employee Plans other than the Assigned Employee Plans (such Employee Plans other than the Assigned Employee Plans, the "**Non-Assigned Employee Plans**") or liability for accrued benefits or any other liability under or in respect of any of the Non-Assigned Employee Plans. The Transferred Employees will, as of the Transition Date in respect of their employment by the Vendor, cease to accrue further benefits under the Non-Assigned Employee Plans. The Purchaser agrees that from and after the Transition Date it will permit the Transferred Employees to participate in benefit plans sponsored by the Purchaser (such plans to be called the "**Replacement Plans**"). The Purchaser will cause each Replacement Plan to recognize the prior service of the Transferred Employee rendered to the Vendor for purposes of eligibility to participate, vesting and entitlement to benefits under such Replacement Plans but not for the purpose of benefit accrual. The Purchaser will waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Transferred Employees under any Replacement Plans except and only to the extent that any Transferred Employees were subject to such pre-existing conditions, exclusions and waiting periods under the Non-Assigned Employee Plans, and will provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Transition Date (in the calendar year of such start date) in satisfying any applicable deductible or out of pocket requirements under any Replacement Plans.

14.3 Employee Liability.

(a) Without limiting the Vendor's obligations in respect of Persons employed in the Business on or prior to the Transition Date, the Vendor will be responsible for:

(i) all liabilities for salary, wages, bonuses, commissions, vacation pay and other compensation relating to employment of all Persons in the Business on or prior to the Transition Date and all liabilities under or in respect of the Employee Plans arising before or after the Transition Date;

(ii) all severance payments, payment for notice of termination or in lieu of termination, back pay in case of reinstatement of an employee terminated prior to the Transition Date, damages for wrongful dismissal and all related costs in respect of the termination by the Vendor of the employment of any Designated Employee who does not accept the Purchaser's offer of employment referred to in Section 14.1 and in respect of any Designated Employee whose employment is terminated prior to the Transition Date;

(iii) with respect to Transferred Employees, all liabilities for claims for injury, disability, death or workers' compensation arising from or related to employment in the Business on or prior to the Transition Date regardless of when a claim is made or filed and, with respect to the Designated Employees who do not accept the Purchaser's offer of employment made pursuant to Section 14.1 and those employees of the Vendor who are not Designated Employees, all such liabilities for claims regardless of when they arise;

(iv) all employment-related claims, penalties, contributions, premiums and assessments in respect of the Business arising out of matters that occurred on or prior to the Transition Date; and

(v) with respect to the Designated Employees and those employees of the Vendor who are not Designated Employees, all statutory notices deliverable on or prior to the Transition Date pursuant to applicable employment standards and labour relations legislation in each of the jurisdictions in which the Vendor operates.

(b) The Purchaser will be responsible for:

(i) all liabilities for salary, wages, bonuses, commissions, vacation pay, and other compensation relating to the employment of all Transferred Employees after the Transition Date and all liabilities under or in respect of the Replacement Plans;

(ii) all severance payments, payments for notice of termination or in lieu of notice of termination, damages for wrongful dismissal and all related costs in respect of the termination by the Purchaser of the employment of any Transferred Employee after the Transition Date;

(iii) all liabilities for claims for injury, disability, death or workers' compensation arising from or related to employment of the Transferred Employees in the Business after the Transition Date; and

(iv) all employment-related claims, penalties, contributions, premiums and assessments in respect of the Business arising out of matters which occur subsequent to the Transition Date.

ARTICLE 15
PRIVACY LEGISLATION MATTERS

15.1 Definitions.

For the purposes of this Article 15:

(a) **"applicable privacy laws"** means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but

not limited to the *Personal Information Protection and Electronic Documents Act* (Canada) and/or any comparable provincial law (including the *Personal Information Protection Act* (Alberta) and the *Personal Information Protection Act* (B.C.));

(b) "**Personal Information**" means information about an identifiable individual but excludes an individual's name, position name or title, business telephone number, business address, business e-mail, business fax number and other similar business information collected, used or disclosed to contact an individual in their capacity as an official or employee of an organization; and

(c) "**Transaction**" means the purchase and sale contemplated by this Agreement.

15.2 Compliance with Applicable Privacy Laws.

(a) The Vendor acknowledges and confirms that it has complied at all times with applicable privacy laws which govern the collection, use and disclosure of Personal Information acquired by or disclosed to the Purchaser pursuant to or in connection with this Agreement (the "**Disclosed Personal Information**"). The Vendor hereby covenants and agrees to advise the Purchaser of all purposes for which Disclosed Personal Information was initially collected from or in respect of the individual to which such Disclosed Personal Information relates and all additional purposes where they have notified the individual of such additional purpose, and or disclosure, unless such use or disclosure is permitted or authorized by law, without notice to, or consent from, such individual provided however that in such case the Vendor shall have advised the Purchaser of the legislative provisions on which they are relying.

(b) Prior to Closing, none of the Parties shall use the Disclosed Personal Information for any purposes other than those related to the performance of this Agreement and the completion of this Transaction.

(c) Each of the Parties acknowledges and confirms that the disclosure of Personal Information is necessary for the purposes of determining if the Parties shall proceed with the Transaction, and that the disclosure of Personal Information relates solely to the carrying on of the Business, or the completion of the Transaction.

(d) The Purchaser undertakes, after Closing, to utilize the Personal Information only for those purposes for which the Personal Information was initially collected from or in respect of individuals, including the Designated Employees.

(e) The Parties covenant and Agree that where the Parties do not complete or proceed with the Transaction, each Party who received Disclosed Personal Information shall, if such information is still in the custody of our under the control of such Party, either, at such Party's option, destroy such information or return it to the Party that disclosed it.

ARTICLE 16
MISCELLANEOUS

16.1 Notices.

Any notice, direction or other communication given under this Agreement or any Ancillary Agreement will be in writing and given by delivering it or sending it by facsimile or other similar form of recorded communication addressed:

(a) to the Vendor at:

ATS Andlauer Transportation Services Inc.
190 Attwell Drive, Suite 600
Etobicoke, Ontario
M9W 6H8

Attention: Michael Andlauer
Telephone: (416) 798-1379
Facsimile: (416) 798-9230

(b) to the Purchaser at:

ATS Andlauer Transportation Services Limited Partnership
c/o ATS Andlauer GP Inc.
190 Attwell Drive, Suite 600
Etobicoke, Ontario
M9W 6H8

Attention: Michael Andlauer
Telephone: (416) 798-1379
Facsimile: (416) 798-9230

(c) to AMG at:

Andlauer Management Group Inc.
190 Attwell Drive, Suite 600
Etobicoke, Ontario
M9W 6H8

Attention: Michael Andlauer
Telephone: (416) 798-1379
Facsimile: (416) 798-9230

Any such communication will be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile on the Business Day following the date of confirmed transmission. Any Party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice will be sent to such Party at its changed address.

16.2 Time of the Essence.

Time will be of the essence of this Agreement.

16.3 Announcements.

At all times prior to Closing, any press release or public statement or announcement (a "**Public Statement**") with respect to the transaction contemplated in this Agreement will be made only with the prior written consent and joint approval of the Vendor and the Purchaser unless such Public Statement is required by Law or by any stock exchange, in which case the Party required to make the

Public Statement will use its Best Efforts to obtain the approval of the other Party as to the form, nature and extent of the disclosure. After the Closing, any Public Statement by the Vendor will be made only with the prior written consent and approval of the Purchaser unless the Public Statement is required by Law or by any stock exchange, in which case the Vendor will use its Best Efforts to obtain the approval of the Purchaser as to the form, nature and extent of the disclosure.

16.4 Third Party Beneficiaries.

Except as otherwise provided in Section 11.1, Section 11.2 and Section 11.3, the Vendor and the Purchaser intend that this Agreement will not benefit or create any right or cause of action in, or on behalf of, any Person, other than the Parties to this Agreement and no Person, other than the Parties to this Agreement, will be entitled to rely on the provisions of this Agreement in any action, suit, proceeding, hearing or other forum. The Purchaser acts as trustee on behalf of each of the Purchaser's Indemnified Persons and the Vendor acts as trustee on behalf of each of the Vendor's Indemnified Persons and hold for their benefit their rights under Section 11.1, Section 11.2 and Section 11.3, as applicable. The Parties to this Agreement reserve their right to vary or rescind the rights at any time and in any way whatsoever, if any, granted by or under this Agreement to any Person who is not a Party to this Agreement, without notice to or consent of that Person, including any Indemnified Party.

16.5 Expenses.

Except as otherwise expressly provided in this Agreement, all costs and expenses (including the fees and disbursements of legal counsel, investment advisers and accountants) incurred in connection with this Agreement, the Ancillary Agreements and the transactions contemplated herein and therein will be paid by the Party incurring such expenses.

16.6 Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement executed by the Vendor and the Purchaser.

16.7 Waiver.

(a) No waiver of any of the provisions of this Agreement or any Ancillary Agreement will be deemed to constitute a waiver of any other provision (whether or not similar), nor will such waiver be binding unless executed in writing by the Party to be bound by the waiver.

(b) No failure on the part of the Vendor or the Purchaser to exercise, and no delay in exercising any right under this Agreement will operate as a waiver of such right, nor will any single or partial exercise of any such right preclude any other or further exercise of such right or the exercise of any other right.

16.8 Non-Merger.

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties will not merge on and will survive the Closing and, notwithstanding such Closing and any investigation made by or on behalf of any Party, will continue in full force and effect. Closing will not prejudice any right of one Party against any other Party in respect of anything done or omitted under this Agreement or in respect of any right to damages or other remedies.

16.9 Authorship.

The Parties hereto agree that the terms and language of this Agreement and all Ancillary Agreements are the result of negotiations between the Parties and, as a result, there will be no presumption that any ambiguity in this Agreement or any Ancillary Agreement will be resolved against any Party.

16.10 Entire Agreement.

This Agreement constitutes the entire agreement between the Parties with respect to the transactions contemplated in this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement, except as specifically set forth herein and therein and the Vendor and the Purchaser have not relied and are not relying on any other information, discussion or understanding in entering into and completing the transactions contemplated by this Agreement and the Ancillary Agreements. If there is any conflict or inconsistency between the provisions of this Agreement and the provisions of any Ancillary Agreement, the provisions of this Agreement shall govern.

16.11 Successors and Assigns.

(a) This Agreement will become effective when executed by the Vendor and the Purchaser and after that time will be binding upon and enure to the benefit of the Vendor, the Purchaser and their respective successors and permitted assigns.

(b) Except as provided in this Section 16.11, neither this Agreement nor any of the rights or obligations under this Agreement will be assignable or transferable by any Party without the prior written consent of the other. The Purchaser will be entitled, upon giving notice to the Vendor at any time on or prior to the Closing Date, to assign this Agreement or any of the Purchaser's rights and obligations under this Agreement to any Affiliate of the Purchaser subject to the following conditions:

(i) the assignee will become jointly and severally liable with the Purchaser, as a principal and not as a surety, with respect to all of the representations, warranties, covenants, indemnities and agreements of the Purchaser; and

(ii) the assignee will execute an agreement confirming the assignment and the assumption by the assignee of all obligations of the Purchaser under this Agreement.

(c) Notwithstanding any other provision of this Agreement, the Purchaser may assign the benefits of this Agreement and the Ancillary Agreements to a lender or lenders as continuing collateral security for obligations owed to it or them and such lender or lenders will be permitted to further assign this Agreement and the Ancillary Agreements in connection therewith, all without the consent of the Vendor.

16.12 Severability.

If any provision of this Agreement is determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision will be severed from this Agreement and the remaining provisions will remain in full force and effect.

16.13 Governing Law.

(a) This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Ontario and the federal laws of Canada applicable therein.

(b) Each of the Parties irrevocably attorns and submits to the non-exclusive jurisdiction of the Courts of the Province of Ontario.

16.14 Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together will be deemed to constitute one and the same instrument.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF the parties have executed this Acquisition Agreement.

ATS ANDLAUER TRANSPORTATION SERVICES INC.

Per: *"Michael Andlauer"*
Name: Michael Andlauer
Title: Chief Executive Officer

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP, by its general partner ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

Per: *"Michael Andlauer"*
Name: Michael Andlauer
Title: President and Chief Executive Officer

ANDLAUER MANAGEMENT GROUP INC.

Per: *"Michael Andlauer"*
Name: Michael Andlauer
Title: President and Chief Executive Officer

[Signature page for Acquisition Agreement]

SCHEDULE 2.1
FACILITIES LOCATIONS

SCHEDULE 2.1(a)
VEHICLES, MACHINERY, EQUIPMENT AND SUPPLIES

SCHEDULE 3.5
EXCESS WORKING CAPITAL DETERMINATION

SCHEDULE 3.5

The Excess Working Capital means and is to be determined as follows:

(i) The Total Current Assets divided by a factor of 1.2 being a ratio of current assets to current liabilities for the Business;

Less:

(ii) The Total Current Liabilities as determined in the Closing Date Balance Sheet

Where "**Total Current Assets**" is the current assets as determined in the Closing Date Balance Sheet and the "**Total Current Liabilities**" is the current liabilities as determined in the Closing Date Balance Sheet.

SCHEDULE 5.1(c)
AUTHORIZATIONS

SCHEDULE 5.1(r)
LEASES AND LEASED PROPERTIES

SCHEDULE 5.1(s)
MATERIAL CONTRACTS

SCHEDULE 5.1(v)
PURCHASED INTELLECTUAL PROPERTY

SCHEDULE 5.1(dd)
INSURANCE

SCHEDULE 5.1(ee)
LITIGATION

SCHEDULE 8.1(c)
REQUIRED CONSENTS

SCHEDULE 8.1(e)
LIMITED PARTNERSHIP AGREEMENT

SCHEDULE 8.1(f)
ADMINISTRATION AGREEMENT

SCHEDULE 8.1(g)
SECURITYHOLDERS AGREEMENT

SCHEDULE 8.1(h)
EXCHANGE AGREEMENT

SCHEDULE 8.1(i)(vi)
NON-COMPETITION AGREEMENT

SCHEDULE 14.2(a)
ASSIGNED EMPLOYEE PLANS


RECEIVED
2006 MAR 30 A 11:30
SEC MAIL
RECEIVED
PROCESSING
MAR 17 2006
WASH, D.C.
203
SECTION

ATS ANDLAUER INCOME FUND

EXCHANGE AGREEMENT

September 30, 2005

BURNET, DUCKWORTH & PALMER LLP

G:\062047\0001\Material Contracts\SEDAR\Exchange Agreement 03 (conformed).doc

TABLE OF CONTENTS

Page

EXCHANGE AGREEMENT

Exchange Agreement dated September 30, 2005 among ATS Andlauer Income Fund (the "**Fund**"), ATS Andlauer Operating Trust (the "**Trust**"), ATS Andlauer Transportation Services Limited Partnership (the "**Partnership**"), ATS Andlauer Transportation Services GP Inc. (the "**GP**"), ATS Andlauer Transportation Services Inc. (the "**Vendor**") and each Person who from time to time executes this Agreement or is deemed to be a party hereto.

RECITALS:

A. The Fund has completed an offering of its Units to the public under a prospectus filed with the securities regulatory authorities in each of the provinces and territories of Canada (the "**Offering**");

B. The Fund, indirectly through the Trust, holds approximately 80.1% of the outstanding partnership units in the Partnership and 100% of the common shares of the GP and the Vendor holds the balance of such partnership units (in the form of Exchangeable LP Units); and

C. The parties wish to provide certain holders, from time to time, of Exchangeable LP Units (a) with the right to indirectly exchange such Exchangeable LP Units for Units and (b) demand registration rights and piggy-back registration rights, and to provide for an escrow period with respect to the Exchangeable LP Units issued to the Vendor in connection with the Offering.

In consideration of the foregoing and the mutual agreements contained herein (the receipt and adequacy of which are acknowledged), the parties agree as follows:

ARTICLE 1
DEFINITIONS AND INTERPRETATION

1.1 Definitions.

In this Agreement, the following terms shall have the following meanings:

(a) "**Acquisition Transaction**" means any amalgamation, merger or other form of business combination involving the Fund or the Partnership, any sale, lease, exchange or transfer of a substantial portion of the assets of the Fund or the Partnership, or any reorganization, recapitalization, liquidation or winding up or other business combination involving the Fund or the Partnership.

(b) "**affiliate**" means an "**affiliate**" within the meaning of Section 1.2 of Ontario Securities Commission Rule 45-501 - Exempt Distributions promulgated under the *Securities Act* (Ontario) as in effect on the date hereof;

(c) "**Agreement**" means this exchange agreement and all schedules and instruments in amendment or confirmation of it.

(d) "**Applicable Laws**" means all applicable Canadian federal and provincial laws or regulations, including the rules and regulations of any applicable Governmental Entity.

(e) "**Applicable Number of Units**" means the product of the number of Exchangeable LP Units specified in an Exchange Notice multiplied by the Exchange Ratio.

(f) **"associate"** has the meaning ascribed thereto in the *Securities Act* (Ontario) at the date of this Agreement.

(g) **"Business Day"** means any day on which commercial banks are open for business in Toronto, Ontario other than a Saturday, a Sunday or a day observed as a holiday in the City of Toronto, Ontario.

(h) **"CDS"** means The Canadian Depository for Securities Limited and its successors.

(i) **"CDS Participant"** means a broker, dealer, bank, other financial institution or other Person who, directly or indirectly, from time to time, effects book-based transfers with CDS and pledges of securities deposited with CDS.

(j) **"Closing Date"** means the closing date of the Offering.

(k) **"Conditional Exchange Date"** has the meaning ascribed thereto in Section 6.4(a).

(l) **"Conditional Units"** has the meaning ascribed thereto in Section 6.4(a).

(m) **"Current Market Price"** means, in respect of a Unit, $10 on the Closing Date and, thereafter, means on any date, the weighted average of the trading prices of Units during a period of 20 consecutive trading days ending not more than three trading days before that date on the Toronto Stock Exchange, or, if the Units are not then quoted on the Toronto Stock Exchange, on any other stock exchange or automated quotation system on which the Units are listed or quoted, as the case may be, as may be selected by the Trustees for this purpose; provided, however, that if in the reasonable opinion of the Trustees the public distribution or trading activity of the Units during that period does not create a market which reflects the fair market value of a Unit, then the Current Market Price will be determined by the Trustees, in good faith and in their sole discretion and provided further that any selection, opinion or determination by the Trustees will be conclusive and binding.

(n) **"Declaration of Trust"** means the amended and restated declaration of trust dated August 22, 2005 under the laws of the Province of Ontario pursuant to which the Fund was established and is governed, as the same may be further amended, supplemented or restated from time to time.

(o) **"Demand Registration"** has the meaning given to that term in Section 6.2(a).

(p) **"Distribution"** means a distribution of Units to the public by way of a Prospectus under Securities Laws in any applicable jurisdiction in Canada.

(q) **"Distribution Amount"** means, on any date, the amount of all declared and unpaid distributions on such date on an Exchangeable LP Unit.

(r) **"Distribution Expenses"** means all expenses incurred by the Fund in complying with Sections 6.2 and 6.3, including without limitation, all distribution and filing fees, printing expenses, fees and disbursements of counsel for the Fund and independent public accountants or chartered accountants for the Fund, fees and expenses (including counsel fees) incurred in connection with complying with applicable securities laws, stock exchange listing fees, transfer taxes, fees of transfer agents and registrars, costs of insurance, fees and disbursements of counsel to the Underwriters, fees of any outside consultants, costs of translation, the preparation of audio-visual or other material for marketing presentations and information meetings,

out-of-pocket costs related to travel and accommodations for the Fund's executives and the representatives of the Underwriters attending such presentations and meetings and due diligence and drafting meetings and the cost of preparing record books, but excluding any Selling Expenses.

(s) "**Electing Investor**" has the meaning ascribed thereto in Section 6.4(a).

(t) "**Encumbrance**" means any mortgage, charge, pledge, hypothecation, security interest, assignment, encumbrance, lien (statutory or otherwise), title retention agreement or arrangement, restrictive covenant or and any other encumbrances of any nature or any other arrangement or condition that in substance secures payment or performance of an obligation.

(u) "**Exchange Date**" has the meaning given to that term in Section 2.5.

(v) "**Exchange Notice**" means the notice to be delivered by an Investor to effect the exchange of Exchangeable LP Units in accordance with the terms of this Agreement, the form of which is attached as **Schedule "A"** to this Agreement.

(w) "**Exchange Ratio**" means one (1) Unit for every one (1) Exchangeable LP Unit, subject to adjustment in accordance with Section 2.2.

(x) "**Exchange Right**" has the meaning given to that term in Section 2.1.

(y) "**Exchangeable LP Units**" means exchangeable limited partnership units of the Partnership, exchangeable at the Exchange Ratio for Units.

(z) "**Existing Shareholders**" means Andlauer Management Group Inc. and Clarke Inc.;

(aa) "**Fund**" means ATS Andlauer Income Fund, an unincorporated, open-ended, limited purpose trust established under the laws of Ontario in accordance with the Declaration of Trust.

(bb) "**Fund Successor**" has the meaning given to that term in Section 5.1(a).

(cc) "**Governmental Entity**" means any applicable (a) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign, (b) any subdivision, agent, commission, board, or authority of any of the foregoing, or (c) any quasi-governmental body exercising (with proper jurisdiction) any regulatory, expropriation or taxing authority under or for the account of any of the foregoing, including any stock exchange.

(dd) "**GP**" means ATS Andlauer Transportation Services GP Inc., a corporation incorporated under the *Canada Business Corporations Act*.

(ee) "**Investors**" means registered holders of Exchangeable LP Units, from time to time, other than the Trust or any of its affiliated entities, such registered holders being initially those Persons listed in **Schedule "C"**.

(ff) "**Initiating Investor**" has the meaning given to that term in Section 6.2(a).

(gg) "**Partnership**" means ATS Andlauer Transportation Services Limited Partnership, a limited partnership formed under the laws of the Province of Manitoba.

(hh) "**Non-residents**" has the meaning given to that term in Section 2.3(a).

(ii) "**Non-resident Ownership Limitation**" has the meaning given to that term in Section 2.3(a).

(jj) "**Offer**" has the meaning ascribed thereto in the Declaration of Trust.

(kk) "**Partnership Agreement**" means the amended and restated limited partnership agreement of the Partnership dated September 30, 2005 among the GP, as general partner, and the Trust and the Vendor, as limited partners, as the same may be amended or amended and restated from time to time.

(ll) "**Parties**" means the Fund, the Trust, the Partnership, the GP, the Investors and other holders from time to time of Exchangeable LP Units, and their respective successors and permitted assigns.

(mm) "**Person**" includes any individual, firm, partnership, joint venture, venture capital fund, limited liability partnership, unlimited liability partnership, association, trust, trustee, executor, administrator, legal personal representative, estate, group, body corporate, corporation, unincorporated association or organization, Governmental Entity, syndicate or other entity, whether or not having legal status.

(nn) "**Prospectus**" means a "**preliminary prospectus**", "**amended and restated preliminary prospectus**" and a "**final prospectus**" as those terms are used in the Securities Act, including in all amendments and supplements thereto.

(oo) "**Registrable Securities**" means (i) the Units issued to or held by any Initiating Investor, and (ii) any Units issuable upon exercise of the Exchange Right. As to any particular Registrable Securities, such securities shall cease to be Registrable Securities when they have been distributed to the public pursuant to a Distribution or sold to the public through a broker, dealer, or market maker in compliance with the applicable Securities Laws. For purposes of this Agreement, a Person shall be deemed to be the holder of Registrable Securities in the case of Units held by an Initiating Investor, when the Units are held by such Initiating Investor and, in the case of Units issuable to an Investor upon exercise of an Exchange Right, whenever such Investor has the right to acquire such Units (disregarding any restrictions or limitations upon exercise of such right), and such Initiating Investor or Investor shall be entitled to exercise the rights of a holder of Registrable Securities hereunder (subject to any such restrictions or limitations).

(pp) "**Securities Act**" means the *Securities Act* (Ontario), as it may be amended from time to time, and any successor legislation.

(qq) "**Securities Laws**" includes the *Securities Act* (Ontario) and any other similar legislation in any other province or territory of Canada in which the Fund is or becomes a reporting issuer.

(rr) "**Securityholders Agreement**" means the securityholders agreement among the Fund, the Trust, the GP, the Partnership and the Vendor dated September 30, 2005 with respect to, among other things, the governance of the GP.

(ss) "**Selling Expenses**" means all underwriting fees, discounts and selling commissions applicable to the sale of Units.

(tt) "**Selling Person**" has the meaning ascribed thereto in **Schedule "B"**.

(uu) "**Special Voting Units**" means the special voting units of the Fund issued in connection with the Exchangeable LP Units.

(vv) "**Tax Act**" means the *Income Tax Act*, R.S.C. 1985 (5th Supp.), c. 1 and the regulations thereunder.

(ww) "**Trust Declaration of Trust**" means the declaration of trust dated August 31, 2005 pursuant to which the Trust is governed, as the same may be amended or restated from time to time.

(xx) "**Trust Trustees**" means, at any time, the individuals who are, in accordance with the Trust Declaration of Trust, the trustees of the Trust at such time.

(yy) "**Trust Units**" means the trust units of the Trust.

(zz) "**Trustees**" means, at any time, the individuals who are, in accordance with the Declaration of Trust, the trustees of the Fund at such time.

(aaa) "**Unitholders**" means at any time the holders at that time of one or more Units, as shown on the register of such holders maintained by the Fund.

(bbb) "**Units**" means the trust units of the Fund, each of which represents an equal undivided interest in the distributions and the assets of the Fund, and includes a fraction of such a unit of the Fund.

(ccc) "**Unit Reorganization**" has the meaning given to that term in Section 2.2(b).

(ddd) "**Vendor Group**" means, collectively, the Vendor and any Existing Shareholder and any shareholder, associate or affiliate of the Vendor or an Existing Shareholder including any family member of a shareholder of the Vendor or an Existing Shareholder or any company, trust or other entity owned by or maintained for the benefit of any such Person.

(eee) "**Vendor**" means ATS Andlauer Transportation Services Inc.

1.2 Interpretation Not Affected by Headings, Etc.

The division of this Agreement into articles, sections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 Interpretation.

Words importing the singular number only shall include the plural and vice versa. Words importing the use of any gender shall include all genders. Where the word "**including**" or "**includes**" is used in this Agreement it means "**including without limitation**" or "**includes without limitation**", respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

1.4 Currency.

All dollar amounts referred to in this Agreement are in lawful money of Canada.

1.5 Acts of the Fund, the Trust, the Trustees and the Trust Trustees and General Limitation of Liability.

(a) Where any reference is made herein to an act to be performed by, for or on behalf of the Fund or the Trust, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, for or on behalf of the Trustees or Trust Trustees, in their capacity as trustees of the Fund or the Trust, as the case may be, and where any reference is made herein to an act to be performed by, for or on behalf of the Trustees or Trust Trustees, such reference shall be construed and applied for all purposes as if it referred to an act to be performed by, for or on behalf of the Trustees or Trust Trustees in their capacity as trustees of the Fund and the Trust, respectively.

(b) The Parties acknowledge that the Trustees and Trust Trustees are entering into this Agreement solely in their capacity as trustees, on behalf of the Fund and Trust, respectively, and the obligations of the Fund and/or Trust hereunder shall not be personally binding upon the Trustees, Trust Trustees, any of the Unitholders, any of the holders of Trust Units (other than the Fund) or any annuitant under a registered retirement savings plan, registered retirement income fund or deferred profit sharing plan of which a Unitholder or holder of Trust Units acts as trustee or carrier ("**annuitant**") and that any recourse against the Fund, Trust, the Trustees, Trust Trustees, any Unitholder, any holder of Trust Units (other than the Fund) or any annuitant in any manner in respect of any indebtedness, obligation or liability of the Fund and/or Trust arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the assets of the Fund or the assets of the Trust, as the case may be.

(c) The Parties acknowledge that the Partnership is a limited partnership formed under the laws of the Province of Manitoba, a limited partner of which is liable for any liabilities or losses of the Partnership only to the extent of the amount that such limited partner has contributed, or agreed to contribute, to the capital of the Partnership and such limited partner's pro rata share of any undistributed income. The Parties further acknowledge that the GP is the general partner of the Partnership, authorized and entitled to act on behalf of the Partnership.

1.6 Date for Any Action.

If any date on which any action is required to be taken under this Agreement is not a Business Day, then, unless otherwise specified, such action shall be required to be taken on the next succeeding Business Day.

1.7 Calculation of Time.

In this Agreement, unless otherwise specified, a period of days will be deemed to begin on the first day after the event that began the period and to end at midnight (Toronto time) on the last day of the period, except that if the last day of the period does not fall on a Business Day, the period will terminate at midnight (Toronto time) on the next succeeding Business Day.

1.8 Withholding Rights.

The Fund and the Trust will be entitled to deduct and withhold from any consideration otherwise payable to Investors under this Agreement any amounts as the Fund or the Trust is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provision of provincial, state, local or foreign tax law, in each case

as amended or superseded, or would be permitted to withhold if an equal amount were remitted to the appropriate taxing authority. To the extent that amounts are so withheld, the withheld amounts will be treated for all purposes as having been paid to the holder of the securities in respect of which such deduction and withholding was made, provided that the withheld amounts (or equivalent amounts, if applicable) are actually remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a holder exceeds the cash portion of the consideration otherwise payable to the holder, the Fund and the Trust are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Fund or the Trust, as the case may be, to enable it to comply with the deduction or withholding requirement (or make such permitted deduction) and the Fund or the Trust will notify the holder and remit to the holder any unapplied balance of the net proceeds of such sale.

1.9 Schedules

The following schedules attached to this Agreement shall, for all purposes of this Agreement, form an integral part of it:

Schedule "A" –	Form of Exchange Notice
Schedule "B" –	Registration Procedures
Schedule "C" –	Investors

ARTICLE 2
EXCHANGE RIGHT

2.1 Grant of Exchange Right.

The Fund, together with the Trust, the GP and the Partnership, hereby grants to each Investor the right (the "**Exchange Right**"), exercisable at any time (subject to Section 2.3 and, in the case of the Vendor, Section 3.1), to require the Fund, the Trust, the GP and the Partnership to exchange all or any part of the Exchangeable LP Units held from time to time by such Investor into Units in accordance with the provisions of this Agreement. The Fund, the Trust, the GP and the Partnership hereby acknowledge receipt from the Vendor, being the only Investor on the date of this Agreement, of good and valuable consideration (and the adequacy of the consideration) for the grant of the Exchange Right hereunder. For greater certainty, the Exchange Right as it applies to an Exchangeable LP Unit shall enure to each transferee of an Exchangeable LP Unit in respect of any Exchangeable LP Unit held by such transferee from time to time.

2.2 Exchange Ratio and Adjustment.

(a) The number of Units issuable for each Exchangeable LP Unit exchanged pursuant to the exercise of the Exchange Right from time to time (the "**Exchange Ratio**") is one (1), subject to adjustment as provided in this Section 2.2.

(b) In the event that there is a change in the number of Exchangeable LP Units or the number of Units outstanding from time to time as a result of a subdivision, consolidation, capital reorganization or similar change in the Exchangeable LP Units or Units (other than a consolidation as contemplated by Section 3.6 of the Declaration of Trust) (each such event, a "**Unit Reorganization**"), the Exchange Ratio shall be adjusted by the Fund to be the number of Units that would be received in respect of an Exchangeable LP Unit immediately following the Unit Reorganization if the Exchange Right had been exercised in respect of the Exchangeable LP Unit immediately before the Unit Reorganization.

(c) If at any time while any Exchangeable LP Unit is outstanding there is any reclassification of the Units outstanding, any change of the Units into other units or securities or any other capital reorganization of the Fund or any consolidation, amalgamation, arrangement, merger or other form of business combination of the Fund with or into any other entity resulting in a reclassification of the outstanding Units (other than a Unit Reorganization and other than a consolidation contemplated by Section 3.6 of the Declaration of Trust), then the Exchange Right will be adjusted simultaneously in a manner approved by the Trustees, acting reasonably, to ensure that holders of Exchangeable LP Units will be entitled to receive, in lieu of the number of Units that they would otherwise have been entitled in respect of one Exchangeable LP Unit if such Exchangeable LP Unit had been exchanged for Units pursuant to the Exchange Right, the kind and number or amount of securities that they would have been entitled to receive as a result of such event if, on the effective date thereof, they had been the registered holder of the number of Units that they would have received had such Exchangeable LP Unit been exchanged for Units pursuant to the Exchange Right immediately before the effective date of any such transaction.

(d) The adjustments provided for in Section 2.2(b) and Section 2.2(c) shall be cumulative.

2.3 Limitation of Ownership by Non-Residents.

(a) The Parties acknowledge and agree that the exercise of the Exchange Right is subject to the provisions of Section 14.1 of the Declaration of Trust, including the limitations that at no time may non-residents of Canada within the meaning of the Tax Act ("**Non-residents**") be the beneficial owners of more than 49% of the outstanding Units or such other amount as the Fund may determine in accordance with the Declaration of Trust (the "**Non-resident Ownership Limitation**").

(b) In addition to the deliveries contemplated by Section 2.4 of this Agreement, the Trustees will require declarations as to the jurisdictions in which Investors exercising the Exchange Right are resident. If the Trustees become aware that the beneficial owners of 49% of the Units then outstanding are, or may be, Non-residents or that such a situation is imminent, the Fund will give the Trust and each of the Investors notice thereof and the Trust will not be required to give effect to the Exchange Right until such time as the Trustees, in their sole discretion, have determined that the exercise of such rights would not result in the contravention of the limitations referenced above. Any purported exercise of the Exchange Right that are not effected as a result of these limitations may be withdrawn by the Investor, provided that any such exercise(s) that are not so withdrawn will be effected by the Trust, in the order in which they were initially received, as soon as practicable following the time at which the Trustees determine that such exercise(s) are permitted as aforesaid. For greater certainty, this Section 2.3 will not prevent or delay the exercise of an Exchange Right that would not result in a breach of the Non-resident Ownership Limitation.

2.4 Exchange Procedure.

(a) In order to effect the exchange of Exchangeable LP Units for Units pursuant to this Agreement, an Investor shall deliver to the GP in escrow, as escrow agent for the Parties, a duly completed and executed Exchange Notice together with certificates representing the Exchangeable LP Units being exchanged, duly endorsed in blank for transfer, whereupon the GP will deliver a copy of such Exchange Notice to the Trust and the Fund.

(b) Upon the exercise of the Exchange Right in accordance with Section 2.4(a), the exchange shall be effected as follows:

(i) upon receipt of a copy of an Exchange Notice from the GP (or from the Investor who issued such Exchange Notice, if the GP fails to effect such delivery), the Trust will forthwith issue and deliver to the Fund for each Exchangeable LP Unit being exchanged Trust Units having an aggregate value equal to the product of (i) the Current Market Price of a Unit multiplied by (ii) the Exchange Ratio. Upon receipt of such Trust Units, the Fund will forthwith (i) issue and deliver to the Trust the Applicable Number of Units for the Exchangeable LP Units being exchanged as specified in the Exchange Notice and (ii) cancel that number of Special Voting Units in the name of the Investor who issued the Exchange Notice equal to the number of Exchangeable LP Units being exchanged and revise the Fund's register of holders of Special Voting Units to reflect such cancellation;

(ii) the Trust will immediately deliver or cause to be delivered to the GP, as escrow agent for the Parties, the Units acquired pursuant to Section 2.4(b)(i), duly endorsed in blank for transfer, and the Partnership will immediately deliver, or cause to be delivered to the GP, as escrow agent for the Parties, a cheque of the Partnership equal to the Distribution Amount on the Exchange Date;

(iii) the GP will immediately effect the exchange by causing to be issued in the name of the Trust certificates representing such number of Ordinary LP Units equal to the number of Exchangeable LP Units being exchanged, by causing such exchanged Exchangeable LP Units to be cancelled, by entering the Trust in the Partnership's register of limited partners in respect of any such Ordinary LP Units being issued to the Trust (and by making the corresponding entries to reflect the exchange of the Exchangeable LP Units), by transferring to the Investor that number of Units to be received on the exchange and by delivery to the Investor the cheque of the Partnership for the Distribution Amount; and

(iv) upon the surrender of certificates representing more Exchangeable LP Units than the number of such securities to be exchanged, the GP will forthwith cause to be issued in the name of the holder thereof, without expense to such holder, new certificates representing the Exchangeable LP Units not being exchanged at that time.

(c) For so long as Units are held in the book-entry only system administered by CDS, no certificates for Units will be issued pursuant to the exercise of the Exchange Rights and the Units issuable on such exercise will be registered in the name of CDS or its nominee and registered on the books of CDS for the benefit of the Investor exercising the Exchange Rights through a CDS Participant selected by such Investor.

2.5 Exchange Date.

The exchange date specified in any Exchange Notice (the "**Exchange Date**") must be a Business Day and must not be less than three (3) Business Days nor more than ten (10) Business Days after the date upon which the Exchange Notice is received by the GP. If no such Business Day is specified in the Exchange Notice, the Exchange Date shall be deemed to be the third Business Day after the date on which the Exchange Notice is received by GP.

2.6 Withdrawal of Exercise.

At any time prior to the applicable Exchange Date, an Investor who delivers an Exchange Notice to the GP will be entitled to withdraw such notice.

2.7 Effect of Exercise of the Exchange Right.

(a) If the Exchange Right has been exercised, at 8:30 a.m. (Toronto time) on the Exchange Date:

(i) the closing of the exchange contemplated by the Exchange Right will be deemed to have occurred;

(ii) an Investor who exercised the Exchange Right (A) will be deemed to have transferred to the Trust all of such Investor's right, title and interest in and to the Exchangeable LP Units (which Exchangeable LP Units will be cancelled and exchanged for Ordinary LP Units, as set out in Section 2.4(b)(iii)), (B) will cease to be an Investor of the Exchangeable LP Units, and (C) will not be entitled to exercise any of the rights in respect of the Exchangeable LP Units, other than the right to receive the Applicable Number of Units deliverable hereunder in exchange therefor;

(iii) in addition to any other Ordinary LP Units previously held by the Trust, the Trust will be considered and deemed for all purposes to be the holder of a number of Ordinary LP Units equal to the number of Exchangeable LP Units exchanged pursuant to the Exchange Right;

(iv) the Trust will be deemed to have transferred to the Investor exercising the Exchange Right all of its right, title and interest in and to the Units issued pursuant to Section 2.4(b)(i), will cease to be the holder of such Units and will not be entitled to exercise any of the rights in respect of such Units, other than the right to receive the Ordinary LP Units in exchange therefor;

(v) the Investor who exercised the Exchange Right will be considered and deemed for all purposes to be the beneficial holder of the Units issued pursuant to the Exchange Right; and

(vi) the Investor who exercised the Exchange Right will cease to have any right to be paid any amount in respect of declared and unpaid distributions on the Exchangeable LP Units (other than, for greater certainty, the Distribution Amount payable to such Investor pursuant to Section 2.4(b)(ii)).

2.8 Compliance.

Subject to compliance with the Declaration of Trust and Applicable Laws, each of the Parties will execute all documents and take all other actions necessary or desirable to effect the Exchange Right. Notwithstanding section 2.1 and 2.2, the Exchange Rights shall only be exercisable at any time if the exchange would not jeopardize the Fund's status as a "mutual fund trust" under the Tax Act.

2.9 Economic Equivalence.

(a) The Fund will not:

(i) issue or distribute Units (or securities exchangeable for or convertible into or carrying rights to acquire Units) to the holders of all or substantially all of the then outstanding Units by way of distribution (other than the issue of Units to the Unitholders as a distribution in lieu of a cash distribution pursuant to Section 5.7 of the Declaration of Trust, as that section exists on the date hereof);

(ii) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Units (or securities exchangeable for or convertible into or carrying rights to acquire Units); or

(iii) issue or distribute to the holders of all or substantially all of the then outstanding Units (i) evidences of indebtedness of the Fund or (ii) assets of the Fund except in accordance with the redemption provisions of the Units according to their terms,

unless the economic equivalent (as determined by the Trustees) of such rights, options, securities, evidences of indebtedness or other assets to be issued or distributed are simultaneously issued or distributed to the holders of Exchangeable LP Units.

(b) The Trustees will determine, acting reasonably, economic equivalence for the purposes of any event referred to in Section 2.9(a) and each such determination will be conclusive and binding on the Parties hereto. In making each such determination, the Trustees will consider, without limitation, the following factors:

(i) in the case of any distribution payable in Units, the number of such Units issued in proportion to the number of Units previously outstanding;

(ii) in the case of the issuance or distribution of any rights, options or warrants to subscribe for or purchase Units (or securities exchangeable for or convertible into or carrying rights to acquire Units), the relationship between the exercise price of each such right, option or warrant and the Current Market Price of a Unit;

(iii) in the case of the issuance or distribution of any other form of property (including any units of the Fund of any class, any rights, options or warrants other than those referred to in Section 2.9(a)(ii), any evidence of indebtedness of the Fund or any assets of the Fund), the relationship between the fair market value of such property (as determined by the Trustees) to be issued or distributed with respect to each outstanding Unit and the Current Market Price of a Unit; and

(iv) in all such cases, the general taxation consequences of the relevant event to holders of the Exchangeable LP Units to the extent that such consequences may differ (positively or negatively) from taxation consequences of Unitholders generally, except for any differing consequences arising as a result of differing marginal taxation rates and without regard to the individual circumstances of Investors.

ARTICLE 3
ESCROW OF THE VENDOR'S SECURITIES

3.1 Escrow of the Vendor's Securities.

(a) The certificates representing the Exchangeable LP Units issued to the Vendor upon the closing of the Offering (including, for greater certainty, certificates representing any replacement securities if and when such are issued or allotted) (collectively, the "**Escrowed Securities**") shall be to deposited with and held by the GP as escrow agent, and no Escrowed Securities may be transferred or exchanged by the Vendor, except to another member of the Vendor Group in compliance with the Securityholders Agreement and the Partnership Agreement, until the date that is 180 days from the date of this Agreement. For purposes of this Section 3.1 the term "**transfer**" includes the making of any sale, exchange, assignment, hypothecation, gift, security

interest, pledge or other encumbrance, or any contract therefor, any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in such securities, the creation of any other claim thereto or any other transfer or disposition whatsoever, whether voluntary or involuntary, affecting the right, title, interest or possession in or to such securities.

(b) The GP shall hold and retain the Escrowed Securities and shall not do or cause anything to be done to release the same from escrow or to allow any transfer, sale, assignment, hypothecation or alienation thereof, or any portion thereof, except as hereafter provided.

(c) Prior to the release of the Escrowed Securities from escrow, the Vendor shall be:

(i) subject to Section 3.1(a), entitled to exercise all rights as a holder of such Escrowed Securities, including, without limitation, the right to vote the Escrowed Securities;

(ii) paid all distributions, whether by way of dividend or otherwise, declared in respect of the Escrowed Securities; and

(iii) entitled to any and all benefits and/or rights pertaining to the Escrowed Securities, which shall be conveyed, transferred or dealt with in such manner as the Vendor may from time to time direct.

(d) The GP will release the certificates representing the Escrowed Securities from escrow, and will promptly deliver the same to the Vendor, on the date that is the earlier of:

(i) 180 days from the date of this Agreement; or

(ii) the date on which an Offer for the Units is made or the Fund or an affiliate of the Fund enters into an agreement in respect of an Acquisition Transaction.

ARTICLE 4
COVENANTS OF THE FUND AND THE TRUST

4.1 Validity of Units.

The Fund hereby represents, warrants and covenants that any Unit issuable as described herein will be duly authorized and validly issued as fully paid and non-assessable and shall be free and clear of all Encumbrances.

4.2 Reservation of Units.

The Fund hereby represents, warrants and covenants in favour of the Investors that the Fund has reserved for issuance and will, at all times while this Agreement is outstanding, keep available, free from pre-emptive and other rights granted by the Fund, such number of Units as are issuable under the Exchange Rights.

4.3 Reservation of Trust Units.

The Trust hereby represents, warrants and covenants in favour of the Investors and the Fund that the Trust has reserved for issuance and will, at all times while this Agreement is outstanding,

keep available, free from pre-emptive and other rights granted by the Trust, such number of Trust Units as are issuable in connection with the Exchange Rights.

4.4 Reservation of Ordinary LP Units.

The Partnership hereby represents and warrants in favour of the holders of Exchangeable LP Units and the Trust that the Partnership has reserved for issuance and will, at all times while this Agreement is outstanding, keep available, free from pre-emptive or other rights granted by the Partnership, such number of Ordinary LP Units as are issuable on exercise of the Exchange Rights.

4.5 Termination of Special Voting Units.

At the time of the exercise of any Exchange Right, hereunder, the Special Voting Units that were issued by the Fund in favour of the holders of Exchangeable LP Units in connection with the issuance of each of the Exchangeable LP Units being exchanged will be cancelled by the Fund for no consideration.

4.6 Qualification of Units.

The Fund covenants that if any Units to be issued and delivered pursuant to the Exchange Rights require registration or qualification with or approval of or the filing of any document, including any prospectus or similar document, or the taking of any proceeding with or the obtaining of any order, ruling or consent from any Governmental Entity under Applicable Laws or the fulfilment of any other Canadian or provincial legal requirement before such Units may be issued and delivered by the Fund to the initial holder thereof (other than any restrictions of general application on transfers of securities by reason of a holder being a "**control person**" for purposes of Securities Laws or restrictions arising because of any action or thing deemed undertaken by the holder of the Exchange Right), the Fund, in good faith, will expeditiously take all such reasonable actions and do all such things as are necessary or desirable to cause all Units to be delivered hereunder, to comply with any such requirements; provided, however, that the Fund shall not be required to obtain any such approvals, registrations or qualifications to waive or abridge any "seasoning period" or "restricted period" applicable to its securities pursuant to Multilateral Instrument 45-102 of the Canadian securities regulatory authorities (or equivalent provisions applicable in the Province of Québec).

4.7 Stock Exchange Listing.

The Fund covenants and agrees that it will make such filings and take such other reasonable steps as may be necessary in order:

(a) that the Units issuable hereunder will be approved for listing and posted for trading on the Toronto Stock Exchange or any stock exchange or market on which the Units then trade from the date of issuance thereof; and

(b) to preserve the listing on the Toronto Stock Exchange of all outstanding Units, provided that for greater certainty the Fund will not be prohibited from repurchasing and cancelling Units.

4.8 Take-Over Bids.

The provisions of Section 14.6 of the Declaration of Trust are hereby incorporated into this Agreement and will be binding upon the Parties.

4.9 Covenants.

Each of the Fund, the Trust, the Partnership, the GP and the Vendor will take all such actions and do all such things as shall be necessary or advisable to perform and comply with and to ensure performance and compliance by the Fund, the Trust, the Partnership, the GP and the Vendor with all provisions of this Agreement applicable to the Fund, the Trust, the Partnership, the GP and the Vendor, respectively, in accordance with the terms hereof including taking all such actions and doing all such things as shall be necessary or advisable to enforce to the fullest extent possible for the direct benefit of the holders of Exchangeable LP Units all rights and benefits in favour of the holders of Exchangeable LP Units under or pursuant hereto.

ARTICLE 5
FUND SUCCESSORS

5.1 Certain Requirements in Respect of Combinations, Etc.

(a) Subject to Section 5.1(c), the Fund will not consummate any transaction (whether by way of reconstruction, reorganization, consolidation, merger, transfer, sale, lease or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other Person or, in the case of a merger, of the continuing Person resulting therefrom unless:

(i) such other Person (the "**Fund Successor**"), by operation of law, becomes bound by the terms and provisions of this Agreement or, if not so bound, executes, prior to or contemporaneously with the consummation of such transaction, an agreement supplemental hereto and such other instruments (if any) as are reasonably necessary or advisable to evidence the assumption by the Fund Successor of liability for all amounts payable and property deliverable hereunder and the covenant of such Fund Successor to pay and deliver or cause to be delivered the same and its agreement to observe and perform all the covenants and obligations of the Fund under this Agreement; and

(ii) such transaction shall be upon such terms and conditions so as to substantially preserve and not to impair in any material respect any of the rights, duties, powers and authorities of the other parties hereunder or of the holders of Exchangeable LP Units.

(b) Whenever the conditions of Section 5.1(a) have been duly observed and performed, if required by Section 5.1(a), the Fund Successor and the other Parties hereto will execute and deliver the supplemental agreement provided for herein and thereupon the Fund Successor will possess and from time to time may exercise each and every right and power and will be subject to each and every obligation of the Fund under this Agreement in the name of the Fund or otherwise and any act or proceeding under any provision of this Agreement required to be done or performed by the Fund or any officer of the Fund may be done and performed with like force and effect by the directors or officers of such Fund Successor.

(c) Nothing herein will be construed as preventing the merger or similar transaction of any wholly-owned direct or indirect subsidiary of the Fund with or into the Fund or the winding-up, liquidation or dissolution of any wholly-owned subsidiary of the Fund provided that all of the assets of such subsidiary are transferred to the Fund or another wholly-owned direct or indirect subsidiary of the Fund.

ARTICLE 6
INFORMATION; REGISTRATION RIGHTS; ACQUISITION TRANSACTION

6.1 Copies of Fund Information.

The Fund will deliver to the Investors copies of all proxy materials, information statements, reports (including without limitation, all interim and annual financial statements) and other written communications that, in each case, are to be distributed from time to time to Unitholders at the same time as those materials are first sent to Unitholders.

6.2 Demand Registration Rights.

(a) At any time and from time to time, any holder of Registrable Securities (the "**Initiating Investor**") may require the Fund to file Prospectuses and take such other steps as may be necessary to facilitate a secondary offering in Canada of all or any portion of the Units held by the Initiating Investor (the "**Demand Registration**"), by giving written notice of such Demand Registration to the Fund. The Fund shall, subject to applicable Securities Laws, use its best efforts to file one or more Prospectuses under Securities Laws in order to permit the offer and sale or other disposition or Distribution in Canada of all or any portion of the Initiating Investor's Registrable Securities requested to be included in such Demand Registration. The Fund and the Partnership shall cooperate in a timely manner in connection with such disposition and the procedures in **Schedule "B"** shall apply.

(b) The Fund shall not be obliged to effect:

(i) a Demand Registration during the period starting 14 days prior to and ending 180 days after the date of the Fund's most recent (final) Prospectus filed under Securities Laws, except as may be otherwise agreed by the Fund and the underwriters managing such offering;

(ii) a Demand Registration in the event the Trustees determine acting reasonably that there exists at the time material non-public information relating to the Fund the disclosure of which would be seriously detrimental to the Fund, and that it is therefore in the best interests of the Fund to defer the filing of a Prospectus at such time, in which case the Fund's obligations under this Section 6.2 will be deferred for a period of not more than 60 days from the date of receipt of the request of an Initiating Investor;

(iii) more than one Demand Registration pursuant to a long form Prospectus or more than two Demand Registrations pursuant to a short form Prospectus in any 12 month period as requested by the Initiating Investor pursuant to Section 6.2(a);

(iv) an underwritten Demand Registration in respect of a number of Units that is expected to result in gross sale proceeds of less than $5.0 million.

(c) Any notice of Demand Registration by the Initiating Investor pursuant to Section 6.2(a) hereof shall:

(i) specify the number of Units which such Initiating Investor intends to offer and sell;

(ii) express the intention of such Initiating Investor to offer or cause the offering of such Units;

(iii) describe the nature or methods of the proposed offer and sale thereof and the jurisdictions in which such offer shall be made;

(iv) contain the undertaking of such Initiating Investor to provide all such information regarding its holdings and the proposed manner of distribution thereof as may be required in order to permit the Fund to comply with all Securities Laws;

(v) specify whether such offer and sale shall be made by an underwritten public offering; and

(vi) if the Units to be sold by such Initiating Investor are to be issued under this Agreement, be accompanied by an appropriate notice of exercise of the Initiating Investor's Exchange Right which notice may be contingent upon the sale of Units in the Demand Registration.

(d) In the case of an underwritten public offering initiated pursuant to this Section 6.2, the Initiating Investor shall have the right to select the managing underwriter or underwriters of such Registrable Securities, provided, however, that such selection shall also receive the prior written consent of the Fund, which consent shall not be unreasonably withheld. The Fund shall have the right to retain counsel of its choice to assist it in fulfilling its obligations under this Agreement. The Distribution Expenses in respect of a Demand Registration (whether or not completed) will be borne by the Initiating Investor, or by the Initiating Investor and the Fund (on a proportionate basis, according to the number of Units being sold) if both an Initiating Investor and the Fund are selling Units.

(e) If, following any request by the Initiating Investor in accordance with this Section 6.2, an offering or Distribution is not completed, any notice of exercise of the Initiating Investor's Exchange Right hereunder shall be deemed to be withdrawn.

(f) The Fund shall not include in any Demand Registration any securities, which are not Registrable Securities without the prior written consent of the Initiating Investor. If a Demand Registration is an underwritten offering and the managing underwriter or underwriters advise the Fund in writing that in their opinion the number of Registrable Securities and, if permitted hereunder, other securities requested to be included in such offering, exceeds the number of Registrable Securities and other securities, if any, which can be sold in an orderly manner in such offering within a price range acceptable to the Initiating Investor, then the Fund shall include in such registration before the inclusion of any securities which are not Initiating Investor's Registrable Securities the number of Initiating Investor's Registrable Securities requested to be included which in the opinion of such underwriters can be sold in an orderly manner within the price range of such offering, pro rata among the respective holders thereof on the basis of the number of Initiating Investor's Registrable Securities held by each such holder.

6.3 Piggy-Back Registration Rights on Primary Registrations.

If the Fund proposes to file a Prospectus to qualify any Units under Securities Laws or to make a Distribution or if the Fund proposes to file a Prospectus in connection with a Demand Registration, the Fund will, at that time, promptly give the holders of Registrable Securities written notice (a "**Piggy-Back Notice**") of the proposed qualification or Distribution. Upon the written request of any holder of Registrable Securities that is given within 10 Business Days after mailing of that notice by the Fund, the Fund will use reasonable commercial efforts to, in conjunction with the proposed qualification or Distribution, cause to be included in such offering all of the Units that such holders of Registrable Securities have requested be included in such offering pursuant to the Securities Laws ("**Piggy-Back Registration**") unless the managing underwriter or underwriters for the Fund determine that including

such Registrable Securities in the Distribution would materially adversely affect the Fund's Distribution or the Demand Registration. If the underwriters make such a determination, the Fund shall include in such registration (i) first, the number of securities the Fund proposes to sell, (ii) second, the number of Registrable Securities that are the subject of the Demand Registration, if applicable, pro rata among the Initiating Investors on the basis of the number of Registrable Securities held by each Initiating Investor and (iii) third, the number of Registrable Securities requested to be included in such registration by the Piggy-Back Notice, pro rata among the respective holders thereof on the basis of each such holder's total holdings of Registrable Securities. If the Units of a Person to be qualified under this Section 6.3 are to be issued under this Agreement, the Piggy-Back Notice shall be accompanied by an appropriate written notice of exercise of the Exchange Right. If the proposed qualification or Distribution is not completed, any notice of exercise of the Exchange Right hereunder shall be deemed to be withdrawn. The Fund's expenses in respect of a Piggy-Back Registration will be borne by the holders of Registrable Securities that are being sold under the Prospectus (including any Initiating Investor), or by such holders and the Fund if the Fund is also selling Units (in each case, on a proportionate basis according to the number of Units being sold).

6.4 Exchange to Facilitate an Acquisition Transaction or Tender to Take-Over Bid

(a) An Investor may, subject to the provisions of this Section 6.4 and Section 14.6 of the Declaration of Trust, conditionally exchange Exchangeable LP Units held by such Investor for Units in the event that the Fund or any of its affiliated entities enters into an agreement in respect of an Acquisition Transaction or an Offer is made for outstanding Units. A holder of Exchangeable LP Units electing to effect such a conditional exchange (an "**Electing Investor**") shall give notice thereof to the Fund and the GP, which notice shall specify the number of Exchangeable LP Units to be so exchanged, the number of Units issuable on such exchange (the "**Conditional Units**") and the date (the "**Conditional Exchange Date**") on which such exchange is to be effective (which shall be not less than three (3) Business Days and not more than ten (10) Business Days after the date such notice is delivered) and shall be accompanied by certificates representing the Exchangeable LP Units to be conditionally exchanged. On the Conditional Exchange Date, the Fund shall issue to the Trust, in trust for the Electing Investor, the Conditional Units in consideration for a promissory note of the Trust (the "**Fund Note**") having a principal amount equal to the aggregate Current Market Price of the Applicable Number of Units determined at that date (the "**Issue Price**") in respect of the Conditional Units then being delivered. The Fund Note will bear interest at a floating rate equal, for any month, to a percentage, the numerator of which is the sum of the cash distributions declared payable by the Fund in that month on the Conditional Units, and the denominator of which is the aggregate principal amount of the Fund Note. Such interest will be payable monthly in arrears on the 15th day (or the preceding Business Day) of each calendar month that the Fund Note is outstanding. The Trust shall tender the Conditional Units so issued to the Offer and otherwise deal with such Conditional Units as may be directed by the Electing Investor to permit the Electing Investor to participate in the Acquisition Transaction or to tender to the Offer. Where all or part of the Conditional Units are taken up by the Offeror in accordance with the terms of the Offer or where the Acquisition Transaction proceeds, the Trust shall remit the consideration received for the Conditional Units to the Electing Investor in exchange for a corresponding number of Exchangeable LP Units, determined in accordance with Section 2.4. The Trust will, in turn, repay the Fund Note by issuing to the Fund, for each Conditional Unit so taken up, that number of the Trust Units that would have been delivered to the Fund in satisfaction of the Issue Price. Any Conditional Units not taken up by the Offeror or transferred in connection with an Acquisition Transaction on or prior to the expiry of such Offer or the termination of the Acquisition Transaction, as the case may be, will be redeemed by the Fund in consideration for the cancellation of a portion of the Fund Note equal to the Issue Price for each Conditional Unit so redeemed and the Conditional Units so redeemed shall be cancelled.

(b) The Electing Investor agrees that it shall remit to the Trust any distributions or other amounts received on account of the Exchangeable LP Units that are the subject of the conditional exchange immediately upon receipt thereof, and the Electing Investor's performance of its obligations in respect thereof and its other obligations under this Section 6.4 shall be secured by the Exchangeable LP Units held by the Trust (which Exchangeable LP Units shall be delivered free of all Encumbrances together with such other additional documents as may be reasonably required by the Trust to secure the obligations of the Electing Investor). The Electing Investor further agrees that it shall reimburse the Fund and the Trust for any taxes (including withholding taxes), charges, interest or penalties assessed by a relevant taxation authority or court payable or required to be remitted by the Fund, the Trust or their respective successors arising as a result of the issuance of the Conditional Units or other transactions contemplated by this Section 6.4.

(c) The Parties agree to cooperate in good faith to take such other actions, in addition to the foregoing, to facilitate the exchange of Exchangeable LP Units for Units so that a holder of Exchangeable LP Units can exercise its right under this Agreement to exchange all or a portion of such holdings for Units in order to permit the Electing Investor to participate in the Acquisition Transaction or to tender to the Offer.

(d) Capitalized terms used but not defined in this Section 6.4 have the respective meanings given to them in the Declaration of Trust.

ARTICLE 7
AMENDMENTS AND SUPPLEMENTAL AGREEMENTS

7.1 Amendments, Modifications, Etc.

This Agreement may not be amended or modified, or any provision hereof waived, except by an agreement in writing executed by all the Parties.

7.2 Execution of Supplemental Agreements.

From time to time the Parties may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers agreements or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more of the following purposes:

(a) evidencing the succession of any Fund Successors and the covenants of and obligations assumed by each such Fund Successor in accordance with the provisions of Article 5;

(b) making any additions to, deletion from or alterations of the provisions of this Agreement to incorporate, reflect or comply with any legislation the provisions of which apply to any of the Parties or this Agreement and which, in the opinion of the Fund, will not be prejudicial to the interests of the Investors or to the Fund; and

(c) for any other purposes not inconsistent with the provisions of this Agreement, including to make or evidence any amendment to this Agreement as contemplated hereby, provided that, in the opinion of the Fund (which, for this purpose, may rely on the advice of counsel), the interests of the Investors or the Fund will not be prejudiced thereby.

ARTICLE 8
REPRESENTATIONS AND WARRANTIES

8.1 General Representations and Warranties.

Each party to this Agreement represents and warrants as follows and acknowledges that each other party is relying upon such representations and warranties in connection with the transactions contemplated hereby:

(a) it is validly subsisting under the laws of its jurisdiction of incorporation or formation and is duly registered to carry on business in each jurisdiction where the failure to be so registered could reasonably be expected to have a material adverse effect on its business, properties or condition (financial or otherwise) or its ability to consummate the transactions contemplated hereby;

(b) it has all requisite power and authority to conduct its business as is presently being conducted and to execute, deliver and perform its obligations under this Agreement;

(c) its execution, delivery and performance of its obligations under this Agreement have been duly authorized by all necessary corporate or other action and do not require the consent or approval of any other person;

(d) this Agreement has been duly executed and delivered by it and constitutes a legal, valid and binding obligation enforceable against it in accordance with its terms, except as such enforceability may be affected by bankruptcy, insolvency, arrangement, moratorium or other laws affecting the enforcement of creditors' rights generally and the availability of equitable remedies may be limited by equitable principles of general applicability;

(e) the execution and delivery by it of this Agreement and the performance by it of its obligations hereunder do not require any authorization under any applicable law and are not inconsistent with and do not contravene any provision of or constitute a default under:

    (i) its constating documents or by-laws, as applicable;

    (ii) any judgment, injunction, decree or order applicable to it or any of its properties;

    (iii) any applicable law or authorization applicable to it or any of its properties; or

    (iv) any indenture, mortgage, contract or other instrument to which it is a party or by which it or its property may be bound or affected;

(f) neither the execution and delivery by it of this Agreement nor the performance by it of its obligations hereunder will subject any of its property or assets to any Encumbrance;

(g) it is a resident of Canada for the purposes of the Tax Act and is not a non-Canadian for the purposes of the *Investment Canada Act*; and

(h) there is no action, suit, investigation or proceeding pending (or, to its knowledge, threatened in writing) against it before any Governmental Entity which, individually or in the aggregate, if determined adversely to its interests, could reasonably be expected to adversely affect the consummation of the transactions contemplated hereby or the performance by it of its obligations hereunder, nor is it in default with respect to any order of any Governmental Entity which default

could reasonably be expected to adversely affect the consummation of the transactions contemplated hereby to which it is a party or the performance by it of its obligations hereunder.

8.2 Survival.

The representations and warranties of the parties contained in this Agreement or any document or certificate given pursuant hereto shall survive the Closing Date and shall continue in full force and effect and any claims made in respect of any breach of a representation or warranty hereunder shall occur prior to the date which is twelve months from the date hereof. Notwithstanding the foregoing, on the date of any exchange of Exchangeable LP Units as contemplated herein, the holders of the Exchangeable LP Units which are the subject of such exchange shall be deemed to have restated each representation and warranty contained herein which relates to them in favour of each other party as being true and correct as if made on the date of such exchange or purchase and any claims made in respect of a breach of such deemed representations and warranties shall occur prior to the date which is twelve months from the date of such exchange or purchase.

ARTICLE 9
GENERAL

9.1 Term.

This Agreement will continue until there are no outstanding Exchangeable LP Units.

9.2 Severability.

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon any determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the fullest extent possible.

9.3 Enurement.

This Agreement shall be binding upon and enure to the benefit of the parties hereto and their respective successors and permitted assigns and to the benefit of the Investors and their heirs, executors personal representatives, successors and assigns. In the case of a transfer of Exchangeable LP Units effected in accordance with the provisions of the Partnership Agreement, the transferee of such Exchangeable LP Units shall be deemed to be an Investor hereunder.

9.4 Assignment.

The rights of Investors hereunder shall be automatically assigned to any transferee of Exchangeable LP Units, as if it were an original signatory hereto, if the transfer of such Exchangeable LP Units has been effected in accordance with the provisions of the Partnership Agreement. This Agreement may not otherwise be assigned by any of the Parties hereto.

9.5 Remedies

Each Party acknowledges that its failure to observe or perform its covenants and agreements herein contained will result in damages to another Party which could not be adequately compensated for by a monetary award and accordingly each Party hereto agrees that in addition to all other remedies available to a party at law or in equity in the event another Party fails to observe or perform its covenants herein, a Party will be entitled as a matter of right to apply to a court of competent jurisdiction for such relief by way of restraining order, injunction, decree of specific performance or otherwise, as may be appropriate to ensure compliance by each Party with this Agreement.

9.6 Further Assurances

Each Party shall:

(a) do and execute all such things and documents as may be necessary or advisable in connection with the implementation of the transactions contemplated by this Agreement;

(b) use reasonable efforts to take all such actions as may be necessary or desirable in order to obtain any authorizations which may be required in connection with the consummation of the transactions contemplated by this Agreement; and

(c) with reasonable promptness notify each of the other Parties hereto and their counsel of the occurrence of any fact or event that may reasonably be expected to hinder or prevent the consummation of the transactions contemplated hereby.

9.7 Notices to Parties.

(a) All notices and other communications between the parties hereunder shall be in writing and shall be deemed to have been given if delivered personally or by confirmed telecopy to the parties at the following addresses (or at such other address for such party as shall be specified in like notice):

(i) If to the Fund or the Trust to:

Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8

Attention: Trustees
Facsimile: (416) 798-9230

with a copy to:

Burnet, Duckworth & Palmer LLP
1400, 350 – 7th Avenue SW
Calgary, AB T2P 3N9

Attention: Bill Maslechko
Facsimile: (403) 260-0337

(ii) If to the Partnership or the GP to:

Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8

Attention: Chief Executive Officer
Facsimile: (416) 798-9230

(iii) If to the Vendor to:

Suite 600, 190 Attwell Drive
Etobicoke, Ontario M9W 6H8

Attention: Michael Andlauer
Facsimile: (416) 798-9230

with a copy to:

Clarke Inc.
Suite 800
6009 Quinpool Road
Halifax, Nova Scotia
B3K 5J6

Attention: Chief Executive Officer
Facsimile: (902) 442-0187

(b) Any and all notices to be given and any documents to be sent to any Investor may be given or sent to the address of such Investor shown on the register of Investors in any manner permitted by the Partnership Agreement and shall be deemed to be received (if given or sent in such manner) at the time specified in such Partnership Agreement, the provisions of which Partnership Agreement shall apply mutatis mutandis to notices or documents as aforesaid sent to such Investors.

(c) Any such communication shall be deemed to have been validly and effectively given (i) if personally delivered, on the date of such delivery if such date is a Business Day and such delivery was made prior to 4:00 p.m. (Toronto time) and otherwise on the next Business Day, or (ii) if transmitted by facsimile or similar means of recorded communication on the Business Day following the date of transmission of confirmation of receipt. Any party may change its address for service from time to time by notice given in accordance with the foregoing and any subsequent notice shall be sent to such party at its changed address.

9.8 Counterparts.

This Agreement may be executed in counterparts (including counterparts by facsimile), each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

9.9 Authorship.

The parties hereto agree that the terms and language of this Agreement are the result of negotiations between the parties hereto and, as a result, there will be no presumption that any ambiguity in this Agreement will be resolved against any party hereto.

9.10 Jurisdiction.

This Agreement shall be construed and enforced in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein.

9.11 Attornment.

Each Party to this Agreement agrees that any action or proceeding arising out of or relating to this Agreement may be instituted in the courts of Ontario, waives any objection which it may have now or hereafter to the venue of any such action or proceeding, irrevocably submits to the jurisdiction of such courts in any such action or proceeding, agrees to be bound by any judgment of such courts and agrees not to seek, and hereby waives, any review of the merits of any such judgment by the courts of any other jurisdiction.

9.12 Counsel Acting For More Than One Party

Each of the parties has been advised and acknowledges that Burnet, Duckworth & Palmer LLP is acting as counsel to and jointly representing more than one of the Parties (each a "**Client**" and, collectively, "**Clients**") and, in this role, information disclosed to Burnet, Duckworth & Palmer LLP by one Client will not be kept confidential and shall be disclosed to all Clients and each of the parties consents to Burnet, Duckworth & Palmer LLP so acting. In addition, should a conflict arise between any Clients, Burnet, Duckworth & Palmer LLP may not be able to continue to act for any of such Clients.

IN WITNESS WHEREOF the Parties have executed this Agreement.

ATS ANDLAUER INCOME FUND, by its Attorney ATS Andlauer Transportation Services GP Inc.

By: *"Michael Andlauer"*
Chief Executive Officer

By: *"Brian Mascarenhas"*
Chief Financial Officer

ATS ANDLAUER OPERATING TRUST, by its Attorney ATS Andlauer Transportation Services GP Inc.

By: *"Michael Andlauer"*
Chief Executive Officer

By: *"Brian Mascarenhas"*
Chief Financial Officer

ATS ANDLAUER TRANSPORTATION SERVICES GP INC., in its own capacity and in its capacity as general partner of, ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP

By: *"Michael Andlauer"*
Chief Executive Officer

By: *"Brian Mascarenhas"*
Chief Financial Officer

ATS ANDLAUER TRANSPORTATION SERVICES INC.

By: *"Michael Andlauer"*
Michael Andlauer

SCHEDULE "A"

EXCHANGE NOTICE

TO: ATS Andlauer Transportation Services GP Inc.
ATS Andlauer Income Fund
ATS Andlauer Operating Trust
ATS Andlauer Transportation Services Limited Partnership

This notice is given pursuant to Article 2 of the exchange agreement (the "**Exchange Agreement**") dated September 30, 2005 among ATS Andlauer Income Fund, ATS Andlauer Operating Trust, ATS Andlauer Transportation Services Limited Partnership, ATS Andlauer Transportation Services GP Inc. (the "**GP**") and certain other parties and each Person who from time to time executes the Exchange Agreement or is deemed to be a party thereto. All capitalized words and expressions used in this notice that are defined in the Exchange Agreement have the meanings ascribed to such words and expressions in the Exchange Agreement.

The undersigned hereby notifies the GP that the undersigned desires to have exchanged, in accordance with Article 2 of the Exchange Agreement, the number of Exchangeable LP Units specified below:

	Certificate No.	**No. of Securities Represented by Certificate**	**No. of Securities to be Exchanged**
Exchangeable LP Units to be Exchanged:			
Number of Units to be Issued:			

The undersigned hereby notifies the GP that
the Exchange Date shall be: ______________________________

NOTE: The Exchange Date must be a Business Day and must not be less than three (3) Business Days nor more than ten (10) Business Days after the date upon which this Exchange Notice is received by the GP. If no such Business Day is specified above, the Exchange Date shall be deemed to be the third Business Day after the date on which this Exchange Notice is received by the GP.

This notice is and shall be deemed to be a revocable offer by the undersigned to transfer the Exchangeable LP Units to the Trust in accordance with the Exchange Agreement. This Exchange Notice, and this offer to exchange the Exchangeable LP Units, may be revoked and withdrawn by the undersigned only by notice in writing given to the GP at any time before the close of business on the Business Day immediately preceding the Exchange Date.

The undersigned hereby represents and warrants to the Fund that:

1. as of the Exchange Date the undersigned will have good title to and will own all Exchangeable LP Units specified above in this Exchange Notice that are to be acquired by the Trust, free and clear of all liens, charges, adverse claims and encumbrances;

2. it is aware that the Units have not been and will not be registered under the *United States Securities Act of 1933*, as amended ("**U.S. Securities Act**") and that the Units may not be offered or sold in the United States without registration under the U.S. Securities Act and applicable state securities laws or in compliance with requirements of an exemption from such registration;

3. if the undersigned is a "**U.S. Person**" (as that term is defined in Rule 902(k) of Regulation S promulgated under the U.S. Securities Act, which definition includes, but is not limited to, an individual resident in the United States, an estate or trust of which any executor or administrator or trustee, respectively, is a U.S. Person and any partnership or corporation organized or incorporated under the laws of the United States), any of: (i) the undersigned is at the date the notice is delivered an "**accredited investor**" (as that term is defined under Rule 501(a) of Regulation D promulgated under the U.S. Securities Act), (ii) the undersigned is at the date the notice is delivered a sophisticated investor, knowledgeable about the business and affairs of the Fund, the Trust and the Partnership and intends to hold the Units for investment purposes or to sell the Units pursuant to Rule 144A promulgated under the U.S. Securities Act, or (iii) the sale of the Units to such undersigned is otherwise exempt from registration under the U.S. Securities Act and all applicable United States state securities laws;

4. the undersigned will not (i) offer or sell the Units in violation of any applicable federal or state securities laws of the United States; or (ii) resell the Units delivered on exercise of the Exchange Right except in accordance with the Securities Laws and the applicable rules of the Toronto Stock Exchange; and

5. the undersigned directs the Trust to deliver to the Fund account particulars and other details necessary to record through CDS or a CDS Participant the Investor's interest in the Units deliverable on exercise of the Exchange Right, such account particulars or details to be specified by the undersigned in the Exchange Notice.

6. the undersigned (select one):

   ☐ is or ☐ is not

   a resident in Canada for purposes of the *Income Tax Act* (Canada). The undersigned acknowledges that in the absence of an indication that the undersigned is a resident in Canada, withholding on account of Canadian tax may be made from amounts payable to the undersigned on the purchase of the Exchangeable LP Unit.

Date: ______________________________

Name of Person in Whose Name Securities are to be Registered, Issued or Delivered (please print): ______________________________

Street Address or P.O. Box: ______________________________

City, Province and Postal Code: ______________________________

Signature of Unitholder: ______________________________

Signature Guaranteed by: ______________________________

NOTE:

This Exchange Notice must be completed and this Exchange Notice together with the certificates for the Exchangeable LP Units for which this Exchange Notice is delivered must be deposited with the GP. The Units resulting from the exchange of the Exchangeable LP Units will be issued and registered in the name of the undersigned as it appears on the register of the Partnership and the securities resulting from such purchase will be delivered to the undersigned as indicated above.

If this Exchange Notice is for less than all of the Exchangeable LP Units represented by the certificates accompanying this Exchange Notice, certificates representing the remaining Exchangeable LP Units represented by such certificates will be issued and registered in the name of the undersigned above as it appears on the register of the Partnership, unless the foregoing is duly completed in respect of such Exchangeable LP Units.

For so long as Units are held in the Book-Entry Only System administered by the Canadian Depository for Securities Limited, the following additional information shall be provided:

Name of CDS Participant through which Units will be held: ______________________________

FINS Number of CDS Participant: ______________________________

Name and telephone number of registered representative at CDS Participant: ______________________________

SCHEDULE "B"

REGISTRATION PROCEDURES

1. **Registration Procedures**

(a) Whenever the Fund is under an obligation pursuant to the provisions of this Agreement to effect the qualification for the offer and sale or other disposition or Distribution of Registrable Securities of any holder (collectively, the "**Selling Persons**"), the Fund shall, as expeditiously as is practicable, do the following:

(i) prepare and file with the appropriate regulatory authorities a Prospectus and any other documents necessary, including amendments and supplements in respect of those documents, to permit the sale or other disposition and, in so doing, act as expeditiously as is practicable and in good faith to settle all deficiencies and obtain those receipts and clearances and provide those undertakings and commitments as may be reasonably required by any securities regulatory authority, all as may be necessary to permit the offer and sale or Distribution in compliance with all applicable Securities Laws;

(ii) furnish to such Selling Persons such number of copies of the Prospectus (including any preliminary prospectus), any documents incorporated by reference in such Prospectus and such other documents as such Selling Persons may reasonably request in order to facilitate the offer and sale or Distribution of the Units;

(iii) if an underwritten public offering is contemplated, execute and perform the obligations under an underwriting agreement in a form reasonably satisfactory to it containing customary representations, warranties and indemnities for the benefit of such Selling Persons and the underwriter(s);

(iv) subject to applicable laws, keep the Prospectus effective until such Selling Persons have completed the sale or Distribution described in the Prospectus but no longer than 60 days, provided that such Selling Persons use reasonable commercial efforts to complete the sale or disposition as soon as reasonably practicable;

(v) use its reasonable commercial efforts to furnish to the underwriter or underwriters involved in the distribution all documents as they may reasonably request;

(vi) notify such Selling Persons promptly when a Prospectus is required to be delivered under the Securities Laws in respect of the Units, of the happening of any event as a result of which any of the aforesaid Prospectus includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing or if it is necessary to amend or supplement such Prospectus to comply with law, and to promptly prepare and file with the appropriate securities regulatory authorities a supplement to or amendment of such document as may be necessary to correct such untrue statement or eliminate such omission and so that such document, as amended or supplemented, will comply with law, and furnish to such Selling Persons as many copies of such supplement or amendment as such Selling Persons request;

(vii) make available for inspection during its regularly scheduled business hours by such Selling Persons and/or their advisors or any underwriter and/or its advisors participating

in any Distribution pursuant to such Prospectus (collectively, the "**Inspectors**"), all financial and other records, pertinent corporate documents, material contracts and properties of the Fund and of the Partnership, as shall be reasonably necessary to enable them to exercise their due diligence responsibility, and cause the Fund's and the Partnership's officers, directors and employees to supply all information reasonably requested by any Inspector in connection with such Prospectus and participate in marketing efforts such as road shows, institutional investor meetings and similar events;

(viii) make every reasonable effort to list such Units on each securities exchange or quotation system on which Units are then listed or quoted, if such Units are not already so listed or quoted;

(ix) make every reasonable effort to prevent the issuance of any stop order suspending the use of any Prospectus and, if any such order is issued, to obtain the withdrawal of any such order at the earliest possible moment;

(x) in connection with the preparation and filing of each Prospectus, the Fund will give such Selling Persons and their counsel, accountants and other agents the opportunity to participate in the preparation of the Prospectus, and each amendment thereof or supplement thereto, and will give each of them such access to its books and records and such opportunities to discuss the business of the Fund and of the Partnership with their respective officers and the independent public accountants who have issued a report on its financial statements as shall be necessary, in the opinion of such holders and such underwriters or their respective counsel, to conduct a reasonable investigation; and

(xi) take such other actions and execute and deliver such other documents as may be necessary to give full effect to the rights of such Selling Persons under this Agreement.

2. Rights and Obligations of the Selling Persons

A Selling Person will furnish to the Fund such information and execute such documents regarding the Units and the intended method of disposition thereof as the Fund may reasonably request in order to effect the requested qualification for sale or other disposition. If an underwritten public offering is contemplated, such Selling Persons shall execute an underwriting agreement containing customary representations, warranties and indemnities for the benefit of the underwriters, the Fund and the Partnership with respect to written information furnished by it expressly for use in the Prospectus; provided that the obligation to indemnify shall be individual, not joint and several, for each holder and shall be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such Distribution. Such Selling Persons shall have the right to withdraw from a proposed underwritten public offering at any time prior to the signing of the underwriting agreement, without incurring any obligation to the Fund or any proposed underwriter except to pay the expenses of the proposed underwritten public offering in the event that the offering does not proceed. Such Selling Persons shall notify the Fund immediately upon the occurrence of any event as a result of which any of the aforesaid Prospectuses includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made.

3. **Distribution Expenses**

All Distribution Expenses in connection with all Prospectuses filed under Section 6.2 or 6.3 of the Agreement will be borne by the holders of Registrable Securities that are being sold under the Prospectus (including any Initiating Investor), or by such holders and the Fund if the Fund is also selling Units (in each case, on a proportionate basis according to the number of Units being sold); provided, however, that any of the expenses for any Prospectus requested pursuant to the Agreement and subsequently withdrawn by the Initiating Investor will be borne by the Fund if at the time of withdrawal, the Initiating Investor has learned of a material adverse change in the condition, business or capital of the Fund from that known by the Initiating Investor at the time of the request and has withdrawn the request with reasonable promptness following discovery by the Initiating Investor of that material adverse change.

4. **Selling Expenses**

All Selling Expenses in connection with each Prospectus under Section 6.2 and 6.3 of the Agreement will be borne by such Selling Persons and any other participating sellers (including the Fund, if applicable) in proportion to the number of Units sold by each relative to the total number of Units sold pursuant to the Prospectus.

SCHEDULE "C"

INVESTORS

Name of Investor	Type of Security Held	Number
ATS Andlauer Transportation Services Inc.	Exchangeable LP Units	2,316,442

ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

- and -

ATS ANDLAUER INCOME FUND

- and -

ATS ANDLAUER OPERATING TRUST

ADMINISTRATION AGREEMENT
September 30, 2005

BURNET, DUCKWORTH & PALMER LLP

TABLE OF CONTENTS

ADMINISTRATION AGREEMENT

This Agreement is made as of the 30th day of September, 2005.

BETWEEN:

ATS ANDLAUER TRANSPORTATION SERVICES GP INC., a corporation incorporated pursuant to the *Canada Business Corporations Act* (the "**Administrator**")

\- and -

ATS ANDLAUER INCOME FUND, an unincorporated open-ended trust established pursuant to the laws of the Province of Ontario (the "**Fund**")

\- and -

ATS ANDLAUER OPERATING TRUST, an unincorporated open-ended trust established pursuant to the laws of the Province of Ontario ("**ATSOT**")

RECITALS:

A. The Fund has issued trust units to the public and applied the proceeds of such issuance to acquire units of ATSOT;

B. The Fund and ATSOT wish to retain the Administrator to provide certain management, administrative and support services to the Fund and ATSOT;

C. The Administrator is willing to render such management, administrative and support services on the terms and conditions set forth herein;

NOW THEREFORE in consideration of the premises and the mutual covenants and agreements herein contained, the sufficiency of which is hereby acknowledged by each of the parties to this Agreement, the parties agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement:

(a) "**Administrator Event of Termination**" means any of the events described in Section 9.3;

(b) "**affiliate**" means an "affiliate" within the meaning of section 1.2 of Ontario Securities Commission Rule 45-501 — Exempt Distributions promulgated under the *Securities Act* (Ontario) as in effect on the date hereof;

(c) "**Applicable Laws**" means any applicable law including any statute, regulation, by-law, treaty, guideline, directive, rule, standard, requirement, policy, order, judgement, injunction, award, decree or resolution of any Governmental Authority, whether or not having the force of law, binding on the parties;

(d) "**associate**" has the meaning ascribed thereto in the *Securities Act* (Ontario) as in effect on the date hereof;

(e) "**ATSOT Declaration of Trust**" means the declaration of trust dated as of August 31, 2005 pursuant to which ATSOT was established, as amended, supplemented or restated from time to time;

(f) "**ATSOT Trustees**" means the trustees of ATSOT;

(g) "**ATSOT Units**" means trust units issued by ATSOT;

(h) "**Declaration of Trust**" means the declaration of trust dated August 22, 2005, pursuant to which the Fund was established, as amended, supplemented or restated from time to time;

(i) "**Expenses**" means all reasonable direct and indirect costs and expenses incurred by the Administrator in connection with carrying out its duties and obligations hereunder, including, without limitation, costs and expenses paid to third parties and salary, wages, and other forms of compensation paid to employees engaged in rendering the services to be provided hereunder;

(j) "**Force Majeure**" means an event, condition or circumstance (and the effect thereof) which is not within the reasonable control of the party claiming Force Majeure and which, by the exercise of due diligence the party claiming Force Majeure is unable to prevent or overcome, including acts of God, fire, explosion, civil disturbance, war, riot, insurrection, military or guerrilla action, terrorist activity, economic sanction, blockade or embargo, sabotage, flooding, earthquake, drought and action or restraint by the order of any Governmental Authority (so long as the party claiming Force Majeure has not applied for or assisted in the application for, and has opposed where and to the extent commercially reasonable, such action or restraint by such Governmental Authority); provided, however, that a party's own lack of funds shall not constitute "Force Majeure" in respect of such party;

(k) "**Fund Event of Termination**" means any of the events described in Section 9.1;

(l) "**Governmental Authority**" means any court or governmental ministry, department, commission, central bank, board, tribunal bureau, agency or instrumentality of Canada, or of any province, state, territory, country, municipality, region or other political jurisdiction whether domestic or foreign and whether now or in the future constituted or existing having or purporting to have jurisdiction over the business conducted by any party;

(m) "**Insolvent**" means in relation to any person, being insolvent, bankrupt, making a proposal under the *Bankruptcy and Insolvency Act* (Canada) or having a trustee or receiver or manager appointed in respect of its assets;

(n) "**person**" means a natural person, partnership, limited partnership, limited liability partnership, corporation, joint stock company, trust, unincorporated association, limited liability company, joint venture, government or Governmental Authority, and pronouns have a similarly extended meaning;

(o) "**Quarter**" means the period from the date hereof to December 31, 2005 and any period of three consecutive calendar months thereafter which commences on the first day of January, April, July or October;

(p) "**Special Voting Units**" means special voting trust units issued by the Fund;

(q) "**Term**" has the meaning ascribed thereto in Section 8.1;

(r) "**Transfer Agent**" means the transfer agent for the Trust Units as appointed from time to time pursuant to the Declaration of Trust;

(s) "**Trust Units**" means trust units issued by the Fund designated as "trust units";

(t) "**Trustees**" means trustees of the Fund; and

(u) "**Unitholders**" means holders of Trust Units and Special Voting Units.

Capitalized terms used in this Agreement, unless otherwise defined herein, have the same meanings ascribed thereto in the Declaration of Trust.

1.2 Headings

The section headings in this Agreement have been inserted for convenience of reference only and shall not be construed to affect the meaning, construction or effect of this Agreement.

1.3 Interpretation

Words importing the singular number only shall include the plural and vice versa. Words importing gender shall include all genders. Where the word "including" or "includes" is used in this Agreement it means "including without limitation" or "includes without limitation", respectively. Any reference to any document shall include a reference to any schedule, amendment or supplement thereto or any agreement in replacement thereof, all as permitted under such document.

1.4 Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference will be deemed to be to the generally accepted accounting principles from time to time approved by the Canadian Institute of Chartered Accountants, or any successor institute, applicable as at the date on which such calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation will, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with generally accepted accounting principles applied on a consistent basis.

1.5 Currency

All dollar amounts referred to in this Agreement are in lawful money of Canada.

1.6 General Limitation of Liability and Indemnification

The parties hereto acknowledge that the Trustees and the ATSOT Trustees are entering into this Agreement solely in their capacity as trustees, on behalf of the Fund and ATSOT, respectively, and the obligations of the Fund and ATSOT, respectively, hereunder shall not be personally binding upon the Trustees or the ATSOT Trustees or any of the Unitholders or holders of ATSOT Units and that any recourse against the Fund, ATSOT or any of their respective trustees or unitholders in any manner in respect of any indebtedness, obligation or liability of the Fund or ATSOT arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the assets and property of the Fund or ATSOT, as the case may be.

ARTICLE 2
SERVICES

2.1 Administrative and Support Services for the Fund

Subject to and in accordance with the terms, conditions and limitations of the Declaration of Trust, the Fund hereby delegates to the Administrator, and the Administrator hereby agrees to provide and be responsible for, management, administrative and support services necessary for the operation of the Fund, including the following:

(a) undertake any matters required by the terms of the Declaration of Trust to be performed by the Trustees, which are not otherwise delegated therein or herein and generally provide all other services as may be necessary or as requested by the Trustees for the management and administration of the Fund;

(b) assist the Trustees in making all determinations necessary for the discharge of the Trustees' obligations under the Declaration of Trust;

(c) retain and monitor, on behalf of the Trustees, a transfer agent and other persons serving the Fund;

(d) authorize and pay on behalf of the Fund operating expenses incurred on behalf of the Fund and negotiate contracts with third party providers of services (including, but not limited to, transfer agents, legal counsel, auditors and printers);

(e) provide office space, telephone, office equipment, facilities, supplies and executive, secretarial, bookkeeping, general accounting and clerical services;

(f) deal with banks and other institutional lenders, including in respect of maintenance of bank records and the negotiation and securing of bank financing or refinancing or one or more credit or debt facilities, hedging or swap facilities or other ancillary facilities in respect of the Fund or any entity in which the Fund holds any direct or indirect interest;

(g) provide or cause to be provided to the Trustees any services reasonably necessary for the Trustees to be able to consider any future acquisitions of assets and property by the Fund or divestitures of assets and property of the Fund;

(h) administer all of the records and documents relative to the assets and property of the Fund;

(i) prepare and provide to the Trustees for their review and approval all annual audited and interim unaudited financial statements of the Fund, income tax returns and filings in sufficient time prior to the dates upon which they must be delivered to Unitholders and/or filed so that the Trustees have a reasonable opportunity to review and approve them, execute them and return them to the Administrator, and arrange for their delivery to Unitholders and/or filing within the time required by applicable law;

(j) assist the Trustees in computing distributions to Unitholders including calculating Cash Flow (as defined in the Declaration of Trust) and facilitate payment of distributions properly declared payable by the Fund;

(k) provide advice and assistance to the Trustees with respect to the performance of the obligations of the Fund and the enforcement of the rights of the Fund under all agreements entered into by the Fund;

(l) ensure compliance by the Fund with all applicable securities laws, including continuous disclosure obligations;

(m) ensure compliance by the Fund with stock exchange rules;

(n) provide all communications and related services to the Fund, including government relations services, drafting, approval and distribution of all press releases related to distributions to Unitholders, earnings and other disclosable events, in compliance with the Fund's policies on disclosure and all applicable securities laws related to disclosure of material information;

(o) prepare on behalf of the Fund any circular or other disclosure document required under applicable securities legislation with respect to an offer to acquire securities of another person or in response to an offer to purchase Trust Units;

(p) provide investor relations services to the Fund;

(q) at the request and under the direction of the Trustees, call and hold all annual and/or special meetings of Unitholders pursuant to the Declaration of Trust and prepare for approval by the Trustees and arrange for the distribution of all materials (including notices of meetings, information circulars and instrument of proxy) in respect thereof;

(r) prepare and provide or cause to be provided to Unitholders on a timely basis all information to which Unitholders are entitled under the Declaration of Trust and under Applicable Laws, including quarterly and annual reports, notices, financial statements and tax information relating to the Fund;

(s) obtain and pay for the costs of liability insurance for the protection of the Fund and its affiliates, and their respective trustees, directors and officer against such risks, to such limits and with such deductibles and such other terms as are approved by the Trustees from time to time;

(t) attend to all administrative and other matters arising in connection with any redemptions of Trust Units or ATSOT Units or any exchange of Exchangeable Securities for Trust Units;

(u) ensure that the Fund elects in the prescribed manner and within the prescribed time under subsection 132(6.1) of the *Income Tax Act* (Canada) to be a "mutual fund trust" within the meaning of that Act since inception, assuming the requirements for such election are met, ensure

that the Fund elects under the analogous provisions of any applicable provincial tax legislation, monitor the Fund's status as a mutual fund trust and provide the Trustees with written notice when the Fund ceases or is at risk of ceasing to be such a mutual fund trust;

(v) ensure compliance with the Fund's limitations on non-resident ownership, as more particularly set out in Section 2.6;

(w) provide advice to the Trustees with respect to the timing and terms of future offerings of Trust Units, if any;

(x) assist the Trustees in connection with any offerings of Trust Units, including preparing any prospectus or comparable documents of the Fund to qualify the distribution of securities of the Fund from time to time; and

(y) promptly notify the Fund of any event that might reasonably be expected to have a material adverse effect on the affairs of the Fund.

Upon request, the Administrator will provide quarterly reports to the Trustees outlining the nature and details of the foregoing services that have been provided.

2.2 Administrative and Support Services for ATSOT

Subject to and in accordance with the terms, conditions and limitations of the ATSOT Declaration of Trust, ATSOT hereby delegates to the Administrator, and the Administrator hereby agrees to provide and be responsible for, management, administrative and support services necessary for the operation of ATSOT, including matters of the nature referred to in subsections 2.1(a) through (k), (q) through (t), (v) and (y), *mutatis mutandis*. Upon request, the Administrator will provide quarterly reports to the ATSOT Trustees outlining the nature and details of the foregoing services that have been provided.

2.3 Termination or Suspension of Service

Either the Fund or ATSOT may, by the delivery of 30 days' notice in writing to the Administrator and upon payment to the Administrator of all amounts required to be paid to it at any time terminate this Agreement or at any time and from time to time terminate or suspend the provision of any particular service to be provided under this Agreement by the Administrator.

2.4 Covenants of the Administrator

The Administrator covenants and agrees that in the performance of its services under this Agreement it shall:

(a) perform all services at all times in compliance with Applicable Laws;

(b) comply with all instructions of the Trustees and ATSOT Trustees, as applicable, in relation to the performance of its services hereunder; and

(c) observe and perform or cause to be observed and performed on behalf of each of the Fund and ATSOT in every material respect the provisions of (i) the agreements from time to time entered into in connection with the activities of the Fund or ATSOT, as the case may be, and (ii) all Applicable Laws.

2.5 Administrator's Acknowledgement

The Administrator acknowledges that it has received a copy of each of the Declaration of Trust and the ATSOT Declaration of Trust and is familiar with and understands the duties of the respective parties thereto, including those duties of the Trustees and ATSOT Trustees that are being delegated to the Administrator under this Agreement.

2.6 Non-Resident Unitholders

The Administrator shall use reasonable efforts to monitor the residence status of Unitholders. If, at any time, the Administrator is of the opinion that the Trustees should require declarations as to the residence status of Unitholders under Section 14.1 of the Declaration of Trust, it shall so advise the Trustees and provide the form of the declaration therefor to the Trustees. If, in the reasonable opinion of the Administrator, the beneficial owners of 49 percent or more of the Trust Units on either a non-diluted or a diluted basis are or may be non-residents of Canada within the meaning of the *Income Tax Act* (Canada) or such a situation is reasonably possible, it shall so advise the Trustees and provide the Trustees with an announcement thereof in a form suitable for use by the Trustees pursuant to Section 14.1 of the Declaration of Trust. If the Administrator reasonably believes that 49 percent or more of the Trust Units on either a non-diluted or a diluted basis are held by non-residents of Canada, it shall prepare and furnish to the Trustees notices to the non-resident Unitholders, requiring them to sell their units or a specified portion thereof within a specified period of time of not less than 60 days, in accordance with the Declaration of Trust. The Trustees shall provide the Administrator with such information regarding the residence status of Unitholders and the order of acquisition or registration thereof as the Administrator may reasonably request, from time to time, that the Trustees may have in their possession in order to assist the Administrator in fulfilling its obligations under this Section 2.6.

2.7 Authority of Administrator

Subject to Section 2.9 and the terms of the Declaration of Trust and/or ATSOT Declaration of Trust, as applicable, the Administrator shall have full right, power and authority, and each of the Fund and ATSOT hereby nominates, constitutes and appoints the Administrator, with full power of substitution, as its agent and true and lawful attorney to act on its behalf with full power and authority in its name, place and stead, to: execute and deliver all contracts, leases, licences, agreements, instruments and other documents, make applications and filings with Governmental Authorities, and take such other actions as the Administrator considers appropriate in connection with:

(a) the services to be provided to the Fund hereunder in the name of and on behalf of the Fund, and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of the Fund, provided that the Administrator shall not have the authority to commit to any transaction that would require the approval of the Unitholders in accordance with the Declaration of Trust, and provided further that in providing services hereunder the Administrator shall exercise all voting rights attached to the ATSOT Units in accordance with the terms of the Declaration of Trust; and

(b) the services to be provided to ATSOT hereunder in the name of and on behalf of ATSOT, and no person shall be required to determine the authority of the Administrator to give any undertaking or enter into any commitment on behalf of ATSOT, provided that the Administrator shall not have the authority to commit to any transaction which would require the approval of the holders of ATSOT Units in accordance with the ATSOT Declaration of Trust, and provided further that in providing services hereunder the Administrator shall exercise all voting rights attached to its

interests in ATS Andlauer Transportation Services Limited Partnership in accordance with the ATSOT Declaration of Trust.

2.8 Distributions to Unitholders

In connection with determining the amounts payable from time to time to Unitholders and arranging for distribution to them, the Administrator will determine from time to time, the amounts available for distribution to Unitholders and will provide a written statement thereof to the Trustees on or before to the date on which any such distribution must be declared pursuant to Article 5 of the Declaration of Trust and will cause such amount to be paid to the Transfer Agent on behalf of the Fund following the approval of the payment of such distribution by the Trustees in such manner as they may determine; provided however that the Administrator will not be obligated to make any such payment unless the Administrator has monies of the Fund available to make such distribution.

2.9 Powers and Authorities of the Administrator

The Administrator shall have, subject to the provisions of this Agreement and the Declaration of Trust or the ATSOT Declaration of Trust, as the case may be, all requisite powers and authorities, during the Term, to provide the management, administrative and support services contemplated herein to the Fund and to ATSOT.

2.10 Restrictions on the Administrator's Powers and Authorities

In the exercise of its powers and authority and in the performance of its obligations, covenants and responsibilities hereunder, the Administrator shall not, without first obtaining the written approval of the Trustees and the ATSOT Trustees, charge or receive fees from any of the parties to this Agreement other than the expense reimbursement pursuant to Section 3.1 hereunder.

2.11 Execution of Documents

(a) The Administrator may execute any document (including, without limitation, any prospectus or other disclosure document) required to be executed pursuant to the terms hereof on behalf of the Fund in the following forms or such variations thereof as the Administrator shall from time to time determine:

ATS ANDLAUER INCOME FUND
By its [administrator/attorney/agent], ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

Per: ______________________________
Authorized Signatory

or

ATS ANDLAUER TRANSPORTATION SERVICES GP INC.
as [attorney/agent for and on behalf of] [as administrator of]
ATS ANDLAUER INCOME FUND

Per: ______________________________
Authorized Signatory

and, in the case of a prospectus or similar disclosure document, provide for such signatures as may be required by Applicable Laws.

(b) The Administrator may execute any document (including, without limitation, any prospectus) required to be executed pursuant to the terms hereof on behalf of ATSOT in the following forms or such variations thereof as the Administrator shall from time to time determine:

ATS ANDLAUER OPERATING TRUST
By its [administrator/attorney/agent]
ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

Per: ____________________________
Authorized Signatory

or

ATS ANDLAUER TRANSPORTATION SERVICES GP INC.
as [attorney/agent for and on behalf of] [as administrator of]
ATS ANDLAUER OPERATING TRUST

Per: ____________________________
Authorized Signatory

and, in the case of a prospectus or similar disclosure document, provide for such signatures as may be required by Applicable Laws.

All reasonable efforts shall be made to ensure that every agreement entered into on behalf of the Fund and/or ATSOT by the Administrator shall (except as the Administrator may otherwise expressly agree in writing with respect to personal liability of the Administrator) include a provision substantially to the following effect:

> The parties hereto acknowledge that [the Administrator] is entering into this Agreement solely in its capacity as agent on behalf of [the Fund/ATSOT] and the obligations of [the Fund/ATSOT] hereunder shall not be personally binding upon any of [the applicable trustees], [the Administrator] or any of the unitholders of [the Fund/ATSOT] and that any recourse against [the Fund/ATSOT], [the applicable trustees], [the Administrator] or any Unitholder in any manner in respect of any indebtedness, obligation or liability of [the Fund/ATSOT] arising hereunder or arising in connection herewith or from the matters to which this Agreement relates, if any, including without limitation claims based on negligence or otherwise tortious behaviour, shall be limited to, and satisfied only out of, the [Trust Assets] as defined in the declaration of trust of [the Fund/ATSOT], as amended.

This provision shall be enforced by the Administrator for the benefit of the holders of Trust Units and Special Voting Units and/or the holders of ATSOT Units, as the case may be. The omission of such a provision from any such written agreement shall not operate to impose personal liability on the Trustees, the ATSOT Trustees, the Administrator, any holder of Trust Units or Special Voting Units or any holder of an ATSOT Unit.

2.12 Representatives

The Administrator may, from time to time, designate personnel to coordinate the delivery of the services to be provided by the Administrator under this Agreement.

2.13 Third Party Service Providers

Subject to Section 6.1, the Administrator may retain third parties to provide services customarily provided by third party service providers, including (without limiting the generality of the foregoing) accounting services, financial services, external legal counsel, and the provision of tax information to Unitholders.

2.14 Ratification of Prior Acts

Each of the Fund and ATSOT acknowledges, authorizes, ratifies and confirms all acts undertaken and completed by the Administrator on its behalf prior to the date hereof.

ARTICLE 3
EXPENSES

3.1 Expense Reimbursement

The Administrator shall act as the Fund's or ATSOT's agent, as applicable, when incurring the Expenses and shall be reimbursed for all such Expenses, such reimbursement to be made within 15 days of the Fund or ATSOT, as the case may be, receiving an invoice therefor from the Administrator. Such invoice shall set out the details of the Expenses and the sales or excise taxes (including GST) incurred by the Administrator in relation thereto.

3.2 No Fee

The Administrator shall not be entitled to the payment of a fee for the services provided by the Administrator under this Agreement.

3.3 Payment of GST

Unless otherwise provided in this Agreement, all amounts payable to the Administrator pursuant to this Agreement shall be exclusive of any goods and services tax and all comparable taxes required to be paid thereon pursuant to the *Excise Tax Act* (Canada) or otherwise (collectively, the "**GST**") and the Administrator shall be paid, in addition to such amounts, all amounts of GST collectible by the Administrator with respect thereto and such amounts shall be included by the Administrator in the invoice described in Section 3.1.

3.4 Failure to Pay When Due

Any amount payable to the Administrator hereunder and which is not remitted to the Administrator when so due shall remain due (whether on demand or otherwise) and interest will accrue on such overdue amounts (both before and after judgment), at a rate per annum equal to the prime rate charged by the Fund's principal banker plus one percent per annum from the date payment is due until the date payment is made.

3.5 Investment Fees and Trustee Remuneration

In consideration for the investment by the Fund and ATSOT, directly and indirectly, in the securities of the Administrator and its affiliates including ATS Andlauer LP, the Administrator shall (i) pay the remuneration and expenses of the Trustees and the ATSOT Trustees and any other expenses reasonably required in the management and administration of the Trust and ATSOT, respectively, to the extent not included in the payments made pursuant to Section 3.1 above, and (ii) pay to the Fund and ATSOT, respectively, on a monthly basis an investment fee equal to the amount of the payment made by the Fund and ATSOT, respectively, pursuant to Section 3.1 above.

ARTICLE 4
FINANCIAL STATEMENTS AND RECORDS

4.1 Books and Records

The Administrator shall keep, at the Administrator's head office in the Province of Ontario, proper books, records and accounts in which full, true and correct entries in conformity with generally accepted accounting principles and all requirements of Applicable Laws will be made of all dealings and transactions in relation to the activities of the Fund and ATSOT and the performance of the Administrator's services under this Agreement.

4.2 Examination of Records

The Administrator shall make available to the Trustees and to the ATSOT Trustees and their respective authorized representatives at any time during normal business hours on a Business Day all records, documents or information related to the activities of the Fund and ATSOT, wherever maintained. The Administrator shall permit the Trustees and the ATSOT Trustees and their respective authorized representatives at any time during normal business hours on a Business Day to examine the books, records, and accounts, including computer stored data, correspondence, accounting procedures and practices and cost analysis, together with other supporting financial data including invoices, payments or claims and receipts pertaining to the activities of the Fund and ATSOT maintained by the Administrator. Any examination at the Administrator's head office shall be conducted in a manner that will not unduly interfere with the conduct of the Administrator's business in the ordinary course. The Administrator shall furnish to the Trustees and the ATSOT Trustees or their respective authorized representatives such financial and operating data and other documents and information with respect to the activities of the Fund and ATSOT, respectively, as they shall from time to time reasonably request.

4.3 Compliance

The Administrator shall deliver to the Trustees within 90 days after the end of a fiscal year and within 45 days after the end of each Quarter a certificate signed on behalf of the Administrator by the chief executive officer and the chief financial officer of the Administrator stating that a review of the activities of the Administrator and the Fund during the preceding fiscal year or Quarter, as applicable, has been made under the supervision of such officers and that, based on that review and their best knowledge, the Administrator has fulfilled all of its obligations, and complied with all of the terms of, this Agreement in all material respects and that no default hereunder (or event which, with notice or lapse of time or both, could become a default hereunder) occurred during such fiscal year. The Administrator shall contemporaneously deliver an analogous certificate to the ATSOT Trustees in respect of the activities of ATSOT during each such period.

ARTICLE 5
OBLIGATIONS AND COVENANTS OF THE FUND AND ATSOT

5.1 Obligations and Covenants of the Fund and ATSOT

The Fund and ATSOT shall each:

(a) grant access or cause access to be granted to the Administrator to the documents and information necessary in order for the Administrator to perform its obligations, covenants and responsibilities pursuant to the terms hereof; and

(b) provide, or cause to be provided, all documents and information as may be reasonably requested by the Administrator, and promptly notify the Administrator of any material facts or information of which it is aware, in relation to and which may affect the performance of the obligations, covenants or responsibilities of the Administrator pursuant to this Agreement, including any known material facts or material changes in the business, operations or capital of the Fund or ATSOT, as the case may be, or any known, pending or threatened suits, actions, claims, proceedings or orders by or against the Fund, ATSOT or any of their respective affiliates before any court or administrative tribunal.

ARTICLE 6
ACTIVITIES OF ADMINISTRATOR

6.1 Standard of Care and Delegation

(a) In exercising its powers, discharging its duties and performing its obligations under this Agreement, the Administrator shall exercise the powers and discharge the duties conferred hereunder honestly, in good faith and in the best interests of the Fund and ATSOT and, in connection therewith, shall exercise that degree of care, diligence and skill that a reasonably prudent administrator having responsibilities of a similar nature would exercise in comparable circumstances.

(b) Subject to the prior approval of the Trustees or the ATSOT Trustees (as applicable) of the delegation of any material obligations, which approval will not be unreasonably withheld, the Administrator may delegate specific aspects of its obligations hereunder to any other corporation or entity, provided that such delegation shall not relieve the Administrator of any of its obligations under this Agreement.

(c) Notwithstanding subsection 6.1(b), the Administrator shall not in any manner, directly or indirectly, be liable or held to account for the activities or inactivity of any person to which any such obligations may have been delegated, provided that in making such specific delegation, the Administrator acted in accordance with this Section 6.1. Where possible, the Administrator will structure any delegation in a manner that will permit the Trustees on behalf of the Fund or the ATSOT Trustees on behalf of ATSOT, as the case may be, to bring an action directly against the delegatee.

6.2 Reliance

In carrying out its duties hereunder, the Administrator and its delegates shall be entitled to rely on:

(a) statements of fact of other persons who are considered by the Administrator, acting reasonably, to be knowledgeable of such facts; and

(b) statements, the opinion or advice of or information from any solicitor, auditor, valuer, engineer, surveyor, appraiser or other expert selected by the Administrator, provided that the Administrator exercised reasonable care and diligence in selecting such person to provide such statements, opinion, advice or information, and may employ such experts as may be necessary to the proper discharge of its duties.

The Administrator may rely, and shall be protected in acting, upon any instrument or other documents believed by it to be genuine and in force.

6.3 No Liability

The Administrator shall not be liable, answerable or accountable to the Fund, the Trustees or any Unitholder, or to ATSOT, the ATSOT Trustees or any holder of ATSOT Units, for any loss or damage resulting from, incidental to or relating to the provision of services hereunder by the Administrator, including any exercise or refusal to exercise a discretion or its refusal to exercise a discretion, any mistake or error of judgment or any act or omission believed by the Administrator to be within the scope of authority conferred on it by this Agreement, unless such loss or damage resulted (a) from the fraud, wilful default or gross negligence of the Administrator in performing its obligations hereunder or (b) from the failure of the Administrator to act in accordance with the standard of care set out in Section 6.1(a) hereof.

6.4 No Liability for Advice

The Administrator shall not be liable, answerable or accountable for any loss or damage resulting from the advice given to the Fund or to ATSOT by the Administrator or the exercise by the Administrator of a discretion or its refusal to exercise a discretion, provided that the Administrator has acted in accordance with Section 6.4(a).

6.5 Other Activities of the Administrator

(a) Each of the Trustees and the ATSOT Trustees acknowledge that the Administrator or affiliates or associates of the Administrator are engaged in or may become engaged in a variety of other businesses. Each of the Trustees and the ATSOT Trustees acknowledges and consents to any and all such activities and agree that nothing herein will prevent the Administrator or any if its affiliates or associates or any of their respective officers, directors or employees from having other business interests, even though such business interests may be similar to or competitive with those of the Fund or ATSOT or their respective subsidiaries, and the Administrator and its affiliates and associates will not be obligated to offer any business opportunities to the Fund or ATSOT. The Administrator and its affiliates and associates and their respective directors, officers and employees will have the right independently to engage in and receive the full benefits from business activities, whether or not similar to or competitive with the business of the Fund or ATSOT, without consulting either of them.

(b) To the extent there is a conflict of interest between the Administrator acting in that capacity and either the Fund or ATSOT in respect of any matter, the Administrator will give prompt written notice to the Trustees or the ATSOT Trustees, as the case may be, prior to taking any action in respect of such matter setting forth the reason for such conflict. The Trustees or the ATSOT

Trustees, as the case may be, will take all actions and make all decisions relating to the matters giving rise to the conflict of interest.

(c) The Administrator will not be considered to be a fiduciary of the Fund or of ATSOT by reason of performing the administrative and advisory services provided for hereunder and will only have the obligations provided for expressly in this Agreement in respect thereof, and no other obligations, duties or standard of care will be implied.

6.6 Confidentiality

The Administrator shall not, without the prior written consent of the Trustees or the ATSOT Trustees, as the case may be, disclose to any third party any information about the Fund or the Trust, acquired or developed pursuant to the performance of services under this Agreement, except that consent will not be required to the following disclosure:

(a) information disclosed as required by law or the regulations, rules or policies of any stock exchange on which any Units or the ATSOT Units, as the case may be, are listed or as may be required by the regulations or policies of any securities commission or other securities regulatory agency, governmental agency or other authority of competent jurisdiction and the requirements of any court; or

(b) information disclosed as necessary for the purposes of any debt or equity financing undertaken by the Fund or ATSOT; or

(c) information disclosed that the Administrator, acting reasonably, deems to be necessary to be disclosed on a confidential basis for the proper performance of its duties and obligations under this Agreement, including disclosure of information to consultants and other third parties engaged by or assisting the Administrator in accordance with the terms of this Agreement in order to carry out the purposes of this Agreement.

The provisions of this Section 6.6 will survive the termination of this Agreement.

6.7 Additional Information

The Trustees and the ATSOT Trustees acknowledge that conducting the activities contemplated herein may have the incidental effect of providing additional information with respect to or augmenting the value of properties or assets in which the Administrator or its affiliates or associates have an interest and the Trustees and the ATSOT Trustees agree that neither the Administrator nor its affiliates or associates shall be liable to account to the Trustees, the Fund or any Unitholder, or to the ATSOT Trustees, ATSOT or any holder of ATSOT Units, with respect to such activities or results, provided, however, that the Administrator shall not, in making any use of any such information, do so in any manner that the Administrator knew, or ought reasonably to have known, would cause or result in a breach of any confidentiality provision of agreements to which the Trustees or the Fund or the ATSOT Trustees or ATSOT is a party or is bound.

ARTICLE 7
INDEMNIFICATION

7.1 Indemnification of the Administrator

The Administrator and any person who is serving or shall have served as a director, officer or employee of the Administrator shall be indemnified and saved harmless by the Fund and by ATSOT (in each case in relation to services provided in respect of or for the benefit of such party) from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to this Agreement or the provision of services hereunder, unless (a) such indemnified party is found liable for or guilty of fraud, wilful default or gross negligence or (b) in the case of the Administrator, it failed to act in accordance with the standard of care set out in Section 6.1 hereof. The foregoing right of indemnification shall not be exclusive of any other rights to which the Administrator or any person referred to in this Section 7.1 may be entitled as a matter of law or equity or which may be lawfully granted to such person. The Administrator will hold the benefit of this indemnity in trust and as agent for the other beneficiaries of this indemnity.

7.2 Indemnification of the Fund and ATSOT

The Fund, ATSOT, the Trustees, the ATSOT Trustees and any person who is serving or shall have served as an officer or employee of the Fund and/or ATSOT shall be indemnified and saved harmless by the Administrator from and against all losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) of whatsoever kind or nature incurred by, borne by or asserted against any of such indemnified parties in any way arising from or related in any manner to the fraud, wilful default or gross negligence of the Administrator in the performance of its obligations hereunder, unless such losses, claims, damages, liabilities, obligations, costs and expenses (including judgments, fines, penalties, amounts paid in settlement and counsel and accountants' fees) arise (a) from the fraud, wilful default or gross negligence of such indemnified party or (b) the failure of the indemnified party to act honestly and in good faith. The foregoing right of indemnification shall not be exclusive of any other rights to which the Fund, ATSOT, the Trustees, the ATSOT Trustees or any person referred to in this Section 7.2 may be entitled as a matter of law or equity or which may be lawfully granted to such person. The Fund will hold the benefit of this indemnity in trust and as agent for the other beneficiaries of this indemnity.

ARTICLE 8
TERM

8.1 Term

This Agreement shall become effective as of the date hereof and shall continue in full force and effect until the tenth anniversary hereof (the "**Term**") and may otherwise only be terminated in the circumstances described in Article 9 and Section 2.3. The Fund and ATSOT shall have the option of extending the Term of this Agreement for two additional three-year periods by providing the Administrator with 30 days' written notice of such extension prior to the expiration of the Term; provided that the Fund and ATSOT must jointly elect to so extend this Agreement for the extension to be effective.

8.2 Survival

Any obligation of the parties pursuant to the terms hereof which accrued prior to the termination of the Agreement and was intended to continue after the termination of the Agreement shall survive the termination of the Agreement.

ARTICLE 9
TERMINATION

9.1 Events of Termination by the Administrator

The Fund and ATSOT shall be in default under this Agreement upon the occurrence of any of the following events, each of which shall be deemed to be an event of termination with respect to the Fund and ATSOT for the purposes of this Agreement (a "**Fund Event of Termination**"):

(a) the Fund and/or ATSOT breaches or fails to observe or perform any of its material obligations under this Agreement and, within thirty days after notice from the Administrator to such party specifying the nature of such breach or failure, such party fails to cure such breach or failure or to provide satisfactory evidence that such breach or failure will be cured or remedied within a reasonable period of time or after providing such satisfactory evidence thereafter fails to pursue diligently such cure or remedy; and

(b) the Fund and/or ATSOT (i) becomes Insolvent; (ii) is subject to any proceeding, voluntary or involuntary, with a view to postponing or rescheduling its debts generally or of distributing its assets among its creditors under the provisions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies Creditors' Arrangement Act* (Canada), or any other applicable laws for the benefit of creditors; (iii) is liquidated; (iv) is wound up either voluntarily or under an order of a court of competent jurisdiction; (v) makes a general assignment for the benefit of its creditors; or (vi) otherwise takes any action that acknowledges its Insolvency.

9.2 Remedies of the Administrator

Upon the occurrence of a Fund Event of Termination that has not been remedied, the Administrator may, without recourse to legal process and without limiting any other rights or remedies which it may have at law or otherwise, immediately terminate this Agreement by delivery of a written notice of termination to the Fund and to ATSOT.

9.3 Events of Termination by the Fund and ATSOT

The Administrator shall be in default under this Agreement upon the occurrence of any of the following events, each of which shall be deemed to be an event of termination with respect to the Administrator (an "**Administrator Event of Termination**") for the purposes of this Agreement:

(a) the Administrator breaches or fails to observe or perform any of the Administrator's material obligations, covenants or responsibilities under this Agreement and, within thirty days after notice from the Fund and/or ATSOT specifying the nature of such breach or failure, the Administrator fails to cure such breach or failure or to provide satisfactory evidence that such breach will be cured or remedied within a reasonable period of time or after providing such satisfactory evidence thereafter fails to diligently pursue such cure or remedy; and

(b) the Administrator (i) becomes Insolvent; (ii) is subject to any proceeding, voluntary or involuntary, with a view to postponing or rescheduling its debts generally or of distributing its assets among its creditors under the provisions of the *Bankruptcy and Insolvency Act* (Canada), the *Companies Creditors' Arrangement Act* (Canada), or any other applicable laws for the benefit of creditors; (iii) is liquidated; (iv) is wound up either voluntarily or under an order of a court of competent jurisdiction; (v) makes a general assignment for the benefit of its creditors; or (vi) otherwise takes any action that acknowledges its Insolvency.

9.4 Remedies of the Fund and ATSOT

Without limitation of their rights pursuant to Section 2.3, upon the occurrence of an Administrator Event of Termination that has not been remedied, the Fund and/or ATSOT may, without recourse to legal process and without limiting any other rights or remedies it may have at law or otherwise, immediately terminate this Agreement by delivery of a written notice of termination to the Administrator.

9.5 Post Termination Arrangements

In the event of a termination of this Agreement, including a termination pursuant to Section 2.3,

(a) the Administrator shall deliver to each of the Fund and ATSOT, respectively, all books, records, accounts, documents, systems and manuals which it has developed and maintained relating to such parties pursuant to this Agreement including, without limiting the generality of the foregoing, all Agreements with third party service providers as contemplated by Section 2.12, and all books, records and accounts maintained pursuant to Section 4.1; and

(b) the parties shall take all steps as may be reasonably required to complete any final accounting between them and to provide, if applicable, for the completion of any other matter contemplated by this Agreement.

(c) forthwith pay to the Fund and ATSOT, or to the order thereof, all monies collected and held for the Fund and ATSOT, respectively, pursuant to this Agreement;

(d) forthwith, subject to any applicable legal and contractual restrictions, deliver to and, where applicable, transfer into the custody of, the Trustees and the ATSOT Trustees all property and documents of the Fund and ATSOT, respectively, then in the custody of the Administrator.

9.6 Payment

In the event of termination of this Agreement, including pursuant to Section 2.3, each of the Fund and ATSOT will (i) pay to the Administrator, on or before the effective time of termination, all costs and expenses incurred or required to be incurred by the Administrator to terminate contracts entered into by the Administrator with the approval of the Fund or ATSOT, as the case may be, for the performance by the Administrator of its duties under this Agreement (less any amount owing by the Administrator to the Fund or ATSOT, as the case may be) or (ii) at the election of the Fund or ATSOT, as the case may be, and to the extent permitted by the terms of such contracts, assume the obligations of the Administrator under such contracts or any of them.

ARTICLE 10
FORCE MAJEURE

10.1 Consequences of Force Majeure

During the occurrence of an event of Force Majeure, the obligations of the party affected by such event of Force Majeure, to the extent that such obligations cannot be performed as a result of such event of Force Majeure, shall be suspended, and such party shall not be considered to be in breach or default hereunder, for the period of such occurrence. The suspension of performance shall be of no greater scope and of no longer duration than is required by the event of Force Majeure. No obligation of either party that arose prior to the event of Force Majeure causing the suspension of performance shall be excused as a result of the event of Force Majeure.

10.2 Notice

The non-performing party under Section 10.1 (i) shall give the other party prompt written notice of the particulars of the event of Force Majeure and its expected duration, and (ii) shall use its best efforts to remedy its inability to perform.

ARTICLE 11
MISCELLANEOUS

11.1 No Partnership, Joint Venture, Agency or Trust

The parties are not and shall not be deemed to be partners or joint venturers with one another and nothing herein shall be construed so as to impose any liability as such on any of them. The parties agree that the Administrator shall perform its obligations under this Agreement as an independent contractor and shall not be, and shall not be deemed to be, a trustee for any person, whether or not a party, in connection with the discharge by the Administrator of such obligations.

11.2 Amendments

This Agreement shall not be amended or varied in its terms by oral Agreement or by representations or otherwise except by instrument in writing executed by the duly authorized representatives of the parties hereto or their respective successors or assigns.

11.3 Assignment

This Agreement may be assigned by any party hereto only with the prior written consent of the other party, which consent may not be unreasonably withheld.

11.4 Severability

The provisions of this Agreement are severable. In the event of the unenforceability or invalidity of any one or more of the terms, covenants, conditions or provisions of this Agreement under applicable law, such unenforceability or invalidity shall not render any of the other terms, covenants, conditions or provisions hereof unenforceable or invalid; and the parties agree that this Agreement shall be construed as if such an unenforceable or invalid term, covenant or condition was never contained herein.

11.5 Notices

All notices required or permitted under this Agreement shall be in writing and may be given by delivering or faxing same during normal business hours to the address set forth below. Any such notice or other communication shall, if delivered, be deemed to have been given or made and received on the date delivered, and if faxed (with confirmation received), shall be deemed to have been given or made and received on the day on which it was so faxed. The parties hereto may give from time to time written notice of change of address in the manner aforesaid.

(a) To the Administrator:

Suite 600, 190 Attwell Drive,
Etobicoke, Ontario
M9W 6H8

Attention: Chief Executive Officer
Fax No.: (416) 798-9230

(b) To ATSOT:

Suite 600, 190 Attwell Drive,
Etobicoke, Ontario
M9W 6H8

Attention: Trustees
Fax No.: (416) 798-9230

(c) To the Fund:

Suite 600, 190 Attwell Drive,
Etobicoke, Ontario
M9W 6H8

Attention: Trustees
Fax No.: (416) 798-9230

11.6 Governing Law

The provisions of this Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

11.7 Further Assurances

Each party hereto agrees to execute any and all documents and to perform such other acts as may be necessary or expedient to further the purposes of this Agreement and the transactions contemplated hereby.

11.8 Time of Essence

Time shall be of the essence in respect of this Agreement.

11.9 Entire Agreement

This Agreement constitutes the entire Agreement between the parties hereto, and supersedes all prior Agreements, in respect of the subject matter hereof.

11.10 Enurement

This Agreement shall enure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns.

11.11 Counsel Acting For More Than One Party

Each of the parties has been advised and acknowledges that Burnet, Duckworth & Palmer LLP is acting as counsel to and jointly representing each of the parties to this Agreement (each a "**Client**" and, collectively, "**Clients**") and, in this role, information disclosed to Burnet, Duckworth & Palmer LLP by one Client will not be kept confidential and shall be disclosed to all Clients and each of the parties consents to Burnet, Duckworth & Palmer LLP so acting. In addition, should a conflict arise between any Clients, Burnet, Duckworth & Palmer LLP may not be able to continue to act for any of such Clients.

11.12 Counterparts

This Agreement may be executed in counterparts (including counterparts by facsimile), each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed this Agreement by their proper officers duly authorized in that behalf as of the day and year first above written.

ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

By: *"Brian Mascarenhas"*
Authorized Signature

By: *"Michael Andlauer"*
Authorized Signature

ATS ANDLAUER INCOME FUND, by its trustees

By: *"Michael Andlauer"*
Michael Andlauer

ATS ANDLAUER OPERATING TRUST, by its trustees

By: *"Michael Andlauer"*
Michael Andlauer




SEC MAIL PROCESSING
RECEIVED
MAR 17 2006
WASH. D.C.
203
SECTION

John D. Mulholland
Senior Account Manager
Transportation & Industrial Products Group

RBC Royal Bank
Commercial Markets
6880 Financial Drive 2nd Floor Mezzanine
Mississauga, ON L5N 7Y5
Tel: 905.286.7240
Fax: 905.286.7262
Email: john.mulholland@rbc.com

September 26, 2005

Private and Confidential

ATS Andlauer Transportation Services Limited Partnership
190 Attwell Drive
Suite 600
Etobicoke, Ontario
M9W 6H8

Attention: Mr. Michael Andlauer

Dear Sirs/Mesdames:

We are pleased to offer the credit facilities described below (the **"Credit Facilities"**), subject to the following terms and conditions.

DEFINITIONS AND SCHEDULES

The attached schedules are incorporated into this agreement by reference. Schedule "A" contains definitions of capitalized terms used and not otherwise defined in this agreement. Unless otherwise provided, all dollar amounts are in Canadian currency and accounting terms are to be interpreted in accordance with GAAP.

BORROWER

ATS Andlauer Transportation Services Limited Partnership (the **"Borrower"**)

LENDER

Royal Bank of Canada (the **"Bank"**)

CREDIT FACILITIES

Facility (1): $15,000,000 revolving term facility, by way of:

(a) RBP based loans (**"RBP Loans"**);

(b) RBUSBR based loans in US currency (**"RBUSBR Loans"**);

(c) Bankers' Acceptances (**"BAs"**);

(d) Letters of Credit in Canadian currency, US currency or other approved currency (**"LCs"**);

(e) Letters of Guarantee in Canadian currency, US currency or other approved currency (**"LGs"**);

Facility (2): $4,000,000 revolving term facility by way of:

(a) Term loans (**"Term Loans"**) to be made available by way of:
   (i) RBP Loans;
   (ii) BAs;

(b) Leases.

Each use of the Credit Facilities is a **"Borrowing"** and all such usages outstanding at any time are **"Borrowings"**. Schedule "B" contains notice provisions applicable to Borrowings that must be complied with. Schedule "C" contains terms and conditions applicable to Borrowings made by way of BAs, LCs or LGs which must be complied with.

SWAP CONTRACTS

At the Borrower's request the Bank may enter into SWAP Contracts with the Borrower from time to time. The Bank makes no commitment to enter into any SWAP Contract and may at any time in its sole discretion decline to enter into any SWAP Contract. SWAP Contracts will be governed by the terms and conditions set forth in the SWAP Contracts Schedule attached hereto.

TERMS OF OTHER FACILITIES

The Credit Facilities are in addition to corporate VISA to a maximum amount of $200,000, which is governed by this agreement and separate agreements between the Borrower and the Bank. In the event of conflict between this agreement and any separate agreement delivered in connection with corporate VISA, the terms of such separate agreement shall govern.

PURPOSE

Facility (1)

Finance general operating requirements, assist with financing the acquisition of the assets of

ATS Andlauer Transportation Services Inc. (**"ATS Vendor"**) and normalize distributions to limited partners.

Facility (2)
Finance acquisition of fixed assets and refinance existing obligations of ATS Vendor to the Bank.

AVAILABILITY

Facility (1)
The Borrower may borrow, convert, repay and reborrow up to the amount of this revolving facility at any time during the term, provided:

(a) the aggregate Borrowings outstanding under this facility (including, without limitation, all LCs and LGs) must not exceed at any time the aggregate of 75% of Good Accounts Receivable, less Potential Prior-Ranking Claims (the **"Borrowing Limit"**), as certified by the Borrower monthly in advance;

(b) the aggregate Borrowings outstanding under this facility by way of LCs or LGs must not exceed at any time the sum of $300,000;

(c) the aggregate Borrowings outstanding under this facility must not exceed $12,000,000 for a minimum period of two (2) weeks during each year of the term of this facility.

Facility (2)
The Borrower may borrow, repay and reborrow up to the amount of this revolving facility at any time during the term, provided:

(a) the term of any Term Loan or Lease drawn under this facility must not extend beyond the Maturity Date and the amortization period of any Term Loan or Lease and residual value at the end of the term of such Term Loan or Lease must not exceed the applicable amortization period and residual value set out in the following table as determined on the basis of the class of assets financed by such Term Loan or Lease:

Class of Assets	Maximum Amortization Period	Maximum Residual Value
Tractors	60 months	20%
Trailers	84 months	15%
Heaters	84 months	15%
computer equipment	36 months	0%
forklift and reach trucks	60 months	20%
warehouse racking	60 months	0%
material handling equipment	60 months	15%

(b) if the Borrower elects to utilize this facility by way of Leases, the determination by the Bank as to whether it will enter into any Lease will be entirely at its sole discretion and, in the event that the Bank shall determine to enter into any particular Lease, such Lease will be governed by this agreement and separate agreements between the Borrower and the Bank. In the event of a conflict between this agreement and any such separate agreement, the terms of the separate agreement will govern. The Bank and the Borrower acknowledge and agree that the Borrower will be assuming the obligations of ATS Vendor to the Bank under certain existing Leases between the Bank, as lessor, and ATS Vendor, as lessee, pursuant to an assumption agreement to be entered into between the Bank, the Borrower and ATS Vendor, and that such Leases so assumed shall be and be deemed to be Leases under this agreement and Borrowings under Facility (2) hereof;

(c) the term of any Term Loan will be agreed upon at the time of Borrowing and confirmed in writing between the Bank and the Borrower; and

(d) the aggregate Borrowings outstanding under this facility by way of Term Loans or Leases at any time must not exceed the amount of this facility.

REPAYMENT

Facility (1)
Borrowings under this facility are expected to revolve with operating requirements.

All Borrowings under this facility shall be repayable in full and any unutilized portion of this facility shall be cancelled on the Maturity Date.

Facility (2)
Borrowings under this facility are repayable in accordance with the terms of the applicable Term Loan or Lease.

In any event, all Borrowings under this facility shall be repayable in full and any unutilized portion of this facility shall be cancelled on the Maturity Date.

MANDATORY PREPAYMENT
The Borrower agrees to permanently prepay and reduce the Credit Facilities with: (a) 100% of the net cash proceeds of asset sales and other asset dispositions by the Borrower (other than Permitted Dispositions), (b) 100% of the net proceeds of property or equipment insurance proceeds in the event such proceeds are not used or allocated within 180 days of receipt on terms reasonably acceptable to the Bank to repair or replace assets, (c) 100% of the net cash proceeds of the issuance or incurrence of debt by the Borrower, other than debt incurred pursuant to this agreement and debt incurred to finance Permitted Acquisitions, and (d) 50% of the net cash proceeds from any issuance of equity securities in any public offering or private placement by

the Borrower or any of the Guarantors (other than the initial public offering dated September 22, 2005) or from any capital contribution, to the extent such proceeds are not invested in the Borrower's business within 180 days of receipt thereof.

PREPAYMENT

Prepayments may be made without notice or penalty, provided that BAs and Leases cannot be repaid prior to their maturity dates.

ASSUMED LGs



The Borrower acknowledges that there are issued and outstanding at the time of this agreement LGs issued on behalf of ATS Vendor comprised of no. in the amount of $25,000, no. in the amount of $80,000 and no. in the amount of $35,000, all in favour of , and no. in the amount of $6,000 in favour of (the "Assumed LGs"). With effect as of the date of the initial Borrowing under this agreement, the undersigned hereby assumes and covenants to pay and perform all obligations of ATS Vendor to the Bank under and in connection with the Assumed LGs and agrees that the Assumed LGs shall be and be deemed to be Borrowings under Facility (1) of this agreement.

INTEREST RATES AND FEES

The margin applicable to RBP Loans and RBUSBR Loans, the acceptance fee applicable to BAs and the standby fees applicable to Facility (1) and Facility (2), expressed as a percentage rate per annum, (the **"Applicable Margin"**) shall be determined by reference to the table set forth below based upon the ratio of Adjusted Funded Debt to EBITDAR of the Borrower in effect at the time of determination. The ratio of Adjusted Funded Debt to EBITDAR shall be calculated quarterly as at each fiscal quarter end, with EBITDAR calculated on a rolling 4 quarters basis, for the fiscal quarter then ended and the immediately preceding 3 fiscal quarters, provided that, for the fiscal quarters ending December 31, 2005, March 31, 2006 and June 30, 2006, this ratio shall be calculated in the manner provided for in paragraph (a) of the Financial Covenants section of this agreement. Changes to the Applicable Margin shall be effective on the first day of the second fiscal quarter following the fiscal quarter end of the Borrower for which the calculation of the ratio resulting in the change is made. In respect of BAs the adjustment to the Applicable Margin will only apply to BAs issued or renewed after the effective date of the change. Until the first day of the second fiscal quarter following the December 31, 2005 fiscal quarter end, the Applicable Margin shall be as set out in column II below.

	Ratio of Adjusted Funded Debt to EBITDAR		
	I	**II**	**III**
	≤ 3.0:1	**> 3.0:1 and ≤ 3.5:1**	**> 3.5:1**
RBP Loans and RBUSBR Loans			

BAs	[redacted]	[redacted]	[redacted]
Standby Fees	[redacted]	[redacted]	[redacted]

Leases: Rate will be quoted and fixed at the time of Borrowing.

LCs and LGs: Rate will be quoted and fixed at the time of Borrowing, subject to a minimum fee for LGs of $100 or, in the case of LGs in US currency, $100 in US currency.

Arrangement Fee
An arrangement fee of $[redacted] is payable by the Borrower upon acceptance of this agreement. This fee is non-refundable and is deemed to have been earned by the Bank to compensate for time, effort and expense incurred by the Bank in approving these facilities.

Standby Fees
The Borrower shall pay a standby fee on each of Facility (1) and Facility (2) quarterly in arrears on the last day of each fiscal quarter of the Borrower at a rate per annum equal to the Applicable Margin. Each standby fee will be calculated quarterly and will accrue daily on the unutilized and uncancelled portion of the amount of Facility (1) or Facility (2), as the case may be, from and including the date of this agreement.

Revolvement Fee
An administration fee of $150 per month, for revolving RBP Loans and RBUSBR Loans under Facility (1) is payable monthly in arrears on such date as the Bank may determine.

CALCULATION AND PAYMENT OF INTEREST AND FEES

RBP Loans and RBUSBR Loans
The Borrower shall pay interest on each RBP Loan and RBUSBR Loan, monthly in arrears, on the 26th day of each month or such other day as may be agreed upon by the Bank and the Borrower at a rate per annum equal to RBP or RBUSBR, as applicable, plus the Applicable Margin. Such interest will be calculated monthly and will accrue daily on the basis of the actual number of days elapsed and a year of 365 days. Interest on RBUSBR Loans shall be paid in US currency.

LC Fees
The Borrower shall pay an LC fee on the date of any payment made by the Bank pursuant to a drawing under any LC calculated on the amount drawn, based upon the number of days the LC was outstanding and a year of 365 days. If the total amount available under any LC has not been drawn prior to the expiry of such LC, the Borrower shall pay an LC fee calculated on the undrawn portion of such LC on the expiry date thereof, based upon the number of days the LC was outstanding and a year of 365 days.

LG Fees
The Borrower shall pay an LG fee on the date of issuance of any LG calculated on the face amount of the LG issued and based on the number of days in the term thereof and a year of 365 days.

BAs
The Borrower shall pay an acceptance fee in advance on the date of issue of each BA at a rate per annum equal to the Applicable Margin. Acceptance fees shall be calculated on the face amount of the BA issued and based upon the number of days in the term thereof and a year of 365 days. The acceptance fee is in addition to the discount applicable to each BA, calculated on the face amount of the BA at the rate of discount applicable to the BA quoted by the Bank at the time of purchase, and based upon the number of days in the term of the BA and a year of 365 days.

Limit on Interest
The Borrower shall not be obligated to pay any interest, fees or costs under or in connection with this agreement in excess of what is permitted by law.

Overdue Payments
Any amount that is not paid when due hereunder shall, unless interest is otherwise payable in respect thereof in accordance with the terms of this agreement or the instrument or contract governing same, bear interest until paid at the rate of RBP plus 3% per annum or, in the case of an amount in US currency, RBUSBR plus 3% per annum.

Equivalent Yearly Rates
The annual rates of interest or fees to which the rates calculated in accordance with this agreement are equivalent, are the rates so calculated multiplied by the actual number of days in the calendar year in which such calculation is made and divided by 365.

Time and Place of Payment
Amounts payable by the Borrower hereunder shall be paid at the Branch of Account in the applicable currency. Amounts due on a day other than a Business Day shall be deemed to be due on the Business Day next following such day. Interest and fees payable under this agreement are payable both before and after any or all of default, maturity date, demand and judgement.

EXCHANGE RATE FLUCTUATIONS
If, for any reason, the amount of Borrowings outstanding under any facility, when converted to the Equivalent Amount in Canadian currency, exceeds the amount available under such facility, the Borrower shall immediately repay such excess or shall secure such excess to the satisfaction of the Bank.

INCREASED COSTS
The Borrower shall reimburse the Bank for any additional cost or reduction in income arising as a result of (i) the imposition of, or increase in, taxes on payments due to the Bank hereunder (other than taxes on the overall net income of the Bank), (ii) the imposition of, or increase in, any reserve or other similar requirement, or (iii) the imposition of, or change in, any other condition affecting the Credit Facilities imposed by any applicable law or the interpretation thereof.

EVIDENCE OF INDEBTEDNESS
The Bank shall open and maintain at the Branch of Account accounts and records evidencing the Borrowings made available to the Borrower by the Bank under this agreement. The Bank shall record the principal amount of each Borrowing, the payment of principal and interest and all other amounts becoming due to the Bank under this agreement.

The Bank's accounts and records constitute, in the absence of manifest error, conclusive evidence of the indebtedness of the Borrower to the Bank pursuant to this agreement.

The Borrower authorizes and directs the Bank to automatically debit, by mechanical, electronic or manual means, any bank account of the Borrower for all amounts payable by the Borrower to the Bank pursuant to this agreement.

GENERAL ACCOUNT
The Borrower shall establish a current account with the Bank in each of Canadian currency and US currency (each a "**General Account**") for the conduct of the Borrower's day to day banking business. If the balance in a General Account:

(a) is a credit, the Bank may apply, at any time in its discretion, the amount of such credit or part thereof, rounded to the nearest $10,000, in Canadian currency or US currency, as applicable, as a repayment of Borrowings outstanding by way of RBP Loans or RBUSBR Loans, as the case may be, under Facility (1), or

(b) is a debit, the Bank may, subject to availability, make available a Borrowing by way of an RBP Loan or RBUSBR Loan, as applicable, under Facility (1) in an amount, rounded to the nearest $10,000, in Canadian currency or US currency, as the case may be, as is required to place the General Account at not less than a zero balance.

CONDITIONS PRECEDENT - INITIAL BORROWING
The availability of the initial Borrowing under the Credit Facilities is subject to and conditional upon:

(a) receipt of a copy of this agreement duly executed by the Borrower and the Guarantors;

(b) receipt of the security provided for herein, in form and substance satisfactory to the Bank, registered in all jurisdictions where the applicable party has material

assets as required to perfect and maintain the security created thereby and such certificates, authorizations, resolutions and legal opinions of counsel to the Borrower and the Guarantors as the Bank may reasonably require;

(c) the Borrower shall have paid, cancelled or assumed or made arrangements to pay, cancel or assume concurrently with the initial advance under the Credit Facilities, on terms and conditions satisfactory to the Bank and its counsel, all outstanding indebtedness under any other credit facilities affecting the business and assets acquired by the Borrower, including, without limitation, those of ATS Vendor, and all existing security affecting the business and assets acquired by the Borrower shall have been, or concurrently with the first advance will be, released and discharged, except for Permitted Encumbrances;

(d) all material licenses, consents and approvals required by the Borrower or the Guarantors for the acquisition, ownership, maintenance and operation of their respective assets and businesses shall be in place and none of the Borrower or the Guarantors shall be in violation of any material rights of others with respect to any of the foregoing;

(e) receipt and approval by the Bank and its counsel of the final prospectus for the public offering of trust units of the Fund;

(f) completion of the initial public offering dated September 22, 2005 with the proceeds thereof in an amount of not less than $75,000,000 to be applied to purchase (through the Operating Trust) 80.1% of the limited partnership units of the Borrower and then to pay ATS Vendor for the acquired assets;

(g) review and approval of all Material Contracts including, without limitation, the limited partnership agreement of the Borrower, the declaration of trust of each of the Fund and the Operating Trust, the non-competition agreement between the Borrower and Michael Andlauer, the securityholder agreement between the Operating Trust, the GP and ATS Vendor governing, *inter alia,* the governance of the GP, the exchange agreement between the Fund, the Operating Trust, the Borrower and ATS Vendor, the administration agreement between the Fund, the Operating Trust and the GP and the underwriting agreement between the Fund, the Borrower, ATS Vendor and the underwriters of the offering;

(h) review and approval of all notes or other debt instruments, if any, security agreements or related agreements issued or assumed by the Borrower, the Fund, the Operating Trust or the GP in connection with the completion of the public offering, the application of the funds received therefrom and the completion of the acquisition of the business and assets of ATS Vendor;

(i) review and approval of the proposed dividend and/or distribution policy of the Borrower and the Guarantors;

(j) review and approval of the final organizational and ownership structure of the Borrower and Guarantors, including full details of ownership of all issued and outstanding securities and all debt obligations to affiliates or other related parties;

(k) receipt of a Compliance Certificate and Borrowing Limit Certificate dated as of the date of the initial Borrowing;

(l) receipt and approval of the transactional documents effecting the sale and transfer to the Borrower of all or substantially all the assets of ATS Vendor including, without limitation, all equipment presently leased from the Bank to ATS Vendor and evidence, satisfactory to the Bank, that all equipment charged in favour of the Bank in support of existing facilities of ATS Vendor will be charged to the Bank in support of the Borrowings hereunder, subject only to Permitted Encumbrances;

(m) receipt of opinion and/or legal advice satisfactory to the Bank confirming that the 19.9% interest in the Borrower retained on the completion of the agreement of purchase and sale will not adversely affect the Bank's security or its rights and remedies thereunder, including its ability to enforce and realize on its security upon the occurrence of an Event of Default;

(n) there shall be no claim, action, prosecution, suit, investigation or other proceeding of any kind commenced or, to the knowledge of any of the Borrower or Guarantors, pending or threatened against any of them or any of their respective assets or properties before any court, administrative agency or governmental authority which relates to any material non-compliance with any Environmental Law or any Release from any of their lands of a Contaminant into the natural environment or which, if adversely determined, could reasonably be expected to (i) have a material adverse effect upon the public offering or the transactions being effected in connection therewith or any of their businesses, operations, financial condition, liabilities (contingent or otherwise) or prospects, (ii) adversely affect their ability to perform their obligations under this agreement or any of the Bank's security, or (iii) adversely affect the collateral charged by the Bank's security or the rights and remedies of the Bank under this agreement or the Bank's security;

(o) receipt of evidence satisfactory to the Bank and its counsel that agreements relating to a minimum payment of $4,000,000 per annum to Clarke Inc. and its option to purchase an additional 70% interest of ATS Vendor, which it does not presently owned, are released and discharged;

(p) receipt of evidence satisfactory to the Bank that the insurance required by paragraph (d) of the General Covenants section of this agreement is in place and in full force and effect, together with appropriate evidence showing loss payable to the Bank;

(q) receipt of such other financial and other information and documents as the Bank may reasonably require.

CONDITIONS PRECEDENT – ALL BORROWINGS

The availability of any Borrowing under the Credit Facilities, in addition to the conditions precedent set forth under the Conditions Precedent – Initial Borrowing section set forth above, is subject to and conditional upon:

(a) the representations and warranties set forth in the Representations and Warranties Section of this agreement shall be true and correct in all material respects; and

(b) a Default or Event of Default shall not have occurred and be continuing at the time of, or upon giving effect to, any Borrowing.

SECURITY

Security for the Borrowings and all other obligations of the Borrower to the Bank including, without limitation, all obligations under Leases, SWAP Contracts and corporate VISA, shall include:

(a) General security agreement constituting a first ranking security interest in all personal property and a floating charge on all freehold or leasehold real property of the Borrower subject only to Permitted Encumbrances;

(b) Deed of movable hypothec registered in the Province of Quebec constituting a first ranking security interest in all personal property of the Borrower located in Quebec, subject only to Permitted Encumbrances;

(c) Unlimited guarantee and postponement of claim signed by the Fund, supported by (i) a general security agreement constituting a first ranking security interest in all personal property of the Fund, subject only to Permitted Encumbrances, and (ii) a pledge of 100% of the issued and outstanding trust units of the Operating Trust;

(d) Unlimited guarantee and postponement of claim signed by the Operating Trust, supported by (i) a general security agreement constituting a first ranking security interest in all personal property of the Operating Trust, subject only to Permitted Encumbrances, and (ii) a pledge of all of its issued and outstanding limited partnership units of the Borrower;

(e) Unlimited guarantee and postponement of claim signed by the GP, supported by (i) a general security agreement constituting a first ranking security interest in all personal property and a floating charge on all freehold or leasehold real property of the GP, subject only to Permitted Encumbrances, and (ii) a pledge of 100% of the issued and outstanding general partnership units of the Borrower;

(f) Unlimited guarantee and postponement of claim signed by each subsidiary of the Borrower, if any, supported by a general security agreement constituting a first ranking security interest in all personal property and a floating charge on all freehold or leasehold real property of such subsidiary, subject only to Permitted Encumbrances;

(g) Subordination and assignment of all present and future indebtedness (including principal, interest or other amounts payable) owing by the Borrower, whether or not evidenced by promissory note, to the GP, the Operating Trust or the Fund subordinating and postponing such indebtedness to all present and future obligations of the Borrower to the Bank on terms and conditions satisfactory to the Bank.

REPRESENTATIONS AND WARRANTIES

Each of the Borrower and the Guarantors represents and warrants to the Bank that:

(a) the Borrower is a limited partnership duly formed and validly existing under the laws of the Province of Manitoba of which the GP is the general partner and is duly registered or qualified under the laws of the Provinces of Ontario and Manitoba and all other jurisdictions where its ownership, lease or operation of material properties or assets or the conduct of its business makes such registration or qualification necessary;

(b) each of the Fund and the Operating Trust is a duly constituted trust duly formed and validly existing under the laws of the Province of Ontario and is duly registered or qualified under the laws of the Province of Ontario and all other jurisdictions where its ownership, lease or operation of material properties or assets or the conduct of its business makes such registration or qualification necessary;

(c) the GP is a corporation duly incorporated and validly existing under the federal laws of Canada and is duly registered or qualified under the laws of the Province of Ontario and all other jurisdictions where its ownership, lease or operation of material properties or assets or the conduct of its business makes such registration or qualification necessary;

(d) the execution, delivery and performance by it of this agreement have been duly authorized by all necessary actions and do not violate its constating documents or any Applicable Laws or agreements to which it is subject or by which it is bound;

(e) no event has occurred which constitutes a Default or Event of Default;

(f) the financial projections and budgets contained in the ATS Income Trust Financial Model dated September 1, 2005, were prepared in good faith based

upon assumptions believed by the Borrower to be reasonable when made and the information and data contained therein is complete and correct in all material respects does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements contained therein not misleading;

(g) there is no claim, action, prosecution, suit, investigation or other proceeding of any kind commenced or, to its knowledge, pending or threatened against it or any of its assets or properties before any court, administrative agency or governmental authority which relates to any material non-compliance with any Environmental Law or any Release from its lands of a Contaminant into the natural environment or which, if adversely determined, could reasonably be expected to have a Material Adverse Effect, and there are no circumstances of which it is aware which might give rise to any such proceeding which it has not fully disclosed to the Bank;

(h) it has good and marketable title to all of its properties and assets, free and clear of any encumbrances, other than Permitted Encumbrances;

(i) it is in compliance in all material respects with all Applicable Laws including, without limitation, all Environmental Laws;

(j) it possesses all material licenses, patents, trade marks, service marks and copyrights, free from material restrictions, that are necessary for the ownership, maintenance and operation of its assets and businesses and it is not in violation of any material rights of others with respect to any of the foregoing;

(k) it has filed all material tax returns which were required to be filed by it, paid or made provision for payment of all taxes and Potential Prior-Ranking Claims (including interest and penalties) which are due and payable, and provided adequate reserves for payment of any tax, the payment of which is being contested.

REPORTING COVENANTS

The Borrower covenants and agrees with the Bank, while this agreement is in effect, to provide the Bank with:

(a) quarterly borrowing limit certificate, substantially in the form of Schedule "D", (a **"Borrowing Limit Certificate"**), within 45 days of each fiscal quarter end;

(b) quarterly unaudited financial statements for the Borrower with comparisons to budget, within 45 days of each fiscal quarter end;

(c) quarterly unaudited financial statements for the Fund, within 45 days of each fiscal quarter end;

(d) quarterly compliance certificate, substantially in the form of Schedule "D", certifying compliance with this agreement including the financial covenants set forth in the Financial Covenants section of this agreement, (a **"Compliance Certificate"**), within 45 days of each fiscal quarter end;

(e) annual audited financial statements for each of the Borrower, the Fund, the Operating Trust and the GP, within 120 days of each fiscal year end;

(f) annual business and financial plans including forecasted balance sheet and income and cash flow statements and capital expenditures budget detailing Capital Expenditures and Maintenance Capital Expenditures for the Borrower, prepared on a quarterly basis for the next following three (3) fiscal years, prior to each fiscal year end;

(g) such other financial and operating statements and reports as and when the Bank may reasonably require.

GENERAL COVENANTS

Each of the Borrower and the Guarantors covenants and agrees with the Bank, while this agreement is in effect:

(a) to pay all sums of money when due by it under this agreement;

(b) to provide the Bank with prompt written notice of any event which constitutes a Default or Event of Default;

(c) to give the Bank 30 days prior written notice of any intended change in the ownership of any securities of the Borrower held by the Operating Trust or any change in the ownership of any securities of the Operating Trust or the GP, and not to consent to or facilitate a change in the ownership of any such securities without the prior written consent of the Bank;

(d) to keep its assets fully insured against such perils and in such manner as would be customarily insured by Persons carrying on a similar business or owning similar assets including, without limitation, property and third party liability insurance with the Bank named as loss payee;

(e) to file all material tax returns which are to be filed by it from time to time, to pay or make provision for payment of all taxes (including interest and penalties) and Potential Prior-Ranking Claims when due, and to provide adequate reserves for the payment of any tax, the payment of which is being contested;

(f) to comply in all material respects with all Applicable Laws including, without limitation, all Environmental Laws;

(g) not to, without the prior written consent of the Bank, grant, create, assume or suffer to exist any mortgage, charge, lien, pledge, security interest or other encumbrance affecting any of its properties, assets or other rights except for Permitted Encumbrances;

(h) not to, without the prior written consent of the Bank, sell, transfer, convey, lease or otherwise dispose of any of its properties or assets other than Permitted Dispositions;

(i) not to, without the prior written consent of the Bank, guarantee the payment of any monies or performance of any obligations by any other Person or otherwise provide Financial Assistance to any other Person, except as may be provided for herein;

(j) not to, without the prior written consent of the Bank, merge, amalgamate, or otherwise enter into any other form of business combination with any other Person;

(k) not to enter into any sale and leaseback transactions, synthetic lease or other similar transaction;

(l) not to make hostile acquisitions;

(m) not to, without the prior written consent of the Bank, make Acquisitions other than Permitted Acquisitions;

(n) not to cancel, terminate, waive any default under or amend any Material Contract without the prior written consent of the Bank or take any other action in connection with any Material Contract that would have a material adverse effect upon the financial condition, operation, management or ownership of the Borrower or any Guarantor;

(o) not to enter into any SWAP Contract with the bank or any other Person for speculative purposes;

(p) to provide the Bank with prompt written notice of any non-compliance by it with any Environmental Laws or any Release from its lands of a Contaminant into the natural environment which would reasonably be expected to have a Material Adverse Effect and to indemnify and save harmless the Bank from all liability or loss as a result of an Environmental Activity or any non-compliance with any Environmental Law;

(q) to permit the Bank or its representatives, from time to time, on reasonable notice to the Borrower, to visit and inspect during regular business hours its premises,

properties and assets and examine and obtain copies of its records or other information and discuss its affairs with its auditors, counsel and other professional advisers.

FINANCIAL COVENANTS

The Borrower covenants and agrees with the Bank, while any availability exists or any Borrowings remain outstanding under this agreement:

(a) to maintain the following ratios, to be calculated and certified quarterly, as at each fiscal quarter end of the Borrower, on a rolling 4 quarters basis for the fiscal quarter then ended and the immediately preceding 3 fiscal quarters:

(i) a ratio of Adjusted Funded Debt to EBITDAR of not more than 4:0:1; and

(ii) a ratio of EBITDAR to the sum of Interest Expense, scheduled debt repayments and operating lease payments of not less than 2.0:1, increasing to not less than 2.25:1 as at the 2006 fiscal year end and thereafter;

provided that, in calculating the above ratios, for the fiscal quarter ending December 31, 2005, the results for the fiscal quarter ended December 31, 2005 will be annualized by multiplying same by 4 , and for the fiscal quarter ending March 31, 2006, the results for the two fiscal quarters ending March 31, 2006 will be annualized by multiplying same by 2, and for the fiscal quarter ending June 30, 2006, the results for the three fiscal quarters ending June 30, 2006 will be annualized by multiplying same by 4/3rds.

(b) not to, without the prior written consent of the Bank:

(i) make Maintenance Capital Expenditures in any fiscal year in excess of the allowance for Maintenance Capital Expenditures withheld by the Borrower from Distributions;

(ii) make any Distributions in any rolling 4 fiscal quarter period in excess of EBITDA less the sum of Maintenance Capital Expenditures, cash taxes, scheduled payments on capital leases (excluding leases treated as operating leases by the Borrower in accordance with GAAP), scheduled debt repayments and Interest Expense, calculated for such period; provided that, for the fiscal quarters ending prior to September 30, 2006, the period for which such calculation shall be made shall commence on September 30, 2005 and end on the applicable fiscal quarter end;

EVENTS OF DEFAULT

Without limiting any other rights of the Bank under this agreement, if any one or more of the following events (herein an "**Event of Default**") has occurred and is continuing:

(a) the Borrower fails to pay when due any principal due under this agreement;

(b) the Borrower fails to pay when due any interest, fees or other amounts due under this agreement and such failure continues unremedied for a period of 3 Business Days after the due date;

(c) the Borrower or any Guarantor breaches any of the Financial Covenants, the Reporting Covenants or General Covenants (g) through (o);

(d) the Borrower or any Guarantor breaches any provision of this agreement or any security or other agreement with the Bank (other than as provided for in paragraphs (a) through (c) above) or with any subsidiary or affiliate of the Bank and such breach, if capable of being remedied, continues unremedied for a period of 15 days after the Borrower or Guarantor becomes aware of same;

(e) the Borrower or any Guarantor defaults in the payment of any indebtedness to any Person other than the Bank, where the amount of such indebtedness exceeds $500,000, or in the performance or observance of any agreement in respect of any such indebtedness where, as a result of such default, the maturity of such indebtedness is or may be accelerated;

(f) any representation or warranty made or deemed to have been made herein or in any certificate or security provided for herein shall be false or inaccurate in any materially adverse respect;

(g) there is, in the opinion of the Bank, a material adverse change in the financial condition, operation, management or ownership of the Borrower or any Guarantor;

(h) there is a Change of Control of the Borrower which has not been consented to by the Bank in writing;

(i) the Borrower or any Guarantor is unable to pay its debts as such debts become due, or is, or is adjudged or declared to be, or admits to being, bankrupt or insolvent;

(j) any notice of intention is filed or any voluntary or involuntary case or proceeding is filed or commenced for (i) the bankruptcy, liquidation, winding-up, dissolution or suspension of general operations of the Borrower or any Guarantor, or (ii) the composition, re-scheduling, reorganization, arrangement or readjustment of, or

other relief from, or stay of proceedings to enforce, some or all of the debts of the Borrower or any Guarantor, or (iii) the appointment of a trustee, receiver, receiver and manager, liquidator, administrator, custodian or other official for, all or any significant part of the assets of the Borrower or any Guarantor, or (iv) the possession, foreclosure or retention, or sale or other disposition of, or other proceedings to enforce security over, all or any significant part of the assets of the Borrower or any Guarantor, and, in the case of any involuntary case or proceeding, such case or proceeding is not being contested by the Borrower or such Guarantor in good faith and is not dismissed, stayed or withdrawn within 15 days of the filing or commencement thereof;

(k) any secured creditor, encumbrancer or lienor, or any trustee, receiver, receiver and manager, agent, bailiff or other similar official appointed by or acting for any secured creditor, encumbrancer or lienor, takes possession of, or forecloses or retains, or sells or otherwise disposes of, or otherwise proceeds to enforce security over all or any significant part of the assets of the Borrower or any Guarantor or gives notice of its intention to do any of the foregoing; or

(l) any provision of this agreement or any security agreement given in connection therewith becomes invalid or unenforceable for any reason whatsoever other than a release by the Bank;

then, in such event, the ability of the Borrower to make further Borrowings under this agreement shall immediately terminate and the Bank may, by written notice to the Borrower, declare the Borrowings outstanding under this agreement to be immediately due and payable. Upon receipt of such written notice, the Borrower shall immediately pay to the Bank all Borrowings outstanding under this agreement and all other obligations of the Borrower to the Bank in connection with this agreement including, without limitation, an amount equal to the aggregate of the face amounts of all BAs, LCs and LGs which are unmatured or unexpired, which amount shall be held by the Bank as security for the Borrower's obligations to the Bank in respect of such instruments or contracts. The Bank may enforce its rights to realize upon its security and retain an amount sufficient to secure the Bank for the Borrower's obligations to the Bank in respect of such contracts or instruments.

SUCCESSORS AND ASSIGNS

This agreement shall be binding upon and enure to the benefit of the parties and their respective successors and permitted assigns.

The Bank may assign all or part of its rights and obligations under this agreement to any Person. The rights and obligations of the Borrower under this agreement may not be assigned without the prior written consent of the Bank.

The Bank may disclose to potential or actual assignees confidential information regarding the Borrower (including, any such information provided by the Borrower to the Bank) and shall not be liable for any such disclosure.

GENERAL

Expenses
The Borrower agrees to pay all reasonable fees (including legal fees), costs and expenses incurred by the Bank in connection with the preparation, negotiation, documentation and operation of this agreement and the security provided for herein and all fees (including legal fees), costs and expenses incurred by the Bank in connection with the enforcement of this agreement and the security provided for herein.

Review
The Bank may conduct periodic reviews of the affairs of the Borrower, as and when determined by the Bank, for the purpose of evaluating the financial condition of the Borrower. The Borrower shall make available to the Bank such financial statements and other information and documentation as the Bank may reasonably require and shall do all things reasonably necessary to facilitate such review by the Bank.

Potential Prior-Ranking Claims
The Borrower hereby grants its consent (such grant to remain in force as long as this agreement is in effect or any Borrowings are outstanding) to any Person having information relating to any Potential Prior-Ranking Claim arising by any law, statute, regulation or otherwise and including, without limitation, claims by or on behalf of government to release such information to the Bank at any time upon its written request for the purpose of assisting the Bank to evaluate the financial condition of the Borrower.

Set Off
The Bank is authorized, but not obligated, at any time, to apply any credit balance, whether or not then due, to which the Borrower is entitled on any account in any currency at any branch or office of the Bank in or towards satisfaction of the obligations of the Borrower due to the Bank under this agreement. The Bank is authorized to use any such credit balance to buy such other currencies as may be necessary to effect such application.

Non-Merger
The provisions of this agreement shall not merge with any security provided to the Bank, but shall continue in full force for the benefit of the parties hereto.

Amendments and Waivers
No amendment or waiver of any provision of this agreement will be effective unless it is in writing signed by the Borrower and the Bank. No failure or delay, on the part of the Bank, in exercising any right or power hereunder or under any security document shall operate as a waiver thereof. Each of the Guarantors agree that the amendment or waiver of any provision of this agreement (other than agreements, covenants or representations expressly made by such Guarantor herein, if any) may be made without and does not require the consent or agreement of,

or notice to, such Guarantor.

Severability
If any provision of this agreement is or becomes prohibited or unenforceable in any jurisdiction, such prohibition or unenforceability shall not invalidate or render unenforceable the provision concerned in any other jurisdiction nor invalidate, affect or impair any of the remaining provisions of this agreement.

Life Insurance Options
The Borrower acknowledges that Borrowings are not insured under the Bank's Business Loan Insurance Program.

Judgement Currency
If for the purpose of obtaining judgement in any court in any jurisdiction with respect to this agreement, it is necessary to convert into the currency of such jurisdiction (the "Judgement Currency") any amount due hereunder in any currency other than the Judgement Currency, then conversion shall be made at the rate of exchange prevailing on the Business Day before the day on which judgement is given. For this purpose "rate of exchange" means the rate at which the Bank would, on the relevant date, be prepared to sell a similar amount of such currency in the Toronto foreign exchange market, against the Judgement Currency, in accordance with normal banking procedures.

In the event that there is a change in the rate of exchange prevailing between the Business Day before the day on which judgement is given and the date of payment of the amount due, the Borrower will, on the date of payment, pay such additional amounts as may be necessary to ensure that the amount paid on such date is the amount in the Judgement Currency which, when converted at the rate of exchange prevailing on the date of payment, is the amount then due under this agreement in such other currency together with interest at RBP and expenses (including legal fees on a solicitor and client basis). Any additional amount due from the Borrower under this section will be due as a separate debt and shall not be affected by judgement being obtained for any other sums due under or in respect of this agreement.

Governing Law
This agreement shall be construed in accordance with and governed by the laws of the Province of Ontario and of Canada applicable therein.

Whole Agreement
This agreement, the security and any other written agreement delivered pursuant to or referred to in this agreement constitute the whole and entire agreement between the parties in respect of the Credit Facilities. There are no verbal agreements, undertakings or representations in connection with the Credit Facilities.

Joint and Several
Where more than one Person is liable as Borrower or Guarantor for any obligation under this agreement, then the liability of each such Person for such obligation is joint and several with each other such Person.

Liability of Trustees or Unitholders
The Parties acknowledge that the trustees of the Fund and the Operating Trust (collectively, the **"Trusts"**) are entering into this Guarantee solely in their capacities as trustees on behalf of the respective Trusts, and the obligations of the Trusts hereunder shall not be personally binding upon the trustees, any of the holders of Units (**"Unitholders"**), or any annuitant under a registered retirement savings plan, registered retirement income fund or deferred profit sharing plan of which a Unitholder acts as trustee or carrier (**"annuitant"**) and that any recourse against the Trusts, the trustees, any Unitholder, or any annuitant in any manner in respect of any indebtedness, obligation or liability of the Trusts arising hereunder or arising in connection herewith or from the matters to which this agreement relates, shall be limited to, and satisfied only out of, the assets of the Trusts.

Time
Time shall be of the essence in all provisions of this agreement.

Acceptance
This offer is open for acceptance until October 15, 2005, after which date it will be null and void, unless extended in writing by the Bank.

Please confirm your acceptance of this agreement by signing the attached copy of this letter in the space provided below and returning it to the undersigned.

Yours truly,

"John D. Mulholland"

We acknowledge and accept the foregoing terms and conditions as of September 30, 2005.

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP by its general partner ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

By: "Michael Andlauer"
Name: Michael Andlauer
Title: President and Chief Executive Officer

I have authority to bind the corporation and the limited partnership.

We acknowledge and confirm our agreement with the foregoing terms and conditions, as Guarantors, as of September 30, 2005.

ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

By: "Michael Andlauer"
Name: Michael Andlauer
Title: President and Chief Executive Officer

I have authority to bind the corporation.

ATS ANDLAUER INCOME FUND, by its trustee, Michael Andlauer

By: "Michael Andlauer"
Name: Michael Andlauer
Title: Trustee

I have authority to bind the trust.

ATS ANDLAUER OPERATING TRUST, by its trustee, Michael Andlauer

By: "Michael Andlauer"
Name: Michael Andlauer
Title: Trustee

I have authority to bind the trust.

Schedule "A" to the agreement dated September 26, 2005, between ATS Andlauer Transportation Services Limited Partnership, as the Borrower, and Royal Bank of Canada, as the Bank.

DEFINITIONS

For the purpose of this agreement, the following terms and phrases shall have the following meanings:

"**Adjusted Funded Debt**" means, at any time, all obligations for borrowed money which bear interest or to which interest is imputed plus, without duplication, all obligations for the deferred payment of the purchase of property, all capital lease obligations and all indebtedness secured by purchase money security interests, the amount of any guarantees, indemnities, financial assistance provided in respect of liabilities of a third party and other off balance sheet liabilities, plus eight (8) times the value of operating lease payments over the committed term of the leases (having regard to any termination rights);

"**affiliate**" has the meaning given to it in the *Business Corporations Act* (Ontario) as amended from time to time;

"**Applicable Laws**" means, with respect to any Person, property, transaction or event, all present or future Applicable Laws, statutes, regulations, rules, orders, codes, treaties, conventions, judgements, awards, determinations and decrees of any governmental, regulatory, fiscal or monetary body or court of competent jurisdiction in any applicable jurisdiction;

"**Acquisition**" means the direct or indirect acquisition of securities or other property interests of or in, or all or any substantial portion of the assets used in the conduct of any business of, any other Person or any agreement to make any such acquisition;

"**associate**" has the meaning given to it in the *Business Corporations Act* (Ontario) as amended from time to time;

"**ATS Vendor**" means ATS Andlauer Transportation Services Inc.;

"**Bankers' Acceptance**" or "**BA**" mean a bill of exchange, including a depository bill issued in accordance with the *Depository Bills and Notes Act* (Canada), drawn on the Bank by, and payable to the order of, the Borrower which have been accepted by the Bank;

"**Borrowing Limit Certificate**" has the meaning given to it in the Reporting Covenants section of this agreement;

"**Branch of Account**" means the branch of the Bank at which the Borrower's accounts are maintained. As at the date of this agreement, the "**Branch of Account**" is the Bank's branch at 33 City Centre Drive, Mississauga, Ontario;

"Business Day" means a day, excluding Saturday, Sunday and any other day which shall be a legal holiday or a day on which banking institutions are closed in the province of the Branch of Account;

"**Capital Expenditures**" means, for any fiscal period, any amounts accrued or paid in respect of any purchase or other acquisition for value of capital assets and, for greater certainty, excludes amounts expended in respect of the normal repair and maintenance of capital assets utilized in the ordinary course of business;

"Change of Control" means a transfer or issue by sale, subscription, assignment, bequest, inheritance, operation of law or other disposition, voluntary or involuntary, of direct or indirect ownership of all or such part of the securities of any Person, which results in a change of effective control of the Person. Where control is exercised *de-facto* by contract, representation on the board of directors or material non-voting share ownership, any change in the foregoing relationship where a reasonable person would deem control to be lost, will constitute a **"Change of Control"**.

"Compliance Certificate" has the meaning given to it in the Reporting Covenants section of this agreement;

"Contaminant" includes, without limitation, any pollutant, dangerous substance, liquid waste, industrial waste, hazardous material, hazardous substance or contaminant including any of the foregoing as defined in any Environmental Law;

"Default" means an event, circumstance or omission which constitutes an Event of Default or which, with any or all of the giving of notice, lapse of time, or a failure to remedy the event, circumstance or omission within a lapse of time, would constitute an Event of Default;

"**Distributions**" means any payments to any securityholder, director or officer of the Borrower, or to any holder of debt that is formally postponed and subordinated to the obligations due the Bank hereunder or to any associate or affiliate of the Borrower, including, without limitation, bonuses, dividends, salaries or repayment of debt or making of loans to any such Person, but excluding salaries or other remuneration to officers or other employees in the ordinary course of business.

"**EBITDA**" means, for any fiscal period, net income from continuing operations (excluding extraordinary gains or losses) plus, to the extent deducted in determining net income, Interest Expense and income taxes accrued during, and depreciation, depletion and amortization expenses deducted for, the period;

"**EBITDAR**" means, for any fiscal period, EBITDA plus scheduled lease payments for the period;

"Environmental Activity" means any activity, event or circumstance in respect of a Contaminant, including, without limitation, its storage, use, holding, collection, purchase,

accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling or transportation, or its Release into the natural environment, including movement through or in the air, soil, surface water or groundwater;

"Environmental Laws" means all Applicable Laws relating to the environment or occupational health and safety, or any Environmental Activity;

"Equivalent Amount" means, with respect to an amount of any currency, the amount of any other currency required to purchase that amount of the first mentioned currency through the Bank in Toronto, in accordance with normal banking procedures;

"Event of Default" has the meaning given to it in the Events of Default section of this agreement;

"Financial Assistance" means any form of direct or indirect financial assistance of any other Person by means of a loan, guarantee or otherwise or any obligations (contingent or otherwise) intended to enable another Person to incur or pay any debt or comply with any agreements related thereto or to otherwise assure or protect creditors of another Person against loss in respect of debt or any other obligations of such other Person;

"Fund" means ATS Andlauer Income Fund;

"GAAP" means, generally accepted accounting principles in effect from time to time in Canada applied in a consistent manner from period to period;

"Good Accounts Receivable" means accounts receivable of the Borrower excluding (i) the entire amount of accounts, any portion of which is outstanding more than 90 days after billing date, provided that the under 90 day portion may be included where the Bank has designated such portion as nevertheless good, (ii) all amounts due from any affiliate, (iii) bad or doubtful accounts, (iv) accounts subject to any security interest or other encumbrance ranking or capable of ranking in priority to the Bank's security, (v) the amount of all holdbacks, contra accounts or rights of set-off on the part of any account debtor, or (vi) any accounts which the Bank has previously advised to be ineligible;

"GP" means ATS Andlauer Transportation Services GP Inc.;

"Guarantors" means the Fund, the Operating Trust and the GP and any other subsidiary of the Borrower or the Fund which provides a guarantee in favour of the Bank in respect of the obligations of the Borrower hereunder, and **"Guarantor"** means any of them;

"**Interest Expense**" means, for any fiscal period, the aggregate cost of advances of credit outstanding during that period including, without limitation, interest charges, capitalized interest, the interest component of capital leases, fees payable in respect of letters of credit and letters of guarantee and discounts incurred and fees payable in respect of bankers' acceptances;

"Lease" means an advance of credit by the Bank to the Borrower by way of an equipment lease or conditional sales contract or pursuant to an interim funding agreement, in each case issued to the Borrower by the leasing division of the Bank;

"Letter of Credit" or **"LC"** means a documentary credit issued by the Bank on behalf of the Borrower;

"Letter of Guarantee" or **"LG"** means a letter of guarantee or documentary or standby credit issued by the Bank on behalf of the Borrower for the purpose of providing security to a third party that the Borrower or a person designated by the Borrower will perform a contractual obligation owed to such third party;

"Maintenance Capital Expenditures" means, for any fiscal period, any amounts accrued or paid in respect of the maintenance or refurbishing of existing capital assets utilized in the ordinary course of business;

"Material Adverse Effect" means, with respect to the Borrower, any event, circumstance, occurrence or change which materially impairs or has a material adverse effect on, or would reasonably be expected to materially impair or have a material adverse effect on (i) the financial condition of the Borrower, (ii) the ability of the Borrower to perform its obligations under this agreement and the security given in connection herewith, or (iii) the property, business or operations of the Borrower; and when used with respect to any other Person shall have a corresponding meaning;

"Material Contract" includes any contract or agreement to which any of the Borrower or the Guarantors is a party or by which it is bound which is material to the business of that entity, having regard to its subject matter or the potential consequences of breach or termination and includes, without limitation, the contracts and agreements described in paragraph (g) of the Conditions Precedent – Initial Borrowing section of this agreement.

"Maturity Date" means September 30, 2008;

"Operating Trust" means ATS Andlauer Operating Trust;

"Permitted Acquisitions" means Acquisitions (i) not exceeding $1,000,000 in the aggregate during any fiscal year, or (ii) of less than all or substantially all the securities or other ownership interests in any other Person;

"Permitted Dispositions" means, in respect of the Borrower and Guarantors, (i) a sale or disposition in the ordinary course of business and on commercially reasonable terms, or (ii) a sale or disposition in the ordinary course of business and in accordance with sound industry practice of tangible personal property that is obsolete or no longer useful for its intended purpose;

"Permitted Encumbrances" means (a) purchase money security interests on specific fixed assets (including operating or capital leases) to secure the payment of the purchase price of those

fixed assets where the amount of the obligations secured does not exceed such purchase price, and extensions or renewals thereof provided the amount secured is not increased thereby, (b) the liens created in favour of the Bank by the security provided for herein, and (c) such other liens as may be consented to the Bank in writing from time to time;

"Person" includes an individual, a partnership, a joint venture, a trust, an unincorporated organization, a company, a corporation, an association, a government or any department or agency thereof, and any other incorporated or unincorporated entity;

"Potential Prior-Ranking Claims" means all amounts owing or required to be paid, where the failure to pay any such amount could give rise to a claim pursuant to any law, statute, regulation or otherwise, which ranks or is capable of ranking in priority to the Bank's security or otherwise in priority to any claim by the Bank for repayment of any amounts owing under this agreement;

"RBP" and **"Royal Bank Prime"** each means the annual rate of interest announced by the Bank from time to time as being a reference rate then in effect for determining interest rates on commercial loans made in Canadian currency in Canada;

"RBUSBR" and **"Royal Bank US Base Rate"** each means the annual rate of interest announced by the Bank from time to time as a reference rate then in effect for determining interest rates on commercial loans made in US currency in Canada;

"Release" includes discharge, spray, inject, inoculate, abandon, deposit, spill, leak, seep, pour, emit, empty, throw, dump, place and exhaust, and when used as a noun has a similar meaning;

"securities" includes any security as defined in the *Securities Act* (Ontario) and, without limitation, when used in relation to the Fund, Operating Trust, Borrower or GP, includes any trust unit, limited partnership unit, general partnership unit or share thereof, as applicable, and **"securityholder"** and **"securityholders"** shall have correlative meanings;

"SWAP Contract" has the meaning given to it in the SWAP Contracts Schedule;

"US" means United States of America.

Schedule "B" to the agreement dated September 26, 2005, between ATS Andlauer Transportation Services Limited Partnership, as the Borrower, and Royal Bank of Canada, as the Bank.

NOTICE REQUIREMENTS

Amount	Prior Notice
Under $10,000,000, Canadian or US currency	By 10:00 a.m. on the day of Borrowing
$10,000,000 up to but not including $25,000,000, Canadian or US currency	By 10:00 a.m. 1 Business Day prior to the day of Borrowing

Schedule "C" to the agreement dated September 26, 2005, between ATS Andlauer Transportation Services Limited Partnership, as the Borrower, and Royal Bank of Canada, as the Bank.

BORROWING CONDITIONS

Borrowings made by way of BAs, LCs or LGs will be subject to the following terms and conditions:

BAs:

(a) BAs shall be issued and mature on a Business Day and shall be issued in minimum face amounts of $500,000 or such larger amount as is a whole multiple of $100,000 for terms of not less than 30 and not more than 180 days;

(b) the Bank may, in its sole discretion, refuse to accept the Borrower's drafts or limit the amount of any BA issue at any time;

(c) notwithstanding any other provision of this agreement, the Borrower shall indemnify the Bank against any loss, cost or expense incurred by the Bank if any BA is repaid, prepaid, converted or cancelled other than on the maturity date of such BA;

(d) any BA issued under a term facility must have a maturity on or before the maturity date of the term facility, unless otherwise agreed by the Bank; and

(e) prior to the issue of any BA the Borrower shall execute the Bank's standard form of undertaking and agreement in respect of BAs. If there is any inconsistency at any time between the terms of this agreement and the terms of the Bank's standard form of undertaking and agreement, the terms of this agreement shall govern.

LCs or LGs:

(a) each LC and LG shall expire on a Business Day and shall have a term of not more than 365 days;

(b) at least 2 Business Days prior to the issue of an LC or LG, the Borrower shall execute a duly authorized application with respect to such LC or LG and each LC and LG shall be governed by the terms and conditions of the relevant application for such contract;

(c) an LC or LG may not be revoked prior to its expiry date unless the consent of the beneficiary of the LC or LG has been obtained; and

(d) if there is any inconsistency at any time between the terms of this agreement and

the terms of the application for LC or LG, the terms of the application for LC or LG shall govern.

Schedule "D" to the agreement dated September 26, 2005, between ATS Andlauer Transportation Services Limited Partnership, as the Borrower, and Royal Bank of Canada, as the Bank.

BORROWING LIMIT CERTIFICATE

I, ________________________________, the __________[insert title] of ATS Andlauer Transportation Services Limited Partnership (the **"Borrower"**) hereby certify as of ________[insert last day of fiscal quarter/fiscal year, as applicable]:

1. I am familiar with and have examined the provisions of the letter agreement (the **"Agreement"**) dated September 26, 2005, between ATS Andlauer Transportation Services Limited Partnership, as the Borrower, and Royal Bank of Canada (the **"Bank"**), as the Bank, and have made reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower. Terms defined in the Agreement have the same meanings where used in this certificate.

2. The Borrowing Limit is $____________, calculated as follows:

total accounts receivable				$__________
Less:	(a)	accounts, any portion of which exceeds 90 days	($__________)	
	(b)	accounts due from affiliates	($__________)	
	(c)	"Under 90 days" accounts where collection is suspect	($__________)	
	(d)	accounts subject to prior encumbrances	($__________)	
	(e)	Holdbacks, contra-accounts or rights of set-off	($__________)	
	(f)	other ineligible accounts	($__________)	
Plus:	(g)	Under 90 day portion of accounts included in (a) above, which the Bank has designated as nevertheless good	$__________	
Good Accounts Receivable				A $__________
marginable accounts receivable at 75% of A				B $__________
Less:	Potential Prior-Ranking claims		C $__________	
Borrowing Limit (B – C)				$__________
Less:	Facility (1) Borrowings (including LCs and LGs)		($__________)	

Margin Surplus (Deficit) $__________

3. Annexed hereto are the following reports in respect of the Borrower:

   (a) aged list of accounts receivable, and

   (b) listing of Potential Prior-Ranking Claims.

4. The reports and information provided herewith are accurate and complete in all respects and all amounts certified as Potential Prior-Ranking Claims are current amounts owing and not in arrears.

Dated this ________ day of ____________, 20____.

Per: ________________________
Name:
Title:

Schedule "E" to the agreement dated September 26, 2005, between ATS Andlauer Transportation Services Limited Partnership, as the Borrower, and Royal Bank of Canada, as the Bank.

COMPLIANCE CERTIFICATE

I, ________________________________, the __________________[insert title] of ATS Andlauer Transportation Services Limited Partnership (the **"Borrower"**) hereby certify as of __________[insert last day of fiscal quarter/fiscal year, as applicable]:

1. I am familiar with and have examined the provisions of the letter agreement (the **"Agreement"**) dated September 26, 2005, between ATS Andlauer Transportation Services Limited Partnership, as the Borrower, and Royal Bank of Canada (the **"Bank"**), as the Bank, and have made reasonable investigations of corporate records and inquiries of other officers and senior personnel of the Borrower and Guarantors. Terms defined in the Agreement have the same meanings when used in this certificate.

2. The representations and warranties contained in the Agreement are true and correct in all material respects.

3. No event or circumstance has occurred which constitutes a Default or Event of Default under the Agreement.

4.
   (a) The ratio of Adjusted Funded Debt to EBITDAR is ___:1, being not more than the maximum permitted ratio of 4:0:1;

   (b) The ratio of EBITDAR to the sum of Interest Expense, scheduled debt repayments and operating lease payments is ____, being not less than the minimum permitted ratio of 2.0:1 (2.25:1 as at and after the 2006 fiscal year end);

5. The detailed calculations of the foregoing ratios and covenants is set forth in the addendum annexed hereto and are true and correct in all respects.

Dated this _____ day of ____________, 20___.

Per: _________________________
Name:
Title:

SWAP CONTRACTS SCHEDULE

SWAP Contract Definition

"SWAP Contract" means a rate swap transaction, basis swap, forward rate transaction, currency exchange transaction or any option with respect to any such transaction, now existing or hereafter entered into between the Borrower and the Bank;

Conditions Applicable to SWAP Contracts

At the Borrower's request, the Bank may agree to enter into SWAP Contracts with the Borrower from time to time. The Borrower acknowledges that the Bank makes no formal commitment herein to enter into any SWAP Contract and the Bank may, at any time and at all times, in its sole and absolute discretion, accept or reject any request by the Borrower to enter into a SWAP Contract. If the Bank does enter into a SWAP Contract with the Borrower, it will do so subject to the following:

(a) the Borrower shall promptly issue or countersign and return a confirmation or acknowledgement of the terms of each such SWAP Contract as required by the Bank;

(b) the Borrower shall, if required by the Bank, promptly enter into a master agreement or other agreement in form and substance satisfactory to the Bank to govern the SWAP Contract(s);

(c) in the event of demand for payment under the agreement of which this schedule forms a part, the Bank may terminate all or any SWAP Contracts. If the agreement governing any SWAP Contract does not contain provisions governing termination, any such termination shall be effected in accordance with customary market practice. The Bank's determination of amounts owing under any terminated SWAP Contract shall be conclusive in the absence of manifest error. The Bank shall apply any amount owing by the Bank to the Borrower on termination of any SWAP Contract against the Borrower's obligations to the Bank under the agreement and any amount owing to the Bank by the Borrower on such termination shall be added to the Borrower's obligations to the Bank under the agreement and secured by the Bank's security;

(d) the Borrower shall pay all required fees in connection with any SWAP Contracts and indemnify and hold the Bank harmless against any loss, cost or expense incurred by the Bank in relation to any SWAP Contract;

(e) any rights of the Bank herein in respect of any SWAP Contract are in addition to and not in limitation of or substitution for any rights of the Bank under any agreement governing such SWAP Contract. In the event that there is any inconsistency at any time between the terms hereof and any agreement governing such SWAP Contract, the terms of such agreement shall prevail; and

(f) in addition to any security which may be held at any time in respect of any SWAP Contract, upon request by the Bank from time to time, the Borrower will deliver to the Bank such security as is acceptable to the Bank as continuing collateral security for the Borrower's obligations to the Bank in respect of SWAP Contracts.


RECEIVED

LONG TERM INCENTIVE PLAN

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP

September 30, 2005

ATS ANDLAUER TRANSPORTATION SERVICES LIMITED PARTNERSHIP

LONG TERM INCENTIVE PLAN

WHEREAS ATS Andlauer Transportation Services Limited Partnership (the "**Partnership**") has decided to establish a long term incentive plan to provide eligible participants with compensation opportunities that will encourage ownership of Units, enhance the ability of the Partnership and ATS Andlauer Transportation Services GP Inc. (the "**Corporation**") to attract, retain and motivate key personnel, and reward senior management for significant performance and associated per Unit cash flow growth of the Fund (as herein defined);

NOW THEREFORE, the Partnership declares as follows:

1. DEFINED TERMS

1.1 In this Plan, the following terms have the following meanings:

(a) "**Account**" has the meaning given to such term in Section 4.1;

(b) "**affiliate**" means an "**affiliate**" within the meaning of section 1.2 of Ontario Securities Commission Rule 45-501 — Exempt Distributions promulgated under the *Securities Act* (Ontario) as in effect on the date hereof;

(c) "**Applicable Laws**" means all applicable provisions of law, domestic or foreign, including, without limitation, the *Securities Act* (Ontario) as amended, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(d) "**Base Distribution**" means: for the Fiscal Year ending December 31, 2005, $0.339 per Unit; for the Fiscal Year ending December 31, 2006, $0.975 per Unit; and thereafter the aggregate per Unit amount set by the Committee from time to time in respect of a particular Fiscal Year;

(e) "**Beneficiary**" means any person designated by a Participant by written instrument filed with the Committee to receive any amount, securities or property payable under the Plan in the event of a Participant's death or, failing any such effective designation, the Participant's estate;

(f) "**Board**" means the board of directors of the Corporation;

(g) "**CDS**" has the meaning given to such term in Section 5.3;

(h) "**Committee**" means the Compensation and Governance Committee of the Board;

(i) "**Corporation**" means ATS Andlauer Transportation Services GP Inc. and its successors;

(j) "**Declaration of Trust**" means the amended and restated declaration of trust pursuant to which the Fund was established and is governed, as the same may be further amended, supplemented or restated from time to time;

(k) "**Distributable Cash Flow**" in respect of a Fiscal Year means the sum of: (i) the aggregate Distributable Cash Flow as defined in the Declaration of Trust for each Distribution Period ending in that Fiscal Year and (ii) any reserves to fund contributions to this Plan;

(l) "**Distributable Cash Flow Per Unit**" in respect of a Fiscal Year means the amount determined when the Distributable Cash Flow in respect of that Fiscal Year is divided by the average number of Units issued and outstanding during such Fiscal Year (calculated by adding the number of Units issued and outstanding at the end of each calendar month ending in such Fiscal Year and dividing such sum by the number of calendar months ending in such Fiscal Year);

(m) "**Distribution**" has the meaning given to such term in Section 4.2;

(n) "**Distribution Period**" has the meaning given to such term in the Declaration of Trust;

(o) "**Effective Date**" means the closing date of the Offering;

(p) "**Eligible Person**" means a director, officer or other senior management employee (as determined by the Committee) of the Corporation or one of its affiliates, including the Partnership;

(q) "**Excess**" for a particular Fiscal Year means the amount determined when the Excess Per Unit for such Fiscal Year is multiplied by the average number of Units issued and outstanding during such Fiscal Year (calculated by adding the number of Units issued and outstanding at the end of each calendar month ending in such Fiscal Year and dividing such sum by the number of calendar months ending in such Fiscal Year);

(r) "**Excess Percentage**" in a Fiscal Year means the amount determined when the Excess Per Unit is divided by the Base Distribution in respect of such Fiscal Year;

(s) "**Excess Per Unit**" in a Fiscal Year means the amount by which the Distributable Cash Flow Per Unit in that Fiscal Year exceeds the Base Distribution in respect of such Fiscal Year;

(t) "**Fiscal Year**" means a fiscal year of the Fund, provided that the first "Fiscal Year" will be the period from the Effective Date until December 31, 2005;

(u) "**Fund**" means ATS Andlauer Income Fund, an unincorporated open-ended limited purpose trust established under the laws of the province of Ontario;

(v) "**Offering**" means the initial public offering of the Units as described in the Prospectus;

(w) "**Participant**" means an Eligible Person to whom a Right has been granted;

(x) "**Plan**" means this long term incentive plan, as amended from time to time;

(y) "**Plan Trustee**" means the Corporation acting in its capacity as trustee and custodian of the Plan or any other trustee and custodian appointed by the Committee from time to time to purchase, hold and distribute Units to Participants, provided that any purchases of Units shall be made by an independent trustee in accordance with Stock Exchange Rules;

(z) "**Prospectus**" means the (final) prospectus of the Fund dated September 22, 2005 providing for the Offering and includes any amendment or amendments thereof;

(aa) "**Right**" means the right of a Participant to receive, subject to the terms and conditions of the Plan, a certain percentage of the Units purchased by the Plan Trustee with the Excess in a given Fiscal Year;

(bb) "**Stock Exchange Rules**" means the applicable rules of the TSX or any other principal stock exchange or market upon which the Units are listed or posted for trading;

(cc) "**Tax Act**" has the meaning given to such term in the Declaration of Trust;

(dd) "**TSX**" means the Toronto Stock Exchange, or any other principal exchange or market upon which the Units of the Fund are listed or posted for trading; and

(ee) "**Units**" means the trust units of the Fund or, in the event of an adjustment contemplated by Section 6.3, such other securities to which a Participant may be entitled.

2. ADMINISTRATION OF THE PLAN

2.1 The Corporation, in its capacity as Plan Trustee, hereby agrees to carry out and perform the trusts hereinafter set forth.

2.2 The Plan shall be administered by the Committee in accordance with the provisions of the Plan. The Committee may, from time to time, establish administrative rules and regulations and prescribe forms or documents relating to the operation of the Plan as it may deem necessary to implement or further the purpose of the Plan and amend or repeal such rules and regulations or forms or documents.

3. GRANT AND VESTING OF RIGHTS BY THE CORPORATION

3.1 From time to time, the Committee (or, if there is no Committee established by the Board, the Board, in which case all references in the Plan to decisions and actions to be taken by the Committee will be deemed to be references to decisions and actions to be taken the Board), may grant Rights to a Participant in accordance with the Plan. In granting any such Rights, the Committee shall have the power to determine:

(a) the Eligible Persons who will participate in the Plan;

(b) subject to Section 3.2, the level of participation of each Participant;

(c) the Base Distribution;

(d) subject to Section 3.4, the time or times at which ownership of Units and other amounts subject to the Plan will vest in Participants; and

(e) such other terms or conditions that the Committee may, in its sole discretion, determine.

3.2 In making its determinations pursuant to Section 3.1, the Committee may take into account the Participant's level of responsibility, rate of compensation, individual performance and contribution, and such other criteria as it deems appropriate in assessing the value of the Participant's service.

3.3 Subject to the express terms of any employment or other agreement approved by the Committee between the Partnership or any affiliate of the Partnership and a Participant, the Committee is not obligated to grant any Rights to any specific individual, to grant any Rights at all, or to continue granting Rights to any Eligible Person once such grants have commenced. The designation of an individual as a Participant does not entitle any Participant to a grant, or any additional grants, as the case

may be, of any Rights under the Plan. The holder of any Rights or unvested Units under the Plan shall not have any rights as a holder of Units until the Units of the Participant vest.

3.4 Unless otherwise specified by the Committee at the time of the grant of a Right to a Participant, one-third of the Units that are the subject of a Right shall vest in the Participant on the date of grant and on each of the second and third anniversary of the date of grant. A Participant's entitlement to a Distribution in respect of a Unit will vest in the Participant at the same time as the Unit on which the Distribution was paid vests in the Participant.

3.5 The determination by the Committee of any question, which may arise as to the grant of Rights hereunder, shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

3.6 No certificates shall be issued with respect to any Rights granted hereunder.

4. ACCOUNTS

4.1 The Plan Trustee shall establish and maintain (i) a separate account for each Participant (each, an "**Account**") showing the number of unvested Units in respect of such Participant, the Distributions, if any, on such unvested Units, the number of vested Units and the amount of any Distributions transferred in each Fiscal Year to the Participant (or his Beneficiary) and the amount allocated to such Participant or Beneficiary in each Fiscal Year pursuant to the Tax Act and (ii) such other records and accounts necessary for the effective administration of the Plan.

4.2 All distributions of cash, securities or other property (collectively, the "**Distributions**") received by the Plan Trustee in respect of any Unit held by the Plan Trustee shall be allocated by the Plan Trustee to the Account to which the Unit on which such Distributions were paid has been allocated. Distributions of cash shall be invested by the Plan Trustee in an interest-bearing account or, at the direction of the Board from time to time, paid the Participant (or the Participant's Beneficiary) for whom such Account has been established (whether or not such Units are vested).

5. OPERATION OF THE PLAN

5.1 The Corporation shall pay the amount of the Excess in respect of a Fiscal Year as determined below to the Plan Trustee within 30 days following the date the Board approves the audited financial statements of the Partnership for the Fiscal Year to which such Excess relates. The Plan Trustee shall hold such amounts in accordance with the trusts hereunder and shall deal with the same as provided herein. The amount of the Excess to be paid to the Plan Trustee in respect of a Fiscal Year shall be determined as follows:

Excess Percentage	Proportion of Excess paid to Plan Trustee
5% or less	nil
Greater than 5% and up to 10%	10% of any Excess over 5%
Greater than 10% and up to 20%	10% of any Excess over 5% to 10%, plus 20% of any Excess over 10%
Greater than 20%	10% of any Excess over 5% to 10%, plus 20% of any Excess over 10% to 20%, plus 25% of any Excess over 20%

5.2 The Plan Trustee shall use the amounts received from the Corporation pursuant to Section 5.1 to purchase Units in the market in an orderly fashion and in any event within 20 days from the

date such amount is received. Any brokerage fees or other ancillary expenses relating to the purchase of Units under this Plan shall be paid by the Plan Trustee out of the Excess. Such Units shall be allocated to the Accounts of Participants in accordance with the proportion of the Rights granted to them as a percentage of the aggregate number of Rights granted hereunder.

5.3 All Units purchased in the market by the Plan Trustee and subject to vesting shall be registered in the name of the Plan Trustee's nominee but shall be allocated to the appropriate Participant's Account. For so long as the Units of the Fund are held in the book-entry system administered by the Canadian Depository for Securities Limited or any successor ("**CDS**"), any nominee of the Plan Trustee or a Participant shall be a participant in CDS.

5.4 The Plan Trustee's obligation to cause the purchase of Units in accordance with the terms of the Plan and any Rights granted hereunder is subject to compliance with Applicable Laws applicable to the distribution of such Units. As a condition of participating in the Plan, each Participant agrees to comply with all such Applicable Laws and agrees to furnish to the Plan Trustee all information and undertakings as may be required to permit compliance with such Applicable Laws.

5.5 Units in the Account of a Participant that vest on a particular day shall be immediately transferred by the Plan Trustee to such Participant through the book-entry system maintained by CDS. Distributions (whether in cash or other property) in the Account of a Participant that vest on a particular day shall be immediately transferred by the Plan Trustee to the Participant or as the Participant otherwise directs. Each Participant agrees to notify the Plan Trustee of the name of the participant in CDS with whom the Participant has an account to which the vested Units and any Distributions are to be transferred and any other account details necessary to effect the transfer. Where a Participant has died, the Beneficiary thereof shall notify the Plan Trustee of the name of the participant in CDS to which Units should be transferred in accordance with Section 7.2.

5.6 The Plan Trustee shall in each Fiscal Year allocate to the Corporation for purposes of the Tax Act the amount determined to be allocable to the Corporation under section 32.1 of the Tax Act.

5.7 The Plan Trustee shall pay out of the assets of the Plan all taxes and other assessments required to be paid at such times as the same are required to be paid. Any such amounts shall be deducted from the Accounts of all Participants pro rata to the allocation of Distributions to such Accounts in the Fiscal Year in respect of which the taxes are payable.

6. FUNDAMENTAL CHANGES AND ADJUSTMENTS

6.1 If the Fund shall merge into any other entity or if the Fund shall sell the whole or substantially the whole of its assets and undertaking for securities of another trust, a corporation or other person (other than to an affiliate of the Fund) or upon any other form of business combination involving the Fund, the Fiscal Year shall be deemed to end on the last day of the month prior to the effective date of the merger, business combination or sale, the Base Distribution shall be pro rated for the number of months in the shortened Fiscal Year, the Plan Trustee shall use any funds representing the Excess paid to it under the Plan to purchase or subscribe for additional Units, and all unvested Units shall vest immediately prior to the effective date of such merger, business combination or sale.

6.2 If a take-over bid (as defined in the *Securities Act* (Ontario)) that is not exempt from the take-over bid requirements of the *Securities Act* (Ontario) is made for the Units, the Fiscal Year shall be deemed to end on the last day of the month prior to the date the take-over bid is made, the Base Distribution shall be pro rated for the number of months in the shortened Fiscal Year, the Plan Trustee shall use any funds representing the Excess paid to it under the Plan to purchase or subscribe for

additional Units and all unvested Units shall vest immediately. If for any reason such Units are not so tendered, or, if tendered, are not, for any reason, taken up and paid for by the offeror pursuant to the take-over bid, such Units shall be and shall be deemed to be unvested and returned to the Plan Trustee.

6.3 Appropriate adjustments to the number of Units shall be made by the Committee to give effect to adjustments in the number of Units resulting from subdivisions, consolidations or reclassifications of the Units, or other relevant changes, in the Fund. The appropriate adjustment in any particular circumstance shall be conclusively determined by the Committee in its sole discretion, subject to acceptance by the TSX, if applicable.

6.4 If any such adjustment would entitle a Participant to a fractional Unit, the Participant will have the right to acquire only an adjusted number of full Units, and no payment or other adjustment will be made with respect to the disregarded fractional Units.

7. TERMINATION OF EMPLOYMENT

7.1 If a Participant ceases to be an Eligible Person as a result of the resignation of such Participant or the termination of such Participant with cause, then all outstanding Rights held by such Participant, and all right and interest in any unvested Units or Distributions held in the Account of the Participant shall immediately expire and the Plan Trustee shall sell such Units in the market and shall pay the proceeds, net of any commissions from such sale, along with any Distributions in respect of such unvested Units held in such Participant's Account to the Corporation.

7.2 If a Participant ceases to be an Eligible Person as a result of the death, disability, retirement at normal retirement age or termination without cause of such Participant, then all outstanding Rights held by such Participant shall expire and all right and interest in any unvested Units or Distributions held in the Account of the Participant shall immediately vest in the Participant and the Plan Trustee shall deliver such Units, along with any Distributions in respect of such unvested Units held in such Participant's Account, to the Participant (or, in the event termination was as a result of death, to the Participant's Beneficiary) in accordance with Section 5.5 hereof.

8. AMENDMENT OR TERMINATION OF PLAN

8.1 Subject to Sections 8.2 and 8.3 and the express terms of any employment or other agreement between the Partnership or any affiliate of the Partnership and a Participant, the Committee may amend, suspend or discontinue the Plan at any time, subject to the receipt of any required regulatory approvals.

8.2 No amendment, suspension or discontinuance of the Plan may contravene the requirements of the TSX, any Stock Exchange Rule or any Applicable Laws to which the Plan, the Fund, the Partnership or the Corporation is now or may hereafter be subject.

8.3 The Committee may not amend, suspend or discontinue the Plan for a period of three years following the Effective Date, except for (a) amendments made with the consent of all of the Participants, (b) amendments removing any inconsistencies or conflicts in the Plan or making minor changes or corrections that, in the opinion of the Committee, are necessary or desirable; and (c) amendments which do not adversely alter or impair any Right or unvested Unit previously granted to a Participant or the existing rights of a Participant under the Plan.

9. RIGHTS OF PARTICIPANTS

9.1 The holder of a Right in respect of an unvested Unit shall not have any rights as a unitholder of the Fund in respect of such Unit including, without limitation, any voting rights or the right to receive Distributions, until the Unit vests.

9.2 The interest of any Participant under the Plan or in any Right shall not be transferable or alienable by him or her either by pledge, assignment or in any other manner, and after his or her lifetime shall enure to the benefit of and be binding upon the Participant's Beneficiary.

9.3 The transfer of the employment of a Participant from (a) the Corporation to an affiliate of the Fund or the Corporation, (b) an affiliate of the Fund or the Corporation to the Corporation, or (c) an affiliate of the Fund or the Corporation to another affiliate of the Fund or the Corporation, shall not be considered a termination of employment for the purposes of the Plan, nor shall it be considered a termination of employment if a Participant is placed on such other leave of absence which is considered by the Committee as continuing intact the employment relationship; in such a case, the employment relationship shall be continued until the later of the date when the leave equals ninety days or the date when a Participant's right to re-employment shall no longer be guaranteed either by Applicable Laws or by contract, except that in the event active employment is not renewed at the end of the leave of absence, the employment relationship shall be deemed to have ceased at the beginning of the leave of absence.

10. MISCELLANEOUS

10.1 Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him or her shall be given by:

(a) delivering it personally to the Participant or the person claiming or deriving rights through him or her, as the case may be; or

(b) mailing it, postage prepaid (provided that the postal service is then in operation) or delivering it to the address, which is maintained for the Participant in the records of the Corporation.

10.2 Any payment, notice, statement, certificate or instrument required or permitted to be given to the Corporation shall be given by mailing it, postage prepaid (provided that the postal service is then in operation) or delivering it to the Corporation at the following address:

ATS Andlauer Transportation Services GP Inc.
Suite 600, 190 Attwell Drive
Etobicoke, Ontario
M9W 6H8

Attention: Chairman
Attention: Chief Executive Officer
Facsimile: (416) 798-9230

or to such other person or in such other manner as is notified to a Participant.

10.3 Any payment, notice, statement, certificate or instrument referred to in Sections 10.1 or 10.2, if delivered, shall be deemed to have been given or delivered, on the date on which it was delivered

or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second business day following the date on which it was mailed.

10.4 No member of the Committee or the Board shall be liable for any action or determination made in good faith in connection with the Plan and members of the Committee and the Board shall be entitled to indemnification and reimbursement from the Corporation in respect of any claim relating thereto.

10.5 If any provision of this Plan is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability shall attach only to such provision or part thereof and the remaining part, if any, of such provision and all other provisions hereof shall continue in full force and effect.

10.6 The holding of a Right does not affect the right of the Corporation, the Partnership or any affiliate thereof to terminate, at any time, the employment of, or their relationship with, the Participant. Neither any period of notice, nor any payment in lieu thereof, upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

10.7 This Plan shall be construed and interpreted in accordance with the laws of the Province of Ontario.

11. **EFFECTIVE DATE**

11.1 The Plan shall take effect on the Effective Date.

IN WITNESS WHEREOF, the Corporation has signed this declaration, on its own behalf and in its capacity as trustee and custodian under the Plan, this 30th day of September, 2005.

ATS ANDLAUER TRANSPORTATION SERVICES GP INC.

By: *"Michael Andlauer"*
Chief Executive Officer

By: *"Brian Mascarenhas"*
Chief Financial Officer

FEE RULE


RECEIVED



FORM 13-502F1
ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: ATS Andlauer Income Fund (the "Fund")

Financial Year Ending, used in calculating the participation fee: December 31, 2005

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers – Listed in Canada and/or the U.S.)

Trust Units (including trust units issuable on exchange of the exchangeable securities of a subsidiary of the Fund)

Market value of equity securities: Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year	11,640,642	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule) X	10.00	
Market value of class or series =	116,406,420	116,406,420(A)
Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii): **[Provide details of how determination was made.]**		N/A(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =		$116,406,420
Total fee payable in accordance with Appendix A of the Rule		$15,000
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) Total Fee Payable x Number of entire months remaining in the Issuer's financial year / 12		$3,750
Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)		N/A
		$3,750

G:\062047\0001\Form 13-502F1 - ON Fees.doc

FORM 51-102F4
Business Acquisition Report



SEC MAIL PROCESSING
RECEIVED
MAR 17 2006
WASH, D.C.
203
SECTION

Item 1 Identity of Company

1.1 Name and Address of Company

ATS Andlauer Income Fund (the "**Fund**")
190 Attwell Drive, Suite 600
Etobicoke, Ontario
M9W 6H8

1.2 Executive Officer

Brian Mascarenhas – Vice-President, Finance and Chief Financial Officer of ATS Andlauer Transportation Services GP Inc., the administrator of the Fund

Telephone: (416) 798-1379

Item 2 Details of Acquisition

2.1 Nature of Business Acquired

The Fund acquired (the "**Acquisition**") an 80.1% indirect interest in ATS Andlauer Transportation Services Limited Partnership ("**ATS LP**"), which in turn acquired the assets used in the Canadian transportation solutions business (the "**Purchased Assets**") from ATS Andlauer Transportation Services Inc. (the "**Vendor**").

A more detailed description of the nature of the business indirectly acquired by the Fund is contained under the heading "Business of ATS Andlauer" beginning on page 21 of the Fund's long form initial public offering prospectus dated September 22, 2005 (the "**Prospectus**"), which section of the Prospectus is incorporated by reference in this Report.

2.2 Date of Acquisition

September 30, 2005

2.3 Consideration

The total consideration for the Acquisition was $93,242,000 in cash (subject to adjustment) and 2,316,442 exchangeable limited partnership units of ATS LP. In addition, ATS LP assumed the accounts payable and certain liabilities relating to the Purchased Assets.

A more detailed description of the consideration for the Acquisition is contained under the heading "Funding, Acquisition and Related Transactions" on page 50 of the Prospectus and "Principal Agreements – Acquisition Agreement – Consideration" on page 51 of the Prospectus, which sections of the Prospectus are incorporated by reference in this Report.

2.4 Effect on Financial Position

The effect of the Acquisition on the Fund's financial position is outlined in the Fund's pro forma consolidated financial statements, which financial statements are attached to this Report.

The Fund does not presently have any plans or proposals for material changes in its business affairs or the affairs of the Purchased Assets which may have a significant effect on the results of operations and financial position of the Fund, including any proposal to liquidate the Purchased Assets, to sell, lease or exchange all or a substantial part of the Purchased Assets, to amalgamate the Purchased Assets with any other business organization or to make any material changes to the Fund's business or the Purchased Assets, such as changes in corporate structure, management or personnel.

2.5 Prior Valuations

Not applicable.

2.6 Parties to Transaction

The Acquisition was not with an informed person (as such term is defined in Section 1.1 of National Instrument 51-102 – *Continuous Disclosure Obligations*), associate or affiliate of the Fund. The Vendor became an informed person of the Fund as a consequence of the Acquisition.

2.7 Date of Report

December 12, 2005

Item 3 Financial Statements

The financial statements and other information required by Part 8 of National Instrument 51-102 are attached hereto and form a part hereof.

The auditors of the audited financial statements attached hereto and that form a part hereof have given their consent to include their audit report in this Report.

INDEX TO FINANCIAL STATEMENTS

AUDITORS' CONSENT

We have read the Business Acquisition Report of ATS Andlauer Income Fund (the "Fund") dated December 12, 2005. We have complied with Canadian generally accepted standards for an auditor's involvement with business acquisition report filings.

We consent to the use in the above-mentioned Business Acquisition Report of our report to the Directors of ATS Andlauer Transportation Services Inc. on the balance sheets of the Canadian transportation solutions business of ATS Andlauer Transportation Services Inc. as at October 31, 2004 and 2003 and the statements of income and cash flows for the years then ended. Our report is dated June 23, 2005 (except as to note 10, which is as of September 22, 2005).

Burlington, Ontario
December 12, 2005

(Signed) "SB PARTNERS LLP"
Chartered Accountants

AUDITORS' CONSENT

We have read the Business Acquisition Report of ATS Andlauer Income Fund (the "Fund") dated December 12, 2005. We have complied with Canadian generally accepted standards for an auditor's involvement with business acquisition report filings.

We consent to the use in the above-mentioned Business Acquisition Report of our compilation report to the trustees of the Fund on the unaudited pro forma consolidated statements of operations for the nine months ended September 30, 2005 and for the year ended December 31, 2004. Our report is dated December 12, 2005.

Halifax, Nova Scotia
December 12, 2005

(Signed) "DELOITTE & TOUCHE LLP"
Chartered Accountants

COMPILATION REPORT ON PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

To the Trustees of ATS Andlauer Income Fund

We have read the accompanying unaudited pro forma consolidated statements of operations of ATS Andlauer Income Fund (the "Fund") for the nine months ended September 30, 2005 and for the year ended December 31, 2004, and have performed the following procedures:

1. Compared the figures in the columns captioned ''ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) Historical'' to the unaudited financial statements of ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) for the nine months ended July 31, 2005 and the audited financial statements of ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) for the year ended October 31, 2004, respectively, and found them to be in agreement.

2. Made enquiries of certain officials of the Fund who have responsibility for financial and accounting matters about:

   (a) the basis for determination of the pro forma adjustments; and

   (b) whether the pro forma consolidated financial statements comply as to form in all material respects with the applicable requirements of the various securities commissions and similar regulatory authorities in Canada.

   The officials:

   (a) described to us the basis for determination of the pro forma adjustments, and

   (b) stated that the pro forma consolidated financial statements comply as to form in all material respects with the applicable requirements of the various securities commissions and similar regulatory authorities in Canada.

3. Read the notes to the pro forma consolidated statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

4. Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned ''The Fund Historical'' and ''ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) Historical'' for the nine months ended September 30, 2005 and for the year ended December 31, 2004, and found the amounts in the column captioned ''The Fund Pro Forma Consolidated'' to be arithmetically correct.

A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management's assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.

Halifax, Nova Scotia
December 12, 2005

(Signed) "DELOITTE & TOUCHE "LLP"
Chartered Accountants

ATS ANDLAUER INCOME FUND

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited — See Compilation Report)
For the nine month period ended September 30, 2005
(in thousands of dollars except per Unit amounts)

	The Fund Historical $	ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) Historical $	Pro Forma Adjustments (Note 3) $		The Fund Pro Forma Consolidated $
Revenue	-	120,456	-		120,456
Cost of sales	-	77,022	-		77,022
Gross margin	-	43,434	-		43,434
Expenses					
Administrative	-	7,093	4,571	(a) (e)	11,664
Terminal	-	20,736	-		20,736
Selling	-	4,353	-		4,353
Interest	-	-	178	(b)	178
	-	32,182	4,749		36,931
Income before non-controlling interest and income taxes	-	11,252	(4,749)		6,503
Non-controlling interest	-	-	1,294	(d)	1,294
Income before income taxes	-	11,252	(6,043)		5,209
Provision for income taxes	-	3,973	(3,973)	(c)	-
Net income	-	7,279	(2,070)		5,209
Net income per Unit					0.56

The accompanying notes are an integral part of these financial statements

ATS ANDLAUER INCOME FUND

PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS

(Unaudited — See Compilation Report)
For the year ended December 31, 2004
(in thousands of dollars except per Unit amounts)

	The Fund Historical $	ATS Andlauer Transportation Services Inc. (Canadian Transportation Solutions Business) Historical $	Pro Forma Adjustments (Note 3) $		The Fund Pro Forma Consolidated $
Revenue	-	127,871	-		127,871
Cost of sales	-	80,836	-		80,836
Gross margin	-	47,035	-		47,035
Expenses					
Administrative	-	8,681	6,120	(a) (e)	14,801
Terminal	-	22,426	-		22,426
Selling	-	4,771	-		4,771
Interest	-	-	238	(b)	238
	-	35,878	6,358		42,236
Income before non-controlling interest and income taxes	-	11,157	(6,358)		4,799
Non-controlling interest	-	-	955	(d)	955
Income before income taxes	-	11,157	(7,313)		3,844
Provision for income taxes	-	4,010	(4,010)	(c)	-
Net income	-	7,147	(3,303)		3,844
Net income per Unit					0.41

The accompanying notes are an integral part of these financial statements

ATS ANDLAUER INCOME FUND

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited — See Compilation Report)
For the nine months ended September 30, 2005 and the year ended December 31, 2004
(in thousands of dollars, except per Unit amounts)

1. THE FUND

ATS Andlauer Income Fund (the "Fund") is an unincorporated open-ended trust governed by the laws of the Province of Ontario pursuant to the Declaration of Trust dated August 22, 2005. The Fund was established to invest in the freight transportation business, through an indirect acquisition of the controlling interest of ATS Andlauer Transportation Services Limited Partnership ("ATS Andlauer LP") and its general partner, ATS Andlauer Transportation Services GP Inc. ("GP"). The Fund was inactive prior to completing an initial public offering (the "IPO"), and through its indirect acquisition of the controlling interest of ATS Andlauer LP, acquired certain net assets of the Canadian transportation solutions business of ATS Andlauer Transportation Services Inc. (the "Vendor") on September 30, 2005.

2. BASIS OF PRESENTATION

The accompanying unaudited pro forma consolidated financial statements include only statements of operations due to the fact that an unaudited balance sheet as at September 30, 2005 which incorporates the acquisition has already been disclosed as part of the Fund's compliance with continuous disclosure rules in its interim financial statements for the period. The accompanying unaudited pro forma consolidated statements of operations of the Fund have been prepared by management of the Fund using the accounting principles disclosed in the financial statements of the Canadian freight transportation solutions business, (the "Division") of ATS Andlauer Transportation Services Inc. The unaudited pro forma consolidated statements of operations may not be indicative of the results of operations that would have occurred if the transactions had taken place on the dates indicated or of the results of operations which may be obtained in the future. The unaudited pro forma consolidated statements of operations are not a forecast or projection of future results. The actual results of operations of the Fund for any period following the acquisition of the business will likely vary from the amounts set forth in the unaudited pro forma consolidated statements of operations and such variation may be material. The unaudited pro forma consolidated statements of operations should be read in conjunction with the unaudited balance sheet of the Fund as at September 30, 2005 and the audited financial statements of the Division of ATS Andlauer Transportation Services Inc. for the year ended October 31, 2004.

The unaudited pro forma consolidated statements of operations of the Fund have been prepared from information derived from the unaudited statement of operations of the Division for the nine month period ended July 31, 2005 and the audited statement of operations of the Division for the year ended October 31, 2004, and the adjustments
and assumptions outlined below.

3. UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS OF THE FUND

On September 30, 2005, the Fund completed an IPO of 9,324,200 trust units (the "Units") for $10.00 per Unit, for gross proceeds of $93,242. The cost of issuing Units was $7,957 for net proceeds of $85,285.

On September 30, 2005, in conjunction with the IPO, the Fund used the proceeds of the offering, together with a portion of the funds drawn under its credit facilities (the "New Credit Facilities") and the issuance of Exchangeable Limited Partnership Units of ATS Andlauer LP, to acquire certain of the net assets of the Canadian transportation solutions business of the Vendor for an aggregate purchase price of $121,047.

NOTES TO THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited — See Compilation Report)
For the nine months ended September 30, 2005 and the year ended December 31, 2004
(in thousands of dollars, except per Unit amounts)

3. UNAUDITED PRO FORMA CONSOLIDATED STATEMENTS OF OPERATIONS OF THE FUND (cont'd)

The acquisition has been accounted for by the purchase method. The purchase price is subject to a working capital adjustment which has not been finalized, and accordingly, the final allocation of fair value of net assets acquired has yet to be completed. The preliminary allocation of the purchase price is summarized as follows:

	$
Net working capital	18,098
Capital assets	2,029
Goodwill	35,320
Other intangible assets	65,600
Net assets acquired	121,047
Consideration	
Cash	93,242
Exchangeable Limited Partnership Units	23,164
Preliminary Working Capital Adjustment	4,641
	121,047

The unaudited pro forma consolidated statements of operations of the Fund for the nine month period ended September 30, 2005 and the year ended December 31, 2004 have been prepared assuming that the Fund was in operation during the periods and as if the transactions described above had occurred on January 1, 2004. The unaudited pro forma consolidated statements of operations of the Fund reflect the following assumptions and adjustments to the expenses of the Fund:

(a) The elimination of finance charges and interest on the line of credit from ATS Transportation Services Inc. will not be assumed by the Partnership.

(b) The increase in interest expense to reflect interest at 4.25% per annum on the New Credit Facilities as if the New Credit Facilities had been drawn at January 1, 2004.

(c) As the Fund is committed to distribute to its unitholders all, or virtually all, of its taxable income that would otherwise be taxable to it, the Fund itself will not be subject to income taxes. Although certain entities of the Fund will be subject to capital taxes, income taxes and future income taxes, these are not expected to be significant, and no provision for such taxes has been reflected in these statements.

(d) The allocation to the non-controlling interest of the 19.9% equity proportion of earnings related to the retained interest of the Vendor.

(e) As a result of the Acquisition, amortization expense would increase for intangible assets by $4,590 and $6,120 for the nine month period ended September 30, 2005 and the year ended December 31, 2004, respectively.

(f) The incremental general and administrative costs of the Fund for the year ended December 31, 2004, including audit fees, legal fees, transfer agent fees, unitholder communication costs, investor relations costs, trustee and director fees and any costs associated with regulatory filings have been estimated to be $700 (for the nine months ended September 30, 2005 - $525). These amounts have not been reflected in the pro forma consolidated statements of operations.

To the Directors of
ATSAndlauer Transportation Services Inc.

Auditors' Report

We have audited the balance sheets of the Canadian transportation solutions business (the "Division") of ATS Andlauer Transportation Services Inc. as at October 31, 2004 and 2003 and the statements of income, equity and cash flows for the years then ended. These financial statements are the responsibility of the Division's management. Our responsibility is to express an option on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Division as at October 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

June 23, 2005
(except as noted in Note 10 which is as of September 22, 2005)

(Signed) "SB PARTNERS LLP"
Chartered Accountants

ATS ANDLAUER TRANSPORTATION SERVICES INC.

CANADIAN TRANSPORTATION SOLUTIONS BUSINESS

DIVISIONAL BALANCE SHEETS
(in thousands of dollars)

	July 31, 2005	October 31,	
		2004	2003
	(Unaudited)		
ASSETS			
Current Assets			
Cash and cash equivalents	$ 3,417	$ 2,321	$ 2,888
Accounts receivable (Note 3)	20,553	19,778	18,426
Prepaids and deposits	971	1,377	665
	24,941	23,476	21,979
Capital assets (Note 4)	2,506	2,551	2,625
	$ 27,447	$ 26,027	$ 24,604
LIABILITIES			
Current Liabilities			
Accounts payable and accrued liabilities (Note 6)	$ 9,252	$ 12,160	$ 6,997
DIVISIONAL EQUITY			
Divisional Equity	18,195	13,867	17,607
	$ 27,447	$ 26,027	$ 24,604

Approved on Behalf of the Board

(signed) "Michael Andlauer"
Director

(signed) "Charles Robert Brogan"
Director

The accompanying notes are an integral part of these financial statements

ATS ANDLAUER TRANSPORTATION SERVICES INC.

CANADIAN TRANSPORTATION SOLUTIONS BUSINESS

DIVISIONAL STATEMENTS OF INCOME AND DIVISIONAL EQUITY
(in thousands of dollars)

	Nine months ended July 31,		Year ended October 31,	
	2005	2004	2004	2003
	(Unaudited)			
Revenue	$ 120,456	$ 91,167	$ 127,871	$ 104,679
Cost of sales	77,022	56,816	80,836	63,021
Gross margin	43,434	34,351	47,035	41,658
Expenses				
Administrative	7,093	6,531	8,681	7,721
Terminal	20,736	15,987	22,426	18,606
Selling	4,353	3,380	4,771	3,237
	32,182	25,898	35,878	29,564
Divisional income before income taxes	11,252	8,453	11,157	12,094
Provision for income taxes	3,973	3,159	4,010	4,440
Divisional income for the period	7,279	5,294	7,147	7,654
Divisional equity, beginning of period	13,867	17,607	17,607	9,171
Interdivisional equity transfer	(2,951)	(8,189)	(10,887)	782
Divisional equity, end of period	$ 18,195	$ 14,712	$ 13,867	$ 17,607

The accompanying notes are an integral part of these financial statements

ATS ANDLAUER TRANSPORTATION SERVICES INC.

CANADIAN TRANSPORTATION SOLUTIONS BUSINESS

DIVISIONAL STATEMENTS OF CASH FLOWS
(in thousands of dollars)

	July 31,		Year ended October 31,	
	2005	2004	2004	2003
	(Unaudited)			
Cash flows from operating activities				
Net income for the period	$ 7,279	$ 5,294	$ 7,147	$ 7,654
Charges not involving cash				
Amortization	405	429	593	865
	7,684	5,723	7,740	8,519
Net change in accounts receivable	(775)	3,200	(1,352)	(3,501)
Net change in accounts payable and accrued liabilities	(2,908)	424	5,163	(3,193)
Net change in other operating working capital balances	406	(107)	(712)	(258)
Cash flows from operating activities	4,407	9,240	10,839	1,567
Cash flows from investing activities				
Purchase of capital assets	(380)	(307)	(519)	(718)
Proceeds on disposal of capital assets	20	-	-	-
Interdivisional equity transfer	(2,951)	(8,189)	(10,887)	782
Cash flows from (used in) investing activities	(3,311)	(8,496)	(11,406)	64
Net increase (decrease) in cash and cash equivalents	1,096	744	(567)	1,631
Cash and cash equivalents, beginning of period	2,321	2,888	2,888	1,257
Cash and cash equivalents, end of period	$ 3,417	$ 3,632	$ 2,321	$ 2,888
Supplemental information				
Income taxes paid	$ 3,973	$ 3,159	$ 4,010	$ 4,440
Interest paid	-	-	-	-

The accompanying notes are an integral part of these financial statements

ATS ANDLAUER TRANSPORTATION SERVICES INC.

CANADIAN TRANSPORATION SOLUTIONS BUSINESS

NOTES TO THE FINANCIAL STATEMENTS

(all amounts are in thousands of dollars and amounts as at July 31, 2005 and for the periods ended July 31, 2005 and 2004 are unaudited)

1. BASIS OF PRESENTATION

Basis of accounting

These divisional financial statements represent the assets, liabilities, revenue and expenses of the Canadian transportation solutions business (the "Division") of ATS Andlauer Transportation Services Inc. (the "Company"). The following items have been removed from the balance sheet and income statement of the Company to form the Division's financial statements.

	July 31, 2005 (Unaudited)	October 31, 2004	October 31, 2003
Assets			
Income taxes recoverable	$ -	$ -	$ 82
Investments	12,164	12,164	-
Liabilities			
Management bonuses and benefits payable	6,997	4,287	11,227
Management fees payable	3,000	2,266	-
Income tax payable	1,999	1,109	-
Director and related party loans	6,200	3,904	6,210
Preferred share obligation	1,860	1,860	1,302
Equity			
Common shares	11,607	11,607	1

	Nine months ended July 31, (Unaudited)		October 31,	
	2005	2004	2004	2003
Revenue				
Interest income	$ -	$ -	$ 44	$ 226
Expenses				
Management bonuses and benefits	6,997	5,037	5,287	12,227
Management fees	3,000	2,158	2,266	-
Interest on director loan	242	262	377	-

The results of operations for the interim periods are not necessarily indicative of the results of operations for the full fiscal year. In the opinion of management, all adjustments necessary for a fair presentation are reflected in the interim periods. Historically, the Division has had higher deliveries during the fourth quarter compared to the first three quarters of the fiscal year, therefore generating higher revenue and gross margin in the final quarter

2. SIGNIFICANT ACCOUNTING POLICIES

Capital assets and amortization

Capital assets are recorded at acquisition cost. Amortization is provided as follows:

Computer equipment	30% declining balance
Furniture	20% declining balance
Leasehold improvements	term of the lease
Pickup and delivery equipment	20% declining balance

Revenue recognition

Revenue is recognized by the Division at the time goods to be shipped are received from customers at the shipping terminal. It is the Division's policy to recognize revenue on this basis as goods are generally received and shipped from the terminal in the same day.

Income taxes

The Division's results of operations are included in the income tax returns filed for the Company. The Division's income tax provision and future income tax balances have been determined for financial statement purposes as if the Division was a standalone entity and filed separate tax returns. There are no significant differences between the statutory tax rates and the Division's effective tax rate.

The Division provides for income taxes using the liability approach whereby future income tax assets and liabilities are determined based on temporary differences between financial reporting and tax bases of assets and liabilities, and are measured using the tax rates and laws that will be in effect when the differences are expected to reverse. Future income taxes are adjusted to reflect the effects of enacted or substantively enacted changes in tax laws or tax rates. Valuation allowances are established when necessary to reduce future income tax assets to the amounts expected to be realized. As there are no significant temporary differences between the financial reporting and tax base of assets and liabilities, no future income tax balances have been reported.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the period. Actual results could differ from those estimates. The more significant accounting estimates relate to revenue adjustments.

ATS ANDLAUER TRANSPORTATION SERVICES INC.

CANADIAN TRANSPORATION SOLUTIONS BUSINESS

NOTES TO THE FINANCIAL STATEMENTS

(all amounts are in thousands of dollars and amounts as at July 31, 2005 and for the periods ended July 31, 2005 and 2004 are unaudited)

3. ACCOUNTS RECEIVABLE

	July 31, 2005 (Unaudited)	October 31, 2004	October 31, 2003
Accounts receivable	$ 19,529	$ 17,874	$ 15,315
Accounts receivable - Logisti-Solve Inc. (a commonly controlled company)	934	1,772	2273
Accounts receivable - Associated Logistics Solutions Inc. (a commonly controlled company)	90	132	838
	$ 20,553	$ 19,778	$ 18,426

4. CAPITAL ASSETS

July 31, 2005 (Unaudited)	Cost	Accumulated Amortization	Net
Computer equipment	$ 479	$ 451	$ 28
Furniture	1,312	703	609
Leasehold improvements	2,907	2,279	628
Pickup and delivery equipment	2,888	1,647	1,241
	$ 7,586	$ 5,080	$ 2,506

October 31, 2004	Cost	Accumulated Amortization	Net
Computer equipment	$ 479	$ 439	$ 40
Furniture	1,312	596	716
Leasehold improvements	2,901	2,151	750
Pickup and delivery equipment	2,552	1,507	1,045
	$ 7,244	$ 4,693	$ 2,551

October 31, 2003	Cost	Accumulated Amortization	Net
Computer equipment	$ 479	$ 421	$ 58
Furniture	1,095	444	651
Leasehold improvements	2,790	1,964	826
Pickup and delivery equipment	2,360	1,270	1,090
	$ 6,724	$ 4,099	$ 2,625

(all amounts are in thousands of dollars and amounts as at July 31, 2005

5. OPERATING LINE OF CREDIT

In 2004 the Company, in conjunction with Concord Transportation Inc. (a wholly owned subsidiary) entered into a credit facility agreement providing a consolidated borrowing limit of $4,000. The operating line is secured by a general security agreement covering all assets of both companies and the personal guarantee of a Director of the Company.

In 2003 the Company had entered into a credit facility agreement whereby the Company could borrow up to $1,500. The operating line was secured by a general security agreement covering all assets of the Company and the personal guarantee of a Director of the Company.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	July 31,	October 31,	
	2005	2004	2003
	(Unaudited)		
Accounts payable and accrued liabilities	$ 8,612	$ 10,884	$ 5,996
Accounts payable - Ready Staffing Solutions (controlled by an individual related to the controlling shareholder)	366	810	444
G.S.T. payable	274	466	557
	$ 9,252	$ 12,160	$ 6,997

7. SUMMARY OF CONTRACTUAL OBLIGATIONS

As at July 31, 2005, the Division did not have any off-balance sheet arrangements other than those disclosed below:

	Premises	Equipment
2005	$ 2,650	$ 1,795
2006	6,747	4,102
2007	5,883	3,676
2008	5,444	3,354
2009	5,259	2,875
Thereafter	24,939	-
	$ 50,922	$ 15,802

8. RELATED PARTY TRANSACTIONS

During the period the Division entered into transactions with related parties. These transactions, accounted for at their exchange amount, are as follows:

(all amounts are in thousands of dollars and amounts as at July 31, 2005

8. **RELATED PARTY TRANSACTIONS (cont'd)**

	Nine months ended July 31,		Year ended October 31,	
	2005	2004	2004	2003
	(Unaudited)			
Paid transportation costs to Concord Transportation Inc. (a wholly owned subsidiary of the Company)	$ 6,359	$ 2,000	$ 3,783	$ -
Transportation revenue received from Concord Transportation Inc. (a wholly owned subsidiary of the Company)	2,383	444	1,106	-
Paid management fees to Andlauer Management Group Inc. (majority shareholder)	375	375	500	1,058
Paid for labour from Ready Staffing Solutions Inc. (controlled by an individual related to the controlling shareholder)	4,893	3,673	5,388	3,970
Paid lease payments to 9143-5271 Quebec Inc.	375	-	-	-
Paid rent for use of equipment from Andlauer Leasing Inc.	586	812	986	1,199
Received transportation revenue from Associated Logistics Solutions Inc.	368	1,905	2,610	2,945
Received transportation revenue from Logisti-Solve Inc.	9,474	9,307	11,982	10,548
Paid rent to Andlauer Properties Inc.	54	54	72	104
Paid rent to Andlauer Management Group Inc. (majority shareholder)	-	-	-	130

Related parties are commonly controlled companies unless otherwise noted.

Commencing April 2004, Concord Transportation Inc. (a wholly owned subsidiary of the Company) eliminated branches at selected locations where the Division had an existing branch. During the process of eliminating branches, service to customers that were determined to be unprofitable was also phased out.

As a result of the elimination of these branches, customers serviced by Concord Transportation Inc. were serviced thereafter by the Division. Management has represented that revenue totaling $5,694 were reported by the division from April 1, 2004 through October 31, 2004 relating to customers from the eliminated branches that were serviced by Concord Transportation Inc., previous to April 1, 2004. Management has asserted that the selected branch operations of the subsidiary were fully integrated with the Division effective November 1, 2004, and as such, revenues related to customers previously associated with the selected branches of the subsidiary are not determinable for the period ending July 31, 2005.

9. FINANCIAL INSTRUMENTS

The Division's financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities, and are considered to be shown at fair value. Unless otherwise noted, it is management's opinion that the Division is not exposed to significant interest or currency risks.

Financial instruments that potentially subject the Division to concentrations of credit risk consist principally of accounts receivable. The Division performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Potential credit risk can arise through industry conditions but as the Division is set apart from other companies in the industry, it is management's opinion that the risk is low. Concentration of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Division's customer base. As of July 31, 2005 the Division had no significant concentrations of credit risk.

10. SUBSEQUENT EVENTS

On September 22, 2005, ATS Andlauer Income Fund (the "Fund") filed a prospectus relating to the initial public offering of trust units of the Fund (the "Offering"). The Fund is an unincorporated open-ended trust established under the laws of the Province of Ontario pursuant to a declaration of trust dated August 22, 2005. The Fund has been created to invest, indirectly, in the freight transportation business, through an indirect acquisition of the controlling interest of ATS Andlauer Limited Partnership and its general partner ATS Andlauer GP Inc. Concurrent with the closing of the Offering, ATS Andlauer Limited Partnership will acquire substantially all of the assets and assume substantially all of the liabilities of the Division.